                                                              FILE NO. 333-52698


    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY __, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                               AMENDMENT NO. 1 TO


                                    FORM F-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                               724 SOLUTIONS INC.

             (Exact Name of Registrant as Specified in its Charter)

        ONTARIO                                      7372                                   INAPPLICABLE
    (State or other                      (Primary Standard Industrial                     (I.R.S. Employer
    jurisdiction of                      Classification Code Number)                   Identification Number)
    incorporation or
     organization)

                          4101 YONGE STREET, SUITE 702
                            TORONTO, ONTARIO M2P 1N6
                                 (416) 226-2900
   (Address and Telephone Number of Registrant's Principal Executive Offices)

                                GREGORY WOLFOND
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               724 SOLUTIONS INC.
                          4101 Yonge Street, Suite 702
                            Toronto, Ontario M2P 1N6
                                 (416) 226-2900
           (Name, Address and Telephone Number of Agent for Service)

                           --------------------------

                                   COPIES TO:


  ROBERT S. TOWNSEND, ESQ.        BRIAN LUDMER, ESQ.         S. MICHAEL DUNN, P.C.        SCOTT A. BARSHAY, ESQ.
  JEFFREY S. MARCUS, ESQ.           Ogilvy Renault         HARLIN R. DEAN, JR., ESQ.     Cravath, Swaine & Moore
    LLOYD HARMETZ, ESQ.       Suite 2100, P.O. Box 141     JENNIFER L. WILLIAMS, ESQ.        Worldwide Plaza
  Morrison & Foerster LLP    Royal Trust Tower, TD Centre     Brobeck, Phleger &            825 Eighth Avenue
1290 Avenue of the Americas      77 King Street West             Harrison LLP               New York, New York
     New York, New York       Toronto, Ontario M5K 1H1       4801 Plaza on the Lake             10019-7475
         10104-0012                     Canada                Austin, Texas 78746            (212) 474-1000
      (212) 468-8000               (416) 216-4001               (512) 330-4000

                           --------------------------

      APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC:
As soon as practicable after this Registration Statement becomes effective, upon the
   satisfaction or waiver of the conditions set forth in the merger agreement described herein.

                           --------------------------

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                           --------------------------


If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


                           --------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             TANTAU SOFTWARE, INC.

Dear Tantau Stockholder:

    I am writing to you today about our proposed merger with a subsidiary of 724 Solutions Inc. This merger will combine two leading providers of Internet infrastructure software for enabling secure mobile transactions into one global company, which your board of directors believes will be better positioned to grow Tantau's business and expand its customer base.


    Prior to the merger, the shares of each class of Tantau's outstanding preferred stock will be converted into shares of Tantau common stock. In the merger, we expect that each share of Tantau common stock will be converted into the right to receive an estimated 0.623 common shares of 724 Solutions.
724 Solutions' common shares are traded on the Nasdaq National Market under the trading symbol "SVNX", and on The Toronto Stock Exchange under the trading symbol "SVN". The closing price of 724 Solutions' common shares on January 3, 2001 was US$19.50 on the Nasdaq National Market, and Cdn.$29.65 on The Toronto Stock Exchange. The merger is described more fully in the accompanying information statement/prospectus.


    Approximately 10% of the common shares of 724 Solutions that each Tantau stockholder will be entitled to receive will be held in escrow following the merger in accordance with an indemnification and escrow agreement to be entered into upon completion of the merger by Tantau, 724 Solutions, an escrow agent and a representative of the Tantau stockholders. In addition, as a condition to the merger, substantially all of Tantau's stockholders, optionholders and warrantholders who own or have a right to acquire 100,000 or more shares of Tantau common stock must enter into resale restriction agreements limiting each stockholder's, optionholder's and warrantholder's ability to sell or hedge common shares of 724 Solutions acquired in the merger or upon exercise of options or warrants assumed in the merger until the expiration of specific time periods. The terms of the indemnification and escrow agreement and the resale restriction agreements are more fully described in the information statement/prospectus.

    We cannot complete the merger unless holders of a majority of the shares of each class of Tantau preferred stock, voting as separate and distinct classes, and the holders of a majority of the shares of Tantau preferred stock and Tantau common stock, voting together as a single class, approve the merger and adopt and approve the merger agreement. Tantau's board of directors has determined to seek the required approval of Tantau's stockholders by written consents. To vote FOR the approval of the merger and FOR the adoption and approval of the merger agreement you must complete, sign and return the enclosed written consent in accordance with the accompanying instructions. If you do not return a signed written consent, it will, in effect, count as a vote against the merger and the merger agreement.

    We are very excited about the opportunities we envision for the combined company. Your board of directors has unanimously approved the merger and the merger agreement and has unanimously determined that the merger agreement and the merger are advisable and that the terms of the merger agreement, including the consideration to be received by Tantau's stockholders, are fair to and in the best interests of Tantau's stockholders. Your board of directors unanimously recommends that you vote to adopt and approve the merger agreement and the merger.

    The accompanying information statement/prospectus provides detailed information about Tantau, 724 Solutions and the merger. Please give all of this information your careful attention. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 19 OF THE INFORMATION STATEMENT/PROSPECTUS.


    To vote FOR the adoption and approval of the merger agreement and the merger, please complete, sign and return the accompanying written consent in the enclosed self-addressed envelope, or by fax to (214) 468-3704, attention:
Jennifer L. Williams, for delivery to Brobeck, Phleger & Harrison LLP, Tantau's legal counsel, no later than January 12, 2001. Your execution of the written consent will also constitute your approval of the appointment of Joseph Aragona as the representative of Tantau's stockholders for purposes of the indemnification and escrow agreement, as more fully described in the information statement/prospectus.


                                         Sincerely,




                                         [Signature of John Sims]


                                         JOHN SIMS

                                         PRESIDENT AND CHIEF EXECUTIVE OFFICER

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR THE SECURITIES
OF 724 SOLUTIONS TO BE ISSUED IN THE MERGER, OR DETERMINED IF THE ACCOMPANYING INFORMATION STATEMENT/ PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    The information statement/prospectus is dated January 4, 2001, and is first being mailed to Tantau stockholders on or about January 5, 2001.

                             TANTAU SOFTWARE, INC.
                              108 WILD BASIN ROAD
                                   SUITE 110
                              AUSTIN, TEXAS 78746


             ACTION TO BE TAKEN BY WRITTEN CONSENT OF STOCKHOLDERS

    It is proposed that, by written consent of the Tantau stockholders, the following action be taken:

    The approval and adoption together as one matter of:

    - the Agreement and Plan of Merger, dated as of November 29, 2000, by and among 724 Solutions Inc., Saturn Merger Sub, Inc., a wholly owned subsidiary of 724 Solutions, and Tantau Software, Inc.;

    - the merger, under the terms of the merger agreement, of Saturn Merger Sub with and into Tantau, by which Tantau will become a wholly owned subsidiary of 724 Solutions; and

    - the appointment of Joseph Aragona as representative of the Tantau stockholders, optionholders and warrantholders under the indemnification and escrow agreement.


    Only Tantau stockholders of record at the close of business on January 2, 2001 are entitled to vote on the above matters. To vote FOR the approval and adoption of the merger agreement and the merger, which vote will include your appointment of Joseph Aragona as your representative under the indemnification and escrow agreement, please complete and sign the accompanying written consent and either mail it promptly in the enclosed postage-paid envelope, or fax a copy of it to Jennifer L. Williams of Brobeck, Phleger & Harrison LLP, Tantau's legal counsel, at (214) 468-3704, as soon as possible for delivery no later than January 12, 2001. As more fully described in the accompanying information statement/prospectus, under Delaware law, Tantau stockholders are entitled to appraisal rights in connection with the merger.


    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE AND THAT THE TERMS OF THE MERGER AGREEMENT, INCLUDING THE CONSIDERATION TO BE RECEIVED BY TANTAU'S STOCKHOLDERS, ARE FAIR TO AND IN THE BEST INTERESTS OF THE TANTAU STOCKHOLDERS. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO ADOPT AND APPROVE THE MERGER AGREEMENT AND THE MERGER.


                                          By Order of the Board of Directors,



                                          [Signature of James Treybig]


                                          JAMES TREYBIG
                                          CHAIRMAN OF THE BOARD


Austin, Texas
January 4, 2001


     PLEASE DO NOT SEND YOUR STOCK CERTIFICATES WITH YOUR WRITTEN CONSENT.

                        INFORMATION STATEMENT/PROSPECTUS
                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Questions and Answers about the Merger......................       1

Summary.....................................................       4

Comparative Historical and Pro Forma Per Share and Other
 Data.......................................................      12

Comparative Market Price Data...............................      13

724 Solutions Summary Historical Consolidated Financial
 Data.......................................................      14

Tantau Summary Historical Consolidated Financial Data.......      16

Summary Unaudited Pro Forma Consolidated Financial Data.....      17

Risk Factors................................................      19

Information Regarding Forward-Looking Statements............      31

Action to be Taken by Written Consent.......................      33

The Merger..................................................      36

The Merger Agreement and Related Documents..................      52

Market Prices of 724 Solutions' Common Shares...............      69

Market Prices of Tantau Stock...............................      69

Dividend Policy.............................................      69

Unaudited Pro Forma Consolidated Financial Statements.......      70

724 Solutions -- Selected Historical Consolidated Financial
 Data.......................................................      78

724 Solutions -- Management's Discussion and Analysis of
 Financial Condition and Results of Operations..............      80

724 Solutions -- Business...................................      91

724 Solutions -- Management.................................     105

Principal Shareholders of 724 Solutions.....................     115

724 Solutions -- Related Party Transactions.................     117

Tantau -- Selected Historical Consolidated Financial Data...     122

Tantau -- Management's Discussion and Analysis of Financial
 Condition and Results of Operations........................     123

Tantau -- Business..........................................     128

Tantau -- Security Ownership of Management and Principal
 Stockholders...............................................     131

Description of 724 Solutions' Capital Stock.................     136

Comparison of Stockholder Rights............................     140

Legal Matters...............................................     151

Experts.....................................................     151

Where You Can Find More Information about 724 Solutions.....     152

Index to Financial Statements...............................     F-1

724 Solutions Inc. Consolidated Financial Statements........     F-2

                                                                PAGE
                                                              --------
Tantau Software, Inc. Consolidated Financial Statements.....    F-27

Spyonit.com, Inc. Financial Statements......................    F-42

Ezlogin.com, Inc. Financial Statements......................    F-50

Annexes:

Annex A: Agreement and Plan of Merger.......................     A-1

Annex B: Form of Voting Agreement...........................     B-1

Annex C: Form of Resale Restriction Agreement...............     C-1

Annex D: Form of Indemnification and Escrow Agreement.......     D-1

Annex E: Appraisal and Dissenters' Rights...................     E-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q.  WHY ARE 724 SOLUTIONS AND TANTAU MERGING?

A. The boards of directors of each of 724 Solutions and Tantau took into consideration a variety of different factors in deciding to approve the merger. The parties believe that the merger will enable the combined company to become the leading provider of Internet infrastructure software that permits secure transactions using a broad range of Internet-enabled devices. 724 Solutions and Tantau believe the combined company can achieve this goal because it will be able to move faster to develop and market advanced services and technologies to its target market of leading financial institutions and other enterprises. See "The Merger -- Tantau's Reasons for the Merger" and "The Merger -- 724 Solutions' Reasons for the Merger."

Q:  WHAT WILL I, AS A STOCKHOLDER OF TANTAU, RECEIVE IN THE MERGER?

A: If the merger is completed, you will receive an estimated 0.623 common shares of 724 Solutions for each share of Tantau common stock you own at the time of completion of the merger. 724 Solutions will not issue fractional shares in connection with the merger. Instead of any fractional common shares of 724 Solutions, you will receive cash based on the market price of 724 Solutions' common shares on the closing date of the merger. See "The Merger Agreement and Related Documents -- Description of the Merger Agreement -- Consideration to be Received in the Merger."

Q. WHAT OTHER SECURITIES OF 724 SOLUTIONS ARE OUTSTANDING OTHER THAN THE COMMON SHARES THAT WILL BE ISSUED IN THE MERGER?


A. As of November 15, 2000, 724 Solutions had 39,083,867 common shares outstanding. In addition, as of September 30, 2000, 724 Solutions had outstanding options to purchase 3,876,137 common shares, which had a weighted average exercise price of $27.08 per share. See "Management -- 724 Solutions Executive Compensation -- Stock Option Plans."


Q.  WHAT CORPORATE ENTITIES ARE INVOLVED IN THE MERGER?

A. In the merger, Saturn Merger Sub, Inc., a wholly owned subsidiary of 724 Solutions, will merge with and into Tantau. Tantau will be the surviving corporation, and will continue as a wholly-owned subsidiary of 724 Solutions. See "The Merger Agreement and Related
    Documents -- Description of the Merger Agreement -- Structure."

Q:  HOW WILL THE MERGER AFFECT OPTIONS AND WARRANTS TO ACQUIRE TANTAU COMMON
    STOCK?

A: Options to purchase shares of Tantau common stock will be assumed by 724 Solutions and become exercisable for common shares of 724 Solutions after completion of the merger. The number of shares covered by these options, and their applicable exercise prices, will be adjusted using the merger exchange ratio of 0.623 common shares of 724 Solutions for each share of Tantau common stock that was subject to the applicable option prior to the merger. Currently outstanding warrants of Tantau that are not exercised prior to the merger will be similarly treated. See "The Merger Agreement and Related Documents -- Description of the Merger Agreement -- Treatment of Stock Options and Warrants."

Q: WILL TANTAU STOCKHOLDERS BE ABLE TO TRADE THE 724 SOLUTIONS COMMON SHARES THAT THEY RECEIVE IN THE MERGER?


A: Although the 724 Solutions common shares to be issued in the merger will be listed on the Nasdaq National Market under the symbol "SVNX", and on The Toronto Stock Exchange under the symbol "SVN", as a condition to 724 Solutions' obligation to complete the merger, substantially all of the stockholders, optionholders and warrantholders of Tantau owning over 100,000 shares or more of Tantau's capital stock, including shares subject to outstanding options and warrants, will be required to enter into resale restriction agreements. In addition, Tantau has agreed to use its best efforts to cause all of its stockholders, optionholders and warrantholders to enter into resale restriction agreements prior to the effective time. These agreements will restrict the sale, transfer and hedging of 724 Solutions common shares received in the merger or upon exercise of options or warrants assumed in the merger for a period of 18 months following the effective date of the merger. According to the resale restriction agreements, 15% of the shares will cease to be restricted and will become available for sale three months after closing, 15% of the shares will cease to be restricted and will become available for sale six months after closing, 15% of the shares will cease to be restricted and will become available for sale nine months after closing, 15% of the shares will cease to be restricted and will become available for sale twelve months after closing, 20% of the shares will cease to be restricted and will become available for sale fifteen months after closing, and the final 20% of the shares will cease to be restricted and will become available for sale eighteen months after closing. Under some circumstances, the release of shares subject to the resale restriction agreements may be accelerated. The resale restriction agreements are described under "The Merger Agreement and Related Documents -- Resale of 724 Solutions Common Shares -- Resale Restriction Agreements."


    In addition, persons who are deemed affiliates of Tantau will be required to comply with Rule 145 under the Securities Act in order to sell the common shares of 724 Solutions they receive in the merger or upon exercise of options or warrants assumed in the merger. Sales of 724 Solutions common shares in Canada will also be subject to restrictions under applicable Canadian securities laws described in this information statement/ prospectus. Finally, a portion of the 724 Solutions common shares and assumed options and warrants to be issued in the merger will be placed into escrow as described in the answer to the next question.

Q: WHAT PORTION OF THE 724 SOLUTIONS COMMON SHARES ISSUED IN THE MERGER WILL BE HELD IN ESCROW?

A: Under the indemnification and escrow agreement to be entered into at the closing of the merger, approximately 10% of the 724 Solutions common shares to be issued in the merger to Tantau stockholders will be placed in escrow to compensate and indemnify 724 Solutions for losses resulting from any breaches of the merger agreement by Tantau and for other specified matters. The shares will be released from escrow and distributed to the former stockholders of Tantau fifteen months after the effective time of the merger unless retained to cover unresolved pending claims. In addition, approximately 10% of the Tantau options assumed in the merger, other than the permitted interim period stock options described under "The Merger Agreement and Related Documents -- Description of the Merger
    Agreement -- Permitted Interim Period Stock Options," will be subject to cancellation to indemnify 724 Solutions under the indemnification and escrow agreement. Tantau's stockholders and optionholders may be obligated to indemnify 724 Solutions beyond the 15 month period and for amounts in excess of the securities in the escrow fund for specified matters. The indemnification and escrow agreement is described under "The Merger Agreement and Related Documents -- Indemnification and Escrow Agreement."

Q:  WHEN DO YOU EXPECT TO COMPLETE THE MERGER?


A: We currently plan to complete the merger in the first quarter of 2001.
    However, because the merger is subject to several conditions, we cannot predict the exact timing.

Q:  WHAT DO I NEED TO DO NOW TO VOTE FOR THE MERGER AGREEMENT AND THE MERGER?


A: After carefully reading and considering the information contained in this document, please complete and sign your written consent if you wish to approve and adopt the merger agreement and the merger. Then either mail your completed, signed and dated written consent in the enclosed return envelope, or fax a copy of it to Jennifer L. Williams of Brobeck, Phleger &
    Harrison LLP, Tantau's legal counsel, at (214) 468-3704, as soon as possible for delivery no later than January 12, 2001 so that your shares are counted toward approval of the merger. See "Action to Be Taken by Written Consent."


Q:  WHAT HAPPENS IF I DON'T RETURN A WRITTEN CONSENT?

A: Not returning your written consent will have the same effect as voting against adoption and approval of the merger agreement and against approval of the merger.

Q:  CAN I CHANGE MY VOTE AFTER I HAVE MAILED OR FAXED MY SIGNED WRITTEN CONSENT?


A: Yes. You can change your vote at any time before January 12, 2001 by sending a written notice stating that you would like to revoke your written consent. See "Action to Be Taken by Written Consent -- Revoking Consents." However, Tantau stockholders and optionholders who are parties to voting agreements with 724 Solutions may not revoke the proxies they granted to 724 Solutions under those agreements. The voting agreements are described under "The Merger Agreement and Related Documents -- Stockholder Voting Agreements."


Q:  WILL THE MERGER BE TAXABLE TO ME?

A: The merger generally will not be taxable to Tantau stockholders. Tantau stockholders who exchange their shares of Tantau common stock solely for common shares of 724 Solutions in the merger will not recognize any gain or loss on the exchange for United States federal income tax purposes. However, Tantau stockholders will be subject to taxes relating to any cash received in lieu of fractional common shares of 724 Solutions. The merger will not have any tax consequences for 724 Solutions' stockholders. To review the tax consequences of the merger to Tantau's stockholders in greater detail, see "The Merger -- Material United States Federal and Canadian Income Tax Consequences."

Q:  SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. If the merger is completed, we will send you written instructions for exchanging your Tantau stock certificates for 724 Solutions stock certificates. See "The Merger Agreement and Related Documents -- Description of the Merger Agreement -- Procedures for Exchanging Stock Certificates."

Q:  AM I ENTITLED TO DISSENTERS' OR APPRAISAL RIGHTS IN CONNECTION WITH THE
    MERGER?

A: Yes. Under applicable Delaware law, you are entitled to dissenters' or appraisal rights in connection with the merger. See "The
    Merger -- Dissenters' Rights/Appraisal Rights."

Q:  ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE
    MERGER?

A: Yes. We have set out in the section entitled "Risk Factors" beginning on page 19 of this document a number of risk factors that you should consider carefully in connection with the merger and the related conversion of your shares of Tantau capital stock into common shares of 724 Solutions.

Q:  WHO CAN HELP ANSWER MY QUESTIONS ABOUT THE MERGER?

A: Tantau stockholders may call Mr. John Reece, Chief Financial Officer of
    Tantau, at (512) 306-4204, with any questions that they may have about the merger.

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF THE INFORMATION CONTAINED IN THIS DOCUMENT AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD CAREFULLY READ THIS ENTIRE DOCUMENT AND THE OTHER DOCUMENTS WE REFER TO FOR A MORE COMPLETE UNDERSTANDING OF THE MERGER AND RELATED TRANSACTIONS. SEE "WHERE YOU CAN FIND MORE INFORMATION ABOUT 724 SOLUTIONS" FOR ADDITIONAL SOURCES OF INFORMATION. BECAUSE THIS DOCUMENT CONSTITUTES A PROSPECTUS FOR 724 SOLUTIONS' SECURITIES, THE TERMS "WE" AND "OUR" REFER TO 724 SOLUTIONS.

THE COMPANIES

                               724 SOLUTIONS INC.
                          4101 YONGE STREET, SUITE 702
                            TORONTO, ONTARIO M2P 1N6
                                     CANADA

    We provide Internet infrastructure software solutions that enable our customers to deliver services involving transactions such as online banking, brokerage and mobile electronic commerce, or m-commerce. Using our 724 platform, these services can be delivered across a wide range of Internet-enabled wireless and consumer electronic devices. Our products currently enable consumers to securely access these services through network service providers using digital mobile phones, personal digital assistants, two-way pagers and personal computers. Our customers are now in the initial phases of offering m-commerce services based upon our products. With critical security features built in, our products can be quickly implemented and integrated with existing systems, and scaled or expanded to accommodate future growth. Using our 724 platform and related products, our customers can provide new levels of service in an easy to use, personalized manner. Our customers may operate our software solutions within their own facilities, or we can provide them with our application hosting services.

    Our product offering consists of two categories of components: a base technology layer called the 724 platform, and a suite of features and functions for consumers, called the 724 applications, which include financial service applications and our LiveClips service, together with our 724 alerts and m-commerce and content applications, and which can be used together with the underlying platform infrastructure.

    In recent months, we have entered into new license agreements with additional financial institutions, and have begun to provide application hosting services to our customers. We have also completed three acquisitions, including:

    - YRLess, which has developed a carrier-grade short messaging service gateway that we plan to use to enhance our ability to quickly connect our services to carriers. The YRLess gateway includes advanced features that are designed to enhance its operation with different networks, including functions that control the amount of messages that cross a network, advanced security features and anti-spamming features.

    - ezlogin, a developer of Internet infrastructure tools for user-directed personalization that are now the basis of our LiveClips product, which we introduced in September 2000. LiveClips is a comprehensive aggregation tool designed to enable our customers to provide consumers with a consolidated view of their online accounts and other items of personal interest across a wide range of Internet-enabled devices.

    - Spyonit, which has developed intelligent alerting infrastructure software that monitors the Internet or other data sources for items of interest, such as stock prices, product sales and auction bids, and which notifies a consumer when a particular condition selected by the consumer is met.

                             TANTAU SOFTWARE, INC.
                         108 WILD BASIN ROAD, SUITE 110
                              AUSTIN, TEXAS 78746
                                 (512) 306-4200


    Tantau is a global provider of software and services that enable enterprises to conduct high-volume, secure, m-commerce transactions while maintaining direct access to their customers. Tantau's Wireless Internet Platform creates a link for a variety of wireless and wired devices -- including cellular telephones, personal digital assistants, pagers and web browsers -- to interact with enterprise applications and data sources. Tantau's Wireless Internet Platform allows enterprises to offer access to their Internet e-commerce activities, such as banking, stock trading and shopping, through wireless mobile devices. Tantau's software is structured to ensure scalability, availability, transaction security and integrity. Through the use of wireless application protocol (WAP) and other technologies, Tantau's Wireless Internet Platform is designed to be interoperable with a wide variety of wireless devices, networks, protocols and operating systems. Headquartered in Austin, Texas, Tantau maintains offices throughout Europe, the United States, and the Asia/Pacific region, with significant engineering operations in Germany, Switzerland and Finland.

ACTION TO BE TAKEN BY WRITTEN CONSENT


    TIMING. All written consents must be received at 2001 Ross Avenue, Suite 2500, Dallas, Texas 75201, Attention: Jennifer L. Williams, by January 12, 2001 to be counted toward approval of the merger.


    MATTERS TO BE APPROVED BY WRITTEN CONSENT. By written consent, the holders of Tantau stock will be asked to approve the merger, adopt and approve the merger agreement, and approve the appointment of Joseph Aragona as the representative of Tantau's stockholders, optionholders and warrantholders under the indemnification and escrow agreement.


    RECORD DATE. The close of business on January 2, 2001 is the record date for determining which holders of Tantau stock are entitled to vote on the matters to be approved by written consent. At the record date, there were approximately 7,748,366 shares of Tantau common stock outstanding, 12,850,000 shares of Tantau Series A preferred stock outstanding, and 6,472,785 shares of Tantau Series B preferred stock outstanding.


    Holders of Tantau common stock and Tantau preferred stock as of the record date are entitled to one vote per share on each matter to be approved by written consent.

CONSENT REQUIRED

    Adoption of the merger agreement by Tantau's stockholders is required under Delaware law and Tantau's certificate of incorporation. The proposal to approve and adopt the merger agreement and the merger requires the affirmative vote or consent of:

    - the holders of a majority of the outstanding shares of Tantau common stock and Tantau preferred stock, voting together as a single class;

    - the holders of a majority of the outstanding shares of Tantau Series A preferred stock, voting as a distinct and separate class; and

    - the holders of a majority of the outstanding shares of Tantau Series B preferred stock, voting as a distinct and separate class.

SHARE OWNERSHIP OF MANAGEMENT


    As of the record date, the executive officers and directors of Tantau and their affiliates collectively owned approximately 17,047,993 shares of Tantau common stock and Tantau preferred stock, together representing approximately 63.0% of the total outstanding Tantau capital stock, consisting of: 9,840,000 shares of Tantau Series A preferred stock, representing approximately 76.6% of the total outstanding Tantau Series A preferred stock; 2,855,743 shares of Tantau Series B preferred stock, representing approximately 44.1% of the total outstanding Tantau Series B Preferred Stock; and 4,352,250 shares of Tantau common stock, representing approximately 56.2% of the total outstanding Tantau common stock.


    The executive officers and directors of Tantau and their affiliates who own shares of Tantau capital stock have entered into voting agreements with 724 Solutions. Under these agreements, these stockholders have agreed to vote their shares for the approval and adoption of the merger agreement and the merger.

SHARES SUBJECT TO VOTING AGREEMENTS


    Pursuant to voting agreements entered into with 724 Solutions by the executive officers and directors of Tantau and their affiliates who own shares of Tantau capital stock and by several stockholders who are affiliates of Tantau, Tantau stockholders holding 4,352,250 shares of Tantau common stock, 12,240,000 shares of Tantau Series A preferred stock, and 4,774,257 shares of Tantau Series B preferred stock, representing approximately 56.2% of the shares of Tantau common stock outstanding on the record date, 95.3% of the shares of Tantau Series A preferred stock outstanding on the record date, and 73.7% of the shares of Tantau Series B preferred stock outstanding on the record date, have agreed to vote for adoption and approval of the merger agreement and the merger. The Tantau stockholders who entered into voting agreements also granted proxies to 724 Solutions to vote for adoption and approval of the merger agreement and the merger. The vote by the stockholders party to the voting agreements of their shares in favor of the merger agreement and the merger will be sufficient to adopt and approve the merger agreement and the merger under Delaware law and Tantau's certificate of incorporation. Additional optionholders of Tantau have also executed voting agreements in which they have agreed to vote the shares issued upon exercise of these options prior to the record date, if any, in favor of the merger agreement and the merger. See "The Merger Agreement and Related Documents -- Stockholder Voting Agreements."


    A form of the stockholder voting agreements is attached as Annex B to this information statement/ prospectus. We encourage you to read this document carefully.

RECOMMENDATION OF THE TANTAU BOARD OF DIRECTORS

    The Tantau board of directors has unanimously approved the merger and the merger agreement and has unanimously determined that the merger agreement and the merger are advisable and that the terms of the merger agreement, including the consideration to be received by Tantau's stockholders, are fair to and in the best interests of the Tantau stockholders.

    THE TANTAU BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TANTAU STOCKHOLDERS VOTE TO ADOPT AND APPROVE THE MERGER AGREEMENT AND THE MERGER.

THE MERGER

    724 Solutions, Saturn Merger Sub, Inc., a wholly owned subsidiary of 724 Solutions, and Tantau have entered into a merger agreement that provides for the merger of Saturn Merger Sub with and into Tantau. Tantau will be the surviving corporation in the merger and will become a wholly owned subsidiary of 724 Solutions. As a condition to 724 Solutions' obligations to complete the merger, all of the outstanding shares of Tantau's preferred stock must be converted into shares of Tantau common stock prior to the merger. In the merger, we expect that each share of Tantau common stock will be converted into the right to receive an estimated 0.623 common shares of 724 Solutions. We urge you to read the merger agreement, which is included as Annex A to this information statement/prospectus, carefully and in its entirety.

CONDITIONS TO THE MERGER

    The completion of the merger is subject to the satisfaction of a number of conditions, including:

    - adoption and approval of the merger agreement and the merger by Tantau's stockholders;


    - the continued accuracy in all material respects of 724 Solutions' and Tantau's representations and warranties in the merger agreement;


    - the delivery of resale restriction agreements (see "The Merger Agreement and Related Documents -- Resale of 724 Solutions' Common Shares -- Resale Restriction Agreements") by substantially all of the stockholders, optionholders and warrantholders owning, or having the right to receive upon the exercise of options or warrants, 100,000 or more shares of Tantau capital stock;

    - the absence of any material adverse effect on the respective businesses, assets, financial condition or results of operations of 724 Solutions and Tantau;

    - holders of no more than 5% of Tantau's capital stock shall have exercised appraisal rights under Delaware law;

    - conversion of all of the outstanding shares of Tantau preferred stock into shares of Tantau common stock; and

    - receipt by Tantau of an opinion of tax counsel that the merger will be treated as a tax-free reorganization.

    Some of the closing conditions may be waived by the party entitled to assert the conditions. See "The Merger Agreement and Related Documents -- Description of the Merger Agreement -- Conditions to Completion of the Merger."

REQUIRED REGULATORY APPROVALS

    The merger is subject to the Hart-Scott-Rodino Act. 724 Solutions and Tantau have made the required filings with the Department of Justice and the applicable waiting periods associated with those filings expired in December 2000. However, the Department of Justice and the Federal Trade Commission, as well as a state antitrust authority or private person, may challenge the merger at any time before its completion. Neither 724 Solutions nor Tantau is aware of any other material regulatory approval required for the merger, other than compliance with applicable corporate law of Delaware, and except for approvals already obtained. See "The Merger -- Regulatory and Other Approvals."

TERMINATION OF THE AGREEMENT

    724 Solutions and Tantau may terminate the merger agreement at any time prior to the merger by mutual consent. In addition, either 724 Solutions or Tantau may terminate the merger agreement:

    - if the other party shall have breached any of its representations, warranties, covenants or agreements set forth in the merger agreement, and that breach:

       - would give rise to the failure of a condition to the obligation of the party seeking to terminate, as set forth in the merger agreement, and

       - has not been, or is incapable of being, cured within 30 days after the breaching party has been notified of its breach;

    - if any legal restraint preventing the completion of the merger shall have become final and nonappealable;

    - if the required Tantau stockholder approval is not obtained; or

    - if the merger shall not have been completed on or before March 31, 2001.

    The right to terminate the merger agreement described in the last bullet point above will not be available to any party whose failure to perform its obligations results in the failure of the merger to be completed by March 31, 2001. See "The Merger Agreement and Related Documents -- Description of the Merger Agreement -- Termination of the Merger Agreement."

NO SOLICITATION OF OTHER TAKEOVER PROPOSALS

    Tantau has agreed that it will not, and that it will cause its officers, directors, employees and other representatives not to, solicit, initiate or encourage, or participate in any discussions or negotiations with respect to, any takeover proposal involving Tantau. See "The Merger Agreement and Related Documents -- Description of the Merger Agreement -- Other Covenants of Tantau."

FEE PAYABLE IF APPRAISAL RIGHTS CONDITION NOT SATISFIED

    If the closing condition requiring that holders of no more than 5% of Tantau's capital stock shall have exercised appraisal rights is not satisfied and a takeover proposal with respect to Tantau has been announced or publicly disclosed, or disclosed to Tantau stockholders generally, Tantau must pay a fee to 724 Solutions in the amount of $12.0 million. See "The Merger Agreement and Related Documents -- Description of the Merger Agreement -- Fee Payable if Appraisal Rights Condition Not Satisfied."

INTERESTS OF RELATED PERSONS IN THE MERGER

    In considering the recommendations of Tantau's board of directors, you should be aware that some directors and executive officers of Tantau have interests in the merger that are different from, or in addition to, your interests. In particular:

    - three of the directors of Tantau and one of the members of Tantau's advisory board will become directors of 724 Solutions after the merger;

    - some of the executive officers of Tantau have entered into employment agreements with 724 Solutions and will become executive officers of 724 Solutions after the merger, including John Sims, who will become the chief executive officer;

    - the executive officers and certain employees of Tantau will receive grants of additional options for Tantau common stock immediately prior to, and subject to completion of, the merger; and

    - Tantau's directors and officers will receive continuing indemnification against specified types of liabilities from 724 Solutions.

    See "The Merger -- Interests of Certain Persons in the Merger."

PERMITTED INTERIM PERIOD STOCK OPTIONS

    The merger agreement permits Tantau to grant options meeting specified criteria prior to the merger. These options, which are referred to as permitted interim period stock options, will be assumed by 724 Solutions in the merger, but will not count against the aggregate 19 million 724 Solutions common shares, options and warrants issuable in the merger in exchange for shares of Tantau capital stock, Tantau's other options to be assumed in the merger and warrants to acquire Tantau common stock. These permitted interim period stock options will include:

    - Tantau stock options convertible into options to acquire an aggregate of
      1.5 million common shares of 724 Solutions which will be issued to the executive officers and specified other employees of Tantau immediately prior to the merger; and

    - options to acquire up to 500,000 shares of Tantau common stock which may be issued to newly hired employees and promoted employees prior to the merger.

ACCOUNTING TREATMENT


    The merger will be accounted for using the purchase method of accounting under generally accepted accounting principles, with 724 Solutions having acquired Tantau. See "The Merger -- Accounting Treatment."


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The merger is intended to qualify, for United States federal income tax purposes, as a "tax-free reorganization" so that generally, no gain or loss would be recognized by Tantau stockholders. It is a condition to consummation of the merger that Tantau will have received an opinion of its tax counsel to the effect that the merger will constitute a reorganization within the meaning of
Section 368(a)(1)(B) of the U.S. Internal Revenue Code of 1986, as amended. For a further discussion of the U.S. federal income tax consequences of the merger, see "The Merger -- Material United States Federal and Canadian Income Tax Consequences." Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

EXPENSES

    Each of 724 Solutions and Tantau will bear all expenses it incurs in connection with the merger. However, 724 Solutions and Tantau will share equally the costs of preparing and filing the registration statement of which this information statement/prospectus is a part with the Securities and Exchange Commission, the cost of printing and mailing this information statement/prospectus, and the filing fees incurred in connection with obtaining regulatory approval under the Hart-Scott-Rodino Act.

APPRAISAL RIGHTS

    Under Delaware law, Tantau stockholders are entitled to appraisal rights in connection with the merger, subject to conditions discussed more fully elsewhere in this information statement/prospectus. Appraisal rights entitle a dissenting stockholder, under some conditions, to receive a valuation of their shares and a payment of that value in cash. Failure to follow the steps required by law for perfecting appraisal rights may lead to the loss of those rights, in which case the stockholder will be treated in the same manner as other non-dissenting stockholders. In view of the complexity of the law relating to appraisal rights, Tantau stockholders who are considering objecting to the merger should consult their own legal advisors. See Annex E for a reproduction of Section 262 of the Delaware General Corporation Law relating to dissenters' rights, and see "The Merger -- Dissenters' Rights/Appraisal Rights."

RESALE OF 724 SOLUTIONS' COMMON SHARES

    GENERAL. 724 Solutions' common shares to be issued to Tantau's stockholders in connection with the merger are being registered under the U.S. Securities Act of 1933, as amended. Accordingly, all of the common shares received by Tantau's stockholders in the merger will be freely transferable, except as described in the next paragraph and except that the common shares received by persons who are deemed to be "affiliates," as such term is defined under the Securities Act, of Tantau prior to the merger may be resold by them in the U.S. only in transactions permitted by the resale provisions of Rule 145 under the Securities Act, or Rule 144 in the case of such persons who become affiliates of 724 Solutions, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of 724 Solutions or Tantau generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include the directors and certain officers of that party as well as principal stockholders of that party. Sales of 724 Solutions' common shares in Canada will also be subject to Canadian securities laws. See "The Merger Agreement and Related Documents -- Resale of 724 Solutions' Common Shares."

    RESALE RESTRICTION AGREEMENTS. As a condition to 724 Solutions' obligation to complete the merger, substantially all of Tantau's stockholders, optionholders and warrantholders owning 100,000 or more shares of Tantau stock, including shares subject to outstanding options and warrants, must enter into a resale restriction agreement. In addition, Tantau has agreed to use its best efforts to cause all of its stockholders and optionholders to enter into resale restriction agreements prior to the effective time. These agreements will restrict their ability to sell, transfer or hedge the 724 Solutions common shares issued in the merger or issuable upon exercise of options or warrants assumed in the merger during the 18 month period following the effective time of the merger. The 724 Solutions common shares issued in the merger will be released from these restrictions in a series of installments as follows:

    - 15% of these shares will be released three months after the effective time;

    - 15% of these shares will be released six months after the effective time;

    - 15% of these shares will be released nine months after the effective time;

    - 15% of these shares will be released twelve months after the effective time;

    - 20% of these shares will be released fifteen months after the effective time; and

    - 20% of these shares will be released eighteen months after the effective time.

    Under some circumstances, the release of the 724 Solutions common shares subject to the resale restriction agreements may be accelerated. The resale restriction agreements will also require the Tantau stockholders to agree to enter into customary lock-up arrangements if 724 Solutions conducts an underwritten public offering in the four year period following the effective time. See "The Merger Agreement and Related Documents -- Resale of 724 Solutions' Common Shares -- Resale Restriction Agreements."

    A form of the resale restriction agreement is attached as Annex C to this information statement/ prospectus. We encourage you to read this document carefully.

INDEMNIFICATION AND ESCROW AGREEMENT

    At the closing of the merger, 724 Solutions, Tantau and the representative of the Tantau stockholders will enter into an indemnification and escrow agreement with an escrow agent acceptable to the parties. In addition, Tantau has agreed to use its best efforts to cause all of its stockholders, optionholders and warrantholders to consent in writing to be deemed to be a party to, and to agree to be bound by the terms of, the indemnification and escrow agreement. This agreement will provide that 1.9 million of the 724 Solutions common shares to be issued in the merger in exchange for Tantau stock or to be reserved for issuance upon the exercise of Tantau options and warrants assumed in the merger, other than permitted interim period stock options, will be available to indemnify and compensate 724 Solutions for losses resulting from breaches of Tantau's representations, warranties and covenants contained in the merger agreement and for other specified matters. Subject to retention for unresolved pending claims, the shares, options and warrants subject to the indemnification and escrow agreement and not previously canceled by 724 Solutions in satisfaction of claims for indemnification, will be distributed to the former Tantau stockholders, optionholders and warrantholders 15 months after the effective time. The indemnification and escrow agreement also provides that Tantau stockholders, optionholders and warrantholders will be obligated to indemnify 724 Solutions beyond the 15 month period of the escrow fund and for amounts in excess of the value of the shares, options and warrants subject to the escrow fund for specified matters, subject to limitations on the amount recoverable for these matters. See "The Merger Agreement and Related
Documents -- Indemnification and Escrow Agreement."

    A form of the indemnification and escrow agreement is attached as Annex D to this information statement/prospectus. We encourage you to read this document carefully.

THE STOCKHOLDER REPRESENTATIVE

    Joseph Aragona has been recommended by the Tantau board of directors to serve as the representative of, and to act on behalf of, Tantau's stockholders, optionholders and warrantholders, under the indemnification and escrow agreement. In the written consent, stockholders of Tantau are being asked to appoint Mr. Aragona as the stockholder representative. In addition, each Tantau stockholder, optionholder and warrantholder who executes a resale restriction agreement will also appoint the stockholder representative as that party's representative under that agreement. For a description of the powers that may be exercised by the stockholder representative, please see "The Merger Agreement and Related Documents -- Stockholder Representative."

         COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE AND OTHER DATA

    The following tables set forth comparative historical and pro forma per share data relating to 724 Solutions, and historical per share and other data of Tantau.

724 SOLUTIONS: BOOK VALUE PER SHARE

DATE                                                 ACTUAL HISTORICAL   PRO FORMA 1(1)   PRO FORMA 2(2)
----                                                 -----------------   --------------   --------------
September 30, 2000.................................        $7.24             $7.24            $10.66
December 31, 1999..................................        $2.11             $3.88            $ 9.13

------------

(1) This column gives effect to our acquisitions of ezlogin and Spyonit as if these transactions had taken place as of the dates shown. As the acquisitions of ezlogin and Spyonit both occurred prior to September 30, 2000, the Pro Forma 1 book value per share is the same as the actual historical as at September 30, 2000. The December 31, 1999 Pro Forma 1 book value per share gives effect to the acquisition of ezlogin as if the transaction had taken place on December 31, 1999. Spyonit was inactive on December 31, 1999 and, therefore, the acquisition of Spyonit does not affect the calculation of the Pro Forma 1 December 31, 1999 amount.

(2) This column gives effect to the acquisitions as described above, as well as the Tantau merger, as if these transactions had taken place as of the dates shown.

724 SOLUTIONS: LOSS PER SHARE FROM CONTINUING OPERATIONS

PERIOD                                               ACTUAL HISTORICAL   PRO FORMA 1(1)   PRO FORMA 2(2)
------                                               -----------------   --------------   --------------
Nine months ended September 30, 2000...............       $(1.13)            $(1.76)          $(3.12)
Year ended December 31, 1999.......................       $(0.82)            $(2.43)          $(4.08)

------------

(1) This column gives effect to our acquisitions of ezlogin and Spyonit as if these transactions had taken place as of the first day of the periods presented.

(2) This column gives effect to the above acquisitions, as well as the Tantau merger, as if these transactions had taken place as of the first day of the periods presented.

TANTAU: BOOK VALUE PER SHARE

DATE                                                          ACTUAL HISTORICAL
----                                                          -----------------
September 30, 2000..........................................        $0.27
December 31, 1999...........................................        $0.29

TANTAU: LOSS PER SHARE FROM CONTINUING OPERATIONS

PERIOD                                                        ACTUAL HISTORICAL(1)
------                                                        --------------------
Nine months ended September 30, 2000........................         $(0.55)
Year ended December 31, 1999................................         $(1.74)

------------

(1) Assuming the conversion of Tantau's Series A and Series B preferred stock into common stock.

    Neither 724 Solutions nor Tantau declared or paid any dividends to the holders of their capital stock during any of the fiscal periods described in this information statement/prospectus.

                         COMPARATIVE MARKET PRICE DATA

    724 Solutions' common shares are traded on the Nasdaq National Market under the symbol "SVNX", and on The Toronto Stock Exchange under the symbol "SVN". None of Tantau's securities are traded on any exchange, and there is no established trading market for Tantau stock. The information shown in the table below presents the closing price per share for 724 Solutions' common shares on November 28, 2000, the last full trading day prior to the public announcement of the merger, and, applying such closing prices, the equivalent value per share of Tantau's common stock based upon the estimated 17.0 million common shares of 724 Solutions that will be issued on the closing date of the merger in accordance with the terms of the merger agreement, and the number of shares of Tantau's common stock expected to be outstanding at the effective time. Because the consideration per share of Tantau common stock to be received in the merger is fixed in the merger agreement, the equivalent value per share of Tantau's common stock will fluctuate from time to time with the market price of 724 Solutions' common shares.

CLOSING MARKET PRICE AS OF NOVEMBER 28, 2000                  724 SOLUTIONS     TANTAU
--------------------------------------------                  -------------   ----------
Nasdaq......................................................   US$19 11/16    US$  12.29
Toronto Stock Exchange......................................   Cdn.$30.00     Cdn.$18.72


    On January 3, 2001, the last full trading date prior to the date of this information statement/ prospectus, the closing price per share of 724 Solutions' common shares was US$19.50 on the Nasdaq National Market and Cdn.$29.65 on The Toronto Stock Exchange, resulting in Tantau common stockholders receiving in the merger 724 Solutions common shares having an approximate value of US$12.15 and Cdn.$18.47 per Tantau share as of such date. See "Market Prices of 724 Solutions' Common Shares." Holders of Tantau's capital stock are urged to obtain current market quotations for 724 Solutions' common shares.

          724 SOLUTIONS SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

    Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with U.S. generally accepted accounting principles except as disclosed in note 14 to our consolidated financial statements. The following summary consolidated financial data should be read with "724 Solutions -- Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and notes appearing elsewhere in this document. The consolidated statements of operations data for the period from July 28, 1997 (inception) to December 31, 1997 and for the years ended December 31, 1998 and December 31, 1999, and the consolidated balance sheet data as of December 31, 1998 and 1999, were derived from our consolidated financial statements, which have been audited by KPMG LLP. The consolidated statements of operations data for the nine months ended September 30, 1999 and September 30, 2000 and the consolidated balance sheet data as of September 30, 1999 were derived from the unaudited interim consolidated financial statements for these periods and have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments necessary for the fair presentation of the results of operations for such periods. Please note that our operating results for these nine-month periods are not necessarily indicative of the results of operations for a full year or for any other future period.

                                                                                                  PERIOD FROM
                                                   NINE MONTHS ENDED           YEARS ENDED       JULY 28, 1997
                                                     SEPTEMBER 30,            DECEMBER 31,       (INCEPTION) TO
                                               -------------------------   -------------------    DECEMBER 31,
                                                  2000          1999         1999       1998          1997
                                               -----------   -----------   --------   --------   --------------
                                               (Unaudited)   (Unaudited)
                                                  (In thousands of U.S. dollars, except shares and per share amounts)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue:
  Product....................................   $  8,835       $ 1,314     $  1,697   $ 1,678        $--
  Less: Stock-based compensation related to
    software development.....................       (248)       (1,273)      (1,644)   (1,395)       --
Services.....................................      4,606           788        1,169       208        --
                                                --------       -------     --------   -------        ------
Net revenue..................................     13,193           829        1,222       491        --
Operating expenses(1):
  Cost of net revenue........................      8,744           816        1,858        82        --
  Research and development...................     20,769         4,433        7,255     2,194            44
  Sales and marketing........................      9,748         1,124        2,598       405            39
  General and administrative.................     12,797         1,902        3,634       528            82
  Depreciation...............................      2,314           445          752        88        --
  Amortization of intangibles................      9,267        --            --        --           --
                                                --------       -------     --------   -------        ------
  Total operating expenses...................     63,639         8,720       16,097     3,297           165
                                                --------       -------     --------   -------        ------
Loss from operations.........................    (50,446)       (7,891)     (14,875)   (2,806)         (165)
Interest income..............................      8,643           341        1,044       107            10
Equity in loss of affiliate..................       (543)       --            --        --           --
Dilution gain................................      1,229        --            --        --           --
                                                --------       -------     --------   -------        ------
Loss for the period..........................   $(41,117)      $(7,550)    $(13,831)  $(2,699)       $ (155)
                                                ========       =======     ========   =======        ======
Basic and diluted loss per share.............   $  (1.13)      $ (0.57)    $  (0.82)  $ (0.47)       $(0.06)
                                                ========       =======     ========   =======        ======
Weighted-average number of shares used in
  computing basic and diluted loss per share
  (in thousands).............................     36,246        13,301       16,887     5,784         2,752
                                                ========       =======     ========   =======        ======
(1) Included in the above operating expense
    line items are non-cash stock-based
    compensation expenses for the following
    amounts..................................   $  3,854       $   124     $    165   $   181        $--
                                                ========       =======     ========   =======        ======

                                                                                  DECEMBER 31,
                                                              SEPTEMBER 30,    -------------------
                                                                   2000          1999       1998
                                                              --------------   --------   --------
                                                               (Unaudited)
                                                                (In thousands of U.S. dollars)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents...................................     $ 19,915      $65,287     $2,976
Short-term investments......................................      158,062        --         --
Working capital.............................................      170,795       58,805      2,333
Intangible and other assets.................................       90,750        1,100      --
Total assets................................................      297,266       73,242      3,892
Total shareholders' equity..................................      282,858       62,168      3,193
                                                                 ========      =======     ======

             TANTAU SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

    Tantau's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. The following summary historical consolidated financial data of Tantau has been derived from Tantau's historical consolidated financial statements, which have been audited by KPMG LLP. The summary consolidated financial data presented below should be read in conjunction with "Tantau -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and Tantau's consolidated financial statements and the notes thereto contained elsewhere in this information statement/prospectus.


                                                                                      PERIOD FROM
                                                                                   FEBRUARY 11, 1999
                                                              NINE MONTHS ENDED      (INCEPTION) TO
                                                             SEPTEMBER 30, 2000    DECEMBER 31, 1999
                                                             -------------------   ------------------
                                                                  (In thousands of U.S. dollars)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenue:
    Software license revenue...............................         $  5,413             $ 2,296
    Professional services revenue..........................            1,161                 580
                                                                    --------             -------
  Total revenue............................................            6,574               2,876
                                                                    --------             -------
  Cost of revenue:
    Software license.......................................              133                 155
    Professional services..................................              897                 601
                                                                    --------             -------
  Total cost of revenue....................................            1,030                 756
                                                                    --------             -------
  Gross profit.............................................            5,544               2,120
  Operating expenses:
    Research and development...............................            5,808               3,328
    Sales and marketing....................................            7,550               2,637
    General and administrative.............................            6,155               4,480
                                                                    --------             -------
  Total operating expenses.................................           19,513              10,445
  Loss from operations.....................................          (13,969)             (8,325)
  Other income (expense):
    Gain on sales of assets................................            5,213            --
    Realized loss on investment in Accrue
      Software, Inc........................................          (31,413)           --
    Interest expense.......................................             (550)           --
    Interest income........................................            1,080                 247
                                                                    --------             -------
  Net other income (expense)...............................          (25,670)                247
                                                                    --------             -------
  Net loss.................................................         $(39,639)            $(8,078)
                                                                    ========             =======


                                                              SEPTEMBER 30, 2000    DECEMBER 31, 1999
                                                              -------------------   ------------------
                                                                   (In thousands of U.S. dollars)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...........................................       $ 27,698               $ 3,259
  Total assets..............................................         62,910                 7,529
  Note payable, net of current portion and discount.........          3,380              --
  Deferred gain on sales of assets, net of current
    portion.................................................         17,516              --
  Series A redeemable, convertible preferred stock..........         12,533                12,533
  Series B redeemable, convertible preferred stock..........         39,939              --
  Series B redeemable, convertible preferred stock purchase
    warrants................................................          1,655              --
  Stockholders' deficit.....................................        (45,239)               (7,255)

            SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

    We have prepared the summary unaudited pro forma consolidated financial data for the fiscal year ended December 31, 1999 and the nine months ended
September 30, 2000, and as of September 30, 2000, based on the historical consolidated financial statements and other financial statements included elsewhere in this information statement/prospectus. The pro forma consolidated financial data are set forth to give effect to:


    - our acquisitions of ezlogin and Spyonit, which acquisitions occurred prior to September 30, 2000; and


    - the above two acquisitions, together with the proposed acquisition of Tantau, as if these acquisitions had been completed at the date of commencement of operations during 1999 of each of the acquired companies' operations.

    The historical consolidated financial statement information for 724 Solutions used in the summary unaudited pro forma consolidated financial statements has been prepared in accordance with U.S. generally accepted accounting principles, as reconciled from Canadian generally accepted accounting principles, or Canadian GAAP, after adjusting for the material differences set forth in note 14 to our consolidated financial statements included elsewhere in this information statement/ prospectus. The financial statements for ezlogin, Spyonit and Tantau were prepared in accordance with U.S. GAAP.

    The summary unaudited pro forma consolidated financial data are for illustrative purposes only and are not necessarily indicative of what our actual results of operations and financial position would have been as of and for the periods indicated, nor do they purport to represent our future financial position and results of operations. The unaudited pro forma income statement and other data for the fiscal year ended December 31, 1999 and the nine months ended September 30, 2000 give effect to the acquisitions as if these events occurred at the date of the commencement of operations during 1999 of each of the acquired companies' operations. The summary unaudited pro forma balance sheet data gives effect to the acquisition of Tantau as if it occurred on September 30, 2000.

    The following information should be read in conjunction with "724 Solutions -- Management's Discussion and Analysis of Financial Condition and Results of Operations," "Tantau -- Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Statements" and all of the historical financial statements and accompanying notes included elsewhere in this information statement/prospectus.

                               724 SOLUTIONS INC.
              PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS DATA:
      (In thousands of U.S. dollars, except shares and per share amounts)

                                                              NINE MONTHS ENDED    YEAR ENDED
                                                                SEPTEMBER 30,     DECEMBER 31,
                                                                    2000              1999
                                                              -----------------   -------------
Revenue:
  Product...................................................      $  14,248         $   5,069
  Less: Stock-based compensation related to software
    development.............................................           (248)           (1,644)
  Services..................................................          5,776             1,749
                                                                  ---------         ---------
Net revenue.................................................         19,776             5,174
Operating expenses:
  Cost of services revenue..................................         10,220             3,486
  Research and development..................................         42,593            30,726
  Sales and marketing.......................................         26,923            18,854
  General and administrative................................         24,201            12,766
  Depreciation..............................................          2,346               766
  Amortization of intangibles...............................         68,677            82,549
                                                                  ---------         ---------
Total operating expenses....................................        174,960           149,147
                                                                  ---------         ---------
Loss from operations........................................       (155,184)         (143,973)
Gain on sale of assets......................................          5,213           --
Realized loss on investment in Accrue Software, Inc.........        (31,413)          --
Interest income, net........................................          9,249             1,308
Equity in income of affiliate...............................            686           --
                                                                  ---------         ---------
Loss for the period.........................................      $(171,449)        $(142,665)
                                                                  =========         =========
Basic and diluted loss per share............................      $   (3.12)        $   (4.08)
                                                                  =========         =========
Weighted-average number of shares used in computing basic
  and diluted loss per share (in thousands).................         54,894            34,955
                                                                  =========         =========

                   PRO FORMA CONSOLIDATED BALANCE SHEET DATA:
                         (In thousands of U.S. dollars)

                                                              SEPTEMBER 30,
                                                                   2000
                                                              --------------
                                                               (Unaudited)
Cash and cash equivalents...................................     $ 62,373
Short-term investments......................................      158,062
Working capital.............................................      218,617
Intangible and other assets.................................      361,329
Total assets................................................      632,874
Total shareholders' equity..................................      598,504
                                                                 ========

                                  RISK FACTORS

    OWNERSHIP OF OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION CONTAINED IN THIS INFORMATION STATEMENT/PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION RELATING TO OUR COMMON SHARES, INCLUDING BEFORE EXECUTING THE WRITTEN CONSENT APPROVING AND ADOPTING THE MERGER AGREEMENT AND THE MERGER. PLEASE NOTE THAT NONE OF THESE RISKS WILL BE ELIMINATED AS A RESULT OF THE MERGER AND, AS DESCRIBED BELOW, SOME OF THESE RISKS WILL INCREASE AS A RESULT OF THE MERGER.

                      RISK FACTORS RELATED TO OUR BUSINESS

    WE HAVE A HISTORY OF LOSSES AND WE EXPECT LOSSES IN THE FUTURE.

    We have not been profitable since our inception. We incurred losses of $155,000 for the period between July 28, 1997 (inception) and December 31, 1997, $2.7 million for the year ended December 31, 1998, $13.8 million for the year ended December 31, 1999, and $41.1 million for the nine months ended
September 30, 2000. As of December 31, 1999, we had an accumulated deficit of $16.7 million. We expect to continue to incur losses in the near future and possibly longer.

    We anticipate that our expenses will increase substantially in the foreseeable future as we continue to expand our application hosting service, increase our research and development, sales and marketing and general and administrative expenses, and integrate the operations of Tantau, Spyonit, ezlogin and YRLess into our business. These efforts may prove more expensive than we currently anticipate. We cannot predict if we will ever achieve profitability and, if we do, we may not be able to sustain or increase our profitability.

    BECAUSE WE HAVE A LIMITED OPERATING HISTORY, IT MAY BE DIFFICULT FOR YOU TO
     EVALUATE OUR BUSINESS AND ITS FUTURE PROSPECTS.

    The evaluation of our business is difficult because of our limited operating history. We were founded in July 1997 and services based on our platform were first launched on a trial basis in May 1999 with our initial licensee, Bank of Montreal. Because we are in an early stage of development, our prospects are difficult to predict and may change rapidly. We may encounter difficulties as a young company in a new and rapidly evolving market, including our substantial dependence on a small number of products with only limited market acceptance to date and the need to manage expanding operations. Our business strategy may not be successful, and we may not successfully address these risks.

    Your ability to evaluate our prospects will be made more difficult as a result of the acquisitions that we have made this year, as well as our acquisition of Tantau. Our historical financial results only include the results of operations of ezlogin, YRLess and Spyonit for a portion of the nine months ended September 30, 2000, and do not include the results of operations of Tantau. Although this document sets forth pro forma financial statements that include the results of operations of Tantau, Spyonit and ezlogin, these financial statements do not necessarily indicate what our results of operations would have been had we actually completed these acquisitions as of the dates set forth. In addition, they do not necessarily indicate what our results of operations will be in the future, now that Spyonit and ezlogin are, and Tantau is expected to become, part of our company.

    OUR RAPID GROWTH MAY STRAIN OUR RESOURCES AND HINDER OUR ABILITY TO
     IMPLEMENT OUR BUSINESS STRATEGY.

    Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our resources. The three acquisitions that we have completed have further magnified this growth, as will our proposed acquisition of Tantau. Our ability to achieve and maintain profitability will depend on our ability to manage our growth effectively, to implement and expand operational and customer support systems and to hire qualified personnel worldwide. We may not be able to augment or improve existing systems and controls or implement new systems and controls to respond adequately to any future growth. In addition, future growth may result in increased responsibilities for our management personnel, which may limit their ability to effectively manage our business.

    IF WE DO NOT SUCCESSFULLY DELIVER OUR APPLICATION HOSTING SERVICES, WE MAY
     NOT BE ABLE TO RETAIN OUR EXISTING CUSTOMERS OR ATTRACT NEW CUSTOMERS.

    Some of our existing customers require, and some potential customers will require, that we host and manage the server infrastructure and software platform as part of the implementation of our software. Our customers have increased their demand for our hosting services since we initially began to offer them in the second quarter of 2000, and we must ensure that we maintain the capability to satisfy this demand. In addition, because we expect our customer base to demand these services in a wide variety of international locations, we must locate quality providers in countries in which they are in limited supply. If we cannot effectively deliver these hosting services, we may lose existing customers and may not attract new customers.

    We are currently working in conjunction with Exodus Communications to provide our hosting services, and we may work with additional providers in the future to deliver these services. If any natural disasters, computer breakdowns or other circumstances occur that affect the computer systems in our network operations center or the computer systems of Exodus Communications or any other potential providers that we use to provide these services, our ability to deliver our application hosting services may be substantially impaired. In addition, if Exodus or any other provider of these services refuses to, or becomes unable to deliver these services in an effective manner, we will need to obtain services from a new provider on an expedited basis. If any of these circumstances cause us to fail to deliver our application hosting services, we may lose customers, and our reputation is likely to suffer.

    BECAUSE SEVERAL OF OUR CURRENT CUSTOMERS ARE SHAREHOLDERS IN OUR COMPANY, IF
     ONE OF THESE CUSTOMERS CEASES TO LICENSE OUR TECHNOLOGY AND ALSO SELLS ITS SHARES IN OUR COMPANY, OUR CREDIBILITY MAY SUFFER AND THE MARKET PRICE OF OUR SHARES MAY DECLINE.

    Several of our current customers, including Bank of Montreal, Bank of America, Citigroup and Wells Fargo, or their affiliates, are shareholders in our company. If any of these customers ceases to license our technology, our credibility in the market may suffer, which may impede our ability to attract new customers. In addition, if a customer that switches to a competing technology also sells its shares in us, our credibility may further suffer and the market price of our shares will likely decline.

    WE HAVE A LENGTHY AND COMPLEX SALES CYCLE FOR SEVERAL OF OUR PRODUCTS, WHICH
     COULD CAUSE THE DELAY OR LOSS OF REVENUE AND INCREASE OUR EXPENSES.

    Our sales efforts target large financial institutions and other enterprises worldwide, which requires us to expend significant resources educating prospective customers about the uses and benefits of our products. Because the purchase of our products is a significant decision for these prospective customers, they may take a long time to evaluate them. Our sales cycle has typically ranged from four to six months, but can be longer due to significant delays over which we have little or no control. As a result of the long sales cycle, it may take us a substantial amount of time to generate revenue from our sales efforts.

    OUR PRODUCTS HAVE ACHIEVED LIMITED MARKET ACCEPTANCE TO DATE, AND IF THEY
     FAIL TO ACHIEVE BROADER MARKET ACCEPTANCE OUR BUSINESS WILL NOT GROW.

    Our products are among a number of competing products that are currently available in a new and rapidly evolving market. Other companies may introduce other software products that will compete with ours. Customers may not prefer our products to competing technologies. If customers do not accept our products as the preferred solution, we may not attract new customers and our business will not grow.

    OUR FUTURE REVENUE DEPENDS ON CONSUMERS USING THE SERVICES THAT ARE BASED ON
     OUR PRODUCTS, AND IF OUR CUSTOMERS DO NOT SUCCESSFULLY MARKET THESE SERVICES, OUR REVENUE WILL NOT GROW.

    We expect that revenue under most of our license agreements will depend on the number of monthly subscribers to these services. As a result, our revenue growth will be limited if the number of subscribers does not increase. To stimulate consumer adoption of these services, our customers must implement our products quickly. However, our customers may delay implementation because of factors that are not within our control, including budgetary constraints, limited resources committed to the implementation process and limited internal technical support.

    Consumer adoption of these services also requires our customers to market these services. However, our customers currently have no obligation to launch a marketing campaign of any kind, may choose not to do so, or may not do so effectively. Some of our customers have only provided these services on a test basis to a limited number of consumers. Some of our customers may choose not to expand their use of these services if they do not perceive a sufficiently high rate of adoption among their consumers. As a result, we cannot ensure that a large number of consumers will use these services in the future.

    WE CURRENTLY DEPEND ON THE SALE OF A LIMITED NUMBER OF PRODUCTS TO GENERATE
     MOST OF OUR REVENUE AND IF WE ARE UNABLE TO SELL THESE PRODUCTS WE MAY NEVER BECOME PROFITABLE.

    We expect sales of our 724 platform and our 724 applications to constitute most of our revenue for the foreseeable future. If customers do not purchase our existing offerings, we do not currently offer any other products or services that would enable us to become profitable.

    IF WE ARE NOT ABLE TO ESTABLISH RELATIONSHIPS WITH RESELLERS OR ADEQUATELY
     ENCOURAGE RESELLERS TO SELL OUR PRODUCTS, OUR REVENUE MAY NOT GROW.

    Historically, we have not made a major portion of our sales through resellers. However, we anticipate that in future periods a substantial portion of our sales will be made through resellers, particularly as a result of the new products that were are selling through our acquisitions of ezlogin and Spyonit and the relationships with resellers that we expect to obtain through our merger with Tantau. If we are not able to establish relationships with resellers or adequately encourage resellers to sell our products, our revenues may not grow. We have a limited number of relationships with resellers and only limited experience working with resellers. These resellers may not market our products in a manner that will maximize our sales. In addition, we anticipate that most of our resellers will be permitted to sell the products and services of our competitors.

    WE CURRENTLY RELY ON SALES TO A LIMITED NUMBER OF FINANCIAL INSTITUTIONS,
     AND IF WE FAIL TO RETAIN THESE CUSTOMERS OR TO ADD NEW CUSTOMERS OUR REVENUE MAY BE SUBSTANTIALLY REDUCED AND OUR PRODUCTS MAY NOT ACHIEVE MARKET ACCEPTANCE.

    We currently derive a significant portion of our revenue from the sale of our solution to a limited number of financial institutions. Between our inception and September 30, 2000, sales to our four largest financial institution customers, Bank of Montreal, Wells Fargo, Bank of America and Citibank, have accounted for the majority of our total revenue. We expect that a relatively small number of customers will continue to account for a significant portion of our revenue for the foreseeable future. If any of our customers discontinue their relationship for any reason, do not renew their agreements or seek to reduce or renegotiate their purchase and payment obligations, our revenue may be substantially reduced. In addition, there are a limited number of large financial institutions in our target market and we believe this number may decline in the future as a result of consolidation in the financial services industry worldwide. If our sales efforts to these potential customers are not successful, our products may not achieve market acceptance and our revenue will not grow. See note 11 to our consolidated financial statements.

    In addition, as the market for mobile financial services evolves, our customers may change their plans as to the services that they will provide using our products. For example, in December 2000, one of our customers, BBVA Bancomer, indicated that they sought to reevaluate their planned use of our technology and that they may not roll out services based upon our platform. Although Bancomer agreed to explore opportunities to work together with us, we may not derive substantial revenues under our agreement with them or under our agreement with any other customer that may decide in the future to reevaluate how it approaches the market for mobile Internet financial services, other than any applicable minimum contract payment.

    IF THE DIGITAL WIRELESS AND OTHER NETWORK SERVICE PROVIDERS THAT ENABLE OUR
     CUSTOMERS TO DELIVER SERVICES BASED ON OUR PRODUCTS TO CONSUMERS FAIL TO SUPPORT OUR SERVICE, OUR REVENUE FROM EXISTING CUSTOMERS WILL DECLINE AND WE MAY NOT ATTRACT NEW CUSTOMERS.

    We rely on wireless and other network service providers to introduce and support our products as well as services using our products in a timely and effective manner. We have no control over the pace at which they will do so. If these providers are slow to support the services that use our solution, our existing customers may not be able to effectively offer these services and potential customers may be reluctant to purchase our products. In addition, wireless and other network service providers face implementation and support challenges in introducing services delivered to Internet-enabled devices, which may slow their rate of adoption or implementation of our solution. Moreover, the continued expansion of digital wireless services, especially in North America, is critical to our success. The pace of this expansion may not increase for a variety of reasons, including, for example, if the U.S. government does not allocate a sufficiently broad portion of the available spectrum to render these services attractive.

    IF WE DO NOT RESPOND ADEQUATELY TO EVOLVING TECHNOLOGY STANDARDS, SALES OF
     OUR PRODUCTS MAY DECLINE.

    Our future success will depend on our ability to address the increasingly sophisticated needs of our customers by supporting existing and emerging technologies, including technologies related to communications and the Internet generally and the financial services industry in particular. Wireless Internet access is a rapidly evolving market and is characterized by an increasing number of market entrants that have introduced or developed, or are in the process of introducing or developing, products that facilitate the delivery of Internet-based services through wireless devices. In addition, our competitors may develop alternative products that gain broader market acceptance than ours. As a result, the life cycle of our products is difficult to estimate. We may need to develop and introduce new products and enhancements to our existing products on a timely basis to keep pace with technological developments, evolving industry standards, changing customer requirements and competitive technologies that may render our products obsolete. These research and development efforts may require us to expend significant capital and other resources. In addition, as a result of the complexities inherent in our products, major enhancements or improvements will require long development and testing periods. If we fail to develop products and services in a timely fashion, or if we do not enhance our products to meet evolving customer needs and industry standards, including security technology, we may not remain competitive or sell our solution.

    ANY DISRUPTION OF THE SERVICES SUPPORTED BY OUR PRODUCTS DUE TO ACCIDENTAL
     OR INTENTIONAL SECURITY BREACHES MAY DAMAGE OUR REPUTATION, REDUCE OUR REVENUE, EXPOSE US TO COSTLY LITIGATION AND REQUIRE CAPITAL INVESTMENTS IN ALTERNATIVE SECURITY TECHNOLOGY.

    Despite our efforts to maximize the security of the transactions effected using our platform, we may not be able to stop unauthorized attempts to gain access to or disrupt transactions between our customers and the consumers of their services. Specifically, computer viruses, break-ins and other disruptions could lead to interruptions, delays, loss of data or the inability to accept and confirm the receipt of information or instructions regarding transactions. Any of these events could substantially damage our reputation. We rely on encryption and authentication technology licensed from third parties to provide key components of the security and authentication necessary to achieve secure transmission of confidential information. We cannot ensure that this technology or future advances in this technology or other developments will be able to prevent security breaches.

    WE MAY NEED TO EXPEND FURTHER CAPITAL AND OTHER RESOURCES TO PROTECT AGAINST
     THE THREAT OF SECURITY BREACHES OR TO ALLEVIATE PROBLEMS CAUSED BY THESE BREACHES.

    Because our activities involve the storage and transmission of proprietary information such as credit card numbers and bank account numbers, if a third-party were able to steal a user's proprietary information, we could be subject to claims, litigation or other potential liabilities that could cause our expenses to increase substantially. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to costly litigation or a significant loss of revenue. Although our customer agreements contain provisions which limit our liability relating to security, our customers or their consumers may seek to hold us liable for any losses suffered as a result of unauthorized access to their communications. Any litigation of this kind, regardless of its outcome, could be extremely costly and could significantly divert the attention of our management. We may not have adequate insurance or resources to cover these losses.

    OUR ACQUISITIONS OF TECHNOLOGIES OR COMPANIES COULD DISRUPT OUR BUSINESS AND
     DILUTE YOUR HOLDINGS IN OUR COMPANY.

    We have completed several acquisitions in 2000, plan to complete our acquisition of Tantau, and may effect new acquisitions of technologies or companies in the future. Entering into an acquisition entails many risks, any of which could materially harm our business, including:

    - diversion of management's attention from other business concerns;

    - failure to effectively assimilate the acquired company into our business, including its technology, personnel and customers;

    - the loss of key customers or employees from either our current business or the acquired business; and

    - assumption of significant liabilities of the acquired company.

    In addition, holdings of existing shareholders will be diluted if equity securities are issued in connection with any acquisition. If we incur debt in order to effect any acquisitions, we will incur debt service costs, and we expect that we would enter into agreements that will restrict our operations in some respects and our ability to declare dividends to the holders of our common shares. If we incur indebtedness, our shareholders will also rank junior to the holders of the indebtedness in connection with any liquidation of our company.

    We may not be able to effectively integrate our acquisitions of Tantau, Spyonit, ezlogin and YRLess into our current operations effectively. In particular, as our largest proposed acquisition to date, our acquisition of Tantau will pose several significant challenges to our company. Tantau will add approximately 175 employees to our organization, and we will be integrating several officers of Tantau into our senior management team who have not previously worked with our existing management. The successful integration of our company and Tantau will require, among other things, integration of our finance, human resources and sales and marketing groups, and coordination of our development efforts. The integration of our operations with Tantau may be complicated by the fact that Tantau's business and personnel, like ours, is spread over several continents.

    ANY FAILURE TO EXPAND AND MANAGE OUR INTERNATIONAL OPERATIONS COULD LIMIT
     OUR POTENTIAL REVENUE GROWTH.

    We, together with Tantau, plan to substantially expand our activities outside the U.S. and Canada. Our plans to expand internationally may be adversely affected by a number of risks, including:

    - difficulties in adapting our product and services for foreign markets;

    - challenges in staffing and managing foreign operations;

    - difficulties in establishing relationships with local partners;

    - restrictions on the export of encryption and other technologies;

    - recessionary environments in foreign economies, particularly in Asian countries and in the financial services sector; and

    - longer payment cycles and increased difficulties in collecting amounts owed to us.

    FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES COULD RESULT IN CURRENCY
     EXCHANGE LOSSES.

    Our expanding operations outside the U.S. and Canada may be conducted in currencies other than the U.S. dollar. Fluctuations in the value of foreign currencies relative to the U.S. dollar, including the value of the Canadian dollar, could cause currency exchange losses, as our principal offices and staff generate Canadian dollar denominated expenses. We cannot predict the effect of exchange rate fluctuations upon our future operating results.

    WE WILL NEED TO RECRUIT, TRAIN AND RETAIN KEY MANAGEMENT AND OTHER QUALIFIED
     PERSONNEL TO SUCCESSFULLY GROW OUR BUSINESS.


    Our future success will depend in large part on the ability to recruit and retain experienced research and development, sales and marketing, customer service and management personnel. In particular, our future success depends in part on the continued services of our current executive officers, as well as the executive officers of Tantau who will continue to work for our company after the merger. If we do not attract and retain such personnel, we may not be able to grow our business. Competition for qualified personnel is intense in the industry. In the past, we have experienced difficulty in recruiting qualified personnel, especially technical and sales personnel. We are in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers demand in each of our target markets. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining sufficient personnel. In addition, new employees generally require substantial training, which requires significant resources and management attention. We must also offer attractive compensation packages to our personnel, whether that compensation consists of cash, equity awards, or other forms of compensation. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.


    OUR SOFTWARE MAY CONTAIN DEFECTS OR ERRORS THAT COULD DAMAGE OUR REPUTATION.

    The software that we develop is complex and must satisfy the stringent technical requirements of our customers. We must develop our products quickly to keep pace with the rapidly changing industry in which we operate. Software products that are as complex as ours are likely to contain undetected errors or defects, especially when first introduced or when new versions are released. In addition, our software may not properly operate when integrated with the systems of some customers or when used to deliver services to a large number of a customer's subscribers.

    While we continually test our products for errors and work with customers to identify and correct bugs, errors in our product may be found in the future. Our software may not be free from errors or defects even after it has been tested, which could result in the rejection of our products and damage to our reputation, as well as lost revenue, diverted development resources, and increased support costs.

    WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN
     SIGNIFICANT COSTS TO US.

    We may be subject to claims for damages related to any errors in our product. A major product liability claim could materially adversely affect our business because of the costs of defending against these types of lawsuits, diversion of key employees' time and attention from the business and potential damage to our reputation. Our license agreements with our customers contain provisions designed to limit exposure to potential product liability claims. Limitation of liability provisions contained in our license agreements may not be effective under the laws of some jurisdictions if local laws treat them as unenforceable. We could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims.

    WE HAVE NOT YET INTEGRATED PUBLIC KEY INFRASTRUCTURE INTO OUR PRODUCTS, AND
     IF WE FAIL TO DO SO, WE MAY BE COMPETITIVELY DISADVANTAGED AND OUR BUSINESS MAY NOT GROW.

    We expect that the use of public key infrastructure (PKI), an emerging technology which facilitates user identity authentication and non-repudiation of transactions, will be used by financial institutions' customers and by competitors. If we do not succeed in integrating PKI into our products, they may not be attractive to potential customers because of their security concerns. If PKI becomes a widely used standard and our products do not use that standard, we may be at a competitive disadvantage. Although we are working with Certicom Corporation to design and implement technologies that will allow us to integrate PKI into our products, these efforts may not be successful.

    OUR PRODUCTS CONTAIN ENCRYPTION TECHNOLOGY WHOSE EXPORT IS RESTRICTED BY
     LAW, WHICH MAY SLOW OUR GROWTH OR RESULT IN SIGNIFICANT COSTS.

    The U.S. and Canadian governments generally limit the export of encryption technology, which our products incorporate. A variety of cryptographic products generally require export approvals from certain U.S. government agencies in the case of exports from the U.S., and from Canadian government agencies in the case of exports from Canada, although there are currently no restrictions on exports of these products from Canada into the U.S. If any export approval that we receive is revoked or modified, if our software is unlawfully exported or if the U.S. or the Canadian government adopts new legislation or regulations restricting export of software and encryption technology, we may not be able to distribute our products to potential customers, which will cause a decline in sales. We may need to incur significant costs and divert resources in order to develop replacement technologies or may need to adopt inferior substitute technologies to satisfy these export restrictions. These replacement or substitute technologies may not be the preferred security technologies of our customers, in which case our business may not grow. In addition, we may suffer similar consequences if the laws of any other country limit the ability of third parties to sell encryption technologies to us.

    IF WE DO NOT HAVE SUFFICIENT CAPITAL TO FUND OUR OPERATIONS, WE MAY BE
     FORCED TO DISCONTINUE PRODUCT DEVELOPMENT, REDUCE OUR SALES AND MARKETING EFFORTS OR FOREGO ATTRACTIVE BUSINESS OPPORTUNITIES.

    We may not have sufficient capital to fund our operations and additional capital may not be available on acceptable terms, if at all. Any of these outcomes could adversely impact our ability to respond to competitive pressures or could prevent us from conducting all or a portion of our planned operations. The speed at which we utilize our available capital is likely to increase substantially as we integrate our acquisitions into our business, expand our application hosting services and expand our operations internationally. We expect that the cash we receive through our operations and our cash on hand will be sufficient to meet our working capital and capital expenditure needs for the next 12 months. After that, we may need to raise additional funds, and additional financing may not be available on acceptable terms, if at all. We also may require additional capital to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. If we issue additional equity securities to raise funds, the ownership percentage of existing shareholders will be reduced. If we incur debt, the debt will rank senior to our common shares, we will incur debt service costs and we will likely have to enter into agreements that will restrict our operations in some respects and our ability to declare dividends to the holders of our common shares.

                      RISK FACTORS RELATED TO OUR INDUSTRY

    OUR BUSINESS WILL NOT GROW IF THE USE OF WIRELESS DATA SERVICES DOES NOT
     CONTINUE TO GROW.

    The markets for wireless data services and related products are still emerging and continued growth in demand for, and acceptance of, these services remains uncertain. Our products depend on the acceptance of wireless data services and Internet-enabled devices in the commercial and financial markets. Current barriers to market acceptance of these services include cost, reliability, platform and distribution channel constraints, safety, functionality and ease of use. We cannot be certain that these barriers will be overcome. Since the market for our products is new and evolving, it is difficult to predict the size of this market or its future growth rate, if any. Our future financial performance will depend in large part upon the continued demand for on-line financial services through wireless application devices. We cannot ensure that a sufficient volume of subscribers will demand financial services or will seek financial services provided through the Internet on wireless access devices. If the market for wireless on-line financial services grows more slowly than we currently anticipate, our revenue may not grow.

    IF FINANCIAL INSTITUTIONS AND OTHER POTENTIAL CUSTOMERS DO NOT CONSIDER THE
     INTERNET TO BE A VIABLE COMMERCIAL MEDIUM, OUR CUSTOMER BASE MAY NOT GROW.

    Our success depends upon the extent to which large enterprises, particularly financial institutions, accept the Internet as a viable means to deliver their services. The adoption of the Internet for commerce and communication, particularly by those financial institutions and other companies that have historically relied upon traditional means, generally requires them to understand and accept a new way of conducting business and exchanging information. Financial institutions and other companies may be reluctant or slow to adopt a new, Internet-based strategy because of increased pressure on costs and the complexity and risk involved in developing a solution based on emerging technologies. Reluctance by financial institutions and other potential customers to use the Internet to deliver their services may prevent us from growing.

    LACK OF CONSUMER CONFIDENCE IN THE SECURITY OF INTERNET-ENABLED TRANSACTIONS
     COULD LIMIT ADOPTION OF OUR SOLUTION, WHICH COULD PREVENT US FROM BECOMING PROFITABLE.

    Consumers will not seek to effect transactions using the Internet and wireless applications if they are not confident that financial transactions over the Internet can be undertaken securely and confidentially. Although there is security technology currently available for Internet-enabled transactions, many Internet users do not use the Internet for commercial transactions because of continued security concerns. These concerns may be heightened by well-publicized security breaches of any Internet-related service, which could deter consumers from adopting the services provided by our solution. If consumers do not gain confidence in the security for Internet-enabled transactions that the current technologies provide, our revenue will not increase.

    WE FACE COMPETITION FROM EXISTING AND NEW COMPETITORS AND FROM NEW PRODUCTS
     WHICH COULD CAUSE US TO LOSE MARKET SHARE AND CAUSE OUR REVENUE TO DECLINE.

    The widespread adoption of open industry standards, such as Wireless Application Protocol (WAP) specifications, may make it easier for new market entrants and existing competitors to introduce products that compete with ours. In addition, competitors may develop or market products and services that are superior or more cost-effective than ours, which could decrease demand for our products and cause our revenue to decline. Currently, our competitors include:

    - financial institutions that develop their own in-house solutions;

    - software vendors focused on financial institutions and other companies in our target markets;

    - wireless and other network service providers that provide their customers with wireless financial services; and

    - software and services vendors and portals that provide the infrastructure to link devices to carriers and the Internet and to enable other wireless applications.

    We may also face competition in the future from established companies that have not previously entered the market for wireless data services and Internet-related services. Barriers to entry in the software market are relatively low and it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, many of our competitors and potential competitors have greater resources, which may enable them to penetrate the market more quickly.

    CHANGES IN GOVERNMENT REGULATIONS MAY RESULT IN INCREASED EXPENSES, TAXES OR
     LICENSING FEES WHICH COULD DECREASE THE DEMAND FOR OUR PRODUCT AND NEGATIVELY IMPACT OUR RESULTS.

    We are not currently subject to direct regulation by any governmental agency, other than regulations applicable to businesses generally and laws and regulations directly applicable to access to, or commerce on, the Internet. However, a number of legislative and regulatory proposals under consideration by federal, state, provincial, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including but not limited to, on-line content, user privacy, taxation, access charges and liability for third-party activities. Additionally, it is uncertain how existing laws governing issues such as property ownership, copyright, trade secrets, libel and personal privacy will be applied to the Internet. The adoption of new laws or the broader application of existing laws may expose us to significant liabilities and additional operational requirements and may decrease the growth in the use of the Internet, which could in turn both decrease the demand for our products and increase the cost of doing business.

                    RISKS RELATING TO INTELLECTUAL PROPERTY

    WE RELY ON THIRD PARTY SOFTWARE, TECHNOLOGY AND CONTENT, THE LOSS OF WHICH
     COULD FORCE US TO USE INFERIOR SUBSTITUTE TECHNOLOGY OR TO CEASE OFFERING OUR PRODUCTS.

    We must now, and may in the future, license or otherwise obtain access to the intellectual property of third parties. For example, we have entered into license agreements with Certicom Corporation and

Consensus for use of their encryption technology. We have also entered into license agreements with third party content providers. In addition, we use, and will use in the future, some third party software that may not be available in the future on commercially reasonable terms, or at all. For example, we could lose our ability to use this software if the rights of our suppliers to license it were challenged by individuals or companies that asserted ownership of these rights. The loss of, or inability to maintain or obtain, any required intellectual property could require us to use substitute technology, which could be more expensive or of lower quality or performance, or force us to cease offering our products. Moreover, some of our license agreements from third parties are non-exclusive and, as a result, our competitors may have access to some of the technologies used by us.

    IF OUR INTELLECTUAL PROPERTY IS NOT ADEQUATELY PROTECTED, WE MAY LOSE OUR
     COMPETITIVE ADVANTAGE.

    We depend on our ability to develop and maintain the proprietary aspects of our technology. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, as well as confidentiality provisions in contracts with our customers, all of which afford limited protection. We also seek to protect our proprietary technology under patent laws. We have applied for patents, although none have been issued to date. We have also applied for several trademark registrations for many of our trademarks in the U.S., Canada, the United Kingdom, Japan and Australia. To date, we have received only one registered trademark in the U.K.

    Despite the measures we have taken to protect our intellectual property, we cannot ensure that these steps will be adequate, that we will be able to secure patent or trademark registrations for any of our patent applications in Canada, the U.S. or other countries, or that third parties will not breach the confidentiality provisions in our contracts or infringe or misappropriate our copyrights, pending patents, trademarks and other proprietary rights. If a third party breaches the confidentiality provisions in our contracts or misappropriates or infringes on our intellectual property, we may not have adequate remedies. In addition, third parties may independently discover or invent competing technologies or reverse engineer our trade secrets, software or other technology. Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the U.S. and Canada. Therefore, the measures we are taking to protect our proprietary rights may not be adequate.

    THIRD PARTIES MAY CLAIM THAT OUR PRODUCTS INFRINGE ON THEIR INTELLECTUAL
     PROPERTY, WHICH COULD RESULT IN SIGNIFICANT EXPENSES FOR LITIGATION OR FOR DEVELOPING OR LICENSING NEW TECHNOLOGY.

    Although we are not currently aware of any material claims asserted by third parties that we infringed on their intellectual property, in the future, third parties may assert a claim that our current or future products infringe on their intellectual property. We cannot predict whether third parties will assert these types of claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend against these types of claims, whether they are with or without any merit or whether they are resolved in favor of or against us or our licensors, we may face costly litigation and diversion of management's attention and resources. As a result of these disputes, we may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may not be available on acceptable terms, or at all, which could prevent us from selling our products, increase our expenses or make our products less attractive to customers.

        RISKS RELATING TO THE OWNERSHIP AND TRADING OF OUR COMMON SHARES

    A LIMITED NUMBER OF SHAREHOLDERS WILL COLLECTIVELY CONTINUE TO OWN A
     MAJORITY OF OUR COMMON SHARES AFTER THE MERGER AND MAY ACT, OR PREVENT CERTAIN TYPES OF CORPORATE ACTIONS, TO THE DETRIMENT OF OTHER SHAREHOLDERS.

    As of November 15, 2000, our six principal shareholders, including entities affiliated with members of the management team, held more than 65% of our outstanding common shares. After the completion of our merger with Tantau, these shareholders, together with the principal stockholders of Tantau and our new officers and directors after the merger, will hold a substantial portion of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of the directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to shareholders.

    THE MARKET PRICE OF OUR COMMON SHARES IS VOLATILE, WHICH MAY RESULT IN
     LITIGATION THAT COULD BE COSTLY AND DIVERT OUR RESOURCES.

    Stock markets have recently experienced extreme price and volume fluctuations, particularly for the shares of technology companies. Since our initial public offering, the market value of our common shares has fluctuated significantly. The closing price of our common shares on the Nasdaq National Market has ranged from $240 during the second quarter of 2000 to $15 13/16 during the fourth quarter of 2000. These fluctuations are often unrelated to the operating performance of particular companies, including ours. The broad market fluctuations may adversely affect the market price of our common shares. This may adversely affect our ability to use our common shares as consideration in acquisition transactions. In addition, when the market price of a company's stock drops significantly, shareholders often commence securities class action lawsuits against that company, regardless of the merit of their claims. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of management and other resources, regardless of the outcome of the lawsuit.

    IF WE DO NOT SUCCESSFULLY INTEGRATE TANTAU, OR IF THE MERGER'S BENEFITS DO
     NOT MEET THE EXPECTATIONS OF FINANCIAL OR INDUSTRY ANALYSTS, THE MARKET PRICE OF OUR COMMON SHARES MAY DECLINE.

    The market price of our common shares may decline as a result of the merger if:

    - the integration of our company and Tantau is inefficient or unsuccessful;

    - we do not achieve the perceived benefits of the merger as rapidly as, or to the extent anticipated by us or by financial or industry analysts; or

    - the effect of the merger on our financial results is not consistent with our expectations or the expectations of financial or industry analysts.

    We can provide no assurances that we will effectively integrate our operations with those of Tantau, or whether our combined results of operations and our combined business efforts will be sufficiently positive to meet the expectations of the financial community.

    OUR ABILITY TO ISSUE PREFERRED SHARES COULD MAKE IT MORE DIFFICULT FOR A
     THIRD PARTY TO ACQUIRE US, TO THE DETRIMENT OF HOLDERS OF COMMON SHARES.

    Our ability to issue preferred shares could make it more difficult for a third party to acquire us, to the detriment of holders of common shares. Provisions in our articles of incorporation may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders. Our articles authorize our board to issue, at its discretion, an unlimited number of preferred shares. Without shareholder approval, but subject to regulatory approval in certain circumstances, the board has the authority to attach special rights, including voting or dividend rights, to the preferred shares. Preferred shareholders who possess these rights could make it more difficult for a third party to acquire us.

    YOUR TAX LIABILITY MAY INCREASE IF WE ARE TREATED AS A PASSIVE FOREIGN
     INVESTMENT COMPANY.

    If at any time we qualify as a passive foreign investment company under U.S. tax laws, investors may be subject to adverse tax consequences. We could be a passive foreign investment company if 75% or more of our gross income in any year is considered passive income for U.S. tax purposes. For this purpose, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, we could be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%. If we are classified as a passive foreign investment company, and if shareholders sell any of their common shares or receive some types of distributions from us, they may have to pay taxes that are higher than if we were not considered a passive foreign investment company. It is impossible to predict how much shareholders' taxes would increase, if at all.

    Based on the nature of our revenue and our anticipated corporate structure, we may be treated as a passive foreign investment company. To determine whether we are a passive foreign investment company, we will be required to examine each year our revenue and expenses and the value of our assets. The tests are complex and require, among other things, that we determine how much of our income from our license agreements each year will be passive income. Moreover, the manner in which the tests apply to our business is not certain.

    Each holder of our common shares is urged to consult his, her or its own tax advisor to discuss the potential consequences to such investor if at any time we qualify as a passive foreign investment company.

    FUTURE SALES OF COMMON SHARES BY OUR EXISTING SHAREHOLDERS COULD CAUSE OUR
     SHARE PRICE TO FALL.

    If our shareholders sell substantial amounts of our common shares in the public market, the market price of the common shares could fall. The perception among investors that these sales will occur could also produce this effect. Because many Tantau stockholders and optionees receiving our common shares in this merger will be subject to resale restriction agreements, they may not be able to effect sales of these shares during periods while other shareholders are making substantial sales. In connection with the merger, we are filing a registration statement on Form F-4 which will, subject to limitations under the U.S. securities laws, make the common shares that we issue in this offering available for resale in the U.S. In July 2000, we filed a registration statement on Form S-8 relating to the issuance and sale of more than 6.5 million of our common shares that are issuable under our stock option plans, including the option plan of ezlogin, which we acquired in June 2000. We plan to file an additional registration statement relating to options that may be exercised to purchase our common shares by directors, officers, employees and consultants of Tantau after the merger.

    In connection with the merger, we plan to enter into a registration rights agreement with shareholders that currently own a majority of our common shares, as well as several of the current stockholders of Tantau. Under this agreement, we will be obligated, under a number of circumstances, including upon the demand of some of the shareholders that are parties to the agreement, to register a substantial number of our common shares so that they may be freely sold on the Nasdaq National Market and The Toronto Stock Exchange. If these rights are exercised, a substantial number of shares could be sold in the public markets, which is likely to adversely affect our stock price. For details of our obligations, see "724 Solutions -- Related Party Transactions -- Registration Rights."

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    Statements under "Questions and Answers about the Merger," "Summary," "Risk Factors," "The Merger," "724 Solutions -- Management's Discussion and Analysis of Financial Condition and Results of Operations," "724 Solutions -- Business," "Tantau -- Business," "Tantau -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this information statement/prospectus about our future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. These factors include, among others, those listed under "Risk Factors" or described elsewhere in this information statement/ prospectus. These statements include, but are not limited to, the statements regarding:

    - the expected growth in the number of wireless subscribers;

    - the expected growth in the number of mobile commerce transactions;

    - our plans to integrate our operations with those of Tantau;

    - our plans to market our combined services to our existing customers and Tantau's existing customers;

    - our plans to increase our combined customer base;

    - our plans to work with the companies with which Tantau has strategic relationships;

    - our plans to offer enhanced products and services;

    - our plans to market our products and services to new industry sectors; and

    - our plans to improve our future financial performance.

    In some cases, you can identify forward-looking statements by our use of words such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

    Among the factors that could cause our actual results or events to differ are the risks that are set forth in this document under the caption "Risk Factors," in particular:

    - unanticipated trends and conditions in our industry;

    - risks associated with our ability to compete in a variety of international markets;

    - the risk that we will not have sufficient capital to expand our operations;

    - any failure to satisfy the conditions for the closing of the merger, including any failure to obtain the required governmental approvals;

    - any unanticipated costs arising from the merger with Tantau;

    - any delay, inability or difficulty encountered in increasing our combined revenues from our existing and future contracts;

    - any adverse response of our customers, Tantau's customers or our respective employees to the merger;

    - risks associated with our ability to efficiently integrate acquired businesses, including our acquisitions of ezlogin, Spyonit, YRLess and Tantau;

    - any inability to effectively develop and manage our combined international operations; and

    - risks associated with our ability to implement cost savings and combined operational strategy.

    Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this information statement/prospectus, other than as required by law. You should not place undue reliance on forward-looking statements.

                     ACTION TO BE TAKEN BY WRITTEN CONSENT

TIMING


    All written consents must be received at 2001 Ross Avenue, Suite 2500, Dallas, Texas 75201, Attention: Jennifer L. Williams, by January 12, 2001 to be counted toward approval of the merger.


MATTERS TO BE APPROVED BY WRITTEN CONSENT

    In the action to be taken by written consent, stockholders of Tantau will be asked to approve, together as one matter:

    - the Agreement and Plan of Merger, dated as of November 29, 2000, by and among 724 Solutions Inc., Saturn Merger Sub, Inc., a wholly owned subsidiary of 724 Solutions, and Tantau Software, Inc.;

    - the merger, pursuant to the merger agreement, of Saturn Merger Sub with and into Tantau whereby Tantau will become a wholly owned subsidiary of 724 Solutions; and

    - the appointment of Joseph Aragona as representative of the Tantau stockholders, optionholders and warrantholders under the indemnification and escrow agreement.

    THE TANTAU BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE AND THAT THE TERMS OF THE MERGER AGREEMENT, INCLUDING THE CONSIDERATION TO BE RECEIVED BY TANTAU'S STOCKHOLDERS, ARE FAIR TO AND IN THE BEST INTERESTS OF THE TANTAU STOCKHOLDERS.

    THE TANTAU BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT TANTAU STOCKHOLDERS VOTE TO ADOPT AND APPROVE THE MERGER AGREEMENT AND THE MERGER.

RECORD DATE; STOCKHOLDERS ENTITLED TO PARTICIPATE


    Only stockholders of record of Tantau at the close of business on January 2, 2001 are entitled to vote on the matters to be submitted for approval by written consent. As of the close of business on the record date, there were approximately 7,748,366 shares of Tantau common stock outstanding and entitled to vote, held of record by 86 stockholders, 12,850,000 shares of Tantau
Series A Preferred Stock outstanding and entitled to vote, held of record by seven stockholders, and 6,472,785 shares of Tantau Series B Preferred Stock outstanding and entitled to vote, held of record by 15 stockholders. Each Tantau stockholder is entitled to one vote for each share of Tantau stock held as of the record date.


CONSENT REQUIRED

    Adoption of the merger agreement by Tantau's stockholders is required under Delaware law and Tantau's certificate of incorporation. The proposal to approve and adopt the merger agreement and the merger requires the affirmative vote or consent of:

    - the holders of a majority of the outstanding shares of Tantau common stock and Tantau preferred stock, voting together as a single class;

    - the holders of a majority of the outstanding shares of Tantau Series A preferred stock, voting as a distinct and separate class; and

    - the holders of a majority of the outstanding shares of Tantau Series B preferred stock, voting as a distinct and separate class.

SHARE OWNERSHIP OF MANAGEMENT


    As of the record date, the executive officers and directors of Tantau and their affiliates collectively owned approximately 17,047,993 shares of Tantau common stock and Tantau preferred stock, together representing approximately 63.0% of the total outstanding Tantau stock, consisting of: 9,840,000 shares of Tantau Series A Preferred Stock, representing approximately 76.6% of the total outstanding Tantau Series A Preferred Stock; 2,855,743 shares of Tantau
Series B Preferred Stock, representing approximately 44.1% of the total outstanding Tantau Series B Preferred Stock; and 4,352,250 shares of Tantau common stock, representing approximately 56.2% of the total outstanding Tantau common stock.


    The executive officers and directors of Tantau and their affiliates who own shares of Tantau capital stock have entered into voting agreements with 724 Solutions in which they have agreed to vote their shares of Tantau capital stock for the approval and adoption of the merger agreement and the merger.

SHARES SUBJECT TO VOTING AGREEMENTS


    Under voting agreements entered into with 724 Solutions by the executive officers and directors of Tantau and their affiliates who own shares of Tantau capital stock and by several other stockholders who are affiliates of Tantau, Tantau stockholders holding approximately 4,352,250 shares of Tantau common stock, 12,240,000 shares of Tantau Series A Preferred Stock, and
4,774,257 shares of Tantau Series B Preferred Stock, representing approximately 56.2% of the shares of Tantau common stock outstanding on the record date, 95.3% of the shares of Tantau Series A Preferred Stock outstanding on the record date, and 73.7% of the shares of Tantau Series B Preferred Stock outstanding on the record date, have agreed to vote for adoption and approval of the merger agreement and the merger. The Tantau stockholders who entered into voting agreements also granted proxies to 724 Solutions to vote for adoption and approval of the merger agreement and the merger. The vote by the stockholders party to the voting agreements of their shares in favor of the merger agreement and the merger will be sufficient to adopt and approve the merger agreement and the merger under Delaware law and Tantau's certificate of incorporation. Additional optionholders of Tantau have also executed voting agreements in which they have agreed to vote the shares issued upon exercise of these options prior to the record date, if any, in favor of the merger agreement and the merger.


EXECUTION OF CONSENTS


    Shares represented by all properly executed consents received by January 12, 2001 will be counted as votes in favor of the transactions described herein. For purposes of this written consent, only shares represented by a written consent received by this date will be counted as favorable votes for approval and adoption of the transactions described herein. The failure to submit a written consent by such time will have the same effect as a vote against approval and adoption of the merger agreement and the merger.



    The written consent accompanying this information statement/prospectus is solicited on behalf of Tantau's board of directors. Tantau stockholders are requested to complete, date and sign the accompanying written consent and promptly return it in the enclosed, self-addressed envelope or by fax to Jennifer L. Williams of Brobeck, Phleger & Harrison LLP, Tantau's legal counsel, at (214) 468-3704, as soon as possible for delivery no later than January 12, 2001.


REVOKING CONSENTS


    Tantau stockholders of record may revoke their consents at any time prior to January 12, 2001. Consents may be revoked by written notice, including by fax, to Brobeck, Phleger & Harrison LLP. Any written notice of a revocation of a consent must be sent so as to be delivered before January 12, 2001 as follows:



    Brobeck, Phleger & Harrison LLP, 2001 Ross Avenue, Suite 2500, Dallas, Texas 75201, Attention: Jennifer L. Williams, fax number: (214) 468-3704.


    Consents for shares held by stockholders who are party to the voting agreements with 724 Solutions may not be revoked at any time or under any circumstances.

CONSENT SOLICITATION

    Tantau will bear the cost of the solicitation of consents from its stockholders, except that 724 Solutions and Tantau will share equally the cost of preparing, filing, printing and distributing the registration statement and this information statement/prospectus. In addition to solicitation by mail, the directors, officers and employees of Tantau may solicit consents from stockholders of Tantau by telephone, fax or other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with this solicitation.

    DO NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR WRITTEN CONSENT.
724 SOLUTIONS WILL INSTRUCT ITS EXCHANGE AGENT TO SEND TRANSMITTAL FORMS WITH INSTRUCTIONS FOR THE SURRENDER OF CERTIFICATES REPRESENTING THE CAPITAL STOCK OF TANTAU TO FORMER TANTAU STOCKHOLDERS SHORTLY AFTER THE MERGER IS COMPLETED.

                                   THE MERGER

    THIS SECTION OF THE INFORMATION STATEMENT/PROSPECTUS DESCRIBES MATERIAL ASPECTS OF THE MERGER. WHILE WE BELIEVE THAT THE DESCRIPTION COVERS THE MATERIAL TERMS OF THE MERGER AND THE RELATED TRANSACTIONS, THIS DESCRIPTION MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE MERGER AGREEMENT AND THE OTHER DOCUMENTS WE REFER TO CAREFULLY AND IN THEIR ENTIRETY FOR A MORE COMPLETE UNDERSTANDING OF THE MERGER AND THE RELATED TRANSACTIONS.

BACKGROUND OF THE MERGER

    On June 9, 2000, Christopher Erickson, the President and General Counsel, and Karen Basian, the Chief Financial Officer, of 724 Solutions, met in
New York with John Sims and Peter Klante, the Vice President of Marketing, of Tantau. During this meeting, each of the parties expressed an interest in exploring a possible business or strategic relationship. On June 13, 2000, the parties entered into a preliminary confidentiality agreement. Discussions regarding a possible transaction continued for the next month between 724 Solutions and Tantau and the parties agreed to meet on August 14, 2000 to further explore the potential transaction and to discuss timing, structure and due diligence matters. On August 7, 2000, the parties entered into a non-disclosure agreement with respect to due diligence and other information to be provided in connection with a possible transaction.


    On August 14, 2000, representatives of 724 Solutions, including Gregory Wolfond, the Chairman and Chief Executive Officer, Karen Basian, Alistair Rennie, Executive Vice President of Marketing, Glenn Barrett, the Vice President of Finance and Control, and Paul Mansz, the Vice President of Architecture, met in Austin, Texas with representatives of Tantau, including John Sims, John Reece, the Chief Financial Officer, Peter Klante, and Harald Sammer, the Chief Technology Officer, to explore strategic opportunities and relationships involving 724 Solutions and Tantau.


    Following the meeting, 724 Solutions retained Cravath, Swaine & Moore and Ogilvy Renault as its legal counsel. Tantau retained Brobeck, Phleger and Harrison LLP and Stikeman Elliott as its legal counsel. Working with their financial advisors, which were Credit Suisse First Boston on behalf of 724 Solutions and Goldman Sachs & Co., on behalf of Tantau, as well as their respective legal counsel, both companies conducted due diligence investigations using publicly available materials and other materials furnished by the parties, and analyzed a possible combination. In addition, during mid-August through November, representatives of 724 Solutions and Tantau held numerous and extensive formal and informal in person and telephonic meetings in which the parties discussed current operational, financial, legal, accounting and strategic issues, opportunities and objectives of both companies.

    On August 19, 2000, 724 Solutions submitted to Tantau a proposed term sheet between 724 Solutions and Tantau outlining the material terms of a proposed stock for stock merger of the two companies. The term sheet required several agreements to be entered into between Tantau, its stockholders and 724 Solutions as a condition to the proposed merger, including stockholder voting agreements, resale restriction agreements and an indemnification and escrow agreement. By its terms, the term sheet was non-binding and was subject to the completion of due diligence and the negotiation of definitive agreements and finalization of the terms of any transaction. Over the next two days, executives of Tantau reviewed the proposed term sheet with its financial and legal advisors. On August 21, 2000, the board of directors of Tantau held a telephonic board meeting to discuss the term sheet with Tantau's executive officers and legal and financial advisors. Following this meeting, representatives of Goldman, Sachs & Co. and Brobeck, Phleger & Harrison LLP revised the term sheet to reflect issues raised by Tantau's board of directors and on August 22, 2000, Goldman, Sachs & Co. delivered the revised term sheet to Credit Suisse First Boston.

    From August 22, 2000 until September 15, 2000, general discussions continued between the parties concerning the potential benefits and opportunities which the combination of the two companies would present, without agreement being reached.

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

    On September 21, 2000, 724 Solutions sent a revised proposed term sheet to Tantau. The board of directors of Tantau met on September 24th and 25th to review and discuss the revised proposed term sheet. The parties continued to engage in discussions concerning the principal terms of the proposed transaction, without reaching an agreement.


    On October 2, 2000, the Tantau board of directors held a meeting by telephone with Tantau's financial and legal advisors to discuss the revised proposed term sheet. During the period from October 2nd to October 24th, revisions to the proposed term sheet were submitted by both 724 Solutions and Tantau. On October 25, 2000, Tantau held a telephonic board meeting to discuss the status of the proposed term sheet. The parties continued to propose revisions to the proposed term sheet during the following week.

    On November 3, 2000, the Tantau board of directors held a telephonic board meeting, at which time the most recent revised proposed term sheet received from 724 Solutions was discussed with Tantau's executive officers and Tantau's financial and legal advisors. The board of directors authorized Tantau's management and Tantau's advisors to negotiate a final term sheet. The parties negotiated the term sheet, and on November 6, 2000, management of 724 Solutions and Tantau agreed on a final term sheet, which was subject to, among other conditions, the satisfactory completion of due diligence and the negotiation of definitive merger agreements. On November 6, 2000, the members of Tantau's board of directors executed a unanimous written consent approving the final term sheet. The parties also entered into a letter agreement at this time to negotiate exclusively with each other for a period of 10 days, with automatic extensions for successive 10 day periods, for the purpose of entering into definitive agreements for the transaction.

    Between November 6, 2000 and November 27, 2000 the parties and their respective financial and legal advisors completed due diligence activities and preparation and negotiation of definitive documentation.

    On November 10, 2000, counsel for 724 Solutions delivered drafts of the merger agreement, indemnification and escrow agreement, resale restriction agreements and voting agreements to Tantau and Tantau's financial and legal advisors. From November 14, 2000 to November 16, 2000, representatives of the parties and their respective advisors met in New York to negotiate the merger agreement and related documents.

    Following these meetings and through November 26, 2000, the parties and their representatives continued to negotiate the merger agreement and other agreements through numerous telephone conferences and the exchange of revised drafts of the agreements. During this period, Tantau's executive officers, directors and certain affiliates were asked to enter into the stockholder voting agreements and the resale restriction agreements, with the resale restriction agreements being conditioned on consummation of the merger. Also, John Sims, John Reece, Harald Sammer and Peter Klante were asked to enter into executive employment agreements conditioned on consummation of the merger. In addition, certain employees of Tantau, including its executive officers, were asked to enter into agreements to defer the accelerated vesting of their Tantau stock options resulting from the merger until the second anniversary of the effective time.

    On November 27, 2000, Tantau's board of directors held a telephonic board meeting to consider the proposed merger with 724 Solutions and the terms of the merger agreement, indemnification and escrow agreement and the other agreements relating to the merger, copies of which had previously been provided to and reviewed by each of the board members. At this meeting, Mr. Sims reviewed the transaction with the board of directors, including the history of the negotiations, the strategic reasons for the proposed transaction and the principal terms of the proposed transaction.

    Following Mr. Sims' review of the transaction, Tantau's legal counsel discussed the terms of the proposed merger agreement and related documents, variations between the merger agreement and related documents compared to the final term sheet, applicable laws and regulations relating to the merger, and a schedule for completing the merger, including the principal required approvals and conditions to the merger. Tantau's legal advisors then advised the Tantau board of its fiduciary duties with respect to its consideration of the merger, and in connection with this advice, the Tantau board then considered the terms of the employment agreements between 724 Solutions and Messrs. Sims and Sammer, each a member of Tantau's board, and the number and terms of the options to be granted to Messrs. Sims and Sammer immediately prior to the effective time of the merger. See "The Merger -- Interests of Certain Persons in the Merger." Goldman, Sachs & Co. then made a presentation to the Tantau board concerning strategic rationales, financial aspects and other commercial considerations with respect to the proposed merger.

    Following these presentations, the board of directors discussed the closing condition requiring the conversion of Tantau's outstanding preferred stock into Tantau common stock prior to the effective time and at what ratios the preferred stock would convert into common stock. After lengthy discussions, the board determined to adjourn the meeting pending the outcome of negotiations between Tantau and the holders of a majority of Tantau's Series B preferred stock regarding the ratios for conversion of the Series B preferred stock into Tantau common stock prior to the merger.

    After the board meeting was adjourned, representatives of Tantau and the holders of a majority of Tantau's Series B preferred stock discussed various proposals for the conversion of the Series B preferred stock into Tantau's common stock prior to the merger. On the evening of November 27, 2000, Tantau entered into a letter agreement with the holders of both classes of Tantau's preferred stock, in which these holders agreed to convert all of their shares of preferred stock into Tantau common stock prior to the merger based on a five trading day average valuation of 724 Solutions common stock determined on the date which was 15 business days following the date of the merger agreement.

    Following the execution of this letter agreement, Mr. Sims contacted each of the directors of Tantau to discuss the terms of the proposed conversion of the Tantau preferred stock. Following discussions with all of the board members, each of the directors signed a unanimous written consent which:


    - determined that the terms of the merger agreement and related agreements, and the transactions contemplated thereby were advisable and fair to and in the best interests of Tantau and its stockholders;


    - approved and adopted the merger agreement and the related agreements;

    - directed that the merger agreement and the related agreements be submitted for consideration by the Tantau stockholders; and

    - recommended that the Tantau stockholders vote for the adoption and approval of the merger agreement.

    In reaching their approval of the merger and related transactions, directors of Tantau, with the assistance of Tantau's financial and legal advisors, considered and analyzed a number of factors, including, without limitation, the following:

    - reports from Tantau's management and Brobeck, Phleger & Harrison LLP on the specific terms of the merger agreement and related agreements;

    - the current financial position of Tantau;

    - information concerning the financial performance, business operations and prospects of 724 Solutions presented at meetings of Tantau's board of directors, including, among other things, the presentation by Goldman, Sachs & Co.;

    - the registration of the common shares of 724 Solutions to be exchanged for Tantau stock in the merger; and

    - the terms of the conversion of Tantau preferred stock into Tantau common stock prior to the merger.

    Based on information with respect to the financial condition, results of operations, cash flow, business and prospects of Tantau on both a stand-alone basis and as compared with those available in combination with 724 Solutions, the board of directors of Tantau determined that Tantau stockholders would benefit from the merger transaction since the combination of the two businesses would result in a larger company with more sales channels, customers, products and services, and more geographic presence, which the board believed should enable the combined entity to compete more effectively in the Internet infrastructure software market.

    Tantau's board of directors also considered a number of potential negative factors in its deliberations concerning the merger transaction, including:

    - the possibility that common shares of 724 Solutions placed in escrow may not be distributed to the Tantau stockholders;

    - the length and terms of the restrictions on selling the 724 Solutions common shares to be received in the merger;

    - the risks associated with obtaining necessary regulatory and stockholder approvals of the merger transactions;

    - the risk that the potential benefits of the merger transactions might not be realized; and

    - the other risks described under "Risk Factors."

    The foregoing discussion of the information and factors considered by Tantau's board of directors is not intended to be exhaustive but includes material factors considered by the board. In view of the complexity and wide variety of information and factors, both positive and negative, considered by the board of directors of Tantau, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the Tantau board of directors did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor. Instead, the board of directors conducted an overall analysis of the factors described above, including discussion with Tantau's management and legal, financial and accounting advisors. In considering the factors described above, individual members of Tantau's board of directors may have given different weight to different factors.

    The board of directors of Tantau considered all these factors as a whole and believed the factors supported its determination to approve the merger.

    After taking into consideration all of the factors set forth above, the board of directors of Tantau concluded that the merger was fair to, and in the best interests of, Tantau and its stockholders and that Tantau should proceed with the merger.

    Following the approval of the merger and the related transactions by Tantau's board of directors, representatives of 724 Solutions and Tantau, together with their respective legal advisors, worked together on November 28, 2000 and November 29, 2000 to negotiate final revisions to, and to prepare execution copies of, the merger agreement and related documents as well as final exhibits and schedules for each of them. In addition, during this period, the executive officers, directors and their affiliates who owned Tantau stock and certain affiliates of Tantau executed stockholder voting agreements agreeing to vote their shares of Tantau stock for approval of the merger and the merger agreement and resale restriction agreements limiting the resale of 724 Solutions common shares to be received in the merger. Messrs. Sims, Reece, Sammer and Klante also executed their employment agreements and certain employees of Tantau signed agreements deferring the acceleration of their Tantau stock options resulting from the merger for a period of one year. On November 29, 2000, the merger agreement was executed and 724 Solutions and Tantau issued a joint press release announcing its execution.

TANTAU'S REASONS FOR THE MERGER

    Tantau believes that the merger will result in a combined company better positioned than Tantau alone to become a leader in the m-commerce software market and to maximize the benefits to Tantau's stockholders based on the following:

    MARKET LEADING POSITION. Together, Tantau and 724 Solutions currently serve financial institutions with more than 272 million customers worldwide. Tantau expects that financial institutions will be the leaders in enabling m-commerce and will be instrumental in exposing consumers to the benefits of m-commerce. As a result, Tantau believes that the combined company's relationships with these leaders in providing secure wireless transaction capabilities will increase the value and acceptance of the combined company's products and services. Tantau believes that the combined company will be in a strong position to build on each of Tantau's and 724 Solutions' positions in the financial institutions sector of the m-commerce market; enabling the combined company to attract additional financial institutions and providing the opportunity to establish itself as a market leader. Tantau believes the leading position of the combined company in providing infrastructure software for secure wireless transactions to financial institutions will enhance its ability to expand into other non-financial services markets such as portals, telecom, retail, logistics and travel. In addition, since there is limited customer overlap between Tantau and 724 Solutions, there are a variety of cross-selling opportunities that the combined company will seek to capitalize on.

    INTERNATIONAL PRESENCE. Tantau's strong position in Europe is expected to complement 724 Solutions' established position in North America to provide the combined company with an expanded international presence. Tantau believes this international presence will position the combined company to attract additional international customers, furthering its reputation as a global market leader. In addition, Tantau expects that the resources which otherwise would have been expended by the companies to increase their presence in Europe and North America will be available to assist the combined company's expansion into additional geographic markets and other sectors of the m-commerce market.

    STRATEGIC RELATIONSHIPS. Tantau believes that relationships with wireless and other network service providers, device manufactures, technology companies and content providers are vital, especially in the areas of channels, distribution, security and technology, to facilitate the adoption of the combined company's products and services. In addition, Tantau believes that strategic relationships are essential to gaining early awareness and access to emerging Internet technologies. The merger will enable the combined company to leverage 724 Solutions' and Tantau's current relationships to provide the combined company access to many of the leading technology developers, manufacturers and distributors.

    IMPROVED FINANCIAL PERFORMANCE AND CONDITION. Due to the combined company's wider geographic presence, larger customer base and increased competitive advantage, Tantau believes the combined company will be better positioned to increase revenue and profitability than Tantau would as an independent company. In addition, Tantau believes that the combined company's assets and financial condition, together with its expected ability to access and obtain additional funds, will better position it to grow its business.

    INCREASED LIQUIDITY FOR TANTAU STOCKHOLDERS. Tantau believes the merger will afford greater liquidity to its stockholders upon exchange of their shares of Tantau stock, for which there is no established trading market, for 724 Solutions common shares, which are listed for trading on the Nasdaq National Market and The Toronto Stock Exchange.

RECOMMENDATION OF TANTAU'S BOARD OF DIRECTORS

    The Tantau board of directors has unanimously approved the merger and the merger agreement and has unanimously determined that the merger agreement and the merger are advisable and that the terms of the merger agreement, including the consideration to be received by Tantau's stockholders, are fair to and in the best interests of the Tantau stockholders.

    THE TANTAU BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO ADOPT AND APPROVE THE MERGER AGREEMENT AND THE MERGER.

724 SOLUTIONS' REASONS FOR THE MERGER

    Our objective is to become the leading provider of an Internet infrastructure software that enables secure transactions using a broad range of Internet-enabled devices. In order to accomplish this goal, we believe that we must offer to customers rich applications on a highly scalable platform. We believe that we must form customer relationships with large financial institutions, which we believe will be the leaders in providing advanced services of this kind. We believe that we must develop strategic relationships with key developers and distributors of the technologies that relate to our business, and establish our business in major markets worldwide.

    We believe that our merger with Tantau will help us to achieve these goals by enabling us to move faster in our target markets to develop and market advanced services and technologies that may be offered to leading financial institutions and other enterprises. We also believe that the key benefits to us arising from the merger include the following:

    INTERNATIONAL PRESENCE. We believe that the merger will enable us to more rapidly establish ourselves as a competitor in European markets, where we can market our services to large financial institutions and other companies. We believe that obtaining a competitive position in the European market, a key market for the delivery of mobile transaction services, will be needed to enhance our reputation as a leading provider of Internet infrastructure software solutions for m-commerce. While we conduct a portion of our operations in the U.K. and Paris, Tantau has successfully established itself as a leading provider of m-commerce solutions in Europe. In addition, we believe that by obtaining the benefit of Tantau's established presence in Europe, we can reallocate a portion of the amounts that we had planned to spend to expand our operations in this market to other international markets, as well as to other business purposes.


    CUSTOMER RELATIONSHIPS. Several major international financial institutions are in various stages of implementing wireless services based upon Tantau's technology, including Chase Manhattan Bank, Commerzbank, Credit Suisse Group, MeritaNordbanken, the New Zealand Stock Exchange, Rabobank International, and SE Banken. These additional customers expand our addressable market by adding a substantial number of consumers to whom services based upon our platform may be offered. We believe that the integrated 724 Solutions/Tantau product offerings will enable us to continue to service our financial institution customers through the provision of our advanced applications, and by expanding the range of services that we can offer and sell to many of them. In addition, we believe that our establishment of relationships with these customers through the merger will help us to expand our reputation as a premier provider of m-commerce software infrastructure solutions. In order to coordinate our sales and marketing efforts with Tantau prior to the effective date of the merger, we have entered into a pair of coseller service agreements with Tantau that enable each of us to market the other's services to designated targeted customers.

    SCALEABLE, FAULT TOLERANT, SOFTWARE PLATFORM. Tantau shares our commercial goal of providing financial institutions and other enterprises with a scaleable solution that will enable them to deliver secure transactions across a wide range of Internet-enabled devices and networks. Tantau pursues this goal using its robust application platform technology. We believe that this infrastructure will complement our advanced suite of applications. By integrating Tantau's platform with our platform and applications, we believe that we will be able to offer enhanced services to our existing and future customers that require a strong enterprise-wide solution. We also expect to be able to offer solutions for new industries either through the sale of technologies based on the Tantau platform or the integration of specific applications. In addition, the integration of the Tantau infrastructure into our products will enable our products to function with a wider range of operating systems that may be used by our customers.

    EXPERIENCED MANAGEMENT AND DEVELOPMENT TEAM. We believe that we will benefit from increased marketing opportunities, and that we will develop our products more rapidly, by adding Tantau's personnel to our operations, particularly the members of Tantau's management and development teams. Tantau's management team has obtained sophisticated Internet and mobile transaction experience through their years of working for key companies in these industries, including Tandem Computers, IBM, KPMG, VTEL Corporation, SCC Communications and Vignette Corporation. In addition, we believe that Tantau's team of experienced developers will increase our ability to rapidly enhance our existing products, and develop new products, for the emerging market for mobile commerce solutions.

    STRATEGIC RELATIONSHIPS. We are continually seeking to establish worldwide relationships with wireless and other network service providers, device manufacturers, technology companies and content providers to facilitate the adoption of our customers' Internet-related products and services. Through strategic relationships, we seek to gain technological leadership, worldwide access and positioning and an early awareness of emerging Internet technologies. Through the merger with Tantau, we believe that we will gain access to Tantau's relationships with leading technology and distribution companies, including computer and telecommunication equipment manufacturers such as Nokia, Compaq and Hewlett-Packard, financial service providers, and Internet technology developers.

    IMPROVED FINANCIAL PERFORMANCE. We believe that our merger with Tantau will help us improve our financial performance and accelerate the timing of our achieving profitability. We believe that the combined company will achieve substantially greater revenues than we would have achieved if we remained independent. We expect that Tantau's customer contracts, which involve different combinations of subscriber-based license fees, maintenance fees and professional services fees, will provide additional sources of recurring revenues in future fiscal periods. We are seeking to achieve combined revenues of $75.0 million during the year ending December 31, 2001.

    We believe that the merger will improve our gross margins as we integrate the two companies, particularly because we will not need to make as significant a level of investment in several of Tantau's existing markets in Europe as we had planned in order to roll out our operations in those geographic areas. We are seeking to increase our gross margins to a target of approximately 46% to 48% of revenues in 2001. As a result of the merger, we believe that it will be possible for us to become profitable more rapidly than we would have achieved as an independent company. On a combined basis, we are seeking to become profitable on an operating basis by the end of the first quarter of 2002, before giving effect to stock based compensation, amortization of intangibles and any interests that we may have in the equity of our affiliates. Over the long term, we seek to increase our gross margins to approximately 60% of revenues and to decrease sales and marketing, research and development, and general and administrative expenses to targets of 15%, 15% and 5% of revenues, respectively. Excluding stock-based compensation and amortization of intangibles, we are seeking to achieve an operating margin of 25% of revenues in the long term. However, we cannot assure you that any of our financial targets will be achieved. See "Information Regarding Forward-Looking Statements."

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
COMBINED 724 SOLUTIONS/TANTAU PRODUCT OFFERING

    The following diagram illustrates the general manner in which we currently plan to integrate the Tantau Wireless Internet Platform with our product offerings after the completion of the merger:

                                   [DIAGRAM]

    [The diagram consists of three levels. The bottom portion of the diagram is a rectangular block lying horizontally, and indicates that TANTAU provides adapters, a wireless server and gateways. The middle level of the diagram is a rectangular block lying horizontally, and indicates that 724 Solutions provides application services including alerts, aggregation, payment, PKI portal, device support and content. On top layer are three smaller blocks representing electronic banking, electronic brokerage and m-commerce services, and an arrow pointing to the right indicating that new industry verticals can be added.]

    As indicated above, we believe that Tantau's robust infrastructure can be combined with our platform and advanced application services in order to provide customers with advanced e-banking, e-brokerage and m-commerce services, using a platform that can also be adapted to new industry sectors.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Several directors, officers, employees and significant stockholders of Tantau have interests in the merger in addition to their interests as stockholders of Tantau generally. The Tantau board of directors was aware of such interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

    NEW DIRECTORS OF 724 SOLUTIONS. Under the terms of the merger agreement, the Tantau board of directors will designate four individuals to be appointed to the 724 Solutions board of directors. The Tantau board of directors has selected John Sims, Joseph Aragona, Charles Goldman and Ted White as its designees, and these individuals will become directors of 724 Solutions at the effective time of the merger, subject to their approval by the corporate governance committee of the 724 Solutions board of directors and by The Toronto Stock Exchange. Messrs. Sims, Aragona and Goldman currently serve on the Tantau board of directors and Mr. White is a member of the advisory board to the Tantau board of directors. Mr. Sims is also the President and Chief Executive Officer of Tantau.

    NEW EXECUTIVE OFFICERS OF 724 SOLUTIONS AND EMPLOYMENT AGREEMENTS. In connection with the merger, three of Tantau's current executive officers will become executive officers or employees of 724 Solutions. These individuals include John Sims, Tantau's President and Chief Executive Officer and a director of Tantau, Harald Sammer, Tantau's Chief Technology Officer and a director of Tantau and Peter Klante, Tantau's Vice President of Marketing. At the effective time of the merger, Gregory Wolfond, the current Chairman and Chief Executive Officer of 724 Solutions, will resign from his position as Chief Executive Officer and Mr. Sims will be appointed as the new Chief Executive Officer of 724 Solutions. Mr. Wolfond will remain in his position as Chairman of 724 Solutions. Within 60 days after the effective time of the merger, Mr. Sammer will be appointed Chief Technology Officer of 724 Solutions and
Mr. Klante will be appointed General Manager, Infrastructure Group of
724 Solutions. In addition, John Reece, Tantau's Chief Financial Officer will be appointed as a Vice President of 724 Solutions, but will not be an executive officer of 724 Solutions. Each of Messrs. Sims, Sammer, Klante and Reece have entered into an employment agreement, conditioned upon completion of the merger, with 724 Solutions providing for his appointment to the positions listed above and also containing the following material terms relating to compensation:

    - JOHN SIMS. Mr. Sims will receive a base salary of $250,000 per annum and will be entitled to a performance related bonus if specified objectives are met. Mr. Sims' employment will be at-will and may be terminated by either party at any time and for any reason. If Mr. Sims is terminated without cause or Mr. Sims terminates his employment for good reason, he will be entitled to a lump sum severance payment equal to twelve or eighteen months' current base salary and target bonus as determined upon that termination, based upon the period of time thereafter in which Mr. Sims agrees to be bound to non-competition and non-solicitation covenants.

    - HARALD SAMMER. Mr. Sammer will receive a base salary of DM 414,700 (approximately US$189,400) per annum and will be entitled to a performance related bonus if specified objectives are met. Mr. Sammer's employment will be at-will and may be terminated by either party at any time and for any reason. If Mr. Sammer is terminated without cause or Mr. Sammer terminates his employment for good reason, he will be entitled to a lump sum severance payment equal to twelve months' current base salary and target bonus.

    - PETER KLANTE. Mr. Klante will receive a base salary of $175,000 per annum and will be entitled to a performance related bonus if specified objectives are met. Mr. Klante's employment will be at-will and may be terminated by either party at any time and for any reason. If Mr. Klante is terminated without cause or Mr. Klante terminates his employment for good reason, he will be entitled to a lump sum severance payment equal to twelve months' current base salary and target bonus.

    - JOHN REECE. Mr. Reece will receive a base salary of $170,000 per annum and will be entitled to a performance related bonus if specified objectives are met. Mr. Reece's employment will be at-will and may be terminated by either party at any time and for any reason. If Mr. Reece is terminated without cause or Mr. Reece terminates his employment for good reason, he will be entitled to a lump sum severance payment equal to twelve months' current base salary and target bonus.

    In addition, these individuals will be entitled to participate in 724 Solutions' employee benefit plans.


    GRANTS OF PERMITTED INTERIM PERIOD STOCK OPTIONS. Under the merger agreement, key employees of Tantau mutually identified by 724 Solutions and Tantau will, immediately prior to the merger, receive permitted interim period stock options which, in the aggregate, will convert into options to purchase up to 1,500,000 common shares of 724 Solutions upon consummation of the merger. See "Description of the Merger Agreement and Related Documents -- Permitted Interim Period Stock Options." The exercise price of the permitted interim period stock options will be based on the trading price of common shares of 724 Solutions as of the most recently ended trading day prior to the date of grant as adjusted for the exchange ratio. The permitted interim period stock options will be assumed by 724 Solutions, but the number of common shares of 724 Solutions which will be issuable under the permitted interim period stock options granted to these key employees will not count against or be included in the 19 million common shares and options of 724 Solutions issuable by 724 Solutions in the merger in exchange for shares of Tantau's capital stock, the options (other than permitted interim period stock options) to acquire Tantau common stock, and the warrants to acquire Tantau common stock outstanding at the effective time. These permitted interim period stock options will have a term of ten years and will vest in four equal annual installments on each of the second, third, fourth and fifth anniversaries of the effective time. However, the permitted interim period stock options granted to Harald Sammer will vest in one installment on the second anniversary of the effective date.


    The three executive officers of Tantau who will become executive officers of 724 Solutions, John Sims, Harald Sammer and Peter Klante, together with John Reece, will each receive permitted interim period stock options which will convert into options for the number of 724 Solutions common shares listed below at the effective time of the merger:

    - John Sims    175,000

    - Harald
      Sammer        60,000

    - Peter
      Klante       100,000

    - John Reece    60,000

    In addition, 33 other executive officers and employees of Tantau will receive permitted interim period stock options which will convert into options for an aggregate of 1,105,000 common shares of 724 Solutions at the effective time of the merger. Options to purchase up to 500,000 shares of Tantau common stock granted by Tantau prior to the effective time of the merger to new hires and promoted employees will also be permitted interim period stock options with exercise prices based on the trading price of 724 Solutions' common shares as of the most recent trading day prior to the date of grant.

    INDEMNIFICATION AND DIRECTORS' AND OFFICERS' INSURANCE. The merger agreement provides that 724 Solutions will cause the surviving corporation to indemnify each present and former director and officer of Tantau to the fullest extent permitted under Tantau's certificate of incorporation, bylaws, applicable law or any current indemnification agreement between an officer or director and Tantau, for liabilities for acts or omissions occurring at or prior to the effective time of the merger. In addition, for a period of at least six years from the effective time of the merger, the surviving corporation's certificate of incorporation and bylaws will contain provisions with respect to exculpation and indemnification that are as favorable to Tantau's present and former officers and directors as those contained in Tantau's current certificate of incorporation and bylaws. The merger agreement also provides that 724 Solutions will maintain directors' and officers' liability insurance coverage for Tantau's present and former officers and directors on terms no less favorable than the policies currently in effect for six years after the effective time of the merger, but 724 Solutions will only be obligated to pay for premiums which in the aggregate are no more than 150% of the aggregate amount paid by Tantau in 1999 for this insurance coverage. Finally, each of the individuals who becomes a director and/or officer of 724 Solutions will be entitled to director's and officer's insurance coverage from 724 Solutions having comparable benefits to those that 724 Solutions currently provides to its officers and directors.

    REGISTRATION RIGHTS. Stockholders of Tantau holding an aggregate of 12,840,000 shares of Tantau's Series A preferred stock, 6,446,112 shares of Tantau's Series B preferred stock, and warrants to purchase additional shares of Tantau's Series B preferred stock will enter into a registration rights agreement with 724 Solutions at the effective time of the merger. The registration rights agreement will grant "piggyback" registration rights to these stockholders, allowing them to participate in future underwritten registered public offerings by 724 Solutions, including in connection with registrations that may be demanded by our chairman and chief executive officer, and several of our major shareholders. See "The Merger Agreement and Related Documents -- Registration Rights Agreement" and "724 Solutions -- Related Party Transactions."

REGULATORY AND OTHER APPROVALS

    REGULATORY APPROVALS. The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, under which a transaction cannot be completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the applicable waiting periods expire or are terminated. 724 Solutions and Tantau have made the required filings with the Department of Justice and Federal Trade Commission, and the applicable waiting periods expired in December 2000.

    The Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the merger on antitrust grounds either before or after the completion of the merger. In addition, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take action under the antitrust laws as it deems necessary or desirable in the public interest. Other persons could also take action under the antitrust laws, including seeking to enjoin the merger. Additionally, at any time before or after the completion of the merger, any state could take action under the antitrust laws as it deems necessary or desirable in the public interest. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, we will prevail.

    Neither 724 Solutions nor Tantau is aware of any other material governmental or regulatory approval required for completion of the merger, other than compliance with applicable corporate law of Delaware and except for approvals already obtained.

    NO 724 SOLUTIONS SHAREHOLDER VOTE REQUIRED. Based on the execution by certain of 724 Solutions' principal shareholders of a letter setting forth such shareholders' support of the proposed merger, 724 Solutions has received from each of the Nasdaq National Market and The Toronto Stock Exchange a letter confirming that, subject to the satisfaction of several documentary and procedural matters, no vote or meeting of 724 Solutions' shareholders would be required to effect the merger.

ACCOUNTING TREATMENT

    The merger will be accounted for as a purchase under U.S. generally accepted accounting principles. Under this accounting method, 724 Solutions will record assets and liabilities of Tantau at their fair value at the effective time of the merger, with the excess of the purchase price over the net tangible and identifiable intangible assets acquired being recorded as goodwill.

MATERIAL UNITED STATES FEDERAL AND CANADIAN INCOME TAX CONSEQUENCES

    GENERAL

    The following discussion of material U.S. federal income tax consequences and Canadian federal income tax consequences of the merger and ownership of 724 Solutions' common shares is included for general information purposes only and does not purport to be a complete description of all potential tax consequences affecting the decision of Tantau stockholders whether to vote to approve the merger. The discussion and the opinions described below apply only to U.S. Holders, as defined below, who hold shares of Tantau capital stock as "capital assets". The discussion and the tax opinions described below do not address any potential tax effects to non-U.S. Holders nor do they address all potential tax effects that may be relevant to U.S. Holders subject to special U.S. federal income or Canadian tax treatment, including:

    - persons who own (actually or constructively) 5% or more of either the total voting power or total value of all capital stock of 724 Solutions immediately before or immediately after the merger;

    - persons subject to the alternative minimum tax;

    - persons who hold shares of Tantau capital stock through partnerships or other pass-through entities;

    - persons who are or have been residents of Canada or engaged in a trade or business in Canada through a permanent establishment;

    - persons who hold their shares as part of a hedge, straddle or conversion transaction;

    - persons whose functional currency is not the U.S. dollar;

    - insurance companies;

    - financial institutions;

    - dealers in securities;

    - traders that mark to market;

    - tax-exempt organizations;

    - retirement plans; and

    - persons who acquired their shares of Tantau common stock upon the exercise of employee stock options or otherwise as compensation.

    The following discussion does not address the effect of applicable state, provincial, local or foreign (other than Canadian) tax laws.

    A "U.S. Holder" means a holder of shares of Tantau capital stock who is
(i) a citizen or resident of the U.S., (ii) a corporation or other entity taxable as a corporation created in or organized under the laws of the U.S. or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) in general, a trust if a U.S. court can exercise primary supervision over the administration of such trust, and one or more U.S. persons have the authority to control all of the substantial decisions of such trust. A "non-U.S. Holder" means a holder of shares of Tantau capital stock who is not a "U.S. Holder."

    MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

    This summary of material U.S. federal income tax consequences is based on the Internal Revenue Code, Treasury regulations, administrative rulings and practice and judicial precedent, each as in effect at the date of this information statement/prospectus, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed herein. No rulings have been or are expected to be sought from the Internal Revenue Service concerning the tax consequences of the merger, and the opinions of counsel described below and this tax discussion as to the material U.S. federal income tax consequences of the merger will not be binding on the Internal Revenue Service or any court. This discussion relies on assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the merger in accordance with this information statement/prospectus and the merger agreement. This discussion is also based on certain representations made by 724 Solutions and Tantau. If any of these representations is inaccurate, the tax consequences of the merger could differ from those described herein.

    GENERAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. The obligation of Tantau to consummate the merger is conditioned on its receipt of an opinion from its counsel, Brobeck, Phleger & Harrison LLP, to the effect that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(B) of the Code and that no gain or loss will be recognized by a Tantau stockholder on the exchange of shares of Tantau capital stock solely for 724 Solutions' common shares in the merger (except with respect to any cash received in lieu of a fractional share); PROVIDED that (i) Tantau complies with the reporting requirements contained in Treasury Regulation
Section 1.367(a)-3(c)(6) (requiring Tantau to file with its tax return for the year in which the merger occurs a statement that, among other things, describes the merger, provides information concerning the number of common shares of 724 Solutions received by Tantau stockholders in the merger, and contains certain statements regarding the nature of 724 Solutions' business and the ownership of 724 Solutions' shares), and
(ii) the Tantau stockholder owns (including beneficial, indirect and constructive ownership) less than 5% of the total voting power and total value of 724 Solutions' outstanding common shares immediately after the merger. The opinion of Brobeck, Phleger & Harrison LLP will be based on certain facts, representations and assumptions that counsel reasonably deem relevant (including certain representations regarding the ownership of 724 Solutions' common shares). Assuming the accuracy of the opinion of counsel described above, the following additional U.S. federal income tax consequences would arise:

    - neither 724 Solutions, Saturn Merger Sub, Inc. or Tantau will recognize gain or loss solely as a result of the merger;

    - Tantau stockholders will not recognize any gain or loss as a result of the exchange of Tantau capital stock solely for 724 Solutions' common shares pursuant to the merger;

    - the tax basis of the 724 Solutions common shares received by a Tantau stockholder in the merger will be equal to the tax basis of the shares of Tantau capital stock exchanged therefor, reduced by any amount of basis allocable to any fractional common share of 724 Solutions for which cash is received;

    - the holding period, for purposes of capital gains taxation, of the 724 Solutions common shares received by a Tantau stockholder in the merger will include the holding period of the shares of Tantau common stock exchanged therefor; and

    - the receipt of cash in lieu of a fractional common share of 724 Solutions by a Tantau stockholder pursuant to the merger generally will result in taxable capital gain or loss to such stockholder based on the difference between the amount of cash received by such stockholder and such stockholder's basis in such fractional 724 Solutions common share.

    TAXATION OF DIVIDENDS. Subject to the discussion below under "Passive Foreign Investment Company Considerations," for U.S. federal income tax purposes, the gross amount of any distribution made out of 724 Solutions' current or accumulated earnings and profits as determined for U.S. federal tax income purposes will be included in gross income by a U.S. Holder and will be treated as foreign source dividend income (except that if more than 50% of 724 Solutions' stock is owned by U.S. persons, a portion of any dividends may be treated as U.S. source for purposes of calculating such Holder's U.S. foreign tax credit).

    If dividends paid by 724 Solutions were to exceed 724 Solutions' current and accumulated earnings and profits as determined for U.S. federal income tax purposes, any excess would be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted basis in the common shares of 724 Solutions, and thereafter as a capital gain.

    A U.S. Holder will be required to include in income the Canadian withholding tax paid with respect to dividends and may claim a foreign tax credit with respect to such tax, subject to applicable limitations.

    TAXATION OF GAINS. Upon the sale or disposition of a common share of 724 Solutions, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your adjusted tax basis in the share. Subject to the discussion below under the heading "Passive Foreign Investment Company Considerations," such gain or loss will generally be treated as U.S. source capital gain or loss. If you are an individual, any such capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

    PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS. 724 Solutions has represented that it is not a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for its current taxable year. In the future, the determination of 724 Solutions' PFIC status will depend on, among other things, a valuation of 724 Solutions' assets, including goodwill and other intangible assets. No assurance can be given that 724 Solutions will not be attributed PFIC status in future years.

    724 Solutions will be classified as a PFIC in a particular taxable year if either 75% or more of its gross income for the taxable year is passive income, or during the taxable year, the average percentage of the value of 724 Solutions' assets that produce or are held for the production of passive income is at least 50%. The U.S. Internal Revenue Service has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income.

    If 724 Solutions were classified as a PFIC, any gain recognized by a U.S. Holder upon the sale of common shares of 724 Solutions, or the receipt of certain distributions, would generally be treated as ordinary income. In this case, this income would be allocated over the period that the U.S. Holder held 724 Solutions shares and an interest charge would be imposed on the amount of deferred tax on such income allocated to prior taxable years. If 724 Solutions were determined to be a PFIC, however, a U.S. Holder could elect to treat his or her shares as an interest in a qualified electing fund (a "QEF Election"), in which case the U.S. Holder would be required to include in income annually his or her proportionate share of 724 Solutions' income and net capital gain in years in which 724 Solutions was a PFIC, but any gain subsequently recognized upon the sale by such U.S. Holder of the shares would generally be taxed as capital gain. Alternatively, a U.S. Holder could make an election (a "Mark-to-Market Election"), pursuant to which the U.S. Holder would be required to include as ordinary income annually the excess of the fair market value of the 724 Solutions shares over the U.S. Holder's basis therein. If a U.S. Holder makes a Mark-to-Market Election, then any gain recognized upon the sale by such U.S. Holder of his or her common shares of 724 Solutions generally would be taxed as ordinary income in the year of sale.

    You should consult with your own tax advisors regarding your eligibility for, and the manner and advisability of making, the QEF Election or Mark-to-Market Election if 724 Solutions is treated as a PFIC.

    U.S. BACKUP WITHHOLDING AND INFORMATION REPORTING. A holder of
724 Solutions common shares may, under certain circumstances, be subject to certain information reporting requirements and backup withholding tax at the rate of 31% with respect to dividends paid on the 724 Solutions common shares, or the proceeds of sale of the 724 Solutions common shares, unless such holder
(i) is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact or (ii) provides a correct taxpayer identification number ("T.I.N."), certifies that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of 724 Solutions common shares who does not provide a correct T.I.N. may be subject to penalties imposed by the U.S. Internal Revenue Service. Any amount withheld under backup withholding rules generally will be creditable against the holder's U.S. federal income tax liability.

    THE OPINION OF COUNSEL DESCRIBED ABOVE AND THIS TAX DISCUSSION DO NOT PURPORT TO CONTAIN A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSIDERATIONS RELEVANT TO THE MERGER OR THE OWNERSHIP OF 724 SOLUTIONS COMMON SHARES. THUS, TANTAU STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER AND THE OWNERSHIP OF
724 SOLUTIONS COMMON SHARES, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS. STOCKHOLDERS THAT ARE NOT U.S. HOLDERS AND WHO HOLD OR HAVE HELD, ACTUALLY OR CONSTRUCTIVELY, 5% OF THE OUTSTANDING CAPITAL STOCK OF TANTAU, SHOULD CONSULT THEIR TAX ADVISOR REGARDING, AMONG OTHER THINGS, THE CONSEQUENCES OF THE MERGER UNDER THE FOREIGN INVESTMENT IN REAL PROPERTY TAX ACT, INCLUDING ANY REPORTING REQUIREMENTS THAT MAY APPLY. TANTAU STOCKHOLDERS THAT ARE U.S. HOLDERS AND WHO OWN, ACTUALLY OR CONSTRUCTIVELY, 5% OR MORE OF THE TOTAL VOTING POWER OR TOTAL VALUE OF ALL CAPITAL STOCK OF 724 SOLUTIONS IMMEDIATELY AFTER THE MERGER SHOULD CONSULT THEIR TAX

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
ADVISOR REGARDING, AMONG OTHER THINGS, THE ADVISABILITY OF ENTERING INTO A GAIN RECOGNITION AGREEMENT AS PROVIDED IN TREASURY REGULATION SECTION 1.367(A)-3(C).

    MATERIAL CANADIAN INCOME TAX CONSEQUENCES

    The following discussion is applicable only to U.S. Holders who are treated as residents of the U.S. under the provisions of the Convention between Canada and the United States of America with Respect to Taxes on Income and Capital Gains, who will hold their 724 Solutions common shares as capital property and who will deal at arm's length with 724 Solutions. The discussion is intended only as a general guide to the position under Canadian tax law and will not apply to certain classes of investors, such as "financial institutions" as defined in Section 142.2 of the Canadian Income Tax Act. If you are in any doubt as to your tax position, you should consult with your tax advisor.

    CANADIAN TAXATION OF CAPITAL GAINS. A U.S. Holder will not be subject to Canadian income taxation on the disposal of 724 Solutions common shares, provided the value of the 724 Solutions shares at the time of disposal is not derived principally from real property located in Canada. 724 Solutions does not believe the value of its common shares currently is derived principally from real property located in Canada and believes that it is unlikely for the foreseeable future that the value of its common shares will be derived principally from real property located in Canada.

    TAXATION OF U.S. HOLDERS ON MERGER CONSIDERATION. U.S. Holders will not be subject to Canadian tax on income or gains arising from the receipt of consideration payable under the terms of the merger and no withholding tax will apply to any such payment.

    CANADIAN TAXATION OF DIVIDENDS. Under the Convention between Canada and the United States of America with Respect to Taxes on Income and Capital Gains, dividends paid by 724 Solutions to U.S. Holders will be subject to Canadian withholding tax at the rate of 15% (except that dividends paid to a corporate shareholder who owns more than 10% of the shares of 724 Solutions will be subject to Canadian withholding tax at the rate of 5%).

    THE FOREGOING SUMMARY OF MATERIAL U.S. AND CANADIAN TAX CONSEQUENCES IS BASED ON THE CONVENTION BETWEEN CANADA AND THE UNITED STATES OF AMERICA WITH RESPECT TO TAXES ON INCOME AND CAPITAL GAINS, U.S. LAW, CANADIAN LAW, AND REGULATIONS, ADMINISTRATIVE RULINGS AND PRACTICES OF THE U.S. AND CANADA, ALL AS THEY EXIST AS OF THE DATE OF THIS INFORMATION STATEMENT/PROSPECTUS. THIS SUMMARY DOES NOT DISCUSS ALL ASPECTS THAT MAY BE RELEVANT TO TANTAU STOCKHOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. TANTAU STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES AND WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM AND OF OWNERSHIP OF 724 SOLUTIONS COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, PROVINCIAL, LOCAL AND FOREIGN TAX LAWS, ESTATE TAX LAWS AND PROPOSED CHANGES IN APPLICABLE LAWS.

DISSENTERS' RIGHTS/APPRAISAL RIGHTS

    The following summary of the provisions of Section 262 of the Delaware General Corporation Law is not intended to be a complete statement of the provisions of, and is qualified in its entirety by, reference to the full text of Section 262 of the Delaware General Corporation Law, which is included as Annex E to this information statement/prospectus.

    Under Delaware law, Tantau stockholders are entitled to appraisal rights. If the transaction is consummated, each holder of Tantau capital stock who:

    - files a written demand with Tantau of an intention to exercise rights to appraisal of his, her or its shares within 20 days of the mailing of notice by Tantau of the approval of the merger and the existence of appraisal rights;

    - does not vote in favor of the merger or consent thereto in writing; and

    - follows the procedure set forth in Section 262 of the Delaware General Corporation Law,

will be entitled to be paid the fair value for his, her or its common or preferred stock, as the case may be. The fair value of shares of Tantau stock will be determined without giving effect to any value arising out of the merger. The shares of Tantau stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to as the "dissenting shares."

    Within 10 days after the effective date of the merger, Tantau, as the surviving corporation in the merger, must mail a second notice to all stockholders, notifying those stockholders of the effective date of the merger. Within 120 days after the effective date of the merger, holders of Tantau stock may file a petition in the Delaware Court of Chancery for the appraisal of their shares, although they may, within 60 days of the effective date, withdraw their demand for appraisal. Within 120 days of the effective date of the merger, the holders of dissenting shares may also, upon written request, receive from Tantau a statement setting forth the aggregate number of shares with respect to which demands for appraisal have been received.

    A demand for appraisal should be signed by or on behalf of the stockholder exactly as the stockholder's name appears on the stockholder's stock certificate(s). If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may exercise a demand for appraisal on behalf of a record holder; however, in the demand the agent must identify the record owner or owners. A record holder, such as a broker, who holds shares as nominee for several beneficial owners, may exercise appraisal rights for shares held for one or more beneficial owners and not exercise rights for the shares held for other beneficial owners. In this case, the written demand should state the number of shares for which appraisal rights are being demanded. When no number of shares is stated, the demand will be presumed to cover all shares held of record by the broker or nominee.

    If any Tantau stockholder who demands appraisal of his, her or its shares under Section 262 of the Delaware General Corporation Law fails to perfect, or effectively withdraws or loses, the right to appraisal, his, her or its shares will be converted into a right to receive a number of common shares of 724 Solutions in accordance with the terms of the merger agreement. Dissenting shares lose their status as dissenting shares if:

    - the merger is abandoned;

    - the dissenting stockholder fails to make a timely written demand for appraisal;

    - the dissenting shares are voted, or a written consent is given, in favor of the merger;

    - neither Tantau nor the stockholder files a complaint or intervenes in a pending action within 120 days of the effective date of the merger; or

    - the stockholder delivers to Tantau, as the surviving corporation, within 60 days of the effective date of the merger, or thereafter with Tantau's approval, a written withdrawal of the stockholder's demand for appraisal of the dissenting shares, although no appraisal proceeding in the Court of Chancery may be dismissed as to any stockholder without the approval of the court.

    FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS, IN WHICH EVENT A TANTAU STOCKHOLDER WILL BE ENTITLED TO RECEIVE THE CONSIDERATION WITH RESPECT TO THE HOLDER'S DISSENTING SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262, TANTAU STOCKHOLDERS WHO ARE CONSIDERING OBJECTING TO THE MERGER SHOULD CONSULT THEIR OWN LEGAL ADVISORS.

                   THE MERGER AGREEMENT AND RELATED DOCUMENTS

    THIS SECTION OF THE INFORMATION STATEMENT/PROSPECTUS SUMMARIZES THE MATERIAL PROVISIONS OF THE MERGER AGREEMENT AND RELATED DOCUMENTS, INCLUDING THE STOCKHOLDER VOTING AGREEMENTS, THE RESALE RESTRICTION AGREEMENTS AND THE INDEMNIFICATION AND ESCROW AGREEMENT. TO THE EXTENT IT RELATES TO THE MERGER AGREEMENT AND DOCUMENTS ENTERED INTO OR TO BE ENTERED INTO IN CONNECTION WITH THE MERGER AGREEMENT, THE FOLLOWING DESCRIPTION IS QUALIFIED BY ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT AND THE APPLICABLE RELATED DOCUMENTS, EACH OF WHICH IS ATTACHED AS AN APPENDIX TO THIS INFORMATION STATEMENT/PROSPECTUS OR FILED AS AN EXHIBIT AND IS INCORPORATED HEREIN BY REFERENCE. YOU ARE URGED TO READ THE MERGER AGREEMENT AND EACH OF THE RELATED DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

DESCRIPTION OF THE MERGER AGREEMENT

    STRUCTURE

    724 Solutions, Saturn Merger Sub, Inc., a wholly owned subsidiary of
724 Solutions, and Tantau have entered into the Agreement and Plan of Merger dated as of November 29, 2000. The merger agreement provides for the merger of Saturn Merger Sub with and into Tantau. After the merger, Tantau will be the surviving corporation and will become a wholly owned subsidiary of 724 Solutions.

    CLOSING MATTERS

    CLOSING. The closing of the merger will take place as soon as practicable following the satisfaction or waiver of the closing conditions contained in the merger agreement, unless the merger agreement is terminated or the parties agree to a different time for closing. See "-- Conditions to the Completion of the Merger" below.

    EFFECTIVE TIME. In connection with the closing, the parties will file a certificate of merger with the Secretary of State of the State of Delaware. The merger will become effective at the time the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at any later time as may be agreed to by the parties and specified in the certificate of merger. The time at which the merger will become effective is referred to herein as the "effective time."

    CONSIDERATION TO BE RECEIVED IN THE MERGER

    The merger agreement provides that 724 Solutions will issue a total of 19 million common shares and options to purchase common shares in exchange for all shares of capital stock of Tantau and all options and warrants to acquire Tantau capital stock outstanding at the effective time, other than options that are to be issued after the date of the merger agreement and prior to the effective time as permitted by the merger agreement. See "-- Permitted Interim Period Stock Options" below.

    Prior to the merger, and as a condition to the completion of the merger, all of the outstanding shares of each class of Tantau's outstanding preferred stock will be converted into shares of Tantau common stock. Holders of more than 66 2/3% of the outstanding shares of Tantau's Series A preferred stock and Series B preferred stock have agreed to convert their shares of preferred stock into Tantau common stock prior to the merger. Under Tantau's certificate of incorporation, the conversion of this amount of shares of Tantau preferred stock will cause an automatic conversion of all of the outstanding shares of Tantau's preferred stock into shares of Tantau common stock. Under an amendment to Tantau's certificate of incorporation, Tantau estimates that each share of Tantau's Series A preferred stock and each share of Tantau's Series B preferred stock will convert into one share of Tantau common stock.


    In the merger, each share of Tantau common stock will be converted into the right to receive an estimated 0.623 common shares of 724 Solutions.
724 Solutions' common shares are traded on the Nasdaq National Market under the trading symbol "SVNX" and on The Toronto Stock Exchange under the trading symbol "SVN". On January 3, 2001, the closing price on the Nasdaq National Market was US$19.50 per share and the closing price on The Toronto Stock Exchange was Cdn.$29.65. After the merger takes place, no shares of Tantau's capital stock that were outstanding before the merger will be outstanding, and all of those shares will be canceled and retired and will cease to exist. Each certificate representing shares of any class of Tantau's capital stock will thereafter represent only the right to receive the merger consideration.


    724 Solutions will not issue fractional shares in the merger. Instead of any fractional common shares of 724 Solutions, after taking into account all shares of Tantau common stock you hold at the effective time of the merger, you will receive cash based on the last quoted sale price of 724 Solutions' common shares on the closing date of the merger. See "-- Treatment of Stock Options and Warrants."

    PROCEDURES FOR EXCHANGING STOCK CERTIFICATES

    THE EXCHANGE AGENT. As of the effective time, 724 Solutions is required to deposit with Computershare Investor Services Inc., or a bank or trust company designated by 724 Solutions and reasonably acceptable to Tantau, certificates representing the common shares of 724 Solutions to be exchanged for shares of Tantau common stock in the merger, less the number of shares to be deposited into escrow under the indemnification and escrow agreement. 724 Solutions must also make available to the exchange agent cash to be paid in lieu of issuing fractional shares.

    PROCEDURES FOR EXCHANGING STOCK CERTIFICATES. As soon as reasonably practicable after the effective time, the exchange agent will mail to each Tantau stockholder a letter of transmittal and instructions for surrendering Tantau stock certificates in exchange for 724 Solutions stock certificates and cash in lieu of fractional shares. When you deliver your Tantau stock certificates to the exchange agent (duly endorsed, if required) together with a completed letter of transmittal and any other required documents, your Tantau stock certificates will be cancelled and you will receive 724 Solutions stock certificates representing the number of full 724 Solutions common shares to which you are entitled under the merger agreement, less that portion of the 724 Solutions common shares to which you are entitled that will be deposited into escrow under the indemnification and escrow agreement. You will also receive payment in cash, without interest, in lieu of any fractional common shares of 724 Solutions which would otherwise be issuable to you as a result of the merger, after taking into account all shares of Tantau common stock held by you at the effective time of the merger.

    DO NOT SUBMIT YOUR TANTAU STOCK CERTIFICATES WITH YOUR WRITTEN CONSENT. YOU SHOULD SUBMIT YOUR TANTAU STOCK CERTIFICATES FOR EXCHANGE ONLY AFTER YOU HAVE RECEIVED THE LETTER OF TRANSMITTAL AND INSTRUCTIONS FROM THE EXCHANGE AGENT.

    DISTRIBUTIONS WITH RESPECT TO 724 SOLUTIONS COMMON SHARES. Tantau stockholders are not entitled to receive any dividends or other distributions on 724 Solutions common shares with a record date after the effective time of the merger until surrender of Tantau stock certificates. Promptly after your 724 Solutions stock certificates are issued, you will receive payment for any dividend or other distribution on 724 Solutions common shares with a record date after the merger and a payment date prior to the date you surrender your Tantau stock certificates. You will receive payment for any dividend or other distribution on 724 Solutions' common shares with a record date after the merger and a payment date after the date you surrender your Tantau stock certificates promptly after the payment date of that dividend or distribution. With respect to shares of 724 Solutions held in escrow under the indemnification and escrow agreement, any dividends or other distributions paid in cash or property other than securities of 724 Solutions will be promptly distributed to the respective Tantau stockholders by the escrow agent. Any dividends or other distributions on 724 Solutions common shares held in escrow under the indemnification and escrow agreement which are paid in 724 Solutions securities will be retained by the escrow agent in escrow and shall be subject to the indemnification and escrow agreement.

    Please note that 724 Solutions does not currently plan to declare any dividends in the immediate future. See "Dividend Policy."

    TREATMENT OF STOCK OPTIONS AND WARRANTS


    Each option to acquire Tantau common stock outstanding at the effective time will be assumed by 724 Solutions and converted into an option to acquire that number of 724 Solutions' common shares equal to the number of shares of Tantau common stock subject to that option multiplied by the exchange ratio, rounded down to the nearest whole share. The exercise price per share will be equal to the exercise price per share of Tantau common stock divided by the exchange ratio, rounded up to the nearest whole cent. All other terms and conditions of each outstanding option will be unchanged by the merger, except with respect to options held by employees of Tantau who have signed agreements which, among other things, postpone the accelerated vesting of such options resulting from the merger until the second anniversary of the effective time. As of January 2, 2001, options to purchase approximately 3,206,192 shares of Tantau common stock were outstanding. Up to 10% of the options assumed by 724 Solutions in the merger, other than the permitted interim period stock options described below, will be subject to the terms of the indemnification and escrow agreement. See "-- Indemnification and Escrow Agreement" below.


    Within 30 days after the effective time, 724 Solutions has agreed to file a registration statement on Form S-8 for the 724 Solutions common shares issuable with respect to options assumed by 724 Solutions in connection with the merger.

    As of December 15, 2000, warrants to purchase up to 20,000 shares of Tantau common stock were outstanding. The merger agreement requires Tantau to use its best efforts to cause these warrants to be exercised in full prior to the effective time. The merger agreement provides that such warrants will not be assumed by 724 Solutions. As a result, under the terms of such warrants, these warrants will automatically convert into shares of Tantau common stock on a cashless basis if not previously exercised. Tantau expects these warrants to be exercised for Tantau common stock prior to the effective time.

    As of December 15, 2000, warrants to purchase 310,880 shares of Tantau Series B preferred stock were outstanding. The merger agreement requires Tantau to use its best efforts to cause these warrants to be exercised in full prior to the effective time. In the event these warrants shall not have been exercised in full prior to the effective time, these warrants shall be assumed by 724 Solutions and converted into a warrant to acquire that number of 724 Solutions common shares, rounded down to the nearest whole share, equal to the number of 724 Solutions common shares that the holder of such warrants would have been entitled to receive in the merger if such warrants had been exercised prior to the merger. The exercise price will be equal to the exercise price per share at the effective time divided by the exchange ratio, rounded up to the nearest whole cent.

    PERMITTED INTERIM PERIOD STOCK OPTIONS

    Between the date of the merger agreement and the effective time of the merger, Tantau may, subject to further conditions outlined in the merger agreement, grant:

    - stock options which will convert, in the aggregate, into options to purchase up to 1,500,000 common shares of 724 Solutions upon consummation of the merger as incentive compensation to key employees of Tantau mutually identified by 724 Solutions and Tantau, which options must be granted immediately prior to the effective time of the merger; and

    - stock options to buy up to 500,000 shares of Tantau common stock to new hires and promoted employees.

    These stock options are referred to collectively as the "permitted interim period stock options." The exercise price of the permitted interim period stock options will be based on the trading price of 724 Solutions' common shares as of the most recently ended trading day prior to the date of grant, as adjusted for the exchange ratio. The permitted interim period stock options will be assumed by 724 Solutions as provided under "-- Treatment of Stock Options and Warrants" above, but the number of 724 Solutions common shares which will be issuable under the permitted interim period stock options will not count against or be included in the aggregate 19 million common shares of 724 Solutions and options issuable by 724 Solutions in the merger in exchange for the shares of Tantau's capital stock, the options (other than permitted interim period stock options) to acquire Tantau common stock, and the warrants to acquire Tantau common stock outstanding at the effective time. In addition, the permitted interim period stock options will not be subject to the indemnification and escrow agreement.

    The 1,500,000 permitted interim stock options referred to above will be subject to commercial terms specified by 724 Solutions, substantially in accordance with the provisions of 724 Solutions' other stock option plans. These options will vest in equal installments on each of the second, third, fourth and fifth anniversaries of the effective date.

    REPRESENTATIONS AND WARRANTIES

    TANTAU. In the merger agreement, Tantau has made representations and warranties to 724 Solutions regarding, among other things, the following:

    - Tantau's organization, existence and qualification to do business and similar corporate matters;

    - Tantau's subsidiaries and specified equity investments;

    - Tantau's authority to enter into and perform its obligations under the merger agreement;

    - the absence of conflict of the merger agreement and the related transactions with Tantau's certificate of incorporation, by-laws, specified agreements and applicable law;

    - specified regulatory consents and approvals;

    - Tantau's capitalization and financial statements;

    - undisclosed liabilities;

    - tax matters;

    - title to assets;

    - intellectual property matters;

    - contracts;

    - litigation involving Tantau;

    - operation of Tantau's business and absence of certain changes or events;

    - compliance with applicable laws;

    - employee and employee benefit matters;

    - insurance matters;

    - customers of Tantau;

    - information supplied for inclusion in this information statement/prospectus;

    - the vote required in connection with the approval of the merger agreement and the related transactions;

    - Tantau's financial advisors; and

    - non-applicability of state anti-takeover statutes.

    724 SOLUTIONS. In the merger agreement, 724 Solutions has made representations and warranties to Tantau regarding, among other things, the following:

    - 724 Solutions' organization, existence and qualification to do business and similar corporate matters;

    - 724 Solutions' authority to enter into and perform its obligations under the merger agreement;

    - the absence of conflict of the merger agreement and the related transactions with 724 Solutions' articles of amalgamation, by-laws, specified agreements and applicable law;

    - specified regulatory consents and approvals;

    - 724 Solutions' capitalization;

    - 724 Solutions' filings with the SEC and the financial statements contained therein;

    - undisclosed liabilities;

    - operation of 724 Solutions' business and absence of certain changes or events;

    - litigation involving 724 Solutions;

    - that no stockholder approval is required by 724 Solutions in connection with the merger agreement and the transactions contemplated thereby;

    - tax matters;

    - information supplied for inclusion or incorporation by reference in this information statement/ prospectus;

    - financial advisors;

    - title to assets;

    - intellectual property matters;

    - material contracts; and

    - compliance with applicable laws.

    CONDUCT OF BUSINESS PENDING THE MERGER -- TANTAU

    Under the merger agreement, Tantau has agreed that, until the effective time, unless consented to in writing by 724 Solutions or as specifically contemplated by the merger agreement, Tantau will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice, particularly in the following areas:

    - research and development;

    - hiring of new employees;

    - compliance with applicable laws; and

    - preservation of their assets, technology and relationships with customers, suppliers, licensors, licensees, distributors and others with whom Tantau conducts business.

    In addition, Tantau has agreed, subject to limited exceptions, that until the effective time, Tantau will not, and will not permit any of its subsidiaries to:

    - declare dividends, effect changes to its capital stock, or repurchase or redeem any of its outstanding shares of capital stock;

    - issue shares of its capital stock or options or warrants to purchase these shares, other than upon conversion of shares of Tantau preferred stock, the issuance of Tantau common stock upon the exercise of outstanding stock options or warrants or the granting of permitted interim period stock options;

    - amend its certificate of incorporation or by-laws;

    - merge or consolidate with another company, or acquire a substantial portion of another company's assets;

    - directly or indirectly acquire or agree to acquire any assets that, in the aggregate, have a purchase price in excess of $250,000;

    - directly or indirectly sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets or any interest therein, including any shares of the capital stock of any of Tantau's subsidiaries, except in the ordinary course of business consistent with past practice or as specifically contemplated by the merger agreement;

    - repurchase, pay, prepay or incur any indebtedness or guarantee any indebtedness of another person, issue or sell any options, warrants, calls or other rights to acquire any indebtedness of Tantau or any of its subsidiaries or make any loans, advances or capital contributions to, or investments in, any other person;

    - incur or commit to incur any capital expenditures, or any related obligations or liabilities, which, in the aggregate, exceed $250,000;

    - enter into any contract by which the consummation of any of the merger and related transactions will violate, conflict, breach or give rise to any increase, addition, acceleration or activation of guaranteed rights or entitlements under, any provision of that contract;

    - pay, discharge, settle or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction of claims, liabilities or obligations in the ordinary course of business consistent with past practice or in accordance with their terms as of the date of the merger agreement;

    - waive, release, grant or transfer any right of material value outside the ordinary course of business, except as consistent with past practice;

    - waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, any confidentiality, standstill or similar agreement to which Tantau or any of its subsidiaries is a party;

    - modify, amend or terminate any material contract to which Tantau or such subsidiary is a party or waive, release or assign any material rights or claims under that contract;

    - enter into any material contract, including any contract relating to any material intellectual property, other than in the ordinary course of business consistent with past practice;

    - revalue any of its material assets or, except as required by generally accepted accounting principles, make any change in accounting methods, principles or practices;

    - commence any litigation, other than litigation relative to the collection of accounts receivable or as a result of litigation commenced against Tantau or any of its subsidiaries;

    - pay any material benefit to its personnel not provided for under any of its current benefit plans;

    - increase in any manner the severance or termination pay of any director, officer or employee;

    - enter into any employment, severance, termination, deferred compensation, indemnification or consulting agreement with any current or former director, officer, employee or consultant other than in the ordinary course of business;

    - enter into any agreement with any current or former director, officer, employee or consultant where the benefits are contingent, or the terms of which are materially altered, upon the occurrence of a transaction of the nature contemplated by the merger agreement involving Tantau or any of its subsidiaries;

    - increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant, other than specified compensation increases for non-executive employees;

    - terminate, adopt, enter into or amend any collective bargaining agreement, benefit plan, employment agreement or any other agreement, plan or policy involving Tantau or its subsidiaries, and any current or former director, officer, employee or consultant, or grant any awards under any benefit plan other than grants of options under Tantau's stock plans in the ordinary course of business consistent with past practices and grants of permitted interim period stock options; or

    - authorize, commit, resolve or agree to take any of the actions described above.


    Notwithstanding the foregoing restrictions, Tantau was originally obligated under the merger agreement to sell the 1,432,000 shares of common stock of Accrue Software that it held as of November 29, 2000. Tantau has sold
1.1 million of these shares, and 724 Solutions waived Tantau's obligation to sell the remainder. See "Tantau -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Nine Months Ended September 30, 2000 Compared to the Period from February 11, 1999 (Inception to December 31, 2000) -- Operating Expenses -- Gain on Sales of Assets."


    CONDUCT OF BUSINESS PENDING THE MERGER -- 724 SOLUTIONS

    Under the merger agreement, 724 Solutions has agreed that, until the effective time of the merger, 724 Solutions will not take any action outside of the ordinary course of business without consulting the chief executive officer of Tantau a reasonable amount of time prior to taking that action. In addition, without the prior written consent of Tantau, 724 Solutions will not, nor will it permit its subsidiaries to:

    - directly or indirectly acquire, including through a merger or similar transaction, any assets that are material to 724 Solutions and its subsidiaries, taken as a whole;

    - directly or indirectly sell, lease, license, sell and leaseback, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any properties or assets, in each case that is material to 724 Solutions and its subsidiaries, taken as a whole;

    - agree to any issuance of greater than 10% of the outstanding 724 Solutions common shares; or

    - authorize, commit, resolve or agree to take any of the actions described above.

    Moreover, without the prior written consent of Tantau, 724 Solutions may not:

    - declare, set aside or pay any dividends on, or make other distributions in respect of, any of its capital stock;

    - split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock or any of its other securities;

    - purchase, redeem or otherwise acquire any shares of capital stock or any other securities of 724 Solutions, or any options, warrants, calls or rights to acquire any such shares or other securities, except under 724 Solutions' contractual rights in connection with its acquisition of ezlogin and Spyonit;

    - authorize or issue any shares of its capital stock, other than the granting of stock options under its existing options plans and the issuance of common shares upon the exercise of outstanding options, and the issuance to the former shareholders of YRLess Internet Corporation of common shares in satisfaction of its obligations relating to 724 Solutions' acquisition of YRLess; or

    - amend or propose to amend its articles of amalgamation or by-laws.

    OTHER COVENANTS OF TANTAU

    NO SOLICITATION. In the merger agreement, Tantau has agreed that it will not, and will not permit any of its subsidiaries to, nor will it authorize or permit any of their respective agents or representatives to, directly or indirectly:

    - take any action to solicit, initiate or encourage the making or submission of any takeover proposal with respect to Tantau; or

    - participate in any way in the facilitation of inquiries, discussions or negotiations with, or furnish any information to, any person in connection with, the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal with respect to Tantau.

Tantau must promptly notify 724 Solutions, orally and in writing, of any request for information relating to Tantau or the receipt of any takeover proposal, as well as the principal terms and conditions of that request or proposal and the identity of the person making the request or proposal.

    For purposes of the merger agreement, "takeover proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or the assets, including equity securities, of Tantau and its subsidiaries, taken as a whole (referred to as a "material business"), or 15% or more of any class of voting securities of Tantau or any subsidiary of Tantau that owns, operates or controls a material business, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of voting securities of Tantau or any such subsidiary, or any merger, amalgamation, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Tantau or any such subsidiary, other than the transactions contemplated by the merger agreement.

    TAX MATTERS. In the merger agreement, Tantau has agreed that it will not, and will not permit any of its subsidiaries to make or change any material tax election, amend any tax return or take any other action, or fail to take any other action, in respect of taxes, in each case, if such action or failure to take action could reasonably be expected to have the effect of increasing the tax liability of 724 Solutions or any of its affiliates (including, after the closing date, Tantau and its subsidiaries) with respect to a taxable period that ends after the closing date.

    EXECUTION BY STOCKHOLDERS OF ADDITIONAL AGREEMENTS. In the merger agreement, Tantau has agreed to use its best efforts to cause each stockholder, optionholder and warrantholder, as the case may be, to consent in writing prior to the closing date to be bound by the terms of the indemnification and escrow agreement and to enter into a resale restriction agreement. See
"-- Indemnification and Escrow Agreement" and "-- Resale of 724 Solutions' Common Shares -- Resale Restriction Agreements."

    724 SOLUTIONS' BOARD OF DIRECTORS

    Subject to the prior approval of the corporate governance committee of 724 Solutions' board of directors and to approval by The Toronto Stock Exchange, at the effective time, four persons designated by the board of directors of Tantau will be appointed to the board of directors of 724 Solutions. We expect that these individuals will be John Sims, Joseph Aragona and Charles Goldman, who are currently members of the Tantau's board, and Ted White, who is currently an advisory director to Tantau's board. In addition, the board of directors of 724 Solutions must appoint one designee of Tantau to the corporate governance committee of the board of directors of 724 Solutions effective at the first meeting of the board of directors of 724 Solutions following the consummation of the merger. See "The Merger -- Interests of Certain Persons in the Merger -- New Directors of 724 Solutions" and "724 Solutions -- Management."

    CONDITIONS TO THE COMPLETION OF THE MERGER

    MUTUAL CONDITIONS. Each party's obligation to effect the merger is subject to the satisfaction or waiver of various conditions, which include the following:

    - the Tantau stockholder approval must have been obtained;

    - the registration statement of which this information statement/prospectus forms a part must have become effective under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order;

    - no temporary restraining order, preliminary or permanent injunction or other order, writ, decree, judgment or stipulation issued by any court of proper jurisdiction or other legal restraint or prohibition preventing the consummation of the merger may be in effect; and

    - the Nasdaq National Market and The Toronto Stock Exchange approval for listing of the 724 Solutions common shares to be issued in the merger and issuable upon the exercise of assumed stock options and assumed warrants, if any, must have been obtained.

    724 SOLUTIONS. 724 Solutions' obligation to effect the merger is further subject to the satisfaction of the following conditions, unless waived by 724 Solutions:

    - The representations and warranties of Tantau contained in the merger agreement shall be true and correct in all material respects as of the date of the merger agreement and as of the closing date;

    - Tantau must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date;

    - there shall not be pending or threatened any suit, action or proceeding brought by any governmental entity, or any suit, action or proceeding with a reasonable probability of success brought by any other third party seeking to:

       - restrain or prohibit the consummation of the merger;

       - prohibit or limit in any material respect the ownership or operation by 724 Solutions, Tantau or any of their respective affiliates of a material portion of the business or assets of 724 Solutions, Tantau, or their respective subsidiaries, taken as a whole;

       - require 724 Solutions, Tantau or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of 724 Solutions, Tantau, or their respective subsidiaries, taken as a whole, as a result of the merger; or

       - prohibit 724 Solutions or any of its affiliates from effectively controlling in any material respect the business or operations of Tantau or its subsidiaries;

    - no order, writ, decree, judgment or stipulation issued by any court of competent jurisdiction shall have been issued that could reasonably be expected to result in any of the effects described in the preceding item;

    - holders of no more than 5% of the shares of capital stock of Tantau shall have demanded appraisal of their shares under Delaware law in connection with the merger;

    - each of the employment agreements between 724 Solutions, Tantau and specified key employees and executives of Tantau shall be in full force and effect (see "The Merger -- Interests of Certain Persons in the Merger");

    - the indemnification and escrow agreement shall have been executed by Tantau, the escrow agent and the stockholders' representative (see "-- Indemnification and Escrow Agreement");

    - substantially all of the stockholders, optionholders and warrantholders of Tantau owning 100,000 shares or more of Tantau stock, including shares subject to outstanding options and warrants, shall have entered into a resale restriction agreement, and all of the resale restriction agreements shall be in full force and effect (see "-- Resale of 724 Solutions' Common Shares -- Resale Restriction Agreements");

    - Tantau must provide written certification to 724 Solutions that the options to acquire Tantau common stock issued between the date of the merger agreement and the effective time of the merger that were intended to be permitted interim period stock options satisfy the criteria to be permitted interim period stock options;

    - all issued and outstanding shares of Tantau preferred stock must have been converted by their holders into shares of Tantau common stock in accordance with Tantau's certificate of incorporation, as amended;

    - all agreements between Tantau and its stockholders that do not by their terms terminate upon consummation of the merger must have been terminated; and

    - no material adverse effect shall have occurred with respect to Tantau.

    TANTAU. Tantau's obligation to effect the merger is further subject to the satisfaction of the following conditions, unless waived by Tantau:

    - the representations and warranties of 724 Solutions contained in the merger agreement shall be true and correct in all material respects as of the date of the merger agreement and as of the closing date;

    - 724 Solutions must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date;

    - receipt of an opinion from Brobeck, Phleger & Harrison LLP that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes;

    - execution and delivery by 724 Solutions of the Registration Rights Agreement (see "-- Registration Rights Agreement" below); and

    - no material adverse effect shall have occurred with respect to 724 Solutions.

    The merger agreement provides that a "material adverse effect" means any state of facts, change, effect, condition, development, event or occurrence that has been, is or is reasonably likely to be, materially adverse to the business, assets, financial condition or results of operations of 724 Solutions, Tantau or their respective subsidiaries, taken as a whole, other than any state of facts, change, effect, condition, development, event or occurrence:

    - arising directly as a result of material changes in:

       - general economic or business conditions in the e-commerce and m-commerce software and applications development market; or

       - economic conditions in the United States generally; or

    - resulting from the announcement of the merger agreement or the effects of the pendency of the transactions contemplated by the merger agreement.

    TERMINATION OF THE MERGER AGREEMENT

    The merger agreement may be terminated at any time prior to the effective time of the merger:

    - by mutual consent of 724 Solutions and Tantau;

    - by either 724 Solutions or Tantau if the other party shall have breached any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach:

       - would give rise to the failure of a condition to the obligation of the party seeking to terminate, as set forth in the merger agreement; and

       - has not been, or is incapable of being, cured by the breaching party within 30 calendar days after such breaching party receives written notice of that breach from 724 Solutions or Tantau, as the case may be;

    - by either 724 Solutions or Tantau if any court order or administrative ruling preventing the consummation of the merger shall have become final and nonappealable;

    - by either 724 Solutions or Tantau if the approval of the merger agreement and the merger by Tantau's stockholders shall not have been obtained; or

    - by either 724 Solutions or Tantau if the merger shall not have been consummated on or before March 31, 2001, provided that this right of termination will not be available to any party whose failure to perform its obligations under the merger agreement results in the merger not being consummated by such date.

    In the event of a termination of the merger agreement by either
724 Solutions or Tantau, the merger agreement will become void and none of 724 Solutions, Saturn Merger Sub or Tantau, or their respective officers or directors, will have any further obligations or liabilities under the merger agreement, except with respect to any willful breach of any representation, warranty, covenant or agreement contained in the merger agreement prior to that termination. In addition, the provisions of the merger agreement relating to the payment of expenses and confidentiality and the miscellaneous provisions of the merger agreement, which relate to matters such as governing law and other general provisions, will continue in effect notwithstanding termination of the merger agreement.

    AMENDMENT; EXTENSION AND WAIVER

    Subject to applicable law:

    - the parties may amend the merger agreement by action taken or authorized by their respective boards of directors prior to the effective time, except that no amendment shall be made that by law requires approval by stockholders of 724 Solutions or Tantau without the approval of those stockholders; and

    - at any time prior to the effective time of the merger, a party may, by written agreement, extend the time for performance of the obligations of any other party to the merger agreement, waive inaccuracies in representations and warranties of any other party contained in the merger agreement or in any related document and, except as provided in the merger agreement, waive compliance by any other party with any agreements or conditions in the merger agreement.

    Under Section 251(d) of the Delaware General Corporation Law, no amendment to the merger agreement made after the adoption of the merger agreement by Tantau stockholders may, without further stockholder approval, alter or change the amount or kind of shares, securities, cash, property and/or rights to be received by Tantau stockholders in the merger, alter or change any terms of Tantau's certificate of incorporation to be effected by the merger, or alter or change any terms and conditions of the merger agreement if that alteration or change would adversely affect the holders of any class or series of stock of Tantau.

    EXPENSES

    Whether or not the merger is completed, all fees and expenses incurred in connection with the merger, the merger agreement, and the related transactions will be paid by the party incurring such fees or expenses, except that 724 Solutions and Tantau will share equally the expenses incurred in connection with preparing, filing, printing and mailing of this information statement/prospectus and the registration statement of which it is a part and the filing fees for the pre-merger notification and report forms under the Hart-Scott-Rodino Act.

    FEE PAYABLE IF APPRAISAL RIGHTS CONDITION NOT SATISFIED

    As stated above under "-- Conditions to the Completion of the Merger -- 724 Solutions," it is a condition to 724 Solutions' obligation to complete the merger that holders of no more than 5% of the shares of Tantau's capital stock shall have demanded appraisal of those shares under Delaware law. If this condition shall have not been satisfied and a takeover proposal in respect of Tantau, other than the merger with 724 Solutions, has been announced or otherwise publicly disclosed, or disclosed to the Tantau stockholders generally, Tantau must pay 724 Solutions $12.0 million in immediately available funds promptly upon receipt of a written demand from 724 Solutions.

STOCKHOLDER VOTING AGREEMENTS

    In connection with the signing of the merger agreement, 724 Solutions entered into stockholder voting agreements with the executive officers and several affiliates of Tantau. Under these agreements, these stockholders agreed:

    - to vote all shares of Tantau capital stock owned by such stockholders in favor of approval and adoption of the merger agreement and the merger and the related transactions in connection with each written consent relating to the merger and the merger agreement, or at any stockholder meeting held for that purpose; and

    - to deliver to 724 Solutions a duly executed proxy to vote all shares of Tantau capital stock owned by those stockholders in favor of the approval and adoption of the merger agreement and the merger and related transactions in connection with each written consent relating to the merger and the merger agreement, or at any stockholder meeting held for that purpose.

    The stockholders party to the stockholders voting agreements retained the right to vote their shares of Tantau capital stock on all matters other than those specified in the stockholder voting agreements.

    In addition, each stockholder party to a stockholder voting agreement has agreed not to solicit, directly or indirectly, any proposal, plan or offer to acquire all or any substantial part of the business or properties or capital stock of Tantau, or to initiate or solicit, directly or indirectly, any contact with any person in an effort to, or with a view towards, soliciting any transaction of that kind; or to furnish non-public information regarding Tantau's business, properties or assets to any person or group (other than 724 Solutions and its representatives) under any circumstances that could reasonably be expected to relate to a transaction of that kind; or to negotiate or enter into discussions or an agreement, directly or indirectly, with any entity or group with respect to any potential transaction of that kind.


    In connection with the execution of the merger agreement, stockholders holding shares representing approximately 79.1% of the combined voting power of Tantau's capital stock outstanding as of the record date (including approximately 95.3% of the outstanding shares of Series A preferred stock, 73.7% of the outstanding shares of Series B preferred stock and 56.2% of the outstanding shares of common stock) entered into the voting agreements. The affirmative vote by these holders will be sufficient for the adoption of the merger agreement under Tantau's certificate of incorporation and Delaware law. The stockholders who are parties to the stockholder voting agreements were not paid any additional consideration in connection with these agreements. Further, additional Tantau optionholders have executed voting agreements in which they have agreed to vote any shares of Tantau common stock that they obtain upon exercise of their options prior to the effective time in favor of the merger agreement and the merger.


RESALE OF 724 SOLUTIONS' COMMON SHARES

    GENERAL. 724 Solutions' common shares to be issued to Tantau stockholders in connection with the merger are being registered under the U.S. Securities Act of 1933, as amended. Accordingly, for purposes of the U.S. securities laws, all common shares of 724 Solutions received by Tantau stockholders in the merger will be freely transferable, except that 724 Solutions' common shares received by persons who are deemed to be "affiliates," as such term is defined under the Securities Act, of Tantau prior to the merger may be resold by them in the U.S. only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act, or Rule 144 in the case of such persons who become affiliates of 724 Solutions, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Tantau or 724 Solutions generally include individuals or entities that control, are controlled by, or are under common control with, that party and include directors and certain officers of that party as well as the principal stockholders of that party.

    724 Solutions' common shares are listed on The Toronto Stock Exchange, which is based in Toronto, Ontario, Canada. 724 Solutions' common shares received by Tantau stockholders in the merger will not be transferable in Ontario (including through the facilities of The Toronto Stock Exchange), except by way of prospectus exemption, until January 28, 2001, when 724 Solutions will have been a reporting issuer in Ontario for twelve months. At that time, the shares will become freely tradeable in Ontario if:

    - in the case of shares of a person or company in a "special relationship" with 724 Solutions, the person or company has reasonable grounds to believe that 724 Solutions is not in default under the Securities Act (Ontario) or the related regulations (the "OSA");

    - disclosure to the Ontario Securities Commission has been made of the exempt trade;

    - no unusual effort is made to prepare the market or to create a demand for the securities and no extraordinary commission or consideration is paid for the trade; and

    - the shares are not part of the holdings of any person or company or combination of persons or companies holding a sufficient number of shares to materially affect control of 724 Solutions.

    The definition of a person or company in a special relationship with 724 Solutions under the OSA includes insiders, associates, affiliates, directors, officers and employees of 724 Solutions and Tantau.

    RESALE RESTRICTION AGREEMENTS. As a condition to 724 Solutions' obligation to complete the merger, substantially all of the stockholders, optionholders and warrantholders of Tantau owning 100,000 shares or more of Tantau stock, including shares subject to options and warrants, must enter into a resale restriction agreement with 724 Solutions. In addition, Tantau has agreed in the merger agreement to use its best efforts to cause all Tantau stockholders, optionholders and warrantholders to enter into a resale restriction agreement prior to the effective time. In connection with the execution of the merger agreement, stockholders holding shares representing approximately 84.0% of the combined voting power of Tantau's capital stock outstanding on the date of the merger agreement (and stockholders and optionholders holding shares of Tantau capital stock or stock options, as the case may be, representing approximately 79.2% of the shares of Tantau capital stock on a fully diluted basis) entered into resale restriction agreements.

    The resale restriction agreements provide that the holders of capital stock of Tantau may not transfer or hedge any common shares of 724 Solutions received in the merger, or any common shares of 724 Solutions issued or issuable upon the exercise of assumed options or warrants, until the expiration of time periods set forth in the agreements. Shares issuable upon exercise of permitted interim period stock options will not be subject to the resale restriction agreements.

    The common shares of 724 Solutions issued in the merger, including shares subject to assumed options or warrants, will be released, on a cumulative basis, from the resale restrictions in a series of installments as follows:

    - 15% of these shares will be released three months after the effective time;

    - 15% of these shares will be released six months after the effective time;

    - 15% of these shares will be released nine months after the effective time;

    - 15% of these shares will be released twelve months after the effective time;

    - 20% of these shares will be released fifteen months after the effective time; and

    - 20% of these shares will be released eighteen months after the effective time.

    These release installments are subject to "catch-up" provisions that permit the stockholders and holders of assumed options and warrants subject to a resale restriction agreement to sell, at any time after the completion of the first three-month period following consummation of the merger, an amount of 724 Solutions' common shares on an accelerated basis if specified major shareholders of 724 Solutions sell after the effective time an amount of their holdings that is greater than the aggregate percentage of 724 Solutions' common shares issued or issuable in the merger which previously have been released from the resale restrictions. The resale restriction agreements also provide that, if 724 Solutions elects to conduct an underwritten follow-on public offering of 724 Solutions' common shares at any time during the four-year period commencing at the closing of the merger, the stockholders who are party to a resale restriction agreement will enter into lock-up agreements at the same time and on the same terms as those entered into by the specified major shareholders of 724 Solutions. In addition, those stockholders of Tantau which will be parties to the registration rights agreement will, under some circumstances, have the right to accelerate the first 15% installment in order to participate in any underwritten offering conducted by 724 Solutions during the first three months after the effective time. See "724 Solutions -- Related Party Transactions -- Registration Rights Agreement."

REGISTRATION RIGHTS AGREEMENT

    In connection with the merger, some of the stockholders of Tantau have received the right to require 724 Solutions to register the common shares that they will acquire in the merger for resale under applicable U.S. and Canadian securities laws. For a description of these rights, please see
"724 Solutions -- Related Party Transactions -- Registration Rights."

INDEMNIFICATION AND ESCROW AGREEMENT

    At the closing of the merger, 724 Solutions, Tantau and the representative of the Tantau stockholders will enter into an indemnification and escrow agreement with an escrow agent acceptable to the parties. In addition, Tantau has agreed in the merger agreement to use its best efforts to cause each stockholder and optionholder of Tantau to consent in writing to be deemed to be a party to, and to be bound by the terms of, the indemnification and escrow agreement. The indemnification and escrow agreement will provide that the Tantau stockholders and optionholders will be obligated to indemnify and compensate
724 Solutions for losses resulting from breaches of Tantau's representations, warranties, covenants and agreements in the merger agreement and related documents, from breaches by any such stockholder or optionholder of its representations, warranties, covenants or agreements in the indemnification and escrow agreement and other agreements entered into in connection with the merger, and from other "specified matters." These specified matters include:

    - fraud, fraudulent misrepresentation, willful misconduct and willful concealment;

    - breaches of Tantau's capitalization representation and warranty in the merger agreement;

    - breaches of Tantau's pre-closing covenants in the merger agreement;

    - breaches of each stockholder's and optionholder's representation and warranty in the indemnification and escrow agreement relating to ownership of that stockholder's or optionholder's shares of Tantau stock or Tantau options, as the case may be;

    - legal, accounting and other fees paid by Tantau directly on behalf of any stockholder or optionholder for services in connection with the merger that were for the direct benefit of that stockholder or optionholder in its capacity as such;

    - amounts paid by 724 Solutions to indemnify the escrow agent for taxes imposed on the escrow agent as a result of its custody of 724 Solutions' common shares in the escrow fund; and

    - amounts paid by 724 Solutions to settle or resolve appraisal rights claims to the extent these amounts exceed the value at the effective time of the 724 Solutions' common shares subject to these appraisal claims.

    Under the merger agreement and the indemnification and escrow agreement, 724 Solutions will deposit with the escrow agent a number of the common shares of 724 Solutions issuable in the merger equal to 1,900,000 less 10% of the number of common shares of 724 Solutions underlying assumed options, other than permitted interim period stock options, held by holders of Tantau stock options that have agreed to be deemed to be a party to the indemnification and escrow agreement. These escrow shares and 10% of the assumed options held by optionholders deemed to be a party to the indemnification and escrow agreement will be available to indemnify and compensate 724 Solutions for losses for which 724 Solutions is entitled to recovery under the indemnification and escrow agreement. The escrow fund will be available to compensate 724 Solutions for losses for a period of 15 months after the effective time and will be 724 Solutions' sole and exclusive remedy against the stockholders and optionholders of Tantau for all losses except for the specified matters. Other than with respect to the specified matters, 724 Solutions is not entitled to indemnification until the aggregate amount of losses suffered by 724 Solutions exceeds $1.0 million, in which case 724 Solutions is entitled to indemnification for losses in excess of this $1.0 million deductible. The amount of any losses which 724 Solutions is entitled to recover under the indemnification and escrow agreement will be reduced by any amounts actually received by 724 Solutions in respect of a loss, including insurance recoveries, and will be adjusted for any tax effects relating to a loss or to the payment of compensation for the loss under the indemnification and escrow agreement. The indemnification obligations of the stockholders and optionholders of Tantau with respect to the "specified matters" are not limited as to time, but are limited as to amount to 70% of any stockholder's or optionholder's "realized value" as of any date of determination of the consideration received in the merger, including assumed options, other than permitted interim period stock options. As of any date of determination, the "realized value" of the merger consideration received by any stockholder or optionholder will be equal to the value on that date of the 724 Solutions common shares (including shares subject to assumed options, but net of the exercise price of such options) received in the merger and then held by that stockholder or optionholder, PLUS the proceeds received from the sale of 724 Solutions common shares sold to a third party prior to such date (net of the exercise price of any assumed option exercised to obtain such sold shares), LESS the value on such date of any 724 Solutions common shares (including shares subject to assumed options, but net of the exercise price of such options) distributed to, or with respect to assumed options, canceled by, 724 Solutions for compensation and indemnification of losses under the indemnification and escrow agreement prior to that date.

STOCKHOLDER REPRESENTATIVE


    Joseph Aragona, who is expected to become a director of 724 Solutions upon completion of the merger, has been recommended by the Tantau board of directors to serve as the representative of the Tantau stockholders, optionholders and warrantholders in connection with the indemnification and escrow agreement. By execution of a resale restriction agreement, each Tantau stockholder, optionholder and warrantholder will also appoint the stockholder representative as that person's representative under such resale restriction agreement.


    As the representative, Joseph Aragona would act on behalf of the Tantau stockholders, optionholders and warrantholders on matters under the indemnification and escrow agreement and the resale restriction agreements. These matters would include the power to:

    - negotiate, settle and/or arbitrate all claims against the escrow fund or against Tantau stockholders, optionholders and warrantholders under the indemnification and escrow agreement;

    - monitor compliance by 724 Solutions and the specified major shareholders of 724 Solutions under the resale restriction agreements and negotiate, settle and/or arbitrate any claims arising under the resale restriction agreements;

    - receive notices and other communications under the indemnification and escrow agreement and the resale restriction agreements;

    - deliver notices, certificates and other required documents on behalf of the Tantau stockholders, optionholders and warrantholders under the indemnification and escrow agreement and the resale restriction agreements; and

    - retain professional advisors in connection with the performance of the representative's duties under the indemnification and escrow agreement and the resale restriction agreements.

    The representative will not have the power to vote on behalf of Tantau stockholders on matters that require a vote of the shareholders of 724 Solutions, and the representative's powers will otherwise be limited to those necessary for the purposes of administering the indemnification and escrow agreement and the resale restriction agreements.

    724 Solutions and the escrow agent will have the right to rely upon the acts taken or omitted to be taken by the stockholder representative on behalf of the Tantau stockholders. By voting in favor of the merger agreement, the merger and the appointment of Joseph Aragona as the stockholder representative, each of the stockholders, optionholders and warrantholders of Tantau is agreeing that any act or omission by the stockholders representative will be deemed an act or omission by such stockholder, optionholder and warrantholder and final, conclusive and binding on that stockholder.

                 MARKET PRICES OF 724 SOLUTIONS' COMMON SHARES

    Our common shares are listed on the Nasdaq National Market under the symbol "SVNX" and on The Toronto Stock Exchange under the symbol "SVN." The following table sets forth the high and low closing sales prices per share of 724 Solutions' common shares as reported on the Nasdaq National Market and The Toronto Stock Exchange for each of the quarters during the fiscal year ending December 31, 2000.


                                        NASDAQ NATIONAL   NASDAQ NATIONAL   TORONTO STOCK    TORONTO STOCK
YEAR ENDED DECEMBER 31, 2000             MARKET: HIGH       MARKET: LOW     EXCHANGE: HIGH   EXCHANGE: LOW
----------------------------            ---------------   ---------------   --------------   -------------
First Quarter (from January 28,
  2000)...............................  US$      240.00      US$59 3/4       Cdn.$345.00      Cdn.$ 86.00
Second Quarter........................  US$     125 3/8      US$30.00        Cdn.$181.50      Cdn.$ 45.50
Third Quarter.........................  US$      55 3/8      US$28 1/4       Cdn.$ 82.50      Cdn.$ 42.00
Fourth Quarter........................  US$      48 3/4      US$15 13/16     Cdn.$ 73.00      Cdn.$ 25.25



    The following table sets forth the high and low ask and bid prices per share of 724 Solutions' common shares as reported on the Nasdaq National Market and The Toronto Stock Exchange for each of the most recent six months.



                                        NASDAQ NATIONAL   NASDAQ NATIONAL   TORONTO STOCK    TORONTO STOCK
MOST RECENT SIX MONTHS                   MARKET: HIGH       MARKET: LOW     EXCHANGE: HIGH   EXCHANGE: LOW
----------------------                  ---------------   ---------------   --------------   -------------
July 2000.............................  US$       49.00      US$32 1/2       Cdn.$ 72.00      Cdn.$48 21/32
August 2000...........................  US$    49 13/16      US$28 1/4       Cdn.$73 19/64    Cdn.$ 42.00
September 2000........................  US$      55 3/8      US$42 3/8       Cdn.$82 1/2      Cdn.$62 1/2
October 2000..........................  US$      48 3/4      US$25 13/16     Cdn.$ 73.00      Cdn.$39 35/64
November 2000.........................  US$      31 1/4      US$15 13/16     Cdn.$48 1/2      Cdn.$24 35/64
December 2000.........................  US$      27 1/8      US$ 16.00       Cdn.$39 3/4      Cdn.$ 25.00


                         MARKET PRICES OF TANTAU STOCK

    There is no established trading market for any class of Tantau's capital stock. As of December 15, 2000, there were 120 record holders of Tantau's capital stock.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future. Similarly, Tantau has never declared a dividend on its capital stock.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

    Our unaudited pro forma consolidated financial statements have been prepared based, in part, on the historical consolidated financial statements and other financial statements included elsewhere in this information statement/prospectus. Our historical consolidated financial statements have been prepared in accordance with Canadian GAAP. However, for purposes of this pro forma consolidated financial statement, our information is presented based on U.S. GAAP as adjusted to reflect the material differences between Canadian GAAP and U.S. GAAP set out in note 14 to our consolidated financial statements. The financial statements for the U.S. companies acquired have been prepared in accordance with U.S. GAAP. Our unaudited pro forma consolidated financial statements have been adjusted based upon currently available information and assumptions that we believe are appropriate to give effect to the following transactions:

    - our acquisitions of ezlogin and Spyonit; and

    - the proposed acquisition of Tantau.

    The unaudited pro forma consolidated financial statements are for illustrative purposes only and are not necessarily indicative of what actual results of operations and financial position would have been as at and for the periods indicated, nor do they purport to represent our future financial position and results of operations. The pro forma adjustments are based upon estimates, available information and certain assumptions and may be revised as additional information becomes available. In particular, the pro forma adjustments resulting from our proposed acquisition of Tantau are preliminary only, as we have not completed our assessment of the allocation of the estimated excess of the fair market value of the consideration to be given over the fair value of the expected net tangible assets to be acquired. We intend to use the services of an external evaluator to assist in the allocation of the purchase price of Tantau's assets and we will also reassess the appropriate amortization periods of each asset acquired. See note 2 to the pro forma consolidated financial information below. The following information should be read in conjunction with "724 Solutions -- Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the consolidated financial statements and accompanying notes included elsewhere in this information statement/prospectus.

                               724 SOLUTIONS INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                               September 30, 2000
                                  (Unaudited)

                                                                                  PRO FORMA
                                                    724             TANTAU       ADJUSTMENTS
                                              SOLUTIONS INC.    SOFTWARE, INC.   (NOTE 3(D))     TOTAL
                                              ---------------   --------------   ------------   --------
                                                            (In thousands of U.S. dollars)
ASSETS

Current assets:
  Cash and cash equivalents................       $ 19,915         $ 41,121        $  1,337     $ 62,373
  Short-term investments...................        158,062          --               --          158,062
  Accounts receivable......................          3,205            2,338          --            5,543
  Prepaid expenses and other receivables...          3,623              271          --            3,894
  Investment in Accrue Software, Inc.......        --                17,094          --           17,094
                                                  --------         --------        --------     --------
  Total current assets.....................        184,805           60,824           1,337      246,966
Capital assets.............................          9,776            1,468          --           11,244
Investments................................         13,335          --               --           13,335
Intangible and other assets................         90,750              618            (397)     361,329
                                                                                    270,358
                                                  --------         --------        --------     --------
Total assets...............................       $298,666         $ 62,910        $271,298     $632,874
                                                  ========         ========        ========     --------
LIABILITIES AND SHAREHOLDERS' EQUITY
  (DEFICIENCY)

Current liabilities:
  Accounts payable.........................       $  1,676         $    797        $            $  2,473
  Accrued liabilities......................          8,199            3,164           9,531       20,894
  Deferred revenue.........................          4,135            4,936          (4,348)       4,723
  Current portion of note payable..........        --                   259          --              259
  Current portion of deferred gain on sale
    of assets..............................        --                23,970         (23,970)       --
                                                  --------         --------        --------     --------
  Total current liabilities................         14,010           33,126         (18,787)      28,349
Leasehold inducements......................            398          --               --              398
Note payable, net of current portion.......        --                 3,380             843        4,223
Deferred gain on sale of assets, net of
  current portion..........................        --                17,516         (17,516)       --
Series A and B redeemable, convertible
  preferred stock..........................        --                52,472         (52,472)       --
Series B preferred stock purchase
  warrants.................................        --                 1,655          (1,655)       --
Shareholders' equity:
  Share capital and contributed surplus....        357,079           18,799         (18,799)     717,630
                                                                                    360,551
  Deferred stock-based compensation........        (16,419)         (16,041)         16,041      (61,324)
                                                                                    (44,905)
  Accumulated other comprehensive income
    (loss).................................          1,400             (280)            280        1,400
Accumulated deficit........................        (57,802)         (47,717)         47,717      (57,802)
                                                  --------         --------        --------     --------
Total shareholders' equity (deficiency)....        282,858          (45,239)        360,885      598,504
                                                  --------         --------        --------     --------
Total liabilities and shareholders'
  equity...................................       $298,666         $ 62,910        $272,767     $632,874
                                                  ========         ========        ========     --------

     See accompanying notes to pro forma consolidated financial statements.

                               724 SOLUTIONS INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      Nine months ended September 30, 2000
                                  (Unaudited)

                                           NINE MONTHS       NINE MONTHS                                           JANUARY 1,
                                              ENDED             ENDED                                               2000 TO
                                          SEPTEMBER 30,     SEPTEMBER 30,                                           JUNE 16,
                                              2000              2000                                                  2000
                                         ---------------   ---------------                                        ------------
                                               724             TANTAU         PRO FORMA                           EZLOGIN.COM,
                                         SOLUTIONS INC.    SOFTWARE, INC.    ADJUSTMENTS    NOTE 3    SUB TOTAL       INC.
                                         ---------------   ---------------   -----------   --------   ---------   ------------
                                                  (In thousands of U.S. dollars, except shares and per share amounts)
Revenue:
  Product..............................     $  8,835          $  5,413        $ --                    $  14,248     $--
  Stock-based compensation related to
    product............................         (248)          --               --                         (248)     --
  Services.............................        4,606             1,161          --                        5,767      --
                                            --------          --------        --------                ---------     -------
Net revenue............................       13,193             6,574          --                       19,767      --
Operating expenses:
  Cost of net revenue..................        8,744             1,030             446       (c)         10,220      --
  Research and development.............       20,769             5,808          13,454       (c)         40,031       1,543
  Sales and marketing..................        9,748             7,550           8,873       (c)         26,171         248
  General and administrative...........       12,797             6,155           1,970       (c)         20,922       2,139
  Depreciation.........................        2,314           --               --                        2,314          32
  Amortization of goodwill and
    intangible assets..................        9,267           --               40,554       (c)         49,821      --
                                            --------          --------        --------                ---------     -------
                                              63,639            20,543          65,297                  149,479       3,962
                                            --------          --------        --------                ---------     -------
Loss from operations...................      (50,446)          (13,969)        (65,297)                (129,712)     (3,962)
Gain on sale of assets.................      --                  5,213          --                        5,213      --
Realized loss on investment in Accrue
  Software, Inc........................      --                (31,413)         --                      (31,413)     --
Interest income, net...................        8,643               530          --                        9,173          58
Other..................................          686           --               --                          686      --
                                            --------          --------        --------                ---------     -------
Loss for the period....................     $(41,117)         $(39,639)       $(65,297)               $(146,053)    $(3,904)
                                            ========          ========        ========                =========     =======
Basic loss per share...................     $  (1.13)                                                 $   (2.74)
Shares used in computing basic loss per
  share (in thousands).................       36,246                                                     53,311

                                           JANUARY 1,
                                            2000 TO
                                         SEPTEMBER 12,
                                              2000
                                         --------------
                                          SPYONIT.COM,     PRO FORMA
                                              INC.        ADJUSTMENTS    NOTE 3       TOTAL
                                         --------------   -----------   --------   -----------
                                         (In thousands of U.S. dollars, except shares and per
                                                            share amounts)
Revenue:
  Product..............................      $--           $ --                    $    14,248
  Stock-based compensation related to
    product............................      --              --                           (248)
  Services.............................            9         --                          5,776
                                             -------       --------                -----------
Net revenue............................            9         --                         19,776
Operating expenses:
  Cost of net revenue..................      --              --                         10,220
  Research and development.............          481            538       (b)           42,593
  Sales and marketing..................          238            266       (b)           26,923
  General and administrative...........          538            602       (b)           24,201
  Depreciation.........................      --              --                          2,346
  Amortization of goodwill and
    intangible assets..................      --              13,143       (a)           68,677
                                                              5,713       (b)
                                             -------       --------                -----------
                                               1,257         20,262                    174,960
                                             -------       --------                -----------
Loss from operations...................       (1,248)       (20,262)                  (155,184)
Gain on sale of assets.................      --              --                          5,213
Realized loss on investment in Accrue
  Software, Inc........................      --              --                        (31,413)
Interest income, net...................           18         --                          9,249
Other..................................      --              --                            686
                                             -------       --------                -----------
Loss for the period....................      $(1,230)      $(20,262)               $  (171,449)
                                             =======       ========                ===========
Basic loss per share...................                                            $     (3.12)
Shares used in computing basic loss per
  share (in thousands).................                                                 54,894
                                                                                   ===========

     See accompanying notes to pro forma consolidated financial statements.

                               724 SOLUTIONS INC.

      (In thousands of U.S. dollars, except shares and per share amounts)

                          Year ended December 31, 1999
                                  (Unaudited)

                                                                                                            JANUARY 21,
                                                       12 MONTHS                                                1999
                                      YEAR ENDED         ENDED                                             (INCEPTION) TO
                                     DECEMBER 31,      MARCH 31,                                            DECEMBER 31,
                                         1999             2000                                                  1999
                                     -------------   --------------                                        --------------
                                     724 SOLUTIONS       TANTAU        PRO FORMA                            EZLOGIN.COM,
                                         INC.        SOFTWARE, INC.   ADJUSTMENTS    NOTE 3    SUB TOTAL        INC.
                                     -------------   --------------   -----------   --------   ---------   --------------
Revenue:
  Product..........................    $  1,697         $  3,372         --                    $   5,069      $--
  Stock-based compensation related
    to product.....................      (1,644)         --              --                       (1,644)      --
  Services.........................       1,169              580         --                        1,749       --
                                       --------         --------       --------                ---------      -------
Net revenue........................       1,222            3,952         --                        5,174       --
Operating expenses:
  Cost of net revenue..............       1,858            1,034            594       (c)          3,486       --
  Research and development.........       7,255            4,897         17,939       (c)         30,091          635
  Selling and marketing............       2,598            4,077         11,831       (c)         18,506          348
  General and administrative.......       3,634            6,294          2,627       (c)         12,555          211
  Depreciation.....................         752          --              --                          752           14
  Amortization of goodwill and
    intangible assets..............      --              --              54,072       (c)         54,072       --
                                       --------         --------       --------                ---------      -------
                                         16,097           16,302         87,063                  119,462        1,208
                                       --------         --------       --------                ---------      -------
Loss from operations...............     (14,875)         (12,350)       (87,063)                (114,288)      (1,208)
Interest income (expense), net.....       1,044              226         --                        1,270           38
                                       --------         --------       --------                ---------      -------
Loss for the period................    $(13,831)        $(12,124)      $(87,063)               $(113,018)     $(1,170)
                                       ========         ========       ========                =========      =======
Basic loss per share...............    $  (0.82)                                                   (3.33)
Shares used in computing basic loss
  per share (in thousands).........      16,887                                                   33,952


                                     NO OPERATIONS
                                     -------------
                                     SPYONIT.COM,     PRO FORMA
                                         INC.        ADJUSTMENTS    NOTE 3       TOTAL
                                     -------------   -----------   --------   -----------
Revenue:
  Product..........................     $--           $ --                    $     5,069
  Stock-based compensation related
    to product.....................      --             --                         (1,644)
  Services.........................      --             --                          1,749
                                        --------      --------                -----------
Net revenue........................      --             --                          5,174
Operating expenses:
  Cost of net revenue..............      --             --                          3,486
  Research and development.........      --             --                         30,726
  Selling and marketing............      --             --                         18,854
  General and administrative.......      --             --                         12,766
  Depreciation.....................      --             --                            766
  Amortization of goodwill and
    intangible assets..............      --             28,477       (a)           82,549
                                        --------      --------                -----------
                                         --             28,477                    149,147
                                        --------      --------                -----------
Loss from operations...............      --            (28,477)                  (143,973)
Interest income (expense), net.....      --             --                          1,308
                                        --------      --------                -----------
Loss for the period................      --           $(28,477)               $  (142,665)
                                        ========      ========                ===========
Basic loss per share...............                                           $     (4.08)
Shares used in computing basic loss
  per share (in thousands).........                                                34,955
                                                                              ===========

     See accompanying notes to pro forma consolidated financial statements.

                               724 SOLUTIONS INC.

              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

   Nine months ended September 30, 2000 and the year ended December 31, 1999
        (In thousands of U.S. Dollars, except share and per share data)

1.  BASIS OF PRESENTATION:

    Our pro forma consolidated balance sheet and statements of operations are based upon the historical financial information described below after giving effect to the transactions and adjustments described in notes 2, 3 and 4. These pro forma consolidated financial statements are not necessarily indicative of the results of operations that would have been achieved had the transactions actually taken place at the dates indicated and do not purport to be indicative of the effects that may be expected to occur in the future.

    The pro forma consolidated statements of operations have been prepared to give pro forma effect to our acquisitions of ezlogin, Spyonit, and our proposed acquisition of Tantau.

    The pro forma consolidated balance sheet has been prepared to give effect to our proposed acquisition of Tantau. As the ezlogin and Spyonit acquisitions occurred prior to September 30, 2000, their financial positions are consolidated in our consolidated balance sheet as at September 30, 2000. Accordingly, no pro forma adjustments are required.

    (a) Pro forma statements of operations

    The pro forma consolidated statement of operations for the year ended December 31, 1999 is based on:

    (i) our audited financial statements for the year ended December 31, 1999;

    (ii) the audited financial statements of ezlogin for the period from January 21, 1999 (date of inception) to December 31, 1999;

   (iii) the audited financial statements of Tantau for the period from February 11, 1999 (date of inception) to December 31, 1999 combined with the unaudited statement of operations for the three months ended March 31, 2000 so as to present a full twelve month period of operations; and

    (iv) the additional information provided in notes 2, 3 and 4.

    The pro forma statement of operations for the year ended December 31, 1999 should be read in conjunction with the audited financial statements described above which are set out separately in this information statement/prospectus.

    Tantau was incorporated on February 11, 1999, but did not commence commercial operations until April 1, 1999, which was the date that the business of Tantau was acquired. The statement of operations for the three months ended March 31, 2000 was, therefore, included in the December 31, 1999 pro forma statement of operations in order to make the operating results of Tantau represent a twelve month period as required by applicable securities laws. Therefore, the pro forma consolidated statements of operations for the periods ended December 31, 1999 and September 30, 2000 both contain the results of operations of Tantau for the three months ended March 31, 2000. The unaudited statement of operations of Tantau for the three months ended March 31, 2000 are not included in this information statement/prospectus. However, summary operating financial information for this period is:

    Revenue.....................................................    1,076
    Operating expenses..........................................    5,101
    Loss for the period.........................................   (4,046)

    The pro forma consolidated statement of operations for the nine month period ended September 30, 2000 is based on:

    (i) our unaudited financial statements for the nine months ended September 30, 2000;

    (ii) the unaudited financial information of ezlogin for the period from January 1, 2000 to June 16, 2000 (date of acquisition);

   (iii) the audited financial statements of Spyonit for the period from January 1, 2000 to September 12, 2000 (date of acquisition);

    (iv) the audited financial statements of Tantau for the nine months ended September 30, 2000; and

    (v) the additional information provided in notes 2, 3 and 4.

    The unaudited financial statements of ezlogin for the period from January 1, 2000 to June 16, 2000 (date of acquisition) are not included in this information statement/prospectus. The financial information for Spyonit has been extracted from its

                               724 SOLUTIONS INC.

   Nine months ended September 30, 2000 and the year ended December 31, 1999
        (In thousands of U.S. Dollars, except share and per share data)

1.  BASIS OF PRESENTATION: (CONTINUED)
    audited financial statements for the period from incorporation on October 5, 1999 to September 12, 2000. As Spyonit was inactive between October 5, 1999 and December 31, 1999, the information included in the pro forma consolidated statement of operations is the same as that set out in the Spyonit audited financial statements included elsewhere in this information statement/prospectus. Financial information for the operations of ezlogin and Spyonit subsequent to their dates of acquisition described in note 2 are included in our results of operations for the nine month period ended September 30, 2000.

    (b) Pro forma balance sheet

    The pro forma consolidated balance sheet as of September 30, 2000 is based on:

    (i) our unaudited financial statements as at September 30, 2000 reconciled to U.S. GAAP which reflect an adjustment to recognize other comprehensive income of $1.4 million related to our investment in Corrillian (see note 14 to our consolidated financial statements);

    (ii) the audited financial statements of Tantau as at September 30, 2000;
         and

   (iii) the additional information provided in notes 2, 3 and 4.

    The balance sheets of ezlogin and Spyonit are incorporated in our consolidated balance sheet as at September 30, 2000, as these acquisitions occurred prior to September 30, 2000.

2.  PRO FORMA TRANSACTIONS:

    These pro forma consolidated financial statements give effect to the acquisitions of ezlogin and Spyonit which occurred on June 16, 2000 and September 12, 2000, respectively, and the proposed acquisition of Tantau. Our acquisitions of ezlogin and Spyonit and our proposed acquisition of Tantau have been accounted for under the purchase method of accounting, with 724 Solutions being identified as the acquirer. These pro forma consolidated statements of operations have been prepared to give effect to the following:

    (a) On June 16, 2000, we acquired all of the outstanding shares of ezlogin, a privately held company incorporated in California which provides Internet infrastructure tools for user-driven personalization. We satisfied the purchase price of approximately $55.8 million by the issuance of 1,003,594 common shares and the assumption of the existing ezlogin option plan which, if all options outstanding under the plan are exercised, would result in our issuance of an additional 91,796 common shares. In addition, we incurred $3.0 million in costs related to the acquisition. The excess of the purchase price over the fair value of the net tangible assets of ezlogin at the date of acquisition of $56.9 million has been allocated to goodwill and other intangible assets and is being amortized over 24 months.

    (b) On September 12, 2000, we acquired all of the outstanding shares of Spyonit, a privately held company incorporated in Delaware which develops software to monitor the Internet and other content sources for items of interest to end-users. We satisfied the purchase price of approximately $40.0 million by the issuance of 1,041,616 common shares and the payment of $2.0 million in cash. As part of the terms of purchase, up to 137,062 common shares of the total common shares issued are subject to repurchase at a minimum value if the former shareholders of Spyonit do not remain our employees through September 2003. In addition, we incurred $200,000 in costs related to the acquisition. The excess of the purchase price over the fair value of the net tangible assets of Spyonit at the date of acquisition of $39.9 million has been allocated to goodwill and acquired intangible assets and is being amortized over five years.

    (c) On November 29, 2000, we entered into a merger agreement to acquire all of the issued and outstanding shares of Tantau in exchange for the issuance of shares. Prior to the acquisition, it is expected that the existing issued Tantau preferred shares will be converted into common shares on a one for one basis and the outstanding warrants to acquire 330,880 shares of common stock of Tantau will be exercised for estimated proceeds of $1,336,600. Upon the completion of these events, the outstanding share capital of Tantau will include approximately
       27.4 million shares of common stock and options to acquire approximately
       3.1 million shares of common stock. As consideration for the acquisition, we will issue in aggregate 19 million shares of common stock and common share replacement options resulting in an exchange ratio of approximately
       0.62 of our common shares (the "exchange ratio") of the Company for every common share and common share option of Tantau. In addition, Tantau may issue up to 500,000 Tantau stock options to new hirees and promoted employees in the period from November 29, 2000 to the closing date. These stock options will be converted into 724 Solutions stock options using the exchange ratio. On closing, Tantau will grant and 724 Solutions will assume

                               724 SOLUTIONS INC.

   Nine months ended September 30, 2000 and the year ended December 31, 1999
        (In thousands of U.S. Dollars, except share and per share data)

2.  PRO FORMA TRANSACTIONS: (CONTINUED)
       stock options issued to key employees of Tantau with an exercise price equal to the market value of 724 Solutions' common shares on the closing date (as adjusted for the exchange ratio). The share and replacement option consideration, for the purposes of the pro forma, has been calculated based on the weighted average price of our common shares on the Nasdaq National Market for the period from November 28, 2000 to November 30, 2000, inclusive, being $19.15. The actual split of the purchase price between goodwill and other intangibles and deferred stock-based compensation will be affected by the closing-price of our common shares on the closing date of the acquisition. For the purposes of the pro forma, we have assumed a value of $19.15 in the calculation of the fair value allocation to the deferred stock-based compensation.

       A preliminary Tantau acquisition equation for purposes of these pro forma consolidated financial statements based on the estimated fair value of the net assets and liabilities of Tantau at September 30, 2000 has been set forth below:

                                                                      BOOK VALUE   FAIR VALUE   ADJUSTMENTS
                                                                      ----------   ----------   -----------
        Net assets acquired:
          Cash and cash equivalents.................................   $ 41,121     $ 41,121     $ --
          Cash received on the exercise of the warrants prior to
            closing.................................................     --            1,337        1,337
          Accounts receivable.......................................      2,338        2,338       --
          Prepaid expenses and other receivables....................        271          271       --
          Investment in Accrue Software, Inc........................     17,094       17,094       --
          Capital assets............................................      1,468        1,468       --
          Intangible and other assets...............................        618          221         (397)
          Accounts payable..........................................       (797)        (797)      --
          Accrued liabilities.......................................     (3,164)      (1,695)       1,469
          Deferred revenue..........................................     (4,936)        (588)       4,348
          Deferred gain on sale of assets...........................    (41,486)      --           41,486
          Notes payable.............................................     (3,639)      (4,482)        (843)
                                                                       --------     --------     --------
                                                                          8,888       56,288       47,400
        Allocation of the net purchase price:
          Goodwill..................................................     --          270,358      270,358
          Deferred stock based compensation.........................     --           44,905       44,905
                                                                       --------     --------     --------
                                                                       $  8,888     $371,551     $362,663
                                                                       ========     ========     ========
        Consideration paid:
          Share and stock option consideration......................                $360,551     $360,551
          Costs of acquisition......................................                  11,000       11,000
                                                                                    --------     --------
                                                                                    $371,551     $371,551
                                                                                    ========     ========

       As of the date of this information statement/prospectus, we have not completed our assessment of the allocation of the estimated excess of the fair value of the consideration to be given, over the fair value of the expected net tangible assets to be acquired. We intend to use the services of an external evaluator to assist in the allocation of the purchase price, which may include an allocation to assets such as goodwill, patents, acquired technology, workforce and in-process research and development. In addition to the identification and valuation of the intangibles, effective as of the date of acquisition we will also reasses the useful lives of each intangible asset in order to determine the appropriate amortization periods of each asset acquired. For the purposes of the pro forma consolidated financial statements, the excess of the estimated consideration over the fair value of the expected net tangible assets has been allocated to goodwill and has been amortized at a blended rate of five years. An increase of one year in the blended amortization period would result in a reduction to the amortization charge in the pro forma consolidated statements of operations of approximately
       $9.0 million per annum. A reduction of one year in the blended amortization period would result in an increased charge of approximately $13.5 million per annum.

    Additional information with respect to the accounting for these business acquisitions is provided in notes 3(b) and (c) and note 16 of our consolidated financial statements included in this information statement/prospectus.

                               724 SOLUTIONS INC.

   Nine months ended September 30, 2000 and the year ended December 31, 1999
        (In thousands of U.S. Dollars, except share and per share data)

3.  PRO FORMA ADJUSTMENTS:

    The pro forma consolidated statements of operations gives effect to the transactions described in note 2, above, as if they had occurred at the beginning of the periods presented. The pro forma consolidated financial statements do not include any material nonrecurring charges that will arise as a result of the transactions described in note 2. Pro forma transactions recognized in the consolidated statements of operations are as follows:

    (a) To give effect to the additional amortization of the ezlogin intangible assets arising on the acquisition of $13.1 million and $28.5 million for the periods ended September 30, 2000 and December 31, 1999, respectively. Our operating results for the period ended September 30, 2000 include $7.9 million of actual amortization from the ezlogin intangible assets.

    (b) To give effect to the additional amortization of the Spyonit intangible assets arising on the acquisition of $5.7 million for the period ended September 30, 2000 and the stock-based compensation of approximately
       $1.4 million for the period ended September 30, 2000. The amortization of the deferred stock-based compensation arising on the acquisition is being amortized on a straight-line basis over the future service period in which the related stock options vest. Our operating results for the period ended September 30, 2000 include $400,000 of amortization for the Spyonit intangible assets and $99,000 for the amortization of the Spyonit stock-based compensation.

    (c) To give effect to the amortization of the Tantau goodwill and other intangible assets arising on the acquisition over a period of five years, which amortization is in the amount of $40.6 and $54.1 million for the periods ended September 30, 2000 and December 31, 1999, respectively, and the compensation expense of approximately $24.7 and $33.0 million for the periods ended September 30, 2000 and December 31, 1999, respectively. The deferred stock-based compensation arising on the acquisition is being amortized on a straight-line basis over the future service period in which the related stock options vest.

    (d) The pro forma consolidated balance sheet as of September 30, 2000 gives effect to the acquisition of Tantau described in note 2(c), above, as if it had occurred on September 30, 2000, including the effect of the recognition of the conversion of the Tantau preferred shares into common shares, the exercise of the 330,945 purchase warrants for cash consideration of approximately $1.3 million and recording of the consideration paid and the fair value of the identified intangible assets acquired as set out in note 2(c), above.

4.  LOSS PER SHARE:

    Basic loss per share has been presented based on our historical consolidated financial statements after giving pro forma effect to the proposed acquisition of Tantau and also after giving effect to the acquisitions of ezlogin and Spyonit as if they had occurred at the later of commencement of their operations or the beginning of the periods presented.

    Basic loss per share has been calculated by dividing the pro forma consolidated losses for the period by the pro forma weighted average number of shares as calculated in the table below:

                                                                   NINE MONTHS ENDED        YEAR ENDED
                                                                  SEPTEMBER 30, 2000    DECEMBER 31, 1999
                                                                  -------------------   ------------------
                                                                               (In thousands)
    Our actual weighted average number of shares outstanding....        36,246                16,887
    Estimated number of shares to be issued on proposed Tantau
      acquisition...............................................        17,065                17,065
    Pro forma weighted average number of shares in calculating loss per share after giving effect to the proposed Tantau
      acquisition...............................................        53,311                33,952
    Additional shares that would have been outstanding if the
      ezlogin and Spyonit acquisitions had occurred at the
      beginning of the periods presented........................         1,583                 1,003
    Total pro forma weighted average number of shares
      outstanding...............................................        54,894                34,955
                                                                        ======                ======

        724 SOLUTIONS -- SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with U.S. generally accepted accounting principles except as disclosed in note 14 to our consolidated financial statements. The following selected consolidated financial data should be read with the "724 Solutions -- Management's Discussion and Analysis of Financial Condition and Results of Operations" section, and our consolidated financial statements and notes appearing elsewhere in this document. The consolidated statements of operations data for the period from July 28, 1997 (inception) to December 31, 1997, for the years ended December 31, 1998 and December 31, 1999, and the consolidated balance sheets data as of December 31, 1998 and 1999, are derived from our consolidated financial statements, which have been audited by KPMG LLP. The consolidated statements of operations data for the nine months ended September 30, 2000 and September 30, 1999 and the consolidated balance sheet data as of September 30, 2000 were derived from the unaudited interim consolidated financial statements for these periods and have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments necessary for the fair presentation of the results of operations for such periods. Please note that our operating results for these nine-month periods are not necessarily indicative of the results of operations for a full year.

                                          NINE MONTHS ENDED           YEARS ENDED          PERIOD FROM
                                            SEPTEMBER 30,            DECEMBER 31,         JULY 28, 1997
                                      -------------------------   -------------------     (INCEPTION) TO
                                         2000          1999         1999       1998     DECEMBER 31, 1997
                                      -----------   -----------   --------   --------   ------------------
                                      (Unaudited)   (Unaudited)
                                      (In thousands of U.S. dollars, except shares and per share amounts)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenue:
  Product...........................   $  8,835       $ 1,314     $  1,697   $ 1,678          $   --
  Less: Stock-based compensation
    related to software
    development.....................       (248)       (1,273)      (1,644)   (1,395)             --
  Services..........................      4,606           788        1,169       208              --
                                       --------       -------     --------   -------          ------
Net revenue.........................     13,193           829        1,222       491              --
Operating expenses(1):
  Cost of net revenue...............      8,744           816        1,858        82              --
  Research and development..........     20,769         4,433        7,255     2,194              44
  Sales and marketing...............      9,748         1,124        2,598       405              39
  General and administrative........     12,797         1,902        3,634       528              82
  Depreciation......................      2,314           445          752        88              --
  Amortization of intangibles.......      9,267        --            --        --                 --
                                       --------       -------     --------   -------          ------
  Total operating expenses..........     63,639         8,720       16,097     3,297             165
                                       --------       -------     --------   -------          ------
Loss from operations................    (50,446)       (7,891)     (14,875)   (2,806)           (165)
Interest income.....................      8,643           341        1,044       107              10
Equity in loss of affiliate.........       (543)       --            --        --                 --
Dilution gain.......................      1,229        --            --        --                 --
                                       --------       -------     --------   -------          ------
Loss for the period.................   $(41,117)      $(7,550)    $(13,831)  $(2,699)         $ (155)
                                       ========       =======     ========   =======          ======
Basic and diluted loss per share....   $  (1.13)      $ (0.57)    $  (0.82)  $ (0.47)         $(0.06)
                                       ========       =======     ========   =======          ======
Weighted-average number of shares
  used in computing basic and
  diluted loss per share
  (in thousands)....................     36,246        13,301       16,887     5,784           2,752
                                       ========       =======     ========   =======          ======
(1) Included in the operating
    expenses are non-cash
    stock-based compensation
    expenses for the following
    amounts.........................   $  3,854       $   124     $    165   $   181          $   --
                                       ========       =======     ========   =======          ======

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

                                                                                    DECEMBER 31,
                                                                               ----------------------
                                                      SEPTEMBER 30, 2000         1999          1998
                                                      -------------------      --------      --------
                                                          (Unaudited)
                                                              (In thousands of U.S. dollars)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents...........................       $ 19,915            $65,287        $2,976
Short-term investments..............................        158,062              --            --
Working capital.....................................        170,795             58,805         2,333
Intangible and other assets.........................         90,750              1,100         --
Total assets........................................        297,266             73,242         3,892
Total shareholders' equity..........................        282,858             62,168         3,193
                                                           ========            =======        ======

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
724 SOLUTIONS -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

OVERVIEW

    We were established in July 1997 to conceive, design and distribute Internet infrastructure software solutions that enable financial institutions to deliver financial information and services using a broad range of Internet-enabled devices. For the period from July 1997 to May 1999, we were in a development phase, conducting research and developing our products. In May 1999, we launched our initial product, for use in connection with financial services, on a trial basis with a limited number of customers of the Bank of Montreal. During the trial, these customers were able to access banking and brokerage services and lifestyle content, including news, stock quotes, weather, lottery results and horoscopes, through Internet-enabled devices, specifically PalmPilot connected organizers and mobile phones. This trial was completed in September 1999. During the period from May 1999 through December 1999, we filled key management positions in our sales and marketing departments, attracted Bank of America, Citigroup and Sonera Corporation as investors, entered into license agreements with Bank of America, Wells Fargo and Citigroup, and continued to develop our product. Our headcount has grown to 460 employees as of September 30, 2000.

    In the third quarter of 2000, we introduced an enhancement to our product offering. This release focuses on providing our customers with more flexibility in reaching consumers using devices that are gaining substantial consumer adoption, such as Wireless Application Protocol (WAP) phones and two-way pagers. This enhancement of our platform also features multi-byte character support, which enables it to deliver financial services in virtually any language.

    Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with U.S. generally accepted accounting principles, except as disclosed in note 14 to our consolidated financial statements.

RECENT ACQUISITIONS

    YRLESS. In March 2000, we acquired Internet messaging gateway developer YRLess Internet Corporation of Oakville, Ontario. YRLess developed the YMG-2000, a scaleable, platform-independent carrier-grade short messaging service gateway for wireless carriers. Prior to the acquisition, YRLess had licensed its technology to network operators Bell Mobility and Telus Mobility. We plan to use this gateway to enhance our ability to quickly connect to carriers. In this transaction, we paid total cash consideration of approximately $1.3 million, including acquisition costs of approximately $34,000. In addition, we are committed to pay approximately $4.5 million in our common shares, valued at their then current market prices, in three annual installments over the next three years.

    EZLOGIN. In June 2000, we completed our acquisition of ezlogin. ezlogin is a leading provider of Internet software infrastructure tools for user directed personalization. Using the technologies that we acquired in this transaction, we introduced LiveClips, a comprehensive aggregation tool designed to enable our customers to provide consumers with a consolidated view of their online accounts and other items of personal interest. LiveClips also enables consumers to select other Internet content for display on their personalized web pages. In this transaction, we issued 1,003,594 of our common shares at the closing. In addition, we assumed the options that were outstanding under ezlogin's stock option plan, and, at the closing, these options were converted into options to purchase 91,796 of our common shares.

    SPYONIT. In September 2000, we completed our acquisition of Chicago-based Spyonit. Spyonit's intelligent alerting infrastructure software monitors the Internet for items of interest such as stock prices, product sales, or auction bids. When appropriate content is detected, the Spyonit system delivers smart notifications to the user through a variety of Internet-access devices. Spyonit allows us to

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broaden the range of alert services that our 724 platform supports, complements our LiveClips aggregation tool, and adds an attractive standalone offering to our product portfolio. In this transaction, the purchase price of approximately $40.0 million was satisfied by the issuance of 1,041,616 of our common shares and $2.0 million in cash. As part of the terms of the purchase, up to 137,062 of the total common shares issued are subject to repurchase at a minimum value if the vendors do not remain our employees through September 2003.

SOURCES OF REVENUE

    Our primary sources of revenue are revenues generated under our license agreements and services revenue. Historically, our services revenue has consisted primarily of implementation, customer service and maintenance fees. We are incurring upfront implementation costs to enable customers to implement our solution more quickly. In the future, we expect our services revenue to also include amounts derived from the operation of our application hosting services, revenue sharing arrangements and commissions on e-commerce and m-commerce transactions. We have recently commenced providing application hosting services to our customers; revenues from these services will be included in our services revenue. We expect to increase our application hosting revenue once customers have commenced signing up subscribers to use services based on our products and the services have begun to operate from our data center.

    As our application hosting services expand, we believe that the portion of our revenues derived from hosting and maintenance services will increase in future periods. Over the long term, we are seeking to achieve targets for our product revenues, hosting and maintenance revenues, and other service revenues of 50%, 30% and 20%, respectively.

    LICENSE FEES

    Our two initial license agreements were with Bank of Montreal and Bank of America, and used a fixed fee license model. Under this model, a customer pays us a fixed annual license fee in whole or part upon execution of the license agreement, and periodically thereafter during the term of the agreement. The use of this model helped provide the initial cash flow that was necessary to fund our development and start-up costs.

    After raising additional capital in August 1999 through the issuance of common shares, we had the financial resources to forego this fixed fee license model in favor of a variable fee license model. Our agreements with several of our customers, including Citigroup, Wells Fargo, Wachovia and Claritybank.com, utilize this model. The variable fee license model is based on a per user fee. The transition of our revenue model from fixed fee to variable fee is expected to have two significant consequences: first, we will no longer receive large initial payments under our license agreements; and secondly, we expect our revenue stream will vary with the number of our customers' end users. We expect that these variable fees will be subject to a minimum quarterly payment, and expect to provide incentive discounts to our customers based on the number of their customers using our platform.

    Under the fixed fee license model, we recognize revenue when we have executed an agreement with a customer, when delivery and acceptance have occurred, and when the collection of the related receivable is deemed probable. Under the variable fee license model, we commence the recognition of revenue when those same conditions have been satisfied. Under the variable fee license model, revenue from the minimum payments is recognized on a monthly basis. Revenue associated with user fees in excess of any minimum payments is recognized on a quarterly basis when the amount is determined.

    IMPLEMENTATION AND CUSTOMER SERVICE FEES

    Revenue from implementation and customer services includes fees for implementation of our product offerings, consulting and training services. We currently rely, and expect to continue to rely, on

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a combination of our own resources and third-party consulting organizations to deliver these services to our customers. Customers are charged a fee based on time and expenses. Revenue from implementation and customer service fees is recognized as the services are performed.

    MAINTENANCE FEES

    We receive revenue from maintaining and servicing our products for customers. The maintenance fee is typically equal to a specified percentage of the customer's license fee. If associated with the fixed fee license model, the maintenance revenues received will be deferred and recognized on a straight-line basis over the contract period. When associated with the variable fee license model, any minimum payments will be recognized on a monthly basis. Maintenance revenue in excess of any minimum payments will be recognized on a quarterly basis when the amount is determined.

    APPLICATION HOSTING SERVICES FEES

    Some of our existing customers require us, and we expect that many of our potential customers would require us, to host and manage the server infrastructure and software platform as part of the implementation of our products. In fiscal 2000, we commenced providing this service to our customers.

RESULTS OF OPERATIONS

    Our unaudited condensed consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles which, in our case, conform in all material respects with U.S. generally accepted accounting principles.

NINE MONTHS AND THREE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS
  ENDED SEPTEMBER 30, 1999 AND THREE MONTHS ENDED JUNE 30, 2000

    REVENUE

    Our revenue, before the offset of stock-based compensation, increased to $6.1 million for the three months ended September 30, 2000 from $4.0 million for the three months ended June 30, 2000 and increased to $13.4 million for the nine months ended September 30, 2000 from $2.1 million for the nine months ended September 30, 1999. These increases resulted primarily from service revenue derived from our consulting services relating to our customers' deployment of our platform and the implementation of our aggregation technology. In addition, we derived increased product revenue, reflecting new customers licensing our platform.

    PRODUCT REVENUE. Our product revenue, before the offset of stock-based compensation, increased to $3.5 million in the third quarter of fiscal 2000 compared to $2.6 million for the three months ended June 30, 2000. Our product revenue, before the offset of stock-based compensation, increased to $8.8 million for the nine months ended September 30, 2000 from $1.3 million for the nine months ended September 30, 1999. The increase in the nine months ended September 30, 2000 from the same period in the prior year primarily resulted from the addition of new customers from which we began to recognize revenue in fiscal 2000.

    SERVICE REVENUE. Our service revenue increased to $2.6 million for the three months ended September 30, 2000 from $1.4 million for the three months ended June 30, 2000. Service revenue was $4.6 million compared to $788,000 for the nine months ended September 30, 2000 and September 30, 1999, respectively. The quarter over quarter growth was due primarily to the increase in consulting work performed for our new and current customers as they deployed our 724 platform and applications. In addition, in the third quarter of fiscal 2000, we received revenue for consulting work related to the implementation and customization of our LiveClips product. We anticipate that consulting revenue from this source will continue as financial services providers seek to obtain services

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
that we have made available as a result of our June 2000 acquisition of ezlogin. In addition, the increase for the nine months ended September 30, 2000 over the nine months ended September 30, 1999 in our revenue from consulting services resulted from our customers seeking additional services of this kind as they deploy our 724 platform and applications and other products.

    STOCK-BASED COMPENSATION RELATED TO SOFTWARE DEVELOPMENT REVENUE

    Under our subscription agreement with Bank of Montreal (BMO) dated
April 30, 1998, we granted an option to BMO to subscribe for 2,428,570 common shares for Cdn. $1.0 million. This option was only exercisable in the event that BMO extended its technology license agreement for a second year and paid the second year's license fee. In October 1998, following BMO's extension of the license agreement, BMO exercised the option. On the date of exercise, the fair value of the 2,428,570 common shares was determined to be Cdn. $6.1 million, resulting in a stock-based compensation charge related to software development revenue of Cdn. $5.1 million, or U.S. $3.3 million. This stock-based compensation was attributed to our software development revenue over the term of the agreement in proportion to the revenue recognized in the first and second years. Stock-based compensation related to software development revenue decreased to $248,000 for the nine months ended September 30, 2000 from $1.3 million for the nine months ended September 30, 1999. The decrease in stock-based compensation related to software development revenue in the nine months ended September 30, 2000 compared to the nine months ended September 30, 1999 resulted from the fact that the second year of this agreement ended in the first quarter of fiscal 2000. This deferred stock-based compensation charge has now been fully expensed.

    OPERATING EXPENSES

    COST OF NET REVENUE. Cost of net revenue consists primarily of personnel costs associated with customer support, training, implementation, consulting and hosting services, as well as amounts paid to third-party consulting firms for those services and an allocation of expenses for our facilities and administration. It also includes software licensing expenses paid for integration of third-party software into our products.

    Cost of net revenue was $3.9 million for the three months ended
September 30, 2000 compared to $2.7 million for the three months ended June 30, 2000. The increase in the most recent quarter over the prior quarter was primarily related to startup and implementation costs required to establish our application hosting infrastructure. Cost of net revenue was $8.7 million for the nine months ended September 30, 2000, compared to $816,000 for the nine months ended September 30, 1999. This increase was primarily related to the addition of implementation and customer service personnel to support our increase in customers. The increase in cost of net revenue also reflects amounts paid to third-party consultants and software providers. We expect cost of net revenue to increase in the near future as we expand our application hosting personnel and establish hosting centers worldwide.

    RESEARCH AND DEVELOPMENT. Research and development expenses relate to the compensation of software developers in connection with the continuing enhancement of our products and our quality assurance and testing activities. These expenses also include independent contractors and consultants, software licensing expenses, and allocated operating expenses.

    Research and development expenses increased to $8.8 million for the three months ended September 30, 2000 from $7.2 million for the three months ended June 30, 2000. Research and development expenses were $20.8 million for the nine months ended September 30, 2000 compared to $4.4 million for the nine months ended September 30, 1999. These increases are attributed to the expansion of the functionality of our platform and costs associated with integrating ezlogin and other acquired technology, as well as the continued development of our LiveClips product and the inclusion of stock-based compensation of $1.7 million in the nine months ended September 30, 2000. We

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
anticipate that our research and development expenses will increase in the future as we continue to expand the functionality of our platform and enhance the technologies that we purchased in connection with our previous acquisitions.

    SALES AND MARKETING. Sales and marketing expenses include compensation, public relations and advertising, trade shows, marketing materials and allocated operating expenses. Sales and marketing expenses were $3.8 million compared to $3.5 million for the three months ended September 30, 2000, and June 30, 2000, respectively. For the nine months ended September 30, 2000, sales and marketing expenses were $9.7 million compared to $1.1 million for the nine months ended September 30, 1999. These increases were primarily the result of costs associated with the hiring and training of our sales and marketing personnel, both domestically and internationally, as well as the cost of additional marketing programs designed to build brand awareness. We have increased the number of sales personnel to manage our relationships with our major customers and to expand our business.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses include salaries and benefits for corporate personnel and other general and administrative expenses such as professional fees, facilities and travel, net of any allocation to our research and development and sales and marketing departments. Our corporate staff includes several of our executive officers and our business development, financial planning and control, legal, human resources and corporate administration staff. Our general and administrative expenses decreased to $4.4 million for the three months ended September 30, 2000 from $5.9 million for the three months ended June 30, 2000. The decrease was mainly attributed to the fact that in the second quarter of 2000, we incurred non-recurring costs due to the integration of, and professional fees related to, acquisitions and corporate development activities.

    Our general and administrative expenses increased to $12.8 million for the nine months ended September 30, 2000 from $1.9 million for the nine months ended September 30, 1999. The increase in general and administrative expenses reflected our continued investment in increased staffing and related expenses for the enhancement of the international infrastructure necessary to support our growing business, including improved management information systems and our increased utilization of outside professional service firms. The remainder of the increase was due to stock-based compensation of $1.3 million and non-recurring integration and professional fees related to our acquisitions and corporate development activities.

    DEPRECIATION AND AMORTIZATION. Total depreciation and amortization expense was $9.2 million for the three months ended September 30, 2000 compared to $2.0 million for the three months ended June 30, 2000. Total depreciation and amortization expense was $11.6 million for the nine months ended September 30, 2000 compared to $445,000 for the nine months ended September 30, 1999. These increases were mainly due to the amortization expense of $7.8 million for the three months ended September 30, 2000, and $9.0 million for the nine months ended September 30, 2000, of goodwill and acquired intangibles relating to the ezlogin acquisition completed in June 2000 and the Spyonit acquisition completed in September 2000. We are amortizing goodwill related to the ezlogin and Spyonit acquisitions over 24 months and 60 months, respectively. Additional depreciation relating to computer hardware purchased for our application hosting facilities accounted for the remainder of the change.


    AMORTIZATION OF DEFERRED STOCK-BASED COMPENSATION RELATED TO STOCK
OPTIONS. Amortization of employee stock-based compensation has been allocated to the operating expense line items based on the nature of the services provided by the grantee. Amortization of employee stock-based compensation was $3.9 million for the nine months ended September 30, 2000 compared to $124,000 for the nine months ended September 30, 1999. The deferred stock-based compensation mainly represents the difference between the exercise prices of options granted to acquire our common shares and the deemed market value, for financial reporting purposes, of our common shares on their respective grant dates. This deferred stock-based compensation is being amortized on a straight-line basis over the vesting periods of these options, which is generally three years. The increases are largely attributed to the amortization of deferred stock-based compensation related to options that were granted between October 1, 1999 and March 31, 2000. See "Management -- 724 Solutions Executive Compensation -- Stock Option Plans".


    INTEREST INCOME

    Interest income increased to $3.6 million for the three months ended September 30, 2000 from $2.8 million for the three months ended June 30, 2000. Interest income increased to $8.6 million for the nine months ended
September 30, 2000 from $341,000 for the nine months ended September 30, 1999. Interest was derived from cash and cash equivalent balances and short-term investments, representing primarily the unused portion of the proceeds from our issuances of common shares, including, in particular, the proceeds from our initial public offering in the first quarter of 2000.

    EQUITY IN LOSSES OF AFFILIATE

    In the third quarter, our ownership in Maptuit decreased from 33.4% to 27.5% due to additional financing that Maptuit received from other investors. Our investment in Maptuit is accounted for using the equity method. Under this method, we recognized a net gain of $965,000 for the three months ended September 30, 2000, compared to a charge of $213,000 for the three months ended June 30, 2000 and a net gain of $686,000 for the nine months ended
September 30, 2000. These amounts reflect our share of Maptuit's losses for the period since our investment net of amortization of deemed goodwill, which was a loss of $543,000, the dilution gain as a result of Maptuit's additional financing, which was $1.2 million.

    NET LOSS

    We recorded a net loss of $19.4 million for the three months ended
September 30, 2000 compared to a net loss of $14.8 million for the three months ended June 30, 2000. Our net loss per share, calculated using the weighted average number of shares outstanding, was $0.51 for the three months ended September 30, 2000 compared to a net loss per share of $0.40 for the three months ended June 30, 2000. For the nine months ended September 30, 2000 our net loss was $41.1 million or $1.13 per share, compared to a net loss of $7.6 million or $0.57 per share in the same period last year. Our loss increased as we invested heavily in building our infrastructure, and we expect our net loss to continue to increase as we expand our application hosting services and continue to invest in developing our products. In particular, our research and development expenses and our sales and marketing expenses increased to meet required product delivery schedules and to gain market share. We continue to focus on our general and administrative expenses as an area to gain efficiencies and economies of scale as we grow.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    REVENUE

    Our revenue, before the offset of stock-based compensation, increased to $2.9 million for the year ended December 31, 1999 from $1.9 million for the year ended December 31, 1998.

    PRODUCT REVENUE. Our software development revenue, before the offset of stock-based compensation, remained approximately the same at $1.7 million for the years ended December 31, 1999 and 1998. All software development revenue realized in 1999 and 1998 related to our contract with Bank of Montreal.

    SERVICE REVENUE. Our service revenue increased to $1.2 million for the year ended December 31, 1999 from $208,000 for the year ended December 31, 1998. This increase resulted from our entry into

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
additional contracts for consulting and software design services for implementations at Bank of Montreal, Bank of America and Wells Fargo.

    STOCK-BASED COMPENSATION RELATED TO SOFTWARE DEVELOPMENT REVENUE

    Stock-based compensation related to software development revenue increased to $1.6 million for the year ended December 31, 1999 from $1.4 million for the year ended December 31, 1998, as we recognized a greater portion of the revenue associated with Bank of Montreal's license agreement in 1999 than in 1998.

    OPERATING EXPENSES

    COST OF NET REVENUE. Our cost of net revenue increased to $1.9 million for the year ended December 31, 1999 from $82,000 for the year ended December 31, 1998. This increase was primarily related to the addition of implementation and customer service personnel to support additional customers in 1999. The increase in cost of services revenue also reflects amounts paid to third party consultants and software providers.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased to $7.3 million for the year ended December 31, 1999 from $2.2 million for the year ended December 31, 1998. This increase largely reflects the addition of personnel to our research and development department, primarily to support the second release of our software.

    SALES AND MARKETING. Sales and marketing expenses increased to $2.6 million for the year ended December 31, 1999 from $405,000 for the year ended December 31, 1998. This increase is primarily attributable to the hiring of additional sales and marketing personnel, together with increased travel and related expenses. This increase reflects the opening of sales offices in San Francisco and London in 1999. We expect that our sales and marketing expenses will continue to increase as we expand internationally.

    GENERAL AND ADMINISTRATIVE. Our general and administrative expenses increased to $3.6 million for the year ended December 31, 1999 from $528,000 for the year ended December 31, 1998, which reflects the increase in our corporate staff.

    DEPRECIATION AND AMORTIZATION. Total depreciation and amortization expense (excluding amortization of deferred stock-based compensation) increased to $752,000 for the year ended December 31, 1999 from $88,000 for the year ended December 31, 1998, reflecting the capital spending in computer workstations and software development tools used for research and development purposes.

    AMORTIZATION OF DEFERRED EMPLOYEE STOCK-BASED COMPENSATION. In 1999, we accrued a $5.8 million deferred stock compensation charge related to employee stock options granted prior to our initial public offering. Amortization of employee stock-based compensation was $165,000 for the year ended December 31, 1999 compared to $181,000 for the year ended December 31, 1998, and has been included in the operating expense line items in which it relates. In 1998, we recognized $414,000 for deferred stock based compensation related to options that were granted to purchase 1,227,000 common shares under our stock option plans at a weighted average exercise price of $0.34 per share.

    INTEREST INCOME

    Interest income, which increased to $1.0 million for the year ended December 31, 1999 from $107,000 for the year ended December 31, 1998, was derived from cash and cash equivalent balances, representing primarily the unused portion of the proceeds from our issuances of common shares.

    NET LOSS

    We recorded a net loss of $13.8 million for the year ended December 31, 1999 compared to $2.7 million for the year ended December 31, 1998. The loss per share, calculated using the weighted average number of shares outstanding, was $0.82 for the year ended December 31, 1999 compared to a loss per share of $0.47 for the year ended December 31, 1998. Our losses increased as we invested heavily in building our infrastructure. Research and development, along with sales and marketing activities, increased to meet the required delivery schedules for our products and to establish customer relationships.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO PERIOD FROM JULY 28, 1997 (INCEPTION)
  TO DECEMBER 31, 1997

    We were established in July 1997 and therefore have a limited operating history for the period ended December 31, 1997. During this period, we commenced a market research study to develop strategies for financial institutions with respect to the use of the Internet and wireless services.

    REVENUE

    We did not have any revenue for the period ended December 31, 1997. We recognized $1.9 million of revenue, before the offset of stock-based compensation, for the year ended December 31, 1998, which included $1.7 million of software development revenue and $208,000 of services revenue. Our software development revenue consisted of fees under our agreement with Bank of Montreal, while our services revenue consisted of payments from Bank of Montreal for our consulting work.

    STOCK-BASED COMPENSATION RELATED TO SOFTWARE DEVELOPMENT REVENUE

    Stock-based compensation related to software development revenue was $1.4 million for the year ended December 30, 1998 and consisted of the ratable allocation of deferred stock-based compensation arising upon the exercise of the Bank of Montreal option.

    OPERATING EXPENSES

    COST OF NET REVENUE. Cost of net revenue was $82,000 for the year ended December 31, 1998 and consisted of salaries and related expenses for our consulting work.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased from $44,000 for the period ended December 31, 1997 to $2.2 million for the year ended December 31, 1998, as we hired 33 employees in connection with the initial release of our software.

    SALES AND MARKETING. Sales and marketing expenses increased from $39,000 for the period ended December 31, 1997 to $405,000 for the year ended December 31, 1998, reflecting the establishment of our sales and marketing department.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $82,000 for the period ended December 31, 1997 to $528,000 for the year ended December 31, 1998, primarily as a result of the increase in the size of our corporate infrastructure.

    INTEREST INCOME

    Interest income, which increased from $10,000 for the period ended
December 31, 1997 to $107,000 for the year ended December 31, 1998, was derived from cash and cash equivalent balances, representing primarily the unused portion of the proceeds from our issuances of common shares.

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
    QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth certain unaudited consolidated statements of operations data for each of the eleven most recent quarters ended September 30, 2000, as well as the period from inception through December 31, 1997. The information has been derived from our unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this information statement/prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

                                                                       QUARTER ENDED
                                                          ----------------------------------------
2000                                                       MAR. 31        JUN. 30        SEPT. 30
----                                                      ---------      ---------      ----------
                                                               (In thousands of U.S. dollars,
                                                          except for shares and per share amounts)
Revenue:
  Product...............................................   $ 2,762       $  2,591        $  3,482
  Services..............................................       597          1,377           2,632
  Less: Stock-based compensation related to software
    development revenue.................................      (248)         --             --
                                                           -------       --------        --------
Net revenue.............................................     3,111          3,968           6,114
                                                           -------       --------        --------
Operating expenses:
  Cost of net revenue...................................     2,039          2,675           3,902
  Research and development..............................     4,864          7,186           8,805
  Sales and marketing...................................     2,559          3,475           3,792
  General and administrative............................     2,424          5,925           4,409
  Depreciation..........................................       317            684           1,313
  Amortization of intangibles...........................     --             1,350           7,917
                                                           -------       --------        --------
Total operating expenses................................    12,203         21,295          30,138
Loss from operations....................................    (9,092)       (17,327)        (24,024)
Interest income.........................................     2,237          2,772           3,631
Equity in losses of affiliate...........................       (66)          (213)            965
                                                           -------       --------        --------
Net loss................................................   $(6,921)      $(14,768)       $(19,428)
                                                           -------       --------        --------
Basic and diluted net loss per share....................   $ (0.20)      $  (0.40)       $  (0.51)
Shares used in computing basic and diluted net loss per
  share (in thousands)..................................    34,037         36,717          37,961
                                                           =======       ========        ========

                                                             QUARTER ENDED
                                               ------------------------------------------   TOTAL YEAR
1999                                           MAR. 31    JUN. 30    SEPT. 30    DEC. 31       1999
----                                           --------   --------   ---------   --------   ----------
                                                (In thousands of U.S. dollars, except for shares and
                                                                 per share amounts)
Revenue:
  Product....................................  $   548    $   383     $   383    $   383     $  1,697
  Services...................................       34      --            754        381        1,169
  Less: Stock-based compensation related to
    software development revenue.............     (531)      (371)       (371)      (371)      (1,644)
                                               -------    -------     -------    -------     --------
Net revenue..................................       51         12         766        393        1,222
                                               -------    -------     -------    -------     --------
Operating expenses:
  Cost of net revenue........................    --            20         811      1,076        1,907
  Research and development...................    1,185      1,421       2,051      2,968        7,625
  Sales and marketing........................      210        307         634      1,560        2,711
  General and administrative.................      315        606       1,160      1,773        3,854
                                               -------    -------     -------    -------     --------
Total operating expenses.....................    1,710      2,354       4,656      7,377       16,097
                                               -------    -------     -------    -------     --------
Loss from operations.........................   (1,659)    (2,342)     (3,890)    (6,984)     (14,875)
Interest income..............................       61         28         252        703        1,044
                                               -------    -------     -------    -------     --------
Net loss.....................................  $(1,598)   $(2,314)    $(3,638)   $(6,281)    $(13,831)
                                               -------    -------     -------    -------     --------
Basic and diluted net loss per share.........  $ (0.14)   $ (0.20)    $ (0.22)   $ (0.23)    $  (0.82)
Shares used in computing basic and diluted
  net loss per share (in thousands)..........   11,429     11,609      16,870     27,557       16,887
                                               =======    =======     =======    =======     ========

                                       PERIOD FROM                     QUARTER ENDED
                                         JUL. 28       ---------------------------------------------
                                      (INCEPTION) TO   MAR. 31,    JUN. 30,   SEPT. 30,    DEC. 31,    TOTAL YEAR
1997-1998                             DEC. 31, 1997      1998        1998        1998        1998         1998
---------                             --------------   ---------   --------   ----------   ---------   ----------
                                        (In thousands of U.S. dollars, except for shares and per share amounts)
Revenue:
  Software development..............      $--           $--         $  419      $  630      $   629      $ 1,678
  Services..........................      --               208       --          --           --             208
  Less: Stock-based compensation
    related to software development
    revenue.........................      --             --            (91)       (694)        (610)      (1,395)
                                          ------        ------      ------      ------      -------      -------
Net revenue.........................      --               208         328         (64)          19          491
                                          ------        ------      ------      ------      -------      -------
Operating expenses:
  Cost of net revenue...............      --                61       --          --           --              61
  Research and development..........          44           124         397         687        1,198        2,406
  Sales and marketing...............          39            27          86         109          213          435
  General and administrative........          82            41          74          53          227          395
                                          ------        ------      ------      ------      -------      -------
Total operating expenses............         165           253         557         849        1,638        3,297
                                          ------        ------      ------      ------      -------      -------
Loss from operations................        (165)          (45)       (229)       (913)      (1,619)      (2,806)
Interest income.....................          10            18          20          31           38          107
                                          ------        ------      ------      ------      -------      -------
Net loss............................      $ (155)       $  (27)     $ (209)     $ (882)     $(1,581)     $(2,699)
                                          ------        ------      ------      ------      -------      -------
Basic and diluted net loss per
  share.............................      $(0.06)       $(0.01)     $(0.04)     $(0.18)     $ (0.17)     $ (0.47)
                                          ------        ------      ------      ------      -------      -------
Shares used in computing basic and
  diluted net loss per share (in
  thousands)........................       2,752         4,000       4,667       5,000        9,286        5,784
                                          ======        ======      ======      ======      =======      =======

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
    LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our operations through issuances of common shares, together with revenue from operations. During the year ended
December 31, 1999, we received aggregate proceeds of $71.2 million from the issuance of common shares. In February 2000, we completed our initial public offering of an aggregate of 6,900,000 common shares, raising net proceeds of approximately $165.7 million. We believe that the proceeds from our initial public offering and our private placement of securities, together with cash generated from our operations, will be sufficient to support our needs for at least the next 12 months.

    Net cash used in operating activities was $15.9 million for the three months ended September 30, 2000 compared to $7.8 million for the three months ended June 30, 2000. For the nine months ended September 30, 2000 net cash used in operating activities was $25.2 million compared to $3.8 million for the same period ended September 30, 1999. Net cash used in operating activities for the nine months ended September 30, 2000 reflects our net operating loss of $41.1 million and our net gain in equity of affiliate of $686,000 offset by depreciation and amortization of $11.6 million, amortization of stock-based compensation of $4.1 million and net changes in working capital of $350,000.

    Cash provided from financing activities was $165.7 million for the nine months ended September 30, 2000, compared to $30.1 million for the nine months ended September 30, 1999. Cash provided from financing activities in 2000 reflects the net proceeds of our initial public offering.

    Cash used in investing activities, before the purchase of short-term investments, was $5.1 million for the three months ended September 30, 2000 compared to $17.3 million for the three months ended June 30, 2000. Cash used in investing activities, before the purchase of short-term investments, for the nine months ended September 30, 2000 was $27.2 million compared to $1.2 million for the nine months ended September 30, 1999. At September 30, 2000, short-term investments mainly consist of government debt and commercial paper with a term to maturity of no greater than one year. Cash used in investing activities, excluding the purchase of short-term investments, for the first nine months of 2000 reflects our investments in Corillian, Neomar and Maptuit, our acquisitions of YRLess, ezlogin and Spyonit, as well as purchases of capital and other assets. Capital expenditures for the nine months ended September 30, 2000 were $8.8 million. We anticipate capital expenditures to continue to increase as we invest heavily in our products and implement our application hosting services.

    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    As of September 30, 2000, we had approximately $178 million in cash, cash equivalents and short-term investments, of which over $158 million was short-term investments. A significant portion of the cash earns interest at variable rates. In addition, although our short-term investments are fixed-rate instruments, the average term is short. Accordingly, our interest income is effectively sensitive to changes in the level of prevailing interest rates. This is partially mitigated by the fact that we generally hold our short-term investments until their maturity date.

    Substantially all of our revenue from our customers to date has been earned in U.S. dollars. A significant portion of our expenses is incurred in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains and losses and could adversely affect our operating results. In the future, we intend to hedge all or a significant portion of our annual estimated Canadian dollar expenses to minimize our Canadian dollar exposure.

    We also deal in foreign currencies other than the U.S. dollar and the Canadian dollar. We feel that their impact on foreign exchange is negligible, as only a small portion of our expenses are incurred in those foreign currencies.

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
                           724 SOLUTIONS -- BUSINESS

GENERAL

    We were established in July 1997 to conceive, design and deliver Internet infrastructure software solutions that enable our customers to deliver secure transactions services using a broad range of Internet-enabled devices. Our platform and applications currently enable consumers to access on-line banking and brokerage services through network service providers using digital mobile phones, personal digital assistants, two-way pagers and personal computers. With critical security features built in, our products can be quickly implemented and integrated with existing systems, and scaled or expanded to accommodate future growth. Our platform and other products may be adapted for use by other types of customers and for other applications. Although our customer base currently consists of large financial institutions, we believe that in the future, we will sell our products to large enterprises in other industries. We believe that the merger with Tantau will help us move more quickly and efficiently to address these new opportunities.

    For the period from July 1997 to May 1999, we were in a development phase, conducting research and developing our product. In May 1999, we launched our product on a trial basis. During this trial, a limited number of Bank of Montreal's customers were able to access banking and brokerage services and lifestyle content, including news, stock quotes, weather, lottery results and horoscopes, through Internet-enabled devices, specifically PalmPilot connected organizers and mobile phones. This trial was completed in September 1999, and was followed by a commercial launch during the summer of 2000.

    During the period from May through December 1999, we filled key management positions in our sales and marketing departments, attracted Bank of America, Citigroup Inc. and Sonera Corporation as additional investors, entered into license agreements with Bank of America, Wells Fargo and Citigroup and continued to develop our product. Since December 31, 1999, we have entered into license agreements with affiliates of Citigroup to provide services in Asia and Australia under our license agreement with Citicorp Strategic Technology Corporation. We have also entered into license agreements with Hanvit Bank, Wachovia Corporation, KeyCorp and Claritybank.com.

    In September 2000, we introduced our LiveClips product, which is based upon the technology acquired in our purchase of ezlogin. LiveClips is a comprehensive aggregation tool designed to enable our customers to provide consumers with wired or wireless access to a full suite of online accounts and other items of personal interest. LiveClips enables users to access a variety of these accounts by using a single user ID and password to sign-in to a secure and easy-to-access location. MsMoney.com, a women's financial portal, has licensed LiveClips in order to offer its customers a consolidated view of their Web-based accounts through its MyMsMoney online financial management service, and Bank of Montreal has announced the addition of LiveClips to its Veev service. Hanvit Bank and KeyCorp have also announced plans to offer services based on LiveClips. Parker's Edge, a provider of financial portal solutions based in New Zealand, has entered into a distributor agreement with us in which they will provide aggregation services related to our LiveClips product to its clients in Asia, Australia and New Zealand.

    Since our September 2000 acquisition of Spyonit, we have been offering advanced notification services that enable our customers to provide consumers with personalized intelligent alerts. In the summer of 2000, Morningstar.com became the first customer of Spyonit to launch an alert service based upon Spyonit technology. Since our acquisition of Spyonit, Hanvit Bank and KeyCorp have also announced plans to offer the service to consumers. Our 724 alerts platform will use the carrier-grade short messaging service gateway that we acquired in our acquisition of YRLess to provide a more reliable way of delivering alerts and notifications to end users.

    Mobile access to the Internet is having a significant effect on the delivery of financial services to consumers, and enables consumers to effect transactions in new ways. As a group, we believe that

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
on-line consumers generally represent an affluent and important market segment. These consumers are increasingly using new methods, including wireless technologies, to access the Internet. The convergence of the Internet and digital wireless technologies presents new opportunities for financial institutions and other companies that seek to use the Internet to reach consumers. Using our products to enable secure mobile transactions, we believe that financial institutions and other companies can differentiate their services to retain and strengthen their existing customer relationships and attract new customers.

INDUSTRY OVERVIEW

    GROWTH OF THE INTERNET


    The Internet has emerged as a global communications medium to deliver and share information and conduct business electronically. The dramatic growth in the number of Internet users has led to a proliferation of information and services on the Internet, including financial services, e-mail, e-commerce, news and lifestyle content. We believe that consumers are increasingly seeking personalized and practical Internet applications that they can use in their daily activities.


    GROWTH OF DIGITAL WIRELESS COMMUNICATIONS


    Digital wireless communications have grown rapidly due to declining consumer costs, expanding network coverage, the availability of extended service features such as voice and text messaging and the proliferation of wireless devices. These wireless devices include personal digital assistants such as PalmPilot connected organizers, Handspring Visor, "Pocket PC" organizers and mobile phones such as the Neopoint 1000, Qualcomm 2700, Ericsson R320, Nokia 7110 and Motorola Timeport, as well as two-way pagers, such as those developed by Research In Motion and Motorola. Recent developments in wireless technology and deployment of digital data networks have enabled the introduction of wireless data applications such as financial services, news and lifestyle content.


    CONVERGENCE OF WIRELESS COMMUNICATIONS AND THE INTERNET

    The convergence of wireless communications and the Internet has created new opportunities for the delivery of wireless data services. Cahners In-Stat Group estimates that the number of wireless Internet subscribers worldwide will grow from approximately 3.8 million at the end of 1999 to approximately 742 million at the end of 2004. We expect that the convergence of wireless communications and the Internet will enable the delivery of wireless multimedia applications, including voice, data, image and video. International wireless technology groups, such as the Wireless Application Protocol Forum and the Symbian Alliance, have created global standards for the transmission of wireless applications, which we believe will help lead to increased penetration of the market for wireless devices and services.

    GROWTH OF E-COMMERCE


    With the emergence of the Internet as a globally accessible, fully interactive medium, many individuals and companies that have traditionally conducted business in person, through the mail or over the telephone now increasingly conduct business electronically. We expect that consumer use of e-commerce will accelerate as more individuals gain access to the Internet, as the cost of Internet access decreases and as security concerns are alleviated. In some parts of the world, particularly in a number of European and Asian countries, e-commerce opportunities have been limited because credit cards, which are currently the only secure form of on-line payment, are not widely used. We expect these consumers to embrace e-commerce once a direct payment system is available. International Data Corporation (IDC) estimates that Internet users worldwide purchased more than $131 billion in goods and services in 1999, increasing to $2.6 trillion in 2004.

    GROWTH OF SECURE MOBILE TRANSACTIONS


    As the mobile Internet continues to grow and evolve, the focus of user activity is expanding beyond basic content delivery applications. E-mail and other forms of messaging that facilitate mobile person-to-person communications have begun to drive accelerated adoption of wireless data devices and services. We expect that the next major type of functionality this market will demand is the ability to conduct secure mobile transactions, with a particular emphasis on banking, brokerage and m-commerce. According to IDC, m-commerce in the U.S. would generate $29 million in transactions in 2000 and grow to $20.8 billion in transactions in 2004. ARC Group estimates that after personal information management and entertainment, financial services is the most popular category for wireless data users. With convenient access, mobile transactions can be faster, less expensive and easier than transactions conducted through a broker, teller, ATM or bricks-and-mortar storefront. In addition, the location-based capabilities made possible by wireless network and device technology facilitate the creation of a personalized, context sensitive user experience that is unique to the mobile environment.


    As in the on-line context, however, consumer concerns about the security of their sensitive financial and payment information is a key hurdle to be overcome for mass adoption of mobile transaction technology to occur. Traditional financial institutions are well positioned to respond with strategies that build on their unique trust relationship with consumers and the strengths of their traditional channels and services to overcome these security concerns. We believe that the increasing popularity of new Internet-enabled devices will help generate greater demand for mobile financial services and provide an opportunity for financial institutions to drive adoption of banking, brokerage, m-commerce and other secure transaction services to their large and attractive customer base.

    To execute these strategies, large financial institutions will require a solution that enables their existing systems, which we believe were generally not designed to facilitate mobile transactions, to exchange information with their consumers across a variety of Internet-enabled devices. This exchange requires a complex bridging architecture that can interface with a variety of access devices, communication protocols, operating systems, and network and security technologies. The solution must also be secure, to protect the integrity and confidentiality of information, and fault-tolerant and scalable, to process an increasing number of transactions. The ideal solution must also enable rapid deployment and the flexibility to add additional functions and services.

BUSINESS STRATEGY

    Our objective is to become the leading provider of Internet infrastructure software that permits secure transactions using a broad range of Internet-enabled devices. Our strategy is to:

    EXPAND OUR REACH: Our initial focus has been to provide our products to large financial institutions worldwide, particularly banks and brokerage firms. We believe that large financial institutions have both the scale and global consumer base to maximize the adoption of services based on our products. Citigroup, Bank of America, Wells Fargo, Hanvit Bank, Bank of Montreal, Wachovia Corporation, KeyCorp and Claritybank.com are in various stages of implementing our solution. We believe that the trust relationship these institutions have with consumers, combined with our secure payment infrastructure, will accelerate consumer adoption of mobile transactions. Once we have established a significant presence in the financial services sector, we expect to use many of the components of our architecture in other markets such as insurance, sales force management and logistics.

    ACCELERATE WORLDWIDE ADOPTION OF OUR SOLUTION: In an effort to encourage rapid deployment of our solution by financial institutions and other customers, we are:

    - Establishing relationships worldwide with wireless and other network service providers, device manufacturers and content and technology providers;

    - Providing a compelling consumer experience through a consistent, user-friendly interface on a variety of Internet-enabled devices;

    - Building worldwide application hosting services for our customers, which will help allow for quick delivery of services to consumers, as well as a managed contact center service, which will help ensure a rich initial consumer experience; and

    - Reducing our customers' initial cost of using our solution by charging a variable license fee based on the number of users per month, subject to specific minimum fees.

    EXPAND THE FUNCTIONALITY OF OUR PLATFORM: Our architecture is designed to be extendable, enabling our customers to continue to offer additional on-line services across a variety of protocols, operating systems, networks and devices to maximize consumer reach. We expect to further expand our reach by supporting additional devices and broadening our functionality by introducing new applications, content and services. For example, we plan to integrate into our solution public key infrastructure (PKI) technology, which facilitates the management of the tools necessary to ensure authentication of user identity and the non-repudiation of transactions. We believe that this security feature is essential for the widespread adoption of e-commerce and m-commerce transactions. Additionally, we work with developers of new technologies to, among other things, gain early access to device, wireless and network advancements.

    PURSUE SELECTIVE ACQUISITIONS TO EXPAND OUR CAPABILITIES: We intend to continue to pursue acquisitions of companies and technologies that we believe will allow us to quickly increase the scale and scope of our operations, such as expanding our research and development team, expanding into new geographical markets and industry sectors and providing new services.

724 SOLUTIONS -- CUSTOMER BENEFITS

    We believe that our products enable customers to maintain and deepen consumer relationships and accelerate the adoption of Internet-based financial services and other transactions. Our products can be rapidly implemented, integrate easily with existing systems, address security issues, are scalable and provide a robust platform for future growth. Key benefits of our products include:

    - SPEED TO MARKET: Our products, whether installed in a customer's operations center or operated as a service through our application hosting group, can be rapidly deployed by a new customer, branded and offered to consumers.

    - EASE OF INTEGRATION WITH EXISTING SYSTEMS: Our 724 platform and other products link to a customer's existing systems, enabling customers to preserve their existing investment, and to extend the productivity and functionality of their existing infrastructure to new electronic channels.

    - SECURITY: The security framework of our 724 product offerings address the stringent security standards of financial institutions, creating an environment of trust for consumers and allowing our customers to offer transactions and other services with reduced fraud-related concerns.

    - SCALABILITY AND MANAGEABILITY: Our 724 platform and other products are designed to add users efficiently and effectively. We believe that our products can support significant growth in users with little increase in infrastructure. Our 724 platform has a built-in set of tools to easily manage recovery, redundancy and deployment.

    - ABILITY TO EXPAND FUNCTIONALITY: Our 724 platform is designed to facilitate the addition of new applications, devices, content and services. It provides a robust basis for the growth of electronic financial services and e-commerce.

    - MAINTAIN AND DEEPEN CONSUMER RELATIONSHIPS: Our product offerings allow financial institutions and other customers to connect directly with consumers wherever they can obtain wired or wireless Internet access. Our products also allow consumers to set up their own personal preferences and alerts for an easy-to-use experience. The information contained in the personalization and notification databases provides our customers with a competitive advantage in building consumer loyalty through the delivery of value-added services.

    We believe that our products benefit our customers and the companies with which we have relationships by enabling the delivery of differentiated wireless and wireline financial services, and other types of m-commerce transactions. These services help increase consumer loyalty and drive wireless airtime usage, consumer electronic device sales, and the purchase of other products and services.

THE 724 SOLUTIONS PRODUCT OFFERING

    Our products enable the delivery of secure and personalized electronic information, services, transactions and payments using a broad range of mass-market wired and wireless Internet-enabled devices. This technology is extendable across a variety of protocols, operating systems and networks, enabling our customers to deliver personalized transactions, services and information to consumers over a wide range of communications networks.

    Our product offering consists of two categories of components: a base technology layer called the 724 platform, and a suite of features and functions for consumers, the 724 applications, which can be used together with the underlying platform infrastructure.

    724 PLATFORM

    The 724 platform enables connectivity to the back-end systems of financial institutions, merchants, content providers and other types of enterprises. The 724 platform facilitates communications with various wireless and wireline networks and devices, manages a user's session and network security, provides system administration tools, and provides a broad set of application services in support of the 724 applications.

    NETWORK AND DEVICE GATEWAY. The network gateway transforms enterprise data into formats suitable for use in a wide variety of wired and wireless networks, including Code Division Multiple Access (CDMA), Global System for Mobile Communication (GSM), Time Division Multiple Access (TDMA), Cellular Digital Packet Data (CDPD), Mobitex and Internet Protocol. Almost all digital mobile systems worldwide use one of these major types of wireless access formats for voice and data communications. This gateway enables our customers to quickly deploy their services through multiple network service providers and allows for new protocols to be supported without changes to their existing architecture.

    The device gateway supports the presentation of our applications on multiple devices. It recognizes the type of device a consumer is using and optimizes the format of the information for the characteristics of that particular device type. Our software automatically formats information delivered to a device using style sheets programmed in Extensible Markup Language (XML) or Extensible Style Language (XSL), which are widely used languages in Internet communications. This approach enables our customers to deliver services over many types of access devices, and allows new devices to be supported without changes to our architecture. The network and device gateway ensures consumers receive a consistent and user-friendly experience regardless of the device used.

    PERSONALIZATION. Our solution enables consumers to customize their services through a single set-up procedure. Once completed, a consumer's preferences are stored in a unique profile on the network rather than on a specific device. Thereafter, a consumer may use any Internet-enabled device to access his or her account to retrieve information and conduct transactions without repeating the set-up procedure. Changes in preferences made by a consumer on one device will automatically be reflected on all other devices used by that consumer.

    TARGETED MARKETING SERVICES. Using data generated from personalized profiles, our customers have the ability to gain a better understanding of their consumers' needs and interests. Our targeted marketing service can be used to allow the distribution of information directly to their consumers with personalized messages or services based on their preferences.

    SESSION MANAGEMENT. Our session management system ensures continuity of a transaction over the network. For example, if a user is disconnected during a transaction but is able to reconnect within a prescribed period of time, the user can complete the transaction without repeating the login process or previous entries.

    ADMINISTRATION. The administration function allows our products to be managed within a customer's existing computer infrastructure. Through this function, platform administrators can start and stop individual servers, add or remove resources, such as hardware, from the platform without disrupting service, monitor performance and perform system back-up procedures. These administration capabilities can be integrated with popular systems management tools, allowing our products to be monitored as part of a customer's overall computing environment. We provide a feed into a data warehouse of all transactions recorded by the system.

    TRANSACTION AND CONTENT GATEWAY. The 724 platform interfaces with the existing systems of our customers through the transaction and content gateway. This connection is typically made using Open Financial Exchange (OFX), an industry standard specification for the exchange of financial data between financial institutions and consumers through the Internet, or through an Extensible Markup Language (XML) interface. If a customer does not support OFX or XML, however, the 724 platform link toolkit can facilitate message mapping to different data sources and/or systems, with minimal impact on our customers' IT infrastructures.

    SECURITY. Our security framework is based on a strict methodology of threat evaluation, risk analysis and policy creation, designed to address authentication, authorization, privacy, integrity and non-repudiation. A conventional user ID/password mechanism provides user identification and authentication. Our software incorporates standard cryptography protocols that ensure the confidentiality of communications between servers, including Secure Socket Layer (SSL) and Transport Layer Security (TLS), enhanced with Elliptical Curve Cryptography (ECC) cypher-suites from Certicom, to ensure the privacy of transactions and communications. These security technologies require minimal computing power for encrypting and decrypting messages, making them well suited for secure communications to wireless handheld devices. We are currently working to incorporate Public Key Infrastructure (PKI) technology into our applications to provide additional support for user authentication and non-repudiation. Use of PKI technology, which supports digital signatures, is expected to grow as a means of creating a secure e-commerce and m-commerce environment over the Internet or virtual private networks. This security framework addresses financial institutions' rigorous security requirements, creating an environment of trust for consumers and allowing merchants to offer e-commerce and m-commerce services with reduced fraud-related concerns.

    724 APPLICATIONS

    FINANCIAL SERVICES APPLICATIONS. Our financial services applications enable our customers to offer consumers the ability to execute a variety of banking and brokerage inquiries and transactions, using a wide range of Internet access devices. Our banking functionality includes account information and statements, credit card statements, intra-bank transfers, bill payment and commercial cash management. We also expect to offer bill presentment during 2001 based upon technology developed through our relationship with CheckFree. Our brokerage and security functionality includes order placement and

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confirmation, balances and open orders, holdings and transaction records, investment statements, trading data and charting, detailed stock quotes and watch lists.

    LIVECLIPS. Our LiveClips product, based on the technology obtained through our ezlogin acquisition, enables our customers to offer consumers services with which they can create personalized summaries of information gathered from different websites. This information can include financial data gathered from the websites of financial institutions, as well as almost any other type of informational content. LiveClips delivers this customized information by automatically logging in to different sites using credentials such as passwords made available by the consumer during the registration process. Once logged-in to the service, LiveClips is able to, through a series of software programs, automatically retrieve and display key pieces of data, such as a consumer's bank account balance, in a personalized display that can be accessed from a PC or different types of wireless Internet-enabled devices.

    We believe that customers may use our LiveClips product to establish personalized services for consumers that offer enhanced value by aggregating information from multiple websites and making them available in a single secure and convenient location. Value-added services such as financial advice may also be offered based upon analysis of the aggregated data.

    724 ALERTS PLATFORM. The 724 alerts platform, which is being enhanced through the addition of the technology obtained in the Spyonit acquisition, allows users to be alerted when specific events occur, through a wide variety of PCs and other Internet-enabled devices. Messages may be delivered through e-mail, mobile phone text messages, pagers and Internet instant messaging services. Users may set triggers as to different types of information or events of interest through a menu of alert options that can be accessed using a personal computer. The architecture supports a wide variety of alert types including those that are based upon the information on a website, such as sport scores, stock prices or merchandise prices, or proprietary data such as financial information feeds. The 724 alerts platform provides tools for creating many different types of alerts and alert options which can be used by our customers to build a more personalized experience for consumers, particularly for consumers who prefer to be notified of an event, rather than checking for information on an ongoing basis.

    M-COMMERCE APPLICATIONS. We are developing technologies that will enable financial institutions and other customers to offer consumers and merchants the ability to conveniently and securely engage in mobile commerce. These applications will complement our LiveClips product and 724 alerts platform by providing a secure means to transact in response to the purchasing information provided by these personalized tools. In addition, we believe that the PKI technology we are developing will enable us to add strong authentication capabilities as an enhancement to the current encryption-based security solution.

    Our initial focus in m-commerce will be on developing shopping applications, establishing the ability to connect to the key participants in a commerce transaction, and facilitating secure payments between these parties. Our shopping applications will provide consumers with different types of tools for identifying and selecting the desired product or service. For example, consumers will have the ability to make an immediate purchase in response to an alert about event tickets going on sale. Our open connectivity initiative will build on our ability to connect to financial institution systems by establishing interfaces to merchant systems and gateways to the digital wallet services that enable online payments, such as the wallet gateway we are currently developing with Brodia. In their position as trusted m-commerce intermediaries facilitating secure mobile transactions, our customers will be better able to strengthen relationships with their clients and gain access to additional revenue streams.

    CONTENT APPLICATIONS. Our content applications enable our customers to offer consumers lifestyle content such as news, weather, horoscopes and lottery results sourced from a variety of content providers. This content complements the other 724 applications and helps to create a more personalized and compelling experience for the consumer.

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APPLICATION HOSTING SERVICES

    In order to enable our customers to implement our platform rapidly, we provide secure application hosting services. These services enable our customers to operate the software upon which our 724 platform and our applications are based, using equipment maintained and supported by us or by one or more third parties. Some of our existing and potential customers are also seeking that we host other third party applications, in addition to having us remotely manage, administer and support their services that are based upon our platform and which are operated in their own data centers.

    We seek to provide these services on a worldwide basis, using facilities based in Europe, Asia and North America. We already have two facilities established in North America. Our hosting services are designed to be implemented using a co-location model, which involves our obtaining network connections to servers that are housed together by a provider in one or more related facilities. We believe that this model allows us to offer consistent and standardized service across multiple continents utilizing the services of any major provider of hosting services.

    We have chosen Exodus Communications, a leader in providing complex Internet data center facilities and managed services, as the initial provider of hosting services for our application operations. We may also obtain the services of additional providers. We have established a North American application management center that became operational in June 2000. This center is comprised of experienced professionals who manage our hosting services. From the center, we remotely manage, monitor and support all hosted operations of our applications, regardless of their location. Most of the services delivered by our current customers are hosted through this service.

    Our customers may also elect to not use our application hosting services, in order to host services based upon our solution in their own facilities or through a third party. Through the experience that we have acquired in making the services based upon our platform operational, we also offer these customers consulting services relating to data center operations implementation.

    In the summer of 2000, in connection with the roll-out of our application hosting services, we established our network operations center in Toronto. The center is designed to monitor and manage our applications that run on the computer systems which are located at, and managed by, the companies that provide us with hosting services. Through these arrangements, we believe that we are able to obtain reliable services such as physical security, power and communications from providers such as Exodus, while using our own personnel to manage our proprietary advanced applications which run on these hosted computer systems.

CONTACT CENTER SERVICES

    We offer contact center services to our customers which allow them to support the end users of our 724 product offerings. We believe that these services help enhance consumer satisfaction with the wireless services that our platform enables.

    We can provide two main levels of service through these centers:

    - an enabling solution, designed to operate from our customers' own call centers; and

    - an outsourced solution, which we manage in a facility staffed by SITEL, a leading provider of customer relationship services.

    We also can provide a range of professional services supporting our customers' call center operations.

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CUSTOMERS

    We currently market our product and services to large financial institutions such as banks and brokerages. Citigroup, Bank of America, Wells Fargo, Hanvit Bank, Bank of Montreal, Wachovia Corporation, KeyCorp and Claritybank.com. In addition, we believe that in the future, a substantial portion of our customer base will consist of large enterprises in other industries.

    CITIGROUP

    In August 1999, Citigroup announced its intention to implement our solution worldwide under the leadership of its e-Citi division. In December 1999, we entered into a master technology license agreement with Citicorp Strategic Technology Corporation, a subsidiary of Citigroup, which will enable us to license our technology to Citigroup's subsidiaries. To date, we have entered into an agreement under the master technology license agreement with a Citigroup affiliate in Singapore, and we have entered into a similar agreement with Salomon Smith Barney in Australia. We also expect to enter into one or more additional agreements with these and other Citigroup affiliates that will enable us to deliver our solution to their customers.

    BANK OF AMERICA

    In the third quarter of 2000, Bank of America launched its first wireless banking and brokerage offering in the United States. Based on our 724 platform, the Bank of America wireless service will allow consumers to conduct a variety of secure, real-time banking transactions and access financial markets and investment information on a range of mobile phones and Palm handheld devices and organizers. The initial roll-out of this service will be available to Bank of America Private Bank clients in Dallas and Fort Worth, Texas, Baltimore, Maryland and Washington, D.C. Bank of America has announced that it plans to roll out its wireless service to its customers in other U.S. markets over the next 12 to 18 months.

    WELLS FARGO

    In September 1999, Wells Fargo entered into a licensing agreement with us that will enable it to begin to deliver on-line banking services via wireless devices to its customers during 2000. Wells Fargo introduced these services in a trial to 1,000 consumers in the summer of 2000.

    HANVIT BANK

    In November 2000, we announced a new customer relationship with Hanvit Bank, a leading financial institution in South Korea. Hanvit plans to use our products to provide wireless banking and investment services, as well as aggregation and alerts. We believe that Hanvit is the first Korean financial institution to announce plans to offer aggregation and personalized alerts services to its customers. Hanvit's offering is currently scheduled to be introduced in the first half of 2001 in both the Korean and English languages.

    BANK OF MONTREAL

    In May 1999, our 724 platform enabled Bank of Montreal to become the first financial institution in North America to launch an integrated wireless banking and brokerage application in a market trial with approximately 350 users. As of September 30, 2000, there were 6,000 subscribers to the service. This service, named Veev, supports the delivery of banking, brokerage and lifestyle applications through wireless phones and PalmPilot connected organizers. Bank of Montreal has announced the success of its market trial. The Veev service is now generally available to customers in Ontario and Bank of Montreal is currently in the process of rolling out the Veev service throughout Canada. In
November 1999, Bank of Montreal commenced a trial of on-line securities trading using the Veev

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service for customers of Investorline, its discount brokerage service. In
October 2000, Bank of Montreal began a test market trial of our LiveClips aggregation product. LiveClips is designed to enable the Veev service to offer customers single sign-on access to a consolidated view of financial information from multiple websites.

    In March 2000, Harris Bank, a U.S. subsidiary of Bank of Montreal, commenced a trial of the Veev service to its customers in the Chicago, Illinois area, and in July 2000, began to roll out wireless banking and investment services to its customers generally.

    WACHOVIA CORPORATION

    Wachovia has licensed our technology and subscribed to our application hosting services, to extend its real-time, 24-hour electronic banking and financial services to a broad range of popular wireless and consumer electronic devices. We plan to work with Wachovia to develop and deploy separate retail and commercial wireless financial services offerings, each specially designed to meet the needs of Wachovia's retail and corporate customers. Wachovia has also licensed our technology for retail brokerage services.

    In November 2000, Wachovia launched wireless commercial banking services enabled by our 724 platform. Wachovia, one of the first U.S. banks to offer wireless commercial financial services, is using our application hosting and contact center services to support its rollout. Wireless access to Wachovia Connection Plus, an Internet-based cash management product, allows corporate customers to access real-time account information through Internet-enabled phones. The 724 platform enables Wachovia's treasury clients to securely and conveniently view, pay, issue or return positive pay exceptions, to retrieve an intraday position report, to view summary account information, and to view, approve or cancel payments through wireless access to Wachovia Connection Plus.

    KEYCORP

    In September 2000, we entered into a pilot agreement with KeyCorp which will enable KeyCorp to introduce interactive wireless banking services to its Internet banking customers. KeyCorp's wireless banking services, based on our 724 platform, will allow customers to access real-time account information, transfer funds between accounts, pay bills and access stock-market information on a variety of Internet-enabled wireless devices, such as digital mobile phones, pagers and personal digital assistants.

    In November 2000, we entered into a licensing and consulting services agreement with KeyCorp relating to our LiveClips and alerts technology. LiveClips will enable KeyCorp to offer consumers secure, single sign-on access to all of their Internet-based accounts and content in one consolidated view.

    BBVA BANCOMER

    In July 2000, we announced an agreement with BBVA Bancomer, under which BBVA Bancomer may use our products to enable mobile wireless banking for its customers throughout Mexico and Spanish-speaking communities in the U.S. Our
724 platform would enable BBVA Bancomer customers to use a wide range of Internet-enabled devices such as mobile phones, personal digital assistants and pagers to gain access to their real-time financial information, including account information and statements, transaction details, intra-bank transfers and bill payments, along with value-added content such as news, weather and financial market updates. This service can be offered in both Spanish and English.

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    CLARITYBANK.COM

    Claritybank.com is an exclusively online bank established in 2000 to provide real-time, next-generation financial services to businesses and consumers. Claritybank.com is one of the first national banks to offer wireless service to its entire customer base. In February 2000, we entered into an agreement to license our solution to Claritybank.com. In November 2000, Claritybank.com launched its first offering of wireless banking services to its entire customer base. Claritybank.com is the first Internet-only financial institution to deploy our technology, and one of the first national banks to deliver wireless services to its customer base across the U.S.

TECHNOLOGY

    Our open-architecture platform communicates with our customers' systems primarily using an industry standard called Open Financial Exchange (OFX). Our services support connectivity with a variety of protocols, including Internet protocol. Our services run on the Windows NT and the Sun Solaris operating systems. We believe that our open architecture allows us to rapidly integrate a wide range of new technologies, in order to enhance the functionality and reliability of our solution.

    Our architecture complies with Common Object Request Broker Architecture (CORBA), a standard for application software design used widely in the software industry. We also use other widely accepted standards in developing our product, including:

    - encryption technologies such as Certicom's Elliptical Curve Cryptography
      (ECC) and Secure Socket Layer (SSL), and RC4, a technology that permits the encryption of large amounts of data;

    - Hypertext Transfer Protocol (HTTP), the primary data protocol used for Internet communications; and

    - Simple Mail Transport Protocol (SMTP), a standard protocol for e-mail transmissions among different types of systems.

    We are a member of the Wireless Application Protocol Forum, an industry association that has developed a leading standard for wireless information and telephony services on digital mobile phones and other digital wireless devices. Members of this organization include network service providers, device manufacturers, leading infrastructure providers and software developers.

    Our programs are written in C++ and Java, widely accepted standard programming languages for developing object-oriented applications. We also make extensive use in our software applications of Extensible Markup Language (XML), which was completed by the World Wide Web Consortium in 1998, and Extensible Style Language (XSL).

RESEARCH AND DEVELOPMENT

    As of September 30, 2000, our research and development department consisted of 244 employees. These units are responsible for assessing new technologies, new release schedules, product architecture, security, performance engineering, product requirements, quality assurance and product support.

    Our research and development expenditures were $2.2 million for the year ended December 31, 1998, $7.3 million for the year ended December 31, 1999, and $20.8 million for the nine months ended September 30, 2000.

    In August 1999, we established an advanced technology center. Our advanced technology center is primarily a research center focused on rapidly developing innovative technologies from the concept stage to the prototype stage. The advanced technology center's main objectives are to gain early access to emerging technologies, improve our products and services, expedite deployment to our customers

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and create mutually beneficial relationships with customers, network service providers and device manufacturers. As of September 30, 2000, the advanced technology center employed seven individuals with expertise in specialized areas such as carrier, database and encryption technologies.

    In July 1999, we established a performance engineering group. The objective of this group is to establish benchmarks for our technology, to recommend and validate reference architectures and to provide feedback to the architecture and product groups. We invest heavily in performance engineering to ensure that our products will be scalable for large numbers of users and transaction volumes.

SALES, MARKETING AND CUSTOMER SUPPORT

    As of September 30, 2000, we employed 32 people in sales in North America, Europe and Asia Pacific. In addition, as of September 30, 2000, we employed 16 people in our marketing department. Our sales employees generally receive incentive compensation based on individual sales volume. Deloitte & Touche, through a strategic relationship, assists us in implementing our products with large financial institutions worldwide.

    We offer our customers consulting services to assist in the installation and deployment of our products, as well as ongoing product support. Services offered during installation include training, configuration, and connectivity to existing systems. We believe that our customer support and consulting services result in improved customer satisfaction and loyalty, a shorter sales process, faster implementation and an increase in the sales of our product.

    Our personnel typically work directly with our customers' in-house personnel to implement our solution. We bring together and coordinate the technology and resources needed to deliver a single solution to customers who do not wish to use their in-house resources to implement our products.

STRATEGIC RELATIONSHIPS

    We are establishing worldwide relationships with wireless and other network service providers, content portals, device manufacturers, technology companies and content providers to facilitate the adoption of our customers' 724-enabled products and services. We anticipate that some of these relationships will lead to formal arrangements in which we will incorporate new technologies into our platform, or in which we will adapt our solution to support new types of devices. Through strategic relationships, we seek to gain technological leadership, worldwide access and positioning and an early awareness of emerging Internet technologies. We believe that our participation in the development of these technologies at an early stage provides us with a competitive advantage to bring new products and services to our customers.

    We are working with network service providers, such as AT&T Wireless, Bell Mobility and Sprint; data center service providers, such as Exodus Communications and Singapore Telecom; device manufacturers, such as 3Com, Ericsson, Motorola, Neopoint, Nokia, Qualcomm and Research In Motion; software and technology companies, such as Sonera SmartTrust, Neomar, Edge Matrix, Baltimore Technologies, Certicom, Sun Microsystems, CheckFree and Brodia; financial services firms, such as MasterCard; channel/distribution companies, such as Corillian Corporation, Parker's Edge, CrossMar, Inc. and Politzer & Haney; system integrators, such as Deloitte & Touche; strategy consultants, such as McKinsey & Co.; and content providers, such as Maptuit, Bridge, Reuters, Morningstar and Sina.com. We believe that our solution benefits each of these types of companies, as greater demand for digital wireless financial services helps increase consumer loyalty and drive wireless airtime usage, consumer electronic device sales and the consumption of other products and services.

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COMPETITION

    The market for our products and services is becoming increasingly competitive. The widespread adoption of open standards may make it easier for new market entrants and existing competitors to introduce products that compete against ours. We believe that we will compete primarily on the basis of the quality, functionality and ease of integration of our products, as well as on the basis of the price. As a provider of a comprehensive Internet solution to financial institutions, we assess potential competitors based primarily on their management, functionality and range of services, the security and scalability of their architecture, their client base and geographic focus and their capitalization and other resources.

    Our current and potential competitors include:

    - FINANCIAL INSTITUTIONS WITH IN-HOUSE SOLUTIONS: Financial institutions that develop their own in-house solution with internal expertise and outsourced service providers and products are a primary source of competition. These include Celestial Securities Limited's wireless trading service in Hong Kong; the wireless trading capability developed by Fidelity using Research In Motion's two-way pagers; the wireless trading service offered by DLJ Direct (a subsidiary of Credit Suisse First Boston) in the U.S.; and the wireless brokerage service provided by the on-line broker Fimatex in France.

    - SOFTWARE VENDORS FOCUSED ON FINANCIAL INSTITUTIONS AND OTHER LARGE
      COMPANIES: Competitors include Aether Systems and w-Technologies. In addition, various companies active in the Internet banking and brokerage businesses with a primary focus on back-end processing, middleware or front-end personal computer platforms for retail Internet banking are potential competitors. These include companies such as S1 Corporation, CosmosBay, Brokat, TIBCO Software and Sanchez Computer Associates. Tantau was a potential competitor to us in this category, and will continue to be one if our merger is not completed.

    - NETWORK SERVICE PROVIDERS: Sprint and BellSouth in the U.S. and NTT DoCoMo in Japan are leaders in wireless data services. NTT DoCoMo provides consumers with wireless banking services from over 50 banks as part of its i-Mode service. Other network service providers with advanced wireless data service initiatives include US West, Bell Atlantic, AT&T Wireless Data Services, Nextel, VodafoneAirtouch and Voicestream in the U.S., Vodafone, British Telecom, Cellnet, Orange and One 2 One in the U.K., Deutsche Telecom in continental Europe, J-Phone, DDI and IDO in Japan, SingTel, MobileOne and StarHub in Singapore, and Telstra, Optus and Vodafone in Australia.

    - DEVICE MANUFACTURERS: Ericsson, Nokia, Motorola and other large wireless device manufacturers are attempting to sell their technology to financial institutions and other enterprises in our primary markets. These manufacturers may market to these potential customers their own technology and technology of our competitors in a manner that may reduce our sales.

    - SOFTWARE VENDORS, SERVICES VENDORS AND PORTALS: Companies that provide browsers for digital mobile phones and the infrastructure to link devices to network service providers and the Internet, such as Openwave and Microsoft, are positioning themselves to provide wireless data services. Companies offering wireless data services such as e-mail, calendar access, aggregation of content, and a mobile e-commerce platform include InfoSpace.com, mobilefinance.com, Wireless Knowledge (a joint venture between Qualcomm and Microsoft), Research In Motion, Go America, EmailPager, Logica, CMG and portals, such as America Online, Yahoo! and Excite@Home. Software companies primarily focused on commercial wireless applications are also potential competitors, including Qualcomm Wireless Business Systems, Broadbeam, Dynamic Mobile Data and Mobimagic Co., a newly formed joint venture between Microsoft and NTT Mobile.

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INTELLECTUAL PROPERTY

    We protect our proprietary technology through a combination of contractual confidentiality provisions, trade secrets, and patent, copyright and trademark laws. We have applied for registration of several trademarks, including
"724 Solutions," "724 Solutions & Arrows Design," "724 Solutions Financial Services Platform," "Tellmewhen," "Tellmewhen.com," "Secureofx," "Poet," "E-Anywhere," "724 Solutions & Design," "Your Customer is in Motion," "PartnerExpress," "Liveclips," "Clip and Paste," "EZLogin," "JumpPage," "Login.com," "Surfroom," "Dimecuando" and "Dimecuando.com." To protect our trademarks throughout the world, we have applied for registration of some or all of our trademarks in Europe, Canada, the United States, the United Kingdom, Japan, Australia and Mexico. Besides "724 Solutions," which has been registered in the U.K., none of these trademarks has yet been issued.

    We have also applied for patents for applications relating to our mobile commerce technology, our 724 platform and our LiveClips product. We have applied for patent protection in Canada, the United States, Taiwan, Malaysia, the Philippines and through the Patent Cooperation Treaty, which is an international patent application designating multiple countries. To date, none of these patents has been issued.

    There can be no assurance that the confidentiality provisions in our contracts will be adequate to prevent the infringement or misappropriation of our copyrights, pending patents, trademarks and other proprietary rights. There can be no assurance that independent third parties will not develop competing technologies, or reverse engineer our trade secrets, software or other technology. Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of Canada and the United States. Therefore, the measures taken by us may not adequately protect our proprietary rights.

    We rely heavily on technology and other intellectual property licensed to us by third parties. For example, we have entered into license agreements with Certicom and Consensus for use of their encryption technology. In addition, we use certain third party software that may not be available to us on commercially reasonable terms or prices or at all in the future. Moreover, some of our third party license agreements are non-exclusive and, therefore, our competitors may have access to some of the same technology.

    To date, we have not been notified that our product infringes on the proprietary rights of third parties, but third parties could claim infringement by us with respect to our existing or future products. Any claim of this kind, whether or not it has merit, could result in costly litigation, divert management's attention, cause delays in product installation, or cause us to enter into royalty or licensing agreements on terms that may not be acceptable to us.

    In October 2000, we received a letter from Tellme Networks, Inc., a developer of Internet-related telecommunications services, claiming that our use of our "TellMeWhen" mark relating to our notification services in the U.S. will infringe that company's rights. To date, we have not received notice of any litigation with respect to this issue, and believe that we have meritorious defenses to this claim.

EMPLOYEES

    As of September 30, 2000, we had a total of 460 employees. None of our employees are covered by any collective bargaining agreements.

PROPERTIES

    Our principal offices are located in Toronto, Ontario. We have also rented offices in New York, New York; San Francisco, California; Cupertino, California; Concord, California; Chicago, Illinois; London, U.K.; Paris, France; Sydney, Australia; Tokyo, Japan; Hong Kong and Barbados. We believe that we will need to obtain additional facilities as we expand our international operations, and increase the size of our organization.

LEGAL PROCEEDINGS

    We are not currently a party to any material legal proceedings.

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                          724 SOLUTIONS -- MANAGEMENT

    The following table sets forth information about our directors and executive officers.


NAME                                     AGE                             POSITION
----                                   --------   ------------------------------------------------------
Gregory Wolfond......................     39      Chairman, Chief Executive Officer and Director
Christopher E. Erickson..............     35      President and General Counsel
Andre Boysen.........................     36      Chief Technology Officer
Karen Basian.........................     38      Chief Financial Officer
Mina Wallace.........................     45      Executive Vice-President of Field Operations
Alistair Rennie......................     35      Executive Vice-President of Marketing
Christopher Jarman...................     41      Executive Vice-President, Mobile Commerce
David Pasieka........................     43      Senior Vice-President, Application Hosting
Richard Costolo......................     37      Senior Vice-President, Notification Services Spyonit
Lloyd F. Darlington..................     55      Director
Martin A. Stein......................     60      Director
James D. Dixon.......................     57      Director
Harri Vatanen........................     38      Director
Alan Young...........................     34      Director
Heather Reisman......................     52      Director
Barry J. Reiter......................     52      Director
Holger Kluge.........................     58      Director
J. Robert S. Prichard................     51      Director


    GREGORY WOLFOND. Mr. Wolfond co-founded our company in July 1997 and has served as Chief Executive Officer and a director since September 1997 and Chairman since April 1998. In 1987, Mr. Wolfond founded Footprint
Software Inc., a financial services software company specializing in object-oriented agent and sales technologies with an emphasis on branch automation. At Footprint, Mr. Wolfond helped to develop systems designed for ease of use across large financial institutions. IBM purchased Footprint in May 1995, and Mr. Wolfond continued to serve as Chief Executive Officer of Footprint until July 1997. While at IBM, Mr. Wolfond helped develop IBM's network computing technology for the financial services industry. Mr. Wolfond has a BA in Computer Science from the University of Western Ontario. After the completion of the merger, Mr. Wolfond will resign from his position as Chief Executive Officer, but will retain his position as Chairman.

    CHRISTOPHER ERICKSON. Mr. Erickson co-founded our company with Mr. Wolfond. He has served as President and General Counsel since our inception and as a director between July 1998 and July 2000. Mr. Erickson also served as corporate secretary until July 2000. In 1989, he founded Cygnus Computer Associates Ltd., a software engineering firm that specialized in developing client-server applications. While continuing to act as President of Cygnus he joined Fasken Campbell Godfrey, a Canadian law firm, as a corporate/commercial technology lawyer in 1994. In July 1997 he sold his interest in Cygnus and left Fasken Campbell Godfrey to start our company. He is a director of the Washington, D.C. based Computer Law Association and Chairman of the E-Commerce Subcommittee of the Investment Funds Institute of Canada. He has also served as a director of the Foundation for Responsible Computing and as a director and general counsel to the Interactive Multimedia Arts and Technologies Association. Mr. Erickson is a graduate of the computer engineering program (B.Sc.) at the University of Waterloo and of the University of Toronto Law School (LLB). He is a licensed professional engineer (P.Eng.) and a lawyer qualified to practice in Ontario.

    ANDRE BOYSEN. Mr. Boysen has served as our Chief Technology Officer since March 1998, and served as a director between July 1998 and July 2000. He has extensive experience in the financial software and telecommunications industry. Mr. Boysen acted as Chief Technology Officer for Footprint between March 1996 and March 1998. As CEO of Footprint's Asia Pacific operations between 1994

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and 1996, he established its operations in Australia, New Zealand, Hong Kong,
Singapore and Thailand. Between 1990 and 1994, he served as CEO of Open Systems Limited, which developed turnkey client-server systems for several large companies. He sold his interest in Open Systems when he joined Footprint.
Mr. Boysen has a B.Sc. in Computer Engineering from the University of Ottawa and an MBA from the Richard Ivey School of Business at the University of Western Ontario.

    KAREN BASIAN. Ms. Basian joined our company as Chief Financial Officer in February 1999. In September 1994, she joined Frito-Lay as Finance Director of Hostess Frito-Lay, and became Director of Strategic Planning for Frito Lay North America in July 1995. She served as Chief Financial Officer and Vice-President, Finance at Hostess Frito-Lay from September 1996 to February 1999. She has also held positions with Bain & Company, from March 1989 to August 1994, where she served as a consultant, and with Deloitte & Touche, from September 1984 to December 1987, where she specialized in international tax. Ms. Basian has an Honors degree in Business Administration from the University of Western Ontario, an MBA from IMD, Lausanne, Switzerland and is a Chartered Accountant.

    MINA WALLACE. Ms. Wallace joined our company in April 1999 as Executive Vice President of Field Operations. In 1991, she joined PeopleSoft Canada as Vice President of Sales, and became General Manager of Sales in 1996. Between 1986 and 1991, she held an executive sales position at Dun & Bradstreet Software. Ms. Wallace has a Bachelor of Education and an MBA from the University of Manitoba.

    ALISTAIR RENNIE. Mr. Rennie joined our company in April 1999 as Senior Vice President of Marketing, and was promoted to Executive Vice President of Marketing in July 2000. In 1989, Mr. Rennie joined IBM as a business analyst and held various product management and marketing positions with IBM until April 1999, becoming Program Director, Applications Server Marketing, in 1997. Mr. Rennie has a BA in Economics and an Honors degree in Business Administration from the University of Western Ontario.

    CHRISTOPHER JARMAN. Mr. Jarman has served as our Executive Vice President, Mobile Commerce, since August 2000. Between 1995 and July 2000, Mr. Jarman served as MasterCard International's Senior Vice President of Global Mobile Commerce. Between 1991 and 1994, Mr. Jarman served as Vice President of International Business Development of the ORGA Group of Companies, and between 1987 and 1991, he served as Manager -- Smart Cards of TSB Bank.


    DAVID PASIEKA. Mr. Pasieka has served as our Senior Vice President, Application Hosting, since January 2000. Mr. Pasieka served as Senior Vice-President -- Local Services of AT&T Canada from July 1999 to January 2000, and served as Vice-President and General Manager of MetroNet Communications, a telecommunications company, from December 1996 to June 1999. Mr. Pasieka also served as Vice-President Access Management from August 1995 to November 1996, and Vice-President Marketing from February 1994 to July 1995 of Unitel Communications, a telecommunications company. Mr. Pasieka has a B.Sc. degree from the University of Waterloo and an MBA from the University of Toronto.


    RICHARD COSTOLO. Mr. Costolo has served as our Senior Vice President, Notification Services, since our acquisition of Spyonit in September 2000.
Mr. Costolo served previously as Chief Executive Officer of Spyonit, which he co-founded in 1999. Prior to that time, from 1998 through 1999, Mr. Costolo formed Burning Door, a web consulting company. From 1995 through 1996, Mr. Costolo served as Vice President of Product Development for Digital Knowledge Assets, a provider of web-based consulting services. Mr. Costolo also spent eight years with Andersen Consulting, from 1987 through 1995, where he served as a Senior Manager. Mr. Costolo holds a B.Sc. in Computer Science from the University of Michigan.

    LLOYD F. DARLINGTON.  Mr. Darlington has served as a director since
July 1998. Mr. Darlington was originally appointed to our board as a nominee of Bank of Montreal under a shareholders' agreement with our strategic investors, which terminated in January 2000. In May 1996, he was appointed as Chief Technology Officer and General Manager of Bank of Montreal and, since
November 2000, he has acted as President and Chief Executive Officer, Emfisys (Bank of Montreal's technology division) and Head, E-Business, of Bank of Montreal. He is a director of Cebra Inc., Bank of Montreal's wholly-owned electronic commerce subsidiary, and of Symcor Inc., a payment processing corporation owned and operated by three of Canada's major financial institutions. He began his career with Bank of Montreal in 1967 and, since 1980, has held a variety of executive positions. Most recently, he served as Executive Vice President, Operations from 1989 to 1996. Mr. Darlington received a BA in English and Psychology from McGill University and an MBA from Concordia University.

    MARTIN A. STEIN. Mr. Stein has served as a director since September 1998. He is the President of Sonoma Mountain Ventures, a company he founded in October 1998. Prior to founding Sonoma Mountain Ventures, Mr. Stein served as Vice-Chairman of Technology and Operations of Bank America Corporation, was a member of the bank's Office of the Chairman and served as Vice-Chairman of the capital budget committee. Mr. Stein joined Bank America in June 1990 as Executive Vice-President. Before joining Bank America, Mr. Stein served as Executive Vice President and Chief Information Officer of PaineWebber in New York. Mr. Stein is a member of the board of several companies in the financial services and technology industries, including Bank of Hawaii, LYNX Photonic Networks and Wall Street Access. Mr. Stein has also served as a director of Sequent Computer Systems, Payment Net and FICS, a Belgian software company.
Mr. Stein received a BA from Saint John's University, attended New York University's Graduate School of Business, and received an Honorary Doctorate in Commercial Science from Saint John's University.

    JAMES D. DIXON.  Mr. Dixon has served as a director since June 1999.
Mr. Dixon was originally appointed to our board as a nominee of Bank of America under a shareholders' agreement with our strategic investors, which terminated in January 2000. He has served as President of bankofamerica.com since February 2000, where he is responsible for Internet business development and the exploration of strategic alliances and joint ventures. He previously served as Group Executive of Bank of America Technology and Operations, a subsidiary of Bank of America Corporation, between September 1998 and February 2000. From 1991 until the merger of NationsBank Corporation and Bank America Corporation, Mr. Dixon served as President of NationsBank Services, Inc. Prior to that, he served as Chief Financial Officer of C&S/Sovran Corporation, a predecessor to NationsBank.

    HARRI VATANEN.  Mr. Vatanen has served as a director since August 1999.
Mr. Vatanen was originally appointed to our board as a nominee of Sonera under a shareholders' agreement with our strategic investors, which terminated in January 2000. Mr. Vatanen served as the President of Sonera SmartTrust and Senior Vice President of Sonera Corporation, formerly Telecom Finland Ltd., and in October 2000, he was appointed Senior Vice President of Business Development, focusing on enabling technologies. Mr. Vatanen has worked in the telecommunications industry for more than 15 years. Prior to joining Sonera, Mr. Vatanen worked at a communications services management consulting company. Prior to working as a consultant, he worked for Nokia Datacommunications in the product development and international sales and marketing departments as a development manager of future projects. Mr. Vatanen has a Master of Science in telecommunications, information technology, and economics from Helsinki University of Technology.

    ALAN YOUNG.  Mr. Young has served as a director since August 1999.
Mr. Young was originally appointed to our board as a nominee of Citigroup under a shareholders' agreement with our strategic investors, which terminated in January 2000. Since March 1998, he has served as Vice-President and Senior Director, Access Devices and Distribution Technologies for e-Citi, a division of Citigroup. From March 1995 to March 1998, Mr. Young served as Vice President of Engineering of Viacom Inc., where he had responsibility for implementing Viacom's worldwide satellite distribution strategy. From

September 1991 to March 1995, he served as a Technical Manager for MTV Europe, where he had responsibility for developing MTV Europe's satellite distribution strategy. Mr. Young graduated from the University of York with a Masters degree in Engineering. From August 1988 to September 1991, Mr. Young worked for British Telecom, developing service specifications for television satellite uplink facilities.

    HEATHER REISMAN.  Ms. Reisman has served as a director since May 2000.
Ms. Reisman is President, Chair and Chief Executive Officer of Indigo Books and Music, a leading Canadian retailer. Prior to founding Indigo Books and Music in 1996, Ms. Reisman served as President of Cott Corporation, a leading supplier of retailer-branded beverages. Ms. Reisman, a past Governor of The Toronto Stock Exchange and of McGill University, is currently a member of the board of Rogers Cable Inc., an entertainment, information and communication services company, Chair of the board of Vincor International, an international wine company, and an Officer and member of the Executive Committee of Mount Sinai Hospital in Toronto, Ontario.

    BARRY J. REITER.  Mr. Reiter has served as a director since May 2000.
Mr. Reiter has been a corporate/commercial and technology lawyer at Torys, an international law firm, since 1982, and serves as Chairman of the Torys Technology Group. He currently serves as Chairman of Algorithmics, Inc. and Battery Technologies Inc., and a director of Alliance Atlantis
Communications Inc., Efos Inc., Eco Waste Solutions Inc., Lorus
Therapeutics Inc., Royal Bank Ventures Inc. and Telepanel Systems Inc. Prior to joining Torys, Mr. Reiter served as a law professor at the Faculty of Law, University of Toronto.

    HOLGER KLUGE. Mr. Kluge has served as a director since May 2000. Mr. Kluge served as President, Personal and Commercial Bank, CIBC from 1990 until he retired in May 1999. Mr. Kluge joined CIBC in 1959 and held various management positions in the CIBC branch system in Canada and in corporate and international banking in Singapore, Japan and Hong Kong. In 1990, Mr. Kluge was appointed as CIBC's President, Individual Bank, where he was responsible for retail and private banking operations worldwide. CIBC's Individual Bank division was renamed Personal and Commercial Bank in 1993 to more accurately reflect the unit's responsibilities. Mr. Kluge is a director of T.A.L. Global Asset Management Inc., Husky Energy Inc., Hutchison Telecommunications (Australia) Ltd., Vlinx.com, Tom.com Limited, Polyphalt Inc., Prologic Corp, Hong Kong Electric Group and Covenant House Toronto.

    J. ROBERT S. PRICHARD.  Mr. Prichard has served as a director since
August 2000. Mr. Prichard has served as a Professor of Law and Public Policy and President Emeritus at the University of Toronto since July 2000, and served as President of the University of Toronto between 1990 and 2000. Currently,
Mr. Prichard serves as director to a number of corporations including Bank of Montreal, Onex Corporation, Four Seasons Hotels, and Biochem Pharma Inc. He is also a member of the advisory board of the World Bank Institute, a national trustee of the NeuroScience Canada Foundation, chair of the Advisory Council of the Centre for Comprehensive Research in Childhood Cancer of the Pediatric Oncology Group of Ontario, and a director of Historica. He was appointed an officer of the Order of Canada in 1994 and received the Order of Ontario in 2000. Mr. Prichard studied economics at Swarthmore College, and received an M.B.A. in finance and international business from the University of Chicago's Graduate School of Business, an L.L.B. from the University of Toronto and an L.L.M. from Yale Law School.

    COMMITTEES. We have an audit committee that oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of its systems of internal accounting and auditing control. The members of the Audit Committee are Holger Kluge, James Dixon and J. Robert S. Prichard. We also have the following committees:

    - THE COMPENSATION COMMITTEE, which is comprised of Gregory Wolfond, Lloyd Darlington, James Dixon, Alan Young and Heather Reisman;

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
    - THE STOCK OPTION COMMITTEE, which is comprised of Gregory Wolfond; and

    - THE CORPORATE GOVERNANCE COMMITTEE, which is comprised of Barry Reiter, Holger Kluge, Lloyd F. Darlington, Martin A. Stein and Alan Young.

MANAGEMENT OF 724 SOLUTIONS AFTER THE MERGER

    Following the merger, several changes will take place with respect to our management. First, subject to the approval of The Toronto Stock Exchange, which we have agreed to diligently pursue, three members of Tantau's board of directors and one advisory director of Tantau will become members of our board of directors: John Sims, Ted White, Joseph Aragona and Charles Goldman.

    In addition, the following officers of Tantau will become executive officers of 724 Solutions after completion of the merger:

NAME                               CURRENT POSITION WITH TANTAU        NEW POSITION WITH 724 SOLUTIONS
----                           -------------------------------------   -------------------------------
John Sims....................  President and Chief Executive Officer   Chief Executive Officer

Harald Sammer................  Executive Vice President and Chief      Chief Technology Officer
                               Technology Officer

Peter Klante.................  Vice President of Marketing             General Manager of
                                                                       Infrastructure -- Business Unit

    Mr. Wolfond will resign from his position as Chief Executive Officer at the effective time of the merger and Mr. Sims will be appointed as the Chief Executive Officer at that time. In addition, after the effective time of the merger, Messrs. Sammer and Klante will be appointed to their respective positions set forth in the above table. Christopher Erickson, our current President and General Counsel, will become our Executive Vice President, Corporate Development and General Counsel, and Andre Boysen, our current Chief Technology Officer, will become our Chief of Strategic Initiatives. John Reece, currently Tantau's Chief Financial Officer, will become a Vice President of
724 Solutions, a non-executive officer position.

    Tantau has furnished the following information with respect to these individuals:

    JOHN SIMS. Mr. Sims, Tantau's co-founder, has served as Tantau's President and Chief Executive Officer since inception. From November 1995 until Tantau's founding in February of 1999, Mr. Sims served as Chief Operating Officer of SCC Communications. From November 1985 until November 1995, Mr. Sims served in several management positions at Tandem Computers, including Vice President and General Manager of Tandem's worldwide telecommunications business. Mr. Sims also served in various financial and general management positions with the Burroughs Corporation from June 1977 until November 1985. Mr. Sims holds an Accounting degree from the University of Glasgow, Scotland.

    HARALD SAMMER. Mr. Sammer, also a Tantau co-founder, has served as Tantau's Executive Vice President and Chief Technology Officer since inception. Beginning in June 1996, Mr. Sammer served as Vice President and General Manager of the Tektonic Business Unit for Tandem Computers and Mr. Sammer continued to serve in that position after Tandem was acquired by Compaq until Tantau's founding in February 1999. Mr. Sammer also held the position of Director of Tandem's High Performance Research Center between June 1986 and June 1996. Mr. Sammer holds an Engineering degree in Communications Technology from Hohere Technische Bundeslehr und Versuchsanstalt in Modling, near Vienna, Austria.

    PETER KLANTE. Mr. Klante has served as Tantau's Vice President of Marketing since inception, where he was responsible for all of Tantau's worldwide marketing initiatives. Between April 1998 until

October 1999, Mr. Klante served as Vice President of Marketing for Vignette Corporation. Mr. Klante served as Vice President of Marketing for Fulcrum Technologies between May 1996 and March 1998. Between January 1994 and
April 1996, Mr. Klante was Senior Director of Notes Products for Lotus Development. Mr. Klante holds a Business Mathematics degree in Computer Science and Business Administration from the University of Waterloo in Waterloo, Ontario, Canada.

    TED WHITE. Mr. White has served as an advisory director to Tantau's board of directors since February 2000. Since 1985, Mr. White has served as the President of Frederick T. White & Associates Inc., a technology marketing and investment company. From December 1985 to February 1991, Mr. White was a General Partner of Ventures West Management. In addition, from August 1986 to
December 1997, Mr. White was a director of Tandem Computers (Canada) and served as Chairman from September 1995 until the merger of Tandem and Compaq Computers in December 1997. Mr. White holds a Bachelor of Applied Science and an MBA from the University of Toronto.

    JOSEPH ARAGONA. Mr. Aragona, a General Partner of Austin Ventures, has served on Tantau's board of directors since April 1999. Mr. Aragona joined Austin Ventures in 1982. In addition, Mr. Aragona has served as a director of Pervasive Software Inc. since June 1995. Mr. Aragona has a BA in Economics from Harvard University and an MBA degree from the Harvard University School of Business Administration.

    CHARLES GOLDMAN. Mr. Goldman, a Principal of Chase Capital Partners, has served on Tantau's board of directors since June 2000, and also currently sits on the board of directors of USA.net, which is a global e-messaging service provider, Informio Corporation, an Internet infrastructure provider, and iWon, an Internet portal and cash sweepstakes website. From 1990 to 1992, Mr. Goldman worked with the Global Finance Department of Dillon, Read & Co. Mr. Goldman also worked with the Consumer Long Distance Division of Sprint in 1995. Mr. Goldman holds a B.A. from the University of Pennsylvania, a B.S. from the Wharton School of the University of Pennsylvania and an M.B.A. from the Harvard Business School.

    In the year ended December 31, 1999, Tantau accrued aggregate compensation to these individuals, including Mr. Reece, of $585,211, for services rendered in all capacities. In that year, these individuals, including Mr. Reece, were also awarded options to purchase an aggregate of 528,000 shares of Tantau's common stock, at a weighted average exercise price of $0.10 per share. These options had expiration dates of 10 years.

724 SOLUTIONS EXECUTIVE COMPENSATION

    AGGREGATE COMPENSATION

    During the year ended December 31, 1999, we paid aggregate compensation of approximately US$1.0 million to all of our executive officers and directors for services rendered in all capacities. In addition, we issued to these individuals in that year options to purchase an aggregate of 448,000 common shares, with a weighted average exercise price of US$6.57. Each of these options was granted with a term of 10 years.

    SUMMARY COMPENSATION TABLE

    The following table sets forth the remuneration paid to our Chief Executive Officer and to our four highest paid executive officers whose total salary and bonus exceeded Cdn. $100,000 (approximately US$65,000) for the year ended December 31, 1999.


                                                            OTHER       SECURITIES
                                                           ANNUAL       UNDER OPTIONS   ALL OTHER
NAME AND PRINCIPAL POSITION        SALARY       BONUS     COMPENSATION   GRANTED        COMPENSATION
Gregory Wolfond,                 $218,434      $126,768     $ 1,162         --          Cdn.$2,467
Chairman and Chief Executive
Officer

Christopher Erickson,            $116,280         --         --             --          Cdn.$2,393
President and General Counsel

Andre Boysen,                    $116,280         --         --             --          Cdn.$2,013
Chief Technology Officer

Kerry McLellan,                  $181,863         --        $30,238         --          Cdn.$2,299
Chief Operating Officer(1)

Karen Basian,                    $100,365(2)      --         --            200,000      Cdn.$1,603
Chief Financial Officer

(1) Mr. McLellan served as our Chief Operating Officer until August 2000.

(2) Represents the total salary earned by Ms. Basian in 1999. Ms. Basian commenced her employment as our Chief Financial Officer in February 1999. Ms. Basian's annual salary was Cdn.$178,000 in 1999.

    OPTION GRANTS IN 1999

    The following table sets forth the options to purchase common shares granted to the executive officers named in the summary compensation table set forth above under our stock option plans in fiscal 1999.

                                   SECURITIES UNDER   PERCENTAGE OF TOTAL
                                       OPTIONS         EMPLOYEE OPTIONS
NAME                                   GRANTED          GRANTED IN 1999     EXERCISE PRICE   EXPIRATION DATE
----                               ----------------   -------------------   --------------   ---------------
Karen Basian.....................       60,000                7.1%              $ 1.71       February 2009
                                        20,000                2.4%              $ 3.75       October 2009
                                       120,000               14.2%              $10.00       December 2009

    OPTION EXERCISES IN 1999 AND FINANCIAL YEAR-END OPTION VALUES

    The following table sets forth the aggregate number of outstanding options to purchase our common shares held by the executive officers set forth in the summary compensation table above as of December 31, 1999, together with the value of such options at the end of the fiscal period. None of these officers exercised any options in 1999.

    Since there was no public market for our common shares as of December 31, 1999, the value of an "in-the-money" option represents the difference between the aggregate estimated fair market value of our common shares issuable upon exercise of the option and the aggregate exercise price of the option.

The estimated fair market value of a common share as of December 31, 1999, as determined by management, was $10.00.

                                                                                     VALUE OF UNEXERCISED
                                       UNEXERCISED OPTIONS AT FISCAL YEAR-END      IN-THE-MONEY OPTIONS AT
                                             EXERCISABLE/UNEXERCISABLE                 FISCAL YEAR END
NAME                                             (NUMBER OF SHARES)             EXERCISABLE/UNEXERCISABLE ($)
----                                   --------------------------------------   ------------------------------
Gregory Wolfond......................              --                                      --
Christopher Erickson.................              333,332/66,668                      3,219,987/644,013
Andre Boysen.........................              333,332/66,668                      3,219,987/644,013
Kerry McLellan.......................             233,332/166,668                    2,253,987/1,610,013
Karen Basian.........................              40,000/160,000                        331,600/290,800

    EMPLOYMENT CONTRACTS

    Each of the executive officers named in the summary compensation table set forth above has an employment agreement with us. Each employment agreement provides the executive officer with a compensation package which includes salary, benefits and options to purchase common shares under our stock option plans. We retain all proprietary and intellectual property rights in everything created, developed or conceived of by any of our employees while employed with us or our affiliates. So long as any employee, including executive officers, is employed with us, they are typically bound by non-competition and non-solicitation covenants during their term of employment and for one year thereafter.

    COMPENSATION OF DIRECTORS

    We do not presently pay any cash compensation to directors for serving on the Board of Directors, but do reimburse directors for out-of-pocket expenses for attending board and committee meetings. In 2000, we also granted options to purchase our common shares to all of our directors who are not also executive officers. In addition, in August 1999, Martin Stein entered into a consulting arrangement with us under which he received consulting fees and options to purchase 48,000 common shares at US$3.75 per share. This agreement has been terminated. See "724 Solutions -- Related Party Transactions" for details regarding the consulting arrangement between us and Mr. Stein.

    STOCK OPTION PLANS

    Since inception, as we have increased our presence in different geographic regions, and effected acquisitions of other companies, we have adopted or assumed a total of four stock option plans:

    - the 2000 Stock Option Plan;

    - the Canadian Option Plan;

    - the U.S. Option Plan; and

    - the ezlogin Option Plan.

    As of September 30, 2000, options to purchase 3,876,137 of our common shares were outstanding under these plans, at a weighted average exercise price of $27.08 per share.


    A large percentage of our outstanding options have exercise prices that are significantly higher than the current prices at which our common shares trade on the Nasdaq National Market and The Toronto Stock Exchange. We believe that this factor is likely to increase the difficulties that we may encounter in retaining the officers and employees upon whom we depend for our future success. Although we have not yet determined how we will address this issue, members of our management team are currently considering a variety of strategies. These strategies include issuing additional options, lowering the exercise prices of our outstanding options, issuing additional options to personnel who agree to rescind all or a portion of their options, and/or paying additional cash compensation to our personnel. We may undertake a combination of these strategies, or develop new plans for compensating our personnel.



    Some of these strategies could have a substantial adverse impact upon our financial results in future periods, in that we could be required to record very large cash or non-cash compensation expenses, which would cause our losses to increase. However, because we have not yet determined the strategy or strategies that we will pursue, we cannot estimate at this time the precise impact that these actions will have on our financial condition and results of operations.


    2000 STOCK OPTION PLAN. In December 1999, we approved our new 2000 Stock Option Plan, which was implemented upon completion of our initial public offering. As a result of amendments subsequently approved by our board and shareholders, an aggregate of 3,800,000 shares are currently reserved for issuance under this plan, of which 2,174,750 remained available as of September 30, 2000 for future grants. Options granted under the Canadian Option Plan and the U.S. Option Plan were unaffected by the adoption of the 2000 Stock Option Plan. Our Stock Option Committee administers the 2000 Stock Option Plan, subject to the guidelines determined by our Compensation Committee. Any grants outside of these guidelines will require the prior approval or subsequent ratification of the Compensation Committee. The 2000 Stock Option Plan provides for the grant of options to our employees, officers, directors and consultants and those of our affiliates worldwide. Both incentive stock options and non-qualified stock options are available to U.S. residents that receive awards under the 2000 Stock Option Plan. Options held by any person under the 2000 Stock Option Plan together with any other options or other share compensation arrangements granted to that person may not, at any time, exceed 5% of the aggregate number of our common shares outstanding from time to time. The options granted under the 2000 Stock Option Plan will have a maximum term of 10 years and an exercise price of no less than the fair market value of the common shares on the date of the grant, or 110% of fair market value in the case of an incentive stock option granted to an employee who owns common shares having more than 10% of the aggregate voting power of our outstanding equity securities. If a change of control of our company occurs, all options granted under the 2000 Stock Option Plan become automatically vested and exercisable in full.

    CANADIAN STOCK OPTION PLAN. We adopted this plan in September 1997. The Canadian Stock Option Plan provides for the grant of options to our employees, officers, directors, consultants and advisors, as well as those of our affiliates. All options granted under the plan have a maximum term of 10 years and have an exercise price per share of no less than the fair market value of our common shares on the date of the option grant, as determined by the Board of Directors or a duly authorized committee. If an optionee's employment, directorship or consulting relationship with us is terminated without cause, the vested portion of any grant will remain exercisable until the expiration date of the stock option. In the event of termination for cause, the vested portion of any grant will remain exercisable for a period of 30 days after the date of termination. Unvested options will expire on termination unless the options would have vested within six months or within the required notice period under applicable law following a termination without cause, whichever is earlier, or within one year if termination is due to death or disability. If a change of control of 724 Solutions occurs, all options become immediately vested and exercisable. If an optionee under the Canadian Stock Option Plan ceases to be an employee or consultant of ours or of one of our affiliates, we are entitled to exercise a call right to repurchase all options beneficially owned by the optionee.

    We will not grant additional options under this plan.

    U.S. STOCK OPTION PLAN.  We adopted this plan in October 1999. The
U.S. Stock Option Plan provides for the grant of options and restricted shares to our employees, officers, directors and consultants, and those of our affiliates. The plan provides for the grant of both incentive stock options and non-qualified stock options.

    Non-qualified stock options granted under the plan have a maximum term of 10 years and an exercise price of no less than 85% of the fair market value of our common shares on the date of the grant, as determined by the Board of Directors or a duly authorized committee, or 110% of the fair market value for those optionees who own common shares representing more than 10% of the aggregate voting power of our outstanding securities. The rights of an optionee upon the termination of his or her employment, directorship or consulting relationship with us and upon a change of control of 724 Solutions are similar to those rights discussed in the Canadian Stock Option Plan above. We are entitled to exercise a call right to repurchase all options beneficially owned by an optionee under the U.S. Stock Option Plan if an optionee ceases to be an employee or consultant of ours or of one of our affiliates.

    We will not grant additional options under this plan.


    EZLOGIN STOCK OPTION PLAN.  We assumed the ezlogin Stock Option Plan in
June 2000, in connection with our acquisition of ezlogin. An aggregate of approximately 92,000 of our common shares were initially subject to grant under the plan. We will not issue any options under this plan in the future. Instead, any of the former directors, officers, employees and consultants of ezlogin that have continued to have a professional relationship with us and who receive equity compensation awards will do so under our 2000 Stock Option plan, or any other plans that we may adopt in the future.

                    PRINCIPAL SHAREHOLDERS OF 724 SOLUTIONS

    To our knowledge, except as noted below, as of November 15, 2000, our only shareholders beneficially owning or exercising control or direction over more than 5% of our common shares are as set forth in the table below. In addition, the table sets forth the beneficial ownership of each of our directors and executive officers, as well as our directors and executive officers as a group. Percentage ownership before the merger is based upon 39,083,867 common shares outstanding as of November 15, 2000. Percentage ownership after the merger is based upon the issuance of an estimated 17.0 million additional common shares on the closing date of the merger.

    For purposes of this table, the term "beneficial ownership" includes outstanding shares, as well as shares issuable upon exercise of vested options, and options that vest within 60 days.


                                                 NUMBER OF         PERCENT OF            PERCENT OF
NAME OF SHAREHOLDER                            COMMON SHARES   CLASS BEFORE MERGER   CLASS AFTER MERGER
-------------------                            -------------   -------------------   ------------------
Sonera Corporation(1)........................    6,400,000             16.4%                11.4%
Citigroup Inc.(2)............................    5,450,000             14.0%                 9.7%
Bank of Montreal(3)..........................    3,938,570             10.1%                 7.0%
Gregory Wolfond(3)(4)........................    3,750,000              9.6%                 6.7%
1319079 Ontario Inc.(3)(5)...................    3,740,000              9.6%                 6.7%
Bank of America Corporation..................    3,200,000              8.2%                 5.7%
Christopher E. Erickson(6)...................      401,000              1.0%                   *
Andre Boysen(7)..............................      273,332                *                    *
Karen Basian(8)..............................       80,800                *                    *
Mina Wallace(9)..............................       41,400                *                    *
Alistair Rennie(10)..........................       27,666                *                    *
David Pasieka(11)............................        9,600                *                    *
Christopher Jarman...........................        1,000                *                    *
Richard Costolo..............................      240,464                *                    *
Lloyd F. Darlington..........................      --                    --                   --
Martin A. Stein(12)..........................       90,000                *                    *
James D. Dixon...............................        5,000                *                    *
Harri Vatanen................................      --                    --                   --
Alan Young...................................        3,846                *                    *
Heather Reisman..............................      --                    --                   --
Barry J. Reiter..............................      --                    --                   --
Holger Kluge.................................      --                    --                   --
J. Robert S. Prichard........................      --                    --                   --
Directors and executive officers as a group
  (18 persons)(13)...........................    4,924,108             12.3%                 8.6%


------------

*   Less than 1%.

(1) These shares are held beneficially and of record by Sonera SmartTrust Ltd., a wholly-owned subsidiary of Sonera Corporation.

(2) These shares are held of record by Citicorp Strategic Technology Corporation, a subsidiary of Citigroup Inc. In December 2000, Citigroup filed a Form 144 with the SEC indicating that it would sell up to 1,300,000 of these shares.

(3) Gives effect to the transactions described under "-Blue Sky Capital/1319079 Ontario/Bank of Montreal."

(4) Consists of shares held by Blue Sky Capital Corporation, a corporation of which Mr. Wolfond is the sole director and shareholder.

(5) 1319079 Ontario is a privately-held Ontario corporation, a majority of the shares of which are currently owned by two discretionary trusts, being The Melvyn Wolfond Family Trust and The Arthur Wolfond Family Trust. The potential beneficiaries of The Melvyn Wolfond Family Trust include, among others, Gregory Wolfond. However, Gregory Wolfond has not been allocated any beneficial interest and does not exercise management, control or direction in respect of the shares of 724 Solutions held by either of these trusts. These amounts give effect to the transactions described under "-Blue Sky Capital/1319079 Ontario/Bank of Montreal."

(6) Includes 400,000 common shares issuable upon exercise of presently vested options or options that vest within 60 days.

(7) Consists of common shares issuable upon exercise of presently vested options, or options that vest within 60 days.

(8) Includes 80,000 common shares issuable upon exercise of presently vested options or options that vest within 60 days.

(9) Includes 40,000 common shares issuable upon exercise of presently vested options or options that vest within 60 days.

(10) Includes 26,666 common shares issuable upon exercise of presently vested options or options that vest within 60 days.

(11) Includes 6,000 common shares issuable upon exercise of presently vested options or options that vest within 60 days.

(12) Includes 88,000 common shares issuable upon exercise of presently vested options or options that vest within 60 days.

(13) Includes 913,998 common shares issuable upon exercise of presently vested options or options that vest within 60 days.


    BLUE SKY CAPITAL/1319079 ONTARIO/BANK OF MONTREAL. Before December 2000, each of Blue Sky Capital and 1319079 Ontario held 4,000,000 of our common shares. Mr. Gregory Wolfond is the sole director and shareholder of Blue Sky Capital. Until December 2000, Mr. Wolfond also had the power to vote and dispose of the shares held by 1319079 Ontario, although he did not hold any equity interest in 1319079 Ontario other than nominal value voting shares. Several parties, including the trusts described in note 5 above, held non-voting fully-participating equity interests in 1319079 Ontario. This arrangement was adopted by these parties due to the restrictions set forth in the shareholders' agreement in place among our initial investors prior to our initial public offering, which did not permit Mr. Wolfond to otherwise allow his extended family and his business associates to directly invest in our shares.


    On December 21, Bank of Montreal purchased 250,000 of our common shares from Blue Sky Capital and 260,000 of our shares from 1319079 Ontario. Bank of Montreal has indicated that it acquired these shares for investment purposes.

    As a consequence of our initial public offering, the provisions of our shareholders' agreement which prohibited other direct investments were terminated. In July 2000, the lock-up agreements executed by Blue Sky Capital and 1319079 in connection with our initial public offering expired. Mr. Wolfond and the shareholders of 1319079 therefore concluded that it is appropriate for the shareholders of 1319079 Ontario to assume the management, control and direction of that entity, including, in particular, investment decisions with respect to the shares of 724 Solutions held by that entity. Therefore, on December 22, Mr. Wolfond surrendered his voting control of 1319079 Ontario and resigned from its board of directors in favor of appointees of its shareholders. Mr. Wolfond therefore disclaims beneficial ownership or control over 1319079 Ontario's investment in 724 Solutions.


    1319079 Ontario continues to own the 3,740,000 common shares. The Melvyn Wolfond Family Trust described in note 5 above, as the holder of the majority of its voting securities, may be deemed to have the ability to control
1319079 Ontario, including the power to vote or to dispose of the common shares held by this corporation. However, under the registration rights agreement described under "724 Solutions -- Related Party Transactions -- Registration Rights," Mr. Wolfond will retain the ability to exercise the right to require us to register common shares held by 1319079 Ontario and Blue Sky Capital.


    ADDITIONAL INFORMATION. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of 724 Solutions.

    To our knowledge, we are not directly or indirectly owned or controlled by any other corporation or foreign government.

    As of December 15, 2000, approximately 130 of the recordholders of our common shares had addresses in the U.S. These holders owned 17,778,999, or approximately 45.5% of our total issued and outstanding common shares.

                  724 SOLUTIONS -- RELATED PARTY TRANSACTIONS

BANK OF MONTREAL

    In April 1998, we entered into a share subscription agreement and a technology licensing agreement with the Bank of Montreal (BMO), which holds 3,938,510 of our common shares. Under the share subscription agreement, on April 30, 1998, BMO subscribed for 1,000,000 common shares for Cdn. $1,000,000 and received an option to subscribe for 2,428,570 additional common shares for Cdn. $1,000,000 exercisable in the event that BMO extended its technology licensing agreement with us for a second year and paid the second year's technology licensing fee. In October 1998, following BMO's extension of the technology license agreement, BMO exercised its option and subscribed for the 2,428,570 additional common shares.

    Under the technology licensing agreement, BMO has agreed, for a term currently expiring on February 28, 2001, to license all of our technology that is now, or that during the term of the agreement will be, available to our customers generally. BMO has extended the term of the agreement through February 28, 2002. Under this agreement, we have also agreed to provide BMO related support and maintenance services. The license fee for the first two years of the agreement was Cdn. $3,000,000 annually. The license is extendable annually at the option of the Bank of Montreal. With each extension, the BMO license will include any upgrades developed and generally provided to or intended to be generally provided to our customers during that extension period. BMO will retain the right to use all of the technology previously licensed under the agreement, whether or not the license is extended.

    If BMO does not extend the general license, it may specifically license additional technology from us that is made generally available to our customers. The fee for this additional technology will be equal to the lowest price at which this technology is made available to our other customers that process similar volumes of business with our 724 platform.

    Initially, BMO had the right to be the exclusive Canadian financial institution to which we would license our technology. In November 1998, BMO agreed to waive this right in return for our agreement to pay to it an amount equal to a percentage of the license fees paid to us by any other Canadian financial institution customers that we may have, if any, up to a maximum of Cdn.$700,000 per year, so long as BMO's general license is in effect. BMO will not be entitled to receive this payment if it does not annually extend its general license. As of September 30, 2000, no amounts have been subject to payment under this provision.


    In December 2000, we entered into an agreement with BMO which amended the original technology licensing agreement to authorize BMO to act as a service bureau, including sublicensing and hosting, in relation to our products. The agreement is limited to financial institutions in North America having a total global asset value of less than $20.0 billion. We have also agreed to offer to BMO the opportunity to present to financial institutions that have a total global asset value between $20.0 billion and $30.0 billion an offer to provide hosting services in connection with our products. BMO has agreed to pay to us royalty fees and maintenance fees with respect to any customers that are provided with these services under the agreement. We have agreed to provide maintenance, support and other services to BMO for the benefit of these customers. Where the opportunity arises to provide our services to the targeted customers under the agreement, we will promote BMO as the preferred service provider. In addition, we will promote BMO as the preferred hosting services partner for third parties that seek to be appointed by us as a hosting services partner.


BANK OF AMERICA

    In June 1999, we entered into a subscription agreement with Bank of America and a technology licensing agreement with Bank of America National Trust & Savings Association, an affiliate of Bank of America and a predecessor of Bank of America, N.A. Under the subscription agreement, on June 1, 1999 Bank of America subscribed for 541,790 common shares at a price of $3.69 per share for gross proceeds of $2,000,000 and committed to subscribe for 541,790 additional common shares for $2,000,000, which it completed in October 1999. On August 2, 1999, an option and subscription amending agreement was entered into, which granted Bank of America the option to acquire a further 2,116,420 common shares for an aggregate subscription price of $8,243,456, which was exercised in October 1999.

    Under the license agreement, Bank of America has agreed, through February 1, 2001, to license all of our technology that is now, or that during the term of the agreement will be, generally available to our customers. The technology license agreement provides for a fixed license fee to be paid by Bank of America to us over a twenty-month period commencing on June 1, 1999, in exchange for the delivery of specific products over the term of the agreement and for a license of all technology generally available to our customers and developed during the license period. If these products are not delivered, or do not satisfy the required specifications, a portion of the license fee payable under this arrangement is refundable. The license is extendable annually at the option of Bank of America. With each extension, Bank of America's license will include any upgrades developed and generally provided or intended to be generally provided to our customers during that extension period. Bank of America will retain the right to use all of the technology previously licensed under the agreement, whether or not the license is extended.

    If Bank of America does not subscribe for an extension of its general license in February 2001 or at the end of any renewal term thereafter, it will have the right, exercisable for four years after it ceases to subscribe to the general license, to specifically license additional technology from us that is made generally available to our customers. For two years after it ceases to subscribe to the general license, Bank of America will retain the right to reinstate the license by making a catch-up payment equal to the aggregate amount of fees that would otherwise have been paid had the license been renewed each year.

    In June 1999, we also entered into a software maintenance and support agreement with Bank of America under which Bank of America pays an annual maintenance fee for maintenance and support relating to the technology provided under the technology license agreement. In addition, under the agreement, we charge Bank of America on a time and materials basis in connection with installation, implementation and modification of customized code and enhancements. This agreement has an initial term of two years and is renewable annually at the option of the parties.

    In 2000, we entered into additional agreements in connection with the technology license agreement to provide Bank of America with application hosting services and implementation consulting services including a master services agreement under which we will provide services to Bank of America and its affiliates. These services will be provided under separate statements of services that will incorporate all the terms and provisions of the master services agreement and detail the services to be performed, the price to be paid for the services, the designated project managers and any other additional provisions the parties may agree upon. The master services agreement will continue through November 2004 unless either party terminates the agreement upon six months prior written notice. In 2000, we have also provided Bank of America with consulting services related to our LiveClips offering. During the nine months ended September 30, 2000, we recognized an aggregate of $5.6 million for license fees and other services from Bank of America.

CITIGROUP

    In August 1999, we issued to Citicorp Strategic Technology Corporation, a subsidiary of Citigroup, 950,000 common shares at a price of $3.83 per share, for gross proceeds of $3,633,750. Citicorp Strategic Technology Corporation also contracted at the time to subscribe for 5,450,000 additional common shares at a price of $3.83 per share upon the satisfaction of specific conditions, including the receipt of applicable regulatory approvals. These additional shares were purchased in October 1999 for gross proceeds of $20,846,250.

    Citigroup has announced its intention to implement our 724 platform worldwide under the leadership of its e-Citi division. In December 1999, we entered into a master technology license agreement with Citicorp Strategic Technology Corporation. The initial term of the master agreement is five years. The agreement enables Citigroup and its affiliates to license our technology by entering into separate agreements which will incorporate the terms of the master agreement. The specific terms of any agreement of this type, including the specific technology to be licensed, the license fees to be paid to us, the term of the license, and other material terms, may vary. We are working with a number of Citigroup subsidiaries to deliver our 724 platform to their banking and brokerage customers. To date, we have entered into agreements under the master technology license agreement with an affiliate of Citigroup in Singapore, and with Salomon Smith Barney in Australia.

    Citicorp Strategic Technology Corporation is required to pay to us a specified minimum amount during each year that the master agreement is in effect, whether or not Citigroup or any Citigroup affiliates actually enter into agreements under the master agreement to license our technology. These required payments to us will increase each year of the agreement, up to specified maximum levels, based on specified targets relating to the number of world-wide Citigroup customers that use services based upon our 724 platform, the number of Citigroup affiliates that license our technology and the amount of revenue generated under this agreement. Our revenues under the master license agreement will remain at the minimum amounts if we do not enter into additional agreements under the master agreement.

    We have agreed to provide to each Citigroup licensee maintenance services relating to the technology that we license under the master agreement. These maintenance services will include, among other things, the provision of updates and upgrades to our technology that are generally made available to our customers. The master agreement also provides that we will perform services for Citigroup affiliates that license our technology under the agreement, including consulting, development, implementation and other services. The terms of any services of this type, including the fees to be paid to us for these services, will be set forth in a separate agreement that will be entered into by us and the applicable Citigroup affiliate.

    In the nine months ended September 30, 2000, we recognized an aggregate of $2.4 million in license fees and fees for other services from Citigroup's affiliates.

    We agreed to purchase from Citicorp Strategic Technology Corporation a range of consulting services that are described in the master agreement. These services will include consulting services relating to the promotion of our technology for adoption by Citigroup's affiliates. We agreed to pay, for these services, a fee that will be calculated based upon the number of Citigroup affiliates that enter into agreements to license our technology during the first year of the master agreement, which ends in December 2000. In the nine months ended September 30, 2000, we paid approximately $400,000 for these services.

    In connection with the merger, we received financial advisory services from Salomon Smith Barney, an affiliate of Citigroup. We have agreed to pay to Salomon Smith Barney $1.5 million for these services.

SONERA CORPORATION

    In August 1999, we issued 6,400,000 common shares to Sonera Corporation for a price of $3.83 per share for gross proceeds of $24,480,000. Sonera has since caused these shares to be transferred to a wholly-owned subsidiary, Sonera SmartTrust Ltd.

MARTIN A. STEIN

    Beginning in August 1999, we received consulting services from Martin A. Stein, one of our directors. Mr. Stein provided strategic planning advice in connection with our business. The consulting arrangement for a two-year term ending in August 2001, but has been terminated by the parties.

Mr. Stein received a monthly fee of approximately $34,000 during the term of the contract, and has been issued a stock option under our Canadian Stock Option Plan to purchase 48,000 common shares, with an exercise price of $3.75 per share.

MCLELLAN PATENT APPLICATION

    In July 1999, we entered into an agreement with Dr. Kerry McLellan, a former director and our former chief operating officer, under which we purchased his rights under patent applications filed in the U.S. and Canada relating to a security system for electronic transactions. We paid Dr. McLellan a nominal purchase price for these rights and agreed to reimburse him for the expenses that he incurred in filing these applications. The applications cover a security system that we do not expect to incorporate into our products in the near future. Under our agreement, we have agreed to pay Dr. McLellan a portion of any licensing fees that we receive from any license of the rights covered by these patent applications and a portion of the proceeds of any sale of these rights. Dr. McLellan also has the right to repurchase the rights covered by the patent applications from us until the earlier of May 2001 or the date on which a U.S. patent governing the technology is issued. We have the right to terminate Dr. McLellan's royalty rights, rights to receive a portion of any sale proceeds and right to buy back these rights until July 2003.

BLUE SKY CAPITAL CORPORATION AND 1319079 ONTARIO INC.

    In September 1997, we issued 3,999,800 common shares, together with an option to purchase an additional 4,000,000 common shares, to Blue Sky Capital Corporation, an entity controlled by our Chairman and Chief Executive Officer, for an aggregate purchase price of approximately Cdn. $2.0 million. Blue Sky had earlier subscribed for 200 common shares upon our formation. The option was transferred to 1319079 Ontario, and was exercised in October 1998 at an exercise price of Cdn. $0.50 per share. See "Principal Shareholders of 724 Solutions."

REGISTRATION RIGHTS

    In connection with our merger agreement with Tantau, we have agreed to terminate a registration rights agreement that we previously had with several of our initial investors, and agreed to enter into a new registration rights agreement before the closing of the merger. After the completion of the merger, these revisions will provide some of Tantau's stockholders with some of the piggy-back rights that existed in the original agreement. Three groups of our shareholders will receive registration rights under this agreement:

    - our founder, Greg Wolfond, Blue Sky Capital and 1319079 Ontario, who in the aggregate hold approximately 7,490,000 of our common shares;

    - several of our initial strategic investors, including Bank of America, Bank of Montreal, Citigroup and Sonera, who in the aggregate hold more than 20.0 million of our common shares; and

    - several of Tantau's shareholders, including Austin Ventures and Chase Capital Investments, who own, in aggregate, approximately 12,840,000 shares of Tantau's Series A preferred stock, 6,446,112 shares of Tantau's Series B preferred stock, and warrants to purchase 310,880 additional shares of Tantau's Series B preferred stock, which will be exchanged in the merger for approximately 12.2 million common shares of 724 Solutions in the aggregate.

    Under this agreement, each of the three groups of shareholders described above will receive rights to require us to register their holdings of our common shares under the applicable securities laws of the U.S. and/or Canada. Our founder, together with Blue Sky Capital and 1319079 Ontario, acting as a group, and our strategic investors, acting as a group, will each obtain the right to demand us to effect such a registration. A demand from either our founder, Blue Sky Capital and 1319079 Ontario, on the one hand, or the strategic investors, on the other hand, will enable the other two groups of shareholders to include their shares in that registration. In addition, if we commence the registration of our shares under specified circumstances other than as a result of a demand under the agreement, each of these three groups of shareholders will also have the right to include their shares in that registration.

    Each of Mr. Wolfond, Blue Sky Capital and 1319079 Ontario, on the one hand, and the strategic investors, on the other hand, will receive the right to demand us to register shares on two separate occasions per group. A demand registration, together with the other shares included in that registration under the agreement, must provide for the resale of at least US$20.0 million of our shares.

    SHORT FORM REGISTRATIONS. Once we become eligible to file a short form registration statement in the U.S. on Form F-3 or S-3 (and/or the equivalent short-form prospectus rules of Canada), which we expect to occur in February 2001, Mr. Wolfond, Blue Sky Capital, and 1319079 Ontario, acting as a group, and the strategic investors, acting as a group, may require us to file a registration statement to enable them to resell all or a portion of their shares. These registrations are unlimited in number, but we cannot be required to effect such a registration if we have registered shares after a demand under the agreement during the 180 day period before the new demand. A short-form registration of this kind must cover common shares amounting to at least US$15.0 million.

    TANTAU SHARES SUBJECT TO RESALE LIMITATIONS. The Tantau shareholders that are parties to the agreement will not be able to require us to register any shares that are subject to the resale restrictions described in "The Merger." However, if we effect a registration of our shares before the expiration of the first three months after the effective date of the merger, these Tantau shareholders may request us to include up to 15% of their shares in that registration. Including these shares in that registration will reduce, by the same number, the number of shares that they would otherwise be permitted to sell under the resale restrictions following that three month period.

    TERMINATION OF REGISTRATION RIGHTS. The registration rights granted under the agreement will terminate as follows:

    - in the case of our founder, Blue Sky Capital and 1319079 Ontario, and in the case of our strategic investors:

       - in January 2004, or

       - if earlier, the time at which their shares are generally freely tradable under U.S. and Canadian securities laws, and the aggregate ownership of the relevant shareholder is less than specified minimum amounts; and

    - in the case of the Tantau shareholders:

       - in January 2004, or

       - upon the transfer by that shareholder of our shares to another party, or

       - if the relevant shareholder holds less than specified minimum amounts.

    PRIORITY IN UNDERWRITTEN OFFERINGS. If shares are registered under the agreement in an underwritten offering in which the managing underwriter advises us that market conditions require us to limit the number of shares that may be sold in that offering, the agreement provides for an allocation of the shares to be sold between any shares that we seek to sell, the shareholders that are parties to the agreement, and any other shareholders that are including shares in that registration.

    EXPENSES AND INDEMNIFICATION. We are generally required to pay the expenses of any registration required to be made under the agreement, although the shareholders will be responsible for the payment of their own brokerage fees or underwriting expenses in connection with any sale. Under some circumstances, we will be required to indemnify the shareholders that are parties to the agreement for any liabilities arising under applicable securities laws in connection with a registration of their shares.

    ADDITIONAL REGISTRATION RIGHTS. The agreement limits our ability to grant specified types of registration rights deemed to be superior to, or greater than, some of the rights provided in the agreement.

             TANTAU SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    Tantau's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. The following selected historical consolidated financial data of Tantau has been derived from Tantau's historical consolidated financial statements, which have been audited by KPMG LLP. The selected consolidated financial data presented below should be read in conjunction with "Tantau -- Management's Discussion and Analysis of Financial Conditional Results of Operations" and Tantau's consolidated financial statements and the notes thereto contained elsewhere in this information statement/prospectus.


                                                                                    PERIOD FROM
                                                                                 FEBRUARY 11, 1999
                                                            NINE MONTHS ENDED      (INCEPTION) TO
                                                           SEPTEMBER 30, 2000    DECEMBER 31, 1999
                                                           -------------------   ------------------
                                                                (In thousands of U.S. dollars)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
    Software license revenue.............................        $  5,413              $ 2,296
    Professional services revenue........................           1,161                  580
                                                                 --------              -------
    Total revenue........................................           6,574                2,876
                                                                 --------              -------
Cost of revenue:
    Software license.....................................             133                  155
    Professional services................................             897                  601
                                                                 --------              -------
    Total cost of revenue................................           1,030                  756
                                                                 --------              -------
Gross profit.............................................           5,544                2,120
                                                                 --------              -------
Operating expenses:
    Research and development.............................           5,808                3,328
    Sales and marketing..................................           7,550                2,637
    General and administrative...........................           6,155                4,480
                                                                 --------              -------
    Total operating expenses.............................          19,513               10,445
                                                                 --------              -------
Loss from operations.....................................         (13,969)              (8,325)
                                                                 --------              -------

Other income (expense):
    Gain on sales of assets..............................           5,213                   --
    Realized loss on investment in Accrue
      Software, Inc......................................         (31,413)                  --
    Interest expense.....................................            (550)                  --
    Interest income......................................           1,080                  247
                                                                 --------              -------
    Net other income (expense)...........................         (25,670)                 247
                                                                 --------              -------
Net loss.................................................        $(39,639)             $(8,078)
                                                                 ========              =======


                                                          SEPTEMBER 30, 2000    DECEMBER 31, 1999
                                                          -------------------   ------------------
                                                               (In thousands of U.S. dollars)
CONSOLIDATED BALANCE SHEET DATA:
    Working capital.....................................       $ 27,698               $ 3,259
    Total assets........................................         62,910                 7,529
    Note payable, net of current portion and discount...          3,380                    --
    Deferred gain on sales of assets, net of current
      portion...........................................         17,516                    --
    Series A redeemable, convertible preferred stock....         12,533                12,533
    Series B redeemable, convertible preferred stock....         39,939                    --
    Series B redeemable, convertible preferred stock
      purchase warrants.................................          1,655                    --
    Stockholders' deficit...............................       $(45,239)              $(7,255)

               TANTAU -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Tantau was incorporated in February 1999 to develop, design and deliver software and related services that enable enterprises to conduct high-volume, secure, m-commerce transactions. The founders of Tantau were previously employed within the High Performance Research Center at the Tandem Division of Compaq Computer, developing software for facilitating the processing of e-commerce transactions. Under an asset transfer agreement entered into in March 1999 between Compaq Computer and the newly formed Tantau, Compaq transferred substantially all of the assets relating to this High Performance Research Center to Tantau in exchange for shares of Tantau's Series A preferred stock. Shortly thereafter, Tantau raised working capital funds through the sale of additional shares of its Series A preferred stock to a group of venture capital investors.

    During the 12-month period following the February 1999 inception of Tantau, its operations were primarily devoted to the development of technologies central to its business, recruiting key personnel and raising capital. With the launch of Tantau's Wireless Internet Platform in February 2000, Tantau expanded its operations by increasing the size of its infrastructure to support expected growth as a result of this launch.

    The Wireless Internet Platform was initially marketed to end-point customers, such as banks, brokerage firms and retailers, that require the ability to process transactions from multiple locations 24 hours a day, seven days a week. To date, purchasers of the Wireless Internet Platform have included Chase Manhattan Bank, Commerzbank, Credit Suisse Group, MeritaNordenbanken, the New Zealand Stock Exchange, Rabobank International and SE Banken. Tantau's customers are located throughout the world, with 45%, 51% and 4% of Tantau's total revenues in the nine months ended September 30, 2000 derived from customers with their principal offices in North America, Europe and the Pacific Rim (including Australia), respectively.

SOURCES OF REVENUE

    Tantau derives revenues primarily under license agreements with its customers and related professional services.

    SOFTWARE LICENSE REVENUE

    Tantau's software license revenue is generated principally from the licensing of its products, including the Wireless Internet Platform, directly to enterprises and indirectly through value-added resellers and original equipment manufacturers.

    Tantau recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition" (SOP 97-2), as modified by SOP 98-9. SOP 97-2, as modified, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. These elements include items such as software products, upgrades, enhancements, post-contract customer support, installation and training. The fair value of an element must be based on evidence that is specific to the vendor. If evidence of fair value does not exist for all elements of a license agreement and post-contract customer support is the only undelivered element, then all revenue for the license arrangement is recognized ratably over the term of the agreement. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the arrangement fee is recognized as revenue.

    Tantau licenses its products to end users primarily under perpetual licenses. Tantau's standard perpetual license agreement includes post-contract customer support for a specified period of time. Thereafter, post-contract customer support can be renewed annually for an additional fee. Tantau uses the post-contract customer support renewal rate as evidence of fair value of this service. Since post-contract customer support is the only undelivered element in these arrangements, revenue is recognized using the residual method. The fair value of post-contract customer support is recognized over the term of support and the remaining portion of the arrangement fee is recognized after the execution of a license agreement and the delivery of the product to the customer, provided that there are no uncertainties surrounding the product acceptance, fees are fixed and determinable, collectibility is probable, and Tantau has no remaining obligations other than the delivery of the support.

    Tantau has entered into arrangements with original equipment manufacturers
(OEMs) and resellers. Under these arrangements, Tantau grants the OEM or reseller rights to sell products which incorporate Tantau's products for a specified period of time. Tantau's primary obligation to the OEM or reseller is to deliver a product master and any bug fixes under warranty provisions to maintain the product master in accordance with published specifications. In some arrangements, Tantau receives prepaid, non-refundable minimum license fees from the OEM or reseller. Because Tantau's primary obligations to an OEM or reseller have been fulfilled upon delivery of the product master, Tantau recognizes the prepaid, non-refundable minimum license fees as revenue as the fees become due and payable or upon delivery of the product master, whichever is later.

    PROFESSIONAL SERVICES REVENUE

    Professional services revenue consists primarily of fees for training, consulting, software maintenance and support. Tantau currently relies, and expects to continue to rely, on a combination of its internal professional services organization and third-party consulting firms to provide training and consulting services to its customers. Fees for these services are charged on a time-and-materials basis and are recognized as the services are performed. Maintenance fees are derived under annual maintenance agreements with customers, which enable customers to receive service and support from Tantau as well as product updates. Maintenance fees typically are set as a specified percentage of the customer's license fee and paid in advance for the maintenance period. Revenues under maintenance agreements are deferred and recognized on a straight-line basis over the contract period.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE PERIOD FROM FEBRUARY 11,
  1999 (INCEPTION) TO DECEMBER 31, 2000


    THE FOLLOWING PRESENTS A COMPARISON OF THE RESULTS OF OPERATIONS FOR TANTAU FOR THE PERIOD FROM FEBRUARY 11, 1999 (INCEPTION) TO DECEMBER 31, 1999 TO THE RESULTS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2000. WHILE THESE ARE NOT IDENTICAL CALENDAR PERIODS, TANTAU BELIEVES THAT THE COMPARISONS PROVIDE A MEANINGFUL BASIS FOR AN EVALUATION OF THE RESULTS OF OPERATION OF TANTAU OVER THE RELATIVELY SHORT DURATION OF ITS OPERATIONS SINCE INCEPTION.


    REVENUES

    SOFTWARE LICENSE. Software license revenue increased 136% to $5.4 million for the nine months ended September 30, 2000 from $2.3 million for the period from inception to December 31, 1999. This increase primarily resulted from the introduction of the Wireless Internet Platform in February 2000 and the initial licensing of this product to customers in the 2000 period.

    PROFESSIONAL SERVICES. Professional services revenue increased 100% to $1.2 million for the nine months ended September 30, 2000 from $580,000 for the period from inception to December 31, 1999.

The increase was primarily attributable to training and consulting services requested by customers as they deployed the Wireless Internet Platform within their operations.

    COST OF REVENUE. Cost of revenue primarily is composed of personnel costs associated with Tantau's customer support, training and professional services operations, as well as royalty fees paid to third parties and amounts paid to third-party consulting firms for consulting and implementation services. Cost of revenue was $1.0 million for the nine months ended September 30, 2000, as compared to $756,000 for the period from inception to December 31, 1999. As a percentage of total revenues, cost of revenue represented 16% and 26% in these respective periods. The increase in the dollar amount of cost of revenue was primarily related to the higher software license revenue in the 2000 period as well as an increase in personnel needed to support Tantau's larger customer base in 2000.

    OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT. Research and development expenses primarily consist of compensation for Tantau's software development teams that are engaged in the enhancement of the Wireless Internet Platform and quality assurance and testing activities, as well as expenses for the services of independent consultants.

    Research and development expenses increased to $5.8 million for the nine months ended September 30, 2000 from $3.3 million for the period from inception to December 31, 1999. The increase in research and development expense was attributable to the addition of personnel in Tantau's research and development organization to expand product development activities. Tantau expects to continue to make substantial investments in research and development and, therefore, anticipates that research and development expenses will continue to increase as Tantau broadens the functionality of the Wireless Internet Platform.

    SALES AND MARKETING. Sales and marketing expenses include compensation for sales and marketing personnel and costs associated with advertising, trade show participation and preparation of marketing materials. Sales and marketing expenses increased to $7.5 million for the nine months ended September 30, 2000 from $2.6 million for the period from inception to December 31, 1999. The increase in sales and marketing expenses was primarily attributable to costs incurred in connection with the hiring and training of sales and marketing personnel, both domestically and internationally, as well as the cost of additional marketing programs designed to build awareness of the Tantau brand. In addition, in the period ended September 30, 2000 Tantau increased the number of sales personnel in order to manage effectively its relationships with major customers. Tantau anticipates that sales and marketing expenses will increase in future periods as Tantau expands its sales and marketing activities and increases its investment in its international sales and marketing infrastructure.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of compensation for personnel in corporate and administrative positions as well as general and corporate expenses such as accounting and legal fees and expenses. General and administrative expenses increased to $6.2 million for the nine months ended September 30, 2000 from $4.5 million for the period from inception to December 31, 1999. The increase in general and administrative expenses primarily was attributable to costs incurred in connection with hiring additional personnel. Tantau expects that general and administrative expenses will increase in future periods as Tantau adds personnel in general and administrative functions to support the expansion of its international operations.

    STOCK COMPENSATION RELATED TO STOCK OPTIONS. During the nine months ended September 30, 2000, and the period from inception to December 31, 1999, Tantau recorded $12.4 million and $3.6 million, respectively, of deferred stock compensation related to employee stock options. These deferred stock compensation charges represent the difference between the exercise prices of options to purchase shares of Tantau's common stock that were granted and the deemed fair value, for financial reporting purposes, of the shares of Tantau's common stock underlying these option grants on their respective dates of grant. The deferred stock compensation amount is being amortized on a straight-line basis over the related vesting periods of these options, which is generally four years. In addition, Tantau incurred $500,000 of stock compensation charge in the nine months ended September 30, 2000 related to options granted to contractors in exchange for services. The total stock compensation incurred has been recorded in the statements of operations in the following categories, based upon the function of the respective grantees:

                                                        2000        1999
                                                     ----------   --------
Cost of revenues...................................  $  338,000   $120,000
Research and development...........................     499,000    177,000
Sales and marketing................................   1,027,000    217,000
General and administrative.........................     247,000     58,000
                                                     ----------   --------
                                                     $2,111,000   $572,000
                                                     ==========   ========

    GAIN ON SALES OF ASSETS. During the nine-months ended September 30, 2000, Tantau sold substantially all of the assets related to its InfoCharger technology and J-product technology. The InfoCharger technology was sold to Accrue Software, Inc. in exchange for 1,666,667 shares of Accrue's common stock. The InfoCharger product provided an embedded data analysis engine for e-commerce applications, and was designed to automate the analysis and management of large volumes of data. Of the shares issued, 234,722 shares are held in escrow and will be released during the 12 months following the transaction in accordance with the indemnification provisions of the sale agreement. In addition, Tantau licensed certain software products and related post-contract support to Accrue for a two-year period in exchange for a payment of $5.0 million. These products will be sold by Accrue in conjunction with the InfoCharger technology. Tantau is recognizing the entire arrangement over the two-year term of the post-contract support. Tantau has allocated the stock proceeds to the sale of the InfoCharger assets and the cash proceeds to license revenue. The net gain on the sale of these assets, excluding the value of the shares in escrow, totalled
$46.1 million, of which $4.8 million has been recognized as gain on sale of assets in the period ended September 30, 2000. The balance is being amortized over the two-year period of post-contract support.

    The J-Product technology was sold to a third party in exchange for $900,000 in cash, payable in three equal installments. As part of the sale, Tantau licensed to the buyer certain technology rights including support through December 31, 2000. Tantau is recognizing the entire arrangment over the term of the technology rights and support. Of the proceeds received, Tantau has allocated $600,000 to the sale of the assets and $300,000 to the license and support. As of September 30, 2000, Tantau has recognized $412,000 as gain on sale of assets. The balance is being amortized over the license and support period ending December 31, 2000.

    REALIZED LOSS ON INVESTMENT IN ACCRUE SOFTWARE, INC. In September 2000, Tantau adopted a plan to dispose of the Accrue common stock that it received from the sale of the InfoCharger assets. At the time this plan was adopted, the value of Accrue's stock had declined significantly and, in the estimation of Tantau's management, the decline in the value of the Accrue stock was determined to be other than temporary. Tantau recorded a loss in the statement of operations of $31.0 million on its investment in Accrue based upon the fair value of Accrue's stock as of September 30, 2000. The fair value of the common stock of Accrue has continued to decline subsequent to September 30, 2000.

    INTEREST EXPENSE. Interest expense was $550,000 during the nine months ended September 30, 2000 under a note payable issued by Tantau. The note payable has a principal amount of $5.0 million and bears interest at a stated rate of 10%. In conjunction with the note payable, Tantau issued the lender warrants to purchase Tantau's Series B preferred stock. The value of the warrants has been recorded as a discount on the note payable and is being amortized to interest expense over the term of the note, resulting in an effective interest rate of approximately 16%.

    INTEREST INCOME. In the nine months ended September 30, 2000, Tantau recognized interest income of $1.1 million, as compared to $247,000 for the period from inception to December 31, 1999. This interest income was derived from cash and cash equivalent balances resulting from the unused portion of the proceeds from its private placement of Series B preferred stock completed in 2000 and the private placement of Series A preferred stock completed in the 1999.

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, Tantau has financed its operations through private sales of its Series A and Series B preferred stock, together with revenues derived from operations. During the period ended December 31, 1999, Tantau raised net proceeds of $10.9 million from the issuance and sale of shares of its Series A preferred stock. In June 2000, Tantau completed the sale of its Series B preferred stock in a private placement offering that provided approximately $40.0 million in net proceeds. Tantau believes that the proceeds from the June 2000 private placement, together with cash generated from its operations, will be sufficient to support Tantau's needs for at least the next 12 months.

    Net cash used in operating activities was $7.1 million for the nine months ended September 30, 2000 and $6.7 million for the period from inception to December 31, 1999. Net cash used in operating activities for the nine months ended September 30, 2000 reflected Tantau's net operating loss of $39.6 million, adjusted by the $31.4 million non-cash loss on investment in shares of Accrue stock that were received by Tantau from the sale of the assets of its InfoCharger technology to Accrue, gains of $5.2 million that resulted from the sales of the InfoCharger and J-Product technologies, $2.1 million of stock compensation charge, $680,000 of depreciation and amortization and changes in operating assets and liabilities.

    Cash used in investing activities was $327,000 for the nine months ended September 30, 2000 and $616,000 for the period from inception to December 31, 1999. Cash used in investing activities for the first nine months of 2000 reflected Tantau's purchases of capital equipment and other capitalized assets, offset by proceeds from the sale of J-Product technology. Tantau anticipates that capital expenditures will continue to increase as Tantau intends to devote significant resources to enhance the design and development of its Wireless Internet Platform.

    Cash provided from financing activities was $45.2 million for the nine months ended September 30, 2000, and $10.9 million for the period from inception to December 31, 1999. Cash provided from financing activities in 2000 reflected the net proceeds received from the private placement of Tantau's Series B preferred stock as well as indebtedness incurred under a subordinated note issued in February 2000.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    As of September 30, 2000, Tantau had approximately $41.1 million in investments with maturities of less than three months, a portion of which bears interest at variable rates. As a result, Tantau's interest income under variable rate instruments is sensitive to changes in the level of prevailing interest rates. However, due to the short-term nature of Tantau's investments, Tantau does not believe that it is subject to any material risks as a result of this exposure.

    Tantau transacts business in a variety of foreign currencies, and accordingly is subject to exposure from adverse movements in foreign currency exchange rates. Substantially all of Tantau's revenues are expected to be earned in U.S. dollars. A portion of Tantau's expenses is incurred in foreign currencies. Changes in the value of the foreign currencies relative to the U.S. dollar may result in currency translation gains and losses that could adversely affect Tantau's operating results. To date, foreign currency exchange rate exposure has been minimal.

    Tantau currently does not use financial instruments to hedge operating expenses denominated in foreign currencies. However, Tantau intends to assess the need to utilize financial instruments to hedge currency exposure on an on-going basis.

                               TANTAU -- BUSINESS

OVERVIEW

    Tantau is a global provider of software and services that enable enterprises to conduct high-volume, secure, m-commerce transactions while maintaining direct access to their customers. Tantau's primary product, the Wireless Internet Platform, creates a link for a variety of wireless and wired devices -- including cellular telephones, personal digital assistants, pagers and web browsers -- to interact with enterprise applications and data sources. The Wireless Internet Platform enables Tantau's customers, including banks, brokerage firms and retailers, to offer consumers the ability to conduct e-commerce activities, such as banking, stock trading and shopping, through wireless mobile devices. In addition, since many wireless carriers and network operators restrict access to only those websites maintained by companies with which they have business relationships, Tantau's customers can use the Wireless Internet Platform to maintain and reinforce their own customer relationships. Tantau has designed the Wireless Internet Platform with the objective of ensuring the scalability, availability, transaction security and integrity necessary for high volume, mission-critical applications, while providing seamless interoperability with numerous wireless devices, network protocols and operating systems.

    Tantau launched the Wireless Internet Platform on February 7, 2000, with initial commercial shipments beginning on February 18, 2000. Financial services institutions that are currently licensing the Wireless Internet Platform include Chase Manhattan Bank, Commerzbank, Credit Suisse Group, MeritaNordbanken, the New Zealand Stock Exchange, Rabobank International and SE Banken. Tantau uses both its direct sales force and third-party resellers for the marketing of the Wireless Internet Platform to its target customer base. To date, principal resellers of the Wireless Internet Platform include Compaq, Hewlett-Packard and Nokia.

    Tantau's technology traces its origins to a group of software developers, led by Mr. Harald Sammer, who comprised the High Performance Research Center at the Tandem Division of Compaq Computer. This team gained substantial experience in building high-scale, mission-critical transaction processing systems. Tantau was spun out from the Tandem Division of Compaq Computer in March 1999, with its initial assets consisting of the Internet infrastructure products that were then in development at the High Performance Research Center and the corresponding customer bases for those products.

    Tantau is a member of the Compaq Solutions Alliance, a worldwide partnering program for software developers, consultants, and system integrators. Tantau is also a participant in an initiative sponsored by Hewlett-Packard to promote mobile e-services by enabling the convergence of wireline, wireless and data communications networks. In addition, Tantau maintains strategic relationships with leading wireless certificate authorities and standards organizations, such as Baltimore Technologies, VeriSign and Radicchio.

    Headquartered in Austin, Texas, Tantau maintains offices throughout Europe, the United States, Australia and Japan, with significant engineering operations in Germany, Switzerland and Finland.

TANTAU SALES AND MARKETING STRATEGY

    While Tantau is in an early stage of development, the market opportunity that Tantau is seeking to address is very large. Therefore, Tantau believes that it must achieve market reach that extends beyond the current capabilities and size of its organization. To this end, Tantau has developed a sales and distribution channel strategy that combines direct selling and marketing efforts with indirect sales through manufacturers, systems integrators and independent software vendors. Additionally, in some parts of the world, such as Japan, Korea and Singapore, Tantau has sought to develop distribution relationships that are focused within that geographic region. Overall, Tantau expects to generate the majority of its revenue through its indirect sales and marketing channels.

    In establishing sales through its relationships with original equipment manufacturers, Tantau is targeting manufacturers of computer and infrastructure products that have significant sales reach. For example, Tantau entered into an OEM agreement with Compaq Computer under which Compaq will resell the Wireless Internet Platform to its customers in the telecommunications and financial services markets. Tantau is in discussions with other manufacturers of computer and infrastructure products to serve as resellers of the Wireless Internet Platform.

    Tantau also targets systems integrators, such as Siemens Business Services, Compaq Computer and HP Consulting, and independent software vendors, to serve as resellers of the Wireless Internet Platform within the financial services marketplace. To support these efforts, Tantau has established a professional services organization to assist with customer implementations that incorporate the Wireless Internet Platform. Tantau intends to grow this professional services organization across its global operations.

    To enhance the indirect channels that Tantau has established and intends to establish in the future with OEMs, systems integrators and software vendors, Tantau intends to expand its direct sales force. Tantau has established a geographically-distributed direct sales force in Europe, Asia and the United States. Tantau intends to expand this direct sales force in these regions, with plans to eventually base additional direct sales resources in other regions of the world where supported by the demand for wireless transaction capabilities.

TANTAU'S PRODUCT OFFERING

WIRELESS INTERNET PLATFORM

    Tantau has designed its Wireless Internet Platform to uniquely address three of the key requirements of m-commerce applications:

    - to enable its customers to control their relationships with consumers;

    - to provide broad scalability, availability, transaction integrity and security; and

    - to integrate with both wireless and wired Internet applications.

    The Wireless Internet Platform is intended to support a total wireless solution by enabling various wireless devices, such as cellular phones, personal digital assistants, pagers and web browsers, to interact with e-commerce applications and data sources. It has been designed to permit Tantau's target customers to:

    - more rapidly introduce wireless e-commerce applications;

    - improve their customer attraction and retention rates through the delivery of applications with higher switching costs;

    - provide consistent, high quality service levels including during periods of high demand; and

    - enable them to seamlessly integrate with the products and services of other wireless software vendors, as well as the information technology products within their existing computing environments.

    Tantau believes that, as wireless Internet applications become increasingly complex and are used by large numbers of consumers, significant demands will be placed on the ability of corporate data centers to meet increasing demand while ensuring uninterrupted, high-quality performance. With its Wireless Internet Platform now facilitating e-commerce transactions for millions of consumers, Tantau believes this product effectively addresses these demands.

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
    The Wireless Internet Platform is a component-based product that is compatible with a number of computing platforms. As a result, the Wireless Internet Platform supports linear scaling while providing high levels of availability. Wireless users can access back-end applications and data sources through modular, standards-based gateways. The Wireless Internet Platform is distributed and can be configured with or without a gateway for conversion of mobile telephone to Internet protocols. It supports a variety of communication protocols as plug-and-play components transparent to the application developer and end user. The Wireless Internet Platform also supports HTTP access from standard web browsers.

    The Wireless Internet Platform is standards-based, thus enabling it to interface with the middleware, development environments and management tools within the existing computing environments of the customer. Content conversion templates enable developers to control the appearance of wireless content across different devices.

TANTAU'S COMPETITION

    The mobile Internet infrastructure software market is becoming increasingly competitive. Tantau's products compete primarily on the basis of quality, breadth of features, security, scalability, openess and transaction processing capability. Tantau believes that its current and potential competition arises from four primary different sources:

    - in-house development efforts of enterprises, including banks and brokerage companies, which may choose to build their infrastructure and applications using in-house development resources;

    - mobile Internet software companies, including some relatively large companies that provide messaging infrastructure products, as well as a number of new market entrants that primarily focus on the market from a messaging, content or content transcoding perspective, many of which are expected to develop their current products to offer transaction capabilities, with competitors in this category including Aether Systems, w-Technologies and Brience;

    - traditional e-infrastructure companies, including traditional applications server vendors, that may seek to expand their traditional wireline infrastructure to incorporate the specific capabilities necessary to compete in the mobile Internet market; and

    - telecom network infrastructure companies, some of which are expected to build, or enter into relationships with Tantau's competitors to offer, competitive products, such as Motorola, Nokia, and Ericsson.

EMPLOYEES


    As of November 30, 2000, Tantau had 170 employees. None of Tantau's employees are covered by a collective bargaining agreement.


PROPERTIES

    Tantau's principal executive offices are located in Austin, Texas. Tantau also leases offices in Reston, Virginia; San Francisco, California; Cupertino, California; Overland Park, Kansas; West Orange, New Jersey; Charlotte, North Carolina; Sugar Land, Texas; St. Albans, U.K.; Friedrichsdorf, Germany; Lenzburg, Switzerland; Espoo, Finland; Sydney, Australia; and Tokyo, Japan.

LEGAL PROCEEDINGS

    Tantau is currently not a party to any material legal proceedings.

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
       TANTAU SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

    Set forth below is information regarding beneficial ownership of Tantau's capital stock as of December 15, 2000 by:

    - each person or entity who is known by Tantau to own beneficially 5% or more of the outstanding shares of common stock, Series A Preferred Stock or Series B Preferred Stock;

    - each present director and executive officer of Tantau; and

    - all Tantau directors and executive officers as a group.

    For purposes of this table, the term "beneficial ownership" includes outstanding shares, as well as shares issuable upon exercise of vested options, options that vest within 60 days, and shares issuable upon conversion of Tantau's Series A Preferred Stock and Series B Preferred Stock.

                          AMOUNT AND NATURE OF                                        POST-CONVERSION
                               BENEFICIAL                             PERCENT OF     PERCENT OF COMMON
NAME                          OWNERSHIP(+)         CLASS OF STOCK        CLASS      STOCK OF TANTAU(++)
----                      --------------------   ------------------   -----------   -------------------
EXECUTIVE OFFICERS AND
  DIRECTORS:
John Sims(1)............         1,312,500             Common Stock      16.96%             4.85%

Harald Sammer(2)........         1,312,500             Common Stock      16.96%             4.85%

James Treybig(3)........           350,000             Common Stock       4.52%             1.29%

Joseph Aragona(4).......         8,996,431(4)          Common Stock      53.76%(4)         33.25%
                                 7,990,000       Series A Preferred      62.18%                --
                                 1,006,431       Series B Preferred      15.55%                --

Gerald Peterson(5)......            25,000             Common Stock           *                 *

Charles Goldman(6)......         1,616,580(6)          Common Stock      17.28%(6)          5.97%
                                 1,616,580       Series B Preferred      24.98%                --

Roger Bellass(7)........           200,000             Common Stock       2.52%                 *

John Reece(8)...........           300,000             Common Stock       3.88%             1.11%

Frank Kaplan(9).........           350,000             Common Stock       4.52%             1.29%

Ruediger Warns(10)......           167,500             Common Stock       2.17%                 *

Rita Selvaggi(11).......           258,000             Common Stock       3.33%                 *

Peter Klante(12)........           258,000             Common Stock       3.33%                 *

Jim Sink(13)............           258,000             Common Stock       3.23%                 *

George Schulze(14)......           258,000             Common Stock       3.23%                 *

All Officers and                15,662,511(15)         Common Stock      82.15%(15)        57.88%
  Directors as a Group           7,990,000       Series A Preferred      62.18%                --
  (14 persons)(15)......         2,623,011       Series B Preferred      40.52%                --

5% STOCKHOLDERS:

Austin Ventures(16).....         8,996,431(16)         Common Stock      53.76%(16)        33.25%
                                 7,990,000       Series A Preferred      62.18%                --
                                 1,006,431       Series B Preferred      15.55%                --

TVM Techno Venture               2,701,929(17)         Common Stock      25.88%(17)         9.99%
  Enterprises III                2,400,000       Series A Preferred      18.68%                --
  Limited                          301,929       Series B Preferred       4.66%                --
  Partnership(17).......

                          AMOUNT AND NATURE OF                                        POST-CONVERSION
                               BENEFICIAL                             PERCENT OF     PERCENT OF COMMON
NAME                          OWNERSHIP(+)         CLASS OF STOCK        CLASS      STOCK OF TANTAU(++)
----                      --------------------   ------------------   -----------   -------------------
Compaq Computer                  2,082,737(18)         Common Stock      21.21%(18)         7.70%
  Corporation(18).......         1,850,000       Series A Preferred      14.40%                --
                                   232,737       Series B Preferred       3.60%                --

Chase Manhattan Bank,            1,616,580(19)         Common Stock      17.28%(19)         5.97%
  Trustee for First              1,616,580       Series B Preferred      24.98%                --
  Plaza Group
  Trust(19).............

Chase Capital                    1,616,580(20)         Common Stock      17.28%(20)         5.97%
  Investments,                   1,616,580       Series B Preferred      24.98%                --
  L.P.(20)..............

Nokia Corporation(21)...           404,145(21)         Common Stock       4.96%(21)         1.49%
                                   404,145       Series B Preferred       6.24%                --

Hewlett-Packard                    404,145(22)         Common Stock       4.96%(22)         1.49%
  Company(22)...........           404,145       Series B Preferred       6.24%                --

Texas Growth Fund                  707,254(23)         Common Stock       8.38%(23)         2.61%
  II-1998(23)...........           707,254       Series B Preferred      10.93%                --

------------

*   Indicates less than 1% ownership.

+ Each share of Series A preferred stock is convertible at any time at the option of the holder of such share into one share of common stock. Each share of Series B preferred stock also is convertible at any time at the option of the holder of such share into one share of common stock.

++ Assumes conversion of all shares of Series A preferred stock and Series B preferred stock prior to the effective time of the merger as currently contemplated by the merger agreement. Each share of Series A preferred stock and Series B preferred stock will convert into one share of common stock.


(1) Under his Founder's Stock Purchase Agreement with Tantau, of the 1,312,500 shares of common stock held by Mr. Sims, 710,937 of such shares as of December 15, 2000 are unvested and are subject to a right of repurchase by Tantau if Mr. Sims ceases to be an employee for any reason. Pursuant to such agreement, 27,344 shares of Mr. Sims' unvested common stock will vest and be released from the repurchase right on each monthly anniversary of the agreement. Mr. Sims' agreement provides for accelerated vesting of these shares in the event of a change of control and, as a result, the repurchase rights as to Mr. Sims' unvested shares will lapse and these shares will fully vest as of the first anniversary of the effective time of the merger. However, Mr. Sims has entered into a side letter agreement with 724 Solutions whereby Mr. Sims agreed to postpone the accelerated vesting of his shares until the second anniversary of the effective time of the merger.
    Mr. Sims' address is c/o Tantau Software, Inc., 108 Wild Basin Drive,
    Suite 110, Austin, Texas 78746.


(2) Under his Founder's Stock Purchase Agreement with Tantau, of the 1,312,500 shares of common stock held by Mr. Sammer, 710,937 of such shares as of December 15, 2000 are unvested and are subject to a right of repurchase by Tantau if Mr. Sammer ceases to be an employee for any reason. Pursuant to such agreement, 27,344 shares of Mr. Sammer's unvested common stock will vest and be released from the repurchase right on each monthly anniversary of the agreement. Mr. Sammer's agreement provides for accelerated vesting of these shares in the event of a change of control and, as a result, the repurchase rights as to Mr. Sammer's unvested shares will lapse and these shares will fully vest as of the first anniversary of the effective time of the merger. However, Mr. Sammer has entered into a side letter agreement with 724 Solutions whereby Mr. Sammer agreed to postpone the accelerated vesting of his shares until the second anniversary of the effective time of the merger. Mr. Sammer's address is c/o Tantau Software Int'l Inc., Max-Planck Str. 36, D-61381 Friedrichsdorf, Germany.

(3) Under his Founder's Stock Purchase Agreement with Tantau, of the 350,000 shares of common stock held by Mr. Treybig, 189,583 of such shares as of December 15, 2000 are unvested and are subject to a right of repurchase by Tantau if Mr. Treybig ceases to be an employee for any reason. Pursuant to such agreement, 7,292 shares of Mr. Treybig's unvested common stock will vest and be released from the repurchase right on each monthly anniversary of the agreement. Mr. Treybig's agreement provides for accelerated vesting of these shares in the event of a change of control and, as a result, the repurchase rights as to Mr. Treybig's unvested shares will lapse and these shares will fully vest as of the first anniversary of the effective time of the merger. Mr. Treybig disclaims beneficial ownership of the shares held by Austin Ventures, except to the extent of his pecuniary interest.
    Mr. Treybig's address is c/o Austin Ventures, 701 N. Brazos Street,
    Suite 1400, Austin, Texas 78701.

(4) All shares indicated as beneficially owned by Mr. Aragona are included due to his affiliation with funds of Austin Ventures. Mr. Aragona disclaims beneficial ownership of the shares held by Austin Ventures, except to the extent of his pecuniary interest therein. The shares of common stock indicated as beneficially owned by Mr. Aragona represent shares of common stock issuable upon conversion of the beneficially owned preferred stock attributed to him. Mr. Aragona's address is c/o Austin Ventures, 701 N. Brazos Street, Suite 1400, Austin, Texas 78701.


(5) All shares of common stock beneficially owned by Mr. Peterson are currently unvested and are subject to a right of repurchase by Tantau. Twenty-five percent (25%) of the shares will vest and no longer be subject to the repurchase right on February 16, 2001, and an additional one forty-eighth
    ( 1/48th) of the shares will vest and no longer be subject to the repurchase right on the first day of each month thereafter. However, these shares have accelerated vesting in the event of a change of control. Under Tantau's 1999 Stock Plan, the merger will qualify as a change of control and, as a result, the repurchase right as to Mr. Peterson's unvested shares will lapse and these shares will fully vest as of the first anniversary of the effective time of the merger. Mr. Peterson is Compaq Computer Corporation's representative to the Tantau board of directors. Mr. Peterson's address is c/o Tantau Software, Inc., 108 Wild Basin Drive, Suite 110, Austin, Texas 78746.


(6) All shares indicated as beneficially owned by Mr. Goldman are included due to his affiliation with funds of Chase Capital. Mr. Goldman disclaims beneficial ownership of the shares held by Chase Capital, except to the extent of his pecuniary interest therein. The shares of common stock indicated as beneficially owned by Mr. Goldman represent shares of common stock issuable upon conversion of the beneficially owned preferred stock attributed to him. Mr. Goldman's address is c/o Chase Capital Partners, 1221 Avenue of the Americas, New York, New York 10020.


(7) Mr. Bellass has a nonstatutory stock option to purchase 50,000 shares of common stock and an incentive option to purchase 150,000 shares of common stock. Mr. Bellass' nonstatutory option is fully vested. The incentive stock option shall vest as to twenty-five percent (25%) on July 1, 2001 and as to an additional one forty-eighth ( 1/48th) of the option shares on the first day of each month thereafter. Mr. Bellass may exercise these options at any time, even as to shares which have not vested. Any unvested shares received upon exercise of the incentive stock option would be subject to a right of repurchase by Tantau until such shares vest as described above. Under Tantau's 1999 Stock Plan, the merger will qualify as a change of control and Mr. Bellass' unvested shares will vest and the repurchase right will lapse as of the first anniversary of the effective time of the merger. However, Mr. Bellass has entered into a side letter agreement with 724 Solutions whereby he has agreed to postpone the accelerated vesting of his shares until the second anniversary of the effective time of the merger.
    Mr. Bellass' address is c/o Tantau Software, Inc., 108 Wild Basin Drive, Suite 110, Austin, Texas 78746.



(8) Of the 300,000 shares of common stock beneficially owned by Mr. Reece, as of December 15, 2000, 187,500 of the shares are unvested and are subject to a right of repurchase by Tantau. 6,250 shares of Mr. Reece's unvested common stock will vest and be released from the repurchase right on the first day of each month hereafter. Under Tantau's 1999 Stock Plan, the merger will qualify as a change of control and Mr. Reece's unvested shares will vest and the repurchase right will lapse as of the first anniversary of the effective time of the merger. However, Mr. Reece has entered into a side letter agreement with 724 Solutions in which he has agreed to postpone the accelerated vesting of his shares until the second anniversary of the effective time of the merger. Mr. Reece's address is c/o Tantau Software, Inc., 108 Wild Basin Drive, Suite 110, Austin, Texas 78746.



(9) Of the 350,000 shares of common stock beneficially owned by Mr. Kaplan, as of December 15, 2000, 204,167 of the shares are unvested and are subject to a right of repurchase by Tantau. 7,292 shares of Mr. Kaplan's unvested common stock will vest and be released from the repurchase right on the first day of each month hereafter. Under Tantau's 1999 Stock Plan, the merger will qualify as a change of control and Mr. Kaplan's unvested shares will vest and the repurchase right will lapse as of the first anniversary of the effective time of the merger. However, Mr. Kaplan has entered into a side letter agreement with 724 Solutions in which he has agreed to postpone the accelerated vesting of his shares until the second anniversary of the effective time of the merger. Mr. Kaplan's address is c/o Tantau Software, Inc., 108 Wild Basin Drive, Suite 110, Austin, Texas 78746.



(10) Of the 167,500 shares of common stock beneficially owned by Mr. Warns, as of December 15, 2000, 97,708 of the shares are unvested and are subject to a right of repurchase by Tantau. 3,490 shares of Mr. Warns' unvested common stock will vest and be released from the repurchase right on the first day of each month hereafter. Under Tantau's 1999 Stock Plan, the merger will qualify as a change of control and Mr. Warns' unvested shares will vest and the repurchase right will lapse as of the first anniversary of the effective time of the merger. However, Mr. Warns has entered into a side letter agreement with 724 Solutions in which he has agreed to postpone the accelerated vesting of his shares until the second anniversary of the effective time of the merger. Mr. Warns' address is c/o Tantau Software, Inc., 108 Wild Basin Drive, Suite 110, Austin, Texas 78746.



(11) Of the 258,000 shares of common stock beneficially owned by Ms. Selvaggi, as of December 15, 2000, 166,625 of the shares are unvested and are subject to a right of repurchase by Tantau. 5,375 shares of Ms. Selvaggi's unvested common stock will vest and be released from the repurchase right on the first day of each month hereafter. Under Tantau's 1999 Stock Plan, the merger will qualify as a change of control and Ms. Selvaggi's unvested shares will vest and the repurchase right will lapse as of the first anniversary of the effective time of the merger. However, Ms. Selvaggi has entered into a side letter agreement with 724 Solutions in which she has agreed to postpone the accelerated vesting of her shares until the second anniversary of the effective time of the merger. Ms. Selvaggi's address is c/o Tantau Software, Inc., 108 Wild Basin Drive, Suite 110, Austin, Texas 78746.



(12) Of the 258,000 shares of common stock beneficially owned by Mr. Klante, as of December 15, 2000, 193,500 of the shares are unvested and are subject to a right of repurchase by Tantau. 5,375 shares of Mr. Klante's unvested common stock will vest and be released from the repurchase right on the first day of each month hereafter. Under Tantau's 1999 Stock Plan, the merger will qualify as a change of control and Mr. Klante's unvested shares will vest and the repurchase right will lapse as of the first anniversary of the effective time of the merger. However, Mr. Klante has entered into a side letter agreement with 724 Solutions in which he has agreed to postpone the accelerated vesting of his shares until the second anniversary of the effective time of the merger. Mr. Klante's address is c/o Tantau Software, Inc., 108 Wild Basin Drive, Suite 110, Austin, Texas 78746.



(13) Mr. Sink has an option to purchase 258,000 shares of common stock. On December 26, 2000, twelve and a half percent (12.5%) of the option shares will vest and an additional one forty second ( 1/42) of the option shares will vest on the 17th day of each month thereafter. Mr. Sink may exercise the option at any time, even as to shares which have not vested. Any unvested shares received upon exercise of the option would be subject to a right of repurchase by Tantau until such shares vest as described above. Under Tantau's 1999 Stock Plan, the merger will qualify as a change of control and Mr. Sink's unvested shares will vest and the repurchase right will lapse as of the first anniversary of the effective time of the merger. However, Mr. Sink has entered into a side letter agreement with 724 Solutions in which he has agreed to postpone the accelerated vesting of his shares until the second anniversary of the effective time of the merger. Mr. Sink's address is c/o Tantau Software, Inc., 108 Wild Basin Drive, Suite 110, Austin, Texas 78746.



(14) Mr. Schulze has an option to purchase 258,000 shares of common stock. On February 14, 2001, twelve and a half percent (12.5%) of the option shares will vest and an additional ( 1/42) of the option shares will vest on the 14th day of each month thereafter. Mr. Schulze may exercise the option at any time even as to shares which have not vested. Any unvested shares received upon exercise of the option would be subject to a right of repurchase by Tantau until such shares vest as described above. Under Tantau's 1999 Stock Plan, the merger will qualify as a change of control and Mr. Schulze's unvested shares will vest and the repurchase right will lapse as of the first anniversary of the effective time of the merger. However, Mr. Schulze has entered into a side letter agreement with 724 Solutions in which he has agreed to postpone the accelerated vesting of his shares until the second anniversary of the effective time of the merger. Mr. Schulze's address is c/o Tantau Software, Inc., 108 Wild Basin Drive, Suite 110, Austin, Texas 78746.


(15) The shares of common stock indicated as beneficially owned by the officers and directors as a group include 10,613,011 shares of common stock issuable upon conversion of the beneficially owned preferred stock attributed to them.

(16) The shares of common stock indicated as beneficially owned by Austin Ventures represent shares of common stock issuable upon conversion of
    (a) the 7,771,429 shares of Series A Preferred Stock and the 978,899 shares of Series B Preferred Stock held by Austin Ventures VI, L.P. and (b) the 218,571 shares of Series A Preferred Stock and the 27,532 shares of Series B Preferred Stock held by Austin Ventures VI Affiliates Fund, L.P. also indicated as beneficially owned. The general partner of Austin Ventures VI, L.P. and Austin Ventures VI Affiliates Fund, L.P. is AV Partners VI, L.P. The general partners of AV Partners VI, L.P. are Joseph Aragona, Kenneth DeAngelis, Jeffery Garvey, Ed Olkkola, John Thorton and Blaine Wesner. Each of the general partners of AV Partners VI, L.P. disclaim beneficial ownership of the shares held by Austin Ventures VI, L.P. and Austin Ventures VI Affiliates Fund, L.P., except to the extent of his pecuniary interest in these shares. The address of the investment funds affiliated with Austin Ventures is 701 N. Brazos Street, Suite 1400, Austin, Texas 78701.

(17) The shares of common stock indicated as beneficially owned by TVM Techno Venture Enterprises III Limited Partnership represent shares of common stock issuable upon conversion of the 2,400,000 shares of Series A Preferred Stock and the 301,929 shares of Series B Preferred Stock also indicated as beneficially owned. The general partner of TVM Techno Venture Enterprises III Limited Partnership is TVM Techno Management No. III Limited Partnership. The general partner of TVM Techno Management No. III Limited Partnership is TVM Management Corporation. The address for TVM Techno Venture Enterprises No. III Limited Partnership is c/o TVM Techno Venture Management, 101 Arch Street, Suite 1950, Boston, Massachusetts 02110.

(18) The shares of common stock indicated as beneficially owned by Compaq Computer Corporation represent shares of common stock issuable upon conversion of (a) the 1,850,000 shares of Series A Preferred Stock held by Compaq Computer Corporation and (b) the 232,737 shares of Series B Preferred Stock held by CPQ Holdings, Inc., a wholly owned subsidiary of Compaq Computer Corporation also indicated as beneficially owned. The address for Compaq Computer Corporation is 20555 State Highway 249, Mail Code 110701, Houston, Texas 77070. The address for CPQ Holdings, Inc. is 10600 Ridgeview Court, Cupertino, California 95014.

(19) The shares of common stock indicated as beneficially owned by First Plaza Group Trust represent shares of common stock issuable upon conversion of the 1,616,580 shares of Series B Preferred Stock also indicated as beneficially owned. The beneficiaries of the First Plaza Group Trust are the General Motors Salaried Employees Pension Trust and the General

    Motors Hourly-Rate Employees Pension Trust. The address for First Plaza Group Trust is c/o The Chase Manhattan Bank, as Trustee for First Plaza Group Trust, Attn: John F. Weeda, 4 Chase Metro Tech Center, 18th Floor, Brooklyn, New York 11245.

(20) The shares of common stock indicated as beneficially owned by Chase Capital Investments, L.P. represent shares of common stock issuable upon conversion of the 1,616,580 shares of Series B Preferred Stock also indicated as beneficially owned. The investment manager of Chase Capital Investments, L.P., is Chase Capital Partners. The address for Chase Capital Investments, L.P. is c/o Chase Capital Partners, 1221 Avenue of the Americas, New York, New York 10021-1080.

(21) The shares of common stock indicated as beneficially owned by Nokia Corporation represent shares of common stock issuable upon conversion of the 404,145 shares of Series B Preferred Stock also indicated as beneficially owned. The address for Nokia Corporation is Keilalahdentie 4, 02150 Espoo, Finland.

(22) The shares of common stock indicated as beneficially owned by Hewlett-Packard Company represent shares of common stock issuable upon conversion of the 404,145 shares of Series B Preferred Stock also indicated as beneficially owned. The address for Hewlett-Packard Company is 3000 Hanover Street, MS 20BQ, Palo Alto, California 94 304-1112.

(23) The shares of common stock indicated as beneficially owned by Texas Growth Fund II-1998 represent shares of common stock issuable upon conversion of the 707,254 shares of Series B Preferred Stock also indicated as beneficially owned. The address for Texas Growth Fund II-1998 is c/o TGF Management Corp., 111 Congress, Suite 2900, Austin, Texas 78701.

                  DESCRIPTION OF 724 SOLUTIONS' CAPITAL STOCK

AUTHORIZED AND ISSUED SHARE CAPITAL

    COMMON SHARES

    Our authorized share capital consists of an unlimited number of common shares, no par value, of which 39,061,130 common shares were issued and outstanding as of September 30, 2000, and an unlimited number of preference shares, issuable in series. 29,402,426 of our common shares were outstanding on December 31, 1999. We have not issued any preference shares.

    Holders of common shares are entitled to one vote per share on all matters to be voted on at all meetings of shareholders and to receive dividends as and when declared by our board of directors. Upon any voluntary or involuntary liquidation, dissolution or winding-up of our company, the holders of common shares are entitled to share ratably in our remaining assets available for distribution, after payment of liabilities. A holder of common shares has no preemptive, redemption or conversion rights.

    PREFERENCE SHARES

    Our articles provide that our board of directors has the authority, without further action by the shareholders, to issue an unlimited number of preference shares, no par value, in one or more series. These preference shares may be entitled to dividend and liquidation preferences over the common shares. The board is able to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of a particular series of any preference shares issued, including any qualifications, limitations or restrictions. Special rights which may be granted to a series of preference shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any of which may be superior to the rights of the common shares. Preference share issuances could decrease the market price of the common shares and may adversely affect the voting and other rights of the holders of common shares. The issuance of preference shares could also have the effect of delaying or preventing a change in control of our company.

    SHARE SPLIT

    On December 30, 1999, we filed articles of amendment to split all of our outstanding and reserved common shares on a two-for-one basis. All disclosure in this document is based on post-split numbers.

    PRIOR SALES

    The following are the only transactions involving the sale of our common shares:

    1. At inception, July 28, 1997, we issued 200 common shares for an aggregate subscription price of $1,000.

    2. Between inception of our corporation and December 31, 1997, we issued 3,999,800 common shares for an aggregate subscription price of $1.4 million.

    3. Between January 1, 1998 and December 31, 1998, we issued 3,428,000 common shares for an aggregate subscription price of $4.56 million.

    4. Between January 1, 1998 and December 31, 1998, we issued 4,000,000 common shares for an aggregate subscription price of approximately $1.3 million upon the exercise of stock options held by our investors.

    5. In June 1999, we issued 541,790 common shares for an aggregate subscription price of $2.0 million.

    6. In August 1999, we issued 950,000 common shares for an aggregate subscription price of $3.6 million.

    7. In August 1999, we issued 6,400,000 common shares for an aggregate subscription price of $24.5 million.

    8. In October 1999, we issued 5,450,000 common shares for an aggregate subscription price of $20.8 million, 2,658,210 common shares for an aggregate subscription price of $10.2 million, and 1,973,856 common shares for an aggregate subscription price of $10.0 million.

    9. In February 2000, in connection with our initial public offering, we issued 6,900,000 common shares for an aggregate purchase price of $179.4 million, less underwriters fees of $12.6 million.

    10. In June 2000, in connection with our acquisition of ezlogin, we issued 1,003,594 common shares to the former shareholders of ezlogin, and assumed employee stock options to purchase our common shares.

    11. In September 2000, in connection with our acquisition of Spyonit, we issued 1,041,616 common shares to the former shareholders of Spyonit.

    12. In the nine months ended September 30, 2000, we issued 713,494 common shares for an aggregate subscription price of approximately $541,000 upon the exercise of employee stock options.

    Each of the above issuances were made under resolutions passed by our board of directors or an authorized committee.

    For a description of our common shares subject to outstanding options, see "724 Solutions -- Management -- Executive Compensation -- Stock Option Plans."

    REGISTRAR AND TRANSFER AGENTS

    The registrar and transfer agents for our common shares are Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, and Computershare Trust Company Inc., 12039 West Alamenda Parkway, Lakewood, Colorado, 80228.

MEMORANDUM AND ARTICLES

    Our corporation number assigned by the Ontario Ministry of Consumer and Commercial Relations is 1363809. Our articles do not contain our purpose or objectives, as neither is required under the laws of Ontario.

    None of our directors are permitted to vote on any resolution to approve a material contract or transaction in which that director has a material interest. Neither our articles nor our bylaws limit the directors' power, in the absence of a quorum, to vote compensation to themselves. The bylaws provide that directors shall receive remuneration as the board of directors shall determine from time to time. In addition, our board of directors may, without the authorization of the shareholders, cause us to:

    - borrow money;

    - issue, reissue, sell or pledge debt obligations;

    - give a guarantee to secure performance of another party's obligations; and

    - mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our property.

    Neither our articles nor our bylaws discuss the retirement or non-retirement of directors under an age limit requirement, and there is no number of shares required for director qualification.

    The following is a description of additional rights, preferences and restrictions attached to our capital stock as set forth in our articles and bylaws:

    VOTING RIGHTS. Neither our articles nor our bylaws provide for the election or reelection of directors at staggered intervals. Ontario law therefore requires annual elections of all of our directors.

    REDEMPTION PROVISIONS. Neither our articles nor our bylaws provide for the redemption of our common shares, although we are permitted to enter into consensual repurchase transactions under Ontario law.

    SHAREHOLDER MEETINGS. Annual meetings of our shareholders are held on the day determined by the board of directors, the Chairman of the Board, the Chief Executive Officer or the President. Our board or any of these officers may also call special meetings of our shareholders. Shareholders of record must be given notice of meetings not less than 21 days nor more than 50 days before the date of the meeting. However, under applicable securities laws, notice is generally mailed not less than 25 days nor more than 33 days before the meeting. Notices of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of the auditor shall state the nature of that business in sufficient detail to permit a shareholder to form a reasoned judgment of the matter and shall state the text of any special resolution or bylaw to be submitted to the meeting. Our board of directors is permitted to fix a record date for any meeting of the shareholders that is between 21 and 50 days prior to that meeting. However, as a result of applicable Ontario securities laws, the record date must be at least 35 days prior to the meeting date. The only persons entitled to admission at a meeting of the shareholders are shareholders entitled to vote, our directors, our auditors, and others entitled by law, by invitation of the chairman of the meeting, or by consent of the meeting.

    SINKING FUND PROVISIONS. Neither our articles nor our bylaws contain sinking fund provisions for our common shares.

    LIABILITY TO FURTHER CAPITAL CALLS. Neither our articles nor our bylaws contain provisions allowing us to make further capital calls with respect to any holder of our common shares. Under Ontario law, common shares must be fully paid for when issued.

    DISCRIMINATORY PROVISIONS BASED ON SUBSTANTIAL OWNERSHIP. Neither our articles nor our bylaws contain provisions which discriminate against any existing or prospective holders of our common shares as a result of that shareholder owning a substantial number of shares.

    OTHER PROVISIONS. In the event we were to pay dividends on issued and outstanding shares, the dividend must be claimed within six years of the payment date or payment shall be forfeited and shall revert to the company.

    Our articles and by-laws do not address the process by which the rights of holders of common shares may be changed, and therefore this process is governed by the provisions of the Ontario Business Corporations Act. Our articles provide, as generally required by the Ontario Business Corporations Act, that holders of shares of any class or series, including common shares, shall not be entitled to dissent or to vote separately as a class or series upon a proposal to amend the articles to:

    - increase or decrease any maximum number of authorized shares of such class or series, or increase the maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series;

    - effect an exchange or reclassification or cancellation of the shares of such class or series; or

    - create a new class or series of shares equal or superior to the shares of such class or series.

    Otherwise, the general provisions of the Ontario Business Corporations Act apply to the process and require shareholder meetings and independent voting to amend our articles to change the rights of holders of our common shares.

    Except for our ability to issue shares of preferred stock without shareholder approval, there are no material provisions of our articles or bylaws that would delay, defer or prevent a change in control of our company, and that would operate only with respect to a merger, acquisition, or corporate restructuring involving us or any of our subsidiaries. Our bylaws do not contain a provision indicating any ownership threshold above which shareholder ownership must be disclosed. Neither our articles nor our bylaws contain provisions governing changes in capital that are more stringent than the conditions required by Ontario law.

    For a description of material differences between the Ontario Business Corporations Act and the Delaware General Corporation Law in relation to this transaction, see "Comparison of Stockholder Rights."

OUR ORGANIZATIONAL STRUCTURE

    We have six significant wholly-owned subsidiaries. The following table sets forth these subsidiaries, including the country or state/province of incorporation of the subsidiary, and the percentage of our direct and/or indirect ownership interest in the subsidiary.

                                            COUNTRY OR STATE/           OWNERSHIP
NAME OF SUBSIDIARY                          PROVINCE OF INCORPORATION   INTEREST
------------------                          -------------------------   ---------
724 Solutions Corp........................  Delaware                      100%
724 Solutions International SRL...........  Barbados                      100%
724 Solutions (UK) Limited................  United Kingdom                100%
Ezlogin.com, Inc..........................  California                    100%
YRLess Internet Corporation...............  Canada                        100%
Spyonit.com, Inc..........................  Delaware                      100%

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                        COMPARISON OF STOCKHOLDER RIGHTS

    We are incorporated under the Ontario Business Corporations Act and, accordingly, we are governed by the corporate laws of Ontario and our articles and bylaws. Tantau is incorporated under the Delaware General Corporation Law and, accordingly, is governed by Delaware law and its charter and bylaws. The Ontario Business Corporations Act is often referred to as the OBCA, and the Delaware General Corporation Law is often referred to as the DGCL. If the merger is completed, holders of Tantau's capital stock at the effective time of the merger will have their Tantau shares exchanged for our common shares.

    While the rights and privileges of stockholders of a Delaware corporation are, in many instances, comparable to those of stockholders of an Ontario corporation, there are some differences. The following is a summary discussion of the most significant differences in stockholder rights. These differences arise from differences between Delaware and Canadian law, between the DGCL and OBCA and between Tantau's charter and bylaws and our articles and bylaws. This summary is not intended to be complete and is qualified by reference to the DGCL, the OBCA and the governing corporate instruments of our company and Tantau. For a description of the respective rights of the holders of our common shares and Tantau's capital stock, please see "Description of 724 Solutions' Capital Stock."

IMPACT OF THE MERGER ON THE RIGHTS OF PREFERRED STOCKHOLDERS OF TANTAU

    Prior to the effective time of the merger, Tantau's Series A and Series B preferred stock will be converted into shares of Tantau's common stock. These shares of Tantau's common stock will be converted into common shares of 724 Solutions in the merger. As a result of these conversions, several material and valuable rights possessed by holders of Tantau's preferred stock will be eliminated. These rights include:

    - the right to receive preferential dividends;

    - the right to receive preferential payments upon a liquidation of Tantau;

    - the right of the holders of Tantau's Series A Preferred Stock to elect three directors to the Tantau board; and

    - the right to approve in advance, through a separate class vote, specified types of major transactions, including mergers and similar transactions, amendments to Tantau's organizational documents, and the issuance of specified types of senior equity securities.

    To obtain more information on the rights currently held by holders of the preferred stock of Tantau, these holders should refer to the documents that they executed in connection with their initial investment. Once the conversion of Tantau's preferred stock and the merger has occurred, holders of these securities will no longer have these rights. Instead, these holders will obtain the more limited rights of holders of 724 Solutions' common shares described under "Description of 724 Solutions' Capital Stock."

QUORUM

    DELAWARE. The DGCL provides that, unless otherwise stated in the certificate of incorporation, each stockholder has one vote for each share of capital stock held. According to Tantau's current bylaws, the holders of a majority of the stock issued and outstanding and entitled to vote at a meeting, present in person or by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute.

    ONTARIO. According to 724 Solutions' current bylaws, a quorum for the transaction of business at any meeting of shareholders is the number of persons, present in person or by proxy, holding at least one-third of the outstanding common shares.

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    The OBCA provides that, unless otherwise stated in the articles, each share of a corporation entitles the holder to one vote at a meeting of shareholders.

VOTE REQUIRED FOR EXTRAORDINARY TRANSACTIONS

    DELAWARE. The DGCL requires the affirmative vote of a majority of the outstanding stock entitled to vote to authorize any merger, consolidation, dissolution or sale of substantially all of the assets of a corporation, except that, unless required by its certificate of incorporation:

    - no authorizing stockholder vote is required of a corporation surviving a merger if:

       - that corporation's certificate of incorporation is not amended in any respect by the merger,

           - each share of stock of that corporation which is outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger, and

           - either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued and delivered in the merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued in the merger do not exceed 20% of the corporation's outstanding common stock immediately prior to the effective date of the merger; and

       - in some circumstances, no authorizing stockholder vote is required of a corporation to authorize a merger with or into a single direct or indirect wholly-owned subsidiary. Stockholder approval is also not required under the DGCL for mergers or consolidations in which a parent corporation merges or consolidates with a subsidiary of which it owns at least 90% of the outstanding shares of each class of stock.

    ONTARIO. Under the OBCA, some extraordinary corporate actions, including some types of amalgamations, continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and arrangements, are required to be approved by special resolution. A special resolution is a resolution passed at a meeting by not less than two-thirds of the votes cast by the stockholders who voted on the resolution. In some cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in some cases a class or series of shares not otherwise carrying voting rights. In some circumstances, a corporation may amalgamate with one or more of its subsidiaries or a corporation under common control with approval of its board of directors but without shareholder approval.

CALLING A STOCKHOLDERS' MEETING

    DELAWARE. Under the DGCL, special meetings of the stockholders may be called by the board of directors or by any other person or persons as may be authorized by the certificate of incorporation or by the bylaws of a corporation. According to Tantau's current bylaws, a special meeting of the stockholders may be called at any time by one or more stockholders holding shares in the aggregate entitled to cast at least 10% of the votes at that meeting.

    ONTARIO. Under the OBCA, special meetings of the shareholders may be called by the board of directors or by any other person or persons as may be authorized by the articles or bylaws of a corporation. Under our by-laws, special meetings of shareholders may also be called by the Chairman, the Chief Executive Officer or the President. In addition, the holders of not less than 5% of the issued

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shares of a corporation that carry the right to vote at the meeting to be held may requisition the directors to call a meeting of shareholders. Upon meeting the technical requirements set out in the OBCA for making such a requisition, the directors of the corporation must call a meeting of shareholders. If they do not, any shareholders who signed the requisition may call the meeting.

RIGHT TO INSPECT CORPORATE BOOKS, RECORDS AND STOCKHOLDER LISTS

    DELAWARE. Under the DGCL, any stockholder, in person or by attorney or other agent, may make a written demand under oath stating the purpose for inspection, and has the right to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records. A proper purpose for a stockholder is defined by the DGCL to mean any purpose reasonably related to a person's interest as a stockholder. In some instances, a court will weigh a stockholder's proper purpose for inspection of specific corporate books and records against the corporation's need to keep such information confidential.

    ONTARIO. Under the OBCA, any shareholder, in person or by agent or legal representative, may examine, during the usual business hours of the corporation, the corporation's share ledger and certain other books and records and may take extracts of such documents free of charge. The OBCA also provides that any shareholder, in person or by agent or legal representative, may demand a shareholder list upon payment of a reasonable fee and upon sending a statutory declaration that the list shall only be put to a permitted use. A permitted use is defined by the OBCA as a use in connection with:

    - an effort to influence the voting of shareholders of the corporation;

    - an offer to acquire shares of the corporation; or

    - any other matter relating to the affairs of the corporation.

AMENDMENT TO GOVERNING DOCUMENTS

    DELAWARE. The DGCL requires approval of a corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval is required by the certificate of incorporation. Tantau's current charter is in agreement with the DGCL, except that an affirmative vote of a majority of the then outstanding shares of both Series A Preferred Stock and Series B Preferred Stock, voting as distinct and separate classes, is required for any changes to the charter if such action would change adversely the preferences, rights, privileges or powers of the Series A Preferred Stock or Series B Preferred Stock.

    The DGCL also states that the power, by a simple majority, to adopt, amend or repeal the bylaws of a corporation shall be in the stockholders entitled to vote. Tantau's current bylaws are in agreement with the DGCL, except that an affirmative vote of a majority of the then outstanding shares of both Series A Preferred Stock and Series B Preferred Stock, voting as distinct and separate classes, is required for any changes to the bylaws if such action would change adversely the preferences, rights, privileges or powers of the Series A Preferred Stock or Series B Preferred Stock. Tantau's current bylaws also confers the power to adopt, amend or repeal the bylaws on Tantau's Board of Directors in accordance with the DGCL.

    ONTARIO. Under the OBCA, any amendment to the articles generally requires approval by special resolution. The OBCA provides that unless the articles or bylaws otherwise provide, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a bylaw, they are required under the OBCA to submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal by an ordinary resolution,

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which is a resolution passed by a majority of the votes cast by shareholders who voted on the resolution. 724 Solutions' articles and bylaws conform to the OBCA.

DISSENTERS' RIGHTS

    DELAWARE. Under the DGCL, holders of shares of any class or series have the right, in some circumstances, to dissent from a merger or consolidation by demanding payment in cash for their shares equal to the fair value of such shares, as determined by a court in an action timely brought by the corporation or the dissenters. In this context, "fair value" would not include any element of value arising from the accomplishment of the merger or consolidation. The DGCL grants dissenters appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock, regardless of the number of shares being issued. For a stockholder to have a valid appraisal claim, the stockholder must file a written demand for appraisal with the corporation before the taking of the vote relating to the merger, and his or her shares must either have no voting rights or, if they can vote, were not voted for the merger or consolidation. In addition, no appraisal rights are available for shares of any class or series listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for the shares anything other than:

    - stock of the surviving corporation;

    - shares of stock of another corporation which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

    - cash in lieu of fractional shares, in the case of either of the above; or

    - some combination of the above.

    In addition, these rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.

    OBCA. The OBCA provides that shareholders of a corporation who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection with the relevant transaction. The OBCA does not distinguish for this purpose between publicly traded and unlisted shares. These matters include:

    - any amalgamation with another corporation, other than with some kinds of affiliated corporations;

    - an amendment to the corporation's articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

    - an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on or upon any powers that the corporation may exercise;

    - a continuance under the laws of another jurisdiction;

    - a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business;

    - a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; or

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    - some types of amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a proposal under the Bankruptcy and Insolvency Act (Canada) or by a court order made in connection with an action for an oppression remedy under the OBCA.

    Under the OBCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission, or threatened act or omission, of a corporation or any of its directors or other affiliates which is or would, if effected, would be oppressive, unfairly prejudicial to, or that unfairly disregards or would unfairly disregard a shareholder's interests.

    Under the OBCA, a corporation shall not make a payment to a dissenting shareholder if there are reasonable grounds for believing that:

    - the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

    - the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

    Because the merger with Tantau will involve a subsidiary of 724 Solutions, 724 Solutions' stockholders will not have dissenter's rights in connection with this transaction.

OPPRESSION REMEDY

    ONTARIO. The OBCA provides an oppression remedy that enables a court to make any order, both interim and final, to rectify the matters complained of if the court is satisfied upon application by a complainant that:

    - any act or omission of the corporation or an affiliate effects or threatens to effect a result;

    - the business or affairs of the corporation or an affiliate are, have been or are threatened to be carried on or conducted in a manner; or

    - the powers of the directors of the corporation or an affiliate are, have been or are threatened to be exercised in a manner;

which, in each case, is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer of the corporation.

    In this context, a complainant includes:

    - a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates;

    - a present or former officer or director of the corporation or any of its affiliates; and

    - any other person who, in the discretion of the court, is a proper person to make this type of application.

    The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect the "reasonable expectations" of shareholders and other complainants. Conduct which breaches the fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court's jurisdiction under the oppression remedy. However, the exercise of that jurisdiction does not depend on a finding of a breach of legal and equitable rights. Furthermore, the court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs.

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    DELAWARE.  The DGCL does not provide for a similar remedy.

DERIVATIVE ACTION

    DELAWARE. Derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, a corporation. The DGCL provides that a stockholder must state in the complaint that he or she was a stockholder of the corporation at the time of the transaction of which he or she complains or that his or her stock thereafter devolved upon him or her by operation of law. A stockholder may not sue derivatively unless he or she first makes demand on the corporation that it bring suit and that its demand has been refused, unless it is shown that such suit would have been futile. Stockholders bringing a derivative action against a corporation may recover their attorney's fees where the litigation results in a benefit to the corporation or the other stockholders. Should the derivative action be settled or rendered moot, a plaintiff is entitled to attorney's fees if:

    - the derivative action was meritorious when filed;

    - the action producing benefit to the corporation was taken by the defendants before a judicial resolution was achieved; and

    - the resulting corporate benefit was causally related to the lawsuit.

    ONTARIO. Under the OBCA, a complainant may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which that corporation is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of that corporation.

    Under the OBCA, no such action in the name of the corporation may be brought and no such intervention in an action may be made unless the complainant has given 14 days' notice in the manner required by the OBCA to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court. The court must be satisfied that:

    - the directors of the corporation or its subsidiary will not bring, diligently prosecute or defend or discontinue the action;

    - the complainant is acting in good faith; and

    - it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

    Under the OBCA, the court in a derivative action may make any order it deems appropriate. In addition, under the OBCA, a court may order a corporation or its subsidiary to pay the complainant's interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action.

CLASS ACTIONS

    DELAWARE. Tantau is a Delaware corporation and the majority of its assets are located in the United States. A class action provides a means by which, where a large group of persons are interested in a matter, one or more may sue or be sued as representatives of the class without needing to join every member of the class. This procedure is available in U.S. federal courts and in most state courts of the U.S. If a stockholder sought to sue Tantau in the name of all the stockholders of the company, the likely jurisdiction would be a U.S. district court or a state court located in the United States, if the number of stockholders of Tantau satisfied the minimum requirements of the relevant jurisdiction.

    ONTARIO. 724 Solutions is an Ontario corporation with a substantial amount of its assets located in Ontario. A class proceeding provides means by which, where a large group of persons are interested in

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a matter, one or more may sue or be sued as representatives of the class without needing to join every member of the class. In Ontario, a class proceeding may be brought in the name of all of the shareholders of the company under the Class Proceedings Act, 1992.

DIRECTOR QUALIFICATIONS

    DELAWARE. The DGCL does not have any requirements that directors be residents of a particular state or nation, or that they be independent of the corporation.

    ONTARIO. A majority of the directors of a OBCA corporation generally must be resident Canadians. The OBCA also requires that at least one-third of the directors of a corporation whose securities are publicly traded not be officers or employees of that corporation or any of its affiliates. Directors are not required to hold a qualifying share.

STOCKHOLDER CONSENT IN LIEU OF MEETING

    DELAWARE. Under the DGCL, unless otherwise provided in the company's charter, any action required to be taken or which may be taken at an annual or special meeting of stockholders may be taken without a meeting and without prior notice if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize the relevant action at a meeting at which all shares entitled to vote were present and voted. Tantau's charter does not prohibit its stockholders from taking action by written consent in lieu of a meeting.

    ONTARIO. Under the OBCA, shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote thereon at a meeting. In some instances, the OBCA does not permit shareholder action to occur without a meeting at all. Under the rules of the Nasdaq National Market, 724 Solutions is generally required to call a meeting and to solicit proxies when matters are required to be submitted to shareholders for their approval.

BOARD OF DIRECTORS STRUCTURE

    DELAWARE. Under the DGCL, the business and affairs of every corporation formed under the DGCL shall be managed by a board of directors, except as provided in a corporation's certificate of incorporation. The board of directors must consist of one or more members, which number shall be provided for in the certificate of incorporation or bylaws. Tantau's bylaws mandate that the number of directors of Tantau shall be not less than three nor more than five. Additionally, Tantau's charter provides that the holders of Series A Preferred Stock, voting as a separate class, shall be entitled to elect three of the directors.

    Each director, under the DGCL, shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal. When a director resigns, the board of directors may vote to refill his or her vacancy. Tantau's certificate of incorporation and bylaws provide the same mechanisms for electing directors as the DGCL. Additionally, Tantau's certificate of incorporation states that if a person elected by the holders of Series A Preferred Stock should cease to be a director for any reason, the vacancy shall be filled only by the vote of a majority or unanimous written consent of the outstanding shares of Series A Preferred Stock.

    A majority of the total number of directors shall constitute a quorum for a transaction of business. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors unless the certificate of incorporation or the bylaws shall require a vote of a greater number.

    ONTARIO. Under the OBCA, the board of directors shall manage or supervise the management of the business and affairs of a corporation formed under the OBCA, subject to any unanimous

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shareholders' agreement. The board of directors must consist of three or more members, which number shall be provided for in the articles. 724 Solutions' articles mandate that the number of directors of 724 Solutions shall be not less than three nor more than twenty.

    Each director, under the OBCA, shall hold office until such director's successor is elected and qualified or until such director's earlier resignation, death, disqualification or removal. When a director resigns the board of directors may, if a quorum of the board remains, vote to refill his or her vacancy. 724 Solutions' by-laws provide the same mechanisms for electing directors as the OBCA.

    Under the OBCA, unless the articles or by-laws otherwise provide, a majority of the total number of directors shall constitute a quorum for the transaction of business, provided that a majority of those attending must be Canadian residents or the meeting must otherwise be held with their written authority. 724 Solutions' articles and by-laws conform to the OBCA but specify that a quorum for the transaction of business at a meeting of the board of directors is one-half of the number of directors, rounded down to the nearest whole number. Under the OBCA, directors shall not generally transact business at a meeting unless a majority of directors present are resident Canadians.

FIDUCIARY DUTIES OF DIRECTORS

    DELAWARE. Directors of corporations incorporated or organized under the DGCL have fiduciary obligations to the corporation and its stockholders. These fiduciary obligations require the directors to act in accordance with the so-called duties of "due care" and "loyalty." Under the DGCL, the duty of care requires that the directors act in an informed and deliberative manner and that they inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty may be summarized as the duty to act in good faith in a manner that the directors reasonably believe to be in the best interests of the corporation and its stockholders.

    ONTARIO. Directors of corporations governed by the OBCA have fiduciary obligations to the corporation. Under the OBCA, directors must act honestly and in good faith with a view to the best interests of the corporation, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

    DELAWARE. The DGCL provides that a corporation may indemnify its present and former directors, officers, employees and agents against all reasonable expenses, including attorneys fees, and, except in actions initiated by or in the right of the corporation, against all judgments, fines and amounts paid in settlement of actions brought against them. This indemnification is appropriate if the individual acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The corporation shall indemnify a current or former director or officer of the corporation to the extent that he or she is successful on the merits or otherwise in the defense of any claim, issue or matter associated with an action. Tantau's charter provides for indemnification of directors and officers to the fullest extent authorized by the DGCL.

    The DGCL allows for the advance payment of an officer or director indemnitee's expenses prior to the final disposition of an action, provided that, in the case of a current director or officer, the indemnitee undertakes to repay any such amount advanced if it is later determined that the indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced.

    ONTARIO. Under the OBCA, a corporation MAY INDEMNIFY a director or officer, a former director or officer or a person who acts or acted at the corporation's request as a director or officer of another company of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or

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satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of that entity, if:

    - he or she acted honestly and in good faith with a view to the best interests of the relevant company; and

    - in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

    A person of the type described above IS ENTITLED under the OBCA to indemnity from the corporation if he or she was substantially successful on the merits in his or her defense of the action or proceeding and fulfilled the conditions set out in the two bullets above.

    A corporation MAY, WITH THE APPROVAL OF A COURT, also indemnify an indemnifiable person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which that person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, if he or she fulfills the conditions set out in the two bullets above. 724 Solutions' bylaws provide for indemnification of directors and officers to the fullest extent authorized by the OBCA.

    Neither the OBCA nor 724 Solutions' bylaws expressly provide for advance payment of expenses incurred in a proceeding.

DIRECTOR LIABILITY

    DELAWARE. The DGCL provides that the charter of a corporation may include a provision which limits or eliminates the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This type of limitation is valid, provided that the liability does not arise from some specified types of conduct, including breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the payment of unlawful dividends or expenditure of funds for unlawful stock repurchases or redemptions or transactions for which the director derived an improper personal benefit. Tantau's charter contains a provision limiting the liability of its directors to the fullest extent permitted by the DGCL.

    ONTARIO. The OBCA does not permit any limitation of a director's liability in this manner.

ANTI-TAKE-OVER PROVISIONS AND INTERESTED STOCKHOLDERS

    DELAWARE. The DGCL prohibits, in certain circumstances, a "business combination" between the corporation and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder." An "interested stockholder" is a holder who, directly or indirectly, controls 15% or more of the outstanding voting stock or is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the prior three-year period. A "business combination" includes a merger, consolidation, sale or other disposition of assets having an aggregate value equal to or more than 10% of the aggregate market value of all of the consolidated assets or outstanding stock of the corporation. Other types of transactions of this kind include some types of transactions that would increase the interested stockholder's proportionate share ownership in the corporation. This provision does not apply where:

    - the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors before the interested stockholder acquired its 15% interest;

    - upon the consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation excluding, for the purpose of determining the number of shares outstanding, shares held by persons who are directors and also officers and by employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered;

    - the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting;

    - the corporation does not have a class of voting stock that is listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder; or

    - in some other limited circumstances.

    Tantau's merger with 724 Solutions is not affected by these provisions.

    ONTARIO. The OBCA does not contain a comparable provision with respect to business combinations. However, policies of and rules prescribed by several Canadian securities regulatory authorities, including Rule 61-501 of the Ontario Securities Commission, contain requirements in connection with "related party transactions" and "insider bids." An "insider bid" is defined as a takeover bid made by:

    - an insider of the company subject to the offer;

    - an associate or affiliated entity, such as an insider;

    - an offeror acting jointly or in concert with a person or company referred to in the above bullets.

    An insider, as described in these provisions, generally includes directors, senior officers and 10% shareholders.

    A related party transaction means, generally, any transaction in which an issuer, directly or indirectly, acquires or transfers an asset or acquires or issues treasury securities or assumes or transfers a liability from or to, as the case may be, a related party by any means in any one or any combination of transactions. A "related party" of an issuer is defined in Rule 61-501 and includes a person or company, other than a bona fide lender, that is known by the issuer to be:

    - a person or company that holds securities of the issuer sufficient to materially affect control of the issuer;

    - a person or company in respect of which the person or company described above holds sufficient securities to materially affect control;

    - a person or company in respect of which the issuer holds sufficient securities to materially affect control;

    - a person or company that owns or controls voting securities of the issuer carrying more than 10% of voting rights attached to all voting securities of the issuer;

    - a director or senior officer of the issuer or any related party of the issuer;

    - a person or company that substantially manages or directs the affairs of the issuer, including a general partner of an issuer that is a limited partnership; or

    - an affiliated entity of, person controlling, or company controlled by any persons described above.

    Rule 61-501 requires more detailed disclosure in the proxy materials sent to security holders in connection with a related party transaction. Subject to some exceptions, Rule 61-501 also requires the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered, and the inclusion of a summary of the valuation in the proxy materials.

    Rule 61-501 also requires, subject to some exceptions, that the holders of capital stock of the issuer, the related party, the parties acting with it, and specified other types of persons, voting separately by class, approve the transaction by a simple majority of the votes cast, except in circumstances where all shareholders receive identical treatment.

                                 LEGAL MATTERS

    Ogilvy Renault, Toronto, Ontario, will pass upon the legality of the common shares offered by this prospectus. Brobeck, Phleger & Harrison LLP, special counsel to Tantau, has rendered an opinion with respect to the description of U.S. federal tax matters set forth herein. As of November 30, 2000, partners of Ogilvy Renault, together with other attorneys of the firm and other nonclerical staff who provided services in connection with the merger owned an aggregate of approximately 3,000 common shares of 724 Solutions. As of November 30, 2000, partners of Brobeck, Phleger & Harrison LLP, together with other attorneys of the firm and other nonclerical staff who provided services in connection with the merger, owned an aggregate of 16,166 shares of Series B preferred stock of Tantau.

                                    EXPERTS

    Our consolidated balance sheets as of December 31, 1998 and 1999 and our consolidated statements of operations, shareholders' equity and cash flows for the period from July 28, 1997 (date of inception) to December 31, 1997 and the years ended December 31, 1998 and December 31, 1999 included in this information statement/prospectus have been audited by KPMG LLP, Independent Auditors, and have been so included in reliance upon the reports of that firm appearing elsewhere herein, and upon their authority as experts in accounting and auditing. KPMG's address is Yonge Corporate Centre, Suite 500, 4120 Yonge Street, Toronto, Ontario M2P 2B8 Canada.

    Tantau's consolidated balance sheets as of December 31, 1999 and September 30, 2000 and Tantau's consolidated statements of operations, stockholders' deficit and comprehensive loss and cash flows for the period from February 11, 1999 (inception) to December 31, 1999 and for the nine months ended September 30, 2000 included in this information statement/prospectus have been audited by KPMG LLP, Independent Auditors, and have been so included in reliance upon the reports of that firm appearing elsewhere herein, and upon their authority as experts in accounting and auditing.

    ezlogin's balance sheet as of December 31, 1999 and ezlogin's statements of operations, stockholders' equity and cash flows for the period from January 21, 1999 (date of inception) to December 31, 1999 included in this information statement/prospectus have been audited by KPMG LLP, Independent Auditors, and have been so included in reliance upon the reports of that firm appearing elsewhere herein, and upon their authority as experts in accounting and auditing.

    Spyonit's balance sheet as of September 12, 2000 and Spyonit's statements of operations, stockholders' equity and cash flows for the period from October 5, 1999 (incorporation) to September 12, 2000 included in this information statement/prospectus have been audited by KPMG LLP, Independent Auditors, and have been so included in reliance upon the reports of that firm appearing elsewhere herein, and upon their authority as experts in accounting and auditing.

            WHERE YOU CAN FIND MORE INFORMATION ABOUT 724 SOLUTIONS

    We have filed with the U.S. Securities and Exchange Commission a registration statement on Form F-4 covering the common shares that we will issue in this merger. We have not included in this information statement/prospectus all of the information contained in the registration statement, and you should refer to the registration statement and its exhibits for further information. Any statement regarding any of the contracts or other documents referred to in this prospectus is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this prospectus. You must review the exhibits themselves for a complete description of the contract or document.

    You may review a copy of the registration statement, including exhibits and schedules filed with it, at the Commission's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. You may call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Commission filings are also available to the public from commercial document retrieval services.

    Since our initial public offering in January 2000, we have filed reports and furnished other information to the Commission under the U.S. Securities Exchange Act of 1934, as amended, and with the securities regulators in each of the provinces of Canada under the applicable provincial securities legislation. You are invited to read and copy any reports, statements or other information that we have filed with, or submitted to, the Commission at its public reference room. These materials can also be inspected on the Securities and Exchange Commission's Website at http://www.sec.gov, and the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com).

    Since our initial public offering, we have been classified as a "foreign private issuer" for purposes of the U.S. federal securities laws. As such, our requirements to file reports and other documents under the Exchange Act differed in some respects from U.S. companies. Among other things:

    - we filed our annual report on Form 20-F, as opposed to Form 10-K;

    - we were not required to file quarterly reports on Form 10-Q;

    - our directors, officers and 10% shareholders were not required to file reports of beneficial ownership under Section 16 of the Exchange Act; and

    - we were exempt from many of the Commission's regulations with respect to the solicitation of proxies.

    As a result of the transactions under the merger agreement, we will no longer be a foreign private issuer after the effective time. As a result, our obligations, and the obligations of our directors, officers and 10% shareholders to file reports under the Exchange Act will become more similar to those of a typical U.S. company that has equity securities registered in the U.S.

                         INDEX TO FINANCIAL STATEMENTS


                                                                PAGE
                                                              --------
724 SOLUTIONS INC.

Auditors' Report............................................     F-2

Consolidated Balance Sheets.................................     F-3

Consolidated Statements of Operations.......................     F-4

Consolidated Statements of Shareholders' Equity.............     F-5

Consolidated Statements of Cash Flows.......................     F-6

Notes to Consolidated Financial Statements..................     F-7

TANTAU SOFTWARE, INC.

Report of Independent Auditors..............................    F-27

Consolidated Balance Sheets.................................    F-28

Consolidated Statements of Operations.......................    F-29

Consolidated Statements of Stockholders' Deficit and
  Comprehensive Loss........................................    F-30

Consolidated Statements of Cash Flows.......................    F-31

Notes to Consolidated Financial Statements..................    F-32

SPYONIT.COM, INC.

Independent Auditors' Report................................    F-42

Balance Sheet...............................................    F-43

Statement of Operations.....................................    F-44

Statement of Stockholders' Equity...........................    F-45

Statement of Cash Flows.....................................    F-46

Notes to Financial Statements...............................    F-47

EZLOGIN.COM, INC.

Independent Auditors' Report................................    F-50

Balance Sheet...............................................    F-51

Statement of Operations.....................................    F-52

Statement of Stockholders' Equity...........................    F-53

Statement of Cash Flows.....................................    F-54

Notes to Financial Statements...............................    F-55

                                AUDITORS' REPORT

To the Directors of 724 Solutions Inc.

    We have audited the consolidated balance sheets of 724 Solutions Inc. as at December 31, 1999 and 1998 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1999 and 1998 and for the period from July 28, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and for the period from July 28, 1997 (date of inception) to December 31, 1997 in accordance with Canadian generally accepted accounting principles.

    Canadian generally accepted accounting principles differ in some respects from those applicable in the United States (note 14).

Toronto, Canada                                                     /s/ KPMG LLP
February 3, 2000, except as to                             Chartered Accountants
note 16, which is as of November 29, 2000

                               724 SOLUTIONS INC.
                          CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                  DECEMBER 31,
                                                              SEPTEMBER 30,    -------------------
                                                                   2000          1999       1998
                                                              --------------   --------   --------
                                                               (Unaudited)
ASSETS
Current assets:
  Cash and cash equivalents (note 4)........................     $ 19,915      $ 65,287   $ 2,976
  Short-term investments (note 4)...........................      158,062         --        --
  Accounts receivable, net of allowance for doubtful
    accounts of nil for all periods.........................        3,205         3,121        35
  Prepaid expenses and other receivables....................        3,623         1,368        21
                                                                 --------      --------   -------
  Total current assets......................................      184,805        69,776     3,032
Capital assets (note 5).....................................        9,776         2,366       860
Investments (note 6)........................................       11,935         --        --
Intangible and other assets (note 7)........................       90,750         1,100     --
                                                                 --------      --------   -------
Total assets................................................     $297,266      $ 73,242   $ 3,892
                                                                 ========      ========   =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................     $  1,676      $  1,982   $   236
  Accrued liabilities.......................................        8,199         2,967       463
  Deferred revenue, net of deferred stock-based compensation of
    nil -- September 30, 2000; $248 -- December 31, 1999 and
    $420 -- December 31, 1998...............................        4,135         6,022     --
                                                                 --------      --------   -------
  Total current liabilities.................................       14,010        10,971       699
Leasehold inducements.......................................          398           103     --
Shareholders' equity (note 8):
  Unlimited common shares authorized;
    39,061,130 issued and outstanding September 30, 2000;
      29,402,426 common shares issued and outstanding
      December 31, 1999; 11,428,570 issued and outstanding
      December 31, 1998.....................................      357,079        84,762     7,752
Deferred stock-based compensation...........................      (16,419)       (5,909)   (1,705)
Accumulated deficit.........................................      (57,802)      (16,685)   (2,854)
                                                                 --------      --------   -------
Total shareholders' equity..................................      282,858        62,168     3,193
                                                                 --------      --------   -------
Total liabilities and shareholders' equity..................     $297,266      $ 73,242   $ 3,892
                                                                 ========      ========   =======

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                               724 SOLUTIONS INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
      (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARES AND PER SHARE AMOUNTS)

                                                                                                           PERIOD FROM
                                                           NINE MONTHS ENDED           YEARS ENDED        JULY 28, 1997
                                                             SEPTEMBER 30,            DECEMBER 31,       (INCEPTION) TO
                                                       -------------------------   -------------------    DECEMBER 31,
                                                          2000          1999         1999       1998          1997
                                                       -----------   -----------   --------   --------   ---------------
                                                       (Unaudited)   (Unaudited)
Revenue:
  Product:
    Related party (note 12)..........................   $  8,780       $ 1,314     $  1,697   $  1,678       $--
    Other............................................         55        --            --         --          --
    Less stock-based compensation related to software
      development (notes 8 and 12)...................       (248)       (1,273)      (1,644)    (1,395)      --
  Services:
    Related party (note 12)..........................      4,037            34        1,169        208       --
    Other............................................        569           754        --         --          --
                                                        --------       -------     --------   --------       -------
Net revenue..........................................     13,193           829        1,222        491       --
Operating expenses:
  Cost of net revenue (including stock-based
    compensation expense of $464 -- September 30,
    2000; $14 -- September 30, 1999;
    $19 -- December 31, 1999; $21 -- December 31,
    1998; nil -- December 31, 1997)..................      8,744           816        1,858         82       --
  Research and development (including stock-based
    compensation expense of $1,736 -- September 30,
    2000; $73 -- September 30, 1999;
    $97 -- December 31, 1999; $107 -- December 31,
    1998; nil -- December 31, 1997)..................     20,769         4,433        7,255      2,194            44
  Sales and marketing (including stock-based
    compensation expense of $352 -- September 30,
    2000; $18 -- September 30, 1999;
    $24 -- December 31, 1999; $27 -- December 31,
    1998; nil -- December 31, 1997)..................      9,748         1,124        2,598        405            39
  General and administrative (including stock-based
    compensation expense of $1,302 -- September 30,
    2000; $19 -- September 30, 1999;
    $25 -- December 31, 1999; $26 -- December 31,
    1998; nil -- December 31, 1997)..................     12,797         1,902        3,634        528            82
  Depreciation.......................................      2,314           445          752         88       --
  Amortization of intangible assets..................      9,267        --            --         --          --
                                                        --------       -------     --------   --------       -------
Total operating expenses.............................     63,639         8,720       16,097      3,297           165
                                                        --------       -------     --------   --------       -------
Loss from operations.................................    (50,446)       (7,891)     (14,875)    (2,806)         (165)
Interest income......................................      8,643           341        1,044        107            10
Equity in loss of affiliate..........................       (543)       --            --         --          --
Dilution gain (note 6(a))............................      1,229        --            --         --          --
                                                        --------       -------     --------   --------       -------
Loss for the period..................................   $(41,117)      $(7,550)    $(13,831)  $ (2,699)      $  (155)
                                                        ========       =======     ========   ========       =======
Basic and diluted loss per share.....................   $  (1.13)      $ (0.57)    $  (0.82)  $  (0.47)      $ (0.06)
                                                        ========       =======     ========   ========       =======
Weighted-average number of shares used in computing
  basic and diluted loss per share (in thousands)....     36,246        13,301       16,887      5,784         2,752
                                                        ========       =======     ========   ========       =======

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                               724 SOLUTIONS INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE NUMBERS)
    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 IS UNAUDITED)

                                                                                  DEFERRED
                                                                                STOCK-BASED
                                                                  DEFERRED      COMPENSATION
                                                                 STOCK-BASED     RELATED TO
                                            COMMON SHARES       COMPENSATION      SOFTWARE                       TOTAL
                                        ---------------------    RELATED TO     DEVELOPMENT    ACCUMULATED   SHAREHOLDERS'
                                          NUMBER      AMOUNT    STOCK OPTIONS     REVENUE        DEFICIT        EQUITY
                                        ----------   --------   -------------   ------------   -----------   -------------
Balances, July 28, 1997 (inception)...         200   $      1     $ --            $--           $ --            $      1
Loss for the period...................      --          --          --             --               (155)           (155)
Issuance of common shares.............   3,999,800      1,442       --             --             --               1,442
                                        ----------   --------     --------        -------       --------        --------
Balances, December 31, 1997...........   4,000,000      1,443       --             --               (155)          1,288
Loss for the year.....................      --          --          --             --             (2,699)         (2,699)
Deferred stock-based compensation.....      --            414         (414)        (3,287)        --              (3,287)
Amortization of deferred stock-based
  compensation........................      --          --             181         --             --                 181
Allocation of deferred stock-based
  compensation to software development
  revenue and deferred revenue........      --          --          --              1,815         --               1,815
Issuance on exercise of options.......   4,000,000      1,296       --             --             --               1,296
Issuance of common shares.............   3,428,570      4,599       --             --             --               4,599
                                        ----------   --------     --------        -------       --------        --------
Balances, December 31, 1998...........  11,428,570      7,752         (233)        (1,472)        (2,854)          3,193
Loss for the year.....................      --          --          --             --            (13,831)        (13,831)
Deferred stock-based compensation.....      --          5,841       (5,841)        --             --             --
Amortization of deferred stock-based
  compensation........................      --          --             165         --             --                 165
Allocation of deferred stock-based
  compensation to software development
  revenue and deferred revenue........      --          --          --              1,472         --               1,472
Issuance of common shares.............  17,973,856     71,169       --             --             --              71,169
                                        ----------   --------     --------        -------       --------        --------
Balances, December 31, 1999...........  29,402,426     84,762       (5,909)        --            (16,685)         62,168
Loss for the period...................      --          --          --             --            (41,117)        (41,117)
Deferred stock-based compensation.....      --         14,364      (14,364)        --             --             --
Common share purchase options.........      --          4,793       --             --             --               4,793
Amortization of deferred stock-based
  compensation........................      --          --           3,854         --             --               3,854
Issuance on exercise of options.......     713,494        541       --             --             --                 541
Issuance of common shares.............   8,945,210    252,619       --             --             --             252,619
                                        ----------   --------     --------        -------       --------        --------
Balances, September 30, 2000
  (unaudited).........................  39,061,130   $357,079     $(16,419)       $--           $(57,802)       $282,858
                                        ==========   ========     ========        =======       ========        ========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                               724 SOLUTIONS INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                                            PERIOD FROM
                                                            NINE MONTHS ENDED           YEARS ENDED        JULY 28, 1997
                                                              SEPTEMBER 30,            DECEMBER 31,       (INCEPTION) TO
                                                        -------------------------   -------------------    DECEMBER 31,
                                                           2000          1999         1999       1998          1997
                                                        -----------   -----------   --------   --------   ---------------
                                                        (Unaudited)   (Unaudited)
Cash flows from (used in) operating activities:
  Loss for the period.................................   $ (41,117)     $(7,550)    $(13,831)  $(2,699)        $ (155)
  Depreciation and amortization.......................      11,581          445          752        88        --
  Stock-based compensation............................       4,103        1,397        1,809     1,576        --
  Other non-cash expenses.............................         (62)      --            --        --           --
  Equity in loss of affiliate.........................         543       --            --        --           --
  Dilution gain.......................................      (1,229)      --            --        --           --
  Foreign exchange gain...............................         651       --            --        --           --
  Change in operating assets and liabilities:
    Accounts receivable...............................         (84)      (2,230)      (3,086)      (34)            (1)
    Prepaid expenses and other receivables............      (2,255)        (477)      (1,347)      (21)       --
    Accounts payable..................................        (306)         162        1,746       213             23
    Accrued liabilities...............................       5,233          994        2,504       453             10
    Deferred revenue..................................      (2,238)       3,435        5,953       420        --
                                                         ---------      -------     --------   -------         ------
  Net cash flows used in operating activities.........     (25,180)      (3,824)      (5,500)       (4)          (123)
Cash flows from (used in) financing activities:
  Issuance of common shares...........................     165,672       30,114       71,169     2,608          1,443
  Deferred charges....................................      --           --           (1,100)    --           --
                                                         ---------      -------     --------   -------         ------
  Net cash flows from financing activities............     165,672       30,114       70,069     2,608          1,443
Cash flows used in investing activities:
  Purchase of capital assets..........................      (8,777)      (1,222)      (2,258)     (927)           (21)
  Purchase of short-term investments..................    (158,062)      --            --        --           --
  Purchase of intangible and other assets.............      (2,136)      --            --        --           --
  Investment in Neomar Inc............................      (3,500)      --            --        --           --
  Investment in Corillian Corporation.................      (7,000)      --            --        --           --
  Investment in Maptuit.com Inc.......................        (750)      --            --        --           --
  Acquisition of YRLess Internet Corporation..........      (1,272)      --            --        --           --
  Acquisition of Ezlogin.com, Inc.....................      (1,651)      --            --        --           --
  Acquisition of Spyonit.com, Inc.....................      (2,065)      --            --        --           --
                                                         ---------      -------     --------   -------         ------
  Net cash flows used in investing activities.........    (185,213)      (1,222)      (2,258)     (927)           (21)
Foreign exchange gain on cash held in a foreign
  currency............................................        (651)      --            --        --           --
                                                         ---------      -------     --------   -------         ------
Net increase (decrease) in cash and cash
  equivalents.........................................     (45,372)      25,068       62,311     1,677          1,299
Cash and cash equivalents, beginning of period........      65,287        2,976        2,976     1,299        --
                                                         ---------      -------     --------   -------         ------
Cash and cash equivalents, end of period..............   $  19,915      $28,044     $ 65,287   $ 2,976         $1,299
                                                         =========      =======     ========   =======         ======

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                               724 SOLUTIONS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

1.  ORGANIZATION OF THE COMPANY:

    The Company was established in July 1997 to provide internet infrastructure solutions to financial institutions, enabling them to offer personalized and secure mobile banking, investment and commerce services across a wide range of internet-enabled wireless and consumer electronic devices. The Company also provides end-to-end customer support through its global application hosting and contact centre services.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    These financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with Canadian generally accepted accounting principles which, except as disclosed in note 14, conform, in all material respects, with U.S. generally accepted accounting principles.

    (a) Consolidation:

       These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. Intercompany transactions and balances are eliminated on consolidation.

    (b) Financial Instruments:

       Financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. The Company determines the fair values of its financial instruments based on quoted market values or discounted cash flow analyses. Unless otherwise indicated, the fair values of financial assets and financial liabilities approximate their recorded amounts.

       Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents consist primarily of deposits with major commercial banks and high-grade commercial paper, the maturities of which are three months or less from the date of purchase. Short-term investments consist of high-grade fixed income securities with maturities of three months or more. The Company performs periodic credit evaluations of the financial condition of its customers. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers.

    (c) Revenue recognition:

       The Company's revenue is primarily derived from (i) the licensing of its products, (ii) application hosting services and (iii) the provision of related services, including installation, integration, training and maintenance and support. Product revenues are recognized when a contract with a customer has been executed, delivery and acceptance have occurred and the collection of the related receivables is deemed probable by management. Application hosting services revenue is recognized monthly as earned either on a fixed fee or variable rate basis. Services revenues are recognized as the services are performed. Maintenance and support revenues paid in advance are non-refundable and are recognized rateably over the term of the agreement, which is typically twelve months. Software development, product and services revenues that have been prepaid but do not yet qualify for recognition as revenues under the Company's revenue recognition policy are reflected as deferred revenue on the Company's balance sheet.

    (d) Research and development expenses:

       Costs related to research, design and development of software products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. To date, completing a working model of the Company's product and the general release of the product have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

2.  SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    (e) Investment tax credits:

       The Company is entitled to Canadian federal and provincial investment tax credits which are earned as a percentage of eligible research and development expenditures incurred in each taxation year.

       Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.

    (f) Stock-based compensation:

       The Company uses the intrinsic value method to account for stock-based compensation related to stock options. As such, deferred stock-based compensation is recorded if, on the date of grant of the stock option or the subscription right, the current fair value of an underlying common share exceeds the exercise price per share. Deferred stock-based compensation is recognized as an expense over the vesting period of the option or as a reduction of revenue over the term of the related revenue contract, as the case may be.

    (g) Capital assets:

       Capital assets are stated at cost, net of accumulated depreciation and amortization, and are amortized over their estimated useful lives. Leasehold improvements are recorded at cost and amortized over the lesser of their useful lives or the term of the related lease. Expenditures for maintenance and repairs have been charged to the statement of operations as incurred. Depreciation and amortization are computed using the straight-line method as follows:

    Computer equipment..........................................  3 years
    Computer software...........................................  1 year
    Office furniture and equipment..............................  5 years
    Leasehold improvements......................................  5 years

       The Company regularly reviews the carrying values of its capital assets by comparing the carrying amount of the asset to the expected future cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write-down is charged to the statement of operations.

    (h) Investments:

       Investments in affiliates are recorded on the equity method when the Company's ownership interest in the affiliate is greater than 20% but not more than 50% and where the Company can exercise significant influence over the affiliate.

       Long-term investments in affiliates in which the Company's ownership interest is less than 20% and where the Company cannot exercise significant influence over the affiliate are accounted for by the cost method. Under this method of accounting, the investment is recorded at cost and only written down in value if a decline in value is other than temporary.

    (i) Intangible and other assets:

       Intangible and other assets are recorded at cost, and are amortized on a straight-line basis at the following rates:

    Workforce...................................................  Over 1 - 5 years
    Core technology.............................................  Over 1 - 5 years
    Goodwill....................................................  Over 3 - 5 years

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

2.  SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
       Goodwill represents the excess of the purchase price over the fair value of net assets acquired. On an ongoing basis, management reviews the valuation and amortization of goodwill, taking into consideration any events and circumstances which might impair the fair value of the related asset. Goodwill is written down to fair value when decreases in value are considered to be other than temporary, based upon expected cash flows of the acquired business.

    (j) Currency translation:

       Effective July 31, 1999, the U.S. dollar became the functional currency of the Company. This change resulted from the increased significance of U.S. dollar denominated revenue and expenditures in relation to the Company's Canadian dollar denominated transactions. In addition, the Company's recent issuances of common shares have been primarily denominated in U.S. dollars. Exchange gains and losses resulting from transactions denominated in currencies other than U.S. dollars are included in the results of operations for the period.

       Prior to July 31, 1999, the functional currency of the Company was the Canadian dollar. Accordingly, monetary assets and liabilities of the Company that were denominated in foreign currencies were translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Transactions included in operations were translated at the average rate for the period. Exchange gains and losses resulting from the translation of these amounts were reflected in the statement of operations in the period in which they occurred.

    (k) Income taxes:

       The Company provides for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (l) Use of estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Actual results could differ from those estimates.

    (m) Unaudited interim financial information:

       The accompanying interim financial information as at September 30, 2000 and for the nine months ended September 30, 2000 and 1999 is unaudited but includes all adjustments, consisting of only normal recurring adjustments, which management considers necessary to present fairly, in all material respects, the interim financial information for the periods presented.

3.  ACQUISITIONS:

    (a) YRLess Internet Corporation:

       On March 17, 2000, the Company acquired all the outstanding common shares of YRLess Internet Corporation ("YRLess"), an Internet message gateway developer, for total cash consideration of approximately $1,272,000, including acquisition costs of approximately $34,000. In addition, the Company is committed to pay approximately $4,539,000 in common shares of the Company, valued at their current market prices, in three annual installments over the next three

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

3.  ACQUISITIONS: (CONTINUED)
       years. The payment of this future consideration is contingent on the former shareholders of YRLess remaining as employees of the Company and therefore will be recorded as compensation expense on a straight-line basis over 36 months.

       The cash consideration paid has been allocated to the net assets acquired based on their fair value, and the excess of the purchase price over the fair value of the net assets acquired has been recorded as goodwill and is being amortized over 36 months.

    (b) Ezlogin.com, Inc.:

       On June 16, 2000, the Company acquired all of the outstanding shares of Ezlogin.com, Inc. (ezlogin), a privately held company incorporated in California in the business of providing Internet infrastructure tools for user-driven personalization. The transaction has been accounted for by the purchase method, with the results of operations included in these financial statements from the date of acquisition. The purchase price of approximately $55.8 million was satisfied by the issuance of 1,003,594 common shares of the Company and the assumption of the existing ezlogin option plan which, if all options outstanding under the plan are exercised, would result in the issuance of an additional 91,796 common shares of the Company. In addition, the Company incurred $3.0 million in costs related to the acquisition. The excess of the purchase price over the fair value of the net tangible assets of ezlogin at the date of acquisition of $56.9 million has been allocated to goodwill and other intangible assets and is being amortized over 24 months. Amortization expense of the resulting goodwill and acquired intangible assets of $7.9 million has been recorded in the nine-month period ended
       September 30, 2000.

    (c) Spyonit.com, Inc.:

       On September 12, 2000, the Company acquired all of the outstanding shares of Spyonit.com, Inc. ("Spyonit"), a privately held company incorporated in Delaware which develops software to monitor the Internet and other content sources for items of interest to end-users. The transaction has been accounted for by the purchase method, with the results of operations included in these financial statements from the date of acquisition. The purchase price of approximately $40.0 million was satisfied by the issuance of 1,041,616 common shares of the Company and $2.0 million in cash. As part of the terms of purchase, up to 137,062 common shares of the total common shares issued are subject to repurchase at a minimum value if the vendors do not remain employees of the Company through September 2003. The Company has recorded deferred stock-based compensation in the amount of $6.0 million related to the 137,062 common shares and is amortizing this amount as compensation expense on a straight-line basis over three years. In addition, the Company incurred $200,000 in costs related to the acquisition. The excess of the purchase price over the fair value of the net tangible assets of Spyonit at the date of acquisition of $39.9 million has been allocated to goodwill and acquired intangible assets and is being amortized over 60 months. Amortization expense of the resulting goodwill and acquired intangible assets of $400,000 has been recorded in the nine-month period ended September 30, 2000.

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

3.  ACQUISITIONS: (CONTINUED)
    The transactions are summarized as follows (unaudited):

                                                                   YRLESS    EZLOGIN    SPYONIT
                                                                  --------   --------   --------
    Net assets acquired at fair values:
      Cash......................................................   $--       $ 1,517    $    66
      Capital assets............................................       17        529         87
      Other assets..............................................       43        272         38
      Current liabilities.......................................     (177)      (486)      (109)
      Acquired technology.......................................    --         2,290      7,290
      Workforce.................................................    --           560        280
      Non-competition agreements................................    --         --           260
                                                                   ------    -------    -------
      Fair value of identifiable assets.........................     (117)     4,682      7,912
    Goodwill....................................................    1,389     54,103     32,063
                                                                   ------    -------    -------
                                                                   $1,272    $58,785    $39,975
                                                                   ======    =======    =======
    Purchase price:
      Cash......................................................   $1,238    $ --       $ 2,000
      Common shares.............................................    --        51,186     37,775
      Fair value of options.....................................    --         4,599      --
      Acquisition expenses......................................       34      3,000        200
                                                                   ------    -------    -------
                                                                   $1,272    $58,785    $39,975
                                                                   ======    =======    =======

    The table below reflects unaudited pro forma consolidated results of the Company, YRLess, ezlogin and Spyonit as if the acquisitions had taken place on January 1, 1999 and January 1, 2000, respectively.

                                                                   NINE MONTHS
                                                                      ENDED         YEAR ENDED
                                                                  SEPTEMBER 30,    DECEMBER 31,
                                                                       2000            1999
                                                                  --------------   -------------
                                                                   (Unaudited)
    Revenue.....................................................     $ 13,214        $  1,536
    Loss for the period.........................................     $(66,740)       $(43,863)
    Loss for the period per common share........................     $  (1.76)       $  (2.45)

4.  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:

    Cash consists of deposits with major financial institutions. Cash equivalents consist of short-term deposits and high-grade commercial paper with an original maturity of three months or less at the date of purchase.

    Short-term investments which consist of fixed income securities with a maturity of three months or more are recorded at their accreted value as they are held to maturity.

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

4.  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS: (CONTINUED)
    The components of cash and cash equivalents are summarized as follows:

                                                                                      DECEMBER 31,
                                                                  SEPTEMBER 30,    -------------------
                                                                       2000          1999       1998
                                                                  --------------   --------   --------
                                                                   (Unaudited)
    Cash........................................................     $ 6,117       $ 3,264     $2,976
    Cash equivalents............................................      13,798        62,023      --
                                                                     -------       -------     ------
                                                                     $19,915       $65,287     $2,976
                                                                     =======       =======     ======

5.  CAPITAL ASSETS:

    Capital assets consist of the following:

                                                                                      DECEMBER 31,
                                                                  SEPTEMBER 30,    -------------------
                                                                       2000          1999       1998
                                                                  --------------   --------   --------
                                                                   (Unaudited)
    Computer equipment..........................................     $ 6,081        $1,499      $356
    Computer software...........................................       1,744           500       200
    Office furniture and equipment..............................       2,043           453       172
    Leasehold improvements......................................       2,743           754       220
                                                                     -------        ------      ----
                                                                      12,611         3,206       948
    Less: accumulated depreciation and amortization.............      (2,835)         (840)      (88)
                                                                     -------        ------      ----
                                                                     $ 9,776        $2,366      $860
                                                                     =======        ======      ====

6.  INVESTMENTS:

    (a) On March 8, 2000, the Company purchased a one-third interest in Maptuit.com Inc. ("Maptuit") for cash consideration of $750,000. Maptuit is a privately held Canadian company in the business of developing directional mapping software and providing online directional services, mapping services and spatial relational search services to its customers.

       The investment in Maptuit has been accounted for using the equity method. Under the equity method, the original cost of the investment is adjusted for the Company's share of post-acquisition income or losses, less dividends. The excess of the cost of the shares of Maptuit over the Company's proportionate interest in the net book value of Maptuit's net assets on the date of acquisition amounted to approximately $677,000. This excess is being amortized on a straight-line basis over three years.

       On September 27, 2000, Maptuit completed a $5.0 million private placement through the issuance of 3,000 convertible preferred shares. The Company recorded a dilution gain of $1,228,711 which took its investment from a 33.3% interest to a 27.5% interest.

    (b) In April 2000, the Company acquired 875,000 common shares (then representing approximately a 2.9% interest) for $7.0 million in cash in Corillian Corporation ("Corillian"), a provider of e-finance solutions for the Internet. The market value of the Corillian shares, based on the publicly quoted price, on September 30, 2000 is $8.4 million. In addition, the Company announced its intention to partner with Corillian to provide financial services providers with a seamless wired and wireless Internet banking services solution based on the 724 Solutions Financial Services Platform in combination

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

6.  INVESTMENTS: (CONTINUED)
       with Corillian's eFinance Voyager platform. Corillian is a U.S. publicly traded company on the Nasdaq National Market trading under the symbol CORI. The investment is accounted for using the cost method of accounting.

    (c) In June 2000, the Company acquired a 9.5% interest in Neomar Inc. ("Neomar") for $3.5 million in cash. Neomar is a privately held company in the business of providing Wireless Application Protocol ("WAP")-based services for personal digital assistants. In addition, the Company has entered into a license agreement with Neomar to license the WAP solution and incorporate it into the Company's Financial Services Platform. The investment is accounted for using the cost method of accounting.

7.  INTANGIBLE AND OTHER ASSETS:

                                                                                      DECEMBER 31,
                                                                  SEPTEMBER 30,    -------------------
                                                                       2000          1999       1998
                                                                  --------------   --------   --------
                                                                   (Unaudited)
    Goodwill....................................................     $ 87,541       $--        $--
    Acquired technology and other assets........................       12,682        1,100      --
                                                                     --------       ------     ------
                                                                      100,223        1,100      --
    Less: accumulated amortization..............................       (9,473)       --         --
                                                                     --------       ------     ------
                                                                     $ 90,750       $1,100     $--
                                                                     ========       ======     ======

8.  SHAREHOLDERS' EQUITY:

    (a) Common share issuances:

       1997:

       In September 1997, the Company issued 3,999,800 common shares and granted an option to acquire an additional 4,000,000 common shares to the founder of the Company for gross proceeds of Cdn. $1,999,900. The option was exercisable at the holder's option at a price of $0.50 per common share. The option was exercised in October 1998.

       1998:

       In April 1998, the Company issued to Bank of Montreal ("BMO") 1,000,000 common shares for gross proceeds of Cdn. $1,000,000 and granted BMO an option to subscribe for 2,428,570 additional common shares for Cdn. $1,000,000, exercisable upon BMO's extension of its technology licensing agreement with the Company for a second year, and payment of the second year's technology licensing fee. In October 1998, following BMO's extension of the technology license agreement, BMO exercised the option to subscribe for 2,428,570 common shares for Cdn. $1,000,000. On the date of exercise, the fair value of the 2,428,570 common shares was determined to be Cdn. $6,071,425, resulting in a deferred stock-based compensation charge of Cdn. $5,071,425 (U.S. $3,286,943).

       1999:

       In June 1999, the Company issued 541,790 common shares to Bank of America ("BA") at a price of $3.69 per share for gross proceeds of $2,000,000 and BA committed to subscribe for 541,790 additional common shares for $2,000,000. BA subscribed for the 541,790 additional common shares in October 1999 for gross proceeds of $2,000,000.

       In August 1999, the Company issued to Citicorp Strategic Technology Corporation 950,000 common shares at a price of $3.83 per share for gross proceeds of $3,633,750. Citicorp Strategic Technology Corporation also contracted at this time

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

8.  SHAREHOLDERS' EQUITY: (CONTINUED)
       to subscribe for 5,450,000 additional common shares at a price of $3.83 per share upon the satisfaction of certain conditions, including the receipt of applicable regulatory approvals. The option was exercised in October 1999 for gross proceeds of $20,846,250.

       In August 1999, the Company granted BA an option to subscribe for 2,116,420 common shares at a price of $3.90 per share. The option was exercised in October 1999 for cash proceeds of $8,243,446.

       In August 1999, the Company issued 6,400,000 common shares to Sonera Corporation for a price of $3.83 per share for gross proceeds of $24,480,000.

       In October 1999, the Company completed three private placements for a total issuance of 1,973,856 common shares at prices of $3.83 and $7.50 per share and a warrant in respect of 666,668 common shares exercisable at a price of $7.50 per share for total proceeds of $10,000,000. This warrant expired unexercised on January 14, 2000.

       On December 30, 1999, all of the outstanding and reserved common shares were split on a basis of two for one. The Company's share capital and earnings (loss) per share have been restated to give effect to this share split.

       2000:

       In February 2000, the Company issued 6,900,000 common shares through an initial public offering at $26.00 per common share on the Nasdaq National Market and The Toronto Stock Exchange for net proceeds of approximately $165,700,000.

       During 2000, in connection with the acquisition of ezlogin and Spyonit, the Company issued an aggregate of 2,045,210 common shares with an ascribed aggregate value of $89 million (note 3).

    (b) Stock option plans:

       The Company currently has a Canadian stock option plan, a U.S. stock option plan, and a new 2000 stock option plan (the "Plans"), each of which is intended to attract, retain and motivate employees, officers, directors and consultants. The stock option committee, in conjunction with the compensation committee, determines, among other things, the eligibility of individuals to participate in the Plans and the term, vesting periods and the exercise price of options granted under the Plans. The Company has reserved an aggregate of 3,200,000 common shares for issuance under the Canadian and U.S. plans, and an additional 2,000,000 common shares under the new 2000 plan. In April 2000, the Board of Directors approved an increase in the maximum number of shares issuable under the 2000 Plan to 3,800,000 common shares, which was ratified by the Company's shareholders at the annual and special meeting of shareholders held May 31, 2000.

       The Canadian stock option plan was adopted in September 1997. All options granted under the plan have a maximum term of 10 years and have an exercise price per share of no less than the fair market value of the common shares on the date of the option grant as determined by the Board of Directors or duly authorized committee as at the time of the grant. If an optionee's employment is terminated without cause, the vested portion of any grant will remain exercisable until its expiration date, subject to compliance with certain non-competition and non-solicitation obligations. In the event of termination for cause, the vested portion of any grant will remain exercisable for a period of 30 days after the date of termination. Unvested options will expire on termination except for such portion thereof which would have vested within six months or within the required statutory notice period, following a termination without cause, whichever is earlier, or within one year if termination is due to death or disability. If a change of control of the Company occurs, all options become immediately vested and exercisable.

       The U.S. stock option plan was adopted in October 1999. The plan provides for the grant of both incentive stock options and non-qualified stock options. Incentive stock options granted under the plan have a maximum term of

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

8.  SHAREHOLDERS' EQUITY: (CONTINUED)
       10 years, or five years in the case of incentive stock options granted to an employee who owns common shares having more than 10% of the voting power of the Company. The exercise price of incentive stock options is the fair market value of common shares on the date of the grant, or 110% of the fair market value in the case of an incentive stock option granted to an employee who owns common shares having more than 10% of the voting power of the Company. Non-qualified stock options granted under the plan have a maximum term of 10 years and an exercise price of no less than 85% of the fair market value of the common shares on the date of the grant, or 110% of the fair market value for those employees who own common shares representing more than 10% of the voting power. Restricted shares granted under the plan have a maximum term of 10 years and an exercise price of no less than 85% of the fair market value of the common shares on the date of the grant, or 100% of the fair market value in the case of restricted shares granted to an employee who owns common shares having more than 10% of the voting power.

       Under the Canadian stock option plan and the U.S. stock option plan, the Company has the right to repurchase options from optionees after termination of employment on certain terms.

       The new 2000 stock option plan was adopted in December 1999 and replaced, on a prospective basis, the Canadian and U.S. stock option plans. The stock options granted under the Canadian and U.S. stock option plans prior to the date of completion of the IPO, continue to be effective and governed by the terms of the plans under which they were granted. The options granted under the 2000 plan have a maximum term of 10 years and an exercise price no less than the fair market value of the common shares on the date of the grant as determined by the Board of Directors or duly authorized committee at the date of the grant. Options held by any person under the new plan, together with any other options granted to that person may not at any time exceed 5% of the aggregate number of common shares outstanding. If a change of control of the Company occurs, all options granted under this plan will become immediately vested and exercisable.

       On June 16, 2000, the Company assumed the ezlogin stock option plan in connection with its acquisition of ezlogin. In aggregate, the Company assumed options to issue common shares of the Company totalling 91,796. The Company does not plan to issue any additional options under the ezlogin stock option plan in the future. Instead, any of the former directors, officers, employees and consultants of ezlogin will be issued options under the Company's 2000 stock option plan.

       The ezlogin plan provided for the grant of both incentive stock options and non-qualified stock options. Incentive stock options granted under the plan have a maximum term of 10 years, or 5 years in the case of incentive stock options granted to an employee who owned common shares having more than 10% of the voting power of ezlogin. In the event of termination and to the extent unexercised and exercisable, the option will remain exercisable for a period of three months after the date of termination. If termination is due to death or disability, the right to exercise the option will expire within one year.

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

8.  SHAREHOLDERS' EQUITY: (CONTINUED)
       A summary of the status of the Company's options under the Plans as at December 31, 1999 and September 30, 2000 is as follows:

       December 31, 1999:

                                                                                     WEIGHTED
                                                                                     AVERAGE
                                                                                    REMAINING      NUMBER OF
                                                                      NUMBER OF    CONTRACTUAL      OPTIONS
        EXERCISE PRICE                                                 OPTIONS     LIFE (YEARS)   EXERCISABLE
        --------------                                                ----------   ------------   -----------
        $0.34.......................................................  1,604,000        8.2         1,000,660
        $1.71.......................................................    424,400        9.2           105,666
        $3.75.......................................................    258,460        9.5           131,600
        $7.50.......................................................     20,200        9.7            --
        $10.00......................................................    569,870        9.9            --
                                                                      ---------                    ---------
                                                                      2,876,930                    1,237,926
                                                                      =========                    =========

       September 30, 2000 (unaudited):

                                                                                     WEIGHTED
                                                                                     AVERAGE
                                                                                    REMAINING      NUMBER OF
                                                                      NUMBER OF    CONTRACTUAL      OPTIONS
        EXERCISE PRICE RANGES                                          OPTIONS     LIFE (YEARS)   EXERCISABLE
        ---------------------                                         ----------   ------------   -----------
        $0.34 - 20.00...............................................  2,234,622        9.0         1,008,551
        $29.82 - 36.78..............................................    310,105        9.9            --
        $40.53 - 58.38..............................................    962,750        9.7            --
        $64.03 - 76.45..............................................     14,676        9.5            --
        $83.07 - 90.89..............................................    189,200        9.4            12,000
        $105.95 - 155.98............................................     68,900        9.5            --
        $163.87 - 207.82............................................     95,884        9.5            --
                                                                      ---------                    ---------
                                                                      3,876,137                    1,020,551
                                                                      =========                    =========

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

8.  SHAREHOLDERS' EQUITY: (CONTINUED)
       The following table summarizes the continuity of options issued under the
       Plans:

                                                                                      DECEMBER 31,
                                                                      ---------------------------------------------
                                               SEPTEMBER 30, 2000             1999                    1998
                                              ---------------------   ---------------------   ---------------------
                                                           WEIGHTED                WEIGHTED                WEIGHTED
                                                           AVERAGE                 AVERAGE                 AVERAGE
                                              NUMBER OF    EXERCISE   NUMBER OF    EXERCISE   NUMBER OF    EXERCISE
                                               OPTIONS      PRICE      OPTIONS      PRICE      OPTIONS      PRICE
                                              ----------   --------   ----------   --------   ----------   --------
                                                   (Unaudited)
        Outstanding, beginning of period....  2,876,930     $ 2.81    1,865,000     $0.49       400,000     $0.35
        Granted.............................  1,896,820      56.25    1,071,196      8.44     1,465,000      0.54
        Exercised...........................   (713,565)     25.30       --          --          --          --
        Cancelled...........................   (184,048)      0.78      (59,266)     3.42        --          --
                                              ---------     ------    ---------     -----     ---------     -----
        Outstanding, end of period..........  3,876,137     $27.08    2,876,930     $2.81     1,865,000     $0.49
                                              =========     ======    =========     =====     =========     =====
        Options exercisable, end of
          period............................  1,020,551     $ 2.00    1,237,926     $0.72       625,166     $0.34
                                              =========     ======    =========     =====     =========     =====

       The Company recorded deferred stock-based compensation relating to options issued under the Company's Plans amounting to $14,380,000 for the nine months ended September 30, 2000, $5,841,000 for the year ended December 31, 1999 and $414,000 for the year ended December 31, 1998. Amortization of deferred stock-based compensation amounted to $3,870,000 for the nine months ended September 30, 2000; $165,000 for the year ended December 31, 1999 and $181,000 for the year ended December 31, 1998.

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

9.  INCOME TAXES:

    The provision for income taxes differs from the amount computed by applying the statutory income tax rate to net income (loss) before income taxes. The sources and tax effects of the differences are as follows:

                                                                                                             PERIOD FROM
                                                                    NINE MONTHS                             JULY 28, 1997
                                                                       ENDED              YEARS ENDED        (INCEPTION)
                                                                   SEPTEMBER 30,         DECEMBER 31,             TO
                                                                -------------------   -------------------    DECEMBER 31,
                                                                  2000       1999       1999       1998          1997
                                                                --------   --------   --------   --------   --------------
                                                                    (Unaudited)
    Basic rate applied to net income (loss) before provision
      for income taxes........................................  $(17,679)  $(3,360)   $(6,168)   $(1,201)        $(69)
    Adjustments resulting from:
      Scientific research expenses not deducted for tax.......     --          770      2,285        333       --
      Foreign losses affected at lower rates..................     4,206     --           991      --          --
      Stock-based compensation not deducted for tax...........     1,764       622        789        701       --
      Amortization of intangibles.............................     3,985     --         --         --          --
      Share issue costs.......................................      (879)    --         --         --          --
      Other...................................................     1,802        85        218        167           45
                                                                --------   -------    -------    -------         ----
                                                                  (6,801)   (1,883)    (1,885)     --             (24)
    Unrecognized benefit of net operating losses carried
      forward.................................................     6,801     1,883      1,885      --              24
                                                                --------   -------    -------    -------         ----
    Income taxes..............................................  $  --      $ --       $ --       $ --          --$
                                                                ========   =======    =======    =======         ====

    Significant components of the Company's future tax assets are as follows:

                                                                                      DECEMBER 31,
                                                                  SEPTEMBER 30,    -------------------
                                                                       2000          1999       1998
                                                                  --------------   --------   --------
                                                                         (Unaudited)
    Research and development expenses deferred for income tax
      purposes..................................................     $ 3,067        $3,067      $244
    Net operating losses carried forward........................      10,459         1,909        24
    Share issue costs...........................................       5,713         --         --
    Capital assets..............................................         570         --         --
                                                                     -------        ------      ----
    Future tax asset............................................      19,809         4,976       268
    Less:
      Future tax liability related to capital assets............      --               420      --
      Future tax liability related to acquired technology.......       4,275         --         --
      Valuation allowance.......................................      15,534         4,556       268
                                                                     -------        ------      ----
                                                                     $--            $--         $--
                                                                     =======        ======      ====

    In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates, and tax planning strategies in making this assessment. In order to fully realize the future tax assets, the Company will need

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

9.  INCOME TAXES: (CONTINUED)
    to generate future taxable income of approximately $36 million prior to the expiration of the net operating losses carried forward in the years 2003 to 2019. Due to the uncertainties related to the industry in which the Company operates, the tax benefit of the above carried forward amounts have been completely offset by a valuation allowance.

10. LEASE COMMITMENTS:

    Future minimum lease payments under non-cancellable operating leases for premises and equipment are as follows:

                                                                  SEPTEMBER 30,    DECEMBER 31,
                                                                       2000            1999
                                                                  --------------   -------------
                                                                   (Unaudited)
    2000........................................................     $   839          $1,311
    2001........................................................       2,974           1,231
    2002........................................................       2,344           1,059
    2003........................................................       2,173           1,059
    2004........................................................       1,858             924
    2005 and thereafter.........................................       1,027             343
                                                                     -------          ------
                                                                     $11,215          $5,927
                                                                     =======          ======

    Rent expense for the nine months ended September 30, 2000 and 1999, the years ended December 31, 1999 and 1998, and the period from July 28, 1997 (inception) to December 31, 1997 was $2,244,000, $307,000, $590,000,
    $107,000 and $17,000, respectively. The Company is also responsible for certain common area costs at its various leased premises.

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

11. SEGMENTED INFORMATION:

    The Company operates in a single reportable operating segment, that is, the design and delivery of an Internet infrastructure platform that enables customers to deliver services involving transactions such as online banking, brokerage and mobile electronic commerce to a broad range of Internet-enabled devices. The single reportable operating segment derives its revenue from the sale of software and related services. Information about the Company's geographical net revenues and assets is set forth below:

                                                                                                               PERIOD FROM
                                                                      NINE MONTHS                             JULY 28, 1997
                                                                         ENDED              YEARS ENDED        (INCEPTION)
                                                                     SEPTEMBER 30,         DECEMBER 31,             TO
                                                                  -------------------   -------------------    DECEMBER 31,
                                                                    2000       1999       1999       1998          1997
                                                                  --------   --------   --------   --------   --------------
                                                                      (Unaudited)
    Net revenue by geographic locations:
      Other North America.......................................  $11,158      $--      $ 1,135      $--         --$
      Canada....................................................    2,035       829          87       491        --
                                                                  -------      ----     -------      ----          ----
                                                                  $13,193      $829     $ 1,222      $491        --$
                                                                  =======      ====     =======      ====          ====

                                                      SEPTEMBER 30, 2000       DECEMBER 31, 1999       DECEMBER 31, 1998
                                                     ---------------------   ---------------------   ---------------------
                                                                INTANGIBLE              INTANGIBLE              INTANGIBLE
                                                     CAPITAL    AND OTHER    CAPITAL    AND OTHER    CAPITAL    AND OTHER
                                                      ASSETS      ASSETS      ASSETS      ASSETS      ASSETS      ASSETS
                                                     --------   ----------   --------   ----------   --------   ----------
                                                          (Unaudited)
    United States..................................   $1,412     $89,591      $   41      $1,100       $--        $--
    Canada.........................................    8,300       1,159       2,325       --           860        --
    International..................................       64       --          --          --          --          --
                                                      ------     -------      ------      ------       ----       ------
                                                      $9,776     $90,750      $2,366      $1,100       $860       $--
                                                      ======     =======      ======      ======       ====       ======

    For the nine months ended September 30, 2000, four customers accounted for 43%, 21%, 18% and 15% of revenue, respectively. For the nine months ended September 30, 1999, one customer accounted for 100% of revenue. For the year ended December 31, 1999, three customers accounted for 100% of revenue. For the year ended December 31, 1998, one customer accounted for 100% of revenue.

    At September 30, 2000, three customers accounted for 52%, 17% and 16% of the accounts receivable balance. At December 31, 1999, three customers accounted for 100% of the accounts receivable balance.

12. RELATED PARTY TRANSACTIONS:

    (a) On April 30, 1998, the Company entered into a share subscription agreement and a technology license agreement with Bank of Montreal ("BMO"). Pursuant to the share subscription agreement, on April 30, 1998, BMO subscribed for 1,000,000 of the Company's common shares for Cdn. $1,000,000 and received an option to subscribe for 2,428,570 additional common shares for Cdn. $1,000,000, exercisable in the event that BMO extended its technology license agreement for a second year and paid the second year's technology licensing fee. In October 1998, upon exercising its right to extend the technology license agreement, BMO exercised the option and subscribed for 2,428,570 shares for Cdn. $1,000,000. On the date of exercise, the fair value of the 2,428,570 common shares was determined to be Cdn. $6,071,425, resulting in a stock-based compensation charge related to software development revenue of Cdn. $5,071,425

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

12. RELATED PARTY TRANSACTIONS: (CONTINUED)
       (U.S. $3,286,943). The stock-based compensation is being attributed to the software development revenue over the term of the technology license agreement in proportion to the revenue recognized in the first and second years under the agreement. The excess of the stock-based compensation over the accumulated allocation to software development revenue has been netted against the related deferred revenue, with the balance being recorded as deferred stock-based compensation in shareholders' equity. As of September 30, 2000, the deferred stock-based compensation charge has been fully expensed. As at September 30, 2000 and December 31, 1999, BMO owned approximately 8.8% and 11.7%, respectively, of the Company's outstanding common shares.

       The BMO technology license agreement had an initial term of 10 months commencing on April 30, 1998 and is extendable annually at the option of BMO. BMO has extended the term of the technology license for two additional years such that the current renewal period ends on February 28, 2001. The technology license agreement provides for fixed annual license fees of Cdn. $3,000,000 in exchange for a world-wide perpetual license for all technology existing at the commencement of the license period and all technology developed during each term of the agreement. The annual license fees in the first two technology licensing terms of the agreement were subject to refund to the extent that the Company failed to meet certain spending commitments. As at December 31, 1999, all spending commitments had been satisfied. Initially BMO had a right to be the exclusive Canadian financial institution to which the Company would license its technology. In November 1998, BMO agreed to waive this right in exchange for the right to a payment, if any, equal to a percentage of licence fees paid by other Canadian financial institutions to license the Company's technology up to a maximum payment of Cdn. $700,000. To September 30, 2000, no amounts have been subject to payment under this provision. The Company has recognized the annual license fees of the technology license on a straight-line basis over the term of the license.

    (b) On June 1, 1999, the Company entered into a subscription agreement with Bank of America, NA ("BA") and a technology licensing agreement with an affiliate of BA. Pursuant to the subscription agreement BA subscribed for 541,790 common shares of the Company for $2,000,000. The subscription agreement also stipulated that BA would unconditionally subscribe for an additional 541,790 common shares on February 1, 2000 for $2,000,000. BA subscribed for the 541,790 additional common shares in October 1999 as a result of the Company attracting additional equity investors at that time. On August 2, 1999, an Option and Subscription Amending Agreement was entered into which granted BA the option to acquire a further 2,116,420 common shares for an aggregate subscription price of $8,243,456. BA exercised this option in October 1999.

       The technology license agreement provides for a fixed license fee to be paid by the Company over a twenty-month period commencing on June 1, 1999, in exchange for the delivery of specific products over the term of the agreement and for a license of all technology developed during the license period. The license fee has been recognized over the term of the contract commencing upon the delivery of the first product. The Company has deferred the recognition of revenue on payments subject to refund in the event that the Company does not deliver certain defined products. BA has an option to extend this agreement for consecutive one year terms at the end of the twenty month term. The Company has also contracted with BA to provide consulting fees at commercial rates. As at September 30, 2000 and December 31, 1999, BA owned approximately 8.2% and 10.9%, respectively, of the Company's outstanding common shares.

       In 2000, the Company entered into additional agreements with BA in connection with the technology license agreement to provide BA with application hosting services and implementation consulting services including a master services agreement under which the Company will provide services to BA and its affiliates. These services will be provided under separate statements of services that will incorporate all the terms and provisions of the master services agreement and detail the services to be performed, the price to be paid for the services, the designated project managers and any other additional provisions the parties may agree upon. The master services agreement will continue through November 2004

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

12. RELATED PARTY TRANSACTIONS: (CONTINUED) unless either party terminates the agreement upon six months prior written notice. In 2000, the Company has also provided BA with consulting services related to its LiveClips offering.

    (c) On September 28, 1999 and October 19, 1999, the Company entered into a technology license agreement and share subscription agreement, respectively, with Wells Fargo Bank, N.A. ("WF"). Pursuant to the share subscription agreement, WF subscribed for 784,374 common shares of the Company for $3,000,000. As at September 30, 2000 and December 31, 1999, WF owned approximately 2.0% and 2.7%, respectively, of the Company's outstanding common shares.

       Under the original terms of the technology license agreement, the agreement provided for an annual license fee to be paid by WF over the next four years, in exchange for the delivery of a specific software product over the term of the agreement. In 2000, the Company delivered the software product specified in the technology license agreement and has recognized the first annual license fee that had been paid. In addition, the original terms of the technology license agreement also provided for a variable monthly user fee for certain products that are also deliverable under the agreement if licensed by WF. The variable monthly user fee was to be calculated on the number of users and subject to certain maximum and minimum amounts. The Company is currently in negotiations with WF to redefine the deliverables over the remaining term of the contracts. The Company has also contracted with WF to provide consulting fees at commercial rates.

    (d) On December 29, 1999, the Company entered into a master technology license agreement with Citicorp Strategic Technology Corporation ("Citibank"). The initial term of the master agreement is five years. The agreement enables Citigroup and its affiliates to license the technology by entering into separate agreements which will incorporate the terms of the master agreement. In the period ended September 30, 2000, the Company has entered into an agreement under the master technology license agreement with a Citigroup affiliate in Asia. As at September 30, 2000 and December 31, 1999, Citibank owned approximately 14.0% and 21.8%, respectively, of the Company's outstanding common shares.

       Under the terms of the master agreement, Citibank is required to pay to the Company a specified minimum amount during each year that the master agreement is in effect, whether or not Citigroup or any Citigroup affiliates actually enter into agreements under the master agreement to license the technology. The required payments may increase each year of the agreement, up to specified maximum levels, based on specified targets relating to the number of world-wide Citigroup customers that use services based upon the Company's financial services platform, the number of Citigroup affiliates that license the technology and the amount of revenue generated under this agreement. The specified minimum amount received in fiscal 2000 is being recognized rateably over the first year of the contract.

       In addition, under the master agreement the Company will provide to each Citigroup licensee, maintenance services relating to the technology that is licensed under the master agreement. These maintenance services will include, among other things, the provision of updates and upgrades to our technology that are generally made available to our customers. The master agreement also provides that the Company will perform services for Citigroup affiliates that license technology under the agreement, including consulting, development, implementation and other services. The terms of any services of this type, including the fees to be paid for these services, will be set forth in a separate agreement that will be entered into by the Company and the applicable Citigroup affiliate.

       The Company agreed to purchase from Citicorp Strategic Technology Corporation a range of consulting services that are described in the master agreement. These services will include consulting services relating to the promotion of the technology for adoption by Citigroup's affiliates. The Company will pay, for these services, a fee that will be calculated based upon the number of Citigroup affiliates that enter into agreements to license the technology during the first year of the master agreement, which ends December 2000. In the nine months ended September 30, 2000, the Company paid approximately $400,000 for these services.

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

12. RELATED PARTY TRANSACTIONS: (CONTINUED)
       These technology license agreements are extendible annually at the option of the licensees. In addition, the Company has agreed to provide related support and maintenance services to the licensees at commercial rates.

       The following table sets out the balances and transactions with the licensees relating to these agreements:

                                                                                          DECEMBER 31,
                                                                      SEPTEMBER 30,    -------------------
                                                                           2000          1999       1998
                                                                      --------------   --------   --------
                                                                       (Unaudited)
        Related party balances:
          Accounts receivable, net of allowance for doubtful
            accounts................................................      $2,249        $3,121      $34
          Deferred revenue, net of deferred stock-based compensation of $248
            (1998 -- $420)..........................................       2,934         6,125     --

                                                                                                                   PERIOD FROM
                                                                          NINE MONTHS                             JULY 28, 1997
                                                                             ENDED              YEARS ENDED        (INCEPTION)
                                                                         SEPTEMBER 30,         DECEMBER 31,             TO
                                                                      -------------------   -------------------    DECEMBER 31,
                                                                        2000       1999       1999       1998          1997
                                                                      --------   --------   --------   --------   --------------
                                                                          (Unaudited)
        Related party transactions:
          Net revenue:
            Product.................................................   $8,532      $41       $   53      $283         $--
            Services................................................    4,037       34        1,169       208         --

    (e) In August 1999, the Company entered into a two year consulting agreement with a director of the Company providing for a monthly consulting fee of $34,000, together with options, granted under the option plan, to purchase 48,000 common shares of the Company at an exercise price of $3.75. This consulting agreement was cancelled, with the last payment being made in August 2000.

13. EARNINGS (LOSS) PER SHARE:

    Due to the net loss for all periods presented, all potential common shares outstanding are considered anti-dilutive and are excluded from the calculation of diluted loss per share. Common shares issuable on the exercise of common shares that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have been anti-dilutive for the nine months ended September 30, 2000 and for the year ended December 31, 1999, amounted to 2,805,863 and 2,117,951, respectively.

14. CANADIAN AND U.S. ACCOUNTING POLICY DIFFERENCES:

    The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada, which conform in all material respects with generally accepted accounting principles in the U.S. except as noted below.

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

14. CANADIAN AND U.S. ACCOUNTING POLICY DIFFERENCES: (CONTINUED)
    Comprehensive income:

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from stockholder transactions.

    As described in note 6(b), the Company has an investment in a publicly traded entity which the Company has classified as an available-for-sale security. Under U.S. GAAP, the Company would record the investment at fair value and record the unrealized gain as a separate component of stockholders' equity. This would result in investments and stockholders' equity on the balance sheet being increased by $1.4 million and a separate caption in stockholders' equity entitled "accumulated other comprehensive income" with a balance of $1.4 million. Comprehensive loss for the nine-months ended September 30, 2000 would be $39.7 million. For all other periods presented, comprehensive loss would be the same as the loss for the period presented.

    Supplemental disclosures required under U.S. GAAP include the following:

    (a) Recent Accounting Pronouncements:

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. To date, the Company has not entered into derivative instruments. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

       The U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
       101), on December 3, 1999. SAB 101 provides additional guidance on the application of existing generally accepted accounting principles to revenue recognition in financial statements. The Company does not expect the guidance of SAB 101 to have a material effect on its financial statements upon adoption.

    (b) SFAS 123 pro forma information:

       The Company has elected to apply the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for the disclosure of compensation costs related to employee stock options valued at fair value. For companies electing not to adopt the fair value measurement for stock based compensation, the pronouncement requires the disclosure of pro forma net income and net income (loss) per share information as if the Company had accounted

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

14. CANADIAN AND U.S. ACCOUNTING POLICY DIFFERENCES: (CONTINUED) for its stock options issued from inception on July 28, 1997 under the fair value method. A summary of the required pro forma disclosure of the impact on the statement of operations is presented in the table below:

                                                                                                            PERIOD FROM
                                                                   NINE MONTHS                             JULY 28, 1997
                                                                      ENDED              YEARS ENDED        (INCEPTION)
                                                                  SEPTEMBER 30,         DECEMBER 31,             TO
                                                               -------------------   -------------------    DECEMBER 31,
                                                                 2000       1999       1999       1998          1997
                                                               --------   --------   --------   --------   --------------
                                                                   (Unaudited)
        Net income (loss)....................................  $(41,117)  $(7,550)   $(13,831)  $(2,699)       $ (155)
        Compensation expense related to the fair value of
          stock options......................................   (12,504)     (272)       (362)      (23)           (4)
                                                               --------   -------    --------   -------        ------
        Pro forma net income (loss)..........................  $(53,621)  $(7,822)   $(14,193)  $(2,722)       $ (159)
                                                               ========   =======    ========   =======        ======
        Pro forma net income (loss) per share................  $  (1.48)  $ (0.59)   $  (0.84)  $ (0.47)       $(0.06)
                                                               ========   =======    ========   =======        ======

       The fair value of each option granted prior to the Company becoming a publicly traded company has been estimated at the date of grant using the minimal value method and by applying the following assumptions: weighted-average risk free interest rate of 4.9% for the nine months ended September 30, 1999, 4.9% and 5.1% for the years ended December 31, 1999 and 1998, respectively and 4.75% for the period from July 28, 1997 (inception) to December 31, 1997; dividend yield of 0%, and an expected life of the options of five years.

       The fair value of each option granted between the date the Company became a publicly traded company and September 30, 2000 has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used: dividend yield of zero, expected volatility of 145%, risk free rate of return of 6.41% and an expected life of the option of five years.

       The Company has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the year they occur. The weighted-average grant-date fair value of options issued in the nine months ended September 30, 2000 and 1999 was $83.46 and $0.38 per option, respectively; in the years ended December 31, 1999 and 1998 was $3.26 and $0.13 per option, respectively, and in the period from July 28, 1997 (inception) to December 31, 1997 was $0.07 per option.

15. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

    The following presents the supplemental disclosure of cash flow information for the nine months ended September 30, 2000. Non-cash activities in the other periods presented in these financial statements are not significant.

    Supplemental disclosure of non-cash investing and financing activities:
      Liabilities assumed in business acquisitions..............  $   772
      Fair value of assets assumed on business acquisition less
        cash acquired...........................................   11,666

16. SUBSEQUENT EVENTS:

    On November 29, 2000, the Company entered into an agreement to acquire all of the issued and outstanding shares of Tantau Software, Inc. in exchange the issuance of common shares of the Company. At the time of closing, it is anticipated that the outstanding share capital of Tantau will include approximately 27.4 million common shares and options to acquire approximately 3.1 million common shares. As consideration for the acquisition, the Company will issue in the aggregate

                               724 SOLUTIONS INC.

 (Tabular amounts in thousands of U.S. dollars, except share and option numbers and per share amounts)
  Years ended December 31, 1999 and 1998 and for the period from July 28, 1997
                    (date of inception) to December 31, 1997
      (Information as at September 30, 2000 and for the nine months ended
                   September 30, 2000 and 1999 is unaudited)

16. SUBSEQUENT EVENTS: (CONTINUED)
    19 million common shares and common share replacement options resulting in an exchange ratio of approximately 0.62 common shares and common share options of the Company for every common share and common share option of Tantau. In addition, Tantau may issue up to 500,000 Tantau stock options to new hires and promoted employees in the period from November 29, 2000 to the closing date. These stock options will be converted into stock options of the Company using the exchange ratio. On closing, up to 1,500,000 stock options of the Company will be issued to key employees of Tantau with an exercise price equal to the market value on the closing date. The consideration for the common shares and replacement options issued will be calculated based on the average of the market price of the Company's common shares on the Nasdaq National Market exchange for the period from November 28, 2000 to November 30, 2000, being $19.15. The acquisition price is estimated to be approximately $372 million. The acquisition will be accounted for by the purchase method with the fair value of the consideration paid being allocated to the assets acquired and liabilities assumed on the closing date based on their fair values. A preliminary acquisition equation, based on the estimated fair value of the net assets and liabilities as at September 30, 2000, has been set out below:

                                                              FAIR VALUE
                                                              ----------

Net assets acquired:
  Cash and cash equivalents.................................   $ 41,121
  Cash received on the exercise of the warrants prior to
    closing.................................................      1,337
  Accounts receivable.......................................      2,338
  Prepaid expenses and other receivables....................        271
  Investment in Accrue......................................     17,904
  Capital assets............................................      1,468
  Intangible and other assets...............................        221
  Accounts payable..........................................       (797)
  Accrued liabilities.......................................     (1,695)
  Deferred revenue..........................................       (588)
  Notes payable.............................................     (4,482)
                                                               --------
                                                                 56,288
Allocation of the net purchase price:
  Goodwill and other intangibles............................    270,358
  Deferred stock based compensation.........................     44,905
                                                               --------
                                                               $371,551
Consideration paid:
  Share and stock option consideration......................   $360,551
  Costs of acquisition......................................     11,000
                                                               --------
                                                               $371,551
                                                               ========

    The actual split of the purchase price between goodwill and other intangibles and deferred stock-based compensation will be affected by the closing price of the Company's shares on the closing date of the acquisition. For the purposes of this preliminary acquisition equation, the value per share used in calculating and classifying the purchase price, is $19.15.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Tantau Software, Inc.

    We have audited the accompanying consolidated balance sheets of Tantau Software, Inc. and subsidiaries as of September 30, 2000 and December 31, 1999, and the related consolidated statements of operations, stockholders' deficit and comprehensive loss, and cash flows for the nine months ended September 30, 2000 and the period from February 11, 1999 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tantau Software, Inc. and subsidiaries as of September 30, 2000 and December 31, 1999, and the consolidated results of their operations and their cash flows for the nine months ended September 30, 2000 and the period from February 11, 1999 (inception) to December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

December 11, 2000                                                   /s/ KPMG LLP

Austin, Texas

                             TANTAU SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS

                         (IN THOUSANDS OF U.S. DOLLARS)
                    SEPTEMBER 30, 2000 AND DECEMBER 31, 1999

                                                                2000       1999
                                                              --------   --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 41,121   $ 3,567
  Accounts receivable.......................................     2,338     1,665
  Prepaid expenses and other current assets.................       271       278
  Investment in Accrue Software, Inc. at fair value.........    17,094     --
                                                              --------   -------
  Total current assets......................................    60,824     5,510
Property and equipment, net.................................     1,468     1,186
Goodwill, net of accumulated amortization of $184 in 2000
  and $128 in 1999..........................................       397       726
Other assets................................................       221       107
                                                              --------   -------
Total assets................................................  $ 62,910   $ 7,529
                                                              ========   =======
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable..........................................  $    797   $   497
  Accrued expenses..........................................     3,164       482
  Deferred revenue..........................................     4,936     1,272
  Current portion of note payable...........................       259     --
  Current portion of deferred gain on sales of assets.......    23,970     --
                                                              --------   -------
  Total current liabilities.................................    33,126     2,251
Note payable, net of current portion and discount of
  $1,361....................................................     3,380     --
Deferred gain on sales of assets, net of current portion....    17,516     --
Series A redeemable convertible preferred stock -- $.001 par value, 14,000,000 shares authorized, 12,850,000 shares
  issued and outstanding in 2000 and 1999; aggregate
  preferences on voluntary or involuntary liquidation or
  redemption are $12,850....................................    12,533    12,533
Series B redeemable convertible preferred stock -- $.001 par value, 6,816,290 shares authorized, 6,466,319 shares
  issued and outstanding in 2000, no shares issued and
  outstanding in 1999; aggregate preferences on voluntary or
  involuntary liquidation or redemption are $40,000.........    39,939     --
Series B preferred stock purchase warrants..................     1,655     --
Stockholders' deficit:
  Common stock, $.001 par value; 39,000,000 shares
    authorized, 7,818,000 shares
      issued and 7,607,116 shares outstanding in 2000;
    5,557,750 shares issued
      and outstanding in 1999...............................         8         6
  Additional paid-in capital................................    18,791     4,527
  Deferred stock compensation...............................   (16,041)   (3,654)
  Accumulated other comprehensive loss......................      (280)      (56)
  Accumulated deficit.......................................   (47,717)   (8,078)
                                                              --------   -------
  Total stockholders' deficit...............................   (45,239)   (7,255)
                                                              --------   -------
Total liabilities and stockholders' deficit.................  $ 62,910   $ 7,529
                                                              ========   =======

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                             TANTAU SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                         (IN THOUSANDS OF U.S. DOLLARS)
   NINE MONTHS ENDED SEPTEMBER 30, 2000 AND THE PERIOD FROM FEBRUARY 11, 1999
                        (INCEPTION) TO DECEMBER 31, 1999

                                                                2000       1999
                                                              --------   --------
Software license revenue....................................  $  5,413   $ 2,296
Professional services revenue...............................     1,161       580
                                                              --------   -------
  Total revenue.............................................     6,574     2,876
                                                              --------   -------
Cost of revenue:
  Software license..........................................       133       155
  Professional services (including stock compensation of
    $338 in 2000 and
    $120 in 1999)...........................................       897       601
                                                              --------   -------
Total cost of revenue.......................................     1,030       756
                                                              --------   -------
  Gross profit..............................................     5,544     2,120
                                                              --------   -------
Operating expenses:
  Research and development (including stock compensation of
    $499 in 2000 and $177 in 1999)..........................     5,808     3,328
  Sales and marketing (including stock compensation of
    $1,027 in 2000 and
    $217 in 1999)...........................................     7,550     2,637
  General and administrative (including stock compensation
    of $247 in 2000 and $58 in 1999)........................     6,155     4,480
                                                              --------   -------
Total operating expenses....................................    19,513    10,445
                                                              --------   -------

  Loss from operations......................................   (13,969)   (8,325)
                                                              --------   -------

Other income (expense):
  Gain on sales of assets...................................     5,213     --
  Realized loss on investment in Accrue Software, Inc.......   (31,413)    --
  Interest expense..........................................      (550)    --
  Interest income...........................................     1,080       247
                                                              --------   -------
Net other income (expense)..................................   (25,670)      247
                                                              --------   -------
Net loss....................................................  $(39,639)  $(8,078)
                                                              ========   =======

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                             TANTAU SOFTWARE, INC.

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT AND COMPREHENSIVE LOSS

         (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE AND PER SHARE DATA)

                                            COMMON STOCK                                    ACCUMULATED
                                        --------------------   ADDITIONAL     DEFERRED         OTHER
                                        NUMBER OF               PAID-IN        STOCK       COMPREHENSIVE   ACCUMULATED
                                         SHARES      AMOUNT     CAPITAL     COMPENSATION       LOSS          DEFICIT      TOTAL
                                        ---------   --------   ----------   ------------   -------------   -----------   --------
Issuance of common stock at
  inception...........................  3,325,000     $ 4        $    80      $ --            -$-            $ --        $     84
Exercise of stock options.............  2,232,750       2            221        --            --               --             223
Deferred stock compensation...........     --        --            4,226        (4,226)       --               --           --
Compensation expense..................     --        --           --               572        --               --             572
Comprehensive loss:
  Net loss............................     --        --           --            --            --               (8,078)     (8,078)
  Foreign currency translation
    adjustment........................     --        --           --            --               (56)          --             (56)
                                                                                                                         --------
  Total comprehensive loss............                                                                                     (8,134)
                                        ---------     ---        -------      --------         -----         --------    --------
Balances as of December 31, 1999......  5,557,750       6          4,527        (3,654)          (56)          (8,078)     (7,255)
                                        =========     ===        =======      ========         =====         ========    ========

Repurchase of common stock............   (210,884)   --           --            --            --               --           --
Exercise of stock options.............  2,260,250       2            266        --            --               --             268
Deferred stock compensation...........     --        --           13,998       (13,998)       --               --           --
Compensation expense..................     --        --           --             1,611        --               --           1,611
Comprehensive loss:
  Net loss............................     --        --           --            --            --              (39,639)    (39,639)
  Foreign currency translation
    adjustment........................     --        --           --            --              (224)          --            (224)
                                                                                                                         --------
  Total comprehensive loss............                                                                                    (39,863)
                                        ---------     ---        -------      --------         -----         --------    --------
Balances as of September 30, 2000.....  7,818,000     $ 8        $18,791      $(16,041)        $(280)        $(47,717)   $(45,239)
                                        =========     ===        =======      ========         =====         ========    ========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                             TANTAU SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (IN THOUSANDS OF U.S. DOLLARS)
   NINE MONTHS ENDED SEPTEMBER 30, 2000 AND THE PERIOD FROM FEBRUARY 11, 1999
                        (INCEPTION) TO DECEMBER 31, 1999

                                                                2000       1999
                                                              --------   --------
Operating activities:
  Net loss..................................................  $(39,639)  $(8,078)
  Adjustment to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization expense...................       680       568
    Non-cash interest expense...............................       217     --
    Stock compensation expense..............................     2,111       572
    Realized loss on investment in Accrue Software, Inc.....    31,413     --
    Gain on sales of assets.................................    (5,213)    --
    Changes in operating assets and liabilities:
      Accounts receivable...................................      (734)   (1,665)
      Prepaid expenses and other current assets.............     --         (278)
      Other assets..........................................       (39)     (107)
      Accounts payable and accrued expenses.................       396       967
      Deferred revenue......................................     3,706     1,272
                                                              --------   -------
  Net cash used in operating activities.....................    (7,102)   (6,749)
                                                              --------   -------
Investing activities:
  Purchase of property and equipment........................      (927)     (616)
  Proceeds from sales of assets.............................       600     --
                                                              --------   -------
  Net cash used in investing activities.....................      (327)     (616)
                                                              --------   -------
Financing activities:
  Proceeds from issuance of Series A redeemable preferred
    stock, net of issuance costs............................     --       10,683
  Proceeds from issuance of Series B redeemable preferred
    stock, net of issuance costs............................    39,939     --
  Proceeds from issuance of common stock....................       268       307
  Proceeds from note payable................................     5,000     --
                                                              --------   -------
  Net cash provided by financing activities.................    45,207    10,988
                                                              --------   -------
Effect of exchange rate on cash.............................      (224)      (56)
                                                              --------   -------
Increase in cash and cash equivalents.......................    37,554     3,567
Cash and cash equivalents, beginning of period..............     3,567     --
                                                              --------   -------
Cash and cash equivalents, end of period....................  $ 41,121   $ 3,567
                                                              ========   =======
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $    292   $ --
Supplemental disclosure of non-cash investing and financing
  activities:
  Issuance of preferred stock for property and equipment....  $  --      $   996
  Issuance of preferred stock for intangible assets.........     --          854
  Sale of Infocharger assets in exchange for investment in
    Accrue Software, Inc....................................    46,087     --
  Issuance of preferred stock warrants for note payable and
    line of credit..........................................     1,655     --

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                             TANTAU SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   Nine months ended September 30, 2000 and the period from February 11, 1999
                        (inception) to December 31, 1999
        (In thousands of U.S. Dollars, except share and per share data)

1.  ORGANIZATION:

    Tantau Software, Inc. (the "Company") was incorporated under the laws of the State of Delaware on February 11, 1999.

    The Company is a global provider of software and services that enable enterprises to conduct high-volume, secure, m-commerce transactions while maintaining direct access to their customers. The Company's Wireless Internet Platform creates a link for a variety of wireless and wired devices, including cellular telephones, personal digital assistants, pagers and web browsers, to interact with enterprise applications and data sources. The Company's platform allows enterprises to provide access to their Internet e-commerce activities, such as banking, stock-trading, and shopping through wireless mobile devices.

    The consolidated financial statements include the accounts of the Company and its wholly-owned foreign subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

    Headquartered in Austin, Texas, the Company has sales offices in Australia, Finland, Germany, Switzerland, the United Kingdom, Japan, and the United States. The primary research and development activity is in Friedrichsdorf, Germany and Lensburg, Switzerland, with additional development in Helsinki, Finland.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    (a) Use of estimates:

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    (b) Cash and cash equivalents:

       Cash and cash equivalents primarily consist of cash deposits and liquid investments with original maturities of three months or less when purchased and are stated at cost.

    (c) Property and equipment:

       Property and equipment are stated at cost. Depreciation and amortization is provided over the estimated useful lives of the assets, which is three to five years for furniture and fixtures, office equipment, and computer equipment, and three years for computer software. Leasehold improvements are depreciated over the shorter of their useful life or the life of the lease. The Company uses the straight-line method for depreciating all assets.

    (d) Capitalized software:

       In accordance with SFAS 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED, the Company capitalizes purchased software and internal costs of software development beginning when the resulting products become technologically feasible and ending when the product is available for general release, subject to net realizable value considerations. The Company has defined technological feasibility as completion of a working model. No internally developed software costs have been capitalized as the costs incurred between completion of a working model and general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expense.

    (e) Goodwill:

       Goodwill is stated at cost and amortized using the straight-line method over its estimated life of five years. Goodwill consists of the excess purchase price over the fair value of tangible and identifiable intangible assets acquired from Compaq Computer Corporation as described in Note 3. The Company assesses the recoverability of goodwill by determining whether the carrying value of the assets will be recovered through estimated undiscounted future cash flows. If this assessment indicates that the goodwill is not recoverable, the carrying value of goodwill is reduced to the net realizable value.

                             TANTAU SOFTWARE, INC.

   Nine months ended September 30, 2000 and the period from February 11, 1999
                        (inception) to December 31, 1999
        (In thousands of U.S. Dollars, except share and per share data)

2.  SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    (f) Impairment of long-lived assets and long-lived assets to be disposed of:

       Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired on this basis, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

    (g) Revenue recognition:

       The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), as modified by SOP 98-9. SOP 97-2, as modified, generally requires revenue earned on software arrangements involving multiple elements such as software products, upgrades, enhancements, post contract customer support ("PCS"), installation, training, etc. to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on evidence that is specific to the vendor. If evidence of fair value does not exist for all elements of a license agreement and PCS is the only undelivered element, then all revenue for the license arrangement is recognized ratably over the term of the agreement. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the arrangement fee is recognized as revenue.

       The Company licenses its products to end users primarily under perpetual licenses. The Company's standard perpetual license agreement includes PCS for a specified period of time. Thereafter, PCS can be renewed annually for an additional fee. The Company uses the PCS renewal rate as evidence of fair value of PCS. Since PCS is the only undelivered element in these arrangements, revenue is recognized using the residual method. The fair value of PCS is recognized over the PCS term and the remaining portion of the arrangement fee is recognized after the execution of a license agreement and the delivery of the product to the customer, provided that there are no uncertainties surrounding the product acceptance, fees are fixed and determinable, collectibility is probable, and the Company has no remaining obligations other than the delivery of PCS.

       The Company has entered into certain arrangements with original equipment manufacturers ("OEM") and resellers. Under these arrangements, the Company grants the OEM or reseller rights to sell products which incorporate the Company's products for a specified period of time. The Company's primary obligation to the OEM or reseller is to deliver a product master and any bug fixes under warranty provisions to maintain the product master in accordance with published specifications. In certain arrangements, the Company receives prepaid, non-refundable minimum license fees from the OEM or reseller. Because the Company's primary obligations to an OEM or reseller have been fulfilled upon delivery of the product master, the Company recognizes the prepaid, non-refundable minimum license fees as revenue as the fees become due and payable or upon delivery of the product master, whichever is later.

       Professional services revenue is comprised of PCS for the perpetual licenses and consulting and training services. Revenue from consulting and training contracts is recognized as the services are performed.

    (h) Advertising expenses:

       The Company accounts for advertising costs as expense in the period in which they are incurred. Advertising expense in the period ended September 30, 2000 was approximately $1,610 (1999 -- $241).

    (i) Income taxes:

       The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those

                             TANTAU SOFTWARE, INC.

   Nine months ended September 30, 2000 and the period from February 11, 1999
                        (inception) to December 31, 1999
        (In thousands of U.S. Dollars, except share and per share data)

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (j) Stock-based compensation:

       The Company has elected to apply the disclosure-only provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Accordingly, the Company accounts for its employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK OPTIONS ISSUED TO EMPLOYEES and related interpretations. Compensation cost for employee stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option exercise price and is amortized to expense on a straight-line basis over the period during which the options vest.

       The Company accounts for equity instruments issued to non-employees using the fair value method in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, ACCOUNTING FOR EQUITY INSTRUMENTS THAT ARE ISSUED TO OTHER THAN EMPLOYEES FOR ACQUIRING OR IN CONJUNCTION WITH SELLING, GOODS OR SERVICES.

       Equity instruments issued to non-employees that are fully vested and non-forfeitable are measured at fair value at the issuance date and expensed in the period over which the benefit is expected to be received. Equity instruments issued to non-employees which are either unvested or forfeitable, for which counter-party performance is required for the equity instrument to be earned, are measured initially at fair value and subsequently adjusted for changes in fair value until the earlier of:
       (1) the date at which a commitment for performance is required for performance by the counter-party to earn the equity instrument is reached, or (2) the date of which the counter-party's performance is complete.

    (k) Comprehensive loss:

       Comprehensive loss for the periods ended September 30, 2000 and December 31, 1999 consists of net loss and the gross amount of foreign currency translation adjustments. The tax effect of the foreign currency translation adjustments was insignificant.

    (l) Concentration of credit risk:

       Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and notes payable. The fair values of these financial instruments approximates their carrying values as they either have a short-term to maturity or carry a market interest rate.

    (m) Recently issued accounting standards:

       In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS
       No. 133 establishes new accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. The Company is required to adopt SFAS No. 133 beginning January 1, 2001. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

       The U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), on December 3, 1999. SAB 101 provides additional guidance on the application of existing generally accepted accounting principles to revenue recognition in financial statements. The Company is required to apply the guidance of SAB 101, effective in the fourth quarter of 2000 with retroactive application to January 1, 2000. Management believes the adoption of SAB 101 will not have a material effect on the Company's financial position or results of operations.

                             TANTAU SOFTWARE, INC.

   Nine months ended September 30, 2000 and the period from February 11, 1999
                        (inception) to December 31, 1999
        (In thousands of U.S. Dollars, except share and per share data)

3.  ACQUISITION:

    On March 31, 1999, the Company acquired certain fixed assets, several existing Internet infrastructure products, their corresponding customer bases and related patents, trademarks and technology from the Tandem division of Compaq Computer Corporation for 1,850,000 shares of Series A preferred stock valued at $1,850. The transaction was accounted for using the purchase method. The Company recorded property and equipment at their estimated fair value of $996 at the purchase date and recorded the remaining assets purchased as intangible assets of $854. The operations of the acquired business have been included in the accompanying financial statements from March 31, 1999.

4.  PROPERTY AND EQUIPMENT:

    The Company's property and equipment by major class as of September 30, 2000 and December 31, 1999 was as follows:

                                                                    2000       1999
                                                                  --------   --------
    Furniture...................................................   $   74     $   59
    Equipment...................................................    2,230      1,619
    Software....................................................      257        161
    Leasehold improvements......................................       99         75
                                                                   ------     ------
                                                                    2,660      1,914
    Less accumulated depreciation and amortization..............    1,192        728
                                                                   ------     ------
                                                                   $1,468     $1,186
                                                                   ======     ======

5.  ACCRUED EXPENSES:

    The Company's accrued expenses consisted of the following as of September 30, 2000 and December 31, 1999:

                                                                    2000       1999
                                                                  --------   --------
    Non-employee stock compensation.............................   $1,469      $--
    Bonuses payable.............................................      884      --
    Salaries and benefits.......................................      381       122
    Other.......................................................      430       360
                                                                   ------      ----
                                                                   $3,164      $482
                                                                   ======      ====

6.  DISPOSITION OF ASSETS:

    SALE OF INFOCHARGER

    On July 14, 2000, the Company sold certain tangible and intangible assets associated with its InfoCharger technology to Accrue Software, Inc. ("Accrue") for 1,667,667 common shares of Accrue, of which 234,722 shares are held in escrow subject to certain restrictions. Accrue is a provider of e-Business analytic solutions for optimizing visitor response to Web-based campaign, content, commerce and affiliate initiatives. In addition, the Company entered into a two-year agreement to license certain software products and provide post-contract support on the software to Accrue for $5,000 in cash.

    The Company did not have vendor specific objective evidence upon which the elements of the arrangement, which included the assets sold, software license and post-contract support, could be unbundled for purposes of determining gain recognition as of the date of the sale. Therefore, the Company is recognizing the entire arrangement over the two-year term of the post-contract support. The Company has allocated the stock proceeds to the sale of the assets and the cash proceeds to license revenue. The net gain on the sale of the assets, excluding the value of the shares in escrow, totalled $46,087, of which $4,801 has been recognized as gain on sale of assets in the period ended September 30, 2000.

                             TANTAU SOFTWARE, INC.

   Nine months ended September 30, 2000 and the period from February 11, 1999
                        (inception) to December 31, 1999
        (In thousands of U.S. Dollars, except share and per share data)

6.  DISPOSITION OF ASSETS: (CONTINUED)
    Of the Accrue shares held in escrow, 90,278 shares will be released on the six-month anniversary of the closing if certain key employees remain with Accrue. The remaining shares will be released on the one-year anniversary of the closing pursuant to the indemnification provisions of the sale agreement.

    In conjunction with the sale, the Company issued certain employees transferring to Accrue 100,000 options to purchase the Company's common stock at an exercise price of $0.62 per share. As of September 30, 2000, 75,000 options had been exercised. These options, or the common stock obtained upon exercise, are forfeitable in the event that the employees do not remain with Accrue for at least one year. The value of these options was determined to be $969 using the Black-Scholes model with the following assumptions: risk free interest rate of 5.93%, a dividend yield of 0%, volatility of 77.5%, and contractual life of 10 years. This value has been recorded as a reduction of the gain on the sale of the Infocharger assets.

    In September 2000, the Company adopted a plan to dispose of its investment in Accrue at which time the decline in the value of the Accrue stock was determined to be other than temporary. Therefore, the Company recorded a loss in the statement of operations of $31,413 on its investment in Accrue based upon the fair value of Accrue's stock as of September 30, 2000.

    SALE OF J-PRODUCTS

    In March 2000, the Company sold its J-product technology to a third party in exchange for $900 cash payable in three equal installments. As part of the sale, the Company licensed to the buyer certain technology rights including support through December 31, 2000. The Company did not have vendor specific objective evidence upon which the elements of the arrangement could be unbundled for purposes of determining gain recognition as of the date of the sale. Therefore, the Company is recognizing the entire arrangement over the term of the technology rights and support. Of the proceeds received, the Company has allocated $600 to the sale of the assets and $300 to the license and support. As of September 30, 2000, the Company had recognized $412 as gain on sale of assets.

7.  NOTES PAYABLE:

    In February 2000, the Company obtained a $5,000 loan from Comdisco bearing an interest rate of 10% per annum. Interest is due and payable monthly for the first 18 months subsequent to the advance, with payments that include interest and principal being due and payable for the next 18 months with a final maturity date in January 2003.

    Future principal payments due under the loan are as follows:

    Year ending December 31:

    2001........................................................  $1,048
    2002........................................................  $3,079

    In conjunction with the financing, the Company granted Comdisco a warrant to purchase approximately 311,000 shares of the Company's Series B redeemable preferred stock at an exercise price of $4.02 per share. The warrant is exercisable at any time and expires upon the earlier of seven years from date of issuance or three years from the date of completion of an initial public offering by the Company. The fair value of the warrant was estimated to be $1,556 as determined using the Black Scholes model with the following assumptions: risk free interest rate of 5.93%, a dividend yield of 0%, volatility of 77.5% and a term of seven years. The fair value of the warrant was recorded as a discount on the note payable at the date of issuance. During the period ended September 30, 2000, $195 of the discount was amortized as interest expense resulting in an effective interest rate on the note payable of approximately 16%.

    In February 2000, the Company was extended a $2,000 revolving line of credit and a $1,000 equipment advance by Imperial Bank. The period for the equipment advance ended on July 31, 2000 without being borrowed against and is thus no longer outstanding. The $2,000 line of credit has yet to be borrowed against but remains available to the Company. Amounts borrowed by the Company can be repaid and reborrowed anytime prior to February 9, 2001. On that date any such advances outstanding become due and payable. The line of credit bears an interest rate equal to the prime rate and interest payments are due on the first of each month. In conjunction with the financing, the Company issued a warrant giving Imperial Bank

                             TANTAU SOFTWARE, INC.

   Nine months ended September 30, 2000 and the period from February 11, 1999
                        (inception) to December 31, 1999
        (In thousands of U.S. Dollars, except share and per share data)

7.  NOTES PAYABLE: (CONTINUED)
    the right to buy 20,000 shares of Series B redeemable preferred stock upon the closing of the B series financing at an exercise price of $4.33 per share. The warrant is exercisable at any time and expires upon the earlier of June 1, 2007, one year from the date of completion of an initial public offering by the Company, or immediately prior to completion of an acquisition of the Company in which the warrant is not assumed by the successor entity. The fair value of the warrant was estimated to be $99 as determined using the Black Scholes model with the following assumptions: risk free interest rate of 5.93%, a dividend yield of 0%, volatility of 77.5% and a term of seven years. The fair value of the warrant was recorded as a prepaid loan fee and is included with other assets. During the period ended September 30, 2000, $22 of the loan fee was amortized as interest expense.

8.  COMMON STOCK:

    The Company has authorized 39,000,000 shares of common stock, of which 12,850,000 shares have been reserved for the conversion of Series A preferred stock, 6,797,200 shares have been reserved for the conversion of Series B preferred stock, and 7,925,000 shares have been reserved for the issuance of common stock upon the exercise of the stock options. The common stock is subject to the prior and superior rights of the preferred stock. The holders of common stock are entitled to one vote per share. Under a founder's stock purchase agreement between the Company and certain common stockholders, 1,735,417 shares of common stock are subject to a right of repurchase by the Company if these stockholders cease to be employees of the Company. The repurchase rights are released monthly with respect to 1/48 of such shares as they vest.


9.  REDEEMABLE CONVERTIBLE PREFERRED STOCK:


    In 1999, the Company issued 12,850,000 Shares of Series A redeemable preferred stock ("Series A"). Of the Series A preferred stock issued, 1,850,000 shares were issued in exchange for assets from Compaq Computer Corporation as described in Note 3. The remaining 11,000,000 shares were issued in exchange for cash of $1 per share. The Company incurred issuance costs of $317 related to Series A. In June 2000, the Company issued 6,466,319 shares of Series B redeemable preferred stock ("Series B") in exchange for cash of $6.1859 per share. In September 2000, the Company issued 6,466 shares of Series B in exchange for services. As measured by the fair value of the stock issued, the value of these services was determined to be insignificant. The Company incurred issuance costs of $61 related to Series B.

    Each share of Series A and Series B is convertible into one share of common stock at the option of the holder at any time subject to adjustment in accordance with anti-dilution provisions. All the outstanding shares of Series A and Series B preferred stock are automatically converted into common stock in the event of a public offering whose gross proceeds equal or exceed $20,000.

    In the event of liquidation of the Company, the holders of the Series A and Series B preferred stock are entitled to receive, prior and in preference to any distribution of assets of the Company to holders of common stock, an amount for each share of $1, and $6.1859, respectively, plus declared but unpaid dividends.

    Subject to a put right agreement, the Series A and Series B preferred stock are first redeemable on March 31, 2008, at the option of the holder, in cash at the liquidation preference of $1 and $6.1859 per share, respectively, plus any declared but unpaid dividends.

    Each holder of shares of Series A and Series B preferred stock has voting rights equal to the number of shares of common stock into which the preferred stock is convertible. The holders of shares of Series A and Series B preferred stock are entitled to receive dividends when, as, and if declared by the Board of Directors.


10. STOCK OPTIONS:


    The Company's 1999 Stock Plan (the "Plan") allows for the grant of options to purchase shares of common stock and the issuance of common stock directly to eligible persons. The Plan provides for the options to be either Incentive Options or Non-Statutory Options and approves issuance of up to 7,925,000 shares of common stock over the term of the Plan. The exercise price per share of Incentive Options cannot be less than 100% of the fair market value of the shares of common stock as determined by the Board of Directors. Vesting of options is generally 25% after one year of service with the

                             TANTAU SOFTWARE, INC.

   Nine months ended September 30, 2000 and the period from February 11, 1999
                        (inception) to December 31, 1999
        (In thousands of U.S. Dollars, except share and per share data)


10. STOCK OPTIONS: (CONTINUED)

    remaining options vesting monthly over the following three years. No option can have a term exceeding ten years from the grant date.

    The Plan provides the grantee the right to exercise prior to vesting. Options exercised prior to an employee becoming fully vested in such options are subject to repurchase by the Company at the original exercise price should the employee be terminated or leave the Company prior to becoming fully vested in such options. At September 30, 2000, 3,194,385 shares
    (1999 - 2,232,750) were outstanding which had been exercised by optionees but remained unvested and subject to repurchase.

    In accordance with the disclosure requirements of SFAS No. 123, if the Company had elected to recognize compensation cost based on the fair value of options granted at grant date, net loss would have been increased to the pro forma amounts indicated in the table below:

    NET LOSS:                                                       2000       1999
    ---------                                                     --------   --------
    As reported.................................................  $(39,639)  $(8,078)
    Pro forma...................................................   (39,696)   (8,101)

    The fair value for options was estimated at the date of grant using the minimum value method with the following weighted-average assumptions: weighted-average risk free interest rate of 5.93%, a dividend yield of 0% and a weighted-average expected life of the options of five years. For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting period. The per share weighted average fair value of stock options granted during 2000 and 1999 was $6.59 and $0.94, respectively. All of the options granted during 2000 and 1999 were granted with exercise prices less than the amount determined to be the fair value of the common stock at the date of grant for financial reporting purposes.

    A summary of the Company's 1999 Stock Plan activity and related information for the periods ended September 30, 2000 and December 31, 1999 follows:

                                                                                WEIGHTED-
                                                                                 AVERAGE
                                                                  OUTSTANDING   EXERCISE
                                                                    OPTIONS       PRICE
                                                                  -----------   ---------
    Outstanding, February 11, 1999..............................      --          $--
    Granted.....................................................   4,945,500       0.10
    Exercised...................................................  (2,232,750)      0.10
    Forfeited...................................................    (253,750)      0.10
                                                                  ----------      -----
    Outstanding, December 31, 1999..............................   2,459,000      $0.10
    Granted.....................................................   2,292,600       0.59
    Exercised...................................................  (2,185,250)      0.11
    Forfeited...................................................     (50,000)      0.46
                                                                  ----------      -----
    Outstanding, September 30, 2000.............................   2,516,350      $0.53
                                                                  ==========      =====

    Options available for grant at September 30, 2000 were 990,650 (1999 -- 633,250).

                             TANTAU SOFTWARE, INC.

   Nine months ended September 30, 2000 and the period from February 11, 1999
                        (inception) to December 31, 1999
        (In thousands of U.S. Dollars, except share and per share data)


10. STOCK OPTIONS: (CONTINUED)

    The following table summarizes information about stock options outstanding under the 1999 Stock Plan as of September 30, 2000:

                     OUTSTANDING
               -----------------------
                            WEIGHTED
                            AVERAGE
                           REMAINING
    EXERCISE                CONTRACT      VESTED
     PRICES     SHARES    LIFE (YEARS)    SHARES
    --------   --------   ------------   --------
     $0.10     975,250         9.0       185,911
      0.62     824,850         9.8         --
      0.90     333,000         9.9         --
      1.10     383,250        10.0         --

    During the periods ended September 30, 2000 and December 31, 1999, the Company issued options to certain employees with exercise prices below the amount determined to be the fair value of the common stock at the date of grant for financial reporting purposes. In accordance with the requirement of APB No. 25, the Company has recorded deferred stock compensation for the difference between the exercise price of the options and the deemed fair value of the Company's common stock at the date of grant. The aggregate deferred stock compensation recorded during the periods ended September 30, 2000 and December 31, 1999 is $13,998 and $4,226, respectively, which is being amortized to expense straight-line over the period during which the options vest.

    During the periods ended September 30, 2000 and December 31, 1999, the Company issued 190,000 and 45,000 options, respectively, to certain non-employees in exchange for services. The options had exercise prices of $0.10 and vest over terms ranging from six months to four years as the services are performed. The Company recorded stock compensation of $500 in the period ended September 30, 2000, for these non-employee options. The expense for non-employee stock options in the period ended December 31, 1999 was insignificant. The amount of compensation was computed based upon the service period and the fair value of the options using the Black-Scholes model with the following assumptions: risk free interest rate of 5.93%, a dividend yield of 0%, volatility of 77.5%, and contractual life of 10 years.

11. INCOME TAXES:

    The components of loss before income taxes for the period ended December 31, 1999 are as follows:

                                                                    1999
                                                                  --------
    U.S. operations.............................................  $  (771)
    Foreign operations..........................................   (7,307)
                                                                  -------
                                                                   (8,078)
                                                                  =======

    The following is a reconciliation of the Company's actual income tax expense to the expected income tax expense (benefit) based upon the U.S. statutory rate of 34% in 1999:

                                                                    1999
                                                                  --------
    Expected income tax benefit.................................  $(2,747)
    Change in valuation allowance...............................    2,732
    Other.......................................................       15
                                                                  -------
    Actual income tax expense...................................  $ --
                                                                  =======

                             TANTAU SOFTWARE, INC.

   Nine months ended September 30, 2000 and the period from February 11, 1999
                        (inception) to December 31, 1999
        (In thousands of U.S. Dollars, except share and per share data)

11. INCOME TAXES: (CONTINUED)
    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1999 are as follows:

    Deferred tax liabilities:
    Property and equipment......................................  $    (1)
    Prepaid expenses and other..................................      (61)
                                                                  -------
    Total deferred tax liabilities..............................      (62)

    Deferred tax assets:
    Deferred revenue............................................      352
    Net operating loss and tax credit carryforwards.............    2,431
    Other.......................................................       11
                                                                  -------
                                                                    2,794

    Net deferred tax assets.....................................    2,732
    Valuation allowance for deferred tax assets.................   (2,732)
                                                                  -------
    Net deferred taxes..........................................  $ --
                                                                  =======

    Due to operating losses and uncertainty regarding the recoverability of deferred tax assets, the Company provided a valuation allowance equal to net deferred tax assets.

    As of December 31, 1999, the Company has net operating loss carryforwards of approximately $6,166 for U.S. Federal tax purposes, and research and development credit carryforwards of approximately $109. These carryforwards begin to expire in 2019 if not utilized.

12. LEASE COMMITMENTS:

    The Company is obligated under operating lease agreements covering certain facilities and equipment. Rental expense under operating lease agreements was approximately $749 for the period ended September 30, 2000
    (1999 -- $490). Future minimum payments by year and in aggregate for all leases with initial terms of one year or more consist of the following at September 30, 2000:

    2001........................................................  $  823
    2002........................................................     525
    2003........................................................     366
    2004........................................................     277
                                                                  ------
    Total minimum lease payments................................  $1,991
                                                                  ======

13. RELATED PARTY TRANSACTIONS:

    The Company had entered into OEM agreements with three stockholders. Under these agreements, the Company has granted the stockholders rights to sell products incorporating the Company's products for a specified period of time. The terms of these arrangements are substantially the same as terms with unrelated OEM's. During the period ended September 30, 2000, revenues recognized from these stockholders were approximately 42% of total revenues (1999 -- 34%). Approximately 30% of total accounts receivable at September 30, 2000 (1999 -- 64%) were due under the agreements with these stockholders.

    The Company leases office space from one of its shareholders. Rent expense under this agreement was $65 in 2000 (1999 -- $0).

                             TANTAU SOFTWARE, INC.

   Nine months ended September 30, 2000 and the period from February 11, 1999
                        (inception) to December 31, 1999
        (In thousands of U.S. Dollars, except share and per share data)

14. EMPLOYEE BENEFITS:

    The Company has a voluntary, contributory 401(k) defined contribution plan, which is available to all U.S. employees. The Company contracts with, and bears the costs for, a third-party administrator. The costs paid by the Company in 2000 and 1999 were not significant. To date, the Company has not made any contributions to the plan.

15. SUBSEQUENT EVENT:

    On November 29, 2000, the Company and 724 Solutions Inc., a leading provider of Internet infrastructure software enabling clients to offer secure online banking, brokerage and e-commerce services across Internet-enabled wireless devices, entered into a definitive agreement under which the Company will merge with a wholly-owned subsidiary of 724 Solutions Inc. After the merger, the Company will be the surviving corporation and will continue as a wholly-owned subsidiary of 724 Solutions Inc. The transaction will be accounted for as a purchase by 724 Solutions Inc. and is expected to close during the first quarter of 2001.

                          INDEPENDENT AUDITORS' REPORT

To the Directors of Spyonit.com, Inc.

    We have audited the balance sheet of Spyonit.com, Inc. (a Development Stage Enterprise) as of September 12, 2000 and the statements of operations, stockholders' equity and cash flows for the period from incorporation on October 5, 1999 to September 12, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as of September 12, 2000 and the results of its operations and its cash flows for the period from incorporation on October 5, 1999 to September 12, 2000 in conformity with accounting principles generally accepted in the United States of America.

Toronto, Canada                                                     /s/ KPMG LLP

November 28, 2000                                          Chartered Accountants

                               SPYONIT.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                 BALANCE SHEET
                          (EXPRESSED IN U.S. DOLLARS)
         SEPTEMBER 12, 2000 (DATE OF ACQUISITION BY 724 SOLUTIONS INC.)


ASSETS
Current assets:
  Cash......................................................  $    65,895
  Accounts receivable.......................................        9,000
  Prepaid expenses and other receivables....................           27
                                                              -----------
  Total current assets......................................       74,922
Fixed assets (note 2).......................................       86,647
                                                              -----------
Total assets................................................  $   161,569
                                                              ===========
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Accrued liabilities.......................................  $   124,635
  Unearned revenue..........................................       51,000
                                                              -----------
  Total current liabilities.................................      175,635
Stockholders' equity (note 3):
  Capital stock:
    Authorized:
      100,000,000 common shares, $0.01 par value
    Issued:
      11,623,331 common shares..............................      116,234
  Contributed surplus.......................................    1,099,386
  Deficit accumulated during the development stage..........   (1,229,686)
                                                              -----------
  Total stockholders' deficiency............................      (14,066)
                                                              -----------
Total liabilities and stockholders' deficiency..............  $   161,569
                                                              ===========

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                               SPYONIT.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENT OF OPERATIONS
                          (EXPRESSED IN U.S. DOLLARS)
       PERIOD FROM INCORPORATION ON OCTOBER 5, 1999 TO SEPTEMBER 12, 2000
                  (DATE OF ACQUISITION BY 724 SOLUTIONS INC.)


Revenue.....................................................  $     9,000

Operating expenses:
  Research and development (including stock-based
    compensation expense of $224,920).......................      481,075
  Sales and marketing (including stock-based compensation
    expense of $68,500).....................................      238,463
  General and administrative (including stock-based
    compensation expense of $46,200)........................      537,690
                                                              -----------
  Total operating expenses..................................    1,257,228
                                                              -----------
Loss from operations........................................   (1,248,228)
Interest income.............................................       18,542
                                                              -----------
Loss for the period.........................................  $(1,229,686)
                                                              ===========

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                               SPYONIT.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                       STATEMENT OF STOCKHOLDERS' EQUITY
                          (EXPRESSED IN U.S. DOLLARS)
       PERIOD FROM INCORPORATION ON OCTOBER 5, 1999 TO SEPTEMBER 12, 2000
                  (DATE OF ACQUISITION BY 724 SOLUTIONS INC.)


                                                                             DEFERRED        DEFICIT
                                                                            STOCK-BASED    ACCUMULATED        TOTAL
                                         COMMON SHARES                     COMPENSATION     DURING THE    STOCKHOLDERS'
                                     ---------------------   CONTRIBUTED    RELATED TO     DEVELOPMENT       EQUITY
                                       NUMBER      AMOUNT      SURPLUS     STOCK OPTIONS      STAGE       (DEFICIENCY)
                                     ----------   --------   -----------   -------------   ------------   -------------
Issued October 5, 1999.............   9,600,665   $ 96,007   $  (96,007)     $ --          $   --          $   --
Issued October 6, 1999.............     182,666      1,827       (1,827)       --              --              --
Issued December 22, 1999...........     360,000      3,600       (3,600)       --              --              --
Issued January 6, 2000 at $0.80 per
  share............................   1,080,000     10,800      853,200        --              --              864,000
Issued July 11, 2000 on the
  exercise of stock options at
  $0.03 per share..................     400,000      4,000        8,000        --              --               12,000
Deferred stock-based
  compensation.....................      --                     339,620       (339,620)        --              --
Amortization of deferred
  stock-based compensation.........      --          --          --            339,620         --              339,620
Loss for the period................      --          --          --            --           (1,229,686)     (1,229,686)
                                     ----------   --------   ----------      ---------     -----------     -----------
Balance, September 12, 2000........  11,623,331   $116,234   $1,099,386      $ --          $(1,229,686)    $   (14,066)
                                     ==========   ========   ==========      =========     ===========     ===========

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                               SPYONIT.COM, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENT OF CASH FLOWS
                          (EXPRESSED IN U.S. DOLLARS)
       PERIOD FROM INCORPORATION ON OCTOBER 5, 1999 TO SEPTEMBER 12, 2000
                  (DATE OF ACQUISITION BY 724 SOLUTIONS INC.)


Cash flows from operating activities:
  Loss for the period.......................................  $(1,229,686)
  Items not involving cash:
    Depreciation and amortization...........................       14,095
    Stock-based compensation................................      339,620
  Change in non-cash working capital:
    Accounts receivable.....................................       (9,000)
    Prepaid expenses and other receivables..................          (27)
    Accrued liabilities.....................................      124,635
    Unearned revenue........................................       51,000
                                                              -----------
  Cash flows used in operating activities...................     (709,363)
Cash flows from financing activities:
  Issuance of common shares for cash........................      876,000
Cash flows used in investing activities:
  Purchase of fixed assets..................................     (100,742)
                                                              -----------
Increase in cash, being cash, end of period.................  $    65,895
                                                              ===========

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                SPYONIT.COM INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS

                          (Expressed in U.S. dollars)
       Period from incorporation on October 5, 1999 to September 12, 2000
                  (date of acquisition by 724 Solutions Inc.)

Spyonit.com, Inc. (the "Company") was incorporated on October 5, 1999 under the laws of Delaware and commenced operations in January 2000 to develop software to monitor the internet and other content sources for items of interest to end users. During the period from October 5, 1999 to December 31, 1999, the only activity of the Company was the issuance of 10,143,331 founders shares for nominal consideration.

1.  SIGNIFICANT ACCOUNTING POLICIES:

    (a) Basis of presentation:

       These financial statements are expressed in U.S. dollars. They have been prepared in accordance with accounting principles generally accepted in the United States.

    (b) Revenue recognition:

       The Company's revenue consists of application hosting, consulting and custom development.

       As the Company's application hosting arrangements do not include contracted rights for the customer to take possession of the software during the hosting period, application hosting revenue is recognized ratably over the term of the agreement.

       Consulting and custom development revenue is earned either on a time-and-materials basis or on a fixed fee basis. Revenue earned on a time-and-materials basis is recognized as the services are performed. Revenue earned on a fixed-fee basis is recognized using the percentage of completion method, based on the ratio of total labor hours incurred to date to total estimated labor hours. Changes in job performance, job conditions, estimated profitability and final contract settlement may result in revisions to costs and income, and are recognized in the period in which the revisions are determined. Contract costs include direct material and labor costs. Provisions for estimated losses on complete contracts are made in the period in which such losses are determined.

       Revenue that has been prepaid but does not yet qualify for recognition as revenue under the Company's revenue recognition policy will be reflected as unearned revenue on the Company's consolidated balance sheet.

    (c) Financial instruments:

       Financial instruments consist of cash, accounts receivable and accrued liabilities. The fair values of financial assets and financial liabilities approximate their recorded amounts due to their short-term nature.

    (d) Research and development expenses:

       Costs related to research, design and development of software products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. To date, completing a working model of the Company's product and the general release of the product have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

    (e) Stock-based compensation:

       The Company uses the intrinsic value method to account for stock-based compensation to employees. As such, deferred stock-based compensation is recorded if, on the date of grant, the current fair value of each underlying common share exceeds the exercise price per share. Deferred stock-based compensation is recognized as an expense over the vesting period of the option.

    (f) Fixed assets:

       Fixed assets are stated at cost, net of accumulated depreciation and amortization, and are amortized over their estimated useful lives. Expenditures for maintenance and repairs are charged to the statement of operations as incurred.

                                SPYONIT.COM INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                          (Expressed in U.S. dollars)
       Period from incorporation on October 5, 1999 to September 12, 2000
                  (date of acquisition by 724 Solutions Inc.)

1.  SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
       Depreciation and amortization of computer equipment and software are computed using the straight-line method over three years.

    (g) Income taxes:

       The Company is taxed under the provisions of subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income; such income is reportable by the Company's shareholders for federal income tax purposes. Accordingly, no income tax or deferred income tax information is presented in these financial statements.

    (h) Comprehensive income:

       In June 1997, the Financial Accounting Standards Board issued SFAS
       No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from stockholder transactions. Comprehensive net income (loss) for the period from October 5, 1999 to September 12, 2000 equalled the loss for the period.

    (i) Recent Accounting Pronouncements:

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. As to date the Company has not entered into derivative instruments, management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

       The U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), on December 3, 1999. SAB 101 provides additional guidance on the application of existing generally accepted accounting principles to revenue recognition in financial statements. As management considers the Company's stated revenue recognition accounting policy to be consistent with the guidance in SAB 101, the Company does not expect the adoption of SAB 101 to have a material effect on its financial statements.

    (j) Use of estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2.  FIXED ASSETS:

    Fixed assets consist of the following:

    Computer equipment and software.............................  $ 96,114
    Furniture and office equipment..............................     4,628
                                                                  --------
                                                                   100,742
    Less accumulated depreciation and amortization..............    14,095
                                                                  --------
                                                                  $ 86,647
                                                                  ========

                                SPYONIT.COM INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                          (Expressed in U.S. dollars)
       Period from incorporation on October 5, 1999 to September 12, 2000
                  (date of acquisition by 724 Solutions Inc.)

3.  STOCKHOLDERS' EQUITY:

    Common shares:

    On October 5, 1999, date of incorporation, the Company's common shares were without par value. On February 24, 2000, the Company amended each issued and outstanding common share with no par value to be changed into and reclassified as common shares with a par value of $0.01 per common share. This amendment has been reflected retroactively.

    Stock option plans:

    The Company has a stock option plan (the "Plan"), which is intended to attract, retain and motivate employees, officers, directors and consultants. The stock option committee determines, among other things, the eligibility of individuals to participate in the Plan and the term, vesting periods and the price of options to be granted under the Plan. The Company has reserved an aggregate of 400,000 common shares for issuance under the 1999 plan. Options granted under the Plan have a maximum term of 10 years, subject to earlier termination if the optionee ceases to be an employee, officer or director of the Company, and vest annually on a straight-line basis over four years. Upon change of control, all options become fully vested. Options under the Plan are nontransferable.

    During the period from October 5, 1999 to September 12, 2000, the Company granted 400,000 stock options with an exercise price of $0.03 per option. Immediately prior to the change of control related to the acquisition of the Company by 724 Solutions Inc. (note 5), all of the options were exercised. The Company has recorded a stock-based compensation expense of $742,330 related to the options based on the difference between the fair value of the common shares on the date the options were granted and the exercise price of the options. In determining the fair value of the common shares on the date the options were granted, management took into account, among other factors, the proximity of the option grant date to the initial round of financing at $0.80 per share on January 6, 2000 and the value obtained on the sale of the shares to 724 Solutions Inc. on September 12, 2000 at approximately $4.11 per share.

    Had compensation expense for the Company's stock option plan been determined based on the fair value at the grant dates for the awards under the plan consistent with the method under SFAS 123 "Accounting for Stock-Based Compensation", the Company's loss would not be significantly different from the Company's loss reported for the period.

4.  LEASE COMMITMENTS:

    2000........................................................  $1,231
    2001........................................................   4,103
    2002........................................................   4,103
                                                                  ------
                                                                  $9,437
                                                                  ======

5.  STOCK PURCHASE AGREEMENT:

    On September 12, 2000, 724 Solutions Inc. acquired all of the outstanding shares of the Company. The purchase price of approximately $40.0 million was satisfied by the issuance of 1,041,616 common shares of 724 Solutions Inc. and $2.0 million in cash in exchange for all of the outstanding shares of the Company. As part of the terms of purchase, up to 137,062 common shares of the total common shares issued by 724 Solutions Inc. are subject to repurchase at a minimum value if the employees who were shareholders of the Company on the acquisition date do not remain employees of 724
    Solutions Inc., or one of its subsidiaries, through September 2003.

                          INDEPENDENT AUDITORS' REPORT

To the Directors of Ezlogin.com, Inc.

    We have audited the balance sheet of Ezlogin.com, Inc. (a Development Stage Enterprise) as at December 31, 1999 and the statements of operations, stockholders' equity and cash flows for the period from January 21, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and the results of its operations and its cash flows for the period from January 21, 1999 (date of inception) to December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Toronto, Canada                                                     /s/ KPMG LLP

November 30, 2000                                          Chartered Accountants

                                  EZLOGIN.COM
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEET

                          (EXPRESSED IN U.S. DOLLARS)

                                                              MARCH 31, 2000    DECEMBER 31, 1999
                                                              ---------------   ------------------
                                                                (Unaudited)
ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 3,285,806         $ 3,728,784
  Prepaid expenses..........................................        167,561             111,561
                                                                -----------         -----------
  Total current assets......................................      3,453,367           3,840,345
Fixed assets (note 2).......................................        153,313             131,881
                                                                -----------         -----------
Total assets................................................    $ 3,606,680         $ 3,972,226
                                                                ===========         ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $   303,460         $    63,561
                                                                -----------         -----------
  Total current liabilities.................................        303,460              63,561
Stockholders' equity (note 3):
  Authorized:
    20,000,000 common shares, $0.001 par value
    2,400,000 Series A preferred shares, $0.001 par value
    6,700,000 Series B preferred shares, $0.001 par value
  Issued:
    7,031,600 common shares (1999 -- 7,021,600).............          7,032               7,022
    2,400,000 Series A preferred shares
      (1999 -- 2,400,000)...................................          2,400               2,400
    3,701,665 Series B preferred shares
      (1999 -- 3,626,665)...................................          3,702               3,627
  Contributed surplus.......................................      8,448,048           5,410,525
  Deferred compensation.....................................     (1,815,118)           (344,523)
  Deficit accumulated during the development stage..........     (3,342,844)         (1,170,386)
                                                                -----------         -----------
  Total stockholders' equity................................      3,303,220           3,908,665
                                                                -----------         -----------
Total liabilities and stockholders' equity..................    $ 3,606,680         $ 3,972,226
                                                                ===========         ===========

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                  EZLOGIN.COM
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENT OF OPERATIONS

                          (EXPRESSED IN U.S. DOLLARS)

                                                                             PERIOD FROM
                                                         PERIOD FROM      JANUARY 21, 1999       PERIOD FROM
                                       THREE MONTHS   JANUARY 21, 1999        (DATE OF          INCEPTION ON
                                          ENDED           (DATE OF          INCEPTION) TO     JANUARY 21, 1999
                                        MARCH 31,       INCEPTION) TO       DECEMBER 31,        TO MARCH 31,
                                           2000        MARCH 31, 1999           1999                2000
                                       ------------   -----------------   -----------------   -----------------
                                       (Unaudited)       (Unaudited)                             (Unaudited)
Operating expenses:
  Research and development (including
    stock-based compensation expense
    of $439,162 -- March 31, 2000,
    $105,098 -- December 31, 1999,
    nil -- March 31, 1999)...........  $   935,798        $  63,528          $   634,762         $ 1,570,560
  Sales and marketing (including
    stock-based compensation expense
    of $4,929 -- March 31, 2000,
    $1,779 -- December 31, 1999,
    nil -- March 31, 1999)...........      134,521         --                    347,967             482,488
  General and administrative
    (including stock-based
    compensation expense of
    $935,022 -- March 31, 2000,
    nil -- December 31, 1999, nil
    March 31, 1999)..................    1,131,876           13,711              210,587           1,342,463
Depreciation.........................        8,148              414               14,626              22,774
                                       -----------        ---------          -----------         -----------
Loss from operations.................   (2,210,343)         (77,653)          (1,207,942)         (3,418,285)
Interest income......................       37,885            1,087               37,556              75,441
                                       -----------        ---------          -----------         -----------
Loss for the period..................  $(2,172,458)       $ (76,566)         $(1,170,386)        $(3,342,844)
                                       ===========        =========          ===========         ===========

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                  EZLOGIN.COM

                        (A DEVELOPMENT STAGE ENTERPRISE)

                       STATEMENT OF STOCKHOLDERS' EQUITY

             (EXPRESSED IN U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                       SERIES A PREFERRED     SERIES B PREFERRED
                                                  COMMON SHARES              SHARES                 SHARES
                                               --------------------   --------------------   --------------------   CONTRIBUTED
                                                NUMBER      AMOUNT     NUMBER      AMOUNT     NUMBER      AMOUNT      SURPLUS
                                               ---------   --------   ---------   --------   ---------   --------   -----------
Balance, January 21, 1999 (date of
  inception).................................     --        $--          --        $--          --        $--       $   --
Issuance of common shares....................  7,021,600     7,022       --         --          --         --           13,154
Issued February 26, 1999 at $0.25 per
  share......................................     --         --       2,400,000     2,400       --         --          597,600
Issued October 8, 1999 at $1.20 per share....     --         --          --         --       2,076,666     2,077     2,489,922
Issued November 8, 1999 at $1.20 per share...     --         --          --         --       1,341,666     1,342     1,608,657
Issued November 30, 1999 at $1.20 per
  share......................................     --         --          --         --         208,333       208       249,792
Deferred stock-based compensation............     --         --          --         --          --         --          451,400
Amortization of deferred stock-based
  compensation...............................     --         --          --         --          --         --           --
Loss for the period..........................     --         --          --         --          --         --           --
                                               ---------    ------    ---------    ------    ---------    ------    ----------
Balance, December 31, 1999...................  7,021,600     7,022    2,400,000     2,400    3,626,665     3,627     5,410,525
Issued February 25, 2000 at $2.00 per
  share......................................     --         --          --         --          75,000        75       149,925
Issued March 9, 2000 at $3.79 per share......     10,000        10       --         --          --         --           37,890
Deferred stock-based compensation............     --         --          --         --          --         --        2,849,708
Amortization of deferred stock-based
  compensation...............................     --         --          --         --          --         --           --
Loss for the period..........................     --         --          --         --          --         --           --
                                               ---------    ------    ---------    ------    ---------    ------    ----------
Balance, March 31, 2000 (unaudited)..........  7,031,600    $7,032    2,400,000    $2,400    3,701,665    $3,702    $8,448,048
                                               =========    ======    =========    ======    =========    ======    ==========

                                                 DEFERRED        DEFICIT
                                                STOCK-BASED    ACCUMULATED
                                               COMPENSATION    DURING THE        TOTAL
                                                RELATED TO     DEVELOPMENT   STOCKHOLDERS'
                                               STOCK OPTIONS      STAGE         EQUITY
                                               -------------   -----------   -------------
Balance, January 21, 1999 (date of
  inception).................................   $   --         $   --         $   --
Issuance of common shares....................       --             --              20,176
Issued February 26, 1999 at $0.25 per
  share......................................       --             --             600,000
Issued October 8, 1999 at $1.20 per share....       --             --           2,491,999
Issued November 8, 1999 at $1.20 per share...       --             --           1,609,999
Issued November 30, 1999 at $1.20 per
  share......................................       --             --             250,000
Deferred stock-based compensation............      (451,400)       --             --
Amortization of deferred stock-based
  compensation...............................       106,877        --             106,877
Loss for the period..........................       --          (1,170,386)    (1,170,386)
                                                -----------    -----------    -----------
Balance, December 31, 1999...................      (344,523)    (1,170,386)     3,908,665
Issued February 25, 2000 at $2.00 per
  share......................................       --             --             150,000
Issued March 9, 2000 at $3.79 per share......       --             --              37,900
Deferred stock-based compensation............    (2,849,708)       --             --
Amortization of deferred stock-based
  compensation...............................     1,379,113        --           1,379,113
Loss for the period..........................       --          (2,172,458)    (2,172,458)
                                                -----------    -----------    -----------
Balance, March 31, 2000 (unaudited)..........   $(1,815,118)   $(3,342,844)   $ 3,303,220
                                                ===========    ===========    ===========

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                  EZLOGIN.COM
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENT OF CASH FLOWS

                          (EXPRESSED IN U.S. DOLLARS)

                                                                                                PERIOD FROM
                                                                            PERIOD FROM      JANUARY 21, 1999      PERIOD FROM
                                                                         JANUARY 21, 1999        (DATE OF          INCEPTION ON
                                                        THREE MONTHS         (DATE OF          INCEPTION) TO     JANUARY 21,1999
                                                            ENDED          INCEPTION) TO       DECEMBER 31,        TO MARCH 31,
                                                       MARCH 31, 2000     MARCH 31, 1999           1999                2000
                                                       ---------------   -----------------   -----------------   ----------------
                                                         (Unaudited)        (Unaudited)                            (Unaudited)
Cash flows from operating activities:
  Loss for the period................................    $(2,172,458)        $(76,566)          $(1,170,386)        $(3,342,844)
  Depreciation and amortization......................          8,148              414                14,626              22,774
  Stock-based compensation...........................      1,379,113          --                    106,877           1,485,990
  Shares issued for services.........................         37,900          --                     13,176              51,076
  Change in non-cash working capital:
    Prepaid expenses and other receivables...........        (56,000)          (2,000)             (111,561)           (167,561)
    Accounts payable.................................        239,899          --                     63,561             258,460
                                                         -----------         --------           -----------         -----------
  Cash flows used in operating activities............       (563,398)         (78,152)           (1,083,707)         (1,692,105)
Cash flows from financing activities:
  Issuance of common shares..........................       --                  7,000                 7,000              52,000
  Issuance of preferred shares.......................        150,000          600,000             4,951,998           5,101,998
                                                         -----------         --------           -----------         -----------
  Cash flows from financing activities...............        150,000          607,000             4,958,998           5,153,998
Cash flows used in investing activities:
  Purchase of fixed assets...........................        (29,580)         (18,709)             (146,507)           (176,087)
                                                         -----------         --------           -----------         -----------
Increase (decrease) in cash..........................       (442,978)         510,139             3,728,784           3,285,806
Cash, beginning of period............................      3,728,784          --                   --                  --
                                                         -----------         --------           -----------         -----------
Cash, end of period..................................    $ 3,285,806         $510,139           $ 3,728,784         $ 3,285,806
                                                         ===========         ========           ===========         ===========

                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                  EZLOGIN.COM
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS

                          (Expressed in U.S. dollars)
     Period from January 21, 1999 (date of inception) to December 31, 1999 (Information as at March 31, 2000 and for the periods ended March 31, 2000 and
                              1999 are unaudited)

Ezlogin.com, Inc. was established in January 1999 to conceive, design and deliver Internet infrastructure tools that enable Web users a single point of sign-on, as well as the ability to consolidate, access and manage personalized content from virtually any source on the Internet.

1.  SIGNIFICANT ACCOUNTING POLICIES:

    (a) Basis of presentation:

       These financial statements are expressed in U.S. dollars. They have been prepared in accordance with accounting principles generally accepted in the United States.

    (b) Financial Instruments:

       Financial instruments consist of cash, prepaid expenses and other receivables and accounts payable and accrued liabilities. The fair values of financial assets and financial liabilities approximate their recorded amounts due to their short-term nature.

    (c) Unaudited interim financial information:

       The accompanying interim financial information as at March 31, 2000 and for the three months ended March 31, 2000 and 1999 is unaudited but includes all adjustments, consisting of only normal recurring adjustments, which management considers necessary to present fairly, in all material respects, the interim financial information for the periods presented.

    (d) Cash and cash equivalents:

       All highly liquid investments, with an original maturity of three months or less at the time of purchase, are classified as cash equivalents.

    (e) Research and development expenses:

       Costs related to research, design and development of software products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. To date, completing a working model of the Company's product and the general release of the product have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

    (f) Stock-based compensation:

       The Company uses the intrinsic value method to account for employee stock-based compensation. As such, deferred stock-based compensation is recorded if, on the date of grant, the current fair value of each underlying common share exceeds the exercise price per share. Deferred stock-based compensation is recognized as an expense over the vesting period of the option.

    (g) Fixed assets:

       Fixed assets are stated at cost, net of accumulated depreciation and amortization, and are amortized over their estimated useful lives. Expenditures for maintenance and repairs have been charged to the statement of operations as incurred. Depreciation and amortization of computer equipment and software are computed using the straight-line method over three years.

    (h) Income taxes:

       The Company provides for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured

                                  EZLOGIN.COM
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                          (Expressed in U.S. dollars)
     Period from January 21, 1999 (date of inception) to December 31, 1999 (Information as at March 31, 2000 and for the periods ended March 31, 2000 and
                              1999 are unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (i) Comprehensive income:

       In June 1997, the Financial Accounting Standards Board issued SFAS
       No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from stockholder transactions. Comprehensive net income (loss) for the periods presented in these financial statements is the same as the loss for the periods presented.

    (j) Recent Accounting Pronouncements:

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. As to date the Company has not entered into derivative instruments, management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

    (k) Use of estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2.  FIXED ASSETS:

    Fixed assets consist of the following:

                                                                   MARCH 31,     DECEMBER 31,
                                                                      2000           1999
                                                                  ------------   -------------
                                                                  (Unaudited)
    Computer equipment and software.............................    $172,445       $146,507
    Furniture and office equipment..............................       3,642         --
                                                                    --------       --------
                                                                     176,087        146,507
    Less accumulated depreciation and amortization..............      22,774         14,626
                                                                    --------       --------
                                                                    $153,313       $131,881
                                                                    ========       ========

3.  STOCKHOLDERS' EQUITY:

    (a) Preferred Shares:

       Preferred shares are issuable in series. The Board of Directors is authorized to determine the number of shares of any series of preferred shares. The Company has authorized 2,400,000 Series A Preferred Shares that are entitled to non-cumulative dividends at a rate of $0.025 per share, per annum, when and if declared by the Board of Directors. The Series A Preferred Shares have preference over the common shares on liquidation, dissolution or winding-up in the amount equal to $0.25 per share, being the original paid-up capital. The Series A Preferred Shares are voting and convertible into common shares, at the option of the holder at an initial rate of one-for-one.

                                  EZLOGIN.COM
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                          (Expressed in U.S. dollars)
     Period from January 21, 1999 (date of inception) to December 31, 1999 (Information as at March 31, 2000 and for the periods ended March 31, 2000 and
                              1999 are unaudited)

3.  STOCKHOLDERS' EQUITY: (CONTINUED)
       The Company has authorized 6,700,000 Series B Preferred Shares that are entitled to non-cumulative dividends at a rate of $0.12 per share, per annum, when and if declared by the Board of Directors. The Series B Preferred Shares have preference over the common shares on liquidation, dissolution or winding up in the amount equal to $1.20 per share, being the original paid-up capital. The Series B Preferred Shares are voting and convertible into common shares, at the option of the holder at an initial rate of one-for-one.

    (b) Stock option plans:

       The Company has a stock option plan (the "Plan"), which is intended to attract, retain and motivate employees, officers, directors and consultants. The stock option committee determined among other things, the eligibility of individuals to participate in the plans and the term, vesting periods and the price of options granted under the plans. The Company has reserved an aggregate of 1,000,000 common shares for issuance under the 1999 plan.

       The Plan was adopted in July 1999. The Plan provides for the grant of both incentive stock options and non-qualified stock options. Incentive stock options granted under the Plan have a maximum term of 10 years, or 5 years in the case of incentive stock options granted to an employee who owns common shares having more than 10% of the voting power of the Company. No options granted to prospective employees, consultants, or directors may become exercisable prior to the date in which such person commences services with the Company. In addition, with the exception of options granted to an officer, director, or consultant, no option shall become exercisable at a rate less than 20% per year over a period five years from the effective date of grant of such option, subject to continued service. The exercise price of incentive stock options is the fair market value of common shares on the date of the grant, or 110% of the fair market value in the case of an incentive stock option granted to an employee who owns common shares having more than 10% of the voting power of the Company.

       In the event of termination and to the extent unexercised and exercisable, the option will remain exercisable for a period of three months after the date of termination. If termination is due to death or disability, the right to exercise the option will expire within one year. If a change of control of the Company occurs, all options become immediately vested and exercisable. Non-qualified stock options granted under the Plan have a maximum term of 10 years and an exercise price of no less than 85% of the fair market value of the common shares on the date of the grant, or 110% of the fair market value for those employees who own common shares representing more than 10% of the voting power.

       A summary of the status of the Company's options under the Plan as at March 31, 2000, is as follows:

                                                                                 WEIGHTED
                                                                                 AVERAGE
                                                                                REMAINING      NUMBER OF
                                                                  NUMBER OF    CONTRACTUAL      OPTIONS
    EXERCISE PRICE                                                 OPTIONS     LIFE (YEARS)   EXERCISABLE
    --------------                                                ----------   ------------   -----------
    $0.03.......................................................    660,833        9.1          219,375
     0.20.......................................................  1,120,000        9.6          288,667
     0.35.......................................................     75,000        9.7           40,000
     5.50.......................................................     65,000        9.7           --
                                                                  ---------        ---          -------
                                                                  1,920,833                     548,042
                                                                  =========        ===          =======

                                  EZLOGIN.COM
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                          (Expressed in U.S. dollars)
     Period from January 21, 1999 (date of inception) to December 31, 1999 (Information as at March 31, 2000 and for the periods ended March 31, 2000 and
                              1999 are unaudited)

3.  STOCKHOLDERS' EQUITY: (CONTINUED)
    The following table summarizes the continuity of options issued under the
    Plan:

                                                                     MARCH 31, 2000         DECEMBER 31, 1999
                                                                  ---------------------   ---------------------
                                                                               WEIGHTED                WEIGHTED
                                                                               AVERAGE                 AVERAGE
                                                                  NUMBER OF    EXERCISE   NUMBER OF    EXERCISE
                                                                   OPTIONS      PRICE      OPTIONS      PRICE
                                                                  ----------   --------   ----------   --------
    Outstanding, beginning of period............................    740,000     $0.03        --         $--
    Granted.....................................................  1,770,000      0.48      740,000       0.03
    Exercised...................................................   (225,000)     0.03        --          --
    Cancelled...................................................   (364,167)     0.53        --          --
                                                                  ---------     -----      -------      -----
    Outstanding, end of period..................................  1,920,833     $0.31      740,000      $0.03
                                                                  =========     =====      =======      =====
    Options exercisable, end of period..........................    548,292     $0.14      175,209      $0.03
                                                                  =========     =====      =======      =====

    The Company recorded deferred stock-based compensation relating to options issued under the Company's plans amounting to $2,849,708 (December 31, 1999 -- $451,400). Amortization of deferred stock-based compensation amounted to $1,379,113 (December 31, 1999 -- $106,877).

    During the periods ended March 31, 2000 and December 31, 1999, the Company issued 10,000 and 21,600 common shares, respectively, to certain non-employees in exchange for services. The Company recorded an expense of $37,900 and $13,176 in 2000 and 1999, respectively, related to these non-employee share issuances. The amount of expense recorded was computed based upon the fair value of the shares on the date of issue as determined by the board of directors.

    Had compensation expense for the Company's Plan been determined based on the fair value at the grant dates for the awards under the Plan consistent with the method under SFAS 123 "Accounting for Stock-Based Compensation", the Company's loss would not be significantly different from the Company's loss reported for each period.

4.  INCOME TAXES:

    The provision for income taxes differs from the amount computed by applying the statutory income tax rate to net income (loss) before income taxes. The sources and tax effects of the differences are as follows:

                                                                                                         PERIOD FROM
                                                               THREE MONTHS        PERIOD FROM        JANUARY 21, 1999
                                                                   ENDED        JANUARY 21, 1999     (DATE OF INCEPTION)
                                                                 MARCH 31,     (DATE OF INCEPTION)     TO DECEMBER 31,
                                                                   2000         TO MARCH 31, 1999           1999
                                                               -------------   -------------------   -------------------
                                                                    34%                34%                   34%
    Basic rate applied to loss before provision for income
      taxes..................................................    $(868,983)          $(30,626)            $(483,177)
    Adjustments resulting from:
      Stock-based compensation not deducted for tax..........      551,645           --                      42,751
                                                                 ---------           --------             ---------
                                                                  (317,338)           (30,626)             (440,426)
    Unrecognized benefit of net operating losses carried
      forward................................................      317,338             30,626               440,426
                                                                 ---------           --------             ---------
    Income taxes.............................................    $ --                $--                  $--
                                                                 =========           ========             =========

                                  EZLOGIN.COM
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                          (Expressed in U.S. dollars)
     Period from January 21, 1999 (date of inception) to December 31, 1999 (Information as at March 31, 2000 and for the periods ended March 31, 2000 and
                              1999 are unaudited)

4.  INCOME TAXES: (CONTINUED)
    Significant components of the Company's future tax assets are as follows:

                                                                  MARCH 31,    DECEMBER 31,
                                                                     2000          1999
                                                                  ----------   -------------
    Net operating losses carried forward........................   $757,764      $440,426
                                                                   --------      --------
    Future tax asset............................................    757,764       440,426
    Less valuation allowance....................................    757,764       440,426
                                                                   --------      --------
                                                                   $ --          $ --
                                                                   ========      ========

5.  LEASE COMMITMENTS:

    Future minimum lease payments under non-cancellable operating leases for premises for the year ended December 31, 2000 are $28,030 and nil thereafter.

6.  RELATED PARTY TRANSACTIONS:

    On November 1, 1999, the Company entered into a joint marketing agreement with Verisign Inc. ("Verisign"). Pursuant to the agreement, the Company acquired $100,000 worth of digital security certificates. The joint marketing agreement has an initial term of one year. Each party can independently terminate the agreement if any breach is not corrected within 60 days of receipt of notice in connection with a breach of contract. In addition, Verisign requires 30 days written notice prior to a change in control. Verisign subscribed for 100,000 Series B Preferred Shares as at November 8, 1999 for cash consideration paid at an amount per share equal to other share acquirers at the same time. The cost of the digital security certificates has been capitalized within prepaid expenses as at December 31, 1999 and will be expensed as used.

7.  SUBSEQUENT EVENT:

    On June 16, 2000, 724 Solutions Inc. acquired all of the outstanding shares of the Company. The purchase price of approximately $55.8 million was satisfied by the issuance of 1,003,594 common shares of 724 Solutions Inc. in exchange for all of the outstanding shares of the Company and the assumption of the existing option plan of the Company which, if all options outstanding under the Company's plan are exercised, would result in the issuance of an additional 91,796 common shares of 724 Solutions Inc.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                              724 SOLUTIONS INC.,

                            SATURN MERGER SUB, INC.

                                      AND

                             TANTAU SOFTWARE, INC.

                         DATED AS OF NOVEMBER 29, 2000

                               TABLE OF CONTENTS

                                                                     PAGE
                                                                     -----

                                ARTICLE I
                                THE MERGER
1.01   Effective Time of the Merger.                                   A-2
1.02   Closing.....................................................    A-2
1.03   Effect of the Merger........................................    A-2
1.04   Certificate of Incorporation and By-laws....................    A-2
1.05   Directors...................................................    A-2
1.06   Officers....................................................    A-2

                                ARTICLE II
                         CONVERSION OF SECURITIES
2.01   Conversion of Capital Stock.                                    A-3
2.02   Exchange of Certificates....................................    A-5
2.03   Maximum Number of Shares to be Issued.......................    A-7

                               ARTICLE III
              REPRESENTATIONS AND WARRANTIES OF THE COMPANY
3.01   Organization, Standing and Corporate Power.                     A-8
3.02   Authority; Noncontravention.................................    A-8
3.03   Capitalization..............................................    A-9
3.04   Equity Interests............................................   A-11
3.05   Financial Statements........................................   A-11
3.06   Undisclosed Liabilities.....................................   A-11
3.07   Taxes.......................................................   A-11
3.08   Assets......................................................   A-14
3.09   Intellectual Property, Etc..................................   A-14
3.10   Contracts...................................................   A-16
3.11   Litigation; Decrees.........................................   A-18
3.12   Operation of the Business; Absence of Changes or Events.....   A-19
3.13   Compliance with Applicable Laws.............................   A-20
3.14   Certain Employee Matters....................................   A-21
3.15   Benefit Plans...............................................   A-22
3.16   Insurance...................................................   A-24
3.17   Customers...................................................   A-24
3.18   Disclosure..................................................   A-24
3.19   Information Supplied........................................   A-25
3.20   Voting Requirements; Company Voting Agreement and Resale
         Restriction Agreement.....................................   A-25
3.21   Brokers.....................................................   A-25
3.22   State Takeover Statutes.....................................   A-25
3.23   Customer Accounts Receivable................................   A-26
3.24   Corporate Name..............................................   A-26
3.25   Accounts; Safe Deposit Boxes; Powers of Attorney; Officers
         and Directors.............................................   A-26

                                                                     PAGE
                                                                     -----

                                ARTICLE IV
             REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB
4.01   Organization.                                                  A-26
4.02   Authority; Noncontravention.................................   A-26
4.03   Capital Stock of Parent.....................................   A-27
4.04   Parent Public Disclosure Documents..........................   A-28
4.05   Undisclosed Liabilities.....................................   A-29
4.06   Absence of Certain Changes or Events........................   A-29
4.07   Litigation; Decrees.........................................   A-29
4.08   No Vote Required............................................   A-29
4.09   Taxes.......................................................   A-29
4.10   Interim Operations of Sub...................................   A-29
4.11   Information Supplied........................................   A-30
4.12   Brokers.....................................................   A-30
4.13   Assets......................................................   A-30
4.14   Intellectual Property, Etc..................................   A-30
4.15   Material Contracts..........................................   A-31
4.16   Compliance with Applicable Laws.............................   A-31

                                ARTICLE V
                                COVENANTS
5.01   Covenants of the Company.                                      A-32
5.02   Covenants of Parent.........................................   A-38
5.03   Other Actions...............................................   A-39
5.04   Advice of Changes; Filings..................................   A-39

                                ARTICLE VI
                          ADDITIONAL AGREEMENTS
6.01   Preparation of the Form F-4; Company Shareholders' Meeting.    A-39
6.02   Access to Information.......................................   A-40
6.03   Legal Conditions to Merger..................................   A-41
6.04   Stock Options, Warrants and Restricted Stock................   A-41
6.05   Fees and Expenses...........................................   A-43
6.06   Additional Agreements.......................................   A-43
6.07   Indemnification, Exculpation and Insurance..................   A-43
6.08   Litigation..................................................   A-44
6.09   Tax Treatment...............................................   A-44
6.10   Affiliates..................................................   A-44
6.11   Employee Benefits...........................................   A-44
6.12   Parent Board of Directors...................................   A-45

                               ARTICLE VII
                                CONDITIONS
7.01   Conditions to Each Party's Obligation to Effect the Merger.    A-46
7.02   Conditions of Obligations of Parent and Sub.................   A-46
7.03   Conditions of Obligations of the Company....................   A-47
7.04   Frustration of Closing Conditions...........................   A-48

                                                                     PAGE
                                                                     -----

                               ARTICLE VIII
                        TERMINATION AND AMENDMENT
8.01   Termination.                                                   A-48
8.02   Effect of Termination.......................................   A-49
8.03   Amendment...................................................   A-49
8.04   Extension; Waiver...........................................   A-49

                                ARTICLE IX
                              MISCELLANEOUS
9.01   Survival of Representations, Warranties and Covenants.         A-49
9.02   Notices.....................................................   A-49
9.03   Definitions.................................................   A-50
9.04   Entire Agreement; No Third-Party Beneficiaries; Rights of
         Ownership.................................................   A-51
9.05   GOVERNING LAW...............................................   A-51
9.06   Publicity...................................................   A-51
9.07   Assignment..................................................   A-51
9.08   Counterparts................................................   A-51
9.09   Exhibits and Schedules; Interpretation......................   A-51
9.10   Consent to Jurisdiction.....................................   A-51
9.11   Waiver of Jury Trial........................................   A-52
9.12   Enforcement.................................................   A-52

       Exhibit A -- Form of Resale Restriction Agreement
       Exhibit B -- Form of Indemnification and Escrow Agreement
       Exhibit C -- Form of Affiliate Letter
       Exhibit D -- Form of Registration Rights Agreement

       Schedule A -- Company Voting Agreement Signatories
       Schedule B -- Employment Agreement Signatories
       Schedule C -- Employment Terms Letter Signatories

            AGREEMENT AND PLAN OF MERGER dated as of November 29, 2000 (this "Agreement"), by and among 724 SOLUTIONS INC., a corporation amalgamated under the Business Corporations Act of the Province of Ontario ("Parent"), SATURN MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and TANTAU SOFTWARE, INC., a Delaware corporation (the "Company").

    WHEREAS the respective Boards of Directors of the Company and Sub have approved and declared advisable, and the Board of Directors of Parent has approved, this Agreement and the Merger (as defined in Section 1.03), upon the terms and subject to the conditions set forth herein, all in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and the Business Corporations Act of the Province of Ontario (the "OBCA");

    WHEREAS, for U.S. Federal income tax purposes, it is intended that (a) the Merger will qualify as a reorganization under the provisions of
Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code"), (b) this Agreement constitutes a plan of reorganization, (c) Parent, Sub and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code and (d) U.S. holders of stock of the Company who will not be "five percent transferee shareholders" as defined in Treasury Regulation
Section 1.367(a)-3(c)(5)(ii) or who enter into five-year gain recognition agreements in the form provided in Treasury Regulation Section 1.367(a)-8(b) ("Eligible Company Shareholders") and who exchange Company Capital Stock (as defined in Section 3.03) for Parent Common Stock (as defined in
Section 2.01(c)) pursuant to the Merger will not recognize taxable gain with respect to the Merger pursuant to Section 367(a) of the Code;

    WHEREAS, concurrently with the execution of this Agreement and as a condition to the willingness of Parent to enter into this Agreement, each of the persons identified on Schedule A have entered into voting agreements dated as of the date of this Agreement (the "Company Voting Agreements") with Parent pursuant to which each such person has agreed, among other things, to vote all shares of Company Capital Stock held by such person in favor of the adoption of this Agreement;

    WHEREAS, concurrently with the execution of this Agreement and as a condition to the willingness of Parent to enter into this Agreement, the employees of the Company identified on Schedule B have entered into employment agreements, conditioned on the consummation of the Merger (each, an "Employment Agreement"), pursuant to which Parent has agreed to employ such individuals following the Effective Time (as defined in Section 1.01) and such individuals have agreed to be subject to certain non-compete and non-solicitation obligations, in each case upon the terms and conditions set forth in the applicable Employment Agreement;

    WHEREAS, concurrently with the execution of this Agreement and as a condition to the willingness of Parent to enter into this Agreement, each employee of the Company identified on Schedule C has entered into a letter agreement dated as of the date of this Agreement and conditioned on the consummation of the Merger (each, an "Employment Terms Letter") with Parent and the Company setting forth certain modifications to the terms and conditions of such employees' employment arrangements with the Company; and

    WHEREAS, concurrently with execution of this Agreement and as a condition to the willingness of Parent to enter into this Agreement, each of the persons identified on Schedules A, B and C have entered into Resale Restriction Agreements with Parent dated as of the date of this Agreement and conditioned on the consummation of the Merger, which agreements are in the form of Exhibit A hereto (together with all such agreements entered into between Parent and holders of outstanding shares of Company Capital Stock, Stock Options (as defined in Section 3.03) or Warrants (as defined in Section 3.03) after the date of this Agreement, the "Resale Restriction Agreements"), pursuant to which, among other things, such holders have agreed (i) to certain restrictions on their ability to transfer and sell any shares of Parent Common Stock to be received by such holders in connection with the Merger or pursuant to the exercise of Adjusted Options (as defined in Section 6.04) and (ii) to be deemed to be a party to, and to be bound by the terms of, the Escrow Agreement (as defined in Section 2.01(e)).

    NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE I
                                   THE MERGER

    SECTION 1.01. EFFECTIVE TIME OF THE MERGER. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date (as defined in Section 1.02), a certificate of merger and all other appropriate documents (collectively, the "Certificate of Merger") shall be duly prepared, executed, acknowledged and filed with the Secretary of State of the State of Delaware by the parties hereto as provided in the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter as is agreed upon by Parent and the Company and provided in the Certificate of Merger (the "Effective Time").

    SECTION 1.02. CLOSING. The closing of the Merger (the "Closing") will take place at 10:00 a.m., New York time, on a date to be specified by the parties, which shall be not later than the second business day after satisfaction or waiver (to the extent permitted by applicable law) of the conditions set forth in Article VII (other than those conditions that by their terms are to satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), at the offices of Cravath, Swaine & Moore, 825 Eighth Avenue, New York, New York 10019, unless another time, date or place is agreed to in writing by Parent and the Company; PROVIDED, HOWEVER, that if all the conditions set forth in
Article VII shall not have been satisfied or (to the extent permitted by applicable law) waived on such second business day, then the Closing will take place on the first business day on which all such conditions shall have been satisfied or (to the extent permitted by applicable law) waived. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date".

    SECTION 1.03. EFFECT OF THE MERGER. At the Effective Time, Sub shall be merged with and into the Company (the "Merger"), and the Company shall continue as the surviving corporation in the Merger (the "Surviving Corporation"). The Merger shall have the effects set forth in Section 259 of the DGCL.

    SECTION 1.04.  CERTIFICATE OF INCORPORATION AND BY-LAWS.

    (a) The Certificate of Incorporation of Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

    (b) The By-laws of Sub as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

    SECTION 1.05. DIRECTORS. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

    SECTION 1.06. OFFICERS. The officers of the Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                   ARTICLE II
                            CONVERSION OF SECURITIES

    SECTION 2.01. CONVERSION OF CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Capital Stock or any shares of capital stock of Parent or Sub:

    (a) CAPITAL STOCK OF SUB. Each issued and outstanding share of common stock, par value $0.01 per share, of Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

    (b) CANCELATION OF TREASURY STOCK AND PARENT-OWNED STOCK. All shares of Company Capital Stock that are owned by the Company, as treasury stock, or by Parent or Sub immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

    (c) CONVERSION OF COMPANY CAPITAL STOCK.

        (i) Subject to Sections 2.01(e), 2.01(f), 2.01(g), 2.02(e) and 2.03,
            each share of common stock, par value $0.001 per share, of the Company (the "Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.01(b)) shall be converted into the right to receive from the Surviving Corporation a number of fully paid and nonassessable Common Shares, no par value per share, of Parent (the "Parent Common Stock") equal to the Common Exchange Ratio. For purposes of this Agreement, "Common Exchange Ratio" shall mean the number of shares of Parent Common Stock (rounded to three decimal places) obtained by dividing (x) 19,000,000 (the "Merger Share Number") by (y) the sum of (A) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (assuming for this purpose the exercise in full for cash of all Warrants to purchase shares of Company Common Stock outstanding immediately prior to the Effective Time), (B) the aggregate number of shares of Company Common Stock into which the shares of Company Preferred Stock (as defined in Section 3.03) outstanding immediately prior to the Effective Time are convertible at such time (assuming for this purpose the exercise in full for cash of all Warrants to purchase shares of Company Preferred Stock outstanding immediately prior to the Effective Time) and (C) the aggregate number of shares of Company Common Stock that may be acquired pursuant to the exercise of Stock Options (other than Permitted Interim Period Stock Options (as defined in
            Section 5.01(a)(xii))) outstanding immediately prior to the Effective Time.

        (ii) Subject to Sections 2.01(e), 2.01(f), 2.01(g), 2.02(e) and 2.03, if
             immediately prior to the Effective Time there are any shares of Company Preferred Stock issued and outstanding, each such share (other than shares to be cancelled in accordance with Section 2.01(b)) shall be converted into the right to receive from the Surviving Corporation a number of fully paid and nonassessable shares of Parent Common Stock equal to the product of (x) the Common Exchange Ratio and (y) the number of shares of Company Common Stock into which such share is convertible immediately prior to the Effective Time.

       (iii) The shares of Parent Common Stock into which the shares of Company Capital Stock are converted into the right to receive pursuant to the Merger are referred to herein collectively as the "Merger Consideration". At the Effective Time, all such shares of Company Capital Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares (a "Certificate") shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration with respect thereto and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.02 (subject, in the case of such shares, to the terms of the Escrow Agreement), without interest.

    (d) [INTENTIONALLY OMITTED.]

    (e) ESCROW OF MERGER SHARES. At the Closing, on behalf of the holders of all outstanding shares of Company Capital Stock (the "Stockholders") and pursuant to the terms of an Indemnification and Escrow Agreement to be entered into by and among Parent, the Company, an escrow agent to be named therein (the "Escrow Agent") and the Representative (as defined therein), which agreement shall be in the form of Exhibit B hereto (the "Escrow Agreement"), Parent will cause the Surviving Corporation to deposit with the Escrow Agent a number of shares of Parent Common Stock (which are part of, and not in addition to, the number of shares which would otherwise have been issuable pursuant to Section 2.01(c)) issuable in the Merger pursuant to Section 2.01(c) equal to 1,900,000 LESS 10% of the number of shares of Parent Common Stock underlying Adjusted Options (other than Permitted Interim Period Stock Options) held at the Effective Time by holders of Stock Options (the "Optionholders") that have consented in writing to be bound by the terms of the Escrow Agreement. Such deposit shall be on behalf of the Stockholders and with the same effect as if the Surviving Corporation had delivered such shares to the Stockholders and the Stockholders had delivered such shares to the Escrow Agent.

    (f) ANTI-DILUTION PROVISIONS. In the event Parent changes (or establishes a record date for changing) the number of shares of Parent Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding Parent Common Stock and the record date therefor shall be prior to the Effective Time, the Merger Share Number shall be appropriately adjusted to reflect such stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction; PROVIDED, HOWEVER, if such stock split, stock divided, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction is abandoned prior to the Effective Time, the Merger Share Number shall be again adjusted to be the Merger Share Number that was in effect prior to such initial adjustment.

    (g) APPRAISAL RIGHTS. Notwithstanding anything in this Agreement to the contrary, shares (the "Appraisal Shares") of Company Capital Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL ("Section 262") shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead the holders of Appraisal Shares shall be entitled to payment of the fair value of such Appraisal Shares in accordance with the provisions of Section 262; PROVIDED, HOWEVER, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder's Appraisal Shares under Section 262 shall cease and such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the appropriate portion of the Merger Consideration as provided in
       Section 2.01(c). At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except, subject to the immediately preceding sentence, the right to receive the fair value of such shares in accordance with the provisions of Section 262. The Company shall serve prompt notice to Parent of any demands for appraisal of any shares of Company Capital Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. After the Effective Time, the Surviving Corporation shall not, without the prior written consent of the Representative, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

    SECTION 2.02.  EXCHANGE OF CERTIFICATES.

    (a) EXCHANGE AGENT. As of the Effective Time, Parent shall cause the Surviving Corporation to enter into an agreement with Computershare Investor Services Inc. or a bank or trust company designated by Parent and reasonably acceptable to the Company (the "Exchange Agent"), which shall provide that the Surviving Corporation shall, subject to
       Section 2.01(e), deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of shares of Company Capital Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.01 in exchange for outstanding shares of Company Capital Stock to be converted pursuant to Section 2.01(c). Parent shall make available to the Exchange Agent from time to time as requested after the Effective Time cash necessary to pay dividends and other distributions in accordance with Section 2.02(c) and to make payments in lieu of any fractional shares of Parent Common Stock in accordance with
       Section 2.02(e). Such shares of Parent Common Stock and such cash are hereinafter referred to as the "Exchange Fund".

    (b) EXCHANGE PROCEDURES. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate whose shares were converted into the right to receive a portion of the Merger Consideration with respect thereto pursuant to
       Section 2.01: (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration in respect thereof, each of such letter of transmittal and instructions to be in a form reasonably acceptable to the Company. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Exchange Agent or to such other agent or agents as may be appointed by the Surviving Corporation (and which is or are reasonably acceptable to the Company), the holder of such Certificate shall receive, subject to Section 2.01(e), in exchange therefor a certificate representing that number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of this
       Article II, certain dividends or other distributions as and to the extent specified in Section 2.02(c) and cash in lieu of any fractional share of Parent Common Stock as and to the extent specified in Section 2.02(e), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Capital Stock that is not registered in the stock transfer books of the Company, a certificate representing the proper number of shares of Parent Common Stock, certain dividends or other distributions as and to the extent specified in
       Section 2.02(c) and cash in lieu of any fractional share of Parent Company Stock as and to the extent specified in Section 2.02(e) may be delivered and paid to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery of shares of Parent Common Stock and payment of such sums to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration with respect thereto, certain dividends or distributions as and to the extent specified in
       Section 2.02(c) and cash in lieu of any fractional share of Parent Common Stock as and to the extent specified in Section 2.02(e). No interest shall be paid or will accrue on any cash payable to holders of any Certificates.

    (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to
       Section 2.02(e), in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled as and to the extent specified in Section 2.02(e) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

    (d) NO FURTHER OWNERSHIP RIGHTS IN COMPANY CAPITAL STOCK.  Subject to
       Section 2.01(e), all shares of Parent Common Stock delivered upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any cash paid pursuant to this Article II) shall be deemed to have been delivered (and paid) in full satisfaction of all rights pertaining to the shares of Company Capital Stock theretofore represented by such Certificates, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Capital Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

    (e) NO FRACTIONAL SHARES.

        (i) No certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the surrender for exchange of Certificates, no dividend or distribution of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to the right to vote or to any other rights of a stockholder of Parent.

        (ii) In lieu of such fractional share interests, Parent shall pay to each former holder of Company Capital Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of Company Capital Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the last quoted sale price for a share of Parent Common Stock on The Nasdaq National Market ("Nasdaq"), as reported in THE WALL STREET JOURNAL, or, if not reported therein, in any other authoritative source (the "Closing Price") on the Closing Date.

    (f) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claim for Merger Consideration applicable thereto, any dividends and other distributions which such holder is entitled to receive to the extent specified in
       Section 2.02(c) and cash in lieu of any fractional share of Parent Common Stock to the extent specified in Section 2.02(e).

    (g) NO LIABILITY. None of Parent, the Surviving Corporation, the Company or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock, any dividends or distributions with respect thereto or any cash in lieu of fractional shares of Parent Common Stock, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to two years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration would otherwise escheat to or became the property of any Governmental Entity (as defined in Section 3.02)), any such Merger Consideration in respect thereof shall, to the extent permitted by applicable law, become the property of the Parent, free and clear of all claims or interest of any person previously entitled thereto.

    (h) LOST CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration with respect thereto and, if applicable, any unpaid dividends and distributions on shares of Parent Common Stock as and to the extent specified in Section 2.02(c) and any cash in lieu of fractional shares of Parent Common Stock as and to the extent specified in Section 2.02(e).

    (i) WITHHOLDING RIGHTS. The Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Capital Stock pursuant to this Agreement (including
       Section 2.01(g)) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax (as defined in Section 3.07) law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority (as defined in Section 3.07), the Exchange Agent will be treated as though it withheld an appropriate amount of the type of consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock, sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate Taxing Authority.

    SECTION 2.03. MAXIMUM NUMBER OF SHARES TO BE ISSUED. For the avoidance of doubt, subject to Section 2.01(f), the aggregate number of shares of Parent Common Stock to be delivered as Merger Consideration and pursuant to the exercise after the Effective Time of Adjusted Options (other than Permitted Interim Period Stock Options) and Warrants shall not exceed 19,000,000.

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    Except as set forth on the disclosure schedule (with specific reference to the Section of this Agreement to which the information stated in such disclosure relates; PROVIDED, HOWEVER, that to the extent that it is reasonably apparent that such disclosure also relates to another Section of this

Agreement, such other Section shall also be qualified by each such disclosure) delivered by the Company to Parent prior to the execution and delivery of this Agreement (the "Company Disclosure Schedule"), the Company represents and warrants to Parent and Sub as follows:

    SECTION 3.01. ORGANIZATION, STANDING AND CORPORATE POWER. Each of the Company and its subsidiaries (as defined in Section 9.03) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of the Company and its subsidiaries has all requisite corporate or other power and authority necessary to enable it to use its corporate name and to own, lease or otherwise hold and operate its properties or assets and to carry on its business as presently conducted and proposed to be conducted. Each of the Company and its subsidiaries is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing individually or in the aggregate is not reasonably likely to have a material adverse effect (as defined in Section 9.03) on the Company. The Company has delivered to Parent true and complete copies of the Second Amended and Restated Certificate of Incorporation of the Company, as amended through the date of this Agreement (the "Company Certificate") and its By-laws and the certificates of incorporation and by-laws or other similar organizational documents of each of its subsidiaries, in each case as amended to the date hereof. The respective certificates of incorporation and by-laws or other similar organizational documents of the subsidiaries of the Company do not contain any provision limiting or otherwise restricting the ability of (i) the Company to control such subsidiaries or (ii) the Company or any of its subsidiaries to engage in any lawful business or activity. The Company has made available to Parent and its representatives (i) true and complete copies of the share certificate and stock transfer books of the Company and each of its subsidiaries and (ii) copies of the minutes of all meetings of the stockholders, the Board of Directors and each committee of the Board of Directors of the Company and each of its subsidiaries held since their respective dates of incorporation or organization, which, in the case of this clause (ii), are true and complete in all material respects.

    SECTION 3.02. AUTHORITY; NONCONTRAVENTION. (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby (subject to obtaining the Company Stockholder Approval (as defined in Section 3.20)) and to comply with the provisions of this Agreement. The execution, delivery and performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby and the compliance by the Company with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject to obtaining the Company Stockholder Approval, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, to consummate the transactions contemplated hereby or to comply with the provisions of this Agreement. This Agreement has been duly executed and delivered by the Company and, when executed and delivered by Parent and Sub, will constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws affecting creditors' rights generally from time to time in effect and to general principles of equity). The Board of Directors of the Company, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other transactions contemplated hereby,
(ii) declaring that it is in the best interests of the Stockholders that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (iii) declaring that the consideration to be received by the Stockholders in the Merger is fair to the Stockholders, (iv) directing that this Agreement be submitted to a vote at a meeting of the Stockholders and (v) recommending that the Stockholders adopt this Agreement. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any pledge, claim, lien, charge, use restriction, encumbrance or security interest of any kind or nature whatsoever (a "Lien") in or upon any of the properties or assets of the Company or any of its subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of (i) the Company Certificate or the By-laws of the Company or the certificates of incorporation or by-laws or other similar organizational documents of any of its subsidiaries, in each case as amended through the date hereof, (ii) any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease or other contract, commitment, agreement, arrangement, understanding, obligation, undertaking, instrument, permit, concession, franchise or license, whether oral or written, to which the Company or any of its subsidiaries is a party or any of their respective properties or assets is subject or (iii) subject to obtaining the Company Stockholder Approval and to the governmental filings and other matters referred to in the following sentence, any (A) statute, law, ordinance, rule or regulation or (B) order, writ, injunction, decree, judgment or stipulation, in each case, applicable to the Company or any of its subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate are not reasonably likely to (x) have a material adverse effect (without giving effect to the exception in clause (B) of the definition thereof in Section 9.03) on the Company, (y) impair in any material respect the ability of the Company to perform its obligations under or comply with the provision of this Agreement or (z) prevent or materially impede, interfere with, hinder or delay the consummation of any of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state or local, domestic or foreign, government or any court, administrative agency or commission or other governmental or regulatory authority or agency, domestic, foreign or supranational (a "Governmental Entity"), is required by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Company, the consummation by the Company of the Merger or the other transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement, except for (1) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (2) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of other states in which the Company or any of its subsidiaries is qualified to do business, (3) filings with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended, (the "Securities Act"), including pursuant to rules relating to the Form F-4 and Rules 135, 165 and 425 promulgated under the Securities Act and (4) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate are not reasonably likely to (x) have a material adverse effect on the Company (without giving effect to the exception in clause (B) of the definition thereof in Section 9.03), (y) impair in any material respect the ability of the Company to perform its obligations under or comply with the provision of this Agreement or (z) prevent or materially impede, interfere with, hinder or delay the consummation of any of the transactions contemplated by this Agreement.

    SECTION 3.03. CAPITALIZATION. The authorized capital stock of the Company consists of 39,000,000 shares of Company Common Stock and 21,000,000 shares of Preferred Stock, par value $0.001 per share, 14,000,000 of which have been designated as Series A Preferred Stock, par value $0.001 per share ("Company Series A Preferred Stock"), and 6,816,290 have been designated as Series B Preferred Stock, par value $0.001 per share ("Company Series B Preferred Stock", and, together with the Company Series A Preferred Stock, the "Company Preferred Stock", with the Company Common Stock and the Company Preferred Stock being referred to together as the "Company Capital Stock"). As of the date of this Agreement (i) 7,700,916 shares of Company

Common Stock are issued and outstanding, (ii) 210,884 shares of Company Common Stock are held by the Company in its treasury, (iii) 12,850,000 shares of Company Series A Preferred Stock are issued and outstanding, (iv) no shares of Company Series A Preferred Stock are held by the Company in its treasury,
(v) 6,472,785 shares of Company Series B Preferred Stock are issued and outstanding, (vi) no shares of Company Series B Preferred Stock are held by the Company in its treasury, (vii) warrants to acquire (A) 20,000 shares of Company Common Stock from the Company and (B) 310,880 shares of Company Preferred Stock from the Company, in each case pursuant to the warrant agreements set forth on
Section 3.03(a) of the Company Disclosure Schedule (the "Warrants") are outstanding, (viii) options to acquire 2,829,600 shares of Company Common Stock from the Company pursuant to the Company's 1999 Stock Plan (the "Company Stock Plan") are issued and outstanding and 3,525,192 shares of Company Common Stock are reserved for issuance in connection with future grants thereunder and
(ix) options to acquire 50,000 shares of Company Common Stock from the Company granted outside of the Company Stock Plan are issued and outstanding. Except as set forth above, as of the date of this Agreement no shares of capital stock or other voting securities of the Company or options, warrants or other rights to acquire any such stock or securities are issued, reserved for issuance or outstanding. There are no outstanding stock appreciation rights with respect to shares of Company Capital Stock or other rights (excluding Stock Options and Warrants) issued or granted by the Company or any of its subsidiaries that are linked to the value of Company Capital Stock. The Company has delivered to Parent true and complete copies of all Contracts (as defined in Section 3.10) relating to Warrants. If any Warrant is exercised after the Effective Time, the holder thereof shall be entitled to receive upon such exercise not more than the number of shares of Parent Common Stock that such holder would have been entitled to receive pursuant to Section 2.01(c) if such Warrant had been exercised in full for cash immediately prior to the Effective Time. There are no bonds, debentures, notes or other indebtedness of the Company or any of its subsidiaries, and except for the Company Capital Stock, no securities or other instruments or other obligations of the Company or any of its subsidiaries
(I) having the right to vote (or, except for the Stock Options, the Permitted Interim Period Stock Options and Warrants, convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which stockholders of the Company may vote or (II) except for Permitted Interim Period Stock Options, issued or granted by the Company or any of its subsidiaries the value of which is in any way based upon or derived from any share of Company Capital Stock, Stock Option or Warrant. Except as set forth above and except as expressly permitted by Sections 5.01(a)(ii) and 5.01(a)(xii), there are no securities, options, warrants, calls, rights or Contracts of any kind to which the Company or any of its subsidiaries is a party, or by which the Company or any of its subsidiaries is bound, obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, shares of capital stock or other securities of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or Contract. There are no outstanding contractual or other obligations of the Company or any of its subsidiaries to (i) repurchase, redeem or otherwise acquire any shares of capital stock or other securities of the Company or
(ii) vote or to dispose of any shares of capital stock or other securities of any of its subsidiaries. Each Stock Option that is intended to qualify as an "incentive stock option" under Section 422 of the Code so qualifies thereunder.
Section 3.03(b) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date hereof, of all outstanding stock options or other rights to purchase or receive Company Capital Stock granted under the Company Stock Plan or granted outside the Company Stock Plan (collectively, the "Stock Options"), the Warrants, the number of shares subject to each such Stock Option and Warrant, the grant dates, exercise prices and vesting periods of each such Stock Option and Warrant and the names of the holders thereof. Section 3.03(c) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date hereof, of the identity of each holder of shares of Company Capital Stock and the number of shares of each class of Company Capital Stock owned of record by such holder. No shares of Company Capital Stock are owned by a subsidiary of the Company. All outstanding shares of Company Capital Stock are, and all shares that may be issued pursuant to the

Company Stock Plan, the exercise of Stock Options granted outside the Company Stock Plan and the exercise of the Warrants will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. All the outstanding indebtedness for borrowed money of the Company or its subsidiaries is prepayable without prepayment penalty or premium (other than the payment of customary LIBOR breakage costs), and no indebtedness for borrowed money of the Company or its subsidiaries contains any restriction upon the incurrence of indebtedness for borrowed money by the Company or any of its subsidiaries or restricts the ability of the Company or any of its subsidiaries to grant any Liens on its properties or assets. The Company has outstanding indebtedness for borrowed money in the aggregate principal amount of $5,000,000 as of the date of this Agreement.

    SECTION 3.04. EQUITY INTERESTS. Section 3.04 of the Company Disclosure Schedule lists each subsidiary of the Company. All the outstanding shares of capital stock or other voting or equity interests of each subsidiary of the Company are owned by the Company, by another wholly owned subsidiary of the Company or by the Company and another wholly owned subsidiary of the Company, free and clear of all Liens, and are duly authorized, validly issued, fully paid and nonassessable. Except for the capital stock of, or other voting or equity interests in, its subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting or equity interest in any person.

    SECTION 3.05. FINANCIAL STATEMENTS. The Company has delivered to Parent the audited balance sheet of the Company as of December 31, 1999, and the related audited statement of income, statement of stockholders' equity (deficit) and statement of cash-flows of the Company and its consolidated subsidiaries for the fiscal year ended on such date (the financial statements described above are collectively referred to as the "Financial Statements"). The Financial Statements were derived from and are in accordance in all material respects with the books and records of the Company and its consolidated subsidiaries, have been prepared in conformity with generally accepted accounting principles ("GAAP") consistently applied (except as may be specifically described in the notes thereto) and fairly present the financial condition of the Company and its subsidiaries as of the dates thereof and the results of operations of the Company and its subsidiaries for the periods then ended.

    The Company has also delivered to Parent unaudited balance sheets and related unaudited statements of income and statements of cash-flows of the Company and its consolidated subsidiaries as of and for the three-month periods ended March 31, June 30 and September 30, 2000 (collectively, the "Unaudited Statements"). The Unaudited Statements have been prepared in accordance in all material respects with GAAP and on a consistent basis with the Financial Statements (except that they do not contain footnotes and are subject to normal recurring year-end audit adjustments). There were no changes in the method of application of the Company's accounting policies or changes in the method of applying the Company's use of estimates in the preparation of the Unaudited Statements as compared with the Financial Statements.

    SECTION 3.06. UNDISCLOSED LIABILITIES. Except as set forth or reflected on the Financial Statements or the Unaudited Statements (or specifically described in the notes thereto), none of the Company or its subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent, unasserted or otherwise) that could reasonably be expected to have a material adverse effect on the Company.

    SECTION 3.07.  TAXES.

    (a) As used in this Agreement, (i) "Taxes" shall mean all Federal, state and local, domestic and foreign, income, franchise, property, sales, excise, employment, payroll, social security, value-added, ad valorem, transfer, capital, withholding and other taxes, including taxes based on or measured by gross receipts, profits, sales, use or occupation, tariffs, levies, impositions, assessments or other governmental charges of any nature, including any interest, penalties or additions with respect thereto and any obligations under any agreements or arrangements with any other person with respect to such amounts (with "Tax" having a correlative meaning); (ii) "Taxing Authority" shall mean any Federal, state or local, domestic or foreign, governmental body (including any subdivision, agency or commission thereof), or any quasi-governmental body, in each case, exercising regulatory authority in respect of Taxes; and (iii) "Tax Return" shall mean all returns, reports and forms, including information returns, with respect to Taxes.

    (b) Neither the Company nor any of its subsidiaries has ever been a member of any group of corporations with which the Company or any of its subsidiaries was required to file an affiliated, consolidated, combined, unitary or aggregate Tax Return. The Company and each of its subsidiaries has timely filed or caused to be filed all income and franchise Tax Returns and all other material Tax Returns required to be filed by each such entity. All such Tax Returns are true and complete in all material respects. The Company and each of its subsidiaries has timely paid or caused to be timely paid (or the Company has timely paid on its subsidiaries' behalf) all Taxes due from it or them with respect to the taxable periods covered by such Tax Returns, and, in accordance with GAAP, the balance sheets of the Company as of December 31, 1999 and September 30, 2000, each reflect an adequate reserve for all Taxes payable by the Company and each of its subsidiaries for all taxable periods and portions thereof through its date. Neither the Company nor any of its subsidiaries has requested any extension of time within which to file any Tax Return which Tax Return has not yet been filed.

    (c) No income or franchise or other material Tax Return of the Company or any of its subsidiaries is or has ever been under audit or examination by any Taxing Authority, and no written or, to the knowledge of the Company, unwritten notice of such an audit or examination has been received by the Company or any of its subsidiaries. Each material deficiency, if any, resulting from any audit or examination relating to Taxes by any Taxing Authority has been timely paid. The Company has not received notice of any material issues relating to Taxes from the relevant Taxing Authority during any presently pending audit or examination, nor has the Company received notice of any material issues relating to Taxes from the relevant Taxing Authority in any completed audit or examination that can reasonably be expected to recur in a later taxable period. The relevant statute of limitations is open with respect to all Federal income Tax Returns of the Company and each of its subsidiaries. The Company has made available to Parent documents, if any, setting forth the years in which the statute of limitations has not yet expired for the income, franchise and other material Tax Returns of the Company or any of its subsidiaries and listing the last year in which the Company or any of its subsidiaries is subject to audit with respect to all income, franchise and other material Tax Returns.

    (d) There is no currently effective agreement or other document extending, or having the effect of extending, the period of assessment or collection of any Taxes and no power of attorney with respect to any Taxes has been executed or filed with any Taxing Authority.

    (e) No material Liens for Taxes exist with respect to any assets or properties of the Company or any of its subsidiaries, except for statutory Liens for Taxes not yet due.

    (f) None of the Company or any of its subsidiaries is a party to or bound by any Tax sharing agreement, Tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Taxing Authority).

    (g) None of the Company or any of its subsidiaries will be required to include in a taxable period ending after the Effective Time taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or any comparable provision of any other Tax law or for any other reason.

    (h) No amount or other entitlement or economic benefit that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement or the Resale Restriction Agreement by any current or former officer, director, employee or consultant of the Company or its subsidiaries who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) would be characterized as an "excess parachute payment" or a "parachute payment" (as such terms are defined in Section 280G(b)(1) of the Code) and no disqualified individual is entitled to receive any additional payment from the Company or any of its subsidiaries or any other person in the event that the excise tax under
       Section 4999 of the Code is imposed on such disqualified individuals.

    (i) Each of the Company and its subsidiaries has complied in all material respects with all applicable laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or similar provisions of state, local, domestic or foreign Tax law) and has, within the time and the manner prescribed by law, withheld from and paid over to the proper governmental authorities all amounts required to be so withheld and paid over under applicable laws.

    (j) No consent under Section 341(f) of the Code has been filed with respect to the Company or any of its subsidiaries.

    (k) None of the Company or any of its subsidiaries has been a United States real property holding corporation within the meaning of
       Section 897(c)(2) of the Code during the applicable period specified in
       Section 897(c)(1)(A)(ii) of the Code.

    (l) No property owned by the Company or any of its subsidiaries
       (i) constitutes "tax exempt use property" within the meaning of
       Section 168(h)(1) of the Code or (ii) is tax exempt bond financed property within the meaning of Section 168(g) of the Code.

    (m) None of the Company or any of its subsidiaries has ever (i) made an election under Section 1362 of the Code to be treated as an S corporation for Federal income tax purposes or (ii) made a similar election under any comparable provision of any state or local, domestic or foreign, Tax law.

    (n) None of the Company or any of its subsidiaries is or ever has been a personal holding company within the meaning of Section 542 of the Code.

    (o) Section 3.07(o) of the Company Disclosure Schedule sets forth each state or local, domestic or foreign, jurisdiction in which the Company and each of its subsidiaries files, is required or has been required to file a Tax Return relating to state and local income, franchise, license, excise, net worth property and sales and use Taxes except in a case where the Company or any of its subsidiaries is or has been required to file such a Tax Return and such failure to file is not reasonably likely to have a material adverse effect on the Company. No claim has ever been made by a Taxing Authority in a jurisdiction where any of the Company or its subsidiaries does not file a Tax Return that it is, or may be subject to, taxation in that jurisdiction.

    (p) None of the Company or any of its subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution of stock qualifying for tax-free treatment under Section 355 of the Code
       (i) within the two-year period ending on the date of this Agreement or
       (ii) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

    (q) None of the Company or any of its subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of
       Section 368(a)(1)(B) of the Code or reasonably likely to cause the Merger to fail to qualify for an exemption to gain recognition pursuant to
       Section 367(a) of the Code.

    SECTION 3.08.  ASSETS.

    (a) Each of the Company and its subsidiaries has good and marketable title to, or good and valid leasehold interests in, all of its material personal properties and assets (including with respect to all real property and interests in real property leased by it), in each case free and clear of any Liens, except for such property and assets as are no longer used or useful in the conduct of its businesses and except for defects in title, easements, restrictive covenants and similar encumbrances and Liens that individually or in the aggregate are not reasonably likely to materially affect the ability of the Company and its subsidiaries to use such property or assets in their intended manner.

    (b) Each of the Company and its subsidiaries has complied in all material respects with the terms of all material leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect, except for such noncompliances or failures to be in full force and effect that individually or in the aggregate are not reasonably likely to materially affect the ability of the Company to obtain the benefit of such leases. Each of the Company and its subsidiaries enjoys peaceful and undisturbed possession in all material respects under all material real property leases to which it is a party.

    (c) None of the Company or any of its subsidiaries holds any fee or other ownership interest in any real property. Section 3.08 of the Company Disclosure Schedule sets forth a complete and accurate list of all real property and interests in real property leased by the Company.

    SECTION 3.09.  INTELLECTUAL PROPERTY, ETC.

    (a) Section 3.09(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all patents, patent applications, trademark applications and registrations, trade names, service marks, domain names and registered copyrights and mask work rights and applications therefor, if any, owned by or licensed to the Company or any of its subsidiaries. All patents, patent applications, trademark applications and registrations, trade names, service marks, copyrights and mask work rights of the Company or any of its subsidiaries have been duly registered and/or filed with or issued by each appropriate Governmental Entity in the jurisdictions indicated in Section 3.09(a) of the Company Disclosure Schedule, all necessary affidavits of continuing use have been filed, and all necessary maintenance fees have been paid to continue all such rights in effect, except where the failure to take such actions or pay such fees would not, individually or in the aggregate, materially adversely affect any such rights. Each of the Company and each of its subsidiaries owns or is validly licensed or otherwise has the right to use, without payment to any other person except for fees set forth in
       Section 3.09(b) of the Company Disclosure Schedule, all Intellectual Property (as defined in Section 3.09(m)) used in or necessary for the conduct of its business as presently conducted or as currently proposed by management of the Company to be conducted, in each case free and clear of all Liens, except for Liens that (i) individually or in the aggregate are not reasonably likely to materially affect the ability of the Company and its subsidiaries to use such Intellectual Property in its intended manner and (ii) have been disclosed in writing to Parent in
       Section 3.09(a) or 3.10(h) of the Company Disclosure Schedule. The conduct of the Company's business, as presently conducted and as currently proposed by management of the Company to be conducted, does not in any material respect conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any material Lien in or upon any of the properties or assets of the Company or any of its subsidiaries under, any Contract between the Company or any of its subsidiaries and any person relating to material Intellectual Property or, to the knowledge of the Company, any material Intellectual Property rights of any other person.

    (b) Section 3.09(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all options, rights, licenses or interests of any kind relating to Intellectual Property granted to the Company or any of its subsidiaries, other than software licenses for generally available software (such as Lotus Notes, WordPerfect and the like) and generally available system development tools, or granted by the Company to any other person.

    (c) All software, other than generally available software (such as Lotus Notes, WordPerfect and the like) and generally available system development tools, that is either marketed to customers of the Company or any of its subsidiaries as a program or as part of a product or service or is used by the Company or any of its subsidiaries to support its business:

        (i) either is owned by the Company or any of its subsidiaries or the Company or any of its subsidiaries has the right to use, modify, copy, sell, distribute, sublicense and make Derivative Works (as defined in Section 3.09(k)) from such software, free and clear of any limitations or Liens that would materially impair the intended use of such software; and

        (ii) is free from any interest of any former or present employees of, or contractors or consultants to, the Company or any of its subsidiaries that would materially impair the intended use of such software.

    Section 3.09(c) of the Company Disclosure schedule sets forth a complete and accurate list of all such software, together with a brief description by name of each product or service to which such software relates.

    (d) To the extent third-party software is marketed to customers of the Company or any of its subsidiaries together with the Intellectual Property of the Company or any of its subsidiaries, (i) the third-party rights have been identified in Section 3.09(d) of the Company Disclosure Schedule, (ii) all necessary licenses have been obtained and (iii) no royalties or payments are due other than the royalties and payments that are identified in Section 3.09(d) of the Company Disclosure Schedule.

    (e) No material trade secret of the Company or any of its subsidiaries has been published or disclosed by the Company or any of its subsidiaries or, to the knowledge of the Company or any of its subsidiaries, by any other person to any person except pursuant to licenses or Contracts requiring such other persons to keep such trade secrets confidential.

    (f) None of the Company and its subsidiaries is, and to the knowledge of the Company, no other party to any licensing, distributorship or other similar arrangements with the Company or any of its subsidiaries relating to Intellectual Property is, in breach of or default under its obligations under such arrangements in any material respect.

    (g) No person has any marketing rights to the Intellectual Property of the Company or any of its subsidiaries pursuant to a written agreement.

    (h) None of the Company or any of its subsidiaries has received any written communications, and no executive officer of the Company has received any oral communication, alleging that the Company or any of its subsidiaries has infringed or violated or, by conducting its businesses as presently conducted or as currently proposed by management of the Company to be conducted by the Company or any of its subsidiaries, would infringe or violate any of the Intellectual Property of any other person.

    (i) To the knowledge of the Company, no person is infringing on or otherwise violating any right of the Company or any of its subsidiaries in any material respect with respect to any material Intellectual Property owned by or licensed to the Company or any of its subsidiaries.

    (j) Each of the Company and its subsidiaries has taken reasonable steps to protect its Intellectual Property consistent with industry practice.

    (k) No licenses or rights have been granted to distribute the source code of, or to use source code to create Derivative Works of, any product currently marketed by, commercially available from or under development by the Company or any of its subsidiaries for which the Company or any of its subsidiaries possesses the source code. As used herein, "Derivative Work" shall mean a work that is based upon one or more preexisting works, such as a revision, enhancement, modification, abridgement, condensation, expansion or any other form in which such preexisting works may be recast, transformed or adapted, and which, if prepared without authorization of the owner of the copyright in such preexisting work, would constitute a copyright infringement. For purposes hereof, a Derivative Work shall also include any compilation that incorporates such a preexisting work as well as translations from one human language to another and from one type of code to another.

    (l) None of the Company or any of its subsidiaries has assigned, sold or otherwise transferred ownership of any Intellectual Property owned by the Company.

    (m) For purposes of this Agreement, "Intellectual Property" shall mean patents, trademarks (registered or unregistered), trade names, service marks, domain names, brand names, trade dress, copyrights, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, whether patented, patentable or not patentable in any jurisdiction; mask works, trade secrets and confidential proprietary information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works of commercial value, whether copyrighted, copyrightable or not copyrightable in any jurisdiction; registration or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; any similar intellectual property or proprietary rights; any computer programs or software (including source code, object code and data), other than commercially available computer programs and software; and licenses relating to the foregoing.

    SECTION 3.10. CONTRACTS. None of the Company or any of its subsidiaries is a party to or bound by, and none of their properties or assets is bound by or subject to, any written or oral:

    (a) contract, commitment, agreement, lease or similar arrangement (each, including all amendments thereto, a "Contract") not made in the ordinary course of business;

    (b) employment agreement or employment Contract that is not terminable at will by the Company or such subsidiary both without any penalty and without any obligation of the Company or any of its subsidiaries to pay severance or other amounts (including any bonus) other than base salary, accrued commissions, vacation pay and legally mandated benefits;

    (c) (i) employee collective bargaining agreement or other Contract with any labor union, (ii) Benefit Agreement (as defined in Section 3.12) or
       (iii) Contract indemnifying any current or former director or officer of the Company;

    (d) Contract pursuant to which the Company or any of its subsidiaries has agreed not to compete (or which, following the consummation of the Merger, could restrict the ability of Parent or any of its subsidiaries to compete) with any person or in any geographic area or to engage in any activity or business, or pursuant to which any benefit is required to be given or lost as a result of so competing or engaging;

    (e) Contract with (i) any stockholder of the Company or any of its subsidiaries, (ii) any affiliate of the Company or any of its subsidiaries or of any stockholder of the Company or any of its subsidiaries or (iii) any director, officer or employee of the Company or any of its subsidiaries or of any affiliate of the Company or any of its subsidiaries (other than agreements covered by clause (b) or (c) above);

    (f) license or franchise pursuant to which the Company or any such subsidiary has agreed to refrain from granting license or franchise rights to any other person;

    (g) Contract under which the Company or such subsidiary has (i) incurred any Indebtedness that is currently owing or (ii) given any Guarantee (as defined below);

    (h) Contract expressly creating or granting a Lien (including Liens upon properties acquired under conditional sales, capital leases or other title retention or security devices);

    (i) Contract providing for future performance by the Company or such subsidiary in consideration of amounts previously paid in excess of $35,000;

    (j) Contract providing for payments of royalties to third parties;

    (k) Contract granting a third party any license to Intellectual Property that is not limited to the internal use of such third party;

    (l) Contract providing confidential treatment by the Company or such subsidiary of material third-party information;

    (m) Contract that is material in any respect containing (whether in the Contract itself or by operation of law) any provisions dealing with a "change of control" or similar event with respect to the Company or such subsidiary;

    (n) Contract granting the other party or any third person "most favored nation" status;

    (o) Contract providing for monetary liquidated damages (but not including other kinds of provisions that provide for limiting the maximum amounts payable or for refunds of amounts in the event of a breach or termination of the Contract);

    (p) Contract that (i) has aggregate future sums due from the Company or such subsidiary in excess of $35,000 and is not terminable by the Company or such subsidiary for a cost of less than $35,000, (ii) has aggregate future sums due to the Company or such subsidiary in excess of $35,000 or
       (iii) is otherwise material to the business of the Company or such subsidiary as presently conducted or as currently proposed by management of the Company to be conducted;

    (q) Contract providing for future performance by the Company or such subsidiary with less than the standard Company or subsidiary charges to be due for such performance;

    (r) joint venture, partnership or other similar agreement;

    (s) agreement entered into in connection with the settlement or other resolution of any suit, claim, action, investigation or proceeding; or

    (t) beta test agreement, trial agreement or limited license agreement the terms and conditions of which differ in any significant respect from the terms and conditions of the form of trial agreement attached as Exhibit A to Section 3.10 of the Company Disclosure Schedule (which Exhibit A also sets forth a complete and accurate list of all customers that have entered into a beta test agreement, trial agreement or limited license agreement with the Company).

    Each material Contract of the Company and each of its subsidiaries is in full force and effect and is a legal, valid and binding agreement of the Company or such subsidiary and, to the knowledge of the Company or such subsidiary, of each other party thereto, enforceable against the Company or any of its subsidiaries, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms. The Company and each of its subsidiaries has performed or is performing all material obligations required to be performed by it under each of its Contracts and is not (with or without notice or lapse of time or both) in breach or default in any material respect thereunder. To the knowledge of the Company or such subsidiary, no other party to any of its Contracts is (with or without notice or lapse of time or both), as of the date hereof, in breach or default in any material respect thereunder. Neither the Company nor any of its subsidiaries knows of any circumstances that are reasonably likely to materially adversely affect its ability to perform its obligations under any material Contract.

    "Guarantee" of or by any person shall mean any obligation, contingent or otherwise, of such person guaranteeing any Indebtedness of any other person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such person, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness, (b) to purchase property, securities or services for the purpose of assuring the owner of such Indebtedness of the payment of such Indebtedness or (c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness; PROVIDED, HOWEVER, that the term Guarantee shall not include endorsements for collection or deposit, in each case in the ordinary course of business.

    "Indebtedness" of any person shall mean, without duplication, (a) all obligations of such person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person upon which interest charges are customarily paid, (d) all obligations of such person under conditional sale or other title retention agreements relating to property or assets purchased by such person, (e) all obligations of such person issued or assumed as the deferred purchase price of property or services,
(f) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the obligations secured thereby have been assumed, (g) all Guarantees by such person, (h) all capital lease obligations of such person, (i) all obligations of such person in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements and
(j) all obligations of such person as an account party in respect of letters of credit and bankers' acceptances to the extent of any drawdowns thereon.

    SECTION 3.11. LITIGATION; DECREES. There is no suit, claim, action, arbitration, investigation or other proceeding ("Litigation"), other than investigations, pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, is there any investigation pending or threatened, in each case by or against or affecting the Company or any of its subsidiaries or any of their respective properties or assets. There is no outstanding order, writ, injunction, decree, judgment or stipulation applicable to the Company or any of its subsidiaries or any of their respective properties, assets or businesses having, or that individually or in the aggregate is reasonably likely to have, a material adverse effect on the Company. Section 3.11 of the Company Disclosure Schedule sets forth a complete and accurate list of (a) all Litigation in respect of which legal process has been served upon the Company or any of its subsidiaries and (b) all Litigation that has been commenced by the Company or any of its subsidiaries against any third party, in each case which has not been settled or disposed as of the date hereof.

    SECTION 3.12.  OPERATION OF THE BUSINESS; ABSENCE OF CHANGES OR EVENTS.

    (a) Since December 31, 1999 (or, in the case of clauses (iv) and (ix), since September 30, 2000), the Company and each of its subsidiaries has conducted its business only in the ordinary course consistent with past practice, and there has not been (i) any material adverse effect on the Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any shares of capital stock of the Company or any of its subsidiaries except for dividends by a direct or indirect wholly owned subsidiary of the Company to its parent, or any purchase, redemption or other acquisition (other than repurchases of shares of Company Common Stock that are subject to vesting requirements, transfer restrictions and a right of repurchase in favor of the Company under specified circumstances ("Restricted Stock") pursuant to the exercise of repurchase rights in favor of the Company) of any shares of capital stock of the Company or any of its subsidiaries or any other securities of the Company or any of its subsidiaries or any options, warrants, calls or rights (other than repurchase rights in favor of the Company with respect to shares of Restricted Stock) to acquire any such shares or other securities,
       (iii) any split, combination or reclassification of any shares of capital stock of the Company or any of its subsidiaries or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock or other securities (other than pursuant to the exercise of Stock Options or Warrants) of the Company or any of its subsidiaries, (iv) (A) any granting by the Company or any of its subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by (or entering into of any obligation or Contract with respect to any payment by) the Company or any of its subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, in each case to any current or former director, officer, employee or consultant, (B) any granting by the Company or any of its subsidiaries to any current or former director, officer or employee of the right to receive severance or termination pay or any increases therein, (C) any entry by the Company or any of its subsidiaries into, or any amendment of, (1) any employment, severance, deferred compensation, termination, indemnification or consulting agreement with any current or former director, officer, employee or consultant in effect as of the date of this Agreement or (2) any agreement with any current or former director, officer, employee or consultant the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of the nature contemplated by this Agreement or (all such agreements under this clause (C), collectively, "Benefit Agreements") or
       (D) any adoption of, or amendment to, a Benefit Plan (as defined in Section 3.15) (other than amendments required by law or required to maintain the qualified status of a Benefit Plan), (v) any damage, destruction or loss, whether or not covered by insurance, that individually or in the aggregate is reasonably likely to have a material adverse effect on the Company, (vi) any change in financial or tax accounting methods, principles or practices by the Company or any of its subsidiaries, except insofar as may have been required by a change in GAAP or applicable law, (vii) any material election with respect to the Tax liabilities or Tax attributes of the Company or any of its subsidiaries or any settlement or compromise with respect to any material income Tax liability or refund, (viii) any revaluation by the Company or any of its subsidiaries of any of its material assets or (ix) any Contract with regard to the acquisition or disposition of any material Intellectual Property or rights thereto other than licenses in the ordinary course of business consistent with past practice.

    (b) Since September 30, 2000, each of the Company and its subsidiaries has continued all pricing, sales, receivables and payables production practices substantially in accordance with the ordinary course of business and in accordance with the Company's Contracts and has not engaged in (i) any trade loading practices or any other promotional sales or discount activity with any customers or distributors with the intent to accelerate to pre-Closing periods sales to the trade or otherwise that would otherwise be expected (based on past practice) to occur in post-Closing periods, (ii) any practice intended to have the effect of accelerating to pre-Closing periods collections of receivables that would otherwise be expected (based on past practice) to be made in post-Closing periods or (iii) any practice intended to have the effect of postponing to post-Closing periods payments by the Company or any of its subsidiaries that would otherwise be expected (based on past practice) to be made in pre-Closing periods.

    SECTION 3.13.  COMPLIANCE WITH APPLICABLE LAWS.

    (a) The Company and each of its subsidiaries and their respective properties, assets, operations, personnel and businesses have been and are being operated and have been and are in compliance with all applicable statutes, laws, ordinances, rules, regulations, orders, writs, injunctions, decrees, judgments and stipulations except for such failures to so comply that individually or in the aggregate are not reasonably likely to have a material adverse effect on the Company. Neither the Company nor any of its subsidiaries has received, since their respective dates of incorporation or organization, a notice or other written communication alleging or relating to a possible violation of any statute, law, ordinance, rule, regulation, order, writ, injunction, decree, judgment or stipulation of any Governmental Entity applicable to its properties, assets, operations, personnel and businesses except for such violations that individually or in the aggregate are not reasonably likely to have a material adverse effect on the Company.

    (b) The Company and each of its subsidiaries has obtained and has in effect all Federal, state and local, domestic and foreign, governmental consents, approvals, orders, authorizations, certificates, filings, notices, permits, concessions, franchises, licenses and rights (collectively, "Permits") necessary for it to own, lease or operate its properties and assets and to carry on its business as presently conducted and as currently proposed by management of the Company to be conducted, and there has occurred no violation of, or default under, any such Permit, except for such failures to obtain and keep in effect Permits and except for such violations or defaults under any Permits that individually or in the aggregate are not reasonably likely to have a material adverse effect on the Company. The Merger, in and of itself, could not reasonably be expected to cause the revocations or cancellations of any such Permit except for such revocations or cancellations that individually or in the aggregate are not reasonably likely to have a material adverse effect on the Company.

    (c) To the Company's knowledge, there are no past or present conditions, circumstances, activities, practices, incidents, actions or plans that are reasonably likely to (i) interfere with or prevent compliance or continued compliance by the Company or any of its subsidiaries with any environmental or health and safety laws governing the Company's or any of its subsidiaries' businesses as presently conducted or as currently proposed by management of the Company to be conducted or with any statute, law, ordinance, rule, regulation, order, writ, injunction, decree, judgment, stipulation or notice or demand letter issued, entered, promulgated or approved thereunder or (ii) give rise to any liability of the Company or any of its subsidiaries under any environmental or health and safety laws governing the Company's or any of its subsidiaries' past, present or future operations as currently proposed by management of the Company to be conducted, other than, in each case circumstances, activities, practices, incidents, actions or plans that individually or in the aggregate are not reasonably likely to have a material adverse effect on the Company.

    SECTION 3.14.  CERTAIN EMPLOYEE MATTERS.

    (a) To the knowledge of the Company, no director, officer or other employee of the Company or any of its subsidiaries is a party to or bound by any Contract, or subject to any order, writ, injunction, decree, judgment or stipulation of or issued by any Governmental Entity, that may interfere with the use of such director's, officer's or other employee's best efforts to promote the interests of the Company and its subsidiaries, conflict with the business of the Company or any of its subsidiaries (as presently conducted or as currently proposed by management of the Company to be conducted) or the transactions contemplated by this Agreement or that is reasonably likely to have a material adverse effect on the Company. To the knowledge of the Company, no activity of any employee of the Company or any of its subsidiaries as or while an employee of the Company or any such subsidiary has caused a violation of any employment agreement, confidentiality agreement, patent disclosure agreement or other Contract.

    (b) All former and current employees, contractors and consultants of the Company and each of its subsidiaries, including all employees, contractors and consultants involved in the development of Intellectual Property of the Company and each of its subsidiaries, have executed and delivered to the Company a confidential information agreement that is in substance substantially consistent with the form of agreement set forth in Section 3.14(b) of the Company Disclosure Schedule restricting such person's right to use and disclose confidential information of the Company and its subsidiaries. All such persons have been party to such a proprietary rights agreement with the Company or its applicable subsidiary during the entire term of each such person's employment with or retention by the Company or by such subsidiary, pursuant to which either (i) in accordance with any applicable Federal, state or local, domestic or foreign, law, the Company or such subsidiary has been accorded full, effective, exclusive and original ownership of all material Intellectual Property thereby arising or (ii) there has been conveyed to the Company or such subsidiary by appropriately executed instruments of assignment full, effective and exclusive ownership of all tangible and intangible property, including inventions relating to the business of the Company and its subsidiaries and thereby arising within the scope of their employment or engagement by or with the Company or such subsidiary, and true and correct copies of such agreements have been made available by the Company to Parent prior to the date of this Agreement. No employee, contractor or consultant of the Company has made any material alteration or modification to the form of agreement set forth in Section 3.14(b) of the Company Disclosure Schedule. No employee, contractor or consultant of the Company who has contributed to, or participated in, the conception and development of Intellectual Property for the Company or any of its subsidiaries has asserted or threatened any claim against the Company or such subsidiary in connection with such person's involvement in the conception and development of such Intellectual Property and, to the knowledge of the Company, no such person has a reasonable basis for any such claim.

    (c) None of the officers, employees or (to the knowledge of the Company) contractors or consultants of the Company or any of its subsidiaries has any patents issued or applications pending for any device, process, method, design or invention of any kind that was developed after the date on which such person became an officer, employee, contractor or consultant of the Company or any of its subsidiaries or, to the knowledge of the Company, prior to the date on which such person became such an officer, employee, contractor or consultant in each case that is now used or needed by the Company or such subsidiary in the furtherance of its business operations as presently conducted or as currently proposed by management of the Company to be conducted by the Company or such subsidiary, which patents or applications have not been assigned to the Company or such subsidiary with such assignment duly recorded in the United States Patent and Trademark Office or with the applicable foreign Governmental Entity.

    (d) None of the employees of the Company or any of its subsidiaries are represented by any union with respect to their employment by the Company or such subsidiary. Since the date of its incorporation, neither the Company nor any of its subsidiaries has experienced any labor disputes, union organization attempts or work stoppage due to labor disagreements. Each of the Company and its subsidiaries is in compliance in all material respects with all applicable statutes, laws, ordinances, rules and regulations relating to employment and employment practices, occupational safety and health standards, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice. The Company has not received notice of any unfair labor practice charge or complaint against the Company or any of its subsidiaries which is pending and, to the knowledge of the Company, there is no unfair labor practice charge or complaint against the Company threatened before the National Labor Relations Board or any comparable state or foreign agency or authority. There is no labor strike, dispute, request for representation, slowdown or stoppage actually pending or threatened against or affecting the Company or any of its subsidiaries. No question concerning representation has been raised or is, to the knowledge of the Company, threatened with respect to the employees of the Company or any of its subsidiaries. No employment-related grievances that are individually or in the aggregate reasonably likely to have a material adverse effect on the Company, nor any arbitration proceedings arising out of collective bargaining agreements, are pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries.

    (e) Section 3.14(e) of the Company Disclosure Schedule sets forth a complete and accurate list of all current employees of the Company and each of its subsidiaries, including their title, current compensation, bonus and commission structure.

    (f) Section 3.14(f) of the Company Disclosure Schedule sets forth (i) the name of each employee of the Company entitled to severance benefits (other than the acceleration of Stock Options) payable as of the Effective Time or upon termination of employment after the Effective Time pursuant to any individual employment, severance, termination or change of control agreement or arrangement between the Company or any of its subsidiaries and such employee, (ii) the category or type of each such severance benefit (other than the acceleration of Stock Options) to which such employee is entitled, (iii) the aggregate value of each such severance benefit payable as of the Effective Time and each such severance benefit that would be payable upon termination of employment after the Effective Time, other than the acceleration of Stock Options and (iv) the aggregate value of severance that would be paid to each employee set forth on Section 3.14(f) of the Company Disclosure Schedule upon termination of employment based on the terms of any severance plan or plans applicable to such employee in effect at the Effective Time, other than the acceleration of Stock Options.

    SECTION 3.15.  BENEFIT PLANS.

    (a) Section 3.15(a) of the Company Disclosure Schedule contains a complete and accurate list of each "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (hereinafter a "Pension Plan"), "employee welfare benefit plan" (as defined in Section 3(1) of ERISA, hereinafter a "Welfare Plan"), bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, phantom stock, performance, retirement, thrift, savings, stock bonus, cafeteria, paid time off, perquisite, fringe benefit, vacation, severance, disability, death benefit, hospitalization, medical, welfare benefit or other plan, program, policy, arrangement or understanding (whether or not legally binding) maintained, contributed to or required to be maintained or contributed to by the Company and its subsidiaries or any other person or entity that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, a "Commonly Controlled Entity") or any entity that is considered a co-employer with the Company or any

       Commonly Controlled Entity, in each case for the benefit of any present or former directors, officers, employees or independent contractors of the Company or any of its subsidiaries (all the foregoing being herein called "Benefit Plans"). The Company has delivered to Parent true and complete copies of (1) each Benefit Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof), (2) the two most recent annual reports on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Plan (if any such report was required by applicable law), (3) the most recent summary plan description for each Benefit Plan for which such a summary plan description is required by applicable law and (4) each trust agreement and insurance or annuity contract relating to any Benefit Plan. No Benefit Plan is a defined benefit plan (within the meaning of Section 3(35) of ERISA) or is subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA.

    (b) Each Benefit Plan has been administered in all material respects in accordance with its terms. The Company, its subsidiaries and all the Benefit Plans are in compliance in all material respects with the applicable provisions of ERISA and the Code, and all other applicable laws and the terms of all collective bargaining agreements or other labor union contracts applicable to any employees of the Company or any of its subsidiaries. All reports, returns and similar documents with respect to all Benefit Plans required to be filed with any Governmental Entity or distributed to any Benefit Plan participant have been duly and timely filed or distributed. The Company has received no notice of, and to the Company's knowledge, there are no investigations by any Governmental Entity with respect to, termination proceedings or other claims (except claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings against or involving any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan that could give rise to any material liability, and, to the Company's knowledge, there are not any facts that could give rise to any material liability in the event of any such investigation, claim, suit or proceeding.

    (c) All contributions to, and payments from, the Benefit Plans that may have been required to be made in accordance with the terms of the Benefit Plans and any applicable collective bargaining agreement have been timely made in all material respects.

    (d) Each Benefit Plan that is a Pension Plan (hereinafter, a "Company Pension Plan") has been the subject of a determination letter from the Internal Revenue Service to the effect that such Company Pension Plan, or the prototype document on which it is based, is qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code; no such determination letter has been revoked, and, to the knowledge of the Company, revocation has not been threatened; and no Company Pension Plan has been amended since the effective date of its most recent determination letter in any respect that might adversely affect its qualification, materially increase its cost or require security under Section 307 of ERISA. The Company has delivered to Parent a true and complete copy of the most recent determination letter received with respect to each Company Pension Plan for which such a letter has been issued, as well as a true and complete copy of each pending application for a determination letter, if any. The Company has also provided to Parent a complete and accurate list of all Company Pension Plan amendments as to which a favorable determination letter has not yet been received. No event has occurred that could subject any Company Pension Plan to tax under Section 511 of the Code.

    (e) With respect to each Benefit Plan, (i) there has not occurred any prohibited transaction in which the Company or any of its employees has engaged that could subject the Company or any of its employees, or, to the knowledge of the Company, a trustee, administrator or other fiduciary of any trust created under any Benefit Plan to the tax or penalty on prohibited transactions imposed by Section 4975 of ERISA or the sanctions imposed under Title I of ERISA and (ii) neither the Company nor, to the knowledge of the Company, any trustee, administrator or other fiduciary of any Benefit Plan nor any agent of any of the foregoing has engaged in any transaction or acted in a manner that could, or failed to act so as to, subject the Company or, to the knowledge of the Company, any trustee, administrator or other fiduciary to any liability for breach of fiduciary duty under ERISA or any other applicable law.

    (f) The list of Welfare Plans in Section 3.15(f) of the Company Disclosure Schedule discloses whether each Welfare Plan is (i) unfunded,
       (ii) funded through a "welfare benefit fund", as such term is defined in
       Section 419(e) of the Code, or other funding mechanism or (iii) insured. Each such Welfare Plan may be amended or terminated without material liability to the Company at any time after the Closing Date. The Company and its subsidiaries comply in all material respects with the applicable requirements of Section 4980B(f) of the Code with respect to each Benefit Plan that is a group health plan, as such term is defined in
       Section 5000(b)(1) of the Code. Neither the Company nor any of its subsidiaries has any material obligations for retiree health or life benefits under any Benefit Plan.

    (g) Neither the execution and delivery of this Agreement nor the obtaining of the Company Stockholder Approval nor the consummation of the Merger nor any other transaction contemplated by this Agreement will
       (x) entitle any current or former director, officer, employee or consultant of the Company or any of its subsidiaries to severance pay,
       (y) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Benefit Plan (other than the acceleration of Stock Options) or (z) result in any breach or violation of, or a default under, any Benefit Plan.

    (h) The Company has no material liability or obligations, including under or on account of a Benefit Plan, arising out of the Company's hiring of persons to provide services to the Company and treating such persons as consultants or independent contractors and not as employees of the Company.

    SECTION 3.16. INSURANCE. Section 3.16 of the Company Disclosure Schedule sets forth a complete and accurate list and description, including annual premiums and deductibles, of all policies of fire, liability, product liability, workmen's compensation, health and other forms of insurance presently in effect on the date hereof with respect to the Company's and its subsidiaries' business, true and complete copies of which have been delivered to, or made available for review by, Parent. All such policies are valid, outstanding and enforceable policies. The Company reasonably believes that such policies are sufficient to protect the properties, assets, operations and business of the Company and each of its subsidiaries against the risks of the sort normally insured by similar businesses. No notice of cancellation or termination has been received with respect to any such policy.

    SECTION 3.17.  CUSTOMERS.

    (a) The Company does not have any customer to whom it made more than 5% of its sales during the Company's two most recent fiscal quarters. During the past two years, the Company has received no customer complaints concerning its products and services, nor has it had any of its products returned by a purchaser thereof, other than complaints and returns in the ordinary course of business.

    (b) As of the date of this Agreement, no material customer of the Company or any of its subsidiaries has informed any officer of the Company or such subsidiary orally or in writing that such person intends to materially change its relationship with the Company or such subsidiary.

    SECTION 3.18. DISCLOSURE. The representations or warranties of the Company contained in this Agreement, together with the statements contained in the Company Disclosure Schedule, and the certificates and other documents or instruments delivered or to be delivered pursuant to this

Agreement by or on behalf of the Company or any of its subsidiaries to Parent or any of its representatives, taken as a whole, do not contain any untrue statement of a material fact, or omit to state any material fact necessary, in light of the circumstances under which they were or will be made, in order to make the statements herein or therein not misleading.

    SECTION 3.19. INFORMATION SUPPLIED. None of the information supplied by or on behalf of, or to be supplied by or on behalf of, the Company specifically for inclusion in (i) the registration statement on Form F-4 to be prepared and filed with the SEC in connection the issuance of Parent Common Stock in the Merger, in which an information statement relating to the solicitation by the Company of the Company Stockholder Approval (the "Information Statement") will be included (the "Form F-4") will, at the time the Form F-4 is filed or becomes effective under the Securities Act, or at the date the Information Statement is first mailed to the Stockholders or at the time of the Company Stockholders' Meeting (as defined in Section 6.01(b)), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form F-4, insofar as relates to the Company, will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder.

    SECTION 3.20. VOTING REQUIREMENTS; COMPANY VOTING AGREEMENT AND RESALE RESTRICTION AGREEMENT. The affirmative vote or consent of (a) the holders of a majority of the outstanding shares of each of (i) Company Series A Preferred Stock and (ii) Company Series B Preferred Stock, voting as distinct and separate classes, in each case in favor of adopting this Agreement and (b) the holders of a majority of the voting power of (i) Company Common Stock, (ii) Company
Series A Preferred Stock and (iii) Company Series B Preferred Stock, voting together as a single class in favor of adopting this Agreement (the approvals set forth in this sentence begin collectively referred to as the "Company Stockholder Approval"), are the only votes or consents of the holders of any class or series of Company Capital Stock necessary to adopt this Agreement and consummate the transactions contemplated by this Agreement. Stockholders holding shares of Company Capital Stock representing 79.1% of the combined voting power on the date hereof (including 95.3% of the outstanding Shares of Company
Series A Preferred Stock, 73.7% of the outstanding shares of Company Series B Preferred Stock and 56.5% of the outstanding shares of Company Common Stock) of the Company Capital Stock have entered into a Company Voting Agreement, and the affirmative vote of such holders is sufficient for the adoption of this Agreement under the Company Certificate and the DGCL. Stockholders holding shares of Company Capital Stock representing 84.0% of the shares of Company Capital Stock outstanding on the date hereof (and Stockholders and Optionholders holding shares of Company Capital Stock or Stock Options, as the case may be, representing in the aggregate 79.2% of the shares of Company Capital Stock on a fully diluted basis) have entered into a Resale Restriction Agreement.

    SECTION 3.21. BROKERS. No broker, investment banker, financial advisor or other person, other than Goldman Sachs & Co., the fees and expenses of which will be paid in accordance with Section 6.06, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has delivered to Parent true and complete copies of all agreements under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of the persons to who such fees are payable, and the fees and expenses of Goldman Sachs & Co. referred to in the previous sentence do not exceed 1% of the aggregate fair market value of the Merger Consideration as of the date of this Agreement.

    SECTION 3.22. STATE TAKEOVER STATUTES. The Board of Directors of the Company has approved the Merger and this Agreement and the other transactions contemplated by this Agreement, and such approval is sufficient to render inapplicable to the Merger and this Agreement and the other transactions contemplated by this Agreement, any state takeover statute or similar law that would otherwise be applicable to the Merger and this Agreement and the other transactions contemplated by this Agreement.

    SECTION 3.23. CUSTOMER ACCOUNTS RECEIVABLE. All customer accounts receivable of the Company, whether reflected on the Unaudited Statements or subsequently created, have arisen from bona fide transactions in the ordinary course of business. The Company reasonably believes that all such customer accounts receivable are good and collectible at the aggregate recorded amounts thereof, net of any applicable reserves for doubtful accounts reflected on the Unaudited Statements. The Company has good and marketable title to its accounts receivable, free and clear of all Liens. Since December 31, 1999, there have not been any write-offs as uncollectible of any accounts receivable of the Company, except for write-offs in the ordinary course of business.

    SECTION 3.24. CORPORATE NAME. The Company (i) has, to its knowledge, the exclusive right to use its name as the name of a corporation in each jurisdiction in which the Company is incorporated or qualified as a foreign corporation and (ii) has not received any notice of conflict during the past two years with respect to the rights of others regarding the corporate name of the Company. To the knowledge of the Company, no person is presently authorized by the Company to use the name of the Company.

    SECTION 3.25. ACCOUNTS; SAFE DEPOSIT BOXES; POWERS OF ATTORNEY; OFFICERS AND DIRECTORS. Section 3.25 of the Company Disclosure Schedule sets forth (i) a complete and accurate list of all bank and savings accounts, certificates of deposit and safe deposit boxes of the Company and its subsidiaries and those persons authorized to sign thereon, (ii) a complete and accurate list of all powers of attorney granted by the Company and its subsidiaries and those persons authorized to act thereunder and (iii) a complete and accurate list of all officers and directors of the Company and its subsidiaries.

                                   ARTICLE IV
                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

    Except as set forth on the disclosure schedule (with specific reference to the Section of this Agreement to which the information stated in such disclosure relates; PROVIDED, HOWEVER, that to the extent that it is reasonably apparent that such disclosure also relates to another Section of this Agreement, such other Section shall also be qualified by each such disclosure) delivered by Parent to the Company prior to the execution and delivery of this Agreement (the "Parent Disclosure Schedule"), Parent and Sub represent and warrant to the Company as follows:

    SECTION 4.01. ORGANIZATION. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite power and authority to own, lease and otherwise hold and operate its assets and to carry on its business as presently conducted.

    SECTION 4.02. AUTHORITY; NONCONTRAVENTION. Each of Parent and Sub has the requisite corporate power and authority to enter into this Agreement, to consummate the transactions contemplated hereby and to comply with the provisions of this Agreement. The execution, delivery and performance of this Agreement, the consummation by Parent and Sub of the transactions contemplated hereby and the compliance by Parent with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub, and no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Sub and, when executed and delivered by the Company, will constitute a legal, valid and binding obligation of each of Parent and Sub, enforceable against Parent and Sub in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws affecting creditors' rights generally from time to time in effect and to general principles of equity). The Board of Directors of Parent, at a meeting duly called and held at which a quorum was present, duly adopted resolutions approving this Agreement, the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties or assets of Parent under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of (i) the Articles of Amalgamation or by-laws of Parent or the certificate of incorporation or by-laws of Sub, in each case as amended through the date hereof, (ii) any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease or other contract, commitment, agreement, arrangement, understanding, obligation, undertaking, instrument, permit, concession, franchise or license, whether written or oral, to which Parent or Sub is a party or any of their respective properties or assets is subject or
(iii) subject to the governmental filings and other matters referred to in the following sentence, any (A) statute, law, ordinance, rule or regulation or
(B) order, writ, injunction, decree, judgment or stipulation, in each case applicable to Parent or Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate are not reasonably likely to (x) have a material adverse effect (without giving effect to the exception in clause (B) of the definition thereof in Section 9.03) on Parent, (y) impair in any material respect the ability of Parent or Sub to perform its obligations under or comply with the provisions of this Agreement or (z) prevent or materially impede, interfere with, hinder or delay the consummation of any of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement by Parent or Sub, the consummation by Parent or Sub of the Merger or the other transactions contemplated by this Agreement or compliance by Parent or Sub with the provisions of this Agreement, except for (1) the filing of a premerger notification and report form by Parent under the HSR Act, (2) the filing with the SEC of (i) the Form F-4, (ii) such communications and other filings as may be required under Rules 135, 165 and 425 under the Securities Act and (iii) such reports under Sections 13(a), 13(d) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as may be required in connection with this Agreement and the transactions contemplated hereby, and the declaration of the effectiveness of the Form F-4 by the SEC, (3) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware,
(4) the approval for listing on The Toronto Stock Exchange (the "TSE") of the shares of Parent Common Stock to be issued in connection with the Merger and the shares of Parent Common Stock issuable in connection with the Adjusted Options and the Warrants, (5) the filing with Nasdaq of a Notification Form for Listing of Additional Shares and ancillary documentation with respect to the shares of Parent Common Stock to be issued in connection with the Merger and the shares of Parent Common Stock issuable in connection with the Adjusted Options and the Warrants, (6) filings required by Rule 45-501 of the Ontario Securities Commission and (7) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate are not reasonably likely to (x) have a material adverse effect (without giving effect to the exception in clause (B) of the definition thereof in Section 9.03) on Parent, (y) impair in any material respect the ability of Parent or Sub to perform its obligations under or comply with the provisions of this Agreement or (z) prevent or materially impede, interfere with, hinder or delay the consummation of any of the transactions contemplated by this Agreement.

    SECTION 4.03.  CAPITAL STOCK OF PARENT.

    (a) The authorized capital stock of Parent consists of an unlimited number of shares of Parent Common Stock and an unlimited number of Preference Shares, issuable in series, none of which are issued or outstanding as of the date of this Agreement. As of the close of business on November 15, 2000, 39,091,765 shares of Parent Common Stock were issued and outstanding. All the issued and outstanding shares of Parent Common Stock are (and all shares of Parent Common Stock to be issued in connection with the Merger, including shares to be issued upon the exercise of the Adjusted Options when issued in accordance with this Agreement, shall be) duly authorized, validly issued, fully paid and nonassessable. As of November 15, 2000, options to acquire 4,028,554 shares of Parent Common Stock from Parent pursuant to Parent's stock incentive plans were issued and outstanding and 2,019,817 shares of Parent Common Stock were reserved for issuance in connection with future grants thereunder. Except as set forth above, as of November 15, 2000, there were outstanding (i) no shares of capital stock or other voting securities of Parent, (ii) no securities of Parent or any of its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of Parent, (iii) no options or other rights to acquire from Parent or any of its subsidiaries, and no obligations of Parent or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent, and (iv) no equity equivalents, interests in the ownership or earnings of Parent or any of its subsidiaries or other similar rights (including stock appreciation rights) (collectively, "Parent Securities"). As of the date of this Agreement, there are no outstanding obligations of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.

    (b) The authorized capital stock of Sub consists of 15,000 shares of common stock, par value $0.01 per share, of which 1,000 shares are issued and outstanding, all of which shares are owned beneficially and of record by Parent.

    (c) All of the outstanding shares of capital stock of Parent's subsidiaries are owned by Parent, directly or indirectly, free and clear of any Lien or limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided as a matter of law), and are duly authorized, validly issued, fully paid and nonassessable. As of the date of this Agreement, there are no securities of Parent or its subsidiaries convertible into or exchangeable for, no options or other rights to acquire from Parent or its subsidiaries, and no other Contract, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of, any capital stock or other ownership interests in, or any other securities of, any subsidiary of Parent. As of the date of this Agreement, there are no outstanding contractual obligations of Parent or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of Parent.

    SECTION 4.04. PARENT PUBLIC DISCLOSURE DOCUMENTS. Parent has filed with the SEC and the Canadian Securities Administrators all reports, schedules, forms, statements and other documents required to be filed with the SEC since January 27, 2000 (collectively, the "Parent Public Disclosure Documents"). As of their respective dates, the Parent Public Disclosure Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act and the applicable Canadian securities legislation, as the case may be, and the rules and regulations of the SEC or the Canadian Securities Administrators, as applicable, promulgated thereunder applicable to such Parent Public Disclosure Documents, and none of the Parent Public Disclosure Documents at the time they were filed or as of the date of this Agreement contained or contain any untrue statement of a material fact or omitted or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent Public Disclosure Documents complied, as of their respective dates of filing with the SEC and the Canadian Securities Administrators, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and the Canadian Securities Administrators with respect thereto, have been prepared in accordance with GAAP as applied in Canada (except, in the case of unaudited statements, as permitted by the applicable rules and regulations of the SEC and the Canadian Securities Administrators), applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of notes). As of the date of this Agreement, since the date of the most recent audited financial statements included in the Parent Public Disclosure Documents, there has not been any change, or application or request for any change, by Parent or any of its subsidiaries in accounting principles, methods or policies for financial accounting or Tax purposes. As of the date of this Agreement, Parent has not filed any material change report on a confidential basis with the Canadian Securities Administrators.

    SECTION 4.05. UNDISCLOSED LIABILITIES. Except as set forth in or reflected on the financial statements of Parent included in the Parent Public Disclosure Documents (or specifically described in the notes thereto), none of Parent or its subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent, unasserted or otherwise) that could reasonably be expected to have a material adverse effect on Parent.

    SECTION 4.06. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except for its obligations under this Agreement or the transactions contemplated hereby or in connection with any year-end Tax planning matters and except as disclosed in the Parent Public Disclosure Documents filed and publicly available prior to the date of this Agreement (the "Parent Filed Public Disclosure Documents"), since the date of the most recent audited financial statements included in the Parent Filed Public Disclosure Documents, Parent has conducted its business only in the ordinary course consistent with past practice and there has not been any material adverse effect on Parent.

    SECTION 4.07. LITIGATION; DECREES. Except as disclosed in the Parent Filed Public Disclosure Documents, there is no Litigation (other than investigations) pending, or, to the knowledge of Parent, threatened, nor, to the knowledge of Parent, is there any investigation pending or threatened, in each case against or affecting Parent or any of its subsidiaries or any of their respective properties or assets that individually or in the aggregate is reasonably likely to have a material adverse effect on Parent; and neither Parent nor any of its subsidiaries has received any notice that in any manner challenges or seeks to prevent, enjoin, alter or delay the Merger. There is no outstanding order, writ, injunction, decree, judgment or stipulation applicable to Parent or any of its subsidiaries or any of their respective properties, assets or businesses having, or that individually or in the aggregate is reasonably likely to have, a material adverse effect on Parent.

    SECTION 4.08. NO VOTE REQUIRED. As permitted by the rules and regulations of the TSE and the National Association of Securities Dealers, Inc., certain holders of shares of Parent Common Stock have executed a letter or other instrument setting forth such holder's acknowledgment and support of the issuance of shares of Parent Common Stock in the Merger as contemplated by this Agreement and the assumption by Parent of the Company Stock Plan pursuant to
Section 6.04(c). No vote of, or other action by, the holders of any class or series of the capital stock of Parent is necessary to approve this Agreement, the Merger or the other transactions contemplated hereby.

    SECTION 4.09. TAXES. Neither Parent nor any of its subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is likely (i) to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(B) of the Code or
(ii) reasonably likely to cause the Merger to fail to qualify for an exemption to gain recognition pursuant to Section 367(a) of the Code. Neither Parent nor Sub will have any obligation to withhold any amounts from the Merger Consideration payable to the Stockholders pursuant to any Canadian Tax law. Parent will not be a "passive foreign investment company" as defined in
Section 1297(a) of the Code for the year ending December 31, 2000, and Parent has no current plan or intention to take any action that would cause it to become a "passive foreign investment company" as so defined for the year ending December 31, 2001.

    SECTION 4.10. INTERIM OPERATIONS OF SUB. Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

    SECTION 4.11. INFORMATION SUPPLIED. None of the information supplied by or on behalf of, or to be supplied by or on behalf of, Parent or Sub specifically for inclusion or incorporation by reference in (i) the Form F-4 will, at the time the Form F-4 is filed or becomes effective under the Securities Act, or at the date the Information Statement is first mailed to the Stockholders or at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form F-4, insofar as it relates to Parent or Sub, will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder.

    SECTION 4.12. BROKERS. No broker, investment banker, financial advisor or other person, other than Credit Suisse First Boston Corporation and Salomon Smith Barney, the fees and expenses of which will be paid by Parent, is entitled to any broker's, finder's, financial advisor's or similar fee or commission, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub.

    SECTION 4.13. ASSETS. Each of Parent and its subsidiaries has good and marketable title to, or good and valid leasehold interests in, all of its material personal properties and assets (including with respect to all real property and interests in real property leased by it), in each case free and clear of any Liens, except for such property and assets as are no longer used or useful in the conduct of its businesses and except for defects in title, easements, restrictive covenants and similar encumbrances and Liens that individually or in the aggregate are not reasonably likely to materially affect the ability of Parent and its subsidiaries to use such property or assets in their intended manner.

    SECTION 4.14.  INTELLECTUAL PROPERTY, ETC.

    (a) All material patents, patent applications, trademark applications and registrations, trade names, service marks, copyrights and mask work rights of Parent or any of its subsidiaries have been duly registered and/or filed with or issued by each appropriate Governmental Entity in the jurisdictions indicated in Section 4.14(a) of the Parent Disclosure Schedule, all necessary affidavits of continuing use have been filed, and all necessary maintenance fees have been paid to continue all such rights in effect, except where the failure to take such actions or pay such fees would not, individually or in the aggregate, materially adversely affect any such rights. Each of Parent and each of its subsidiaries owns or is validly licensed or otherwise has the right to use all Intellectual Property used in or necessary for the conduct of its business as presently conducted or as currently proposed by management of Parent to be conducted, in each case free and clear of all Liens, except for Liens that, individually or in the aggregate, are not reasonably likely to materially affect the ability of Parent and its subsidiaries to use such Intellectual Property in its intended manner. The conduct of Parent's business, as presently conducted or as currently proposed by management of Parent to be conducted, does not in any material respect conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties or assets of Parent or any of its subsidiaries under, any Contract between Parent or any of its subsidiaries and any person relating to Intellectual Property or, to the knowledge of Parent, any Intellectual Property rights of any other person, other than any such conflicts, violations, defaults, rights, losses or Liens that, individually or in the aggregate, are not reasonably likely to have a material adverse effect on Parent.

    (b) All software, other than generally available software (such as Lotus Notes, WordPerfect and the like) and generally available system development tools, that is either marketed to customers of Parent or any of its subsidiaries as a program or as part of a product or service or is used by Parent or any of its subsidiaries to support its business:

        (i) either is owned by Parent or any of its subsidiaries or Parent or any of its subsidiaries has the right to use, modify, copy, sell, distribute, sublicense and make Derivative Works from such software, free and clear of any limitations or Liens that would materially impair the intended use of such software; and

        (ii) is free from any interest of any former or present employees of, or contractors or consultants to, Parent or any of its subsidiaries that would materially impair the intended use of such software.

    (c) To the extent third-party software is marketed to customers of Parent or any of its subsidiaries together with the Intellectual Property of the Company or any of its subsidiaries, all necessary licenses have been obtained.

    (d) None of Parent and its subsidiaries is, and to the knowledge of Parent, no other party to any licensing, distributorship or other similar arrangements with Parent or any of its subsidiaries relating to Intellectual Property is, in breach of or default under its obligations under such arrangements in any material respect.

    (e) None of Parent or any of its subsidiaries has received any written communications, and no executive officer of Parent has received any oral communication, alleging that Parent or any of its subsidiaries has infringed or violated or, by conducting its businesses as presently conducted or as currently proposed by management of Parent to be conducted by Parent or any of its subsidiaries, would infringe or violate any of the Intellectual Property of any other person.

    (f) To the knowledge of Parent, no person is infringing on or otherwise violating any right of Parent or any of its subsidiaries in any material respect with respect to any material Intellectual Property owned by or licensed to Parent or any of its subsidiaries.

    SECTION 4.15. MATERIAL CONTRACTS. Each material Contract of Parent and each of its subsidiaries is in full force and effect and is a legal, valid and binding agreement of Parent or such subsidiary and, to the knowledge of Parent or such subsidiary, of each other party thereto, enforceable against Parent or any of its subsidiaries, as the case may be, and, to the knowledge of Parent, against the other party or parties thereto, in each case, in accordance with its terms. Parent and each of its subsidiaries has performed or is performing all material obligations required to be performed by it under each of its Contracts and is not (with or without notice or lapse of time or both) in breach or default in any material respect thereunder. To the knowledge of Parent or such subsidiary, no other party to any of its Contracts is (with or without notice or lapse of time or both), as of the date hereof, in breach or default in any material respect thereunder. Neither Parent nor any of its subsidiaries knows of any circumstances that are reasonably likely to materially adversely affect its ability to perform its obligations under any material Contract.

    SECTION 4.16. COMPLIANCE WITH APPLICABLE LAWS. Parent and each of its subsidiaries and their respective properties, assets, operations, personnel and businesses have been and are being operated and have been and are in compliance with all applicable statutes, laws, ordinances, rules, regulations orders, writs, injunctions, decrees, judgments and stipulations except for such failures to so comply that individually or in the aggregate are not reasonably likely to have a material adverse effect on Parent. Neither Parent nor any of its subsidiaries has received, since their respective dates of incorporation or organization, a notice or other written communication alleging or relating to a possible violation of any statute, law, ordinance, rule, regulation, order, writ, injunction, decree, judgment or stipulation of any Governmental Entity applicable to its properties, assets, operations, personnel and businesses except for such violations that individually or in the aggregate are not reasonably likely to have a material adverse effect on Parent.

                                   ARTICLE V
                                   COVENANTS

    SECTION 5.01.  COVENANTS OF THE COMPANY.

    (a) INTERIM PERIOD OPERATIONS. During the period from the date of this Agreement to the Effective Time, except as consented to in writing by Parent or as specifically contemplated by this Agreement, the Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice (including in respect of research and development activities and hiring of new employees) and use their reasonable best efforts to comply with all applicable laws and, to the extent consistent therewith, use their reasonable best efforts to preserve their assets and technology and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as consented to in writing by Parent or as specifically contemplated by this Agreement or
       Section 5.01(a) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its subsidiaries to:

        (i) (x) declare, set aside or pay any dividends on, or make other distributions (whether in cash, stock or property) in respect of, any of its capital stock (except for dividends by a direct or indirect wholly owned subsidiary of the Company to its parent), other than dividends (paid solely in capital stock of the Company) pursuant to the respective terms in effect as of the date of this Agreement of the Company Preferred Stock issued and outstanding on the date of this Agreement, (y) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities or
            (z) purchase, redeem or otherwise acquire any shares of capital stock or any other securities of the Company or any of its subsidiaries, or any options, warrants, calls or rights to acquire any such shares or other securities;

        (ii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock, or any other equity or voting interests or any other securities of any class or any securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire, any such shares, equity or voting interests or other securities or any stock appreciation rights or other rights that are linked to the value of Company Capital Stock, other than (x) the conversion of shares of Company Preferred Stock in accordance with their terms as of the date of such conversion, (y) the issuance of Company Common Stock upon the exercise of Stock Options or Warrants in accordance with their respective terms as of the date of this Agreement or (z) the granting of Permitted Interim Period Stock Options;

       (iii) amend or propose to amend its certificate of incorporation or by-laws or similar organizational documents;

        (iv) directly or indirectly acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other entity or division thereof or (y) any assets that, in the aggregate, have a purchase price in excess of $250,000;

        (v) directly or indirectly sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets or any interest therein (including in the case of the Company, any shares of capital stock of any of its subsidiaries), except (A) in the ordinary course of business consistent with past practice or (B) as contemplated by
            Section 5.01(g);

        (vi) repurchase, pay, prepay or incur any Indebtedness or Guarantee any Indebtedness of another person, issue or sell any options, warrants, calls or other rights to acquire any Indebtedness of the Company or any of its subsidiaries, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or make any loans, advances or capital contributions to, or investments in, any other person;

       (vii) incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith, which, in the aggregate, are in excess of $250,000;

      (viii) enter into any Contract to the extent consummation of the transactions contemplated hereby or compliance by the Company with the provisions of this Agreement will violate or conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties of the Company or Parent or any of their respective subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of such Contract;

        (ix) (A) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or in accordance with their terms as of the date of this Agreement, of claims, liabilities or obligations reflected or reserved against on the balance sheet of the Company as contained in the Financial Statements (for amounts not in excess of such reserves), or incurred since the date of such balance sheet in the ordinary course of business consistent with past practice or pursuant to the transactions contemplated by this Agreement,
             (B) waive, release, grant or transfer any right of material value outside the ordinary course of business consistent with past practice or (C) waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party;

        (x) modify, amend or terminate any material Contract to which the Company or such subsidiary is a party or waive, release or assign any material rights or claims thereunder;

        (xi) enter into any material Contract, including any Contract relating to any material Intellectual Property, other than in the ordinary course of business consistent with past practice;

       (xii) except as otherwise specifically contemplated by this Agreement or as required to comply with applicable law or agreements, plans or arrangements existing on the date hereof, (A) terminate, adopt, enter into or amend any collective bargaining agreement or Benefit Plan, (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant (other than compensation increases for non-executive employees not to exceed for any non-executive employee 10% of such employee's current base salary, PROVIDED that the purpose of such increase is to bring such employee's compensation in line with market compensation rates for comparable employees in similar companies, and PROVIDED FURTHER that all such compensation increases are immaterial to the Company and that the Company consults with Parent a reasonable amount of time prior to awarding any such compensation increase), (C) pay any material benefit not provided for under any Benefit Plan, (D) increase in any manner the severance or termination pay of any director, officer or employee,
             (E) enter into (I) any employment, severance, termination, deferred compensation, indemnification or consulting agreement (other than in the ordinary course of business), with any current or former director, officer, employee or consultant or (II) any agreement with any current or former director, officer, employee or consultant the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its subsidiaries of the nature contemplated by this Agreement, (F) grant any awards under any Benefit Plan (including the grant of Stock Options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock or the removal of existing restrictions in any Benefit Plans or agreements or awards made thereunder), other than grants of options pursuant to the Company Stock Plans in the ordinary course of business consistent with past practice and grants of options to acquire (I) up to 500,000 shares of Company Common Stock, which options shall (a) be granted (1) to employees newly hired or promoted between the date of this Agreement and the Closing Date and (2) in accordance with Parent's customary policies and practices in respect of employee stock options as set forth in Section 5.01(a) of the Parent Disclosure Schedule, (b) have an exercise price per share equal to the product obtained by multiplying the Closing Price on the most recently ended trading day prior to the grant date by the Common Exchange Ratio (assuming for purposes of determining the Common Exchange Ratio that the end of such trading day is the Effective Time) and
             (c) be governed by option agreements which shall be in a form agreed to by Parent and the Company (the "Permitted New Hire/Promotion Options") and (II) up to a number of shares of Company Common Stock equal to the quotient (rounded down to the nearest whole number) of (x) 1,500,000 divided by (y) the Common Exchange Ratio, which options shall (a) be contingent upon the consummation of the Merger, (b) be granted immediately prior to the Effective Time as incentive compensation to certain key employees of the Company to be mutually identified by Parent and the Company,
             (c) have an exercise price per share equal to the product obtained by multiplying the Closing Price on the most recently ended trading day prior to the Effective Time by the Common Exchange Ratio (assuming for purposes of determining the Common Exchange Ratio that the end of such trading day is the Effective Time), (d) have a term of ten years and (e) vest ratably in four equal annual installments on each of the second, third, fourth and fifth anniversaries of the Closing Date and will have other terms and conditions that are generally applicable under Parent's stock incentive plans in effect at the time of grant (the "Permitted Incentive Options" and, together with the Permitted New Hire/Promotion Options, the "Permitted Interim Period Stock Options"); PROVIDED, HOWEVER, that (a) the Company shall take all actions necessary to amend the Company Stock Plan so that the Permitted New Hire/ Promotion Options and the Permitted Incentive Options have terms and conditions that are the same in all material respects as would have applied had the Permitted New Hire/ Promotion Options and the Permitted Incentive Options been granted under Parent's stock incentive plans and (b) all of the Permitted New Hire/Promotion Options and all of the Permitted Incentive Options shall expressly provide (i) for conversion thereof into an option to acquire Parent Common Stock in accordance with the terms of this Agreement and (ii) that the existence of this Agreement, the consummation of the transactions contemplated by this Agreement and compliance by the parties hereto with the provisions of this Agreement will not give rise to a right of, or result in, acceleration of such options or give rise to, or result in, any additional rights for the holders of such options, (G) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, contract, agreement or arrangement or Benefit Plan or (H) take any action to accelerate the vesting or payment of any compensation or benefit under any Benefit Plan;

      (xiii) revalue any of its material assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

       (xiv) commence any Litigation (other than Litigation relative to the collection of accounts receivable or as a result of Litigation commenced against the Company or any of its subsidiaries); or

       (xv) authorize any of, or commit, resolve or agree to take any of, the actions prohibited by clauses (i) through (xiv) above.

    (b) CERTAIN TAX MATTERS.

        (i) TAX RETURNS.

           (A) During the period from the date of this Agreement to the Effective Time, each of the Company, its subsidiaries and Company Consolidated Groups shall timely file or cause to be timely filed all Tax Returns ("Post-Signing Returns") required to be filed by it (after taking into account any applicable extensions) (at the Company's own cost and expense and in a manner that is consistent with past practice and that is not reasonably likely to defer income to a taxable period that ends after the Closing Date).

           (B) The Company and each of its subsidiaries shall timely pay all Taxes due and payable in respect of such Post-Signing Returns that are filed pursuant to Section 5.01(b)(i)(A) of this Agreement.

        (ii) COMPANY COVENANTS.

           (A) The Company shall accrue a reserve in its books and records and financial statements in accordance with GAAP for all Taxes payable by the Company and each of its subsidiaries for which no Post-Signing Return is due prior to the Effective Time.

           (B) Prior to the Effective Time, the Company and each of its subsidiaries shall promptly notify Parent of any suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company or any of its subsidiaries in respect of any Tax. None of the Company or any of its subsidiaries shall settle or compromise any such suit, claim, action, investigation, proceeding or audit without Parent's prior written consent.

           (C) Prior to the Effective Time, none of the Company or any of its subsidiaries shall make or change any material Tax election, amend any Tax Return or take any other action (or fail to take any other action) in respect of Taxes, in each case, if such action (or failure to take action) could reasonably be expected to have the effect of increasing the Tax liability of Parent or any of its affiliates (including, after the Closing Date, the Company and its subsidiaries) with respect to a taxable period that ends after the Closing Date.

       (iii) ADDITIONAL TAX MATTERS.

           (A) Any and all existing Tax sharing agreements or arrangements (other than rights and obligations under Sections 8.3 and 8.4 of the Asset Transfer Agreement, dated March 31, 1999, between the Company and Compaq Computer Corporation (the "Asset Transfer Agreement")) between the Company and/or any subsidiary, on the one hand, and any other party, on the other hand, shall be terminated as of the Closing Date. After such date, none of the Company or any of its subsidiaries shall have any obligations thereunder.

           (B) All stock transfer, real property transfer, documentary, sales, use, registration, value-added and other similar Taxes (including interest, penalties and additions thereto) incurred in connection with the transactions contemplated by the Agreement shall be borne by the Company, and the Company shall indemnify Parent or any of its affiliates for any such Taxes incurred as a result of the Company's failure timely to pay such Taxes.

           (C) The Company shall deliver to Parent at or prior to the Closing a certificate, in form and substance reasonably satisfactory to Parent, certifying that the transactions contemplated by this Agreement are not subject to the Foreign Investment in Real Property Tax Act.

    (c) NO SOLICITATION. The Company shall not, and shall not permit any of its subsidiaries to, nor shall it authorize or permit any of the directors, officers or employees of the Company or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other agent or representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) take any action to solicit, initiate or encourage the making or submission of any Takeover Proposal (as defined below) or (ii) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal. The Company shall promptly notify Parent, orally and in writing, of any request for information relating to the Company or the receipt of any Takeover Proposal, the principal terms and conditions of such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal. The Company shall keep Parent reasonably informed of the status and details (including any amendments or proposed amendments) of any such request or Takeover Proposal. For purposes of this Agreement, "Takeover Proposal" shall mean any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business (a "Material Business") that constitutes 15% or more of the net revenues, net income or the assets (including equity securities) of the Company and its subsidiaries, taken as a whole, or 15% or more of any class of voting securities of the Company or any subsidiary of the Company that owns, operates or controls a Material Business, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of voting securities of the Company or any such subsidiary, or any merger, amalgamation, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any such subsidiary, other than the transactions contemplated by this Agreement.

    (d) ESCROW AGREEMENT. The Company shall use its best efforts to cause each Stockholder and each Optionholder to consent in writing prior to the Closing Date to be deemed to be a party to, and to bound by the terms of, the Escrow Agreement.

    (e) FINANCIAL STATEMENTS. The Company shall use its best efforts to cause to be prepared all financial statement information relating to the Company (including its predecessors) as is required to be included in the Form F-4 pursuant to Article 3-05 of Regulation S-X promulgated under the Securities Act. In addition, the Company shall use its best efforts to obtain all financial information relating to the Company and its business for the first quarter of 1999 necessary in order to enable the Company and Parent to create auditable financial statements.

    (f) APPRAISAL RIGHTS. The Company shall use its reasonable best efforts to ensure that the condition set forth in Section 7.02(e) is satisfied. If
       (i) a Takeover Proposal shall have been announced or otherwise publicly disclosed (or disclosed to the Stockholders generally) and (ii) the Merger is not consummated because of a failure of the condition set forth in Section 7.02(e) to be satisfied, then the Company shall pay Parent an amount equal to $12,000,000 in immediately available funds promptly upon the Company's receipt of a written demand therefor from Parent.

    (g) SALE OF ACCRUE SOFTWARE SHARES. The Company shall sell the 1,432,000 shares of common stock, par value $0.001 per share, of Accrue
       Software Inc. that the Company holds.

    (h) OBTAINING CERTAIN WAIVERS. The Company shall obtain (i) a waiver of any default that would otherwise occur as a result of the consummation of the Merger under the Loan and Security Agreement, dated as of February 10, 2000, between the Company and Imperial Bank, (ii) a waiver of any right of termination that would otherwise arise as a result of the consummation of the Merger under each of (a) the License Agreement, dated as of June 27, 2000, between the Company and Rabobank Nederland, (b) the OEM Licensing Agreement, dated as of May 7, 2000, between the Company and Nokia Corporation and (c) the Software License and Maintenance Agreement, dated as of June 30, 2000, between the Company and Credit Suisse Aktiengesellschaft and (iii) a waiver or other agreement executed by Compaq Computer Corporation to the effect that any modifications to the terms of the Patent Cross-Licence Agreement, dated as of March 31, 1999, between the Company and Compaq Computer Corporation (the "Compaq License Agreement") that would otherwise be effected in accordance with the terms of the Compaq License Agreement as a result of the consummation of the Merger shall not be so effected and that the Compaq License Agreement shall continue in full force and effect after consummation of the Merger in accordance with the terms thereof in effect immediately prior to the consummation of the Merger as if the Merger had not been consummated.

    (i) TERMINATION OF CERTAIN AGREEMENTS. The Company shall take all actions necessary to terminate or cause to be terminated, if such agreements do not terminate by their respective terms contemporaneously with the consummation of the Merger, each of (i) the Amended and Restated Investors' Rights Agreement, dated as of June 1, 2000, by and among the Company, certain holders of Company Preferred Stock and the Founders (as defined therein), (ii) the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of June 1, 2000, by and among the Company, certain holders of Company Common Stock and certain holders of Company Preferred Stock, (iii) the Amended and Restated Put Right Agreement, dated as of June 1, 2000, by and among the Company and certain holders of Company Preferred Stock and (iv) the Amended and Restated Voting Agreement, dated as of June 1, 2000, by and among the Company, certain holders of Company Common Stock, certain holders of Company Preferred Stock and Chase Capital Investments LLC (any such agreement that does not by its terms terminate contemporaneously with the consummation of the Merger being referred to as a "Company Investor Agreement").

    (j) RECORDATION OF ASSIGNMENT OF PATENTS. The Company shall use its reasonable best efforts to cause Compaq Computer Corporation ("Compaq") to execute recordable assignments memorializing Compaq's transfer to the Company of its entire right, title and interest in and to the Transferred Patents (as such term is defined in the Asset Transfer Agreement) pursuant to the Asset Transfer Agreement and the Company shall record all such assignments in the United States Patent and Trademark Office and in the appropriate foreign patent offices or administrative agencies in each country in which any Transferred Patent is issued or pending.

    (k) PREFERRED HOLDER LETTER AGREEMENT. The Company has entered into a letter agreement dated as of November 27, 2000 with certain holders of Company Preferred Stock who collectively hold more than 66 2/3% of all outstanding shares of Company Preferred Stock (the "Preferred Holder Letter Agreement"). The Company shall take all reasonable actions necessary to enforce the provisions of the Preferred Holder Letter Agreement against each holder of Company Preferred Stock that is a party thereto.

    (l) RESALE RESTRICTION AGREEMENTS. The Company shall use it best efforts to cause each Stockholder and each holder of Stock Options or Warrants to execute and deliver a Resale Restriction Agreement.

    SECTION 5.02.  COVENANTS OF PARENT.

    (a) During the period from the date of this Agreement to the Effective Time, Parent shall not take any action outside of the ordinary course of business without consulting the chief executive officer of the Company a reasonable amount of time prior to taking any such action, and, in addition, except as consented to in writing by the Company or as specifically contemplated by this Agreement, Parent shall not and shall not permit any of its subsidiaries to:

        (i) directly or indirectly acquire or agree to acquire, by merging, amalgamating or consolidating with, or by purchasing all or a substantial portion of the assets of, or by any other manner, any assets constituting a business or any corporation, partnership, joint venture or association or other entity or division thereof, or any direct or indirect interest in any of the foregoing, in each case that is material to Parent and its subsidiaries, taken as a whole;

        (ii) (A) directly or indirectly sell, lease, license, sell and leaseback, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any properties or assets or any interest therein, in each case that is material to Parent and its subsidiaries, taken as a whole or (B) agree to any issuance of greater than 10% of the outstanding Parent Common Stock; or

       (iii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

    (b) During the period from the date of this Agreement to the Effective Time, except as consented to in writing by the Company or as specifically contemplated by this Agreement, Parent shall not:

        (i) (x) declare, set aside or pay any dividends on, or make other distributions (whether in cash, stock or property) in respect of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities or
            (z) purchase, redeem or otherwise acquire any shares of capital stock or any other securities of Parent, or any options, warrants, calls or rights to

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
            acquire any such shares or other securities, except pursuant to Parent's contractual rights in connection with its acquisition of Ezlogin.com, Inc. and Spyonit.com, Inc.;

        (ii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock, or any other equity or voting interests or any other securities of any class or any securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire, any such shares, equity or voting interests or other securities or any stock appreciation rights or other rights that are linked to the value of capital stock of Parent, other than (x) the granting of options to purchase shares of Parent Common Stock pursuant to Parent's stock incentive plans in effect as of the date of this Agreement and the issuance of shares of Parent Common Stock upon the exercise of such options or (y) the issuance to Yrless Internet Corporation of shares of Parent Common Stock in satisfaction of Parent's deferred share issuance obligations relating to its acquisition of Yrless Internet Corporation;

       (iii) amend or propose to amend its Articles of Amalgamation or by-laws;
             or

        (iv) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

    SECTION 5.03.  OTHER ACTIONS.

    (a) The Company shall not, nor shall it permit any of its subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of the Company set forth in this Agreement that are qualified as to materiality or material adverse effect becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions set forth in Article VII not being satisfied.

    (b) Parent shall not, nor shall it permit any of its subsidiaries to, take any action that would, or that could reasonably be expected to, result in
       (i) any of the representations and warranties of Parent set forth in this Agreement that are qualified as to materiality or material adverse effect becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions set forth in Article VII not being satisfied.

    SECTION 5.04. ADVICE OF CHANGES; FILINGS. The Company, Parent and each of their respective subsidiaries shall (i) confer on a regular and frequent basis with each other to report on operational matters and other matters requested by Parent or the Company and (ii) promptly advise the other orally and in writing of any change or event that is reasonably likely to have a material adverse effect on the Company or Parent, as the case may be. The Company and Parent shall promptly provide the other copies of all filings made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby, other than the portions of such filings that include confidential information not directly related to the transactions contemplated by this Agreement.

                                   ARTICLE VI
                             ADDITIONAL AGREEMENTS

    SECTION 6.01.  PREPARATION OF THE FORM F-4; COMPANY SHAREHOLDERS' MEETING.

    (a) As soon as practicable following the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Form F-4. Each of Parent and the Company shall use its reasonable best efforts to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing. Company shall use its reasonable best efforts to cause the Information Statement to be mailed to the Stockholders as promptly as practicable after the Form F-4 is declared effective under the Securities Act. Each party hereto shall also take any action (other than qualifying to do business in any jurisdiction in which such party is not already so qualified) required to be taken under any applicable state or provincial securities laws in connection with the issuance of Parent Common Stock in the Merger and each party shall furnish all information concerning itself and its shareholders as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form F-4 or the Information Statement will be made without the approval of Parent and the Company. Parent shall advise the Company, promptly after it receives notice thereof, of the time when the Form F-4 has become effective or any supplement thereto or amendment thereof has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Form F-4 or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, directors or officers, is discovered that should be set forth in an amendment or supplement to the Form F-4 or the Information Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable law, disseminated to the shareholders of Parent and the Company.

    (b) The Company shall, as soon as practicable following the effectiveness of the Form F-4, either solicit written consents from or duly call, give notice of, convene and hold a meeting of, the Stockholders (the "Company Stockholders' Meeting"), for the purpose of obtaining the Company Stockholder Approval. The Board of Directors of the Company will recommend that the Stockholders vote in favor of the adoption of this Agreement and the other matters comprising the Company Stockholder Approval at the Company Stockholders' Meeting. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 6.01(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal.

    SECTION 6.02. ACCESS TO INFORMATION. Upon reasonable notice, the Company shall, and shall cause each of its subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Parent, reasonable access, during normal business hours during the period prior to the Effective Time, to all its employees, properties, books, Contracts and records and, during such period, the Company shall, and shall cause each of its subsidiaries, accountants, counsel and other advisors to, furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request. Parent will treat any such information that is nonpublic as "Information" in accordance with the terms of the Confidentiality Agreement dated as of August 7, 2000 (the "Confidentiality Agreement"), between Parent and the Company and in the event of termination of this Agreement for any reason Parent shall promptly upon request return or destroy all nonpublic documents obtained from the Company, and any copies made of such documents, to the Company. No investigation pursuant to this Section 6.02 or information provided or received by any party hereto pursuant to this Agreement will affect any of the representations or warranties of the parties hereto contained in this Agreement or the conditions hereunder to the obligations of the parties hereto.

    SECTION 6.03. LEGAL CONDITIONS TO MERGER. Each of the Company, Parent and Sub will use its reasonable best efforts to take, and will cause each of its subsidiaries to use its reasonable best efforts to take, all actions and to do, or cause to be done, all things necessary, proper and advisable under applicable laws and regulations promptly to consummate and make effective the transactions contemplated by this Agreement (including cooperating fully with the other parties hereto and furnishing all information to each other in connection with any requirements imposed upon any party in connection with the Merger). Each of the Company, Parent and Sub will, and will cause each of its subsidiaries to, take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party, required to be obtained or made by Parent or the Company in connection with the Merger or the taking of any action contemplated thereby or by this Agreement, except that no party need waive any substantial rights or agree to any substantial limitation on its operations or to dispose of, or enter into any licensing or similar arrangement with respect to, any material assets.

    SECTION 6.04.  STOCK OPTIONS, WARRANTS AND RESTRICTED STOCK.

    (a) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plan) shall adopt such resolutions or take such other actions (if any) as may be required to effect the following:

        (i) adjust the terms of all outstanding Stock Options, whether vested or unvested, as necessary to provide that, at the Effective Time, each such Stock Option outstanding immediately prior to the Effective Time shall be assumed by Parent and converted into an option to acquire, on the same terms and conditions as were applicable under such Stock Option, the number of shares of Parent Common Stock (rounded down to the nearest whole share), determined by multiplying the number of shares of Company Common Stock subject to such Stock Option by the Common Exchange Ratio, at an exercise price per share of Parent Common Stock equal to (1) the per share exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Stock Option divided by (2) the Common Exchange Ratio, PROVIDED that such exercise price shall be rounded up to the nearest whole cent (each, as so adjusted, an "Adjusted Stock Option");

        (ii) adjust the terms of all outstanding Permitted Interim Period Stock Options, whether vested or unvested, as necessary to provide that, at the Effective Time, each such Permitted Interim Period Stock Option outstanding immediately prior to the Effective Time shall be assumed by Parent and converted into an option to acquire, on the same terms and conditions as were applicable under such Permitted Interim Period Stock Option, the number of shares of Parent Common Stock (rounded down to the nearest whole share), determined by multiplying the number of shares of Company Common Stock subject to such Permitted Interim Period Stock Option by the Common Exchange Ratio, at an exercise price per share of Parent Common Stock equal to (1) the per share exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Permitted Interim Period Stock Option divided by (2) the Common Exchange Ratio, PROVIDED that such exercise price shall be rounded up to the nearest whole cent (each, as so adjusted, an "Assumed Permitted Interim Period Stock Option" and, together with the Adjusted Stock Options, the "Adjusted Options");

       (iii) make such changes to the Adjusted Options as are required by the rules of the TSE or applicable Canadian law; and

        (iv) make such other changes to the Company Stock Plans as Parent and the Company may agree are appropriate to give effect to the Merger.

    (b) The adjustments provided herein with respect to any Stock Options that are "incentive stock options" as defined in Section 422 of the Code shall be and are intended to be effected in a manner which is consistent with
       Section 424(a) of the Code.

    (c) At the Effective Time, by virtue of the Merger and without the need of any further corporate action, Parent shall assume the Company Stock Plan, with the result that all obligations of the Company under the Company Stock Plan, including with respect to Stock Options and Permitted Interim Period Stock Options outstanding at the Effective Time, shall be obligations of Parent following the Effective Time.

    (d) Within 30 days after the Closing Date, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering a number of shares of Parent Common Stock equal to the number of shares subject to the Adjusted Options. Such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) as long as any Adjusted Options may remain outstanding.

    (e) As soon as practicable and in any event within 30 days after the Effective Time, Parent shall deliver to the holders of Stock Options and Permitted Interim Period Stock Options appropriate notices setting forth such holders' rights pursuant to the Company Stock Plan and the agreements evidencing the grants of such Stock Options and Permitted Interim Period Stock Options and that such Stock Options and Permitted Interim Period Stock Options and agreements have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.04 after giving effect to the Merger).

    (f) A holder of an Adjusted Option may exercise such Adjusted Option in whole or in part in accordance with its terms by delivering a properly executed notice (in the form to be specified by Parent) of exercise to Parent, together with the consideration therefor and the Federal withholding tax information, if any, required in accordance with the related Company Stock Plan.

    (g) Except as otherwise contemplated by this Section 6.04 and except to the extent required under the respective terms of the Stock Option, the Permitted Interim Period Stock Options or Company Stock Plan, all restrictions or limitations on transfer with respect to Stock Options and Permitted Interim Period Stock Options awarded under the Company Stock Plans or any other plan, program or arrangement of the Company, to the extent that such restrictions or limitations have not already lapsed, shall remain in full force and effect with respect to such Stock Options and Permitted Interim Period Stock Options after giving effect to the Merger and the assumption by Parent as set forth above.

    (h) As soon as practicable following the date of this Agreement, the Company shall use its best efforts to cause all the holders of Warrants to exercise all outstanding Warrants into Company Capital Stock.

    (i) If, notwithstanding the Company's compliance with Section 6.04(h), any Warrants remain outstanding at the Effective Time, then, at the Effective Time, by virtue of the Merger and without the need for any further corporate action, each Warrant outstanding immediately prior to the Effective Time shall be automatically converted into a warrant to acquire, on the same terms and conditions as were applicable under such Warrant, a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the number of shares of

       Parent Common Stock that the holder of such Warrant would have been entitled to receive pursuant to Section 2.01(c) if such Warrant had been exercised immediately prior to the Effective Time, at a price per share of Parent Common Stock equal to (A) the per share exercise price for the shares of Company Capital Stock otherwise purchasable pursuant to such Warrant divided by (B) the Common Exchange Ratio; PROVIDED, HOWEVER, that such exercise price shall be rounded up to the nearest whole cent; and PROVIDED FURTHER, HOWEVER, that no Warrants to purchase shares of Company Common Stock shall be assumed by Parent and so converted.

    (j) All shares of Restricted Stock shall, after conversion into shares of Parent Common Stock in accordance with Section 2.01(c), remain subject to the same vesting requirements and transfer restrictions as were applicable to such shares of Restricted Stock immediately prior to the Effective Time, and Parent shall assume and become entitled to exercise, at the Effective Time, the Company's right of repurchase with respect to all shares of Restricted Stock on the same terms and conditions as were applicable to such right of repurchase in favor of the Company immediately prior to the Effective Time.

    (k) This Section 6.04 shall survive the consummation of the Merger, is intended to benefit the holders of the Stock Options and Warrants and shall be enforceable by such persons.

    SECTION 6.05. FEES AND EXPENSES. Except as provided in Section 5.01(b), all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. Notwithstanding the foregoing, the Company and Parent agree that they shall each bear and pay one-half of (i) the expenses incurred by the parties hereto in connection with the filing, printing and mailing of the Form F-4 and the Information Statement contained therein and (ii) filing fees incurred by the parties hereto in connection with the filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby.

    SECTION 6.06. ADDITIONAL AGREEMENTS. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either the Company or Sub, the proper officers and directors of each party to this Agreement shall take all such necessary action.

    SECTION 6.07.  INDEMNIFICATION, EXCULPATION AND INSURANCE.

    (a) Except as prohibited by applicable law, from and after the Effective Time, Parent shall cause the Surviving Corporation to (and, in the event of the liquidation, dissolution or winding up of the Surviving Corporation, Parent shall) fulfill and honor in all respects any indemnification obligations of the Company owed to each person who is or was a director or officer of the Company at or prior to the Effective Time (the "Indemnified Parties") under (a) the Company Certificate and By-laws of the Company as in effect on the date hereof or (b) any indemnification agreements between the Company and any Indemnified Party. Except as prohibited by applicable law, the Certificate of Incorporation and By-laws of the Surviving Corporation will at all times during a period of not fewer than six years following the Effective Time, contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company Certificate and By-laws of the Company as in effect on the date hereof. In addition, from and after the Effective Time, directors and officers of the Company or any of its subsidiaries who become directors or officers of Parent will be entitled to the indemnity rights and protections afforded to directors and officers of Parent.

    (b) For six years after the Effective Time, Parent shall maintain in effect the directors' and officers' liability insurance policies currently maintained by the Company (to the extent such coverage may be obtained) covering acts or omissions occurring prior to the Effective Time with respect to those persons who are currently covered by the Company's directors' and officers' liability insurance policies on terms with respect to scope and amount of coverage no less favorable than those of the relevant policy in effect on the date of this Agreement; PROVIDED, HOWEVER, that Parent may substitute therefor policies of a reputable insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the insurance coverage otherwise required under this
       Section 6.07(b); PROVIDED FURTHER, HOWEVER, that in no event shall Parent be required to pay aggregate premiums for insurance under this
       Section 6.07(b) in excess of 150% of the amount of the aggregate premiums paid by the Company for coverage in 1999 for such purpose (which 1999 premiums are hereby represented and warranted by the Company to be $15,500), it being understood that if such coverage cannot be obtained for such 150% amount or less, then Parent shall nevertheless be obligated to provide such coverage in respect of such party hereto as may be obtained for such 150% amount relating to such party hereto.

    (c) This Section 6.07 shall survive the consummation of the Merger, is intended to benefit each Indemnified Party, shall be binding upon the successors and assigns of Parent and the Surviving Corporation, and shall be enforceable by the Indemnified Parties.

    SECTION 6.08. LITIGATION. The Company and Parent shall give each other prompt notice of and the opportunity to participate in the defense of, any Litigation against the Company or Parent and/or their respective directors relating to the transactions contemplated by this Agreement. Neither party shall settle or agree to settle any such litigation without the prior written consent of the other party, not to be unreasonably withheld or delayed.

    SECTION 6.09. TAX TREATMENT. Each of Parent, Sub and the Company shall use its reasonable best efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368(a)(1)(B) of the Code and to qualify for an exemption to gain recognition pursuant to Section 367(a) of the Code, and the Company shall use its reasonable best efforts to obtain the opinion of counsel referred to in Section 7.03(c), including the execution of the letters of representation referred to therein.

    SECTION 6.10. AFFILIATES. Prior to the Closing Date, the Company shall deliver to Parent a letter identifying all persons who may be deemed, in the Company's reasonable judgment, at the time this Agreement is submitted for approval and adoption to the Stockholders, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its reasonable efforts to cause each such person to deliver to Parent as promptly as practicable after the date of this Agreement a written agreement substantially in the form attached as Exhibit C hereto.

    SECTION 6.11.  EMPLOYEE BENEFITS.

    (a) During the six-month period following the Effective Time (the "Transition Period"), Parent shall cause the Surviving Corporation to either maintain the benefit programs provided by the Company and its subsidiaries in effect immediately prior to the Effective Time or replace all or any such programs with programs maintained for similarly situated employees of Parent, PROVIDED that the aggregate level of benefits provided during the Transition Period shall be substantially similar to the aggregate level of benefits provided by the Company and its subsidiaries before the Effective Time. To the extent that any plan of Parent or any of its affiliates (a "Parent Plan") becomes applicable to any employee or former employee of the Company or its subsidiaries, Parent shall grant, or cause to be granted, to such employees or former employees credit for their service with the Company and its subsidiaries for the purpose of determining eligibility to participate and nonforfeitability of benefits under such Parent Plan and for purposes of benefit accrual under vacation and severance pay plans (but only to the extent such service was credited under similar plans of the Company and its subsidiaries).

    (b) With respect to any welfare benefit plan of Parent or its affiliates made available to individuals who immediately prior to the Closing Date were employees of the Company or any of its Subsidiaries, Parent shall, or shall cause the Surviving Corporation to, waive any waiting periods, pre-existing condition exclusions and actively-at-work requirements to the extent such provisions were inapplicable under the Company Plans immediately before such plan of Parent was made available and provide that any expenses incurred on or before the date such plan was made available by any such individual or such individual's covered dependents shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

    SECTION 6.12.  PARENT BOARD OF DIRECTORS.

    (a) The Board of Directors of Parent shall take such action as may be necessary (including increasing the size of the Board of Directors of Parent to thirteen directors) to appoint to the Board of Directors of Parent as of the Effective Time four persons designated by the Board of Directors of the Company (which designees shall include John Sims and at least one resident of Canada (within the meaning of the OBCA)) and reasonably acceptable to the Board of Directors of Parent, subject in each case to obtaining the required consent of the TSE, which shall be diligently pursued. The Board of Directors of the Company shall inform the Board of Directors of the Parent of the names of such designees as soon as practicable following the date of this Agreement, and a designated sub-committee of the Board of Directors of Parent shall review the qualifications of such designees (including through conducting personal interviews). A reasonable time prior to the expected Effective Time, the Board of Directors of Parent shall notify the Board of Directors of the Company whether or not it has approved of such designees, which approval shall not be unreasonably withheld. If the Board of Directors of Parent notifies the Board of Directors of the Company that it has not approved of a designee, the Board of Directors of the Company shall supply the Board of Directors of Parent with the name of an alternate designee as soon as practicable following receipt of such notification.

    (b) The Board of Directors of Parent shall take such action as may be necessary to appoint one designee of the Company to the governance committee of the Board of Directors of Parent effective at the first meeting of the Board of Directors following the Effective Time.

    (c) This Section 6.12 shall survive consummation of the Merger, is intended to benefit each designee of the Company referred to in the first sentence of Section 6.12(a), shall be binding upon the successors and assigns of Parent, and shall be enforceable by each such designee.

                                  ARTICLE VII
                                   CONDITIONS

    SECTION 7.01.  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
MERGER. The respective obligation of each party hereto to effect the Merger shall be subject to the satisfaction or waiver by each of the Parties hereto on or prior to the Closing Date of the following conditions:

    (a) SHAREHOLDER APPROVAL. The Company Stockholder Approval shall have been obtained.

    (b) FORM F-4. The Form F-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

    (c) EXCHANGE LISTING. The shares of Parent Common Stock to be issued in the Merger and issuable in connection with the Adjusted Options and the Warrants shall have been conditionally approved for listing on the TSE (subject to the customary requirements of such exchange) and Nasdaq, subject only to official notice of issuance.

    (d) HSR ACT. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or expired.

    (e) NO INJUNCTIONS OR RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order, writ, decree, judgment or stipulation issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, "Legal Restraints") preventing the consummation of the Merger shall be in effect.

    SECTION 7.02. CONDITIONS OF OBLIGATIONS OF PARENT AND SUB. The obligations of Parent and Sub to effect the Merger shall be subject to the satisfaction or waiver by Parent and Sub on or prior to the Closing Date of the following conditions:

    (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company contained in this Agreement that are qualified as to materiality or material adverse effect shall be true and correct, and the representations and warranties of the Company contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date). Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

    (b) PERFORMANCE OF OBLIGATIONS. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

    (c) NO LITIGATION. There shall not be pending or threatened any suit, action or proceeding brought by any Governmental Entity, or any suit, action or proceeding with a reasonable probability of success brought by any other third party,

        (i) seeking to restrain or prohibit the consummation of the Merger;

        (ii) seeking to prohibit or limit in any material respect the ownership or operation by the Company, Parent or any of their respective affiliates of a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, or to require any such person to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as a result of the Merger; or

       (iii) seeking to prohibit Parent or any of its affiliates from effectively controlling in any material respect the business or operations of the Company or its subsidiaries.

    (d) LEGAL RESTRAINT. No Legal Restraint that could reasonably be expected to result, directly or indirectly, in any of the effects referred to in clauses (i) through (iii) of paragraph (c) of this Section 7.02 shall be in effect.

    (e) APPRAISAL SHARES. No more than 5% of the shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be Appraisal Shares.

    (f) EMPLOYMENT AGREEMENTS AND THE EMPLOYMENT TERMS LETTERS. Each of the Employment Agreements and the Employment Terms Letters shall be in full force and effect.

    (g) INDEMNIFICATION AND ESCROW AGREEMENT. The Indemnification and Escrow Agreement in the form attached hereto as Exhibit B shall have been executed by the Company, the Escrow Agent and the Representative.

    (h) RESALE RESTRICTION AGREEMENT. Each person (other than those persons listed in Section 7.02(h) of the Company Disclosure Schedule) who holds 100,000 or more shares of Company Capital Stock (assuming for this purpose the exercise of all Stock Options held by such person and the exercise in full for cash of all Warrants held by such person) shall have entered into a Resale Restriction Agreement and all the Resale Restriction Agreements shall be in full force and effect.

    (i) PERMITTED INTERIM PERIOD STOCK OPTIONS. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to the effect that the options to acquire Company Common Stock issued from the date of this Agreement until the Effective Time that were intended to be Permitted Interim Period Stock Options satisfied the criteria set forth in Section 5.01(a)(xii)(F) hereof.

    (j) NO MATERIAL ADVERSE EFFECT. No material adverse effect on the Company shall have occurred.

    (k) CONVERSION OF COMPANY PREFERRED STOCK. All issued and outstanding shares of Company Preferred Stock shall have been converted by the holders thereof into shares of Company Common Stock in accordance with the Company Certificate.

    (l) TERMINATION OF COMPANY INVESTOR AGREEMENTS. All Company Investor Agreements shall have been terminated.

    SECTION 7.03. CONDITIONS OF OBLIGATIONS OF THE COMPANY. The obligation of the Company to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions unless waived by the
Company:

    (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Parent contained in this Agreement that are qualified as to materiality or material adverse effect shall be true and correct, and the representations and warranties of the Parent contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date). The Company shall have received a certificate signed on behalf of Parent by an authorized signatory of Parent to such effect.

    (b) PERFORMANCE OF OBLIGATIONS. Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior the Closing Date. The Company shall have received a certificate signed on behalf of Parent by an authorized signatory of Parent to such effect.

    (c) TAX OPINION. The Company shall have received from Brobeck, Phleger & Harrison LLP, counsel to the Company, on the Closing Date, an opinion, dated as of such date and stating that the Merger qualifies for Federal income tax purposes as a "reorganization" within the meaning of
       Section 368(a)(1)(B) of the Code, that Parent, Sub and the Company will each be a party to that reorganization within the meaning of
       Section 368(b) of the Code and no gain or loss will be recognized by the stockholders of the Company who exchange Company Capital Stock solely for Parent Common Stock pursuant to the Merger (except with respect to (i) cash received in lieu of fractional shares or (ii) stockholders of the Company who are not Eligible Company Shareholders). The issuance of such opinion shall be conditioned upon the receipt by such counsel of customary representation letters from each of the Company and Parent, which shall be in a form reasonably acceptable to such counsel.

    (d) REGISTRATION RIGHTS AGREEMENT. The Registration Rights Agreement substantially in the form attached hereto as Exhibit D shall have been executed and delivered by Parent.

    (e) NO MATERIAL ADVERSE EFFECT. No material adverse effect on Parent shall have occurred.

    SECTION 7.04. FRUSTRATION OF CLOSING CONDITIONS. None of the Company, Parent or Sub may rely on the failure of any condition set forth in
Section 7.01, 7.02 or 7.03, as the case may be, to be satisfied if such failure was caused by such party's failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 6.03.

                                  ARTICLE VIII
                           TERMINATION AND AMENDMENT

    SECTION 8.01. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time:

    (i) by mutual consent of Parent and the Company;

    (ii) by either Parent or the Company if the other party shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach (i) would give rise to the failure of a condition to the obligation of such party set forth in
         Article VII of this Agreement and (ii) has not been, or is incapable of being, cured by such other party within 30 calendar days after such other party receives written notice of such breach from Parent or the Company, as the case may be;

   (iii) by either Parent or the Company if any Legal Restraint preventing the consummation of the Merger shall have become final and nonappealable;

    (iv) by either Parent or the Company if the Company Stockholder Approval shall not have been obtained at the Company Stockholders' Meeting or at any adjournment or postponement thereof; or

    (v) by either Parent or the Company if the Merger shall not have been consummated on or before March 31, 2001; PROVIDED, HOWEVER, that the right to terminate this Agreement pursuant to this clause (v) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the Merger to be consummated by such time.

    SECTION 8.02. EFFECT OF TERMINATION. In the event of a termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Sub or the Company or their respective officers or directors, except with respect to any willful breach of any representation, warranty, covenant or agreement contained in this Agreement prior to such termination; and except that Section 6.05, this Section 8.02,
Article IX and the penultimate sentence of Section 6.02 shall continue in effect.

    SECTION 8.03. AMENDMENT. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors prior to the Effective Time, but no amendment shall be made which by law requires further approval by the stockholders of Parent or the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

    SECTION 8.04. EXTENSION; WAIVER. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and
(iii) waive compliance of the other party with any of the agreements or conditions to its obligations contained herein. Any agreement on the part of the party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                   ARTICLE IX
                                 MISCELLANEOUS

    SECTION 9.01. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties and covenants of the Company set forth in Sections 3.03 and 5.01 shall not terminate. The other representations and warranties and the covenants of the Company in this Agreement and in any instrument delivered pursuant to this Agreement shall survive for a period of fifteen months after the Effective Time for purposes of the Escrow Agreement. No representations or warranties of Parent or Sub shall survive the Effective Time.

    SECTION 9.02. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties to this Agreement at the following addresses (or at such other address for a party as shall be specified by like notice):

    (a) if to Parent or Sub, to

           724 Solutions Inc.
           4101 Yonge Street
           Toronto, Ontario
           Canada, M2P 1N6

           Attention: Mr. Christopher Erickson
                    President and General Counsel


           Telecopy: (416) 228-2456
           with a copy to:
           Ogilvy Renault
           77 King Street West
           Suite 2100, P.O. Box 141
           Royal Trust Tower
           Toronto-Dominion Centre
           Toronto, Ontario
           M5K 1H1


           Attention: Brian A. Ludmer, Esq.
           Telecopy: (416) 216-3930
           with a copy to:
           Cravath, Swaine & Moore
           Worldwide Plaza
           825 Eighth Avenue
           New York, NY 10019-7475

           Attention: Scott A. Barshay, Esq.
           Telecopy: (212) 474-3700

    (b) if to the Company, to

           Tantau Software, Inc.
           108 Wild Basin Road
           Austin, TX 78746

           Attention: Mr. John Reece
                    Vice President and Chief
                    Financial Officer

           Telecopy: (512) 329-0167

           with a copy to:

           Brobeck, Phleger & Harrison LLP
           4801 Plaza On the Lake
           Austin, TX 78746

           Attention: S. Michael Dunn, P.C.

           Telecopy: (512) 330-4001

    SECTION 9.03.  DEFINITIONS.  For purposes of this Agreement:

    (a) an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person and, for purposes of Section 3.10(e) only, shall include (i) any director or officer of such person and (ii) any person owning 5% or more of the voting securities of such person;

    (b) "knowledge" of any person that is not an individual means the knowledge of such person's executive officers after reasonable inquiry and investigation.

    (c) "material adverse effect" means, when used in connection with the Company or Parent, any state of facts, change, effect, condition, development, event or occurrence that has been, is or is reasonably likely to be, materially adverse to the business, assets, financial condition or results of operations of such party and its subsidiaries, taken as a whole, other than any state of facts, change, effect, condition, development, event or occurrence (A) arising directly as a result of material changes in (1) general economic or business conditions in the e commerce and m commerce software and applications development market or (2) economic conditions in the United States generally or
       (B) resulting from the announcement of this Agreement or the effects of the pendency of the transactions contemplated by this Agreement;

    (d) "person" means an individual, corporation, company, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity; and

    (e) a "subsidiary" of any person means another person, an amount of the voting securities or other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person.

    SECTION 9.04. ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES; RIGHTS OF OWNERSHIP. This Agreement (including the documents and the instruments referred to herein) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) except as expressly set forth in Sections 6.04, 6.08 and 6.13 of this Agreement, are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

    SECTION 9.05. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

    SECTION 9.06. PUBLICITY. Except as otherwise required by law or the rules of the TSE or the National Association of Securities Dealers, Inc., for so long as this Agreement is in effect, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld. The parties hereto have agreed upon the form of a joint press release announcing the execution of this Agreement and the transactions contemplated hereby.

    SECTION 9.07. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of law (including by merger, amalgamation or consolidation) or otherwise by any of the parties hereto without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to Parent or to any direct or indirect wholly owned subsidiary of Parent; PROVIDED, HOWEVER, that prior to any such assignment, Parent shall deliver to the Company a written opinion from Cravath, Swaine & Moore to the effect that such assignment will not affect the Tax treatment of the Merger contemplated by this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

    SECTION 9.08. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be a single agreement.

    SECTION 9.09. EXHIBITS AND SCHEDULES; INTERPRETATION. The headings contained in this Agreement or in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules annexed to this Agreement or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit to this Agreement but not otherwise defined herein, shall have the meaning as defined in this Agreement. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule, such reference shall be to a Section or Article of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. For all purposes hereof, (a) the words "include", "includes" and "including" shall be deemed followed by the words "without limitation", (b) the words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement and (c) the word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean "if".

    SECTION 9.10. CONSENT TO JURISDICTION. Each of the parties hereto irrevocably and unconditionally submits to the exclusive jurisdiction of
(a) the New York State court sitting in New York, New York and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby (and each agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such courts). Each of the parties hereto further agrees that service of any process, summons, notice or document by U.S. registered mail to such person's respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (a) any New York State court sitting in New York, New York or (b) the United States District Court for the Southern District of New York, or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

    SECTION 9.11. WAIVER OF JURY TRIAL. Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any Litigation directly or indirectly arising out of, under or in connection with this Agreement. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any such Litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 9.11.

    SECTION 9.12. ENFORCEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York or in any New York State court sitting in New York, New York, this being in addition to any other remedy to which they are entitled at law or in equity.

    IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                                       724 SOLUTIONS INC.

                                                       By:  /s/ CHRISTOPHER ERICKSON
                                                            -----------------------------------------
                                                            Name: Christopher Erickson
                                                            Title:  President

                                                       SATURN MERGER SUB, INC.

                                                       By:  /s/ CHRISTOPHER ERICKSON
                                                            -----------------------------------------
                                                            Name: Christopher Erickson
                                                            Title:  President

                                                       TANTAU SOFTWARE, INC.

                                                       By:  /s/ JOHN REECE
                                                            -----------------------------------------
                                                            Name: John Reece
                                                            Title:  Vice President and
                                                                  Chief Financial Officer

                                   EXHIBIT A
                      FORM OF RESALE RESTRICTION AGREEMENT
         [SET FORTH AS ANNEX C TO THE INFORMATION STATEMENT/PROSPECTUS]

                                   EXHIBIT B
                  FORM OF INDEMNIFICATION AND ESCROW AGREEMENT
         [SET FORTH AS ANNEX D TO THE INFORMATION STATEMENT/PROSPECTUS]

                                   EXHIBIT D
                     FORM OF REGISTRATION RIGHTS AGREEMENT
               [FILED AS EXHIBIT 10.11 TO REGISTRATION STATEMENT
          OF WHICH THIS INFORMATION STATEMENT/PROSPECTUS FORMS A PART]

                                                                         ANNEX B

                            FORM OF VOTING AGREEMENT

    THIS VOTING AGREEMENT (this "Agreement") is entered into as of     -    ,
2000 by and between 724 Solutions Inc., a corporation amalgamated under the laws of Ontario ("Parent"), and the undersigned shareholder (the "Shareholder") of Tantau Software, Inc., a Delaware Corporation (the "Company").

                                    RECITALS

    A. This Agreement is entered into in connection with the Agreement and Plan of Merger, dated as of November 29, 2000, among Parent, the Company and Saturn Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Saturn Merger Sub"), as the same may be amended (the "Merger Agreement"), pursuant to which Saturn Merger Sub will be merged with and into the Company. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

    B. Shareholder is the registered and beneficial owner of such number of shares of Company Capital Stock as is indicated on the signature page of this Agreement under the heading "Total Number of Shares of Company Capital Stock Owned on the Date Hereof" (such shares, together with any other shares of Company Capital Stock acquired by the Shareholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, warrants or similar instruments) being collectively referred to as the "Shares") and the Shareholder desires to make the Shares subject to the terms of this Agreement.

    C. Pursuant to the Merger Agreement, at the Effective Time, each outstanding share of Company Capital Stock will, subject to
Section 2.01(c)(ii) of the Merger Agreement, be converted into the right to receive a number of fully paid and nonassessable common shares, no par value, of Parent (the "Parent Common Stock") equal to the Common Exchange Ratio, and cash in lieu of any fractional shares thereof.

    D. Shareholder is entering into this Agreement as a material inducement to, and in consideration of, Parent's willingness to enter into the Merger Agreement.

                                   AGREEMENT

    NOW, THEREFORE, in consideration of the promises and the mutual agreements, provisions and covenants set forth in the Merger Agreement and in this Agreement, it is hereby agreed as follows:

    1. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. The Shareholder hereby represents and warrants to Parent as of the date hereof in respect of himself, herself or itself as follows:

    (a) AUTHORITY; EXECUTION AND DELIVERY; ENFORCEABILITY. The Shareholder has all requisite power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The Shareholder has duly executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms. The execution and delivery by the Shareholder of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or the Shares are bound. If the Shareholder is a natural person and is married and the Shares constitute community property of the Shareholder or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Shareholder's spouse, enforceable against such spouse in accordance with its terms.

    (b) THE SHARES. The Shareholder is the record holder of and beneficial owner of, or is the trustee of a trust that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good and marketable title to, the Shares, free and clear of any liens, claims, options, charges or other encumbrances other than repurchase rights in favor of the Company for unvested shares. The Shareholder does not own, of record or beneficially, any outstanding shares of Company Capital Stock other than the Shares. The Shareholder has the sole right to vote the Shares, and except as contemplated by this Agreement, none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Shares.

    2. AGREEMENT TO RETAIN SHARES. Shareholder agrees not to directly or indirectly offer, sell, assign, transfer, encumber, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise dispose of (including by gift), any Shares or any securities convertible into or exercisable or exchangeable for Shares or publicly disclose the intention to make any such offer, sale, assignment, transfer, pledge, grant or disposal ("Transfer"), or deposit any Shares into a voting trust or grant a proxy or enter into an agreement of any kind with respect to the voting of any Shares, other than pursuant to the Proxy (as defined in Section 4) at any time prior to the Expiration Date (as defined in the Proxy).

    3. AGREEMENT TO VOTE SHARES. Prior to the earlier to occur of (i) the Effective Time of the Merger, and (ii) termination of the Merger Agreement, at every meeting of the shareholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written resolution of the shareholders of the Company with respect to any of the following, Shareholder shall vote all Shares in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger.

    4. IRREVOCABLE PROXY. Contemporaneously with the execution of this Agreement, Shareholder is delivering to Parent a duly executed proxy in the form attached hereto as EXHIBIT A (the "Proxy") with respect to each and every meeting of the shareholders of the Company or action or approval by written resolution of the shareholders of the Company prior to the Expiration Date relating to the approval and adoption of the Merger Agreement and the Merger and the other matters covered by this Agreement, such Proxy to cover all Shares in respect of which Shareholder is entitled to vote at any such meeting or in connection with any such written consent.

    5. NO SOLICITATION. Until the Expiration Date, Shareholder will not (and will use Shareholder's best efforts to cause the Company, its affiliates, officers, directors and employees and any investment banker, attorney, accountant or other agent retained by Shareholder or them, not to):
(i) initiate or solicit, directly or indirectly, any proposal, plan or offer to acquire all or any substantial part of the business or properties or capital stock of the Company, whether by merger, purchase of assets, tender offer or otherwise, or to liquidate the Company or otherwise distribute to the shareholders of the Company all or any substantial part of the business, properties or capital stock of the Company (each, an "Acquisition Proposal");
(ii) initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Acquisition Proposal; (iii) furnish non-public information concerning the Company's business, properties or assets to any corporation, partnership, person or other entity or group (other than Parent, or any associate, agent or representative of Parent) under any circumstances that could reasonably be expected to result in an Acquisition Proposal; or (iv) negotiate or enter into discussions or an agreement, directly or indirectly, with any entity or group with respect of any potential Acquisition Proposal. In the event Shareholder shall receive or become aware of any Acquisition Proposal subsequent to the date hereof, Shareholder shall promptly inform Parent as to any such matter and the details thereof.

    6. AFFILIATE AGREEMENT. If, at the time the Merger Agreement is submitted for adoption by the shareholders of the Company, the Shareholder is an "affiliate" of Target for purposes of Rule 145 under the Securities Act, the Shareholder shall deliver to Parent at or prior to the Closing a written agreement substantially in the form attached as Exhibit C to the Merger Agreement.

    7. ADDITIONAL DOCUMENTS; PRIOR AGREEMENTS. Shareholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the purpose and intent of this Agreement. Shareholder also agrees that all the shares of Parent Common Stock issued in the Merger (including any cash paid in lieu of fractional shares) shall be deemed to satisfy all rights pertaining to the Company Capital Stock and any other rights or agreements relating thereto shall be of no further force or effect, except as otherwise contemplated by the Merger Agreement.

    8. CONFIDENTIALITY. Shareholder agrees (i) to hold any information regarding this Agreement and the Merger in strict confidence, and (ii) not to divulge any such information to any third person, until such time as the Merger has been publicly disclosed by Parent or Shareholder is legally compelled to disclose such information.

    9.  MISCELLANEOUS.

    (a) AMENDMENT AND MODIFICATION. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

    (b) ASSIGNMENT. This Agreement will be binding upon, and inure to the benefit of, the persons or entities who are permitted, by the terms of this Agreement, to be successors, assigns, transferees and personal representatives of the respective parties hereto.

    (c) COSTS OF ENFORCEMENT. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings or otherwise, the non-prevailing party will pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' and experts' fees.

    (d) COUNTERPART EXECUTION; FACSIMILE DELIVERY. This Agreement may be executed in several counterparts and delivered by facsimile, each of which shall be an original, but all of which together shall constitute one and the same agreement.

    (e) EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

    (f) ENTIRE AGREEMENT. This Agreement and the exhibits hereto contains the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

    (g) GOVERNING LAW. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of New York, without regard to conflict of laws. Each of the parties hereto irrevocably consents to the jurisdiction of any court located within the State of New York or the State of New York, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of New York for such persons and waives and covenants not to assert or plead any objection that they might otherwise have to such jurisdiction and such process. EACH OF THE PARTIES IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT OR OTHER TRANSACTION AGREEMENTS.

    (h) NOTICES. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by registered or certified mail, postage prepaid, as follows:

            IF TO THE SHAREHOLDER, at the address set forth below the Shareholder's signature at the end hereof.

       with a copy to:

           Brobeck, Phleger & Harrison LLP
           4801 Plaza on the Lake
           Austin, TX 78746
           Attn: S. Michael Dunn, Esq.

           Fax: (512) 330-4001
           Phone: (512) 330-4030

       IF TO PARENT:

           724 Solutions Inc.
           4101 Yonge Street, Suite 702
           Toronto, Ontario M2P 1N6
           Canada

           Attn: Jay Howard, Legal Counsel
           Fax: (416) 228-8199
           Phone: (416) 226-2900

       with a copy to:

           Cravath, Swaine & Moore
           Worldwide Plaza
           825 Eighth Avenue
           New York, New York 10019-7475
           Attn: Scott A. Barshay, Esq.
           Fax: (212) 474-3700
           Phone: (212) 474-1000

       and

           Oglivy Renault
           Suite 2100, P. O. Box 141
           Royal Trust Tower, TD Centre
           Toronto, Ontario M5K 1H1
           Attn: Brian Ludmer
           Fax: (416) 216-3930
           Phone: (416) 216-4000

       IF TO THE COMPANY:

           Tantau Software, Inc.
           108 Wild Basin Road, Suite 110
           Austin, TX 78746
           Attn: John Sims, CEO
           Fax: (512) 329-0167
           Phone: (512) 306-4201
       with a copy to:

           Brobeck, Phleger & Harrison LLP
           4801 Plaza on the Lake
           Austin, TX 78746
           Attn: S. Michael Dunn, Esq.

           Fax: (512) 330-4001
           Phone: (512) 330-4030

       or to such other address as any party hereto may designate for itself by notice given as herein provided.

               (i) SEVERABILITY. If any provision of this Agreement is held to be unenforceable for any reason, such provision and all other related provisions shall be modified rather than voided, if possible, in order to achieve the intent of the parties to this Agreement to the extent possible. In any event, all other unrelated provisions of this Agreement shall be deemed valid and enforceable to the full extent.

               (j) SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and the Shareholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

               (k) TERMINATION. This Agreement shall terminate upon the earlier to occur of (i) the Effective Time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

                            [SIGNATURE PAGE FOLLOWS]

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                          724 SOLUTIONS INC.

                                          By: __________________________________

                                            Its

                                          SHAREHOLDER:

                                          ______________________________________

                                          Name:

                                          Address: _____________________________
                                                ________________________________
                                                ________________________________

                                          Fax: _________________________________

                                          SPOUSE OF SHAREHOLDER
                                          (if an individual):

                                          ______________________________________

                                          Name:

                                          Address: _____________________________
                                                ________________________________
                                                ________________________________

                                          Fax: _________________________________

Total Number of Shares of Company Capital Stock Owned on the Date Hereof:


Company Common Stock:
                                        --------------------------------------------------------

Series A Preferred Stock:
                                        --------------------------------------------------------

Series B Preferred Stock:
                                        --------------------------------------------------------

State or Country of Residence:
                                        --------------------------------------------------------

                      [SIGNATURE PAGE TO VOTING AGREEMENT]

                                   EXHIBIT A
            IRREVOCABLE PROXY TO VOTE STOCK OF TANTAU SOFTWARE, INC.

    The undersigned shareholder of Tantau Software, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Delaware General Corporation Law) appoints the members of the Board of Directors of 724 Solutions Inc., a corporation amalgamated under the laws of Ontario ("Parent"), and each of them, or any other designee of Parent, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy until the Expiration Date (as defined below). The Shares beneficially owned by the undersigned shareholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date.

    This Irrevocable Proxy is irrevocable (to the fullest extent provided in the Delaware General Corporation Law), is coupled with an interest, including, but not limited to, that certain Voting Agreement dated as of even date herewith by and among Parent and the undersigned, and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger, among Parent, the Company and Saturn Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), as may be amended (the "Merger Agreement"), which agreement provides for the merger of Merger Sub with and into the Company (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and
(ii) the date of termination of the Merger Agreement.

    The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting as follows: (a) in favor of approval of the Merger and the Merger Agreement and the transactions contemplated thereby and (b) in favor of any matter that could reasonably be expected to facilitate the Merger.

    The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

    All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

                            [SIGNATURE PAGE FOLLOWS]

This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated: December   -  , 2000

                                        SHAREHOLDER:

                                        ________________________________________

                                        Name:

                                        Address: _______________________________

                                               _________________________________

                                               _________________________________

                                        Fax:    ________________________________

Total Number of Shares of Company Capital Stock beneficially owned on the date hereof:

Company Common Stock:
                                ------------------------------------------------------------

Series A Preferred Stock:
                                ------------------------------------------------------------

Series B Preferred Stock:
                                ------------------------------------------------------------

State or Country of Residence:
                                ------------------------------------------------------------

                     [SIGNATURE PAGE TO IRREVOCABLE PROXY]

                                                                         ANNEX C

                      FORM OF RESALE RESTRICTION AGREEMENT

    THIS RESALE RESTRICTION AGREEMENT (this "Agreement") is entered into as of
    - , 2000 by and between 724 Solutions Inc., a corporation amalgamated under the laws of Ontario ("Parent"), and the undersigned ("Holder").

                                    RECITALS

    A. This Agreement is entered into in connection with the Agreement and Plan of Merger, dated as of November 29, 2000, among Parent, Tantau Software, Inc., a Delaware corporation (the "Company"), and Saturn Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub") (as the same may be amended, the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

    B. Holder holds, and/or has options to acquire, shares of Company Capital Stock or other securities or contractual rights representing the right to acquire or subscribe for or which are exercisable for or convertible into or exchangeable for shares of Company Capital Stock (collectively, "Company Securities").

    C. Pursuant to the Merger Agreement, at the Effective Time, each outstanding share of Company Capital Stock will, subject to
Section 2.01(c)(ii) of the Merger Agreement, be converted into the right to receive a number of fully paid and non-assessable shares of Parent Common Stock, equal to the Common Exchange Ratio (the shares of Parent Common Stock issued to Holder in connection with the Merger being referred to herein as the "Merger Shares") and cash in lieu of any fractional shares thereof. All options to purchase shares of Company Common Stock then outstanding under the Company Stock Plan or granted outside the Company Stock Plan (the "Stock Options") will be assumed by Parent (as such, the "Assumed Options").

    D. The Merger Shares and the shares of Parent Company Stock issued upon the exercise of Assumed Options will be subject to contractual transfer restrictions, including a lock-up. Additionally, certain of such Merger Shares and certain of the Assumed Options and certain of the shares of Parent Common Stock issued upon exercise thereof will be subject to an escrow or cancellation, as applicable, as security for Holder's indemnity obligations under an Indemnification and Escrow Agreement to be entered by Parent, the Company, an escrow agent to be named therein and the Representative (as defined therein), which agreement will be in the form attached as Exhibit B to the Merger Agreement (the "Escrow Agreement").

    E. Holder is entering into this Agreement as a material inducement to, and in consideration of, Parent's willingness to consummate the transactions contemplated by the Merger Agreement.

                                   AGREEMENT

    NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in this Agreement, the parties mutually agree as follows:

1. REPRESENTATIONS, WARRANTIES AND COVENANTS. Holder hereby represents, warrants and covenants to Parent as follows:

    (a) OWNERSHIP OF TITAN SECURITIES. Holder now owns and will own immediately prior to the Effective Time (including shares held both beneficially and of record and shares held either beneficially or of record) such number of shares of Company Capital Stock and/or such number of Stock Options or other Company Securities as is set forth on
       SCHEDULE 1. Holder does not directly or indirectly own, either beneficially or of record, any shares of Company Capital Stock or rights to purchase or acquire or otherwise receive any shares of Company Capital Stock or Stock Options or other Company Securities, whether vested, unvested or subject to any other contingency, other than the shares of Company Capital Stock and/or Stock Options and/or other Company Securities listed on SCHEDULE 1.

    (b) ABSENCE OF LIENS AND ENCUMBRANCES. Except as provided on SCHEDULE 1 attached hereto, the shares of Company Capital Stock and/or the Stock Options and/or other Company Securities owned or held by Holder (including securities held both beneficially and of record and securities held either beneficially or of record) are now and at the Effective Time will be free and clear of all liens and encumbrances or third party rights of any kind, other than repurchase rights in favor of the Company with respect to unvested shares. None of the liens or encumbrances or other rights listed on SCHEDULE 1 will prevent, delay, alter or otherwise interfere with the transactions contemplated by the Merger Agreement or this Agreement or result in any cost (other than pursuant to the exercise of any repurchase right) to the Company, Parent, Merger Sub or the Surviving Corporation (collectively, an "Impeding Right"). Prior to Closing, Holder shall obtain any such lien or other right-holder's (other than the Company, Parent or Merger Sub) agreement in writing (in form and content satisfactory to Parent, in its discretion but acting reasonably and in good faith) to be bound by the terms of this Agreement and the Merger Agreement and Escrow Agreement, or in the absence of such written agreement, Holder shall discharge the liens and third party rights prior to Closing.

    (c) AUTHORITY, ENFORCEABILITY.

        (i) Holder has the authority, legal capacity and financial capability to enter into, execute, deliver and perform Holder's obligations under this Agreement (including, without limitation, the waiver and/or discharge of the third party liens or other rights required above). This Agreement constitutes a valid and binding obligation of Holder enforceable against Holder in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium, and other similar laws and equitable principles relating to or limiting creditors' rights generally and general equity principles.

        (ii) Holder (if not an individual) has, prior to the execution of this Agreement, delivered to Parent a Certificate of Trust, if Holder is a trust, or an Incumbency and Corporate Authority Certificate if Holder is a corporate entity or partnership (in the forms attached as Exhibits 1 and 2 hereto, respectively), certifying that Holder has the authority and power to execute this Agreement and the individual executing this Agreement has the authority to do so on Holder's behalf; provided that notwithstanding the above, in the event Parent has a reasonable belief that such certificate is materially untrue or contains a material misstatement of fact, Parent may demand additional reasonable evidence from such Holder as to such authority.

       (iii) The execution, delivery, and performance of this Agreement by Holder will not violate any other agreement to which Holder is a party, other than any violation that would not result in an Impeding Right. No consent, approval, authorization, order, registration or qualification of or by any person is required in connection with the execution, delivery and performance of this Agreement by Holder or the consummation of the transactions contemplated hereby, other than any consent, approval, authorization, order, registration or qualification that would not result in an Impeding Right.

        (iv) If Holder is a natural person and is married, and the Merger Shares or Assumed Options or the shares of Parent Common Stock issued upon the exercise thereof do or will constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, Holder's spouse, enforceable against such person in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium, and other similar laws and equitable principles relating to or limiting creditors' rights generally and general equity principles.

        (v) Holder has not, at any time, taken or been the subject of any action that may have an adverse effect on Holder's ability to comply with or perform Holder's covenants or obligations under this Agreement.

        (vi) There is no private or governmental action, suit, proceeding, claim, arbitration or investigation (collectively, a "Proceeding") pending, and no person has threatened to commence any Proceeding, that may have an adverse effect on the ability of Holder to either comply with or perform his covenants or obligations under this Agreement. To the knowledge of Holder, no event has occurred, and no claim, dispute or other condition or circumstance exists, that might reasonably be expected to directly or indirectly give rise to, or serve as a basis for, the commencement of any such Proceeding.

    (d) MERGER AGREEMENT; DISCLOSURE DOCUMENTS. Holder has received and carefully reviewed copies of the Merger Agreement, together with all exhibits and schedules thereto (including the Escrow Agreement), and has had the opportunity to discuss such Agreement and exhibits and schedules with counsel and other advisors.

    (e) ABSENCE OF CERTAIN CLAIMS. Holder hereby represents and warrants that holder does not currently have and represents, warrants, covenants and agrees that, effective at the Effective Time of the Merger, Holder will not have (with the exception of Holder's right of appraisal under applicable corporate law) any claims, demands, damages, actions, causes of action, suits or proceedings, fixed or contingent, matured or unmatured, of whatever nature, character, type or description that have been or in the future might be asserted by Holder (or by any other person as successor to Holder) against the Company, or any of its predecessors, successors or assigns, any past or present, direct or indirect, partner, subsidiary, or affiliated entity or corporation, or any past or present employee, agent, representative, attorney, officer, director or stockholder of the Company acting in its capacity as such an employee, agent, representative, attorney, officer, director or stockholder.

2.  TRANSFER RESTRICTIONS.

    (a) Holder may not, directly or indirectly:

        (i) sell, assign, transfer, encumber, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise dispose of;

        (ii) offer or publicly disclose the intention to make any such offer, sale, assignment, transfer, pledge, grant or disposal of; (including, in the case of investment funds, the distribution of assets of the fund to its members, participants, managers, owners or other stakeholders):

       (iii) exercise any or all rights to request or demand registration pursuant to the Securities Act of 1933, as amended, except to the extent expressly permitted under the Registration Rights Agreement to be entered into between Parent and certain of its stockholders in connection with the transactions contemplated by the Merger Agreement, which agreement will be substantially in the form of Exhibit G to the Merger Agreement (the "Registration Rights Agreement"), of;

        (iv) sell under a prospectus, registration statement or similar offering document, except to the extent expressly permitted under the Registration Rights Agreement, any of; or

        (v) enter into any swap, hedge, loan, securitization or other arrangement (collectively, a "Hedge") that transfers to another, in whole or in part, any of the economic consequences of ownership of,

       (collectively, "Transfer") any Company Securities or the Merger Shares or any shares of Parent Common Stock issued or issuable upon the exercise of Assumed Options, or Hedge the Holder's interest in any shares of Parent Common Stock underlying options to purchase shares of Parent Common Stock which may be granted to Holder, unless the resale restrictions under this
       SECTION 2 have been released or complied with, whether any such Transfer is to be settled by delivery of Company Securities, shares of Parent Common Stock, such other securities, in cash or otherwise. Notwithstanding the foregoing, Holder may Transfer such Merger Shares or shares of Parent Common Stock issued upon the exercise of Assumed
       Options: (i) if required by court order or by operation of law or in connection with the settlement of Holder's estate; (ii) to an immediate family member; (iii) to a trust solely controlled by and solely for the benefit of Holder and/or members of Holder's immediate family solely for tax or estate planning purposes (a "Qualifying Trust"), so long as such trust remains a Qualifying Trust; or (iv) to any corporation, partnership, limited liability company or other entity that, directly or indirectly, is wholly-owned by Holder together with members of Holder's immediate family and is wholly-controlled by Holder (a "Qualifying Entity"), so long as such entity remains a Qualifying Entity; provided that each transferee in respect of items (i), (ii), (iii) and
       (iv) agrees in writing to assume all the obligations of Holder under this Agreement, the Merger Agreement and the Escrow Agreement (for greater certainty, without releasing or reducing in any way the Holder's obligation to ensure compliance with this Agreement, the Merger Agreement and the Escrow Agreement). In addition, Holder may Transfer up to one-half of the Merger Shares received by Holder and up to one-half of all shares of Parent Common Stock issued pursuant to the Assumed Options held by Holder to his or her ex-spouse (or, if such Holder is a trust, to the ex-spouse of an affiliate of such Holder) pursuant to a valid, court-approved divorce decree or in connection with a valid and enforceable divorce settlement (provided, that for purposes of this Agreement a divorce settlement shall be deemed to be valid and enforceable upon filing with the applicable court), provided that such transferee agrees in writing to assume all obligations of Holder under this Agreement, the Merger Agreement and the Escrow Agreement with respect to all Merger Shares and other shares of Parent Common Stock so Transferred. None of the above provisions shall be deemed to prohibit Holder from exercising an option or a warrant to purchase shares of Parent Common Stock.

    (b) RESALE RESTRICTIONS. Holder shall not Transfer any Merger Shares or any shares of Parent Common Stock issued upon the exercise of Assumed Options or Hedge the Holder's interest in any shares of Parent Common Stock underlying options to purchase shares of Parent Common Stock which may be granted to Holder until after the 18 Month Reference Date (as defined below) ("Resale Restriction"), provided that portions of Holder's Share Consideration (as defined herein) shall be released from this Resale Restriction over time as provided in this section 2(b) (subject to earlier release in accordance with section 2(d)) and Holder shall be entitled to Transfer a maximum of:

        (i) 15% of the sum of (x) the number of Merger Shares issued to Holder at the Effective Time (which number includes the portion of Holder's Merger Shares that are held in escrow as security for Holder's indemnity obligations under the Escrow Agreement), (y) if applicable, the number of shares of Parent Common Stock issued to Holder upon the exercise of Assumed Options, and (z) if applicable, the number of shares of Parent Common Stock that may be issued to Holder upon the exercise of then vested but unexercised Assumed Options (the sum of these items being referred to herein as "Share Consideration") after the day which is three months from the Effective Time (the "Three Month Reference Date");

        (ii) (subject to adjustment in accordance with section 2(d)) an additional 15% of Holder's Share Consideration after the day which is six months from the Effective Time (the "Six Month Reference Date");

       (iii) (subject to adjustment in accordance with section 2(d)) an additional 15% of Holder's Share Consideration after the day which is nine months from the Effective Time (the "Nine Month Reference Date");

        (iv) (subject to adjustment in accordance with section 2(d)) an additional 15% of Holder's Share Consideration after the day which is 12 months from the Effective Time (the "12 Month Reference Date");

        (v) (subject to adjustment in accordance with section 2(d)) an additional 20% of Holder's Share Consideration after the day which is 15 months from the Effective Time (the "15 Month Reference Date"); and

        (vi) (subject to adjustment in accordance with section 2(d)) the final 20% of Holder's Share Consideration after the day which is 18 months from the Effective Time (the "18 Month Reference Date").

       The number of Merger Shares and the number of shares of Parent Common Stock issued upon the exercise of Assumed Options that Holder may Transfer at any time in accordance with this section 2(b) shall include all Merger Shares and shares of Parent Common Stock issued or issuable upon the exercise of vested Assumed Options previously made available for Transfer by this section 2(b) and not yet Transferred by Holder.

    (c) MAJOR STOCKHOLDERS SCHEDULE. At the Effective Time, Parent shall be required to deliver to the Shareholders' Agent (as defined below) a schedule certified by Parent's Chief Financial Officer (a "Schedule") setting forth, as at the date of the Schedule, with respect to Blue Sky Capital Corporation, Bank of Montreal, Bank of America Corporation, Citigroup Inc. and Sonera Corporation (and in each case, their respective subsidiaries other than broker-dealer, investment or securities dealer and similar entities) (collectively, the "Major Stockholders"), individually and in the aggregate: (I) the number of shares of Parent Common Stock beneficially owned by such Major Shareholders; (II) whether any such shares of Parent Common Stock have been Hedged; and
       (III) whether any such holding has been offset wholly or partially by the purchase of any option or contract to sell or the grant of any option, right or warrant to purchase, and, if so, the extent of such offset. For the avoidance of doubt, the number of Parent Shares beneficially owned by any of the Major Stockholders shall not include any Parent Shares held by such Majority Stockholder or any subsidiary thereof, including without limitation, any such subsidiary which is a broker-dealer, investment or securities dealer or similar entity, in respect of which such Major Stockholder or subsidiary (i) is noted as the holder of record of such Parent Shares and does not have any beneficial ownership interest therein, or (ii) is holding such Parent Shares as collateral security for the payment, performance or discharge of any debt, liability or obligation (direct or indirect, contingent or otherwise) made in good faith. The aggregate amount by which the collective ownership of the Major Stockholders as at the Effective Time (item (I) above) exceeds the aggregate number of shares indicated with respect to items (II) and
       (III) above on the Schedule delivered at the Effective Time is hereinafter referred to as the "Baseline Major Stockholder Position" and such net result with respect to any other Schedule is hereinafter referred to as the "Net Position of the Major Stockholders" as at the current date of the particular Schedule in question. Parent shall also be required to deliver to the Shareholders' Agent an updated Schedule in respect of the Major Stockholders' holdings of shares of Parent Common Stock within five business days after the Three Month Reference Date (with information current to the Three Month Reference Date), and monthly (within five business days of the date to which the Schedule is made up) thereafter until the 18 Month Reference Date. For purposes of assembly of the information to be disclosed on a Schedule, Parent shall use its reasonable best efforts to obtain such information from responsible officials of the Major Stockholders, but shall not be liable in any way for any inaccuracy in any Schedule (unless caused by the willful misconduct or bad faith of Parent). All such Schedules shall be accompanied by a statement by Parent of the applicability of section 2(d), if any, to the Schedule then being delivered, together with details (if applicable) of the effect of such application. In addition, Parent shall deliver a Schedule, for informational purposes only (for greater certainty without application to Section 2(d)) within five business days of the end of the first and second monthly periods after the Effective Time. For avoidance of doubt, the Baseline Major Stockholder Position will not, but any Schedule subsequently delivered will, include shares of Parent Common Stock acquired, directly or indirectly, by any of the Major Shareholders after the Effective Time.

    (d) ACCELERATED RELEASE FROM RESALE RESTRICTION AS A RESULT OF CERTAIN SALES, HEDGING OR OTHER DISPOSITIONS OF SHARES OF PARENT COMMON STOCK BY THE MAJOR STOCKHOLDERS. Notwithstanding the provisions of section 2(b) hereof, if the Net Position of the Major Stockholders (adjusted for any intervening splits, consolidations, capital reorganizations or other such events pertaining to shares of Parent Common Stock) disclosed on a Schedule delivered to the Shareholders' Agent in accordance with this Agreement at any time after the Three Month Reference Date has declined from the Baseline Major Stockholder Position at a rate that is greater than the aggregate percentage of Holder's Share Consideration in respect of which the Resale Restriction shall have been released at the end of the immediately preceding post-Closing quarter (as adjusted for all previous applications of this section 2(d), if any), then Holder shall be entitled to Transfer, during the then current quarterly period, additional portions of Holder's Share Consideration in such quantum as would result in the cumulative release from the Holder's Resale Restriction (through the operation of section 2(b) and the current and all previous applications of this section 2(d)) of a percentage of Holder's Share Consideration that is equal to the cumulative percentage reduction in the Baseline Major Stockholder Position indicated by the
       Schedule in question. In such event, the next pending release from the Resale Restriction (and, if applicable additional scheduled releases in order of maturity) shall be correspondingly reduced and section 2(b) shall be deemed to be so amended to reflect the acceleration (and related reduction(s)) of the relevant portion of the remaining scheduled releases. Examples of the application of this section 2(d) are set out on
       Schedule 2 attached hereto. If the Shareholders' Agent determines that this section 2(d) applies to a particular Schedule delivered by Parent in a manner different than that indicated by Parent in the statement accompanying the Schedule, the matter shall be resolved by arbitration in accordance with the Commercial Arbitration Rules then in effect of the American Arbitration Association.

    (e) COMPLIANCE WITH LAWS. Holder will observe and comply with the Securities Act and the General Rules and Regulations thereunder, as well as the applicable securities laws, regulations and rules of each of the Provinces of Canada (and the related Rules, Policies and other pronouncements of the Canadian Securities Administrators) as now in effect and as from time to time amended and including those hereafter enacted or promulgated, in connection with any Transfer of the Merger Shares, the shares of Parent Common Stock issued upon the exercise of Assumed Options or any part thereof.

    (f) OTHER TRANSFER RESTRICTIONS. In the event that Parent elects to conduct an underwritten follow-on public offering of shares of Parent Common Stock (whether a primary, secondary or combined primary and secondary offering) at any time during the four year period commencing at Closing, Holder shall enter into any lock-up agreements requested by the underwriters at the same time, on the same terms and to the same extent as requested by the underwriters from the Major Stockholders (or, if applicable, from any future shareholder of Parent which holds more shares of Parent Common Stock than any one of the Major Stockholders) and agreed to by the majority of such significant shareholders. For greater certainty, the time periods contemplated by section 2(b) shall continue to run during the term of any such lock-up agreement, and additional shares of Parent Common Stock may, during such term, become eligible for resale after the expiry of the lock-up agreement, though the Transfer may be prohibited during the term of the particular lock-up agreement.

    (g) AUTHORIZATION. To the extent consistent with this Agreement, Holder authorizes Parent to cause Parent's transfer agent to decline to Transfer and/or to note stop-transfer restrictions on the transfer books and records of Parent with respect to any Merger Shares and any shares of Parent Common Stock issued upon the exercise of Assumed Options, and, in the case of any such shares for which Holder is the beneficial owner but not the record holder, agrees to cause the record holder to authorize Parent to cause the transfer agent to decline to Transfer and/or to note stop-transfer restrictions on such books and records with respect to such shares.

    (h) EXERCISE OF ASSUMED OPTIONS. Holder hereby acknowledges and agrees that any shares of Parent Common Stock issued to Holder upon the exercise of any Assumed Option shall be subject to this Agreement and the Escrow Agreement and shall be treated as Parent Merger Shares in all respects hereunder.

3.  ADDITIONAL COVENANTS.

    (a) DELIVERY OF INDEMNIFICATION AND ESCROW AGREEMENT. Holder hereby covenants and agrees to execute and deliver at the Effective Time (as part of and conditional upon the completion of the transaction contemplated by the Merger Agreement) the Escrow Agreement in the form appended to the Merger Agreement subject to such non-material and non-adverse changes as may be reasonably requested by Parent.

    (b) RIGHTS OF FIRST REFUSAL, ETC. Holder hereby waives any rights Holder may have of first refusal, rights of co-sale, registration rights, information rights, preemptive rights, rights of redemption, retraction or repurchase, board observer rights and similar rights of Holder under any agreement, arrangement or understanding applicable to the shares of Company Capital Stock and the Assumed Options or other Company Securities as the same may apply to the execution and delivery of the Merger Agreement and the consummation of the Merger and the other transactions contemplated by the Merger Agreement or otherwise with application generally before or after the consummation of the Merger (including without limitation, if applicable, pursuant to that certain Amended and Restated Investors' Rights Agreement that certain Amended and Restated Right of First Refusal and Co-Sale Agreement, that certain Amended and Restated Put Right Agreement and that certain Amended and Restated Voting Agreement among certain of the stockholders of the Company each made as of June 1, 2000), except for any such rights granted pursuant to the Merger Agreement or the Registration Rights Agreement.

    (c) LEGEND. All certificates representing the Merger Shares and the shares of Parent Common Stock issued upon the exercise of Assumed Options and any certificates subsequently issued with respect thereto or in substitution therefor, shall bear a legend substantially as set forth below:

       "THE COMMON SHARES, NO PAR VALUE, OF 724 SOLUTIONS INC. REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RESALE RESTRICTION AGREEMENT DATED AS
       OF     -    , 2000, AND THE TRANSFER THEREOF ARE SUBJECT TO THE TERMS OF
       SUCH AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT THE PRINCIPAL EXECUTIVE OFFICES OF 724 SOLUTIONS INC. FROM THE CORPORATE SECRETARY."

4.  SHAREHOLDERS' AGENT.

    (a) Holder irrevocably authorizes, directs and appoints that certain person referred to as the "Representative" in the Escrow Agreement (the "Shareholders' Agent") to act as the sole and exclusive agent, attorney-in-fact and representative of Holder and Holder's heirs, representatives and successors in connection with this Agreement.

    (b) Without limiting the generality of the foregoing, with respect to the matters covered by or related to this Agreement:

        (i) Holder irrevocably relinquishes his or her right to act independently and other than through the Shareholders' Agent with respect to the subject matter of this Agreement (except with respect to appointment of a successor Shareholders' Agent);

        (ii) Holder shall not have any right to institute any suit, action or proceeding against the Company, Parent, Merger Sub or the Surviving Corporation with respect to the subject matter of this Agreement, any such right being irrevocably and exclusively delegated to the Shareholders' Agent; and

       (iii) Holder agrees that any notice delivered to the Company, Parent, Merger Sub or the Surviving Corporation (or any person entitled to indemnification under the Merger Agreement) by Holder, other than through the Shareholders' Agent, shall be of no effect, and each notice delivered by Parent or any such other person to the Shareholders' Agent shall be effective as against Holder; provided that Parent and such other person may elect at their sole discretion to give effect to any notice delivered by Holder.

    (c) In the event of the death, physical or mental incapacity or resignation of the Shareholders' Agent, Holder shall, in conjunction with the other Holders, promptly (and in any event within thirty (30) days of notice of such event) appoint a successor Shareholders' Agent.

5.  MISCELLANEOUS.

    (a) AMENDMENT AND MODIFICATION. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

    (b) ASSIGNMENT. This Agreement will be binding upon, and inure to the benefit of, the persons or entities who are permitted, by the terms of this Agreement, to be successors, assigns, transferees (except as otherwise provided herein) and personal representatives of the respective parties hereto. If any transferee of any Holder shall acquire Merger Shares or shares of Parent Common Stock issued upon the exercise of Assumed Options (or any interest in the Assumed Options, which are generally non-transferable), in any manner, whether by operation of law or otherwise, such shares shall be held subject to all of the terms of this Agreement (and the related Merger Agreement and Escrow Agreement), and by taking and holding such shares such person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement and such person shall be entitled to receive the benefits hereof (for greater certainty, except to the extent provided herein, without releasing or reducing in any way the Holder's obligation to ensure compliance with this Agreement (and the related Merger Agreement and Escrow Agreement)). This Agreement shall be transferable by Parent in conjunction with an assignment of its rights under the Merger Agreement.

    (c) COSTS OF ENFORCEMENT. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings or otherwise, the non-prevailing party will pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' and experts' fees (on a solicitor and its own client basis).

    (d) COUNTERPART EXECUTION; FACSIMILE DELIVERY. This Agreement may be executed in several counterparts and delivered by facsimile, each of which shall be an original, but all of which together shall constitute one and the same agreement.

    (e) EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

    (f) ENTIRE AGREEMENT. This Agreement and the exhibits hereto contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

    (g) FURTHER ASSURANCES. Holder agrees to execute and deliver, before or after the Effective Time, any additional documents reasonably necessary or desirable to carry out the purposes and intent of this Agreement.

    (h) GOVERNING LAW. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of New York, without regard to conflict of laws. Each of the parties hereto irrevocably consents to the jurisdiction of any court located within the State of New York, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of New York for such persons and waives and covenants not to assert or plead any objection that they might otherwise have to such jurisdiction and such process. EACH OF THE PARTIES IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT, THE MERGER AGREEMENT AND THE ESCROW AGREEMENT OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT, THE MERGER AGREEMENT AND THE ESCROW AGREEMENT.

    (i) NOTICES. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by registered or certified mail, postage prepaid, as follows:

    If to Holder, at the address set forth below Holder's signature at the end hereof.

       with a copy to:

       Brobeck, Phleger & Harrison LLP

       4801 Plaza on the Lake

       Austin, Texas 78746

       Attn: Michael Dunn


       Fax: (512) 330-4001


       Phone: (512) 330-4030

       If to Parent:

       724 Solutions Inc.

       4101 Yonge Street

       Suite 702

       Toronto, Ontario

       M2P 1N6

       Attn: Gregory Wolfond

       Fax: (416) 228-8199

       Phone: (416) 226-0271

       with a copy to:

       Cravath, Swaine & Moore

       Worldwide Plaza

       825 Eighth Avenue

       New York, New York

       Attn: Scott A. Barshay

       Fax: (212) 474-3700

       Phone: (212) 474-1009

       and

       Ogilvy Renault

       Suite 2100, P. O. Box 141

       Royal Trust Tower, TD Centre

       Toronto, Ontario M5K 1H1

       Attn: Brian Ludmer

       Fax: (416) 216-3930

       Phone: (416) 216-4000

       or to such other address as any party hereto may designate for itself by notice given as herein provided.

    (j) SEVERABILITY. If any provision of this Agreement is held to be unenforceable for any reason, such provision and all other related provisions shall be modified rather than voided, if possible, in order to achieve the intent of the parties to this Agreement to the extent possible. In any event, all other unrelated provisions of this Agreement shall be deemed valid and enforceable to the full extent.

    (k) SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Holder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and Holder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

    (l) TERMINATION. This Agreement shall terminate upon the earlier to occur of (i) the Effective Time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                        724 SOLUTIONS INC.

                                        By: ____________________________________

                                            Name:

                                            Title:

                                        HOLDER:

                                        ________________________________________


                                                     Name:

                                                     Address:

                                                     Fax:

                                                     SPOUSE OF HOLDER (if applicable):

                                                     Name:

                                                     Address:

                                                     Fax:

                                   SCHEDULE 1
                       OWNERSHIP OF COMPANY CAPITAL STOCK

Common Stock:
                                ------------------------------------------------------------

Series A Preferred Stock:
                                ------------------------------------------------------------

Series B Preferred Stock:
                                ------------------------------------------------------------

Stock Options
                                ------------------------------------------------------------

Convertible Debt
                                ------------------------------------------------------------

Warrants
                                ------------------------------------------------------------

State or Country of Residence:
                                ------------------------------------------------------------

Other Beneficial Owners:
                                ------------------------------------------------------------

Other Rights Holders:
                                ------------------------------------------------------------

Liens and Encumbrances:
                                ------------------------------------------------------------

                                   SCHEDULE 2
   EXAMPLES OF THE EFFECT OF TRANSFERS OF MAJOR STOCKHOLDER SHARES ON RESALE
                                  RESTRICTIONS

    FOR PURPOSES OF THIS SCHEDULE, "1Q" MEANS THE FIRST THREE MONTH PERIOD AFTER THE EFFECTIVE DATE, "2Q" MEANS THE SECOND THREE-MONTH PERIOD AFTER THE EFFECTIVE DATE, AND SO ON.

    - Example #1: If the Major Stockholders sell, in aggregate, 10% of their shares in 1Q, 12% in 2Q and 11% in 3Q, the Holder will be allowed to sell up to 15% of Holder's Consideration at the end of 1Q, up to 15% at the end of 2Q, and up to 15% at the end of 3Q.

    - Example #2: If the Major Stockholders sell 20% of their aggregate holdings in 1Q and 5% in 2Q, then Holder will be allowed to sell up to 20% of Holder's Consideration at the end of 1Q and up to 10% at the end of 2Q.

    - Example #3: If the Major Stockholders sell 10% of their shares in 1Q and 5% in 2Q, the Major Stockholders will have the ability to sell up to 30% of their shares in 3Q (5% remaining from 1Q, 10% remaining from 2Q, and 15% in 3Q) without triggering the acceleration of sales by Holder, while Holder will have the ability to sell 15% of Holder's Consideration at the end of 1Q, 15% at the end of 2Q, and 15% at the end of 3Q.

    - Example #4: If the Major Stockholders sell 15% of their shares in 1Q and report selling an additional 5% at the end of the 4th month, then Holder will be allowed to sell up to 15% after 1Q, up to 5% at the end of month 4 and up to 10% at the end of 2Q.

                                   EXHIBIT 1
                              CERTIFICATE OF TRUST
                                       OF
                            ------------------------

                                    (HOLDER)

TO:  724 Solutions Inc.


RE:  That certain Resale Restriction Agreement dated as of     -    , 2000 (the
     "AGREEMENT") between 724 Solutions Inc. and


     --------------------------.

                                          (Holder)

--------------------------------------------------------------------------------

    I,
--------------------------, the duly appointed trustee of
--------------------------
                (name)                                      (Holder)

(the "TRUST"), in that capacity and not personally, hereby certify as follows:

1. The capitalized terms used but not defined in this certificate shall have the meanings specified in the Agreement.

2. I have read and am familiar with the Agreement to which the Trust is a party. This certificate is being delivered pursuant to clause 1(c)(ii) of the Agreement.

3. I have made or caused to be made such examinations or investigations as are, in my opinion, necessary to make these statements, and I have furnished this certificate with the intent that it may be relied upon by 724 Solutions Inc. without further enquiry.

5. The entry into of the Agreement is within the powers of the Trustees. The Trustees are in no way whatsoever limited or restricted, in whole or in part, by the Declaration of Trust or agreements they have entered into with third parties, from entering into the Agreement and performing their obligations thereunder. Pursuant to the provisions of the Trust, the Agreement may be executed and delivered on the authority of any one Trustee. The Agreement binds the assets of the Trust and its Trustees, including, in particular the securities it holds in 724 Solutions Inc.

6. The following persons are duly appointed trustees of the Trust, who are authorized to sign documents on behalf of the Trust. Each signature that appears opposite the name of such trustee is a true and correct specimen of the signature of that person:

NAME                                       SIGNATURE
----                                       ---------

------------------------------------       ------------------------------------

------------------------------------       ------------------------------------

------------------------------------       ------------------------------------

    DATED the
------------ day of
------------, 2000.

                                          --------------------------------------
                                          Name:
                                          Title:

    I,
--------------------------, the duly appointed trustee of
--------------------------
                (name)                                      (Holder)

(the "Trust"), in that capacity and not personally, hereby certify that -------------------------- is on
                                                       (name)

the date hereof the duly appointed trustee of -------------------------- and the signature set forth
                                                 (Holder)

above is the genuine signature of such person.

                                          --------------------------------------
                                          Name:
                                          Title:

                                   EXHIBIT 2
                           CERTIFICATE OF INCUMBENCY
                            AND CORPORATE AUTHORITY
                                       OF
                            ------------------------

                                    (HOLDER)

TO:  724 Solutions Inc.


RE:  That certain Resale Restriction Agreement dated as of     -    , 2000 (the
     "AGREEMENT") between 724 Solutions Inc. and


     --------------------------.

                                          (Holder)

--------------------------------------------------------------------------------

    I,
-------------------, the duly appointed
------------------- of
-------------------
             (name)                             (position)     (Holder)

(the "CORPORATION"), in that capacity and not personally, hereby certify as follows:

1. The capitalized terms used but not defined in this certificate shall have the meanings specified in the Agreement.

2. I have read and am familiar with the Agreement to which the Corporation is a party. This certificate is being delivered pursuant to clause 1(c)(ii) of the Agreement.

3. I have made or caused to be made such examinations or investigations as are, in my opinion, necessary to make these statements, and I have furnished this certificate with the intent that it may be relied upon by 724 Solutions Inc. without further enquiry.

4. The Corporation has the power and authority to enter into the Agreement and perform all of its obligations pursuant thereto. The Corporation is in no way whatsoever limited or restricted, in whole or in part, by its certificate of incorporation, its by-laws or agreements it has entered into with third parties, from entering into the Agreement and performing its obligations thereunder.

5. The following persons are duly elected or appointed officers or directors of the Corporation who hold the respective positions in the Corporation set out opposite their respective names, and who are authorized to sign documents on behalf of the Corporation. Each signature that appears opposite the name of such officer or director is a true and correct specimen of the signature of that person:

NAME                         POSITION                     SIGNATURE
----                         --------                     ---------

--------------------------   --------------------------   --------------------------

--------------------------   --------------------------   --------------------------

--------------------------   --------------------------   --------------------------

6. The certificate of incorporation and by-laws of the Corporation authorize the execution and delivery of the Agreement by any one officer or director on behalf of the Corporation. The Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a binding obligation of the Corporation in accordance with its terms.

    DATED the
------------ day of
------------, 2000.

                                          --------------------------------------
                                          Name:
                                          Title:

    I,
-------------------, the duly appointed
------------------- of
-------------------
             (name)                             (position)     (Holder)

(the "CORPORATION"), in that capacity and not personally, hereby certify that ------------------- is on
                                                           (name)

the date hereof the duly appointed
---------------- of
---------------- and the signature set forth
                        (position)  (Holder)

above is the genuine signature of such person.

                                          --------------------------------------
                                          Name:
                                          Title:

                                   EXHIBIT 3
                         CERTIFICATE OF GENERAL PARTNER
                                       OF
                            ------------------------

                                    (HOLDER)

TO:  724 Solutions Inc.


RE:  That certain Resale Restriction Agreement dated as of     -    , 2000 (the
     "AGREEMENT") between 724 Solutions Inc. and


     --------------------------.

                                          (Holder)

--------------------------------------------------------------------------------

    I,
------------------------, the
------------------------ of
------------------------,
               (name)                (position)         (General Partner)

a   -  Corporation and the general partner (the "GENERAL PARTNER") of
---------------------

                                                               (Holder)

(the "LIMITED PARTNERSHIP"), in that capacity and not personally, hereby certify as follows:

1. The capitalized terms used but not defined in this certificate shall have the meanings specified in the Agreement.

2. I have read and am familiar with the Agreement to which the Limited Partnership is a party. This certificate is being delivered pursuant to clause 1(c)(ii) of the Agreement.

3. I have made or caused to be made such examinations or investigations as are, in my opinion, necessary to make these statements, and I have furnished this certificate with the intent that it may be relied upon by 724
    Solutions Inc. without further enquiry.

4. The entry into of the Agreement is within the powers of the General Partner of the Limited Partnership. The General Partner is in no way whatsoever limited or restricted, in whole or in part, by the Limited Partnership's certificate of limited partnership and limited partnership agreement, or agreements the Limited Partnership has entered into with third parties, from entering into the Agreement and performing its obligations thereunder. Pursuant to the provisions of the limited partnership agreement, the Agreement may be executed and delivered on the authority of the General Partner.

5. The following persons are duly executed or appointed directors and/or officers of the General Partner, who hold the respective positions in the General Partner set out opposite their respective names, and who are authorized to sign documents on behalf of such General Partner and the Limited Partnership. Each signature that appears opposite the name of such director and/or officer of such General Partner is a true and correct specimen of the signature of that person:

NAME                         POSITION                     SIGNATURE
----                         --------                     ---------

--------------------------   --------------------------   --------------------------

--------------------------   --------------------------   --------------------------

--------------------------   --------------------------   --------------------------

6. The Agreement has been duly authorized, executed and delivered by the Limited Partnership and constitutes a binding obligation of the Limited Partnership in accordance with its terms.

    DATED the
------------ day of
------------, 2000.

                                          --------------------------------------
                                          Name:
                                          Title:

    I,
----------------------------, the
---------------------------- of the General Partner
               (name)                            (position)

of the Limited Partnership, in that capacity and not personally, hereby certify that

------------------------ is on the date hereof the
------------------------ of the General Partner
         (name)                     (position)

of the Limited Partnership and the signature set forth above is the genuine signature of such person.

                                          --------------------------------------
                                          Name:
                                          Title:

                                                                         ANNEX D

                  FORM OF INDEMNIFICATION AND ESCROW AGREEMENT

            INDEMNIFICATION AND ESCROW AGREEMENT dated as of   -  , 2000
        (this "Agreement"), among 724 Solutions Inc., a corporation amalgamated under the Business Corporations Act of the Province of Ontario ("Parent"), Tantau Software, Inc., a Delaware
        corporation (the "Company"), [                ], as Escrow Agent
        (the "Escrow Agent"), the stockholders of the Company who are deemed parties to this Agreement in accordance with
        Section 8.10 (the "Stockholders"), the holders of options to purchase shares of common stock, par value $0.001 per share, of the Company ("Company Common Stock") who are deemed parties to this Agreement in accordance with Section 8.10 (the "Optionholders") and Joseph Aragona, as representative of the Stockholders, the other stockholders of the Company and the Optionholders.

    WHEREAS Parent, Saturn Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and the Company have entered into an Agreement and Plan of Merger dated as of November 29, 2000 (as the same may be amended or supplemented, the "Merger Agreement") providing for the merger of Sub with and into the Company (the "Merger") upon the terms and subject to the conditions set forth in the Merger Agreement;

    WHEREAS, each Stockholder is the record and beneficial owner of the number of shares of Company Common Stock, Company Series A Preferred Stock (such term and each other term used but not defined herein shall have the meaning assigned to it in the Merger Agreement) and Company Series B Preferred Stock set forth opposite such Stockholder's name on Schedule 7.01(b) hereto;

    WHEREAS, each Optionholder holds the number of Stock Options set forth opposite such Optionholder's name on Schedule 7.02(b) hereto;

    WHEREAS, share certificates representing (i) a number of shares
(the "Escrow Shares" or the "Escrow Fund") of Parent Common Stock to be issued in the Merger in accordance with the terms of the Merger Agreement equal to 1,900,000 LESS the number of shares of Parent Common Stock underlying the Subject Options (as defined below) and (ii) any Subject Shares (as defined in
Section 2.07), shall, in each case, be deposited in escrow, to be held and disposed of by the Escrow Agent in accordance with the terms of this Agreement;

    WHEREAS, 10% of the Adjusted Options (other than Permitted Interim Period Stock Options) held by Optionholders as of the Effective Time (the "Subject Options") shall be subject to cancellation by Parent in accordance with the terms of this Agreement;

    WHEREAS, it is a condition to Parent's and Sub's obligations to consummate the transactions contemplated by the Merger Agreement that the parties hereto execute and deliver this Agreement.

    NOW, THEREFORE, to induce Parent and Sub to consummate, and in consideration of their consummating the transactions contemplated by the Merger Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

                                   ARTICLE I
                        INDEMNIFICATION AND COMPENSATION

    SECTION 1.01. SURVIVAL OF COVENANTS, AGREEMENTS, REPRESENTATIONS AND WARRANTIES. For purposes of this Agreement (and notwithstanding anything to the contrary provided under applicable law or in the Merger Agreement), the representations, warranties, covenants and agreements of the Company contained in the Merger Agreement or in any certificate or other document delivered pursuant thereto or in connection therewith shall be deemed to survive the Closing and to remain in full force and effect for the period set forth in
Section 1.04, regardless of any investigation made by or on behalf of any party hereto; PROVIDED, HOWEVER, that any and all rights of indemnification and any and all rights of Parent, any Affiliate (as defined in Section 1.02) of Parent, the Company and any subsidiary of the Company, and their respective successors and assigns (collectively, the "Indemnitees") to receive compensation, in each case as provided herein and any and all other remedies relating thereto shall be subject to Section 1.04 and all other limitations contained in this Agreement.

    SECTION 1.02. INDEMNIFICATION BY THE STOCKHOLDERS AND OPTIONHOLDERS AND COMPENSATION OF PARENT AND OTHER INDEMNITEES.

    (a) "Losses" of any person shall mean any and all losses, costs, damages, liabilities and expenses arising from demands, claims, suits, actions, causes of action, proceedings and assessments incurred by such person, including interest, penalties, attorneys' fees, fines, judgments, awards and financial responsibility for investigation and cleanup costs; PROVIDED, HOWEVER, that in no event shall Losses (i) be based on any multiple or (ii) include any incidental, lost profits, consequential, indirect, punitive or exemplary damages. As used in this Article I, an "Affiliate" of Parent shall include any direct or indirect subsidiary of Parent and any officer, director or employee of Parent or any such subsidiary. As used in this Article I, an "Indemnifying Party" shall mean, with respect to any Loss, the person or persons that have agreed to indemnify and hold harmless the Indemnitees with respect to such Loss pursuant to Section 1.02(b) and 1.02(e), as provided below.

    (b) Each Stockholder and Optionholder agrees, severally and not jointly, to indemnify and hold harmless each Indemnitee from and against any and all Losses imposed upon or incurred by such Indemnitee which arise out of or in connection with:

        (i) any inaccuracy in, or any breach of, any representation or warranty of such Stockholder or Optionholder contained in Article VII of this Agreement, or in any certificate, instrument or document delivered by such Stockholder or Optionholder relating to such Stockholder's or Optionholder's rights, obligations, personal capacity and other matters directly bearing upon such Stockholder or Optionholder pursuant to this Agreement;

        (ii) the failure by such Stockholder or Optionholder to perform any covenant, agreement, obligation or undertaking in this Agreement or in any certificate, instrument, document or agreement delivered by such Stockholder or Optionholder pursuant to or in connection with this Agreement; and

       (iii) any and all such actions, suits, proceedings, demands, assessments, judgments, damages, awards, costs and expenses (including attorneys' fees) incident to any of the foregoing or incurred in connection with the enforcement of the rights of any Indemnitee with respect to the foregoing.

    (c) The Escrow Fund and the Subject Options shall be available to compensate each Indemnitee, and each Indemnitee shall be entitled to receive compensation, for any and all Losses asserted against, imposed upon, or incurred by such Indemnitee which arise out of or in connection with:

        (i) any inaccuracy in, or any breach of, any representation or warranty of the Company contained in the Merger Agreement, or in any certificate, instrument, document or agreement delivered by the Company pursuant to or in connection with the Merger Agreement or the transactions contemplated thereby (it being agreed that for purposes of determining the existence of any such inaccuracy or breach, all such representations and warranties of the Company that are directly or indirectly qualified as to materiality shall be deemed to be not so qualified);

        (ii) the failure by the Company to perform any covenant, agreement, obligation or undertaking in the Merger Agreement, or in any certificate, instrument, document or agreement delivered by the Company pursuant to or in connection with the Merger Agreement or the transactions contemplated thereby, in each of the above cases which was or is required to be performed at or prior to the Effective Time; and

       (iii) any and all actions, suits, proceedings, demands, assessments, judgments, damages, awards, costs and expenses (including attorneys' fees) incident to any of the foregoing or incurred in connection with the enforcement of the rights of any Indemnitee with respect to the foregoing.

    (d) The Escrow Fund and the Subject Options shall be available to compensate each Indemnitee, and each Indemnitee shall be entitled to receive compensation, for (i) all legal, accounting and other advisory fees and expenses incurred by the Company or any of its subsidiaries directly on behalf of any Stockholder or Optionholder or in direct relation to such Stockholder's or Optionholder's interests and concerns in its capacity as such in connection with the Merger (it being understood that any such fees and expenses attributable to any such Stockholder shall be recovered through disbursement to Parent from such Stockholder's percentage interest in the Escrow Fund and any such fees and expenses attributable to any Optionholder shall be recovered through the cancellation of such Optionholder's Subject Options), (ii) all amounts paid by Parent pursuant to Section 6.01(c) (except for amounts payable that are directly attributable to any failure or delay by Parent with respect to performing its obligations under Section 6.01(c) and (iii) the difference, if positive, between the amount paid by the Company or the Surviving Corporation in respect of each Appraisal Share and the product of
       (A) the number of shares of Parent Common Stock into which such Appraisal Share would have been converted had it not been an Appraisal Share and
       (B) the last quoted sale price for a share of Parent Common Stock on Nasdaq on the Closing Date.

    (e) Subject to the limitations set forth in Sections 1.04, 1.05 and 1.06, each Stockholder and Optionholder agrees, severally and not jointly, to indemnify and hold harmless each Indemnitee from and against any and all Losses described in Section 1.02(c) or 1.02(d) for which it is entitled to receive compensation under the terms of this Agreement.

    (f) For the purposes of the indemnity and compensation provided for in this
       Section 1.02, any Losses hereunder shall be determined on the basis of the net effect after giving effect to any actual cash payments, setoffs or recoupment or any payments in each case actually received, realized or retained by the Indemnitee as a result of any event giving rise to a claim for such indemnification or compensation. The amount of any Losses for which indemnification or compensation is provided hereunder shall be net of any amount actually recovered by the Indemnitee under insurance policies with respect to such Losses. To the extent that an Indemnitee (or its Affiliate) has rights under insurance policies or similar rights in respect of any Loss it shall use its reasonable efforts to exercise such rights.

    (g) All Losses (including Losses relating to Taxes) under this Article I shall be calculated in a manner such that the net after-Tax effect of the indemnification and compensation payment received by an Indemnitee equals the net after-Tax Loss (including any Loss relating to Taxes) suffered or payable by such Indemnitee for which such indemnification payment is being made. Without limiting the generality of the foregoing, for the purposes of the indemnity and compensation provided for in this
       Section 1.02, all Losses (including Losses relating to Taxes) hereunder shall be increased to take into account any net Tax cost incurred by the Indemnitee as a result of the receipt or accrual of such indemnification or compensation payment. Any indemnification or compensation payment hereunder shall initially be made without regard to this paragraph and shall later be adjusted to reflect any net Tax cost or net Tax benefit only after the Indemnitee has actually realized such cost or benefit. For purposes of this agreement, the Indemnitee shall be deemed to have "actually realized" a net Tax cost or a net Tax benefit to the extent that, and at such times as, the amount of Taxes payable by such Indemnitee is increased above or reduced below, as the case may be, the amount of Taxes that such Indemnitee would be required to pay but for the receipt or accrual of the indemnification or compensation payment or the payment or incurrence of such Loss. Any indemnification or compensation payment under this Agreement shall be treated as an adjustment to purchase price.

    (h) The parties hereto agree that Parent's knowledge of a breach of the Merger Agreement or the waiver by Parent of a condition to the Closing shall not affect the indemnification obligations of the Stockholders or the Optionholders or any Indemnitee's right to compensation hereunder.

    SECTION 1.03.  THIRD-PARTY CLAIMS.

    (a) If a claim by a third party (a "Third Party Claim") is made against Parent or any of its affiliates arising out of a matter for which Parent or such affiliate is entitled to be indemnified or compensated pursuant to Section 1.02, Parent shall promptly notify the Representative in writing of such claim. The failure to notify promptly the Representative hereunder shall not relieve the Stockholders or the Optionholders of their obligations hereunder or deprive any Indemnitee of its right to compensation hereunder, in each case except to the extent (and only to the extent) that the Stockholders or the Optionholders, as applicable, are actually and materially prejudiced by such failure. Subject to
       Section 1.05 and 1.06, the Stockholders or the Optionholders shall be responsible, and the Escrow Fund and Subject Options shall be available to compensate each Indemnitee, for the fees and expenses of the counsel employed by it; PROVIDED, HOWEVER, that in no event shall the Stockholders and Optionholders be liable, or the Indemnitees be entitled to indemnification or compensation, for the fees and expenses of more than one counsel (in addition to any local counsel) for all Indemnitees in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.

    (b) The Stockholders and Optionholders shall be entitled to participate in the defense of a Third Party Claim, individually or jointly, through their counsel, at their own expense.

    (c) So long as the Stockholders or Optionholders are participating in the defense of a Third Party Claim in good faith, Parent shall reasonably cooperate with such Stockholders or Optionholders, as applicable, by providing records and information that are reasonably relevant to such Third Party Claim. Parent shall not settle, compromise, admit to liability or confess to judgment with respect to any Third Party Claim without the written consent of the Representative, which consent will not be unreasonably withheld or delayed. No such consent will be required if Parent, on behalf of all Indemnitees, agrees in writing to forego all claims for indemnification from the Stockholders and Optionholders and for compensation hereunder with respect to such Third Party Claim, or Parent reasonably believes any Indemnitee to be potentially or actually exposed to (i) Losses in excess of amounts reasonably expected to be received from the Stockholders and Optionholders or as a result of compensation hereunder or
       (ii) non-monetary remedies; PROVIDED, HOWEVER, that Parent obtains in such settlement a release of the Stockholders and Optionholders and the Company with respect to all such Third Party Claims.

    SECTION 1.04. TERMINATION OF INDEMNIFICATION. The Escrow Fund shall be held by the Escrow Agent, and the Subject Options shall be subject to cancellation by Parent, in each case on the terms and subject to the conditions set forth herein until, and the obligations of the Stockholders and Optionholders to indemnify any Indemnitee pursuant to Section 1.02(b) or 1.02(e) (except in respect of breaches of Sections 7.01(b) and 7.02(b)) and the rights of the Indemnitees to receive compensation pursuant to Section 1.02(c) (except in respect of breaches of Section 3.03 or Section 5.01 of the Merger Agreement) shall terminate at, the close of business on the date that is fifteen months after the Effective Time (the "Expiration Date"), as certified to the Escrow Agent in writing by Parent, and thereafter, with respect to such amount, if any, as provided in Section 3.07, to be retained to satisfy any Claims (as defined in Section 3.01) with respect to matters not absolute as to liability or not liquidated as to amount at such date but with respect to which Parent shall have given the notice described in Section 3.01, until such time as such liability is determined pursuant to the provisions hereof.

    SECTION 1.05. SOLE AND EXCLUSIVE REMEDY AGAINST THE STOCKHOLDERS AND OPTIONHOLDERS. Except with respect to fraud, fraudulent misrepresentation, willful misconduct or willful concealment by or on behalf of the Company or any Stockholder or Optionholder, an Indemnitee's right to indemnification and compensation under this Article I through the disbursement of Escrow Shares and cancellation of Subject Options in accordance with this Agreement constitutes such Indemnitee's sole and exclusive remedy for damages and monetary relief against such Stockholder and Optionholder pursuant to Sections 1.02(b), 1.02(c) or 1.02(e) with respect to any inaccuracy in, or any breach of, any representation, warranty, covenant or agreement of the Company in the Merger Agreement or of any Stockholder or Optionholder in this Agreement (other than breaches of Section 3.03 and Section 5.01 of the Merger Agreement and Sections 7.01(b) and 7.02(b) of this Agreement, which together with fraud, fraudulent misrepresentation, willful misconduct or willful concealment and obligations to the Indemnitees under Section 1.02(d) of this Agreement, are referred to herein as "Specified Matters").

    SECTION 1.06.  THRESHOLD AMOUNT; MAXIMUM AMOUNT.

    (a) The Indemnitees shall not be entitled to indemnification or compensation for Losses covered under Section 1.02(b), 1.02(c) or 1.02(e) until the aggregate of all such Losses for which the Indemnitees are entitled to indemnification or compensation are in excess of $1,000,000, in which case the Indemnitees shall be entitled to indemnification and compensation in respect of the aggregate amount of such Losses in excess of $1,000,000; PROVIDED, HOWEVER, that the limitations on indemnification and compensation set forth in this sentence shall not apply to Losses in connection with a Specified Matter.

    (b) No stockholder's aggregate liability in respect of Specified Matters shall exceed 70% of such Stockholder's Realized Value (as defined below) on any date of determination, and no Optionholder's aggregate liability in respect of Specified Matters shall exceed 70% of such Optionholder's Realized Value on any date of determination. For purposes of this
       Section 1.06(b), the Realized Value of any Stockholder shall, as of any date of determination, be equal to (i) the sum of (A) the aggregate proceeds received by such Stockholder through such date from sales or other dispositions to unaffiliated third parties of any shares of Parent Common Stock into which such Stockholder's Company Capital Stock was converted pursuant to the merger (PROVIDED, HOWEVER, that in no event shall the aggregate proceeds received from any such sale or other disposition for purposes of this clause (i) (A) be less than the product of (x) the lowest quoted sale price for a share of Parent Common Stock on Nasdaq on the date of such sale or other disposition and (y) the number of shares of Parent Common Stock sold or otherwise disposed of as part of such sale or other disposition) and (B) the aggregate value as of such date of all shares of Parent Common Stock into which such Stockholder's Company Capital Stock was converted pursuant to the Merger that have not been previously sold or otherwise disposed of, LESS (ii) the aggregate value as of such date of all shares of Parent Common Stock previously distributed to Parent from such Stockholder's percentage interest in the Escrow Fund to indemnify or compensate the Indemnitees for Losses. For purposes of this Section 1.06(b), the Realized Value of any Optionholder shall, as of any date of determination, be equal to (i) the sum of
       (A) the aggregate proceeds received by such Optionholder through such date from sales or other dispositions to unaffiliated third parties of any shares of Parent Common Stock received upon the exercise of Adjusted Stock Options (PROVIDED, HOWEVER, that in no event shall the aggregate proceeds received from any such sale for purposes of this clause (i)
       (A) be less than the product of (x) the lowest quoted sale price for a share of Parent Common Stock on Nasdaq on the date of such sale or other disposition and (y) the number of shares of Parent Common Stock sold or otherwise disposed of as part of such sale or other disposition) LESS the aggregate exercise price paid by such Optionholder in respect of the exercise of such Adjusted Stock Options, (B) the aggregate value as of such date of all shares of Parent Common Stock received upon exercise of Adjusted Stock Options through such date that have not been previously sold or otherwise disposed of LESS the aggregate exercise price paid by such Optionholder in respect of the exercise of such Adjusted Stock Options, and (C) the aggregate value as of such date of all shares of Parent Common Stock underlying Adjusted Stock Options then held by such Optionholder LESS the aggregate exercise price of all such Adjusted Stock Options, LESS (ii) the sum of (A) the aggregate value as of such date of all Subject Shares previously distributed to Parent from such Optionholder's percentage interest in the Escrow Fund and (B) the aggregate value as of such date of all Subject Options of such Optionholder previously cancelled, in each case to indemnify or compensate the Indemnitees for Losses.

    For purposes of this Section 1.06, as of any date of determination (i) the value of a share of Parent Common Stock (including a Subject Share) shall be equal to the last quoted sale price for a share of Parent Common Stock on Nasdaq on such date and (ii) the value of an Adjusted Stock Option (including a Subject Option) shall be equal to the last quoted sale price for a share of Parent Common Stock on Nasdaq on such date LESS the per share exercise price.

                                   ARTICLE II
                          APPOINTMENT OF ESCROW AGENT;
   CREATION OF ESCROW; PRO RATA TREATMENT; SUBJECT SHARES AND CANCELLATION OF
                                SUBJECT OPTIONS

    SECTION 2.01. APPOINTMENT OF ESCROW AGENT. Parent and the Representative hereby appoint the Escrow Agent, and the Escrow Agent hereby agrees to act, as depository and administrator of the Escrow Fund, upon the terms and conditions set forth below.

    SECTION 2.02.  CREATION OF ESCROW FUND; DEPOSIT OF ESCROW SHARES.

    (a) Pursuant to the Merger Agreement, at the Effective Time Parent shall deposit in escrow with the Escrow Agent, as escrow agent, a stock certificate or certificates representing the Escrow Shares which shall be registered in the name of the Escrow Agent, as escrow agent hereunder, or in the Escrow Agent's discretion, in the name of its nominee. The Escrow Agent shall have no responsibility for the genuineness, validity, market value, title or sufficiency for any intended purpose of the Escrow Fund. The Escrow Fund shall be held and distributed by the Escrow Agent in accordance with the terms and conditions of this Agreement. The number of

       Escrow Shares beneficially owned by each person who was a holder of Company Capital Stock (other than Appraisal Shares) immediately prior to the Effective Time (the "Holders") is set forth in Schedule 2.04 attached hereto. The Holders hereby authorize Parent to deliver directly to the Escrow Agent all dividends and other distributions paid in Parent Common Stock made in respect of any Escrow Shares held in the Escrow Fund, all of which dividends and distributions shall be added to and become part of the Escrow Fund held for the respective Holders on account of whose shares such dividends or distributions were paid. Any cash dividends or distributions of property (other than securities) received by the Escrow Agent in respect of the Escrow Fund shall be paid by the Escrow Agent to the Holders according to the Escrow Shares held by it for each Holder. Parent, upon depositing Escrow Shares (and upon depositing any dividends and other distributions made in respect of Escrow Shares which are paid in securities) with the Escrow Agent in the Escrow Fund, as hereinabove provided, shall deliver to the Escrow Agent three copies of a schedule, signed by an officer of Parent, identifying the securities being deposited by Parent in the Escrow Fund, two copies of which schedule shall be countersigned by an appropriate officer of the Escrow Agent, acknowledging the deposit of such securities in the Escrow Fund, and returned by the Escrow Agent to Parent and the Representative. The Escrow Agent shall hold the Escrow Fund in a separate account and shall invest such account (to the extent of any cash held therein) and disburse such account as hereinafter provided. The Escrow Fund, less any amounts therefrom disbursed to Parent, shall be disbursed by the Escrow Agent to the Holders on or after the Expiration Date in accordance with the provisions of this Agreement.

    (b) If any dividends or distributions made on or in respect of Escrow Shares that are required to be distributed to the Escrow Agent as provided pursuant to clause (a) above are received by any Holder prior to the release of any such Escrow Shares to such Holder in accordance with the provisions of this Agreement, such dividends or distributions shall not be commingled by such Holder with any of its other funds or property but shall be held separate and apart therefrom, shall be held in trust for the benefit of the Escrow Agent and shall be forthwith delivered to the Escrow Agent in the same form as so received (with any necessary endorsement).

    (c) To the extent and so long as any of the Escrow Shares are held by the Escrow Agent hereunder, Parent shall have, as of and from the date such Escrow Shares are received by the Escrow Agent, a perfected first priority security interest in such Escrow Shares to secure the payment of the amount, if any, payable to an Indemnitee for the account of a Holder pursuant to Article I of this Agreement. In connection therewith, the Representative expressly agrees on behalf of the Holders (i) that the Escrow Agent shall perfect Parent's first priority security interest in the Escrow Shares, (ii) to execute and deliver such instruments as Parent may from time to time reasonably request for the purpose of evidencing and perfecting such security interest and (iii) to execute and deliver such instruments as Parent and the Representative may from time to time reasonably request for the purpose of evidencing the release of such security interest with respect to any Escrow Shares distributed to the Holders in accordance with the provisions of this Agreement. In the event that any cash portion of the Escrow Shares is invested pursuant to
       Section 4.01, the Escrow Agent shall take all actions necessary, including, but not limited to, appropriate identification on the Escrow Agent's books and records, to ensure that all such investments are deemed held by the Escrow Agent as Parent's agent for the purpose of perfecting Parent's first-priority security interest therein.

    SECTION 2.03. STOCKHOLDER RIGHTS. While any Escrow Shares are held in escrow in the Escrow Fund, and pending the disbursement thereof to Parent or the Holders, as the case may be, in connection with any disbursement of property from the Escrow Fund in accordance with Article III hereof, the Holders will have all rights with respect thereto (including, without limitation, the right to vote such shares), except (i) the right of possession thereof, (ii) the right to sell, assign, pledge, hypothecate or otherwise dispose of such Escrow Shares or any interest therein and (iii) the right to receive any dividends or other distributions in respect thereof paid in securities. The Escrow Agent grants a proxy to the Holders to the extent necessary for them to vote their Escrow Shares. Parent shall deliver any stockholder communications directly to the Holders, and the Escrow Agent shall not be responsible for voting with regard to the Escrow Shares. The Escrow Agent shall be under no obligation to exercise rights in the Escrow Shares, and shall be responsible for only reasonable measures to maintain the physical safekeeping thereof, and otherwise to perform and observe such duties on its part as are expressly set forth in this Agreement.

    SECTION 2.04. STOCKHOLDER PERCENTAGE INTEREST IN ESCROW FUND. Attached hereto as Schedule 2.04 is a schedule listing each Holder, such Holder's address and Social Security or other tax identification number, the number of Escrow Shares delivered to the Escrow Agent at the Effective Time on behalf of such Holder and each Holder's percentage interest in the Escrow Fund, and such Schedule shall be updated by Parent from time to time upon the deposit into the Escrow Fund of any Subject Shares. At the time of delivery to the Escrow Agent of any shares of Parent Common Stock, Parent shall notify the Escrow Agent of the Holder's account for which such shares are delivered.

    SECTION 2.05.  OPTIONHOLDERS PERCENTAGE INTEREST IN SUBJECT
OPTIONS. Attached hereto As Schedule 2.05 is a schedule listing each Optionholder, such Optionholder's address and Social Security or other tax identification number, the number of Subject Options held by such Optionholder and each Optionholders percentage interest in the value of the total number of Subject Options (determined in accordance with Section 3.02), and such Schedule shall be updated by Parent from time to time upon the cancellation of any Subject Options.

    SECTION 2.06. PRO RATA TREATMENT. The Shares of Parent Common Stock to be issued in the Merger in accordance with the terms of the Merger Agreement that will be Escrow Shares will be determined on a PRO RATA basis among all Holders, and the Adjusted Stock Options that will be Subject Options will be determined on a PRO RATA basis among all Optionholders.

    SECTION 2.07. SUBJECT SHARES. If any Subject Option is exercised prior to the Expiration Date (or, subject to Section 3.06 and Section 3.07, after the Expiration Date), Parent shall deposit in escrow with the Escrow Agent, as escrow agent, a stock certificate or certificates representing the shares of Parent Common Stock issuable as a result of such exercise (the "Subject Shares"), which shall be registered in the name of the Escrow Agent, as escrow agent hereunder, or in the Escrow Agent's discretion, in the name of its nominee. All such Subject Shares shall be treated for all purposes as Escrow Shares hereunder and shall be deemed to constitute part of the Escrow Fund, and the Optionholder who exercised such Subject Option (whether or not a Stockholder or a Holder prior to such exercise) shall, upon such exercise, be a Stockholder and a Holder for all purposes hereunder.

                                  ARTICLE III
                         DISTRIBUTIONS FROM ESCROW AND
                        CANCELLATION OF SUBJECT OPTIONS

    SECTION 3.01. CLAIMS BY PARENT. In the event of the occurrence of an event that Parent asserts (on or prior to the Expiration Date) constitutes a Loss against which an Indemnitee is entitled to indemnification or compensation pursuant to Article I of this Agreement (each a "Claim"), Parent shall notify the Representative and the Escrow Agent promptly (and in any event on or prior to the Expiration Date) of such event, and shall deliver for receipt by the Escrow Agent a certificate signed by an officer of Parent: (1) stating the aggregate amount of such Indemnitee's Losses or an estimate thereof and
(2) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid or properly accrued or arose, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or covenant or other matter to which such item is related.

    SECTION 3.02. CLAIMS NOT DISPUTED BY REPRESENTATIVE. If, within 20 days after receipt of the notice described in Section 3.01, the Representative does not give the notice provided for in Section 3.03 hereof, Parent shall be entitled to (i) make demand upon the Escrow Agent that it retain for future return to Parent as and when the amount of the Loss is determined pursuant to the provisions hereof, if it is not then determined, or that it then disburse to Parent, if the amount of the Loss has then been determined, a number of Escrow Shares having a value equal to the product of (x) such Loss and (y) the Holder Attributable Portion (as defined below) and (ii) cancel Subject Options having a value equal to the product of (x) such Loss and (y) the Optionholder Attributable Portion (as defined below). For purposes of this Agreement,
(i) the value of each Escrow Share returned to Parent in satisfaction of Claims shall be equal to the last quoted sale price for a share of Parent Common Stock on Nasdaq on the trading day immediately preceding such return to Parent,
(ii) the value of Subject Options cancelled in satisfaction of Claims shall be equal to the product of (x) the number of shares of Parent Common Stock underlying such Subject Options and (y) the last quoted sale price for a share of Parent Common Stock on Nasdaq on the trading day immediately preceding such cancellation LESS the per share exercise price, (iii) the term "Holder Attributable Portion" shall mean a fraction, the numerator of which is the total value of the Escrow Fund and the denominator of which is the sum of (x) the total value of the Escrow Fund and (y) the total value of all Subject Options and (iv) the term "Optionholder Attributable Portion" shall mean a fraction, the numerator of which is the total value of all Subject Options and the denominator of which is the sum of (x) the total value of the Escrow Fund and (y) the total value of all Subject Options.

    SECTION 3.03. CLAIMS DISPUTED BY THE REPRESENTATIVE. If the Representative disputes a Claim described in a notice from Parent given pursuant to
Section 3.01, or the amount that Parent is claiming on account of such Claim, the Representative shall, within 20 days after his receipt of such notice given by Parent, notify the Escrow Agent and Parent of such dispute in writing, setting forth the basis therefor in reasonable detail, based on his then good faith belief (the "Dispute Notice"). In the event the Representative disputes the entire Claim, (i) the Escrow Agent shall not distribute any amount with respect thereto until the Escrow Agent receives a written agreement signed by the Representative and Parent stating the amount to which Parent is entitled in connection with such Claim and (ii) Parent shall not cancel any Subject Options until Parent receives a written agreement signed by the Representative stating the amount to which Parent is entitled in connection with such Claim. Notwithstanding the foregoing, upon receipt by the Escrow Agent and Parent of a copy of the final decision of the majority of the arbitrators made in accordance with Section 3.05 and setting forth a determination as to the amount to which Parent is entitled in connection with such disputed claim and instructions to the Escrow Agent as to the distribution of Escrow Shares and instructions to Parent as to the cancellation of Subject Options, if any, that shall be made with respect to such disputed claim (the "Arbitration Award"), (i) the Escrow Agent shall disburse to Parent a number of Escrow Shares having a value (determined in accordance with the final sentence of Section 3.02) equal to the product of (x) the amount set forth in such agreement or Arbitration Award and
(y) the Holder Attributable Portion, and (ii) Parent shall be entitled to cancel Subject Options having a value (determined in accordance with the final sentence of Section 3.02) equal to the product of (x) the amount set forth in such agreement or Arbitration Award and (y) the Optionholder Attributable Portion.

    SECTION 3.04. CLAIMS DISPUTED BY REPRESENTATIVE IN PART. In the event the Representative notifies the Escrow Agent that it disputes part of, but not all of, a Claim, (i) the Escrow Agent shall, if the amount is undetermined, retain, or, if the amount is determined, distribute to Parent, a number of Escrow Shares having a value (determined in accordance with the final sentence of Section 3.02) equal to the product of (x) that portion of the Claim which is not disputed by the Representative and (y) the Holder Attributable Portion, and
(ii) Parent shall be entitled to cancel Subject Options having a value

(determined in accordance with the final sentence of Section 3.02) equal to the product of (x) that portion of the Claim which is not disputed by the Representative and (y) the Optionholder Attributable Portion. The Escrow Agent shall not distribute any amount, and Parent shall not cancel any Subject Options, in each cash with respect to the balance of the Claim, except in accordance with the procedures set forth in Section 3.03.

    SECTION 3.05. ARBITRATION. If the Representative disputes a Claim described in a notice from Parent given pursuant to Section 3.01, or the amount that Parent is claiming on account of such Claim (the "Contested Amount"), the matter shall be settled by binding arbitration in New York, New York. All claims shall be settled by three arbitrators in accordance with the Commercial Arbitration Rules then in effect of the American Arbitration Association (the "AAA Rules"). If the Representative and Parent are unable to resolve any such dispute within 45 days after delivery of the Dispute Notice, the Representative and Parent shall each designate one arbitrator within 15 days after the termination of such 45-day period. The Representative and Parent shall cause such designated arbitrators mutually to agree upon and designate a third arbitrator; PROVIDED, HOWEVER, that (i) failing such agreement within 70 days of delivery of the Dispute Notice, the third arbitrator shall be appointed in accordance with the AAA Rules and (ii) if either the Representative or Parent fails to timely designate an arbitrator, the dispute shall be resolved by the one arbitrator timely designated. Parent shall notify the Escrow Agent of the selection of arbitrators pursuant to this Section 3.05 within three business days after the appointment of the last of such arbitrators, and a summary of the dispute being submitted to such arbitrators. The fees and expenses of the three arbitrators shall be allocated between Parent, on the one hand, and the Holders and the Optionholders, on the other hand, as shall be determined by the arbitrators. The Representative and Parent shall use their reasonable best efforts to cause the arbitrators to decide the matter to be arbitrated pursuant hereto within 30 days after the appointment of the last arbitrator. The arbitrators' decision shall relate solely to whether Parent is entitled to receive the Contested Amount (or a portion thereof) pursuant to the applicable terms of this Agreement. The final decision of the majority of the arbitrators shall be furnished to the Representative, Parent and the Escrow Agent in writing and shall constitute the conclusive determination of the issue in question binding upon the Representative, the Holders and Optionholders and Parent, and shall not be contested by any of them. Such decision may be used in a court of law only for the purpose of seeking enforcement of the arbitrators' decision.

    SECTION 3.06. NOTICE TO WITHHOLD ON EXPIRATION DATE; DISTRIBUTION FOLLOWING EXPIRATION DATE.

    (a) On or prior to the Expiration Date, Parent shall notify (i) the Escrow Agent and the Representative of the amount of Escrow Shares, if any, to be retained after the Expiration Date and (ii) the Representative of the amount of Subject Options to remain subject to cancellation in accordance with the provisions hereof (such amounts to be determined based on the Holder Attributable Portion and the Optionholder Attributable Portion), in each case on account of Claims with respect to which Parent has given the notice specified in Section 3.01 which are not, at such time, absolute as to liability or liquidated as to amount, such notice to contain the information specified in Section 3.01 to the extent it requires supplementation or change based on Parent's then knowledge, whereupon (i) the Escrow Agent shall retain Escrow Shares having a value (determined in accordance with the final sentence of Section 3.02) equal to the product of (x) the amount set forth in the notice given by Parent pursuant to this Section 3.06(a) and (y) the Holder Attributable Portion and (ii) Parent shall remain entitled to cancel Subject Options having a value (determined in accordance with the final sentence of Section 3.02) equal to the product of (x) the amount set forth in the notice given by Parent pursuant to this Section 3.06(a) and (y) the Optionholder Attributable Portion. In the event Parent does not timely provide the notice required by this Section 3.06(a), (i) all remaining property held in the Escrow Fund shall be distributed by the

       Escrow Agent to the Holders promptly after the Expiration Date and
       (ii) no Subject Options shall thereafter be subject to cancellation.

    (b) As soon as practicable following the Expiration Date, such number of Escrow Shares (including any fractional shares) and such other property as shall remain in the Escrow Fund, less all Escrow Shares required by Parent to be retained in the Escrow Fund pursuant to notice given under clause (a) of this Section 3.06, shall be released from the provisions of this Agreement, submitted by the Escrow Agent to Parent's transfer agent for transfer, and, upon return, distributed promptly by the Escrow Agent to the Holders, in the proportions indicated on Schedule 2.04, by first class mail or expedited courier service to each Holder at the address indicated on such Schedule, or such other address as shall have been specified in a written notice to the Escrow Agent from the relevant Holder or the Representative, with any cash amounts paid in the form of a check issued by and drawn on the Escrow Agent.

    SECTION 3.07. RETENTION OF ESCROW FUND AFTER EXPIRATION DATE. Upon receipt of a notice pursuant to Section 3.06(a), the Escrow Agent shall continue to hold after the Expiration Date, with respect to each Claim included in such notice, the amount of Escrow Shares specified by such notice in respect of such Claim and the Subject Shares delivered by Parent to the Escrow Agent upon the exercise of Subject Options after the date of such notice, until such time as the Escrow Agent receives a written agreement signed by the Representative and Parent stating the amount, if any, which Parent is entitled to receive from the Escrow Fund in connection with such Claim, or a copy of an Arbitration Award with respect to such Claim, at which time the Escrow Agent shall return to Parent's transfer agent, with respect to such Claim, Escrow Shares having a value (determined in accordance with the final sentence of Section 3.02) equal to the product of (x) the amount specified in such agreement or Arbitration Award and
(y) the Holder Attributable Portion, and shall distribute to the Holders, in the proportions indicated on Schedule 2.04, such property, if any, which the Escrow Agent was holding after the Expiration Date pursuant to Section 3.06(a) by reason of such Claim and which is in excess of the amount so distributed to Parent with respect thereto; PROVIDED, HOWEVER, that, to the extent the distribution of such property from the Escrow Fund to the Holders would cause the value of the property remaining in the Escrow Fund after such distribution to fall below the product of (x) the amount (as stipulated in Parent's
Section 3.06(a) notice) of all still unresolved Claims identified in the
Section 3.06(a) notice and (y) the Holder Attributable Portion, such property shall be retained by the Escrow Agent in the Escrow Fund and shall be available for distribution to Parent upon the resolution of any unresolved Claims, and such property shall not be distributed to the Holders until such time, if any, as such distribution can be made without causing the value of all property remaining in the Escrow Fund to fall below the product of (x) the amount of all remaining unresolved Claims identified in the Section 3.06(a) notice and
(y) the Holder Attributable Portion.

    SECTION 3.08. ALLOCATION OF SHARES DISTRIBUTED TO PARENT. In the event Escrow Shares are retained by the Escrow Agent or distributed to Parent pursuant to any provisions of this Article III, such Escrow Shares shall be taken from the Escrow Shares deposited on behalf of each Holder in proportion to such Holder's percentage interest in the Escrow Fund as set forth on Schedule 2.04. In the event the Escrow Shares of any Holder include unvested shares, the number of Escrow Shares to be distributed from such Holder's percentage interest in the Escrow Fund shall be allocated, on a PRO RATA basis, among the number of such Holder's vested shares and the number of such Holder's unvested shares that will vest on each subsequent vesting date. Schedule 2.04 sets forth for each Holder, the number of Escrow Shares that are vested and the number of and vesting schedule for any Escrow Shares that are unvested.

    SECTION 3.09. ALLOCATION OF CANCELLATION OF SUBJECT OPTIONS. In the event Subject Options are cancelled by Parent pursuant to any provisions of this
Article III, such cancellation shall be allocated among each Optionholder's Subject Options in proportion to each Optionholder's percentage interest in the Subject Options as set forth in Schedule 2.05. In the event the Subject Options of any

Optionholder include unvested options, the Subject Options to be cancelled with respect to any Optionholder shall be allocated, on a PRO RATA basis, among the number of such Optionholder's vested options and the number of such Optionholder's unvested options that will vest on each subsequent vesting date.
Schedule 2.05 sets forth for each Optionholder, the number of Subject Options which are vested and the vesting schedule for any Subject Options that are unvested.

    SECTION 3.10. REINSTATEMENT OF CLAIMS. If (i) Escrow Shares are distributed to Parent or Subject Options are cancelled by Parent, in each case pursuant to this Article III in respect of one or more Claims for Losses in connection with any Specified Matter (a "Specified Claim") and (ii) any Indemnitee makes a Claim for a Loss in connection with a matter other than a Specified Matter and the amount to which such Indemnitee is entitled is determined in accordance with this Article III subsequent to any distribution or cancellation referred to in clause (i) of this sentence (a "Subsequently Determined Non-Specified Claim"), then upon notice from Parent to the Escrow Agent and the Representative:

    (A) a portion of such Escrow Shares distributed to Parent and a portion of such Subject Options cancelled by Parent (on a PRO RATA basis in accordance with the respective values of such Escrow Shares and such Subject Options (determined as set forth below) with an aggregate value (determined as set forth below) as of the date on which the amount to which such Indemnitee is entitled is determined in accordance with this
       Article III equal to the lesser of the amount of such Subsequently Determined Non-Specified Claim and the aggregate value (determined as set forth below) of such distributed Escrow Shares and cancelled Subject Options as of such date (such lesser amount being referred to as the "Deemed Amount") shall be deemed to have been distributed or cancelled, as applicable, in respect of such Subsequently Determined Non-Specified Claim and shall be deemed not to have been distributed or cancelled in connection with such Specified Claim, and

    (B) the applicable Indemnitee shall thereupon be entitled to exercise its remedies hereunder in respect of Losses in connection with such Specified Claim in an amount equal to the Deemed Amount.

    For purposes of this Section 3.10, as of any date (i) the value of each Escrow Share distributed to Parent in connection with a Specified Claim shall be equal to the last quoted sale price for a share of Parent Common Stock on Nasdaq on such date and (ii) the value of each Subject Option cancelled by Parent in connection with a Specified Claim shall be equal to the last quoted sale price for a share of Parent Common Stock on Nasdaq on such date LESS the per share exercise price.

                                   ARTICLE IV
                  INVESTMENT OF ESCROW DEPOSIT AND ACCOUNTING

    SECTION 4.01. INVESTMENT OF ESCROW FUND. All cash held in the Escrow Fund shall be invested by the Escrow Agent in an insured, interest-bearing money market account, or in such other investments as Parent and the Representative may agree in a writing delivered to the Escrow Agent. All interest and other income earned on the Escrow Fund shall be added to and become part of the Escrow Fund, and the distribution thereof shall be subject to the terms of this Agreement. Any losses on investments will be debited to the Escrow Fund, and the Escrow Agent shall have no liability for investment losses, including losses on investments required to be liquidated before maturity in order to make a required distribution from the Escrow Fund.

    SECTION 4.02. ACCOUNTING. In the event cash is held in the Escrow Fund, the Escrow Agent shall supply a written account to Parent and the Representative at the end of each month prior to the Expiration Date in which there is cash in the Escrow Fund (and thereafter to the extent any amounts remain in the escrow pursuant to Section 3.07) listing all transactions with respect to the Escrow Fund during the immediately preceding month.

    SECTION 4.03. TAX REPORTING. The parties hereto agree that, for Tax reporting purposes, all interest or other income earned from the investment of the Escrow Fund shall be allocable to the Holders in the proportions set forth at Schedule 2.04 as such proportions may be modified due to the receipt by the Escrow Agent of any additional shares of Parent Common Stock.

    SECTION 4.04. CERTIFICATION OF TAX IDENTIFICATION NUMBER. The Representative agrees to provide the Escrow Agent with each Holder's certified Tax identification number on a completed and executed Form W-9 (or Form W-8, in the case of non-U.S. persons), to deliver such Form W-9s (or Form W-8s, in the case of non-U.S. persons) to the Escrow Agent within 30 days from the date hereof. The Representative has advised the Holders that, in the event their Tax identification numbers are not certified to the Escrow Agent, the Code may require withholding of a portion of any interest or other income earned on the investment of the Escrow Fund in accordance with the Code.

                                   ARTICLE V
                    REPRESENTATIVE; SUCCESSOR REPRESENTATIVE

    SECTION 5.01.  APPOINTMENT OF REPRESENTATIVE.

    (a) The Company hereby irrevocably constitutes and appoints, on behalf of the Holders and Optionholders, Joseph Aragona as the Holders' and Optionholders' true and lawful agent and attorney-in-fact to act on the Holders' and Optionholders' behalf with respect to any and all Claims. In such representative capacity, Joseph Aragona, or any person who shall succeed in such representative capacity pursuant to the terms of this Agreement, is referred to in this Agreement as the "Representative". The Representative shall take any and all actions which he believes are necessary or appropriate under this Agreement for and on behalf of the Holders and Optionholders, as fully as if the Holders and Optionholders were acting on their own behalf, including, without limitation, defending all Claims, consenting to, compromising or settling all claims, conducting negotiations with Parent and its representatives regarding such Claims, dealing with Parent and the Escrow Agent under this Agreement with respect to all matters arising under this Agreement, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants or other representatives in connection with the foregoing matters. Parent and the Escrow Agent shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the Holders and Optionholders. The Representative shall have reasonable access to information of and concerning any Claim and which is in the possession, custody or control of the Company or Parent and the reasonable assistance of the Company's officers and employees for purposes of performing the Representative's duties under this Agreement and exercising its rights under this Agreement, including for the purpose of evaluating any Claim against the Escrow Fund by Parent; PROVIDED, HOWEVER, that the Representative shall treat confidentially and not disclose any nonpublic information from or concerning any Claim to anyone (except to the Representative's attorneys, accountants and other advisors, to the Holders, to the Optionholders, to the arbitrators appointed to resolve disputes pursuant to this Agreement, and on a need-to-know basis to other individuals who agree to keep such information confidential).

    (b) The Company hereby ratifies and confirms, on behalf of the Holders and the Optionholders, any action taken by the Representative in the exercise of the agency and power of attorney granted to the Representative pursuant to this Section 5.01, which agency and power of attorney, being coupled with an interest, is irrevocable and a durable agency and power of attorney and shall survive the death, incapacity or incompetence of such Holder or Optionholder.

    (c) The Company hereby agrees and acknowledges, on behalf of the Holders and Optionholders, that the Representative shall represent and bind all the Holders and Optionholders and that Parent and the Escrow Agent shall be entitled to rely exclusively on the Representative for all purposes specified herein, and that no suit, action, proceeding or claim may be brought against Parent, the Escrow Agent or any of their respective affiliates by any Holder or Optionholder with respect to any matter herein that is to be effected by the Representative.

    (d) Until notified in writing by the Representative that he has resigned or by a majority in interest of the Holders and Optionholders that he has been removed, the Escrow Agent may act upon the directions, instructions and notices of the Representative who is an original party to this Agreement, and thereafter, upon the directions, instructions and notices of any successor named in a writing executed by a majority-in-interest of the Holders and the Optionholders filed with the Escrow Agent.

    SECTION 5.02. RELIANCE. In the performance of his duties hereunder, the Representative shall be entitled to rely upon any document or instrument reasonably believed by him to be genuine, accurate as to content and signed by any Holder, any Optionholder or Parent. The Representative may assume that any person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.

    SECTION 5.03.  LIABILITY.

    (a) If the Representative is required by the terms hereof to determine the occurrence of any event or contingency, the Representative shall, in making such determination, be liable to the Holders or the Optionholders only for his proven bad faith or willful misconduct, as determined in light of all the circumstances, including the time and facilities available to him in the ordinary conduct of business. In determining the occurrence of any such event or contingency, the Representative may request from any of the Holders or the Optionholders or any other person such reasonable additional evidence as the Representative in his sole discretion may deem necessary to determine any fact relating to the occurrence of such event or contingency, and may at any time inquire of and consult with others, including any of the Holders or the Optionholders, and the Representative shall not be liable to any Holder or Optionholder for any damages resulting from his delay in acting hereunder pending his receipt and examination of additional evidence requested by him.

    (b) The Representative is authorized, in his sole discretion, to comply with final, nonappealable orders issued or process entered by any court of competent jurisdiction with respect to the Escrow Fund. If any portion of the Escrow Fund is disbursed to the Representative and is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Representative is authorized, in his sole discretion, but in good faith, to rely upon and comply with any such order, writ, judgment or decree which he is advised by legal counsel selected by him is binding upon him without the need for appeal or other action; and if the Representative complies with any such order, writ, judgment or decree, he shall not be liable to any Holder or Optionholder or to any other Person by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

    (c) In no event shall the Representative be liable to any Holder or Optionholder for incidental, lost profits, consequential, indirect, punitive or exemplary damages.

    (d) Each Holder and each Optionholder shall be liable for its proportionate percentage of the expenses (including reasonable attorneys' fees) paid or incurred by the Representative. The Representative shall be entitled, but not limited to, reimbursement of any such expenses from the Escrow Fund prior to any distribution thereof to the Holders.

    SECTION 5.04. SUCCESSOR REPRESENTATIVE. If Joseph Aragona resigns (by giving at least 60 days' written notice of such resignation to Parent and the Escrow Agent) or dies or becomes incapable of continuing to act as the Representative for any reason, a successor Representative shall be appointed by a writing signed by Holders and Optionholders holding in the aggregate a majority of the sum of the value (determined in accordance with Section 3.02) of the Holders' interest in the Escrow Fund and the value of the Subject Options, such appointment to become effective upon the delivery of executed counterparts of such writing to parent and the Escrow Agent, together with an acknowledgment signed by the successor Representative named in such writing that he or she accepts the responsibility of successor Representative and agrees to perform and be bound by all provisions of this Agreement applicable to the Representative. Pending the election of a successor Representative, the Stockholder holding the largest number of outstanding shares of Company Capital Stock as of the Effective Time (excluding the former Representative) shall act as the interim Representative. Failing such appointment, Parent, the Escrow Agent or any Stockholder or Optionholder may apply to a court of competent jurisdiction for the appointment of a successor Representative.

    SECTION 5.05. REMOVAL OF REPRESENTATIVE. Holders and Optionholders who in the aggregate hold at least a majority of the sum of the value (determined in accordance with Section 3.02) of the Holders' interest in the Escrow Fund and the value of the Subject Options shall have the right at any time during the term of this Agreement to remove the then-acting Representative and to appoint a successor Representative; PROVIDED, HOWEVER, that neither such removal of the then acting Representative nor such appointment of a successor Representative shall be effective until the delivery to Parent and the Escrow Agent of executed counterparts of a writing signed by each such Holder and Optionholder with respect to such removal and appointment, together with an acknowledgment signed by the successor Representative appointed in such writing that he or she accepts the responsibility of successor Representative and agrees to perform and be bound by all of the provisions of this Agreement applicable to the Representative.

    SECTION 5.06. AUTHORITY OF SUCCESSOR REPRESENTATIVE. Each interim and successor Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Representative, and the term "Representative" as used herein shall be deemed to include any interim or successor Representative.

    SECTION 5.07. NOTICES. Any notices given by Parent or the Escrow Agent while there is no Representative shall be sufficiently given if given to the other, with a copy provided directly to the Stockholder holding the largest number of Escrow Shares pursuant to Schedule 2.04. A copy of all such notices shall be delivered to the successor Representative upon his or her appointment and he or she shall have 30 days thereafter to take such actions as may be required under the terms of this Agreement in connection with any such notice.

                                   ARTICLE VI
                                  ESCROW AGENT

    SECTION 6.01.  ESCROW AGENT DUTIES, PROTECTIONS, INDEMNIFICATION, ETC.

    (a) The other parties hereto acknowledge and agree that the Escrow Agent
       (i) shall not be responsible for any of the agreements referred to herein but shall be obligated only for the performance of such duties as are specifically set forth in this Agreement; (ii) shall not be obligated to take any legal or other action hereunder which might in its judgment involve expense or liability unless it shall have been furnished with indemnity acceptable to it; (iii) may rely on and shall be protected in acting or refraining from acting upon any written notice, instruction (including, without limitation, wire transfer instructions, whether incorporated herein or provided in a separate written instruction), instrument, statement, request or document furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper person, and shall have no responsibility for making any investigation into the facts or matters set forth therein or otherwise determining the accuracy or rightfulness thereof; and (iv) may consult counsel, satisfactory to it, including in-house counsel, and the written advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the written advice or opinion of such counsel.

    (b) Neither the Escrow Agent nor any of its directors, officers or employers shall be liable to anyone for any action taken or omitted to be taken by it or any of its directors, officers or employees hereunder except in the case of gross negligence, bad faith or willful misconduct. Parent, on the one hand, and the Stockholders as a group, in proportion to their respective percentage interests in the Escrow Fund, on the other hand, jointly and severally, covenant and agree to indemnify the Escrow Agent and hold it harmless without limitation from and against any loss, liability or expense of any nature incurred by the Escrow Agent arising out of or in connection with this Agreement or with the administration of its duties hereunder, including, but not limited to, legal fees and expenses and other costs and expenses of defending or preparing to defend against any claim of liability in the premises, unless such loss, liability or expense shall be caused by the Escrow Agent's gross negligence, bad faith or willful misconduct. In no event shall the Escrow Agent be liable for incidental, lost profits, consequential, indirect, punitive or exemplary damages.

    (c) Parent agrees to assume any and all obligations imposed now or hereafter by any applicable Tax law with respect to the payment of Escrow Funds under this Agreement, and to indemnify and hold the Escrow Agent harmless from and against any additions for late payment, interest, penalties and other expenses, that may be assessed against the Escrow Agent on any such payment or other activities under this Agreement. Parent undertakes to instruct the Escrow Agent in writing with respect to the Escrow Agent's responsibility for withholding and other Taxes, assessments or other governmental charges, certifications and governmental reporting in connection with its acting as Escrow Agent under this Agreement. Parent agrees to indemnify and hold the Escrow Agent harmless from any liability on account of Taxes, assessments or other governmental charges, including without limitation Taxes withheld or deducted or penalties imposed for failure to withhold or deduct Taxes, and any liability for failure to obtain proper certifications or to properly report to governmental authorities, to which the Escrow Agent may be or become subject in connection with or which arises out of this Agreement, including costs and expenses (including reasonable fees and expenses), interest and penalties.

    (d) Parent agrees to pay or reimburse the Escrow Agent for any legal fees and expenses incurred in connection with the preparation of this Agreement and to pay the Escrow Agent's reasonable compensation for its normal services hereunder in accordance with the fee schedule attached as
       Schedule 6.01(d) hereto, which may be subject to change on an annual basis. The Escrow Agent shall be entitled to reimbursement on demand for all expenses incurred in connection with the administration of the escrow created hereby which are in excess of its compensation for normal services hereunder, including without limitation payment of any legal fees and expenses incurred by the Escrow Agent in connection with the resolution of any claim by any party hereunder.

    (e) The provisions of paragraphs (b), (c) and (d) of this Section 6.01 shall survive the resignation or removal of the Escrow Agent or the termination of this Agreement.

    SECTION 6.02. DISPUTES. In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder, or shall receive instructions from any party hereto with respect to the Escrow Fund which, in its opinion, are in conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action at its sole discretion and election until such time as there has been a final determination of the rights of Parent and the Representative with respect to the Escrow Fund (or relevant portion thereof). For purposes of this Section 6.02, there shall be deemed to have been a final determination of the rights of Parent and the Representative with respect to the Escrow Fund (or relevant portion thereof) at such time as the Escrow Agent shall receive (i) an executed counterpart of an agreement between the Representative and Parent or (ii) a copy of an Arbitration Award, which provides for the disposition of the Escrow Fund (or relevant portion thereof).

    SECTION 6.03. RESIGNATION. The Escrow Agent may at any time resign and be discharged of the duties imposed hereunder (but without prejudice for any liability for bad faith, gross negligence or willful misconduct hereunder) by giving notice to the Representative and Parent at least 60 business days prior to the date specified for such resignation to take effect, in which case, upon the effective date of such resignation:

    (a) all property then held by the Escrow Agent hereunder shall be delivered by it to such person as may be designated in writing by Parent and the Representative, whereupon the Escrow Agent's obligations hereunder shall cease and terminate;

    (b) if no such person has been designated by such date, all obligations of the Escrow Agent hereunder shall, nevertheless, cease and terminate, subject to clause (c) below; and

    (c) the Escrow Agent's sole responsibility thereafter shall be to (i) keep all property then held by it (and to make the investments as hereinbefore provided) and to account for and deliver the same to the successor escrow agent designated in writing by Parent and the Representative or, if no such successor escrow agent shall have been so designated, in accordance with the directions of an Arbitration Award, and the provisions of
       Section 6.01(d) and Section 6.01(e) shall remain in effect, or
       (ii) deposit the Escrow Fund with a court of competent jurisdiction, whereupon its duties hereunder shall terminate.

    SECTION 6.04. REMOVAL OF ESCROW AGENT. Parent and the Representative may, upon at least 30 business days prior written notice to the Escrow Agent executed by each of them, dismiss the Escrow Agent hereunder and appoint a successor. In such event, the Escrow Agent shall promptly account for and deliver to the successor escrow agent named in such notice the then balance of the Escrow Fund, including all investments thereof and accrued income thereon. Upon acceptance thereof and of such accounting by such successor escrow agent, and upon reimbursement to the Escrow Agent of all expenses and other amounts due to it hereunder through the date of such accounting and delivery, the Escrow Agent shall be released and discharged from all of its duties and obligations hereunder, but without prejudice to any liability of the Escrow Agent for its bad faith, gross negligence or willful misconduct hereunder.

                                  ARTICLE VII
                         REPRESENTATIONS AND WARRANTIES

    SECTION 7.01. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS. Each Stockholder hereby, severally and not jointly, represents and warrants to Parent as follows:

    (a) AUTHORITY. Such Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action of such Stockholder. This Agreement has been duly executed and delivered by such Stockholder and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with its terms. Neither the execution, delivery or performance of this Agreement by such Stockholder nor the consummation by such Stockholder of the transactions contemplated hereby will (i) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity,
       (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration under, or result in the creation of any Lien upon any of the properties or assets of such Stockholder under, any of the terms, conditions or provisions of any Contract to which such Stockholder is a party or by which such Stockholder or any such Stockholder's properties or assets, including such Stockholder's shares of Company Capital Stock, may be bound or
       (iii) violate any order, writ, injunction, decree, judgment or stipulation (each, an "Order") or any statute, law, ordinance, rule or regulation (each, a "Law") applicable to such Stockholder or any of such Stockholder's properties or assets, including such Stockholder's shares of Company Capital Stock.

    (b) THE SHARES. Such Stockholder's shares of Company Capital Stock are set forth opposite such Stockholder's name on Schedule 7.01(b) attached hereto (the "Shares") and the certificates representing such Shares are as of the date of this Agreement held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, and such Stockholder has good and marketable title to such Shares, free and clear of any Liens, other than repurchase rights for unvested shares. Such Stockholder owns of record or beneficially no shares of Company Common Stock, Company Series A Preferred Stock or Company Series B Preferred Stock other than such Stockholder's Shares and shares of Company Common Stock issuable upon the exercise of Stock Options.

    (c) BROKERS. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Stockholder.

    (d) MERGER AGREEMENT. Such Stockholder understands and acknowledges that Parent is consummating, and causing Sub to consummate, the transactions contemplated by the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

    SECTION 7.02. REPRESENTATIONS AND WARRANTIES OF THE OPTIONHOLDERS. Each Optionholder hereby, severally and not jointly, represents and warrants to Parent as follows:

    (a) AUTHORITY. Such Optionholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action of such Optionholder. This Agreement has been duly executed and delivered by such Optionholder and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a valid and binding obligation of such Optionholder enforceable against such Optionholder in accordance with its terms. Neither the execution, delivery or performance of this Agreement by such Optionholder nor the consummation by such Optionholder of the transactions contemplated hereby will (i) require any filing with, or permit, authorization, consent or approval of, any

       Governmental Entity, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration under, or result in the creation of any Lien upon any of the properties or assets of such Optionholder under, any of the terms, conditions or provisions of any Contract to which such Optionholder is a party or by which such Optionholder or any of such Optionholder's properties or assets, including such Optionholder's Stock Options, may be bound or (iii) violate any Order or any Law applicable to such Optionholder or any of such Optionholder's properties or assets, including such Optionholder's Stock Options.

    (b) STOCK OPTIONS. Such Optionholder's Stock Options (other than Permitted Interim Period Stock Options) are set forth opposite such Stockholder's name on Schedule 7.02(b) attached hereto (the "Options") and such Optionholder has good title to such Options, free and clear of any Liens. Such Optionholder owns no Stock Options other than such Options and other than Permitted Interim Period Stock Options.

    (c) BROKERS. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Optionholder.

    (d) MERGER AGREEMENT. Such Optionholder understands and acknowledges that Parent is consummating, and causing Sub to consummate, the transactions contemplated by the Merger Agreement in reliance upon such Optionholder's execution and delivery of this Agreement.

    SECTION 7.03. REPRESENTATION AND WARRANTY OF PARENT. Parent hereby represents and warrants to the Stockholders and Optionholders as follows:

    (a) AUTHORITY. Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and, when executed and delivered by the Stockholders and Optionholders, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms. Neither the execution and delivery of this Agreement by Parent nor the consummation by Parent of the transactions contemplated hereby will (i) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity,
       (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration under, or result in the creation of any Lien upon any of the properties or assets of Parent under, any of the terms, conditions or provisions of any Contract to which Parent is a party or by which Parent or any of Parent's properties or assets may be bound or (iii) violate any Law applicable to Parent or any of Parent's properties or assets.

                                  ARTICLE VIII
                                 MISCELLANEOUS

    SECTION 8.01. TERM. This Agreement shall continue in force until the final distribution of all amounts held by the Escrow Agent hereunder.

    SECTION 8.02.  NOTICES.

    (a) All notices, instructions and other communications given hereunder or in connection herewith shall be in writing. Any such notice, instruction or communication shall be sent either (i) by registered or certified mail, return receipt requested, postage prepaid, or (ii) via a reputable nationwide overnight courier service, in each case to the address set forth below. Any such notice, instruction or communication shall be deemed to have been delivered and received three business days after it is sent prepaid, or one business day after it is sent via a reputable nationwide overnight courier service.

       If to Parent:

           724 Solutions Inc.

          Attention:
           Tel:
           Fax:

       with a copy to:

          Ogilvy Renault
           77 King Street West
           Suite 2100, P.O. Box 141
           Royal Trust Tower
           TorontoDominion Centre
           Toronto, Ontario
           M5K 1H1
           Attention: Brian A. Ludmer, Esq.
           Telecopy: 416-216-3930

       with a copy to:

          Cravath, Swaine & Moore
           Worldwide Plaza
           825 Eighth Avenue
           New York, NY 10019
           Attention: Scott A. Barshay, Esq.
           Tel: (212) 474-1000
           Fax: (212) 474-3700

       If to the Holders, the Optionholders or the Representative, to the Representative, at:

          Attention:
           Tel:
           Fax:

       with a copy to:

          Brobeck, Phleger & Harrison LP
           4801 Plaza on the Lake
           Austin, TX 78746
           Attention: S. Michael Dunn, P.C.
           Tel: (512) 330-4000
           Fax: (512) 330-4001

       If to the Escrow Agent:

           BY OVERNIGHT COURIER:

           BY MAIL:

          Attention:
           Fax:

       or, in each case, to such other address as may be specified in writing to the other parties.

    Any party may give any notice, instruction or communication in connection with this Agreement, using any other means (including personal delivery, telecopy or ordinary mail), but no such notice, instruction or communication shall be deemed to have been delivered unless and until it is actually received by the party to whom it was sent. Any party may change the address to which notices, instructions or communications are to be delivered by giving the other parties to this Agreement notice thereof in the manner set forth in this
Section 8.02.

    (b) WIRING INSTRUCTIONS. Any funds to be paid to the Escrow Agent hereunder shall be sent by wire transfer pursuant to the following instructions (or by such method of payment and pursuant to such instruction as may have been given in advance and in writing by the Escrow Agent, in accordance with Section 7.02(a)).

      If to the Escrow Agent:
       Bank:
       ABA #:
       A/C #:
       Attn:
       Ref:

    SECTION 8.03. ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective representatives, successors and assigns. Neither this Agreement nor any rights, duties obligations hereunder shall be assigned by any party hereto by operation of law (including by merger, amalgamation or consolidation) or otherwise without the prior written consent of the parties hereto (except as contemplated by Article V and Article VI hereof with respect to the successor Representative or any successor escrow agent).

    SECTION 8.04. GOVERNING LAW. The parties hereto agree that this Agreement, and the respective rights, duties and obligations of the parties hereunder, shall be governed by and continued in accordance with the laws of the State of New York, without giving effect to principles of conflicts of law thereunder. Each of the parties hereby (i) irrevocably consents and agrees that any legal or equitable action or proceeding arising under or in connection with this Agreement shall be brought exclusively in any New York State court sitting in New York, New York or in any United States District Court for the Southern District of New York and any court to which an appeal may be taken in any such litigation, and (ii) by execution and delivery of this Agreement, irrevocably submits to and accepts, with respect to any such action or proceeding, for itself and in respect of its properties and assets, generally and unconditionally, the jurisdiction of the aforesaid courts, and irrevocably waives any and all rights such party may now or hereafter have to object to such jurisdiction.

    SECTION 8.05. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

    SECTION 8.06. HEADINGS. The Article and Section headings in this Agreement are for convenience only and do not constitute part of this Agreement.

    SECTION 8.07. AMENDMENT. This Agreement supersedes any prior agreements among the parties relating to the subject matter hereof (except for the Merger Agreement and the documents executed and delivered in connection therewith) and can be amended only by a writing signed by Parent, the Escrow Agent and the Representative or their respective successors in interest.

    SECTION 8.08. FORCE MAJEURE. Neither Parent nor Representative nor Escrow Agent shall be responsible for delays or failures in performance resulting from acts beyond its control. Such acts shall include but not be limited to acts of God, strikes, lockouts, riots, acts of war, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters.

    SECTION 8.09. REPRODUCTION OF DOCUMENTS. This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications which may hereafter be executed and (b) certificates and other information previously or hereafter furnished, may be reproduced by any photographic, photostatic, microfilm, optical disk, micro-card, miniature photographic or other similar process. The parties agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

    SECTION 8.10. STOCKHOLDERS AND OPTIONHOLDERS. Each holder of Company Capital Stock and each holder of Stock Options, in each case that is a party to the Resale Restrictions Agreement and each person who has been furnished the final form of this Agreement and has executed and delivered an instrument in writing in which such person agrees to be bound by the applicable terms hereof shall be deemed to be a party hereto.

    IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.


                                               724 SOLUTIONS INC.

                                               by
                                               Name:
                                               Title:

                                               TANTAU SOFTWARE, INC.

                                               by
                                               Name:
                                               Title:

                                               [                    ], as Escrow Agent,

                                               by
                                               Name:
                                               Title:

                                               JOSEPH ARAGONA, as Representative,

                                               by

                                    ANNEX E

                        APPRAISAL AND DISSENTERS' RIGHTS
                          TITLE 8 OF THE DELAWARE CODE

Section 262. Appraisal rights

        (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to SectionSection 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

        a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

        b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

        c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

        d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

        (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II.

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Under the Business Corporations Act (Ontario), we are permitted to indemnify our directors and officers and former directors and officers against costs and expenses, including amounts paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties because of their position as directors or officers, including an action against us. In order to be entitled to indemnification under this Act, the director or officer must act honestly and in good faith with a view to our best interests, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer must have reasonable grounds for believing that his or her conduct was lawful.

    Under our by-laws, we are permitted to indemnify our directly held subsidiaries' current and former directors and our, and our directly held subsidiaries', current and former officers, employees and agents. Our by-laws also provide that, to the fullest extent permitted by the Act, we are authorized to purchase and maintain insurance on behalf of our and our subsidiaries' current and past directors, officers, employees and agents against any liability incurred by them in their duties. We believe that the provisions of our by-laws and the shareholders' agreement are necessary to attract and retain qualified persons as directors and officers.

    Currently, there is no pending litigation or proceeding where a current or past director, officer or employee is seeking indemnification, nor are we aware of any threatened litigation that may result in claims for indemnification. We have purchased a liability insurance policy covering our directors and officers and the directors and officers of our subsidiaries.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) EXHIBITS

    The exhibit list required to be filed as part of this registration statement on Form F-4 is incorporated herein by reference.

    (b) FINANCIAL STATEMENT SCHEDULES

    None.

ITEM 22. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, if any, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (b) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city
of Toronto, Ontario on January   , 2001.



                                          724 SOLUTIONS INC.
                                          Per: /s/ Christopher Erickson
                                             -----------------------------------
                                             Christopher Erickson
                                             President and General Counsel



    Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities on the dates indicated.



SIGNATURE                                                         TITLE                   DATE
---------                                              ---------------------------  -----------------
                                                       Chairman and Chief
                          *                              Executive Officer
     -------------------------------------------         (principal executive       January   , 2001
                   Gregory Wolfond                       officer)

                          *                            Chief Financial Officer
     -------------------------------------------         (principal financial and   January   , 2001
                    Karen Basian                         accounting officer)

                          *
     -------------------------------------------       Director                     January   , 2001
                 Lloyd F. Darlington

                          *
     -------------------------------------------       Director                     January   , 2001
                   Martin A. Stein

                          *
     -------------------------------------------       Director                     January   , 2001
                   James D. Dixon

                          *
     -------------------------------------------       Director                     January   , 2001
                    Harri Vatanen

                          *
     -------------------------------------------       Director                     January   , 2001
                     Alan Young

SIGNATURE                                                         TITLE                   DATE
---------                                              ---------------------------  -----------------
                          *
     -------------------------------------------       Director                     January   , 2001
                   Heather Reisman

                          *
     -------------------------------------------       Director                     January   , 2001
                   Barry J. Reiter

                          *
     -------------------------------------------       Director                     January   , 2001
                    Holger Kluge

                          *
     -------------------------------------------       Director                     January   , 2001
                J. Robert S. Prichard



*By:                /s/ Christopher Erickson
             --------------------------------------
                      Christopher Erickson
                       AS ATTORNEY-IN-FACT


                           AUTHORIZED REPRESENTATIVE


    Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this amendment to the registration statement solely in the capacity of the duly authorized representative of 724
Solutions Inc. in the U.S., on January   , 2001.



                                          724 SOLUTIONS CORP.
                                          Per: /s/ Karen Basian
                                             -----------------------------------
                                             Karen Basian
                                             Treasurer

                               INDEX TO EXHIBITS


  EXHIBIT
  NUMBER         NAME OF DOCUMENT
-----------      ----------------
2.1              Agreement and Plan of Merger, dated as of November 29, 2000, by and among the Registrant, Saturn Merger Sub, Inc. and
                 Tantau Software, Inc. (set forth as Annex A to the
                 information statement/prospectus)
2.2              Form of Stockholder Voting Agreement (set forth as Annex B to the information statement/prospectus).
2.3              Form of Resale Restriction Agreement (set forth as Annex C to the information statement/prospectus).
2.4              Form of Indemnification and Escrow Agreement (set forth as
                 Annex D to the information statement/prospectus).
3.1(1)           Articles of the Registrant.
3.2(1)           By-laws of Registrant.
5.1              Opinion of Ogilvy Renault, Toronto, with respect to the
                 validity of the shares.
8.1              Opinion of Brobeck, Phleger & Harrison LLP with respect to certain U.S. federal tax matters.
10.1(1)          Subscription Agreement between Bank of Montreal, the
                 Registrant and Blue Sky Capital Corporation, dated
                 April 30, 1998.
10.2(1)          Agreement and Plan of Merger and Reorganization, among the
                 Registrant, Serpent Merger Sub, Inc., Spyonit.com, Inc. and
                 the Stockholders of Spyonit.com, Inc. party thereto.
10.3(2)(3)       Technology License Agreement, dated as of April 30, 1998,
                 between the Registrant and Bank of Montreal.
10.4(1)          Mutual Indemnity Agreement, dated April 30, 1998, between
                 the Registrant and Bank of Montreal.
10.5(1)          Letter Agreement, dated November 27, 1998, between Bank of
                 Montreal and the Registrant.
10.6(1)          Letter Agreement, dated November 27, 1998, between Bank of
                 Montreal and the Registrant.
10.7(1)          Letter Agreement, dated July 26, 1999, between Bank of
                 Montreal and the Registrant.
10.8(2)(3)       Technology License Agreement, dated June 1, 1999, between
                 the Registrant and Bank of America, N.A. (as successor to
                 Bank of America National Trust & Savings Association).
10.9(2)(3)       Software Maintenance and Support Agreement, dated June 1,
                 1999, between the Registrant and Bank of America, N.A. (as successor to Bank of America National Trust & Savings
                 Association).
10.10(2)(3)      Service Agreement between the Registrant and Bank of
                 America.
10.11*           Form of Registration Rights Agreement
10.12(1)(2)      Master Technology License Agreement, dated December 29,
                 1999, between Citicorp Strategic Technology Corporation and the Registrant.
10.13(1)         Support Agreement, dated December 29, 1999, among Citicorp
                 Strategic Technology Corporation, 724 Solutions
                 International SRL and the Registrant.
10.14(2)(3)      Licensed Affiliate Agreement between the Registrant and
                 Citibank, N.A.
10.15(1)         Agreement between the Registrant and Sonoma Mountain
                 Ventures.
10.16(3)         First Amended and Restated Agreement and Plan of Merger and
                 Reorganization among the Registrant, Sapphire Merger
                 Sub, Inc., ezlogin.com. and Alexandre Balkanski, as
                 Shareholders' Agent, dated as of May 9, 2000.
10.17(3)         Amendment to First Amended and Restated Agreement and Plan
                 of Merger and Reorganization, among the Registrant, Sapphire
                 Merger Sub, Inc., ezlogin.com, Inc. and Alexandre Balkanski, as Shareholders' Agent, dated as of June 9, 2000.

  EXHIBIT
  NUMBER         NAME OF DOCUMENT
-----------      ----------------
10.18*           Agreement and Plan of Merger and Reorganization among
                 724 Solutions Inc., the Registrant, Serpent Merger Sub,
                 Inc., Spyonit.com, Inc. and certain stockholders of
                 Spyonit.com, Inc., dated as of September 12, 2000.
11.1*            List of Subsidiaries.
23.1             Consent of KPMG LLP, Toronto, Ontario.
23.2             Consent of KPMG LLP, Austin, Texas.
23.3             Consent of Ogilvy & Renault (contained in Exhibit 5.1).
23.4             Consent of Brobeck, Phleger & Harrison LLP (contained in
                 Exhibit 8.1).
24.1*            Powers of Attorney.
27.1*            Financial Data Schedule.
99.1             Form of Written Consent to be executed by Tantau
                 stockholders.


------------

(1) Incorporated by reference to the Registrant's Registration Statement on Form F-1, File No. 333-90143.

(2) Confidential treatment has been received with respect to certain portions of the Exhibit pursuant to Rule 406 under the Securities Act of 1933, as amended. Omitted portions have been filed separately with the Securities and Exchange Commission.

(3) Incorporated by reference to the Registrant's Annual Report on Form 20-F, Filed on June 29, 2000.


*   Previously filed.